Form 10-K, Exhibit 13
WEST SUBURBAN BANCORP INC
filed 1995-03-31
CIK 805080

                                                                  Exhibit 13.1

[LOGO]

WEST SUBURBAN BANCORP, INC.
1994
ANNUAL REPORT

PROFILE

West Suburban Bancorp, Inc. (the "Parent"), a bank and thrift holding company, is the parent company of the following (the "Subsidiaries, and together with the Parent, the "Company" or "West Suburban Banking"): West Suburban Bank, Lombard, Illinois; West Suburban Bank of Downers Grove/Lombard, Downers Grove, Illinois; West Suburban Bank of Darien, Darien, Illinois; West Suburban Bank of Carol Stream/Stratford Square, Bloomingdale, Illinois; and West Suburban Bank of Aurora, F.S.B., Aurora, Illinois ("WSB Aurora"). The Company had total consolidated assets at December 31, 1994 of approximately $1 billion.



                        WEST SUBURBAN BANCORP, INC.
                            FINANCIAL HIGHLIGHTS



                                                Year Ended December 31,
                                      (Dollars in thousands, except per share data)
                              -----------------------------------------------------------
                                 1994       1993          1992       1991         1990
                              ----------    --------    --------   --------     ---------
Net income                      $13,026     $11,824      $11,996    $12,040       $11,991
Per common share
   Net income fully diluted       30.12       27.72        28.74      28.80         28.80
   Book value                    226.53      221.56       209.31     190.61        170.30
Net loans                       709,205     694,301      652,007    688,813       684,947
Total assets                  1,041,495     999,878    1,000,200    980,358     1,008,257
Deposits                        923,257     883,464      877,923    870,404       898,068
Shareholders' equity             97,971      95,822       84,444     76,901        69,218


                             TABLE OF CONTENTS

Profile.....................................  1
Letter to Our Shareholders,
   Customers and Friends....................  2
Corporate Information.......................  3
Business Review.............................  3
Selected Quarterly Financial Data...........  3
Review of Operations........................  4
Independent Auditors' Report................  5
Consolidated Financial Statements...........  6
Notes to Consolidated Financial Statements.. 11
Selected Financial Data..................... 23
Management's Discussion
   and Analysis of Financial
   Condition and Results of Operations...... 26
Boards of Directors......................... 34
Officers.................................... 35
Addresses and Map of Locations.............. 38
Shareholder Information..................... 40

TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS:

West Suburban Banking enjoyed a successful year in 1994. We achieved record earnings of $13.0 million and reached a record level of assets of $1.041 billion. Asset growth was made possible by increases in deposit levels as depositors returned to safer FDIC-insured products in response to increased interest rates in 1994. Growth in deposits was also aided by our opening of new locations in recent years.

During 1994, we added a location in Carol Stream and in the first quarter of 1995 we expect to add a new Bolingbrook branch at 1104 West Boughton Road and a new facility in Wheaton at Danada Square, located on 295 West Loop Road. We are also exploring the Naperville and Westmont markets for expansion opportunities, and are considering increasing our space at our downtown Wheaton facility. If our expansion plans for 1995 are met, West Suburban Banking will offer over 30 locations in the western suburbs of Chicago by this time next year.

Our customers have also benefitted, and we have aided our growth, by our continuous efforts to provide new and more convenient products and services. For example, we have been offering and promoting totally-free checking, competitive interest rates on certificates of deposit, tiered savings accounts that provide greater returns at higher levels of savings and convenient drive-up ATM's that allow customers to conduct business from their cars 24 hours a day.

Our shareholders also benefitted from West Suburban Banking's success in 1994. Shareholders received dividends of $13.50 per share in 1994 compared to $12.75 in 1993. Our book value increased from $221.56 at December 31, 1993 to $226.53 at December 31, 1994. Book value would have increased an additional $11.39 per share if the accounting rules regarding the valuation of securities had not changed during 1994. Like those of its peers in the industry, the value of West Suburban Banking's securities portfolio was adversely affected by the increases in interest rates experienced in 1994.

West Suburban Banking's asset quality showed improvement in 1994 as total non-performing loans decreased by $5.8 million (55.2%) to $4.7 million. As of December 31, 1994, the Company's percentage of non-performing loans to net loans stood at .7% compared to 1.5% at December 31, 1993. The Company's allowance for loan losses as a percentage of total loans increased to 1.18% at December 31, 1994, providing greater protection than the 1.02% at December 31, 1993.

We appreciate your continued support and, as always, welcome your comments and suggestions.

Sincerely,

John A. Clark                                                Kevin J. Acker
President and CEO                                     Chairman of the Board

CORPORATE INFORMATION

The Company is a multi-bank and thrift holding company for four banks headquartered in DuPage County, Illinois and WSB Aurora, a federally charted thrift headquartered in Aurora, Illinois. The Company primarily conducts business in DuPage, Kane, Kendall and Will Counties. The shares of common stock of the Company are not traded on any stock exchange or on the over-the-counter market.

The Company has two classes of common stock issued and outstanding and, in accordance with the terms of its articles of incorporation and bylaws, the Company treats both classes equally for all purposes including book value and dividend purposes. The Company's quarterly per share book value and dividend information for the last two years is set forth in the following table:


Year        Quarter     Book Value     Dividends Declared
----        -------     ----------     ------------------
1994         4th          $226.53          $3.50
             3rd           227.93           3.50
             2nd           225.32           3.25
             1st           225.59           3.25

1993         4th          $221.56          $3.25
             3rd           225.99           3.25
             2nd           221.58           3.25
             1st           216.48           3.00


BUSINESS REVIEW

The Subsidiaries ranged in size from total assets at December 31, 1994 of $140 million to $375 million. As of December 31, 1994, the Subsidiaries operated 28 branches throughout DuPage, Kane, Kendall and Will Counties, with their business activities focusing primarily on the retail and commercial banking markets. The Company had a total of 476 full-time equivalent employees at December 31, 1994.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)



                               First        Second      Third       Fourth
                              Quarter      Quarter     Quarter     Quarter
                              (Dollars in thousands, except per share data)
                             -----------------------------------------------
      1994

Interest income                 $16,069       $16,781     $17,300     $18,962
Net interest income              10,117        10,278      10,189      11,097
Provision for loan losses           587           513         543         573
Other income                      2,099         3,422       1,920       2,244
Other expense                     6,859         7,070       5,959       7,285
Net income                        2,938         3,761       3,290       3,037
Per share of common stock
   Net income - Primary            6.79          8.70        7.61        7.02
   Net income - Fully diluted      6.79          8.70        7.61        7.02

      1993
Interest income                 $16,840       $16,780     $17,050     $16,726
Net interest income               9,852        10,020      10,544      10,252
Provision for loan losses           832           721         721       3,065
Other income                      2,507         2,542       2,419       2,588
Other expense                     6,387         6,513       7,072       6,914
Net income                        3,556         3,367       3,094       1,807
Per share of common stock
   Net income - Primary (1)        8.81          8.35        7.67        4.47
   Net income - Fully diluted (1)  8.30          7.87        7.24        4.31

(1) Net income before the cumulative effect of accounting change was $7.92 on a primary basis and $7.47 on a fully diluted basis for the first quarter.


                             REVIEW OF OPERATIONS

COMMITMENT TO OUR SHAREHOLDERS AND CUSTOMERS

West Suburban Banking is proud to remain one of the largest locally owned multi-bank holding companies headquartered in Chicago's western suburbs. We have considerable resources and knowledge of our market, which enables us to offer the highest level of service to our customers. Our ability to attract and retain our customers has produced positive financial results for our shareholders.

As part of our commitment to our customers and shareholders, West Suburban Banking seeks to grow by strategically establishing additional facilities in markets we presently serve as well as by expanding into new markets. Our newest branch opened in the Spring of 1994 at 879 East Geneva Road in Carol Stream. Additionally, we also intend to add additional branches in Wheaton and Bolingbrook and to expand into Naperville and Westmont during 1995. In all, by the end of 1995, we expect to have more than 30 facilities throughout DuPage, Kane, Kendall and Will counties.

Our emphasis on customer service is also reflected by our lobby and drive-up hours, which include Sunday hours. We also continually update and expand our 24-hour bank-by-phone system, Telebank 24, and our automated teller machine
(ATM) network. In fact, we now have 33 ATMs, many of which are drive-up accessible. Our ATMs participate in most major networks, including the Money Network, Plus, Cirrus, Cash Station, The Exchange, Easy Answer, Tyme, Mobil and VISA and MasterCard networks, thereby enabling our customers to do most of their banking from just about anywhere. Our ATMs even provide cash advances to our WSB VISA customers.

Of course, West Suburban Banking continues to offer competitive and innovative banking products and services. For example, we introduced many new products during 1994 including the Smart Line of Credit, a personal line of credit with a competitive yield, and an eight-month certificate of deposit designed to reward our customers with multiple accounts. We also recently improved our checking account monthly statements by substituting reduced-size copies of canceled checks for the checks themselves.

West Suburban Banking understands that it has to be responsive to its customers in order to maintain and strengthen its position as one of the largest financial services companies headquartered in the western suburbs. For example, while other institutions maintained their rates during 1994, we offered deposit products with very competitive rates as interest rates rose. During 1995, we plan to launch a VISA promotion that will rebate a percentage of all purchases to a local charitable organization. This program will reflect our commitment to the communities we serve.

COMMITMENT TO THE COMMUNITIES WE SERVE

While West Suburban Banking is dedicated to serving the credit and investment needs of its customers, we believe that our role as a good corporate citizen requires more. As a locally owned and managed institution, we believe we have a special role in ensuring the vitality of the communities we serve.

For example, in 1994 we continued our leading role in several programs for individuals with lower incomes. Specifically, WSB Aurora and the Joseph Corporation, a not-for-profit housing contractor, provided subsidized residential loans to lower-income households through an affordable housing program of the Federal Home Loan Bank ("FHLB"). We also were an active participant in the Fair Housing Network, the DuPage Homeownership Center and Neighborhood Housing Service of Aurora. These organizations distribute information and offer counseling to home buyers in the area and assist them with their credit needs.

West Suburban Banking also continued to participate in the U.S. Small Business Administration LOW DOC program which is designed to provide credit more easily and quickly to small businesses in our area. Of course, by assisting our commercial clients, we are indirectly benefitting other members of the communities we serve who rely on these businesses for products, services and jobs.

As in the past, during 1994 West Suburban Banking made financial and resource contributions to a host of charitable organizations. Among them are the Cooperative Education Program, Citizens Against Crime, Lifesource Blood Center and the Leukemia Society of America. We also take great pride in and offer encouragement to our employees who give of their time and money to a host of charitable organizations. We believe our civic-minded employees are one of our greatest assets.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
West Suburban Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of income, changes in shareholders' equity and cash flows of West Suburban Bancorp, Inc. and subsidiaries for the year ended December 31, 1992 were audited by other auditors whose report, dated January 29, 1993, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 1994 and 1993 consolidated financial statements present fairly, in all material respects, the financial position of West Suburban Bancorp, Inc. and subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company changed its method of accounting for investments to conform with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", at January 1, 1994. As discussed in Notes 1 and 9 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes to conform with SFAS No. 109, "Accounting for Income Taxes".

                                                  /s/ DELOITTE & TOUCHE LLP

January 28, 1995

                             WEST SUBURBAN BANCORP, INC.
                             CONSOLIDATED BALANCE SHEETS
                             DECEMBER 31, 1994 AND 1993
                               (Dollars in thousands)





                                                                          1994             1993
                                                                      ------------     ------------

ASSETS

Cash and due from banks                                                  $48,134           $37,727
Interest-bearing deposits in financial institutions                           14               609
Federal funds sold                                                         1,895             6,160
                                                                      ------------     ------------
   Total cash and cash equivalents                                        50,043            44,496
Investment securities:
   Available for sale (amortized cost of $125,502 in 1994;
      fair value of $174,088 in 1993)                                    117,320           171,475
   Held to maturity (fair value of $102,403 in 1994;
      fair value of $19,251 in 1993)                                     108,559            19,119
Mortgage-backed securities available for sale (amortized
   cost of $128 in 1994; fair value of $19,501 in 1993)                      128            17,559
Loans, less allowance for loan losses of $8,445 in 1994;
   $7,125 in 1993                                                        709,205           694,301
Premises and equipment, net                                               26,652            25,401
Other real estate                                                         10,458             9,954
Accrued interest and other assets                                         19,130            17,573
                                                                      ------------     ------------
      TOTAL ASSETS                                                    $1,041,495          $999,878
                                                                      ------------     ------------
                                                                      ------------     ------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
   Noninterest-bearing                                                  $100,771           $94,268
   Interest-bearing                                                      822,486           789,196
                                                                      ----------       ------------
      Total deposits                                                     923,257           883,464
FHLB advances                                                              9,940             8,220
Real estate mortgage investment conduit ("REMIC")                           ----             3,541
Accrued interest and other liabilities                                    10,327             8,831
                                                                      ------------     ------------
      TOTAL LIABILITIES                                                  943,524           904,056
                                                                      ------------     ------------
Shareholders' equity:
   Common stock, Class A, no par value; 1,000,000
      shares authorized; 347,015 shares issued and outstanding             2,774             2,774
   Common stock, Class B, no par value; 1,000,000
      shares authorized; 85,480 shares issued and outstanding                683               683
   Surplus                                                                38,066            38,066
   Retained earnings                                                      61,378            54,299
   Unrealized loss on securities available for sale, net of
      taxes of $3,252                                                     (4,930)             ----
                                                                      ------------     ------------
      TOTAL SHAREHOLDERS' EQUITY                                          97,971            95,822
                                                                      ------------     ------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $1,041,495          $999,878
                                                                      ------------     ------------
                                                                      ------------     ------------

The accompanying notes are an integral part of the consolidated financial statements.

                                WEST SUBURBAN BANCORP, INC.
                            CONSOLIDATED STATEMENTS OF INCOME
                      YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                     (Dollars in thousands, except per share data)


                                                                         1994        1993         1992
                                                                     ----------   ----------   ----------

INTEREST INCOME
   Loans, including fees                                                $53,570      $50,216      $55,597
   Investment securities:
      Corporate                                                           6,300       11,549       12,313
      U.S. government agencies and corporations                           5,746        2,028        1,825
      States and political subdivisions                                   1,194          827          853
      U.S. Treasury                                                         722         ----         ----
   Mortgage-backed securities                                               740        2,329        2,703
   Deposits in financial institutions                                        97          133          157
   Federal funds sold                                                       743          314          650
                                                                     ----------   ----------   ----------
         Total interest income                                           69,112       67,396       74,098
                                                                     ----------   ----------   ----------
INTEREST EXPENSE
   Deposits                                                              27,093       25,832       32,719
   Other                                                                    338          896        1,657
                                                                     ----------   ----------   ----------
         Total interest expense                                          27,431       26,728       34,376
                                                                     ----------   ----------   ----------
         Net interest income                                             41,681       40,668       39,722
PROVISION FOR LOAN LOSSES                                                 2,216        5,339        3,905
                                                                     ----------   ----------   ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                      39,465       35,329       35,817
                                                                     ----------   ----------   ----------
OTHER INCOME
   Service fees                                                           3,496        3,523        3,571
   Trust fees                                                               280          270          254
   Gain on sales of loans                                                   213        1,362        2,050
   Loan servicing                                                           876          927          893
   Net realized gain (loss) on sales of securities
      available for sale                                                  1,524           48         (117)
   Other                                                                  3,296        3,926        4,494
                                                                     ----------   ----------   ----------
         Total other income                                               9,685       10,056       11,145
                                                                     ----------   ----------   ----------
OTHER EXPENSE
   Salaries and employee benefits                                        12,860       12,585       13,619
   Occupancy                                                              2,127        2,211        2,195
   Premises and equipment                                                 2,186        2,198        2,409
   FDIC insurance premiums                                                1,997        1,741        1,917
   Professional fees                                                      1,180        1,069        1,000
   Other                                                                  6,823        7,082        6,931
                                                                     ----------   ----------   ----------
         Total other expense                                             27,173       26,886       28,071
                                                                     ----------   ----------   ----------
INCOME BEFORE INCOME TAXES                                               21,977       18,499       18,891
Applicable income taxes                                                   8,951        7,035        6,895
                                                                     ----------   ----------   ----------
Income before cumulative effect of accounting change                     13,026       11,464       11,996
Cumulative effect of accounting change                                     ----          360         ----
                                                                     ----------   ----------   ----------
NET INCOME                                                              $13,026      $11,824      $11,996
                                                                     ----------   ----------   ----------
                                                                     ----------   ----------   ----------
EARNINGS PER SHARE
   Before cumulative effect of accounting change:
      Primary                                                                         $28.41
                                                                                  ----------
                                                                                  ----------
      Fully diluted                                                                   $26.85
                                                                                  ----------
                                                                                  ----------
      Primary                                                            $30.12       $29.30       $29.73
                                                                     ----------   ----------   ----------
                                                                     ----------   ----------   ----------
      Fully diluted                                                      $30.12       $27.72       $28.74
                                                                     ----------   ----------   ----------
                                                                     ----------   ----------   ----------


The accompanying notes are an integral part of the consolidated financial statements.

                           WEST SUBURBAN BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                              (Dollars in thousands)

                                                                                  Allowance
                                                                      Unrealized    for
                                                                         Gain     Unrealized
                                                                      (Loss) on    Loss on     Total
                                 Class A  Class B                     Securities  Marketable   Share-
                                 Common   Common            Retained  Available     Equity    holders'
                                  Stock    Stock   Surplus  Earnings   For Sale   Securities   Equity
                                 -------  -------  -------  --------  ----------  ----------  --------
BALANCE, JANUARY 1, 1992          $2,542     $683  $34,148   $40,464       $----       ($936)  $76,901

Net income                          ----     ----     ----    11,996        ----        ----    11,996
Cash dividends declared             ----     ----     ----    (4,841)       ----        ----    (4,841)
Recovery of net
 unrealized loss on
 marketable equity
 securities                         ----     ----     ----      ----        ----         388       388
                                 -------  -------  -------  --------  ----------  ----------  --------

BALANCE,  DECEMBER 31, 1992        2,542      683   34,148    47,619        ----        (548)   84,444

Net income                          ----     ----     ----    11,824        ----        ----    11,824
Cash dividends declared             ----     ----     ----    (5,144)       ----        ----    (5,144)
Issuance of 29,050
 shares of Class A
 common stock                        232     ----    3,918      ----        ----        ----     4,150
Recovery of net
 unrealized loss on
 marketable equity
 securities                         ----     ----     ----      ----        ----         548       548
                                 -------  -------  -------  --------  ----------  ----------  --------
BALANCE,  DECEMBER 31, 1993        2,774      683   38,066    54,299        ----        ----    95,822

Net income                          ----     ----     ----    13,026        ----        ----    13,026
Cash dividends declared             ----     ----     ----    (5,947)       ----        ----    (5,947)
Unrealized gain on
 securities available for
 sale, net of taxes, at
 January 1, 1994                    ----     ----     ----      ----       1,574        ----     1,574
Net change in
 unrealized loss
 on securities available
 for sale, net of taxes             ----     ----     ----      ----      (6,504)       ----    (6,504)
                                 -------  -------  -------  --------  ----------  ----------  --------
BALANCE, DECEMBER 31, 1994        $2,774     $683  $38,066   $61,378     ($4,930)      $----   $97,971
                                 -------  -------  -------  --------  ----------  ----------  --------
                                 -------  -------  -------  --------  ----------  ----------  --------

The accompanying notes are an integral part of the consolidated financial statements.

                           WEST SUBURBAN BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                             (Dollars in thousands)

                                                                1994        1993       1992
                                                              --------    -------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                   $13,026    $11,824     $11,996
                                                              --------    -------    --------
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization                                2,426      2,434       2,467
    Cumulative effect of accounting change                        ----       (360)       ----
    Provision for loan losses                                    2,216      5,339       3,905
    Provision for deferred income taxes                            (18)      (604)       (404)
    Premium amortization of investment
      securities, net                                            1,523      3,335       1,219
    Net realized (gain) loss on sales of
      securities available for sale                             (1,524)       (48)        117
    Gain on sale of loans held for sale                           (213)    (1,362)     (2,050)
    Sale of loans originated for sale                            8,599     80,884     136,917
    Loans held for sale                                        (12,693)   (79,868)   (137,941)
    Loss (gain) on sale of premises and
      equipment                                                    266        (26)       (100)
    (Gain) loss on sale of other real estate                      (481)      (166)         45
    Decrease in other assets                                     1,715        174       1,113
    Increase (decrease) in other liabilities                    (1,960)      (127)        109
                                                              --------    -------    --------
         Total adjustments                                        (144)     9,605       5,397
                                                              --------    -------    --------

      NET CASH PROVIDED BY OPERATING ACTIVITIES                 12,882     21,429      17,393
                                                              --------    -------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales of investment securities
    available for sale                                          54,162     35,808      24,055
  Proceeds from sales of mortgage-backed
    securities available for sale                               15,973       ----        ----
  Proceeds from maturities of investment
    securities                                                  67,853     80,123     107,719
  Proceeds from maturities of mortgage-backed
    securities                                                   2,644      7,762       4,447
  Purchases of investment securities                          (163,415)   (78,142)   (213,961)
  Net (increase) decrease in loans                             (21,773)   (53,324)     35,329
  Purchases of premises and equipment                           (3,966)    (1,281)     (1,890)
  Proceeds from sale of premises and
    equipment                                                       23         40         105
  Proceeds from sale of other real estate                        8,937      2,858       1,355
                                                              --------    -------    --------
    NET CASH USED IN INVESTING ACTIVITIES                     ($39,562)   ($6,156)   ($42,841)
                                                              --------    -------    --------

The accompanying notes are an integral part of the consolidated financial statements.

                          WEST SUBURBAN BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                  (continued)
                            (Dollars in thousands)

                                                     1994       1993       1992
                                                   -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in demand deposits, NOW
    accounts and savings accounts                  $17,376    $23,205    $63,043
  Net increase (decrease) in certificates of
    deposit                                         22,417    (17,665)   (56,572)
  Increase (decrease) in FHLB advances               1,720     (4,830)    13,050
  Repayment of REMIC                                (3,541)    (8,261)    (4,782)
  Repayment of note payable                           ----     (2,000)    (4,500)
  Cash dividends paid                               (5,745)    (5,043)    (4,841)
                                                   -------    -------    -------
    NET CASH PROVIDED BY (USED IN) FINANCING
      ACTIVITIES                                    32,227    (14,594)     5,398
                                                   -------    -------    -------
  Net increase (decrease) in cash and cash
    equivalents                                      5,547        679    (20,050)
  Cash and cash equivalents at beginning of year    44,496     43,817     63,867
                                                   -------    -------    -------
  CASH AND CASH EQUIVALENTS AT END OF YEAR         $50,043    $44,496    $43,817
                                                   -------    -------    -------
                                                   -------    -------    -------
  Supplemental cash flow information:
    Cash paid during the year for:
    Interest on deposits and other borrowings      $27,417    $27,221    $35,243
    Income taxes                                     7,046      9,375      7,422
     Transfers from loans to other real estate       8,960      8,064        646
    Transfer of subordinated convertible
      capital notes to shareholders' equity
      in connection with the note conversion          ----      4,150       ----


The accompanying notes are an integral part of the consolidated financial statements.

                      WEST SUBURBAN BANCORP, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of West Suburban Bancorp, Inc. (the "Parent") and its wholly-owned subsidiaries (collectively, the "Subsidiaries" and together with the Parent, the "Company"): West Suburban Bank; West Suburban Bank of Downers Grove/Lombard; West Suburban Bank of Darien; West Suburban Bank of Carol Stream/Stratford Square; and West Suburban Bank of Aurora, F.S.B. ("WSB Aurora"). Significant intercompany accounts and transactions have been eliminated.

BASIS OF ACCOUNTING

The accompanying financial statements are prepared in accordance with generally accepted accounting principles and conform to general practices within the banking industry. A summary of accounting policies follows.

SECURITIES

On January 1, 1994, the Company adopted Statement of Financial
Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires debt and marketable equity securities to be classified into three categories. Trading account securities represent securities bought and held principally for the purpose of selling them in the near term. The Company does not invest in trading securities. The remaining securities have been segregated into "Held to Maturity" and "Available for Sale" categories. Held to Maturity securities include those securities where the Company has both the ability and positive intent to hold them to maturity. Securities not meeting this criteria are classified as Available for Sale. Held to Maturity securities are carried at amortized historical cost while Available for Sale securities are carried at fair value with net unrealized gains and losses (net of tax) reported as a separate component of equity. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Prior to the adoption of SFAS No. 115, when the Company had the ability and intent to hold securities to maturity, such securities were stated at cost adjusted for amortization of premium or discount and when the Company intended to hold securities for an indefinite period of time, such securities were segregated as "available-for-sale" and carried at the lower of amortized cost or then current market value. Securities, which had been transferred to the available-for-sale category, were recorded at the lower of cost or market value at the date of transfer.

The Company has not utilized futures, forwards, swaps or option contracts in order to manage its interest rate risk or otherwise.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is recognized based upon the principal amount outstanding. Accrual of interest is generally discontinued on a loan when it becomes 90 days past due or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of principal or interest is doubtful. In some circumstances a loan that is more than 90 days past due can remain on accrual status if it can be established that payment will be received within another 90 days or if it is adequately secured. When a loan has been placed on nonaccrual status, interest that has been earned but not collected is charged back to the appropriate interest income account. When payments are received on nonaccrual loans they are first applied to principal, then to expenses incurred for collection and finally to interest income.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay.

LOANS HELD FOR SALE

Loans are identified as either held for investment or held for sale upon their origination. Loans held for sale are recorded at the lower of amortized cost or market value, determined on an aggregate basis. Unrealized losses, if any, are recognized on a current basis.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation, which is generally computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

OTHER REAL ESTATE

Other real estate includes properties acquired in partial or total settlement of problem loans. The properties are recorded at the lower of cost or fair value less estimated selling costs at the date acquired. Losses arising at the time of acquisition of such properties are charged to the allowance for loan losses. Any subsequent decline in value is charged to current operations. The revenue received from, and expenses incurred in maintaining, such properties are also included in current operations. The amounts the Company could ultimately recover from other real estate could differ materially from the amounts used in determining the net carrying value of the assets because of future market factors beyond the Company's control or changes in the Company's strategy for recovering its investment. Management believes the net carrying value at December 31, 1994 is a reasonable estimate of the ultimate value of other real estate.

INTANGIBLES

The Company accounted for the acquisition of its thrift subsidiary, WSB Aurora, using the purchase method of accounting. The related intangibles are being amortized over 15 years on the straight-line method.

TRUST ASSETS AND FEES

Assets held in fiduciary or agency capacities are not included in the consolidated balance sheets since such items are not assets of the Company. Income from trust fees is recorded when received. This income does not differ materially from trust fees computed on an accrual basis.

INCOME TAXES

Effective January 1, 1993, the Company adopted SFAS No. 109,
"Accounting for Income Taxes", which requires the liability method of accounting. Under this method, deferred tax liabilities and assets are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Prior to the adoption of SFAS No. 109, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11 ("APB 11"). In accordance with APB 11, income taxes were accrued based upon income and expenses reported for financial statement purposes. In connection with the adoption of SFAS No. 109 on a prospective basis, the Company recorded a cumulative credit adjustment to income of $360 at January 1, 1993.

The Parent files consolidated federal and state income tax returns with the Subsidiaries.

EARNINGS PER SHARE

Earnings per share are calculated on the basis of the daily weighted average number of shares outstanding. Net income has been adjusted for the interest expense (net of tax) on the subordinated convertible capital notes.

CASH FLOWS

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits in financial institutions and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

RECLASSIFICATIONS

Certain reclassifications have been made in prior years' financial statements to conform with the current year presentation.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale at December 31, 1994 and 1993 are as follows:



                                                     1994
                              ----------------------------------------------
                                             Gross         Gross
                              Amortized    Unrealized    Unrealized     Fair
                                Cost         Gains         Losses       Value
                              ---------    ----------    ----------    -------
U.S. government agencies
 and corporations             $51,510           $----    ($4,352)      $47,158
Corporate                      45,623               5     (1,579)       44,049
U.S. Treasury                  16,427            ----     (1,324)       15,103
                              -------           -----    --------      -------
  Total debt securities       113,560               5     (7,255)      106,310
Federal Home Loan
 Mortgage Corp. Preferred
 Stock and other equity
 securities                    11,942            ----       (932)       11,010
                              -------           -----    --------      -------
  Total                      $125,502              $5    ($8,187)     $117,320
                             --------           -----    --------     --------
                             --------           -----    --------     --------

                                                     1993
                                             Gross         Gross
                            Amortized      Unrealized    Unrealized     Fair
                              Cost           Gains         Losses       Value
                            ---------      ----------    ----------    -------
Corporate                    $139,555         $1,887         ($433)    $141,009
U.S. government agencies
 and corporations              26,570          1,084           (19)      27,635
                             --------         ------         ------    --------
  Total debt securities       166,125          2,971          (452)     168,644
Federal Home Loan
 Mortgage Corp. Preferred
 Stock and other equity
 securities                     5,350             94           ----       5,444
                             --------         ------         ------    --------
  Total                      $171,475         $3,065          ($452)   $174,088
                             --------         ------         -------   --------
                             --------         ------         -------   --------



The amortized cost and fair value of debt securities available for sale at December 31, 1994 and 1993 by contractual maturity are as follows:



                                             1994                   1993
                                     --------------------   --------------------
                                     Amortized     Fair     Amortized    Fair
                                       Cost        Value      Cost       Value
                                     ---------   --------   ---------   --------
Due in 1 year or less                 $15,564     $15,448    $81,726     $82,518
Due after 1 year through 5 years       70,265      66,262     41,439      42,256
Due after 5 years through 10 years     25,856      22,827     25,941      27,027
Due after 10 years                      1,875       1,773     17,019      16,843
                                     ---------   --------   ---------   --------
  Total                              $113,560    $106,310   $166,125    $168,644
                                     ---------   --------   ---------   --------
                                     ---------   --------   ---------   --------


The amortized cost and fair value of investment securities held to maturity at December 31, 1994 and 1993 are as follows:



                                                     1994
                              -------------------------------------------------
                                             Gross         Gross
                              Amortized    Unrealized    Unrealized     Fair
                                Cost         Gains         Losses       Value
                              ---------    ----------    ----------    --------

U.S. government agencies
 and corporations              $55,783          $----      ($4,460)     $51,323
Corporate                       30,645             25         (931)      29,739
States and political
 subdivisions                   22,131              1         (791)      21,341
                              --------     ----------     ---------    --------
  Total                       $108,559            $26      ($6,182)    $102,403
                              --------     ----------     ---------    --------
                              --------     ----------     ---------    --------

                                                     1993
                            --------------------------------------------------
                                             Gross         Gross
                            Amortized      Unrealized    Unrealized     Fair
                              Cost           Gains         Losses       Value
                            ---------      ----------    ----------    -------

States and political
 subdivisions                $19,119            $158          ($26)    $19,251
                            --------       ---------     ----------    -------
  Total                      $19,119            $158          ($26)    $19,251
                            --------       ---------     ----------    -------
                            --------       ---------     ----------    -------


Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The amortized cost and fair value of debt securities held to maturity at December 31, 1994 and 1993 by contractual maturity are as follows:



                                             1994                    1993
                                     --------------------   ----------------------
                                     Amortized     Fair     Amortized      Fair
                                       Cost        Value      Cost         Value
                                     ---------   --------   ---------     --------

Due in 1 year or less                  $2,920      $2,898      $1,336       $1,340
Due after 1 year through 5 years       54,444      51,886       1,513        1,526
Due after 5 years through 10 years     41,683      38,189       8,227        8,335
Due after 10 years                      9,512       9,430       8,043        8,050
                                     --------    --------    --------      -------
  Total                              $108,559    $102,403     $19,119      $19,251
                                     --------    --------    --------      -------
                                     --------    --------    --------      -------



Gross gains of $452 and gross losses of $115 were realized on 1994 sales. Gross gains of $690 and gross losses of $642 were realized on 1993 sales. Gross gains of $392 and gross losses of $509 were recognized on 1992 sales.

Investment securities with an amortized cost of approximately $22,393 and $14,988 at December 31, 1994 and 1993, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

NOTE 3 - MORTGAGE-BACKED SECURITIES

The amortized cost and fair values of mortgage-backed securities available for sale at December 31, 1994 was $128 and those for 1993 are summarized as follows:


                                                            1993
                                             ------------------------------------
                                                            Gross
                                              Amortized   Unrealized      Fair
                                                Cost        Gains        Value
                                             ----------   ----------   ----------
Mortgage-backed securities - pledged            $17,427       $1,941      $19,368
Interest-only securities
   (collateralized mortgage obligations)            128         ----          128
GNMA certificates                                     4            1            5
                                             ----------   ----------   ----------
      Total                                     $17,559       $1,942      $19,501
                                             ----------   ----------   ----------
                                             ----------   ----------   ----------


At December 31, 1993, mortgage-backed securities with an amortized cost of approximately $17,427 and a fair value of $19,368 served as collateral for the REMIC bonds.

NOTE 4 - LOANS

Major classifications of loans were as follows at December 31, 1994 and 1993:


                                                1994       1993
                                             ---------   ---------
Commercial                                    $156,896    $177,054
Installment                                     33,542      33,714
Real estate:
   Mortgage                                    305,010     288,683
   Home equity                                 120,373     115,910
   Construction                                 72,990      47,442
   Held for sale                                   449       4,543
VISA - credit card                              21,342      22,601
Other                                            7,048      11,479
                                             ---------   ---------
      Total                                    717,650     701,426
Allowance for loan losses                       (8,445)     (7,125)
                                             ---------   ---------
      Loans, net                              $709,205    $694,301
                                             ---------   ---------
                                             ---------   ---------



The Company makes commercial, personal and residential loans primarily to customers throughout the western suburbs of Chicago. At December 31, 1994 and 1993, the Company's loan portfolio did not include any single borrower or industry concentration in excess of 10% of total loans, except for loans to the construction and land development industries which represented 10.2% and 6.8% of total loans at December 31, 1994 and 1993, respectively. The Company's real estate construction loans are generally made within the market areas of the Subsidiaries. The Company manages this exposure by continually reviewing local market conditions and closely monitoring collateral values. No unusual losses are anticipated as a result of these concentrations.

Loans on which the accrual of interest has been discontinued or reduced amounted to approximately $279, $6,468 and $14,468 at December 31, 1994, 1993 and 1992, respectively. If interest on those loans had been accrued, such income would have approximated $15, $243 and $637 for 1994, 1993 and 1992, respectively. Interest income on those loans is recorded only when received.

Changes in the allowance for loan losses were as follows for the years ended December 31:



                                             1994          1993          1992
                                           -------       -------       -------
Balance, beginning of year                  $7,125        $8,024        $6,489
   Provision for loan losses                 2,216         5,339         3,905
   Loans charged-off                        (1,292)       (7,027)       (3,435)
   Recoveries                                  396           789         1,065
                                           -------       -------       -------
Balance, end of year                        $8,445        $7,125        $8,024
                                           -------       -------       -------
                                           -------       -------       -------

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers. At December 31, 1994 and 1993, the Company was servicing loans for the benefit of others with aggregate unpaid principal balances of $335,244 and $362,752, respectively.

At December 31, 1994 and 1993, the Company maintained banker's acceptances of $1,659 and $2,026, respectively. A banker's acceptance is a draft that has been drawn on and accepted by the Company for payment at a future date. Funds are advanced to the drawer of the acceptance by discounting the accepted draft. The Company has an unconditional obligation to fund the holder upon presentation of the draft. Likewise, the customer has an unconditional obligation to fund the Company at or before the maturity date specified in the instrument.

NOTE 5 - PREMISES AND EQUIPMENT

Major classifications of these assets are summarized as follows at December 31:



                                                     1994           1993
                                                  ---------      ---------
Land                                                $5,213         $3,803
Premises                                            20,826         20,140
Leasehold improvements                                 418            331
Furniture and equipment                             22,012         21,606
                                                  ---------      ---------
                                                    48,469         45,880
Less accumulated depreciation and amortization     (21,817)       (20,479)
                                                  ---------      ---------
   Total                                           $26,652        $25,401
                                                  ---------      ---------
                                                  ---------      ---------


NOTE 6 - DEPOSITS


The major categories of deposits are summarized as follows at December 31:


                                                    1994           1993
                                                  ---------      ---------
Demand and other noninterest-bearing               $100,771        $94,268
NOW accounts                                        179,025        175,917
Money market savings                                317,379        309,614
Time, $100,000 and over                              47,693         28,955
Time, other                                         278,389        274,710
                                                  ---------      ---------
   Total                                           $923,257       $883,464
                                                  ---------      ---------
                                                  ---------      ---------

Interest expense on interest-bearing deposits is summarized as follows for the years ended December 31:


                                           1994       1993      1992
                                         -------   --------   -------
NOW accounts                              $3,004     $2,896    $2,921
Money market savings                       9,656      7,910     9,884
Time, $100,000 and over                    1,788      1,334     1,479
Time, other                               12,645     13,692    18,435
                                         -------   --------   -------
   Total                                 $27,093    $25,832   $32,719
                                         -------   --------   -------
                                         -------   --------   -------


NOTE 7 - REAL ESTATE MORTGAGE INVESTMENT CONDUIT (REMIC)

The Company maintained REMIC bonds with a stated maturity of December 1, 2013. Interest on the REMIC bonds was payable quarterly at an interest rate equal to the bond equivalent on one year U.S. Treasury Bills plus 50 basis points, but in no event to exceed 13.5%. The REMIC bonds were collateralized by mortgage-backed securities. During 1994, the Company retired the REMIC bonds and liquidated the mortgage-backed securities collateralizing the bonds.

NOTE 8 - BORROWINGS

Federal Home Loan Bank ("FHLB") advances are used as a source of liquidity to meet cash demands. Interest was payable on the FHLB advances, which carry no specific maturity, at an annual rate of 6.4% and 3.2% at December 31, 1994 and 1993, respectively.

NOTE 9 - INCOME TAXES

The income tax provision (benefit) reflected in the Consolidated Statements of Income is as follows for the years ended December 31:



                                           1994      1993      1992
                                         -------   --------   -------
Current:
   Federal                                $7,656     $6,316    $5,946
   State                                   1,313      1,323     1,353
Deferred                                     (18)      (604)     (404)
                                         -------   --------   -------
   Total                                  $8,951     $7,035    $6,895
                                         -------   --------   -------
                                         -------   --------   -------


The temporary differences and tax carryforwards which created deferred tax assets and liabilities at January 1, 1993 (upon adoption of SFAS No. 109) and December 31, 1994 and 1993 are detailed below:



                                          December 31,     December 31,      January 1,
                                              1994            1993              1993
                                          ------------     ------------     ------------
Deferred tax assets:
   Allowance for loan loss                    $3,255          $3,284            $2,806
   Deferred compensation                         749             692               626
   Unrealized loss on
      securities available for sale            3,252            ----              ----
                                          ------------     ------------     ------------
      Total deferred tax assets                7,256           3,976             3,432
                                          ------------     ------------     ------------
Deferred tax liabilities:
   Depreciation                                1,386           1,396             1,431
   Other                                         240             221               246
                                          ------------     ------------     ------------
      Total deferred tax liabilities           1,626           1,617             1,677
                                          ------------     ------------     ------------
      Net deferred tax assets                 $5,630          $2,359            $1,755
                                          ------------     ------------     ------------
                                          ------------     ------------     ------------


Prior to the adoption of SFAS 109, a deferred income tax credit resulted from the following timing differences for the year ended December 31, 1992:



Provision for loan losses           ($462)
Deferred compensation                 (69)
Accelerated depreciation               33
Other, net                             94
                                  ---------
      Total                         ($404)
                                  ---------
                                  ---------


A reconciliation between taxes computed at the statutory income tax rates and the consolidated effective tax rates follows:



                                                        1994      1993        1992
                                                       ------     ------     ------
Statutory income tax rates                              35.0%      35.0%      34.0%
(Decrease) increase in taxes resulting from:
   Federal tax-exempt income                            (2.4)      (2.5)      (2.3)
   State income taxes, net of federal tax benefit        4.8        4.8        4.8
Other                                                    3.3       (1.2)      ----
                                                       ------     ------     ------
      Consolidated effective tax rates                  40.7%      36.1%      36.5%
                                                       ------     ------     ------
                                                       ------     ------     ------


The Internal Revenue Service (the "IRS") is currently examining the income tax returns of WSB Aurora for 1988, 1989 and 1990. The IRS has proposed certain adjustments to the income tax returns of WSB Aurora for 1988, 1989 and 1990. The periods under examination are prior to the acquisition of WSB Aurora by the Company. The Company believes its judgments in these matters have been appropriate and intends to continue to contest the adjustments proposed by the IRS.

NOTE 10 - EMPLOYEE BENEFIT PLANS

Historically, the Company maintained a stock ownership plan covering substantially all full-time employees who have satisfied specific age and service requirements. During the first quarter of 1994, the West Suburban Bank Stock Bonus Trust Plan was converted into an employee stock ownership plan and renamed the West Suburban Bank Employee Stock Ownership Plan (the "Plan"). The respective boards of directors of the Subsidiaries took the actions necessary to allow their respective employees to participate in the Plan. The Plan is a tax-qualified stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan is designed to provide incentives to participants by granting them an interest in the Company's common stock in which the Plan invests. The Plan is an individual account defined contribution plan, which means that an individual account is established for each participant of the Plan and that the amount of benefits payable upon retirement, termination, disability or death is based upon service and the amount of the employer's contributions and any income, expenses, gains or losses which may have been allocated to the participant's account. Annual contributions to the current and former plans were made in accordance with resolutions passed by the boards of directors of the Subsidiaries and in aggregate amounted to $1,112 in 1994, $1,000 in 1993 and $1,168 in 1992.

The Subsidiaries also maintain deferred compensation plans in which former and current executive officers participate. The deferred compensation expense for the years ended December 31, 1994, 1993 and 1992 amounted to $180, $214 and $225, respectively. These plans are not qualified under the Code and, therefore, tax deductions are allowed only when benefits are paid.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These financial instruments involve, to varying degrees, elements of credit and interest rate risks in addition to the amount recognized in the consolidated balance sheets. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit risk in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless noted otherwise, the Company requires collateral or other security to support financial instruments with credit risk.

A summary of the contractual amount of the Company's exposure to off-balance-sheet risk as of December 31, 1994 and 1993 is as follows:



                                                     1994        1993
                                                  ---------     --------
Financial instruments whose contractual amounts
   represent credit risks:
      Commitments to extend credit                 $286,807     $295,386
      Letters of credit                              21,790       23,490

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being exercised, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies and may include accounts receivable, inventory, property and equipment and commercial or residential properties.

Letters of credit written are conditional commitments issued by the Company to either extend credit to a customer or to guarantee the performance of a customer to a third party. Guarantees of performance are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments varies.

NOTE 12 - CONTINGENT LIABILITIES

The Company is a party to various legal actions arising from normal business activities. Management believes that pending actions are either without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's consolidated financial position.

NOTE 13 - FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE

SFAS No. 107, "Disclosures about the Fair Value of Financial Instruments", requires the disclosure of estimated fair values of financial instrument assets and liabilities. Estimated fair values have been calculated based on certain assumptions and selected data from within the Company's various financial instrument classifications. For short-term maturing assets, i.e. cash and due from banks, federal funds sold and interest-bearing deposits with financial institutions, it has been assumed that their estimated fair values approximate their carrying values. Similarly, for loans and deposits with variable interest rates, it has been assumed that their estimated fair values also approximate their carrying values.

The investment securities available for sale portfolio is estimated to have a fair value of $117,320 and $174,088 at December 31, 1994 and 1993,
respectively. The investment securities held to maturity portfolio is estimated to have a fair value of $102,403 and $19,251 at December 31, 1994 and 1993, respectively. The mortgage-backed securities portfolio is estimated to have a fair value of $128 and $19,501 at December 31, 1994 and 1993, respectively. These fair values were derived from quoted market values as of the close of business December 31, 1994 and 1993. The net loan portfolio is estimated to have a fair value of $714,508 and $698,622 at December 31, 1994 and 1993, respectively. These fair values were estimated by discounting the future cash flows from loan repayments using current interest rates for loans having comparable maturities.

The total deposit liabilities are estimated to have a fair value of $921,753 and $885,389 at December 31, 1994 and 1993, respectively. These fair values were estimated by the use of the present value discounted cash flow method at discount rates comparable to current market rates for similar liabilities.

There is no material difference between the contractual amount and the estimated fair value of off-balance-sheet items which total $308,597 at December 31, 1994 and $318,876 at December 31, 1993 and are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding.

NOTE 14 - RELATED PARTY TRANSACTIONS

At December 31, 1994, certain officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, were indebted to the Company in the aggregate amount of approximately $24,442. During 1994, approximately $16,896 in additions and $14,547 in reductions were made.

NOTE 15 - INVESTMENTS IN SUBSIDIARIES AND REGULATORY RESTRICTIONS

The Parent is economically dependent on the cash dividends received from the Subsidiaries. These dividends represent the primary cash flow used to fund dividend payments to the Parent's shareholders. Cash dividends received by the Parent amounted to $7,292 and $11,292 for the years ended December 31, 1994 and 1993, respectively.

The Subsidiaries are subject to statutory and regulatory restrictions on the amount of dividends which may be paid to the Parent. Dividends which can be paid to the Parent without obtaining prior approval from bank and thrift regulatory agencies amounted to approximately $17,380 and $22,147 at December 31, 1994 and 1993, respectively. As a practical matter, dividend payments are restricted to lesser amounts because of management's desire that each subsidiary maintain the status of a "well-capitalized" institution, as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, (thereby keeping FDIC insurance premiums at a minimum) and to allow for growth. The Parent and the Subsidiaries are required to maintain a minimum leverage ratio (Tier 1 capital to total assets) and minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1994 and 1993 the Company was required to have a minimum leverage ratio of 3% and minimum Tier 1 and Total risk-weighted capital ratios of 4.00% and 8.00%, respectively. The Company's Tier 1 leverage ratio was 9.41% and 9.58% at December 31, 1994, and 1993, respectively. The Company's Total capital ratio was 12.11% and 11.58% at December 31, 1994, and 1993, respectively, and its Tier 1 risk-weighted capital ratio was 11.60% and 10.76% at December 31, 1994, and 1993, respectively.

In accordance with the Board of Governors of the Federal Reserve System reserve requirements, the Subsidiaries must maintain noninterest-bearing cash balances with the Federal Reserve Bank of Chicago. The average amount of these balances for years ended December 31, 1994 and 1993 was approximately $5,956 and $6,112, respectively.

NOTE 16 - COMMON STOCK

The Company's common stock is divided into two classes consisting of Class A and Class B common stock. Except as required by law, the rights, powers and limitations of the Class A common stock and Class B common stock are identical.

During the year ended December 31, 1993, the Company issued 29,050 shares of Class A common stock in connection with an exchange of Class A common stock for the bank subsidiary common stock issued upon conversion of the subordinated convertible capital notes, which were previously issued by the Subsidiaries.



NOTE 17 - NEW ACCOUNTING PRONOUNCEMENTS

In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that impaired loans, as defined, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS No. 114 was amended in October, 1994 by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures", to allow a creditor to use existing methods for recognizing interest income on an impaired loan. SFAS No.114 and No. 118 are effective for fiscal years beginning after December 15, 1994. Management does not expect the adoption of SFAS No.114 or SFAS No.118 to have a material impact on the Company.

NOTE 18 - CONDENSED FINANCIAL INFORMATION - PARENT ONLY

                              CONDENSED BALANCE SHEETS
                             DECEMBER 31, 1994 AND 1993

ASSETS                                            1994       1993
                                               --------   --------
Cash on deposit in Subsidiaries                 $ 7,239    $ 5,687
Equity investment in Subsidiaries                90,069     88,942
Intangibles, net                                  2,139      2,405
Other assets                                         38        100
                                               --------   --------
      TOTAL ASSETS                              $99,485    $97,134
                                               --------   --------
                                               --------   --------


LIABILITIES AND SHAREHOLDERS' EQUITY

Dividends payable                               $ 1,514    $ 1,312
                                               --------   --------
   TOTAL LIABILITIES                              1,514      1,312
Shareholders' equity                             97,971     95,822
                                               --------   --------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $99,485    $97,134
                                               --------   --------
                                               --------   --------


                                 CONDENSED STATEMENTS OF INCOME
                         YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                                                       1994      1993        1992
                                                    ---------  ---------  ---------
OPERATING INCOME
   Dividends from Subsidiaries                       $ 7,292    $11,292    $ 9,195
   Interest income                                       144         27         16
                                                    ---------  ---------  ---------
      Total operating income                           7,436     11,319      9,211
                                                    ---------  ---------  ---------
OPERATING EXPENSE
   Amortization of intangibles                           266        279        293
   Interest expense                                     ----         27        285
   Other                                                 238        251        165
                                                    ---------  ---------  ---------
      Total operating expense                            504        557        743
                                                    ---------  ---------  ---------
      Income before income taxes                       6,932     10,762      8,468
Applicable income tax benefit                            (37)      (100)      (183)
                                                    ---------  ---------  ---------
   Income before equity in undistributed
      net income of Subsidiaries                       6,969     10,862      8,651
Equity in undistributed net income of
   Subsidiaries                                        6,057        962      3,345
                                                    ---------  ---------  ---------
NET INCOME                                           $13,026    $11,824    $11,996
                                                    ---------  ---------  ---------
                                                    ---------  ---------  ---------


                                 CONDENSED STATEMENTS OF CASH FLOWS
                         YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                                                       1994       1993      1992
                                                    ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                         $13,026    $11,824    $11,996
                                                    ---------  ---------  ---------
   Adjustments to reconcile net income to net
      cash provided by operating activities:
         Equity in undistributed net income
            of Subsidiaries                            (6,057)     (962)     (3,345)
         Amortization of intangibles                      266       279         293
         Decrease in other assets                          62        74          49
         Decrease in other liabilities                   ----      ----         (24)
                                                    ---------  ---------  ---------
            Total adjustments                          (5,729)     (609)     (3,027)
                                                    ---------  ---------  ---------
   NET CASH PROVIDED BY OPERATING ACTIVITIES            7,297    11,215       8,969
                                                    ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of subordinated convertible capital notes    ----      ----          (4)
                                                    ---------  ---------  ---------
   NET CASH USED IN INVESTING ACTIVITIES                 ----      ----          (4)
                                                    ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayment of note payable                             ----    (2,000)     (4,500)
   Cash dividends paid                                 (5,745)   (5,043)     (4,841)
                                                    ---------  ---------  ---------
   NET CASH USED IN FINANCING ACTIVITIES               (5,745)   (7,043)     (9,341)
Net increase (decrease) in cash                         1,552     4,172        (376)
Cash at beginning of year                               5,687     1,515       1,891
                                                    ---------  ---------  ---------
CASH AT END OF YEAR                                    $7,239    $5,687      $1,515
                                                    ---------  ---------  ---------
                                                    ---------  ---------  ---------


                             SELECTED FINANCIAL DATA
                                   (Unaudited)

The following table consists of financial data derived from the Consolidated Financial Statements of the Company. This information should be read in connection with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's Consolidated Financial Statements included elsewhere in this report (dollars in thousands, except per share data).



                                                   Year Ended December 31,
                                         1994       1993       1992       1991       1990
                                     ---------    --------  ---------  ---------  --------
SELECTED OPERATING DATA
Interest income                        $69,112    $67,396    $74,098    $92,058    $85,189
Interest expense                        27,431     26,728     34,376     50,423     48,228
                                     ---------    --------  ---------  ---------  --------
   Net interest income                  41,681     40,668     39,722     41,635     36,961
Provision for loan losses                2,216      5,339      3,905      3,663      3,000
                                     ---------    --------  ---------  ---------  --------
   Net interest income after
      provisions                        39,465     35,329     35,817     37,972     33,961
Other income(1)                          9,685     10,056     11,145      9,632      6,530
Other expense                           27,173     26,886     28,071     28,245     22,375
                                     ---------    --------  ---------  ---------  --------
   Income before income taxes           21,977     18,499     18,891     19,359     18,116
Applicable income taxes(2)               8,951      7,035      6,895      7,319      6,125
Cumulative effect of accounting change    ----        360       ----       ----       ----
                                     ---------    --------  ---------  ---------  --------
Net income                             $13,026    $11,824    $11,996    $12,040    $11,991
                                     ---------    --------  ---------  ---------  --------
                                     ---------    --------  ---------  ---------  --------
PER SHARE DATA
Net income before cumulative
   effect of accounting change:
      Primary                                      $28.41
      Fully diluted                                 26.85
Net income - Primary                    $30.12      29.30     $29.73     $29.74      $29.88
Net income - Fully diluted               30.12      27.72      28.74      28.80       28.80
Cash dividends declared                  13.50      12.75      12.00      12.00       10.50
Book value                              226.53     221.56     209.31     190.61      170.30
SELECTED BALANCES
Investment securities                 $225,879   $190,594   $231,121   $149,883    $192,171
Net loans                              709,205    694,301    652,007    688,813     684,947
Total assets                         1,041,495    999,878  1,000,200    980,358   1,008,257
Deposits                               923,257    883,464    877,923    870,404     898,068
Long-term debt                            ----       ----     13,348     21,902      26,834
Shareholders' equity                    97,971     95,822     84,444     76,901      69,218
RATIOS
Return on average total assets            1.29%      1.20%      1.20%      1.19%       1.41%
Return on average
   shareholders' equity                  13.29      13.25      14.84      16.41       20.43
Cash dividends to net income             44.10      43.50      40.36      40.36       35.21
Average equity to average total assets    9.67       9.03       8.12       7.25        6.88
Net interest margin (FTE)(2)              4.21       4.19       4.06       4.20        4.22


(1) Other income includes the following amounts of gain (loss) on sale of loans for the years ended December 31, 1994, 1993, 1992, 1991 and 1990, respectively: $213, $1,362 $2,050, $801 and ($69).

(2) Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35% for the years ended December 31, 1994 and 1993 and 34% for the years ended December 31, 1992, 1991 and 1990.


                DISTRIBUTION OF ASSETS AND NET INTEREST INCOME
              AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS
                                  (Unaudited)

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, and the resultant costs, expressed both in dollars and rates. All average balances are daily average balances. To the extent received, interest on non-accruing loans has been included in the table (dollars in thousands).

                                                      Year Ended December 31,
                                        1994                      1993(3)                     1992(3)
                             --------------------------   ------------------------   ------------------------
                               Average                     Average                    Average
                               Balance   Interest  Rate    Balance  Interest  Rate    Balance  Interest  Rate
                             ----------  --------  ----   --------  --------  ----   --------  --------  ----
ASSETS
Interest-bearing
  deposits in financial
  institutions                     $552       $33   6.0%    $1,217       $42   3.5%    $1,453       $61   4.2%
                             ----------  --------  ----   --------  --------  ----   --------  --------  ----
Federal funds sold               17,819       743   4.2     10,580       314   3.0     17,794       650   3.7
                             ----------  --------  ----   --------  --------  ----   --------  --------  ----
Investment securities:
  Corporate                      90,831     6,300   6.9    168,348    11,543   6.9    147,584    11,558   7.8
  U.S. Treasury and
    U.S. government
    agencies and
    corporations                106,214     6,468   6.1     30,306     2,028   6.7     24,810     1,825   7.4
  States and political
    subdivisions (1)             21,630     1,837   8.5     13,626     1,273   9.3     13,021     1,261   9.7
  Mutual funds                     ----      ----  ----         74         6   8.1      9,359       755   8.1
  FHLB stock                        845        64   7.6      1,655        91   5.6      1,768        96   5.4
                             ----------  --------  ----   --------  --------  ----   --------  --------  ----
    Total investment
      securities (1)            219,520    14,669   6.7    214,009    14,941   7.0    196,542    15,495   7.9
                             ----------  --------  ----   --------  --------  ----   --------  --------  ----
Mortgage-backed
  securities                      7,246       740  10.2     21,464     2,329  10.9     27,738     2,703   9.7
                             ----------  --------  ----   --------  --------  ----   --------  --------  ----
Loans: (1)
  Commercial and
   industrial (1)               212,147    18,878   8.9    191,732    15,642   8.2    184,724    16,243   8.8
  Real estate                   295,559    20,415   6.9    272,421    19,734   7.2    280,568    21,935   7.8
  Home equity                   116,827     8,818   7.5    120,660     8,543   7.1    120,059     9,354   7.8
  Installment                    33,342     2,656   8.0     38,483     2,848   7.4     49,142     4,019   8.2
  Visa and other                 25,662     3,148  12.3     27,990     3,709  13.3     33,502     4,304  12.8
                             ----------  --------  ----   --------  --------  ----   --------  --------  ----
    Total loans (1)             683,537    53,915   7.9    651,286    50,476   7.8    667,995    55,855   8.4
                             ----------  --------  ----   --------  --------  ----   --------  --------  ----
    Total interest-bearing
     assets (1)                 928,674   $70,100   7.5%   898,556   $68,102   7.6%   911,522   $74,764   8.2%

Cash and due from
  banks                          37,428                     39,203                     36,833

Premises and
  equipment, net                 25,554                     25,751                     26,999
Other real estate                 6,873                      6,623                      5,283
Allowance for loan
  losses                         (7,907)                    (7,876)                    (6,570)
Loss on mutual funds               ----                         (7)                      (940)
Accrued interest and
  other assets (2)               22,519                     26,317                     22,624
                             ----------                   --------                   --------
    Total assets             $1,013,141                   $988,567                   $995,751
                             ----------                   --------                   --------
                             ----------                   --------                   --------

                DISTRIBUTION OF ASSETS AND NET INTEREST INCOME
              AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS
                                  (Unaudited)
                                  (continued)
                            (Dollars in thousands)

                                                      Year Ended December 31,
                                        1994                      1993(3)                     1992(3)
                             --------------------------   ------------------------   ------------------------
                               Average                     Average                    Average
                               Balance   Interest  Rate    Balance  Interest  Rate    Balance  Interest  Rate
                             ----------  --------  ----   --------  --------  ----   --------  --------  ----
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing
  deposits:
  NOW accounts and
    savings deposits           $486,863   $12,660   2.6%  $469,641   $10,806   2.3%  $451,310   $12,805   2.8%
  Time deposits:
    Less than $100,000          275,693    12,645   4.6    282,884    13,692   4.8    320,467    18,435   5.8
    $100,000 and
      greater                    37,849     1,788   4.7     26,821     1,334   5.0     25,926     1,479   5.7
                             ----------  --------  ----   --------  --------  ----   --------  --------  ----
         Total interest-
          bearing deposits      800,405    27,093   3.4    779,346    25,832   3.3    797,703    32,719   4.1

Federal funds
  purchased                       3,526       158   4.5      4,097       126   3.1      3,614       127   3.5
Deferred compensation             1,077        35   3.2        871        26   3.0        697        25   3.6
Real Estate Mortgage
  Investment Conduit                579        18   3.1      8,159       288   3.5     14,560       619   4.3
Note payable                       ----      ----  ----        422        27   6.4      4,540       285   6.3
FHLB advances                     2,558       126   4.9      5,297       174   3.3      9,110       325   3.6
Subordinated
  convertible
  capital notes                      10         1   6.5      4,223       255   6.0      4,247       276   6.5
                             ----------  --------  ----   --------  --------  ----   --------  --------  ----
  Total interest-bearing
    liabilities                 808,155    27,431   3.4    802,415    26,728   3.3    834,471    34,376   4.1
                                         --------  ----             --------  ----              --------  ----
Demand deposits                  96,428                     91,529                     71,187
Other liabilities                10,564                      5,352                      9,253
Shareholders' equity             97,994                     89,271                     80,840
                             ----------                   --------                   --------
  Total liabilities and
    shareholders' equity     $1,013,141                   $988,567                   $995,751
                             ----------                   --------                   --------
                             ----------                   --------                   --------
    Net interest income                   $42,669                    $41,374                    $40,388
                                         --------                   --------                    -------
                                         --------                   --------                    -------
    Net interest margin                             4.2%                       4.2%                       4.1%
                                                   ----                       ----                        ----
                                                   ----                       ----                        ----
    Net yield on interest
      earning assets                                4.6%                       4.6%                       4.4%
                                                   ----                       ----                        ----
                                                   ----                       ----                        ----

(1) Interest income and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35% for the years ended December 31, 1994 and 1993 and 34% for the year ended December 31, 1992.
(2) The average balances of nonaccrual loans are included in accrued interest and other assets.
(3) Certain reclassifications have been made in prior years' financial statements to conform with the current year presentation.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


The following discussion and analysis provides information regarding the Company's financial condition as of December 31, 1994 and 1993 and results of operations for the years ended December 31, 1994, 1993 and 1992. The discussion and analysis should be read in conjunction with the financial statements, notes and tables included elsewhere in this annual report. The financial information provided below may be rounded to the nearest decimal in order to simplify the presentation of management's discussion and analysis. However, the ratios and percentages provided below are calculated (adjusted for rounding) using the detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

BALANCE SHEET ANALYSIS

TOTAL CONSOLIDATED ASSETS. Total consolidated assets of the Company increased $41.6 million (4.2%) to $1,041.5 million at December 31, 1994 from $999.9 million at December 31, 1993. Increases in investment securities comprised the largest component of this increase.

SECURITIES. Aggregate holdings in investment securities increased $35.3 million (18.5%) to $225.9 million at December 31, 1994 from $190.6 million at December 31, 1993. The Company's objectives in managing the securities portfolio are driven by the dynamics of the entire balance sheet and general economic conditions including the interest rate environment. The increase in the portfolio is primarily attributable to a higher growth rate in deposits compared to loan growth which resulted in additional funds available for investing purposes. The Company continues to seek high quality securities for its portfolio.

The held to maturity portfolio increased to $108.6 million at December 31, 1994 from $19.1 million at December 31, 1993 as the Company invested significantly in U.S. Treasury and U.S. Government agency and corporation obligations. Investment securities available for sale decreased to $117.3 million at December 31, 1994 from $171.5 million at December 31, 1993. This decrease resulted primarily from the Company's focus on investing in securities in the held to maturity portfolio with proceeds from the sale of corporate debt securities out of the available for sale portfolio.

Holdings in mortgage-backed securities decreased $17.4 million to $.1 million at December 31, 1994 from $17.5 million at December 31, 1993. During 1994 the mortgage-backed securities portfolio was liquidated in connection with the termination of the REMIC.

The Company's unrealized losses on securities available for sale of $4.9 million (net of taxes) at December 31, 1994 was primarily due to the increasing interest rate environment during 1994.

As of December 31, 1994, the Company's only investment securities that exceeded ten percent of its shareholders' equity were debt securities issued by Lehman Brothers Inc., the amortized cost and fair value of which were $12.6 million and $12.0 million, respectively.

LOANS. Total loans outstanding increased $16.2 million (2.3%) to $717.6 million at December 31, 1994 from $701.4 million at December 31, 1993. This increase was primarily from growth in the Company's real estate loan portfolio. Specifically, mortgage loans, most of which were adjustable rate mortgage loans ("ARMs"), increased to $305.0 million at December 31, 1994 from $288.7 million at December 31, 1993, while construction loans increased to $73.0 million from $47.4 million during the same time period. These increases were offset by a $20.2 million decrease in commercial loans during the same time period. This loan decrease was indirectly due to the slowdown in the refinance market which resulted in lower loan demand in certain segments of the loan customer base.

ALLOWANCE FOR LOAN LOSSES AND ASSET QUALITY. Management attempts to maintain the allowance for loan losses at a level adequate to absorb anticipated loan losses. The amount of the allowance is established based upon past loan loss experience and other factors which, in management's judgment, deserve consideration in estimating loan losses. Other factors considered by management in this regard include growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans and economic conditions in the Company's market area. The allowance for loan losses increased $1.3 million (18.5%) to $8.4 million at December 31, 1994 from $7.1 million at December 31, 1993. This represents an increase in the allowance for loan losses to total loans outstanding to 1.18% at December 31, 1994 from 1.02% at December 31, 1993. General improvement in the Company's loan portfolio along with the transfer of one significant problem loan to other real estate caused nonperforming loans to decrease $5.8 million (55.2%) to $4.7 million at December 31, 1994 from $10.5 million at December 31, 1993. As of December 31, 1994, the total nonperforming loans to net loans was .7% compared to 1.5% at December 31, 1993. Management believes that the allowance for loan losses adequately reflects potential loan losses at December 31, 1994. Management monitors the adequacy of the allowance for loan losses on an ongoing basis.

OTHER REAL ESTATE. During 1994 other real estate increased $.5 million (5.1%) to $10.5 million at December 31, 1994 from $10.0 million at December 31, 1993. This increase was principally the result of the transfer to other real estate of one significant real estate property in the amount of approximately $7.0 million and offset by the sale of properties with a carrying value of $8.5 million during 1994.

DEPOSITS. Total deposits increased $39.8 million (4.5%) to $923.3 million at December 31, 1994 from $883.5 million at December 31, 1993. Total deposits increased due to increases in market interest rates as well as the Company's promotion efforts. The Company's growth in deposits of greater than $100,000 is due to competitive rates offered to customers for that product. The proceeds from the increases in jumbo certificates of deposit along with increases in other deposits were used to meet loan demand with the excess from loans being utilized for investments. If interest rates continue to rise, management expects further growth in its deposit base.

Year-end balances in the Company's major categories of deposits are summarized in the following table (dollars in thousands):


                                                    December 31,
                                                 -----------------   Dollar   Percent
                                                   1994      1993    Change   Change
                                                 --------  --------  -------  -------
Demand and other noninterest-bearing             $100,771   $94,268   $6,503      6.9%
NOW accounts                                      179,025   175,917    3,108      1.8
Money market savings                              317,379   309,614    7,765      2.5
Time, $100,000 and over                            47,693    28,955   18,738     64.7
Time, other                                       278,389   274,710    3,679      1.3
                                                 --------  --------  -------  -------
  Total                                          $923,257  $883,464  $39,793      4.5%
                                                 --------  --------  -------  -------
                                                 --------  --------  -------  -------

CAPITAL RESOURCES

Shareholders' equity increased $2.2 million (2.2%) to approximately $98.0 million at December 31, 1994 from $95.8 million at December 31, 1993. This increase was the direct result of the net retention of 1994 earnings of $7.1 million less unrealized loss on securities available for sale of $4.9 million (net of taxes).

Management has been advised that as of December 31, 1994 and 1993, each of the Subsidiaries qualified as a "well- capitalized" institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991.

LIQUIDITY

Effective liquidity management allows a banking institution to accommodate the changing net funds flow requirements of customers who may deposit or withdraw funds, or modify their credit requirements. One of the principal obligations of the banking system, and individual banks, is to provide for the withdrawals of funds by depositors and the credit demands of customers. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity, maturity schedules of earning assets and supporting liabilities. Appropriate responses to changes in these conditions preserve customer confidence in the ability of the Company to continually meet the deposit withdrawal and credit requirements of its customers.

Generally, the Company uses cash and cash equivalents to meet its liquidity needs. Additional liquidity is provided by maintaining assets which mature within a short time-frame or which may be quickly converted to cash without significant loss. These assets include interest-bearing deposits in financial institutions and the FHLB, federal funds sold and investment securities available for sale. As of December 31, 1994 and 1993 liquid assets represented 16.1% and 21.6% of total assets, respectively.

During 1994, the Company's cash flow increased approximately $5.5 million. Operating activities caused an increase to cash and cash equivalents of approximately $12.9 million from the prior year. Investing activities caused a decrease of approximately $39.6 million while financing activities caused an increase of approximately $32.2 million.

INCOME STATEMENT ANALYSIS -- 1994 COMPARED TO 1993

GENERAL. The Company's 1994 net income of $13.0 million represents an increase of $1.2 million (10.2%) from 1993 net income of $11.8 million. This increase was primarily due to a $1.0 million improvement in net interest income (before provision for loan losses) and a $3.1 million reduction in the provision for loan losses. Offsetting a portion of the rise in net income was an increase in income tax expense of $1.9 million.

NET INTEREST INCOME. Net interest income is the primary source of income for the Company. Generally, net interest income is the difference between income from interest-earning assets and expenses from interest-bearing liabilities. Interest-earning assets consist of loans, deposits in financial institutions, deposits in the FHLB, federal funds sold, taxable and tax-exempt investment securities and mortgage-backed and related securities. Interest-bearing liabilities consist of deposits, federal funds purchased, FHLB advances and certain other liabilities.

Total interest income, on a tax equivalent basis, increased $2.0 million (2.9%) to $70.1 million at December 31, 1994 from $68.1 million at December 31, 1993. Of this increase, $1.2 million was due to average balance changes while $.8 million was due to increases in interest rates. The Company's average interest-earning assets grew $30.1 million (3.4%) to $928.7 million at December 31, 1994 from $898.6 million at December 31, 1993. Yields on total interest-earning assets declined marginally due to the decrease in average interest rates on the securities portfolio. The average interest rate on the securities portfolio declined primarily due to the reinvestment of proceeds from maturing and sold securities into lower yielding securities.
 On the other hand, the average interest rates earned on the loan portfolio increased due to increases in the prime rate. The yield on the real estate loan portfolio declined due to refinancings of mortgages at lower rates. Consequently, even though the Company has a significant ARM portfolio, increased interest rates did not raise the overall yield on the real estate loan portfolio to the levels during 1993. The home equity loan portfolio experienced increased rates of return, primarily due to the rate adjustment tied to increases in the prime rate.

Total interest expense increased $.7 million (2.6%) to $27.4 million at December 31, 1994 from $26.7 million at December 31, 1993. Of this increase, $.2 million was due to average balance increases while $.5 million was due to increases in interest rates.

Average interest-bearing liabilities increased $5.8 million (.6%) to $808.2 million at December 31, 1994 from $802.4 million at December 31, 1993. This increase primarily was due to increases in average balances and rates of total interest- earning deposits, which occurred as a result of increases in interest rates. Average balances and rates grew for borrowed funds due to increases in FHLB advances and general economic conditions.

The following table reflects the impact of changes in volume and interest rates on interest-earning assets and interest-bearing liabilities for each of the two years ended December 31, 1994 and 1993 (dollars in thousands):

                                       December 31, 1994          December 31, 1993
                                        compared to 1993           compared to 1992
                                         Change due to:             Change due to:
                                      Volume   Rate   Total     Volume    Rate    Total
                                      ------   ----   ------    ------    -----   ------
INTEREST INCOME
  Interest-earning deposits in
    financial institutions             ($101)   $65     ($36)      ($8)    ($11)    ($19)
  Federal funds sold                     302    127      429      (214)    (123)    (337)
  Investment securities                  (91)  (155)    (246)    1,249   (1,799)    (550)
  Mortgage-backed securities          (1,452)  (137)  (1,589)     (681)     307     (374)
  Loans                                2,544    895    3,439    (1,295)  (4,084)  (5,379)
                                      ------   ----   ------    ------    -----   ------
      Total interest income            1,202    795    1,997      (949)  (5,710)  (6,659)
                                      ------   ----   ------    ------    -----   ------
INTEREST EXPENSE
  Interest-bearing deposits              639    622    1,261    (1,353)  (5,533)  (6,886)
  Borrowed funds                        (427)  (131)    (558)     (592)    (170)    (762)
                                      ------   ----   ------    ------    -----   ------
    Total interest expense               212    491      703    (1,945)  (5,703)  (7,648)
                                      ------   ----   ------    ------    -----   ------
    Net interest income                 $990   $304   $1,294      $996      ($7)    $989
                                      ------   ----   ------    ------    -----   ------
                                      ------   ----   ------    ------    -----   ------

PROVISION FOR LOAN LOSSES. The provision for loan losses decreased $3.1 million (58.5%) to $2.2 million in 1994 compared to $5.3 million in 1993.
The Company had a lower provision primarily due to significantly fewer loan charge-offs during 1994 compared to 1993, along with a general improvement in the credit quality of its loan portfolio.

OTHER INCOME. During 1994, other income decreased $.4 million (3.7%) to $9.7 million in 1994 compared to $10.1 million in 1993. This decrease was primarily attributable to a $1.2 million decrease in gains on sales of loans to $.2 million in 1994 from $1.4 million in 1993 and a $.5 million decrease in mortgage fee related income. Partially offsetting these decreases to other income was $1.5 million in realized gain on sales of securities available for sale principally due to the liquidation of the mortgage-backed securities portfolio which collateralized the REMIC bonds.

OTHER EXPENSE. Other expense increased $.3 million (1.1%) to $27.2 million in 1994 from $26.9 million in 1993. Salaries and employee benefits increased slightly to $12.9 million in 1994 from $12.6 million in 1993, primarily due to the Company opening new facilities over the past year. FDIC insurance premiums increased to $2.0 million in 1994 from $1.7 million in 1993, due to an increase in the deposit base. Additionally during 1993, WSB Aurora received a one time credit from the FDIC. Other operating expenses decreased by $.3 million to $6.8 million in 1994 from $7.1 million in 1993.

INCOME TAXES.   Income tax expense increased $1.9 million (27.2%) to $8.9
million in 1994 from $7.0 million in 1993 due principally to higher taxable income.

During 1993, President Clinton signed into law the Revenue Reconciliation Act of 1993. Management believes that this act has had and will continue to have minimal effect on the Company. Other than raising the 1993 federal tax rate for corporate taxable income over $10 million to 35% from 34% and eliminating the adjusted current earnings depreciation adjustment, for property placed in service after December 31, 1993, there were few changes affecting corporate taxpayers like the Company in the act.

RETURN ON AVERAGE TOTAL ASSETS.   Return on average total assets was 1.29%
for 1994 and 1.20% for 1993 as net income and average total assets grew. The Company has consistently achieved at least a 1.0% annual return on average total assets, which is considered an industry benchmark.

INCOME STATEMENT ANALYSIS -- 1993 COMPARED TO 1992

GENERAL. The Company's 1993 net income of $11.8 million remained stable as compared to the Company's 1992 net income of $12.0 million. During 1993, net income decreased slightly due to a $1.4 million increase in the provision for loan losses as the Company replenished its allowance for loan losses which was reduced by charge-offs primarily related to two commercial real estate loans. This was offset in part by an improved net interest margin of $.9 million and the non-recurring benefit of adopting SFAS No. 109, "Accounting for Income Taxes", of $.4 million.

NET INTEREST INCOME. The Company's average interest-earning assets were $898.6 million during 1993 compared to $911.5 million during 1992, representing a decrease of $12.9 million (1.4%). Total interest income, on a tax equivalent basis, decreased $6.7 million (8.9%) to $68.1 million in 1993 from $74.8 million in 1992. Of this decrease, $5.7 million was the result of a decline in interest rates.

Interest income on investment securities, on a tax equivalent basis, decreased $.6 million (3.6%) to $14.9 million in 1993 from $15.5 million in 1992. Interest income on loans, on a tax equivalent basis, decreased $5.4 million (9.6%) to $50.5 million in 1993 from $55.9 million in 1992. This was attributable to decreases in both the average outstanding balances as well as declines in interest rates.

Average interest-bearing liabilities decreased $32.1 million (3.8%) to $802.4 million during 1993 from $834.5 million during 1992. Total interest expense decreased $7.7 million (22.3%) to $26.7 million in 1993 from $34.4 million in 1992 as the Company experienced an $18.4 million (2.3%) decrease in average outstanding interest-bearing deposits.

PROVISION FOR LOAN LOSSES. The provision for loan losses increased $1.4 million (36.7%) to $5.3 million in 1993 from $3.9 million in 1992 as the Company replenished its allowance for loan losses, which was reduced due to charge-offs related primarily to two commercial real estate loans. The Company charged-off $7.0 million in loans in 1993.

OTHER INCOME. During 1993, other income decreased $1.0 million (9.8%) to $10.1 million in 1993 from $11.1 million in 1992. This decrease was primarily attributable to a $.7 million decrease in gains on sales of loans to $1.4 million in 1993 from $2.1 million in 1992. Sales of loans were adversely affected by a slowdown in the refinancing market. Also contributing $.5 million to this decrease was the discontinuance of the Company's VISA merchant program in 1992.

OTHER EXPENSE. Other expense decreased $1.2 million (4.2%) to $26.9 million in 1993 from $28.1 million in 1992. Salaries and employee benefits decreased $1.0 million (7.6%) to $12.6 million in 1993 from $13.6 million in 1992. This decrease can be primarily attributed to the Company experiencing the benefits of downsizing loan operations during 1993. FDIC insurance premiums declined $.2 million (9.2%) during 1993 when compared to 1992. This is due to the receipt of a one time credit from the FDIC. Other operating expenses increased $.2 million to $7.1 million in 1993 from $6.9 million in 1992. In December 1990, the Financial Accounting Standards Board ("FASB") issued SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other than Pensions", which became effective during 1993. The effect on the Company's financial position and results of operations has not been material.

INCOME TAXES. In February 1992, the FASB issued SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 was adopted by the Company during the first quarter of 1993. The effective tax rates on the income of the Company for 1993 and 1992 were 36.1% and 36.5%, respectively. The major differences between the federal statutory rates of 35% and 34% for 1993 and 1992, respectively, and the effective tax rates resulted from state income taxes (net of federal benefit) and tax exempt interest income on state and political subdivision securities.

EFFECTS OF INFLATION

Unlike industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or experience the same magnitude of change as goods and services, since such prices are affected by inflation. In the current economic environment, liquidity and interest rate adjustments are features of the Company's assets and liabilities which are important to the maintenance of acceptable performance levels. The Company attempts to maintain a balance between monetary assets and monetary liabilities, over time, to offset these potential effects. Based on the Company's existing loan portfolio, the adoption of these statements are not expected to have a significant effect on the Company's consolidated financial condition.

IMPACT OF NEW ACCOUNTING STANDARDS

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", was amended in October 1994 by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". Both standards are effective for fiscal years beginning after December 15, 1994.

INTEREST RATE SENSITIVITY

The Company attempts to maintain a conservative posture with regard to interest rate risk, actively managing its asset/liability gap positions and constantly monitoring the direction and magnitude of gaps and risk. The Company attempts to moderate the effects of changes in interest rates by adjusting its asset and liability mix to achieve desired relationships between rate sensitive assets and rate sensitive liabilities. Rate sensitive assets and liabilities are those instruments that reprice within a given time period. An asset or liability reprices when its interest rate is subject to change or upon maturity. The consolidated interest rate sensitivity position of the Company at December 31, 1994 reflects cumulative interest rate sensitive assets compared to interest rate sensitive liabilities of 104.7% and cumulative interest rate sensitive assets that reprice or mature within one year compared to similarly sensitive liabilities of 3.1%.

Movements in general market interest rates are a key element in changes in the net interest margin. During 1994, a period in which interest rates rose, the Company's positive interest rate sensitivity gap resulted in an increase in net interest income as assets repriced more quickly than liabilities. During such a period, a negative gap would tend to adversely affect net interest income. The Company's policy is to manage its balance sheet so that fluctuations in net interest margin are minimized regardless of the level of interest rates, although the net interest margin does vary somewhat due to management's response to increasing competition from other financial institutions. As interest rates increased during 1994, the net interest margin has done likewise.

Listed below are the balances in the major categories of rate sensitive assets and liabilities that are subject to repricing as of December 31, 1994 (dollars in thousands):

                                                         Over
                                                        three
                                             Three     months to   Over one
                                             months     twelve     year to      Over
                                             or less    months    five years  five years   Total
                                            ---------  ---------  ----------  ----------  --------
Rate sensitive assets:
  Interest-bearing deposits in financial
    institutions                                  $14      $----       $----       $----       $14
  Federal funds sold                            1,895       ----        ----        ----     1,895
  Investment securities                        22,848     53,774     101,132      48,253   226,007
  Loans                                       256,303    389,948      57,858      11,603   715,712
                                            ---------  ---------  ----------  ----------  --------
    Total                                    $281,060   $443,722    $158,990     $59,856  $943,628
                                            ---------  ---------  ----------  ----------  --------
                                            ---------  ---------  ----------  ----------  --------
Rate sensitive liabilities:
  Money market savings                       $317,379      $----       $----       $----  $317,379
  Now accounts                                179,025       ----        ----        ----   179,025
  Time deposits:
    Less than $100,000                         44,006    109,585     124,799        ----   278,390
    $100,000 and over                          24,025      8,227      15,440        ----    47,692
  FHLB advances                                 9,940       ----        ----        ----     9,940
  Nondeposit liabilities                         ----         10        ----        ----        10
                                            ---------  ---------  ----------  ----------  --------
    Total                                    $574,375   $117,822    $140,239       $----  $832,436
                                            ---------  ---------  ----------  ----------  --------
                                            ---------  ---------  ----------  ----------  --------
Interest sensitivity gap                    ($293,315)  $325,900     $18,751     $59,856     $----
Cumulative interest sensitivity gap          (293,315)    32,585      51,336     111,192   111,192
Cumulative net interest-earning assets
  as a percentage of net interest-
  bearing liabilities                            48.9%     104.7%      106.2%      113.4%
Cumulative interest sensitivity gap as a
  percentage of total assets                    (28.2)       3.1         4.9        10.7


The above table does not necessarily indicate the future impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur. The percentage indicated for the cumulative net interest-earning assets as a percentage of net interest-bearing liabilities is well within the Company's target range of acceptable gap values for the three month to twelve month time frame.

[INSERT WSB LOGO]

            BOARDS OF DIRECTORS

WEST SUBURBAN BANCORP, INC.
Kevin J. Acker           Chairman of the Board
John A. Clark            President and CEO
James Bell               President, Maple Investment & Development
Charles P. Howard        Vice President, Howard Concrete
Peggy LoCicero           Former Banker

WEST SUBURBAN BANK
Keith W. Acker           President and Chairman of the Board
David Bell               Certified Public Accountant
John A. Clark            Executive Vice President
Richard Hill Lauber      J & E Duff, Inc.
Peggy LoCicero           Former Banker

WEST SUBURBAN BANK OF DOWNERS GROVE/LOMBARD
Craig R. Acker           President and Chairman of the Board
Eileen V. Abbamonte      Former Banker
Jeffrey Bell             Treasurer, Lexington Health Care &
                           Retirement Communities
Duane G. Debs            Vice President and Comptroller
Randall Patterson        Senior Systems Analyst
George Hazdra            Director Emeritus
Harry Kuhn               Director Emeritus

WEST SUBURBAN BANK OF DARIEN
Alana S. Acker           President and Chairman of the Board
F. Willis Caruso         Attorney
Richard P. McCarthy      Vice President, Macom Corporation
Thomas Patterson         Contractor
Gregory M. Ruffolo       Executive Vice President

WEST SUBURBAN BANK OF CAROL STREAM/STRATFORD SQUARE
Paul J. Lehman           Chairman of the Board; President,
                           Macom Corporation
Kevin J. Acker           President
Earl K. Harbaugh         President, Ditch Witch of Illinois
Brian Howard             President, Howard Concrete
Ronald Kuhn              Contractor
Walter Myers             President, Terrace Supply
John G. Williams         Contractor

WEST SUBURBAN BANK OF AURORA, F.S.B.
John A. Clark            Chairman of the Board and Executive
                           Vice President
Jacqueline R. Weigand    President
Craig R. Acker           President, West Suburban Bank of
                           Downers Grove/Lombard
Alejandro Benavides      President, Pomona Valley Farms, Inc.
Michael P. Brosnahan     Senior Vice President
Timothy P. Dineen        Vice President, Loans
Robert W. Schulz         Vice President and Treasurer,
                           Oliver Hoffman Corporation
Ralph Weber              Director Emeritus

                OFFICERS

WEST SUBURBAN BANCORP, INC.
Kevin J. Acker           Chairman of the Board
John A. Clark            President and CEO
Duane G. Debs            CFO, Secretary to the Board and Treasurer
Craig R. Acker           Chief Operations Officer
David J. Mulkerin        Chief Compliance Officer
George Ranstead          Assistant Secretary to the Board and
                           Assistant Treasurer
Allison J. Triplett      Auditor

WEST SUBURBAN BANK
Keith W. Acker           President and Data Processing Manager
John A. Clark            Executive Vice President
Michael P. Brosnahan     Senior Vice President and CRA Officer
Ray Rynne                Senior Vice President, Business Administration
Pamela N. Greening       Vice President, Operations, Cashier and
                           Secretary to the Board
Craig R. Acker           Vice President, Operations
Duane G. Debs            Vice President and Comptroller
Steven A.  Jennrich      Vice President, Data Processing
John A. Machonga         Vice President, Investments
George Ranstead          Vice President and Assistant Comptroller
Allison J. Triplett      Vice President and Auditor
Marcia K. Worobec        Vice President, Operations
Gregory L. Young         Vice President, Loans
Michael D. Abbatacola    Financial Services
Jeffrey Austin           Assistant Trust Officer
Jill Davenport           Assistant Vice President
Mary K. DiMarco          Compliance Coordinator
Marie V. Dunk            Personnel/Marketing/Advertising Director
Patricia L. Fleischman   Trust Officer
Patricia D. Haesly       Loan Officer and Compliance Coordinator
Sharon Heuer             Facility Manager - President Street and Wheaton
Marlene A. Johnson       Facility Manager - Oakbrook Terrace
Debra H. Kolze           Loan Operations Manager
Mark Mascarella          Facility Manager - Villa Park
Gail Michalek            Assistant Vice President
David J. Mulkerin        Compliance Officer
Diane M. Norris          Trust Officer
Gwen B. O'Loughlin       Facility Manager - North Main (Lombard)
Michael Phipps           Loan Officer
Helen G. Schmitt         Assistant Vice President
Judith C. Tomasek        Assistant Cashier

WEST SUBURBAN BANK OF DOWNERS GROVE/LOMBARD
Craig R. Acker           President
Ray Rynne                Senior Vice President, Business Administration
Beverly J. Viscariello   Vice President, Operations, Cashier and
                           Secretary to the Board
Michael P. Brosnahan     Vice President and CRA Officer
John A. Clark            Vice President, Loans
Duane G. Debs            Vice President and Comptroller
John A. Machonga         Vice President, Investments
David S. Orr             Vice President, Loans
George Ranstead          Vice President and Assistant Comptroller
Michael D. Abbatacola    Financial Services
David J. Mulkerin        Compliance Officer
Fannie Mae Pantaleon     Loan Officer
Kay J. Piotrowski        Facility Manager - Warrenville
Mary J. Silvestri        Facility Manager - Downers Grove
Allison J. Triplett      Auditor
Nelda D. Walters         Facility Manager - South Main and
                           Compliance Coordinator

WEST SUBURBAN BANK OF DARIEN
Alana S. Acker           President
Gregory M. Ruffolo       Executive Vice President and Secretary to
                           the Board
Ray Rynne                Senior Vice President, Business Administration
Rose Marie Little        Vice President, Operations and Cashier
Michael P. Brosnahan     Vice President and CRA Officer
John A. Clark            Vice President, Loans
Duane G. Debs            Vice President and Comptroller
John A. Machonga         Vice President, Investments
George Ranstead          Vice President and Assistant Comptroller
Michael D. Abbatacola    Financial Services
Michelle M. Bozzi        Assistant Vice President/Loan Officer
Kevin Denny              Assistant Vice President
Kathleen Heckman         Assistant Vice President
Terry L. Leitner         Facility Manager - 75th Street (Darien)
Cynthia A. Meredith      Loan Officer
David J. Mulkerin        Compliance Officer
Kim Neitzel              Facility Manager - Bolingbrook
Susan Nuestrom           Assistant Vice President
Chris Pawlak             Assistant Vice President
Penny S. Skogh           Compliance Coordinator
Allison J. Triplett      Auditor

WEST SUBURBAN BANK OF CAROL STREAM/STRATFORD SQUARE
Kevin J. Acker           President
Ray Rynne                Senior Vice President, Business Administration
Margaret M. Zatarski     Vice President, Operations, Cashier and
                           Secretary to the Board
Michael P. Brosnahan     Vice President and CRA Officer
Stanley C. Celner, Jr.   Vice President, Loans
John A. Clark            Vice President, Loans
Duane G. Debs            Vice President and Comptroller
John A. Machonga         Vice President, Investments
George Ranstead          Vice President and Assistant Comptroller
Michael D. Abbatacola    Financial Services
Sharon Buck              Facility Manager - St. Charles
Sharon A. Fonte          Facility Manager - Glendale Heights
Linda M. Grube           Facility Manager - Fair Oaks (Carol Stream)
Roseann Hamilton         Facility Manager - Carol Stream
Donald E. Hayes          Compliance Coordinator
David J. Mulkerin        Compliance Officer
Pat Newton               Facility Manager - Bartlett
Rob Pauling              Loan Officer
Allison J. Triplett      Auditor

WEST SUBURBAN BANK OF AURORA, F.S.B.
Jacqueline R. Weigand    President
John A. Clark            Executive Vice President
Michael P. Brosnahan     Senior Vice President and CRA Officer
Ray Rynne                Senior Vice President, Business Administration
Danielle A. Budig        Vice President, Secretary to the Board and
                           Treasurer
Karin I. Choate          Vice President, Loan Servicing
Duane G. Debs            Vice President and Comptroller
Timothy P. Dineen        Vice President, Loans
John A. Machonga         Vice President, Investments
Michael Novak            Vice President, Loans
George Ranstead          Vice President and Assistant Comptroller
Michael D. Abbatacola    Financial Services
Amy L. Andrews           Facility Manager - Montgomery
David J. Mulkerin        Compliance Officer
Cynthia Picton           Facility Manager - Galena Blvd.
Joanne  T. Tosch         Assistant Vice President and Compliance
                           Coordinator
Allison J. Triplett      Auditor

                       WEST SUBURBAN BANCORP, INC.
                           711 S. Meyers Road,
                            Lombard, Illinois

WEST SUBURBAN BANK
/X/West Suburban Bank:
711 S. Meyers Rd., Lombard, IL 60148 - (708) 629-4200
/ /North Main Street Facility: 707 N. Main St.,
Lombard, IL 60148 - (708) 691-8558
/ /Villa Park Facility:
29 E. St. Charles Rd., Villa Park, IL 60181 - (708) 832-8775
/ /Oakbrook Terrace Facility:
17W754 22nd St., Oakbrook Terrace, IL 60181 - (708) 916-1195
/ /Metra Main Facility:
100 S. Main St., Lombard, IL 60148 - (708) 268-9010
/ /Wheaton Facility:
210 W. Wesley St., Wheaton, IL 60187 - (708) 665-8007
/ /President Street Facility:
879 Geneva Rd., Carol Stream, IL 60188 - (708) 752-1175
/ /Bolingbrook West Facility:
1104 W. Boughton Rd., Bolingbrook, IL 60440 - (708) 378-9680
/ /Danada Square Facility:
295 W. Loop Rd., Wheaton, IL 60187 - (708) 871-9890

WEST SUBURBAN BANK OF DOWNERS GROVE/LOMBARD
/X/West Suburban Bank of Downers Grove/Lombard:
2800 S. Finley Rd., Downers Grove, IL 60515 - (708) 495-3600
/ /S. Main Street Facility:
1122 S. Main St., Lombard, IL 60148 - (708) 495-3605
/ /Warrenville Facility:
3S041 Rte. 59, Warrenville, IL 60555 - (708) 393-6060
/ /Mr. Z's: 401 S. Main St., Lombard, IL 60148

WEST SUBURBAN BANK OF DARIEN
/X/West Suburban Bank of Darien:
8001 S. Cass Ave., Darien, IL 60561 - (708) 852-6900
/ /75th Street Facility:
1005 75th St., Darien, IL 60561 - (708) 852-9226
/ /Bolingbrook Facility:
672 E. Boughton Rd., Bolingbrook, IL 60440 - (708) 972-9550

WEST SUBURBAN BANK OF CAROL STREAM/STRATFORD SQUARE
/X/West Suburban Bank of Carol Stream/Stratford Square:
355 W. Army Trail Rd., Bloomingdale, IL 60108 - (708) 351-0600
/ /Carol Stream Facility:
401 N. Gary Ave., Carol Stream, IL 60188 - (708) 690-8700
/ /Fair Oaks Facility:
1380 Army Trail Rd., Carol Stream, IL 60188 - (708) 213-5920
/ /Glendale Heights Facility:
1657 Bloomingdale Rd., Glendale Heights, IL 60139 - (708) 690-8600 / /Bartlett Facility:
1061 W. Stearns Rd., Bartlett, IL 60103 - (708) 830-5330
/ /St. Charles Facility:
315 S. Randall Rd., St. Charles, IL 60174 - (708) 377-6930

WEST SUBURBAN BANK OF AURORA, F.S.B.
/X/West Suburban Banking - Aurora, F.S.B.:
101 N. Lake St., Aurora, IL 60507 - (708) 844-5200
/ /Galena Facility:
2000 W. Galena Blvd., Aurora, IL 60507 - (708) 896-7000
/ /Montgomery Facility:
1830 Douglas Rd., Montgomery, IL 60538 - (708) 844-5600

WS 24 ATMs are available at all of the above banking locations.

VISA HEADQUARTERS, 701 S. MEYERS RD., LOMBARD, IL 60148 - (708) 629-4200 FINANCIAL CENTER, 717 S. MEYERS RD., LOMBARD, IL 60148 - (708) 629-4200

                WHERE STRENGTH IS MATCHED BY SERVICE

                           [INSERT MAP]

ANNUAL REPORT ON FORM 10-K

A copy of West Suburban Bancorp, Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge by writing:

Mr. John A. Clark, President and CEO
West Suburban Bancorp, Inc., 711 South Meyers Road, Lombard, Illinois 60148.

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 10, 1995 at 8:00 a.m. All shareholders are cordially invited to attend.

STOCK TRANSFER AGENT AND REGISTRAR

Inquiries regarding stock transfer, registration, lost certificates or changes of name and address should be directed to the stock transfer agent and registrar by writing:

West Suburban Bank, 17W754 22nd St., Oakbrook Terrace, Illinois 60181.

COMMUNITY REINVESTMENT ACT

West Suburban Bancorp, Inc. adheres to a well-established policy of helping to meet the credit needs of our local communities, consistent with safe and sound lending practices, in accordance with the Community Reinvestment Act. For additional information, contact Mr. Michael P. Brosnahan, Senior Vice President and CRA Officer.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois  60601

MEMBER FDIC

                                                                      Appendix

The map on page 39 of the Annual Report to Shareholders indicates the location of the Company's facilities.