Form 10-K, Exhibit 13
period 1995-12-31
WEST SUBURBAN BANCORP INC
filed 1996-04-01
CIK 805080

PROFILE

West Suburban Bancorp, Inc. (the "Parent"), a bank and thrift holding company, is the parent company of the following (the "Subsidiaries", and together with the Parent, the "Company" or "West Suburban"): West Suburban Bank, Lombard, Illinois; West Suburban Bank of Downers Grove/Lombard, Downers Grove, Illinois; West Suburban Bank of Darien, Darien, Illinois; West Suburban Bank of Carol Stream/Stratford Square, Bloomingdale, Illinois; and West Suburban Bank of Aurora, F.S.B., Aurora, Illinois ("WSB Aurora"). The Company had total consolidated assets at December 31, 1995 of approximately $1.15 billion.


                          WEST SUBURBAN BANCORP, INC.
                             FINANCIAL HIGHLIGHTS


                                                         Years Ended December 31,
                                                (Dollars in thousands, except per share data)
                                    ---------------------------------------------------------------------

                                     1995            1994           1993           1992           1991
                                  ----------     ----------     ----------     ----------     ----------


     Net income                      $13,525        $13,026        $11,824        $11,996        $12,040
     Per share data
       Net income fully diluted        31.27          30.12          27.72          28.74          28.80
       Book value                     254.73         226.53         221.56         209.31         190.61
     Net loans                       760,687        709,205        694,301        652,007        688,813
     Total assets                  1,154,349      1,041,495        999,878      1,000,200        980,358
     Deposits                      1,029,789        923,257        883,464        877,923        870,404
     Shareholders' equity            110,168         97,971         95,822         84,444         76,901




                                  TABLE OF CONTENTS



Profile....................................................................... 1
Letter to Our Shareholders,
  Customers and Friends....................................................... 2
Corporate Information......................................................... 3
Business Review............................................................... 3
Selected Quarterly Financial Data............................................. 3
Review of Operations.......................................................... 4
Independent Auditors' Report.................................................. 5
Consolidated Financial Statements............................................. 6
Notes to Consolidated Financial Statements................................... 11
Selected Financial Data...................................................... 23
Distribution of Assets and Net Interest
  Income Average Rates
  and Yields on a Tax Equivalent Basis....................................... 24
Management's Discussion
  and Analysis of Financial
  Condition and Results of Operations........................................ 26
Boards of Directors.......................................................... 34
Officers..................................................................... 35
Addresses of Locations....................................................... 38
Map of Locations............................................................. 39
Shareholder Information...................................................... 40


TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS:

In 1995, we experienced tremendous growth as our total assets grew from $1.04 billion to $1.15 billion. This growth was the result of various initiatives on the part of West Suburban including the opening of new facilities, a competitive product mix and successful marketing strategies.

Our net income increased to $13.5 million in 1995 from $13.0 million in 1994. The Company benefitted from reduced Federal Deposit Insurance Corporation premiums for its bank subsidiaries as the premiums were reduced from 23.5 cents per hundred dollars of deposits to 4 cents per hundred dollars of deposits on June 1, 1995. In 1996, we will see increased savings as each of the bank subsidiaries will pay only $2,000 in premiums for the entire year.

As in the past, we continue to look for opportunities to develop new products for the benefit and convenience of our customers. During the summer of 1995, we introduced our new debit card known as the West Suburban Bank Check Card. During 1995, we enjoyed the opening of our Danada facility, Bolingbrook West facility, Westmont facility and a second facility in Wheaton increasing our accessibility for our customers. These facilities brought the total number of West Suburban locations serving our communities to thirty. We look forward to the opening of our newest location at 2020 Feldott Lane in Naperville. The Company will continue to look for opportunities to expand in the future in order to retain and increase our market presence.

During 1995, our shareholders continued to benefit from our success. We increased our dividends paid to $14.75 per share compared to $13.50 in 1994. Book value increased $28.20 per share to $254.73 as of December 31, 1995 from $226.53 as of December 31, 1994.

During the first few months of 1996, an election year, we have experienced increased mortgage loan generation activity from refinancings and new mortgages as interest rates move lower. As one of the few locally owned and managed banking organizations in the market, we look forward to the challenges that 1996 will present. We take pride that our independence allows us to provide our customers a high level of service, accessibility and enables us to adapt to the needs and desires of the communities we serve.

We appreciate your continued support and, as always, welcome your comments, criticisms and suggestions as we look forward to being your bank of the future.


Sincerely,


/s/ John A. Clark                                     /s/ Kevin J. Acker
John A. Clark                                         Kevin J. Acker
President and CEO                                     Chairman of the Board

CORPORATE INFORMATION

The Company is a multi-bank and thrift holding company for four banks headquartered in DuPage County, Illinois and WSB Aurora, a federally charted thrift headquartered in Aurora, Illinois. The Company primarily conducts business in DuPage, Kane, Kendall and Will Counties.

The Company has two classes of common stock issued and outstanding and, in accordance with the terms of its articles of incorporation and bylaws, the Company treats both classes equally for all purposes including book value and dividend purposes. The shares of the Company's common stock are not traded on any stock exchange or on the over-the-counter market. The Company's quarterly per share book value and dividends declared for the last two years is set forth in the following table:



        Year       Quarter        Book Value     Dividends Declared
        1995         4th           $254.73             $3.75
                     3rd            246.47              3.75
                     2nd            242.69              3.75
                     1st            237.68              3.75
        1994         4th           $226.53             $3.50
                     3rd            227.93              3.50
                     2nd            225.32              3.50
                     1st            225.59              3.25



BUSINESS REVIEW

The Subsidiaries ranged in size from total assets at December 31, 1995 of $152 million to $425 million. As of December 31, 1995, the Subsidiaries operated 30 branches throughout DuPage, Kane, Kendall and Will Counties, with their business activities focusing primarily on the retail and commercial banking markets. The Company had a total of 505 full-time equivalent employees at December 31, 1995.

SELECTED QUARTERLY FINANCIAL DATA


                                   First    Second     Third    Fourth
                                  Quarter   Quarter   Quarter   Quarter
                               (Dollars in thousands, except per share data)

          1995


Interest income                  $19,192   $21,020   $21,376   $21,840
Net interest income               10,969    11,466    11,598    11,981
Provision for loan losses            463       462       463       462
Other operating income             1,789     1,983     1,811     2,241
Other operating expense            7,322     7,180     8,122     7,568
Net income                         2,967     3,428     3,238     3,892
Net income per share                6.86      7.92      7.49      9.00


          1994

Interest income                  $16,069   $16,781   $17,300   $18,962
Net interest income               10,117    10,278    10,189    11,097
Provision for loan losses            587       513       543       573
Other operating income             2,099     3,422     1,920     2,244
Other operating expense            6,859     7,070     5,959     7,285
Net income                         2,938     3,761     3,290     3,037
Net income per share                6.79      8.70      7.61      7.02


                              REVIEW OF OPERATIONS

During the past year, West Suburban continued to strengthen its position as one of the few remaining locally owned and managed multi-bank holding companies in Chicago's western suburbs. Our resources, experience and dedication to service allowed us to develop our existing markets and pursue new markets for our products and services.

West Suburban continued to grow in 1995, opening four new facilities. We expanded our presence in Wheaton, opening a full service lobby/drive-up facility at 295 West Loop Road, near Danada Square, in April, and another full service location at 221 South West Street in September. In March, we opened a second Bolingbrook location at 1104 West Boughton Road to better serve our customers in Bolingbrook and its surrounding communities. In November, we also opened our first location in Westmont at 6400 South Cass Avenue. We expect to see this growth continue, with plans for a new location in Naperville in the spring of 1996.

In 1995, we also maintained our emphasis on providing innovative financial products and services to our customers. We began the year by restructuring our savings accounts to reward increased levels of saving with higher yields. Throughout the year, we offered our customers opportunities to earn competitive yields on their accounts even as the environment for interest rates trended down. For example, we introduced to all our customers our 5-Year Look-In Certificate of Deposit, which allows for an annual "look-in" when customers may withdraw any or all of their initial deposit, without penalty. In addition, in June we began to offer the Investment Access Account, which allows not-for-profit organizations to earn high yields on their NOW account deposits.

West Suburban also provided loan products that offered real value to our customers in 1995. In particular, customers responded very favorably to our 5-Year Fixed Rate Home Equity Loan. This product gives our customers the opportunity to receive fixed rate, below-prime financing for a variety of purposes.

We also enhanced our line of electronic banking services with the introduction of the West Suburban Bank Check Card. This card enables our customers to make purchases with funds from their checking accounts without writing checks. Along with our telebanking and automated teller machine systems, the West Suburban Bank Check Card provides our customers with the latest in electronic banking convenience.

Responding to the needs of our customers is only part of what makes West Suburban successful. We understand that our continued success depends on our responsiveness to the needs of the communities we serve. In 1995, as before, our involvement in community programs was expressed at both the institutional and individual levels.

At the institutional level, in 1995, we continued our leading role in several programs for disadvantaged individuals. Specifically, West Suburban was an active participant in the Fair Housing Network, the DuPage Homeownership Center, Neighborhood Housing Service of Aurora, Catholic Charities and the Diocese of Joliet. We will continue to work with organizations like these to provide assistance in meeting the housing needs of the communities we serve. West Suburban also maintained active participation in the U.S. Small Business Administration's programs, enabling us to provide credit more easily and quickly to small businesses in our area. We understand we have a critical role in the development of these businesses that provide our communities with products, services and jobs. As in the past, West Suburban assisted the fundraising efforts of a host of charitable organizations with numerous financial and resource contributions. Additionally, we continued our involvement in a wide range of not-for-profit organizations, including, but not limited to, the Cooperative Education Program, the DuPage County Crime Commission, Hesed House, Lifesource Blood Center and St. Jude's Ranch for Children.

At the individual level, we take great pride in and offer encouragement to our civic-minded employees who donate their time and money to a multitude of charitable organizations that are too numerous to list. We count our caring employees as one of our greatest resources.

We look with optimism to 1996 and the opportunities it will present to us in our position as the leading independent locally owned and managed financial institution in the area. We plan to further develop our existing market areas, as well as pursue new market areas in which to offer the service and market-leading products that have made West Suburban a success for our customers and shareholders alike.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
West Suburban Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of West Suburban Bancorp, Inc. and subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for investments to conform with Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities", at January 1, 1994. As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes to conform with SFAS 109, "Accounting for Income Taxes".





DELOITTE & TOUCHE LLP
January 26, 1996
Chicago, Illinois
                                          5

                             WEST SUBURBAN BANCORP, INC.
                             CONSOLIDATED BALANCE SHEETS
                              DECEMBER 31, 1995 AND 1994
                                (Dollars in thousands)



Assets
                                                                          1995                1994
                                                                   ------------       -------------
Cash and due from banks                                                $50,094             $48,134
Interest-bearing deposits in financial institutions                        141                  14
Federal funds sold                                                      38,110               1,895
                                                                   ------------       -------------
   Total cash and cash equivalents                                      88,345              50,043
Investment securities:
   Available for sale (amortized cost of $134,139 in 1995;
    $125,630 in 1994)                                                  134,519             117,448
   Held to maturity (fair value of $116,199 in 1995;
    $102,403 in 1994)                                                  116,037             108,559
Loans, less allowance for loan losses of $8,900 in 1995;
   $8,445 in 1994                                                      760,687             709,205
Premises and equipment, net                                             29,206              26,652
Other real estate                                                        8,317              10,458
Accrued interest and other assets                                       17,238              19,130
                                                                   ------------       -------------
      TOTAL ASSETS                                                  $1,154,349          $1,041,495
                                                                   ------------       -------------
                                                                   ------------       -------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
  Noninterest-bearing                                                 $104,821            $100,771
  Interest-bearing                                                     924,968             822,486
                                                                   ------------       -------------
    Total deposits                                                   1,029,789             923,257
FHLB advances                                                             ----               9,940
Accrued interest and other liabilities                                  14,392              10,327
                                                                   ------------       -------------
    TOTAL LIABILITIES                                                1,044,181             943,524
                                                                   ------------       -------------
Shareholders' equity:
  Common stock, Class A, no par value; 1,000,000
    shares authorized; 347,015 shares issued and
    outstanding                                                          2,774               2,774
  Common stock, Class B, no par value; 1,000,000
    shares authorized; 85,480 shares issued and outstanding                683                 683
  Surplus                                                               38,066              38,066
  Retained earnings                                                     68,416              61,378
  Unrealized gain (loss) on securities available for sale, net
    of taxes of $151 in 1995; $3,252 benefit in 1994                       229              (4,930)
                                                                   ------------       -------------
    TOTAL SHAREHOLDERS' EQUITY                                         110,168              97,971
                                                                   ------------       -------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $1,154,349          $1,041,495
                                                                   ------------       -------------
                                                                   ------------       -------------


The accompanying notes are an integral part of the consolidated financial statements.

                             WEST SUBURBAN BANCORP, INC.
                          CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                    (Dollars in thousands, except per share data)



                                                                     1995                1994                1993
                                                                ----------          ----------          ----------
INTEREST INCOME
   Loans, including fees                                          $67,381             $53,570             $50,216
                                                                ----------          ----------          ----------
   Investment securities:
      Taxable                                                      12,801              13,572              15,948
      Nontaxable                                                    1,290               1,194                 827
                                                                ----------          ----------          ----------
         Total investment securities                               14,091              14,766              16,775
   Deposits in financial institutions                                   7                  33                  91
   Federal funds sold                                               1,949                 743                 314
                                                                ----------          ----------          ----------
         Total interest income                                     83,428              69,112              67,396
                                                                ----------          ----------          ----------
INTEREST EXPENSE
   Deposits                                                        36,988              27,093              25,832
   Other                                                              426                 338                 896
                                                                ----------          ----------          ----------
         Total interest expense                                    37,414              27,431              26,728
                                                                ----------          ----------          ----------
         Net interest income                                       46,014              41,681              40,668
PROVISION FOR LOAN LOSSES                                           1,850               2,216               5,339
                                                                ----------          ----------          ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                44,164              39,465              35,329
                                                                ----------          ----------          ----------
OTHER OPERATING INCOME
   Service fees                                                     3,529               3,496               3,523
   Trust fees                                                         243                 280                 270
   Gain on sales of loans                                             110                 213               1,362
   Loan servicing                                                     941                 876                 927
   Net realized gain on sales of securities
      available for sale                                               41               1,524                  48
   Other                                                            2,960               3,296               3,926
                                                                ----------          ----------          ----------
         Total other operating income                               7,824               9,685              10,056
                                                                ----------          ----------          ----------
OTHER OPERATING EXPENSE
   Salaries and employee benefits                                  13,228              12,860              12,585
   Occupancy                                                        2,604               2,127               2,211
   Furniture and equipment                                          2,413               2,186               2,198
   FDIC insurance premiums                                          1,213               1,997               1,741
   Professional fees                                                1,106               1,180               1,069
   Data processing                                                    967                 916                 728
   Other real estate                                                3,516                 824                ----
   Other                                                            5,145               5,083               6,354
                                                                ----------          ----------          ----------
         Total other operating expense                             30,192              27,173              26,886
                                                                ----------          ----------          ----------
INCOME BEFORE INCOME TAXES                                         21,796              21,977              18,499
Income taxes                                                        8,271               8,951               7,035
                                                                ----------          ----------          ----------

Income before cumulative effect of accounting change               13,525              13,026              11,464
Cumulative effect of accounting change                                ---                ----                 360
                                                                ----------          ----------          ----------
NET INCOME                                                        $13,525             $13,026             $11,824
                                                                ----------          ----------          ----------
                                                                ----------          ----------          ----------
EARNINGS PER SHARE
   Income before cumulative effect of accounting change:
      Primary                                                                                              $28.41
                                                                                                        ----------
                                                                                                        ----------
      Fully diluted                                                                                        $26.85
                                                                                                        ----------
                                                                                                        ----------
   Net Income:
      Primary                                                      $31.27              $30.12              $29.30
                                                                ----------          ----------          ----------
                                                                ----------          ----------          ----------
      Fully diluted                                                $31.27              $30.12              $27.72
                                                                ----------          ----------          ----------
                                                                ----------          ----------          ----------


The accompanying notes are an integral part of the consolidated financial statements.

                             WEST SUBURBAN BANCORP, INC.
              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (Dollars in thousands)



                                                                                         Unrealized     Allowance
                                                                                            Gain           for
                                                                                         (Loss) on      Unrealized
                                                                                         Securities       Loss on        Total
                                 Class A        Class B                                    Available      Marketable      Share-
                                  Common         Common                       Retained     For Sale,       Equity          holders'
                                 Stock          Stock        Surplus        Earnings     Net of Tax     Securities        Equity
                             -----------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1993        $2,542           $683        $34,148        $47,619                         ($548)       $84,444

Net income                        ----           ----           ----         11,824                          ----         11,824
Cash dividends declared           ----           ----           ----         (5,144)                         ----         (5,144)
Issuance of 29,050
   shares of Class A
   common stock                    232           ----          3,918           ----                          ----          4,150
Recovery of net
   unrealized loss on
   marketable equity
   securities                     ----           ----           ----           ----                           548            548
                             -----------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
1993                             2,774            683         38,066         54,299                          ----         95,822

Net unrealized gain on
   securities available for
   sale, net of taxes, at
   January 1, 1994                ----           ----           ----           ----         $1,574           ----          1,574
Net income                        ----           ----           ----         13,026           ----           ----         13,026
Cash dividends declared           ----           ----           ----         (5,947)          ----           ----         (5,947)
Change in net
   unrealized gain (loss)
   on securities available
   for sale, net of taxes         ----           ----           ----           ----         (6,504)          ----         (6,504)
                             -----------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31,
 1994                            2,774            683         38,066         61,378         (4,930)          ----         97,971

Net income                        ----           ----           ----         13,525           ----           ----         13,525
Cash dividends declared           ----           ----           ----         (6,487)          ----           ----         (6,487)
Change in net
   unrealized gain (loss)
   on securities available
   for sale, net of taxes         ----           ----           ----           ----          5,159           ----          5,159
                             -----------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
 1995                           $2,774           $683        $38,066        $68,416           $229          $----       $110,168
                             -----------------------------------------------------------------------------------------------------
                             -----------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

                             WEST SUBURBAN BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                (Dollars in thousands)

                                                                     1995                1994                1993
                                                                -----------         -----------         -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                     $13,525             $13,026             $11,824
                                                                -----------         -----------         -----------
   Adjustments to reconcile net income to net
      cash provided by operating activities:
         Depreciation and amortization                              2,720               2,426               2,434
         Cumulative effect of accounting change                      ----                ----                (360)
         Provision for loan losses                                  1,850               2,216               5,339
         Provision for deferred income taxes                         (593)                (18)               (604)
         Net premium amortization and discount
           accretion of investment securities                         463               1,523               3,335
         Net realized gain on sales of
           securities available for sale                              (41)             (1,524)                (48)
         Gain on sale of loans held for sale                         (110)               (213)             (1,362)
         Sale of loans held for sale                                1,964               8,599              80,884
         Origination of loans held for sale                        (3,038)            (12,693)            (79,868)
         Provision for loss on other real estate                    1,543                ----                ----
         (Gain) loss on sale of premises and
           equipment                                                  (31)                266                 (26)
         Gain on sale of other real estate                            (12)               (481)               (166)
         Decrease in other assets                                   2,835               1,715                 174
         Increase (decrease) in other liabilities                   3,606              (1,960)               (127)
                                                                ----------          ----------          ----------
               Total adjustments                                   11,156                (144)              9,605
                                                                ----------          ----------          ----------

      NET CASH PROVIDED BY OPERATING ACTIVITIES                    24,681              12,882               21,429
                                                                ----------          ----------          ----------

CASH FLOWS FROM INVESTING ACTIVITIES


   Investment securities available for sale:
      Proceeds from sales                                           9,087              70,135              35,808
      Proceeds from maturities                                      3,162              68,117                ----
      Purchases                                                   (24,676)            (72,249)

   Investment securities held to maturity:
      Proceeds from maturities                                     55,632               2,380              87,885
      Purchases                                                   (63,016)            (91,166)            (78,142)
   Net increase in loans                                          (53,869)            (21,773)            (53,324)
   Purchases of premises and equipment                             (5,273)             (3,966)             (1,281)
   Proceeds from sale of premises and
      equipment                                                        32                  23                  40
   Proceeds from sale of other real estate                          2,330               8,937               2,858
                                                                ----------          ----------          ----------

      NET CASH USED IN INVESTING ACTIVITIES                      ($76,591)           ($39,562)            ($6,156)
                                                                ----------          ----------          ----------



The accompanying notes are an integral part of the consolidated financial statements.

                             WEST SUBURBAN BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                     (CONTINUED)
                                (Dollars in thousands)



                                                                     1995                1994                1993
                                                                ----------          ----------          ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in demand deposits, NOW
    accounts and savings accounts                                 $39,986             $17,376             $23,205
  Net increase (decrease) in certificates of deposit               66,545              22,417             (17,665)
  (Decrease) increase in FHLB advances                             (9,940)              1,720              (4,830)
  Repayment of REMIC                                                 ----              (3,541)             (8,261)
  Repayment of note payable                                          ----                ----              (2,000)
  Cash dividends paid                                              (6,379)             (5,745)             (5,043)
                                                                ----------          ----------           ---------
    NET CASH PROVIDED BY (USED IN) FINANCING
      ACTIVITIES                                                   90,212              32,227             (14,594)
                                                                ----------          ----------           ---------
   Net increase in cash and cash equivalents                       38,302               5,547                 679
   Cash and cash equivalents at beginning of year                  50,043              44,496              43,817
                                                                ----------          ----------           ---------
   CASH AND CASH EQUIVALENTS AT END OF YEAR                       $88,345             $50,043             $44,496
                                                                ----------          ----------           ---------
                                                                ----------          ----------           ---------
Supplemental cash flow information:
  Cash paid during the year for:
   Interest on deposits and other borrowings                      $35,707             $27,417             $27,221
   Income taxes                                                     7,636               7,046               9,375
  Transfers from loans to other real estate                         1,721               8,960               8,064
  Transfer of investment securities from held to
   maturity to available for sale                                  32,288                ----                ----
 Transfer of subordinated convertible
   capital notes to shareholders' equity
   in connection with the note conversion                            ----                ----               4,150


The accompanying notes are an integral part of the consolidated financial statements.

                             WEST SUBURBAN BANCORP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                (Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of West Suburban Bancorp, Inc. (the "Parent") and its wholly owned subsidiaries (collectively, the "Subsidiaries" and together with the Parent, the "Company"): West Suburban Bank; West Suburban Bank of Downers Grove/Lombard; West Suburban Bank of Darien; West Suburban Bank of Carol Stream/Stratford Square; and West Suburban Bank of Aurora, F.S.B. ("WSB Aurora"). Significant intercompany accounts and transactions have been eliminated.

BASIS OF ACCOUNTING
The accompanying financial statements are prepared in accordance with generally accepted accounting principles and conform to general practices within the banking industry. A summary of accounting policies follows.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT SECURITIES
On January 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires debt and marketable equity securities to be classified into two categories, "held to maturity" and "available for sale". Held to maturity securities include those securities where the Company has both the ability and positive intent to hold them to maturity. Securities not meeting this criteria are classified as available for sale. Held to maturity securities are carried at amortized historical cost while available for sale securities are carried at fair value with net unrealized gains and losses (net of tax) reported as a separate component of shareholders' equity. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

The Company has not utilized futures, forwards, swaps or option contracts in order to manage its interest rate risk or otherwise.

LOANS AND ALLOWANCE FOR LOAN LOSSES
Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is recognized based upon the principal amount outstanding. Accrual of interest is generally discontinued on a loan when it becomes 90 days past due or when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of principal or interest is doubtful. In some circumstances a loan that is more than 90 days past due can remain on accrual status if it can be established that payment will be received within another 90 days or if it is fully secured and in the process of collection. When a loan has been placed on nonaccrual status, interest that has been earned but not collected is charged back to the appropriate interest income account. When payments are received on nonaccrual loans they are first applied to principal, then to expenses incurred for collection and finally to interest income.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay.

Effective January 1, 1995, the Company adopted SFAS 114, "Accounting by Creditors for Impairment of a Loan", and SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures", which addresses the accounting by creditors for impairment of certain loans. SFAS 114 defines a loan as impaired when it is probable that the creditor will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. Impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the loan's collateral, if repayment of the loan is collateral dependent. A valuation allowance is required for the amount of impairment. The Company reviews its commercial and real estate construction and non-residential loans on a quarterly basis to determine impairment. Generally, loans 90 or more days past due and all loans on a nonaccrual basis are considered impaired. Interest income on impaired loans is recognized in a manner consistent with the Company's interest policy. The adoption of SFAS 114 and SFAS 118 did not have a material effect on the Company's financial condition or results of operations.

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

OTHER REAL ESTATE
Other real estate includes properties acquired in partial or total settlement of problem loans. The properties are recorded at the lower of cost or fair value less estimated selling costs at the date acquired. Losses arising at the time of acquisition of such properties are charged to the allowance for loan losses. Any subsequent decline in value is charged to current operations. The revenue received from, and expenses incurred in maintaining, such properties are also included in current operations. The amounts the Company could ultimately recover from other real estate could differ materially from the amounts used in determining the net carrying value of the assets because of future market factors beyond the Company's control or changes in the Company's strategy for recovering its investment. Management believes the net carrying value at December 31, 1995 is a reasonable estimate of the ultimate value of other real estate.

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

INCOME TAXES
Effective January 1, 1993, the Company adopted SFAS 109, "Accounting for Income Taxes", which requires the liability method of accounting. Under this method, deferred tax liabilities and assets are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. In connection with the adoption of SFAS 109 on a prospective basis, the Company recorded a cumulative credit adjustment to income of $360 at January 1, 1993.

The Parent files consolidated federal and state income tax returns with the Subsidiaries.

EARNINGS PER SHARE
Earnings per share are calculated on the basis of the daily weighted average number of shares outstanding. Net income for 1993 has been adjusted for the interest expense (net of tax) on the subordinated convertible capital notes.

CASH FLOWS
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits in financial institutions and federal funds sold. Generally, federal funds are sold for one day periods.

RECLASSIFICATIONS
Certain reclassifications have been made in prior years' financial statements to conform with the current year's presentation.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale at December 31, 1995 and 1994 are as follows:



                                                                 1995
                                      -----------------------------------------------------------------------
                                                              Gross              Gross
                                       Amortized           Unrealized          Unrealized             Fair
                                          Cost                Gains              Losses              Value
                                      -----------         -----------         -----------         -----------
Corporate                                $69,731              $1,053               ($105)            $70,679
U.S. government agencies and
   corporations                           36,119                 254                (783)             35,590
U.S. Treasury                             16,291                ----                (107)             16,184
States and political subdivisions          1,157                  14                 (33)              1,138
                                      -----------         -----------         -----------         -----------
    Total debt securities                123,298               1,321              (1,028)            123,591
Federal Home Loan
  Mortgage Corp. Preferred
  Stock and other equity
  securities                              10,841                 117                 (30)             10,928
                                      -----------         -----------         -----------         -----------
      Total                             $134,139              $1,438             ($1,058)           $134,519
                                      -----------         -----------         -----------         -----------
                                      -----------         -----------         -----------         -----------



                                                                 1994
                                      -----------------------------------------------------------------------
                                                              Gross              Gross
                                       Amortized           Unrealized          Unrealized             Fair
                                          Cost                Gains              Losses              Value
                                      -----------         -----------         -----------         -----------
U.S. government agencies and
   corporations                          $51,638               $----             ($4,352)            $47,286
Corporate                                 45,623                   5              (1,579)             44,049
U.S. Treasury                             16,427                ----              (1,324)             15,103
                                      -----------         -----------         -----------         -----------
    Total debt securities                113,688                   5              (7,255)            106,438
Federal Home Loan
  Mortgage Corp. Preferred
  Stock and other equity
  securities                              11,942                ----                (932)             11,010
                                      -----------         -----------         -----------         -----------
      Total                             $125,630                  $5             ($8,187)           $117,448
                                      -----------         -----------         -----------         -----------
                                      -----------         -----------         -----------         -----------


The amortized cost and fair value of investment securities held to maturity at December 31, 1995 and 1994 are as follows:



                                                                 1995
                                      -----------------------------------------------------------------------
                                                              Gross              Gross
                                       Amortized           Unrealized          Unrealized             Fair
                                          Cost                Gains              Losses              Value
                                      -----------         -----------         -----------         -----------
U.S. government agencies and
   corporations                          $83,237                $159               ($140)            $83,256
States and political subdivisions         32,800                 216                 (73)             32,943
                                      -----------         -----------         -----------         -----------
      Total                             $116,037                $375               ($213)           $116,199
                                      -----------         -----------         -----------         -----------
                                      -----------         -----------         -----------         -----------



                                                                 1994
                                      -----------------------------------------------------------------------
                                                              Gross              Gross
                                       Amortized           Unrealized          Unrealized             Fair
                                          Cost                Gains              Losses              Value
                                      -----------         -----------         -----------         -----------
U.S. government agencies and
   corporations                           $55,783               $----            ($4,460)            $51,323
Corporate                                  30,645                  25               (931)             29,739
States and political subdivisions          22,131                   1               (791)             21,341
                                      -----------         -----------         -----------         -----------
      Total                              $108,559                 $26            ($6,182)           $102,403
                                      -----------         -----------         -----------         -----------
                                      -----------         -----------         -----------         -----------


In November 1995, the Financial Accounting Standards Board ("FASB") issued a Special Report on Implementation of SFAS 115. In applying the provisions of this report, the Company transferred to available for sale those corporate bonds that had previously been classified as held to maturity. These corporate bonds had an aggregate market value of $32.8 million, and an unrealized gain, net of tax of $.3 million, at the transfer date.

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 1995 by contractual maturity are as follows:


                                            Available for Sale                      Held to Maturity
                                      -------------------------------         -------------------------------
                                      Amortized               Fair             Amortized             Fair
                                         Cost                Value                Cost               Value
                                      -----------         -----------         -----------         -----------

Due in 1 year or less                     $9,729              $9,803             $19,981             $19,973
Due after 1 year through 5 years          94,626              95,416              37,885              38,036
Due after 5 years through 10 years        16,440              15,812              45,704              45,738
Due after 10 years                         2,503               2,560              12,467              12,452
                                      -----------         -----------         -----------         -----------
     Total                              $123,298            $123,591            $116,037            $116,199
                                      -----------         -----------         -----------         -----------
                                      -----------         -----------         -----------         -----------


Gross gains and gross (losses) of $161 and ($120), $1,639 and ($115), $690 and ($642) were realized on sales in 1995, 1994 and 1993, respectively.

Investment securities with an amortized cost of approximately $20,982 and $22,393 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

NOTE 3 - LOANS

Major classifications of loans were as follows at December 31, 1995 and 1994:


                                       1995                     1994
                               --------------         ---------------
Commercial                         $200,986                 $156,896
Installment                          37,986                   33,542
Real estate:
  Mortgage                          302,062                  305,010
  Home equity                       120,802                  120,373
  Construction                       81,787                   72,990
  Held for sale                       1,523                      449
VISA - credit card                   19,034                   21,342
Other                                 5,407                    7,048
                               -------------          ---------------
      Total                         769,587                  717,650
Allowance for loan losses            (8,900)                  (8,445)
                               -------------          ---------------
      Loans, net                   $760,687                 $709,205
                               -------------          ---------------
                               -------------          ---------------


The Company makes commercial, personal and residential loans primarily to customers throughout the western suburbs of Chicago. At December 31, 1995 and 1994, the Company's loan portfolio did not include any single borrower or industry concentration in excess of 10% of total loans, except for loans to the construction and land development industries which represented 10.6% and 10.2% of total loans at December 31, 1995 and 1994, respectively. The Company's real estate construction loans are generally made within the market areas of the Subsidiaries. The Company manages this exposure by continually reviewing local market conditions and closely monitoring collateral values. No unusual losses are anticipated as a result of these concentrations.

Loans on which the accrual of interest has been discontinued or reduced amounted to $488, $279 and $6,468 at December 31, 1995, 1994 and 1993, respectively. If interest on those loans had been accrued, such income would have approximated $53, $15 and $243 for 1995, 1994 and 1993, respectively.

Changes in the allowance for loan losses were as follows for the years ended December 31:

                                       1995                1994                1993
                                  ----------          ----------          ----------
Balance, beginning of year           $8,445              $7,125              $8,024
   Provision for loan losses          1,850               2,216               5,339
   Loans charged-off                 (1,729)             (1,292)             (7,027)
   Recoveries                           334                 396                 789
                                  ----------          ----------          ----------
Balance, end of year                 $8,900              $8,445              $7,125
                                  ----------          ----------          ----------
                                  ----------          ----------          ----------

At December 31, 1995, the Company's impaired loans consisted of commercial loans totaling $13,351 of which $2,522 required a valuation allowance of $408. The average outstanding balance and interest income recognized on impaired loans was approximately $10,043 and $897, respectively, for the year ended December 31, 1995. The Company had no impaired real estate construction or non-residential loans during 1995.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers. At December 31, 1995 and 1994, the Company was servicing loans for the benefit of others with aggregate unpaid principal balances of $330,042 and $335,244, respectively.

At December 31, 1995 and 1994, the Company had outstanding banker's acceptances of $753 and $1,659, respectively. A banker's acceptance is a draft that has been drawn on and accepted by the Company for payment at a future date. Funds are advanced to the drawer of the acceptance by discounting the accepted draft. The Company has an unconditional obligation to fund the holder upon presentation of the draft. Likewise, the customer has an unconditional obligation to fund the Company at or before the maturity date specified in the instrument.

NOTE 4 - PREMISES AND EQUIPMENT

Major classifications of these assets are summarized as follows at December 31:


                                             1995                     1994
                                     ------------              -----------
Land                                      $5,848                   $5,213
Premises                                  23,160                   20,826
Leasehold improvements                       652                      418
Furniture and equipment                   24,008                   22,012
                                     ------------              -----------
                                          53,668                   48,469
Less accumulated depreciation
   and amortization                      (24,462)                 (21,817)
                                     ------------              -----------
   Total                                 $29,206                  $26,652
                                     ------------              -----------
                                     ------------              -----------


NOTE 5 - DEPOSITS

The major categories of deposits are summarized as follows at December 31:


                                       1995                     1994
                               --------------         ---------------
Demand and other noninterest-
   bearing                         $104,821                 $100,771
NOW accounts                        191,626                  179,025
Money market savings                340,714                  317,379
Time, $100,000 and over              68,063                   47,693
Time, other                         324,565                  278,389
                                ------------              -----------
   Total                         $1,029,789                 $923,257
                                ------------              -----------
                                ------------              -----------


Interest expense on interest-bearing deposits is summarized as follows for the years ended December 31:


                                       1995                1994                1993
                                  ----------          ----------          ----------
NOW accounts                         $3,057              $3,004              $2,896
Money market savings                 13,836               9,656               7,910
Time, $100,000 and over               2,848               1,788               1,334
Time, other                          17,247              12,645              13,692
                                  ----------          ----------          ----------
   Total                            $36,988             $27,093             $25,832
                                  ----------          ----------          ----------
                                  ----------          ----------          ----------


NOTE 6 - BORROWINGS

Federal Home Loan Bank ("FHLB") advances are used as a source of liquidity to meet cash demands. There were no FHLB advances outstanding at December 31, 1995. At December 31, 1994, FHLB advances had an annual rate of 6.4%.

NOTE 7 - INCOME TAXES

The income tax provision (benefit) reflected in the Consolidated Statements of Income is as follows for the years ended December 31:

                            1995                 1994                 1993
                -----------------    -----------------    -----------------
Current:
   Federal               $7,593               $7,656               $6,316
   State                  1,271                1,313                1,323
Deferred                   (593)                 (18)                (604)
                -----------------    -----------------    -----------------
   Total                 $8,271               $8,951               $7,035
                -----------------    -----------------    -----------------
                -----------------    -----------------    -----------------

A reconciliation between taxes computed at the statutory income tax rates and the consolidated effective tax rates follows:


                                                 1995         1994         1993
                                           ----------    ---------    ---------
Statutory income tax rates                     35.0%        35.0%        35.0%
(Decrease) increase in taxes resulting
     from:
   Federal tax-exempt income                   (2.3)        (2.4)        (2.5)
   State income taxes, net of federal
     tax benefit                                4.8          4.8          4.8
   Other                                        0.4          3.3         (1.2)
                                           ----------    ---------    ---------
      Consolidated effective tax rates         37.9%        40.7%        36.1%
                                           ----------    ---------    ---------
                                           ----------    ---------    ---------


The temporary differences which created deferred tax assets and liabilities at December 31 are detailed below:

                                                    1995                1994
                                         -----------------    -----------------
Deferred tax assets:
   Allowance for loan loss                       $2,929              $3,255
   Deferred compensation                            837                 749
   Unrealized loss on securities
     available for sale                            ----               3,252
   Other assets                                     365                ----
                                         -----------------    -----------------
      Total deferred tax assets                   4,131               7,256
                                         -----------------    -----------------
Deferred tax liabilities:
   Depreciation                                   1,160               1,386
   Unrealized gain on securities
     available for sale                             151                ----
   Other liabilities                               ----                 240
                                         -----------------    -----------------
      Total deferred tax liabilities              1,311               1,626
                                         -----------------    -----------------
      Net deferred tax assets                    $2,820              $5,630
                                         -----------------    -----------------
                                         -----------------    -----------------


NOTE 8 - EMPLOYEE BENEFIT PLANS

Historically, the Company maintained a stock ownership plan covering substantially all full-time employees who have satisfied specific age and service requirements. During the first quarter of 1994, the West Suburban Bank Stock Bonus Trust Plan was converted into an employee stock ownership plan and renamed the West Suburban Bank Employee Stock Ownership Plan (the "Plan"). The respective boards of directors of the Subsidiaries took the actions necessary to allow their respective employees to participate in the Plan. The Plan is a tax-qualified stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan is designed to provide incentives to participants by granting them an interest in the Company's common stock in which the Plan invests. The Plan is an individual account defined contribution plan, which means that an individual account is established for each participant of the Plan and that the amount of benefits payable upon retirement, termination, disability or death is based upon service and the amount of the employer's contributions and any income, expenses, gains or losses which may have been allocated to the participant's account. Annual contributions to the current and former plans were made in accordance with resolutions passed by the boards of directors of the Subsidiaries and in aggregate amounted to $1,117 in 1995, $1,112 in 1994 and $1,000 in 1993.

The Subsidiaries also maintain deferred compensation plans in which former and current executive officers participate. The deferred compensation expense for the years ended December 31, 1995, 1994 and 1993 amounted to $219, $180, and $214, respectively. These plans are not qualified under the Code and, therefore, tax deductions are allowed only when benefits are paid.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

The Company's exposure to credit risk in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless noted otherwise, the Company requires collateral or other security to support financial instruments with credit risk. A summary of the contractual amount of the Company's exposure to off-balance-sheet risk as of December 31, 1995 and 1994 is as follows:

                                                         1995          1994
                                                   -----------   -----------
Financial instruments whose contractual amounts
   represent credit risks:
      Commitments to extend credit                   $329,372      $286,807
      Letters of credit                                31,373        21,790


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

NOTE 10 - CONTINGENT LIABILITIES

The Company is a party to various legal actions arising from normal business activities. Management believes that pending actions are either without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's consolidated financial position or results of operations.

NOTE 11 - FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE

Estimated fair values of financial instruments have been calculated based on certain assumptions and selected data from within the Company's various financial instrument classifications. For short-term maturing assets, i.e. cash and due from banks, federal funds sold and interest-bearing deposits with financial institutions, it has been assumed that their estimated fair values approximate their carrying values. Similarly, for loans and deposits with variable interest rates, it has been assumed that their estimated fair values also approximate their carrying values. The estimated fair values of the Company's financial instruments as of December 31 are set forth in the table below:


                                           1995                    1994
                                  Carrying     Estimated    Carrying   Estimated
                                   Value         Fair         Value      Fair
                                                 Value                   Value
                                ----------    ----------    --------    --------
Financial assets:
  Cash and cash equivalents       $88,345       $88,405     $50,043     $50,717
  Investment securities:
    Available for sale            134,519       134,519     117,448     117,448
    Held to maturity              116,037       116,199     108,559     102,403
  Loans, less allowance for
    loan losses                   759,944       759,677     707,546     714,508
                                ----------    ----------    --------    --------
      Total financial assets   $1,098,845    $1,098,800    $983,596    $985,076
                                ----------    ----------    --------    --------
                                ----------    ----------    --------    --------

Financial liabilities:
  Deposits                     $1,029,789    $1,031,926    $923,257    $921,753
  Short-term borrowings             1,825         1,825       9,940       9,940
  Long-term debt                     ----          ----          10          19
                                ----------    ----------    --------    --------
Total financial liabilities    $1,031,614    $1,033,751    $933,207    $931,712
                                ----------    ----------    --------    --------
                                ----------    ----------    --------    --------


The fair values for investment securities were derived from quoted market values as of the close of business December 31, 1995 and 1994 when available, or when quotes were not available, the fair value was estimated based on quoted prices of comparable securities. The fair values for loans, less allowance for loan losses were estimated by discounting the future cash flows from loan repayments using current interest rates for loans having comparable maturities. The fair values for deposits were estimated using the present value discounted cash flow method at discount rates comparable to current market rates for similar liabilities.

There is no material difference between the contractual amount and the estimated fair value of off-balance-sheet items which total $360,745 at December 31, 1995 and $308,597 at December 31, 1994 and are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding.

NOTE 12 - RELATED PARTY TRANSACTIONS

Certain directors and officers of the Company, and some of the corporations and firms with which these individuals are associated, are customers of the Subsidiaries in the ordinary course of business, and/or are indebted to a Subsidiary for loans in the amount of $60,000 or more. It is anticipated that they will continue to be customers of and indebted to the Subsidiaries in the future. All such loans, however, were made in the ordinary course of business, did not involve more than the normal risk of collectibility or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable loans made by the Subsidiaries in transactions with unaffiliated persons, although directors were regularly allowed the lowest interest rate given to others on personal loans.

Certain officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, were indebted to the Company in the aggregate amount of $27,279 and $24,442 at December 31, 1995 and 1994, respectively. During 1995, $20,837 in additions and $18,000 in reductions were made.

NOTE 13 - INVESTMENTS IN SUBSIDIARIES AND REGULATORY RESTRICTIONS

The Parent is economically dependent on the cash dividends received from the Subsidiaries. These dividends represent the primary cash flow used to fund dividend payments to the Parent's shareholders. Cash dividends received by the Parent amounted to $7,401 and $7,292 for the years ended December 31, 1995 and 1994, respectively.

The Subsidiaries are subject to statutory and regulatory restrictions on the amount of dividends that they may pay to the Parent. Management's present policy is to limit the amount of dividends from each Subsidiary such that each Subsidiary qualifies as a "well-capitalized" institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991 as amended, thereby minimizing the amount of FDIC insurance premiums paid by the Subsidiary and providing for capital to fund growth. As of December 31, 1995, the Subsidiaries could pay, in aggregate, dividends totaling $20,716 to the Parent while remaining a "well-capitalized" institution. As a practical matter, the Subsidiaries could pay additional dividends without seeking regulatory approval.

The Parent and the Subsidiaries are required to maintain a minimum leverage ratio (Tier 1 capital to total assets) and minimum amounts of capital to total "risk-weighted" assets, as defined by the banking regulators. The Company's consolidated capital ratios for December 31, 1995 are presented in the table below:


                                          Consolidated Capital Ratios
                                      ---------------------------------
                                                             Regulatory
                                               1995             Minimum
                                         -----------     --------------
Tier 1 leverage ratio                        9.72%               3.00%
Tier 1 risk-weighted capital ratio          11.92%               4.00%
Total risk-weighted capital ratio           12.90%               8.00%


In accordance with the Board of Governors of the Federal Reserve System reserve requirements, the Subsidiaries must maintain noninterest-bearing cash balances with the Federal Reserve Bank of Chicago. The average amount of these balances for years ended December 31, 1995 and 1994 was approximately $7,124 and $5,956, respectively.

NOTE 14 - COMMON STOCK

The Company's common stock is divided into two classes consisting of Class A and Class B common stock. Except as required by law, the rights, powers and limitations of the Class A common stock and Class B common stock are identical.

During 1993, the Company issued 29,050 shares of Class A common stock in connection with an exchange of Class A common stock for the bank subsidiary common stock issued upon conversion of the subordinated convertible capital notes, which were previously issued by the Subsidiaries.

NOTE 15 - NEW ACCOUNTING PRONOUNCEMENTS

In March 1995, FASB issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires that long-lived assets and certain identifiable intangibles that are used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets might not be recoverable. SFAS 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995. Management believes that the adoption of SFAS 121 will not have a material impact on the Company's financial condition or results of operations.

In May 1995, FASB issued SFAS 122, "Accounting for Mortgage Servicing Rights", which requires certain accounting for mortgage servicing rights and the valuation and recognition of impairment of mortgage servicing rights. SFAS 122 is effective for the fiscal years beginning after December 15, 1995. Management has not determined the impact of the adoption of SFAS 122 on the Company's financial condition or results of operations.

In October 1995, FASB issued SFAS 123, "Accounting for Stock-Based Compensation", which provides an alternative method for accounting for stock-based compensation and requires certain disclosures regarding the fair value of stock-based compensation and the assumptions used to determine such. As the Company does not have a stock-based compensation plan, SFAS 123 is not applicable.

NOTE 16 - CONDENSED FINANCIAL INFORMATION - PARENT ONLY

                               CONDENSED BALANCE SHEETS
                              DECEMBER 31, 1995 AND 1994

Assets
                                                    1995                1994
                                         -----------------    -----------------
Cash on deposit in Subsidiaries                  $8,354              $7,239
Equity investment in Subsidiaries               101,492              90,069
Intangibles, net                                  1,935               2,139
Other assets                                          9                  38
                                         -----------------    -----------------
   TOTAL ASSETS                                $111,790             $99,485
                                         -----------------    -----------------
                                         -----------------    -----------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Dividends payable                                $1,622              $1,514
                                         -----------------    -----------------
   TOTAL LIABILITIES                              1,622               1,514
Shareholders' equity                            110,168              97,971
                                         -----------------    -----------------
   TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY                       $111,790             $99,485
                                         -----------------    -----------------
                                         -----------------    -----------------



                            CONDENSED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                              1995         1994         1993
                                         ----------    ---------   ----------
OPERATING INCOME
   Dividends from Subsidiaries             $7,401       $7,292      $11,292
   Interest income                            279          144           27
                                         ----------    ---------   ----------
      Total operating income                7,680        7,436       11,319
                                         ----------    ---------   ----------
OPERATING EXPENSE
   Amortization of intangibles                204          266          279
   Other                                      205          238          278
                                         ----------    ---------   ----------
      Total operating expense                 409          504          557
                                         ----------    ---------   ----------
Income before income taxes                  7,271        6,932       10,762
Income tax (benefit) expense                   10          (37)        (100)
                                         ----------    ---------   ----------
Income before equity in undistributed
  net income of Subsidiaries                7,261        6,969       10,862
Equity in undistributed net income of
   Subsidiaries                             6,264        6,057          962
                                         ----------    ---------   ----------
NET INCOME                                $13,525      $13,026      $11,824
                                         ----------    ---------   ----------
                                         ----------    ---------   ----------

                          CONDENSED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                             1995         1994         1993
                                           ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                             $13,525      $13,026      $11,824
                                           ---------    ---------    ---------

   Adjustments to reconcile net
    income to net cash provided
    by operating activities:
         Equity in undistributed net
          income of Subsidiaries           (6,264)      (6,057)        (962)
         Amortization of intangibles          204          266          279
         Decrease in other assets              29           62           74
                                           ---------    ---------    ---------
            Total adjustments              (6,031)      (5,729)        (609)
                                           ---------    ---------    ---------
   NET CASH PROVIDED BY
    OPERATING ACTIVITIES                    7,494        7,796       11,215
                                           ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends paid                     (6,379)      (5,745)      (5,043)
   Repayment of note payable                 ----         ----       (2,000)
                                           ---------    ---------    ---------
   NET CASH USED IN FINANCING ACTIVITIES   (6,379)      (5,745)      (7,043)
                                           ---------    ---------    ---------

Net increase in cash                        1,115        1,552        4,172
Cash at beginning of year                   7,239        5,687        1,515
                                           ---------    ---------    ---------
CASH AT END OF YEAR                        $8,354       $7,239       $5,687
                                           ---------    ---------    ---------
                                           ---------    ---------    ---------

                               SELECTED FINANCIAL DATA
                                     (UNAUDITED)


The following table consists of financial data derived from the Consolidated Financial Statements of the Company. This information should be read together with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's Consolidated Financial Statements included elsewhere in this report (dollars in thousands, except per share data).



                                                                Years Ended December 31,

                                             1995              1994              1993              1992              1991
                                        ---------         ---------         ---------         ---------         ---------
SELECTED OPERATING DATA
Interest income                           $83,428           $69,112           $67,396           $74,098           $92,058
Interest expense                           37,414            27,431            26,728            34,376            50,423
                                         ---------         ---------         ---------         ---------         ---------
  Net interest income                      46,014            41,681            40,668            39,722            41,635
Provision for loan losses                   1,850             2,216             5,339             3,905             3,663
                                         ---------         ---------         ---------         ---------         ---------
  Net interest income after
    provisions                             44,164            39,465            35,329            35,817            37,972
Other operating income(1)                   7,824             9,685            10,056            11,145             9,632
Other operating expense                    30,192            27,173            26,886            28,071            28,245
                                         ---------         ---------         ---------         ---------         ---------
  Income before income taxes               21,796            21,977            18,499            18,891            19,359
Income taxes                                8,271             8,951             7,035             6,895             7,319
Cumulative effect of accounting
  change                                     ----              ----               360              ----              ----
                                         ---------         ---------         ---------         ---------         ---------
Net income                                $13,525           $13,026           $11,824           $11,996           $12,040
                                         ---------         ---------         ---------         ---------         ---------
                                         ---------         ---------         ---------         ---------         ---------
PER SHARE DATA
Income before cumulative
  effect of accounting change:
    Primary                                                                    $28.41
    Fully diluted                                                               26.85
Net income:
    Primary                                $31.27            $30.12             29.30            $29.73            $29.74
    Fully diluted                           31.27             30.12             27.72             28.74             28.80
Cash dividends declared                     15.00             13.75             12.75             12.00             12.00
Book value                                 254.73            226.53            221.56            209.31            190.61

SELECTED BALANCES
Investment securities                    $250,556          $226,007          $190,594          $231,121          $149,883
Net loans                                 760,687           709,205           694,301           652,007           688,813
Total assets                            1,154,349         1,041,495           999,878         1,000,200           980,358
Deposits                                1,029,789           923,257           883,464           877,923           870,404
Long-term debt                               ----              ----              ----            13,348            21,902
Shareholders' equity                      110,168            97,971            95,822            84,444            76,901

RATIOS
Return on average total assets              1.27%             1.29%             1.20%             1.20%             1.19%
Return on average
  shareholders' equity                      13.03             13.29             13.25             14.84             16.41
Cash dividends to net income                47.16             44.10             42.65             40.36             40.36
Average equity to average total
  assets                                     9.71              9.67              9.03              8.12              7.25
Net interest margin (FTE)(2)                 4.40              4.21              4.19              4.06              4.20


(1) Other operating income includes the following gains on sales of loans for the years ended December 31, 1995, 1994, 1993, 1992 and 1991, respectively:
    $110, $213, $1,362, $2,050 and $801.
(2) Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35% for the years ended December 31, 1995, 1994 and 1993 and 34% for the years ended December 31, 1992 and 1991.

                    DISTRIBUTION OF ASSETS AND NET INTEREST INCOME
                  AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS
                                     (UNAUDITED)


The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, and the resultant costs, expressed both in dollars and rates. All average balances are daily average balances. To the extent received, interest on nonaccruing loans has been included in the table (dollars in thousands).



                                                                   Years Ended December 31,
                            -----------------------------------------------------------------------------------------------------
                                            1995                               1994                             1993
                              --------------------------------   --------------------------------   ------------------------------
                                 Average                            Average                          Average
                                 Balance     Interest    Rate       Balance     Interest    Rate     Balance     Interest    Rate
                              --------------------------------   --------------------------------   ------------------------------
ASSETS
Interest-bearing
  deposits in financial
  institutions                      $127          $7    5.5%           $552         $33    6.0%       $1,217         $42    3.5%
                              --------------------------------   --------------------------------   ------------------------------
Federal funds sold                34,422       1,949    5.7          17,819         743    4.2        10,580         314    3.0
                              --------------------------------   --------------------------------   ------------------------------
Investment securities:
  Corporate                       63,302       4,581    7.2          90,831       6,300    6.9       168,348      11,543    6.9
  U.S. Treasury                   16,363         798    4.9          14,923         722    4.8          ----        ----   ----
  U.S. government
   agencies and
   corporations                  118,453       7,369    6.2          91,291       5,746    6.3        30,380       2,034    6.7
 States and political
   subdivisions (1)               23,678       1,985    8.4          21,630       1,837    8.5        13,626       1,273    9.3
 FHLB stock                          854          53    6.2             845          64    7.6         1,655          91    5.5
                              --------------------------------   --------------------------------   ------------------------------
  Total investment
    securities (1)               222,650      14,786    6.6         219,520      14,669    6.7       214,009      14,941    7.0
                              --------------------------------   --------------------------------   ------------------------------
Mortgage-backed
  securities                        ----        ----   ----           7,246         740   10.2        21,464       2,329   10.9
                              --------------------------------   --------------------------------   ------------------------------

Loans:
  Commercial and
    industrial (1)               248,544      25,706   10.3         212,147      18,878    8.9       191,732      15,642    8.2
  Real estate                    305,822      23,777    7.8         295,559      20,415    6.9       272,421      19,734    7.2
  Home equity                    119,013      11,475    9.6         116,827       8,818    7.5       120,660       8,543    7.1
  Installment                     36,399       3,516    9.7          33,342       2,656    8.0        38,483       2,848    7.4
  Visa and other                  26,619       3,238   12.2          25,662       3,148   12.3        27,990       3,709   13.3
                              --------------------------------   --------------------------------   ------------------------------
    Total loans (1)              736,397      67,712    9.2         683,537      53,915    7.9       651,286      50,476    7.8
                              --------------------------------   --------------------------------   ------------------------------
    Total interest-bearing
      assets (1)                 993,596     $84,454    8.5%        928,674     $70,100    7.5%      898,556     $68,102    7.6%

Cash and due from banks           35,666                             37,428                           39,203
Premises and equipment, net       27,849                             25,554                           25,751
Other real estate                  7,993                              6,873                            6,623
Allowance for loan losses         (8,909)                            (7,907)                          (7,876)
Accrued interest and
  other assets (2)                12,683                             22,519                           26,310
                              ------------                       ------------                       ------------
    Total assets              $1,068,878                         $1,013,141                         $988,567
                              ------------                       ------------                       ------------
                              ------------                       ------------                       ------------

(1) Interest income and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35%.
(2) The average balances of nonaccrual loans are included in accrued interest and other assets.

                    DISTRIBUTION OF ASSETS AND NET INTEREST INCOME
                  AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS
                                     (UNAUDITED)
                                     (CONTINUED)
                                (Dollars in thousands)

                                                                   Years Ended December 31,
                            -----------------------------------------------------------------------------------------------------
                                            1995                               1994                             1993
                              --------------------------------   --------------------------------   ------------------------------
                                 Average                            Average                          Average
                                 Balance     Interest    Rate       Balance     Interest    Rate     Balance     Interest    Rate
                              --------------------------------   --------------------------------   ------------------------------
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing deposits:
   NOW accounts and
      savings deposits           $498,191    $16,893    3.4%        $486,863    $12,660    2.6%      $469,641    $10,806    2.3%
Time deposits:
   Less than $100,000             308,039     17,248    5.6          275,693     12,645    4.6        282,884     13,692    4.8
   $100,000 and greater            49,427      2,847    5.8           37,849      1,788    4.7         26,821      1,334    5.0
                              --------------------------------   --------------------------------   ------------------------------
      Total interest-
         bearing deposits         855,657     36,988    4.3          800,405     27,093    3.4        779,346     25,832    3.3

Federal funds purchased             3,216        189    5.9            3,526        158    4.5          4,097        126    3.1

Deferred compensation               1,318         81    6.1            1,077         35    3.3            871         26    3.0
Real Estate Mortgage
   Investment Conduit                ----       ----   ----              579         18    3.1          8,159        288    3.5
Note payable                         ----       ----   ----             ----       ----   ----            422         27    6.4
FHLB advances                       2,071        156    7.5            2,558        126    4.9          5,297        174    3.3
Subordinated convertible
   capital notes                     ----       ----   ----               10          1    6.5          4,223        255    6.0
                              --------------------------------   --------------------------------   ------------------------------
      Total interest-bearing
         liabilities              862,262     37,414    4.3          808,155     27,431    3.4        802,415     26,728    3.3
                                           -------------------                -------------------              -------------------

Demand deposits                   100,269                             96,428                           91,529
Other liabilities                   2,535                             10,564                            5,352
Shareholders' equity              103,812                             97,994                           89,271
                              ------------                       ------------                       ------------
      Total liabilities and
         shareholders' equity  $1,068,878                         $1,013,141                         $988,567
                              ------------                       ------------                       ------------
                              ------------                       ------------                       ------------

   Net interest income                       $47,040                            $42,669                          $41,374
                                             ---------                          ---------                        ---------
                                             ---------                          ---------                        ---------
   Net interest margin                                  4.4%                               4.2%                             4.2%
                                                        ------                             ------                           ------
                                                        ------                             ------                           ------
   Net yield on interest
      earning assets                                    4.7%                               4.6%                             4.6%
                                                        ------                             ------                           ------
                                                        ------                             ------                           ------

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                              AND RESULTS OF OPERATIONS


The following discussion and analysis provides information regarding the Company's financial condition as of December 31, 1995 and 1994 and results of operations for the years ended December 31, 1995, 1994 and 1993. The discussion and analysis should be read in conjunction with the financial statements, notes and tables included elsewhere in this annual report. The financial information provided below may be rounded to the nearest decimal in order to simplify the presentation of management's discussion and analysis. However, the ratios and percentages provided below are calculated (adjusted for rounding) using the detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

BALANCE SHEET ANALYSIS

TOTAL CONSOLIDATED ASSETS. Total consolidated assets of the Company increased $112.8 million (10.8%) to $1,154.3 million at December 31, 1995 from $1,041.5 million at December 31, 1994. Increases in total loans along with federal funds sold were the largest components of this increase.

CASH AND CASH EQUIVALENTS. The Company's cash and cash equivalents increased $38.3 million (76.5%) to $88.3 million at December 31, 1995 from $50.0 million at December 31, 1994. This resulted mainly from the Company's increased holdings in federal funds sold which increased $36.2 million to $38.1 million as of December 31, 1995 from $1.9 million as of December 31, 1994. The Company took advantage of the higher yields available on federal funds sold compared to short term investments.

INVESTMENT SECURITIES. Aggregate holdings in investment securities increased $24.6 million (10.9%) to $250.6 million at December 31, 1995 from $226.0 million at December 31, 1994. The Company's objectives in managing the securities portfolio are driven by the dynamics of the entire balance sheet and general economic conditions including the interest rate environment. The increase in the portfolio is primarily attributable to a high growth rate in deposits which resulted in additional funds available for investing purposes. The Company will continue to seek high quality securities for the investment portfolio and remain conservative in its management.

As of December 31, 1995, the Company's only investment securities that exceeded ten percent of its shareholders' equity were debt securities issued by Lehman Brothers Inc., the amortized cost and fair value of which were $11.3 million and $11.6 million, respectively.

LOANS. Total loans outstanding increased $51.9 million (7.2%) to $769.6 million at December 31, 1995 from $717.7 million at December 31, 1994. This increase was primarily due to the growth in the Company's commercial loan portfolio. Specifically, commercial loans increased $44.1 million to $201.0 million at December 31, 1995 from $156.9 million at December 31, 1994. Construction loans increased $8.8 million to $81.8 million at December 31, 1995 from $73.0 million at December 31, 1994. Installment loans increased $4.5 million to $38.0 million at December 31, 1995 from $33.5 million at December 31, 1994. These increases in loans primarily resulted from increased loan demand due to the stabilization of short-term interest rates, decreases in long-term interest rates and promotional efforts. The Company will attempt to remain competitive in its market by offering competitive rates on its loan products. The Company will promote its loan products when appropriate. However, management will not compromise its credit evaluation standards or its net interest margin to attract new business.

ALLOWANCE FOR LOAN LOSSES AND ASSET QUALITY. Management attempts to maintain the allowance for loan losses at a level adequate to absorb anticipated loan losses. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. In determining a proper level of the allowance, management evaluates the adequacy of the allowance based on past loan loss experience, known and inherent risks in the loan portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral and current and prospective economic conditions. The allowance for loan losses increased $.5 million (5.4%) to $8.9 million at December 31, 1995 from $8.4 million at December 31, 1994. The ratio of the allowance for loan losses to total loans outstanding remained stable at 1.16% at December 31, 1995 compared to 1.18% at December 31, 1994. As of December 31, 1995, the total nonperforming loans to net loans was 1.6% compared to .7% at December 31, 1994. This increase was principally due to the classification of one $8.0 million commercial loan as nonperforming. Although the loan matured in March 1995, interest payments on this loan were current as of December 31, 1995. The borrower, a health care provider, is presently under Chapter 11 bankruptcy protection. The Company and certain other secured creditors have proposed a plan of reorganization which would reorganize the borrower and appoint new management. Pending the resolution in the bankruptcy proceedings, the Company and certain other secured creditors continue to receive interest payments. Management will continue to monitor this loan closely and will take additional action, if appropriate.

The following table is an analysis of the Company's nonperforming loans for December 31, 1995 and 1994 (dollars in thousands):


                                        1995        1994         Dollar Change
                                    ----------    ---------      -------------
Nonaccrual loans                         $488        $279               $209
Accruing loans 90 days past due        11,405       4,448              6,957
                                    ----------    ---------      -------------
Total nonperforming loans             $11,893      $4,727             $7,166
                                    ----------    ---------      -------------
                                    ----------    ---------      -------------
Nonperforming loans as a percent
 of net loans                             1.6%         .7%               ----
Other real estate                      $8,317     $10,458            ($2,141)
                                    ----------    ---------      -------------
                                    ----------    ---------      -------------


OTHER REAL ESTATE. During 1995, other real estate decreased $2.2 million (20.4%) to $8.3 million at December 31, 1995 from $10.5 million at December 31, 1994. This decrease was principally due to the sale of properties with an aggregate carrying value of $2.3 million. In addition, the Company recognized a $1.5 million write-down related to a property held as other real estate. These decreases were partially offset by additions of properties with an aggregate carrying value of $1.7 million. Management continues its efforts to reduce its holdings of other real estate.

DEPOSITS. Total deposits increased $106.5 million (11.5%) to $1,029.8 million at December 31, 1995 from $923.3 million at December 31, 1994. The increase was the result of successful marketing efforts and the establishment of four new locations. The proceeds from the increases in deposits were used to meet loan demand and to make investments in federal funds sold.

Year-end balances in the Company's major categories of deposits are summarized in the following table (dollars in thousands):

                                  December 31,        Dollar          Percent
                         ------------------------
                             1995           1994      Change          Change
                         -----------   ----------   -----------    -------------
Demand and other
 noninterest-bearing       $104,821      $100,771       $4,050          4.0%
NOW accounts                191,626       179,025       12,601          7.0
Money market savings        340,714       317,379       23,335          7.4
Time, $100,000 and over      68,063        47,693       20,370         42.7
Time, other                 324,565       278,389       46,176         16.6
                         -----------   ----------   -----------    -------------
   Total                 $1,029,789      $923,257     $106,532         11.5%
                         -----------   ----------   -----------    -------------
                         -----------   ----------   -----------    -------------

The Company attempts to remain highly competitive in its market by offering competitive rates on its savings and certificate of deposit products. Although the Company promotes its deposit products when appropriate, management does not intend to compromise its net interest margin to attract deposits.

CAPITAL RESOURCES

Shareholders' equity increased $12.2 million (12.4%) to approximately $110.2 million at December 31, 1995 from $98.0 million at December 31, 1994. This increase was the direct result of the net retention of 1995 earnings of $7.0 million in addition to the change in the unrealized gain on securities available for sale of $5.2 million (net of taxes).

Management has been advised that as of December 31, 1995 and 1994, each of the Subsidiaries qualified as a "well-capitalized" institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991 as amended.

LIQUIDITY

Effective liquidity management allows a banking institution to accommodate the changing net funds flow requirements of customers who may deposit or withdraw funds, or modify their credit requirements. One of the principal obligations of the banking system, and individual banks, is to provide for the withdrawal of funds by depositors and the credit demands of customers. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity, maturity schedules of earning assets and supporting liabilities. Appropriate responses to changes in these conditions preserve customer confidence in the ability of the Company to continually meet the deposit withdrawal and credit requirements of its customers.

Generally, the Company uses cash and cash equivalents to meet its liquidity needs. Additional liquidity is provided by maintaining assets which mature within a short time-frame or which may be quickly converted to cash without significant loss. These assets include interest-bearing deposits in financial institutions and the FHLB, federal funds sold and investment securities available for sale. As of December 31, 1995 and 1994, liquid assets represented 19.3% and 16.1% of total assets, respectively.

During 1995, the Company's cash and cash equivalents increased approximately $38.3 million. Operating activities caused an increase to cash and cash equivalents of approximately $24.7 million from the prior year. Investing activities caused a decrease of approximately $76.6 million while financing activities resulted in an increase of approximately $90.2 million.

INCOME STATEMENT ANALYSIS -- 1995 COMPARED TO 1994

GENERAL. The Company's 1995 net income of $13.5 million represented an increase of $.5 million (3.8%) from 1994 net income of $13.0 million. This increase was primarily due to a $4.4 million improvement in net interest income on a fully tax equivalent basis and reductions of $.4 million and $.7 million in the provision for loan losses and income tax expense, respectively. Offsetting a portion of the rise in net income was a decrease in total other operating income of $1.9 million and an increase in total other operating expense of $3.0 million.

NET INTEREST INCOME. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest-bearing liabilities. As such, net interest income is affected by changes in the volume and yields on earning assets and the volume and rates paid on interest-bearing liabilities. Interest-earning assets consist of loans, deposits in financial institutions, deposits in the FHLB, federal funds sold and securities. Interest-bearing liabilities primarily consist of deposits, federal funds purchased and FHLB advances. Net interest margin is the ratio of tax equivalent net interest income to average earning assets. Total interest income, on a tax equivalent basis, increased $14.4 million (20.5%) to $84.5 million at December 31, 1995 from $70.1 million at December 31, 1994. Of this increase, $5.0 million was due to average balance changes while $9.4 million was due to interest rate changes. The Company's average interest-earning assets grew $64.9 million (7.0%) to $993.6 million at December 31, 1995 from $928.7 million at December 31, 1994. Yields on total interest-earning assets increased primarily due to increases in average interest rates on the loan portfolio as the Company's average prime rate increased to 8.8% for 1995 from 7.2% for 1994. Average rates on the securities portfolio remained level as the Company sought to minimize credit risk to the portfolio while achieving an acceptable rate of return. Additionally, the Company took advantage of higher yields on federal funds sold during 1995.

Total interest expense increased $10.0 million (36.4%) to $37.4 million at December 31, 1995 from $27.4 million at December 31, 1994. Of this increase, $2.8 million was due to average balance increases while $7.2 million was due to increases in interest rates. Average interest-bearing liabilities increased $54.1 million (6.7%) to $862.3 million at December 31, 1995 from $808.2 million at December 31, 1994 due to customers taking advantage of the availability of higher rates on deposit products.

The following table reflects the impact of changes in volume and interest rates on interest-earning assets and interest-bearing liabilities for each of the two years ended December 31, 1995 and 1994 (dollars in thousands):



                                                 December 31, 1995                            December 31, 1994
                                                 compared to 1994                              compared to 1993
                                                  Change due to:                                Change due to:
                                      Volume           Rate          Total         Volume           Rate          Total
                                     ----------       --------      ---------     ----------       --------      ---------


INTEREST INCOME
  Interest-earning deposits in
    financial institutions             ($23)            ($3)          ($26)          ($40)           $31            ($9)
  Federal funds sold                    940             266          1,206            302            127            429
  Investment securities                 (80)            197            117           (152)          (120)          (272)
  Mortgage-backed securities           (740)            ---           (740)        (1,452)          (137)        (1,589)
  Loans                               4,861           8,936         13,797          2,544            895          3,439
                                     ----------       --------      ---------     ----------       --------      ---------
      Total interest income           4,958           9,396         14,354          1,202            796          1,998
                                     ----------       --------      ---------     ----------       --------      ---------

INTEREST EXPENSE
  Interest-bearing deposits           2,862           7,033          9,895            639            622          1,261
  Borrowed funds                        (40)            128             88           (674)           116           (558)
                                     ----------       --------      ---------     ----------       --------      ---------
      Total interest expense          2,822           7,161          9,983            (35)           738            703
                                     ----------       --------      ---------     ----------       --------      ---------
      Net interest income            $2,136          $2,235         $4,371         $1,237            $58         $1,295
                                     ----------       --------      ---------     ----------       --------      ---------
                                     ----------       --------      ---------     ----------       --------      ---------




PROVISION FOR LOAN LOSSES. The provision for loan losses decreased $.4 million (16.5%) to $1.8 million in 1995 compared to $2.2 million in 1994. The lower provision was the result of management's determination that the allowance for loan losses was adequate and general economic conditions in the Company's primary market. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this report.

OTHER OPERATING INCOME. During 1995, other operating income decreased $1.9 million (19.2%) to $7.8 million in 1995 compared to $9.7 million in 1994. This decrease was primarily attributable to the $1.5 million net realized gain on sales of securities available for sale during 1994. The 1994 income was principally due to the liquidation of the mortgage-backed securities portfolio. The Company also recognized a $.4 million gain on sale of other real estate during 1994.

OTHER OPERATING EXPENSE. Other operating expense increased $3.0 million (11.1%) to $30.2 million in 1995 from $27.2 million in 1994. Salary and employee benefits increased $.4 million primarily due to expenses relating to the opening of new facilities. Other real estate expense increased $2.7 million during this same period. This increase reflects a $1.5 million write-down of a property classified as other real estate during 1995. In addition, the Company incurred approximately $1.1 million in expenses related to this property during the year ended December 31, 1995. The Company intends to continue its efforts to sell this property. FDIC insurance premiums declined $.8 million (39.3%) to $1.2 million at December 31, 1995 from $2.0 million at December 31, 1994. This occurred due to the receipt by the Company's bank subsidiaries of reimbursement credits of approximately $.5 million as a result of being well-capitalized institutions and the over-funding of the insurance reserve of the Bank Insurance Fund of the FDIC and reduced FDIC insurance premiums. Occupancy expense and furniture and equipment expense increased $.5 million and $.2 million, respectively, for the year ended December 31, 1995. These increases were primarily due to expenses incurred with the opening and operation of new facilities.

INCOME TAXES. Income tax expense declined $.7 million (7.6%) to $8.3 million in 1995 from $9.0 million in 1994. The lower income tax expense in 1995 was due to a reduction in the amounts provided for potential adjustments to prior years' income tax returns.

RETURN ON AVERAGE TOTAL ASSETS. Return on average total assets was 1.27% for 1995 and 1.29% for 1994 as net income and average total assets grew. The Company has consistently achieved at least a 1.0% annual return on average total assets, which is considered an industry benchmark.

INCOME STATEMENT ANALYSIS -- 1994 COMPARED TO 1993

GENERAL. The Company's 1994 net income of $13.0 million represented an increase of $1.2 million (10.2%) from 1993 net income of $11.8 million. This increase was primarily due to a $1.3 million improvement in net interest income on a fully tax equivalent basis and a $3.1 million reduction in the provision for loan losses. Offsetting a portion of the rise in net income was an increase in income tax expense of $1.9 million.

NET INTEREST INCOME. Net interest income is the primary source of income for the Company. Total interest income, on a tax equivalent basis, increased $2.0 million (2.9%) to $70.1 million at December 31, 1994 from $68.1 million at December 31, 1993. Of this increase, $1.2 million was due to average balance changes while $.8 million was due to increases in interest rates. The Company's average interest-earning assets grew $30.1 million (3.4%) to $928.7 million at December 31, 1994 from $898.6 million at December 31, 1993. Yields on total interest-earning assets declined marginally due to the decrease in average interest rates on the securities portfolio. The average interest rate on the securities portfolio declined primarily due to the reinvestment of proceeds from maturing and sold securities into lower yielding securities. On the other hand, the average interest rates earned on the loan portfolio increased due to increases in the prime rate. The yield on the real estate loan portfolio declined due to refinancings of mortgages at lower rates. Consequently, even though the Company has a significant ARM portfolio, increased interest rates did not raise the overall yield on the real estate loan portfolio to the levels during 1993. The home equity loan portfolio experienced increased rates of return, primarily due to rate adjustments tied to increases in the prime rate that occurred during 1994.

Total interest expense increased $.7 million (2.6%) to $27.4 million at December 31, 1994 from $26.7 million at December 31, 1993 due primarily to changes in average interest rates.

Average interest-bearing liabilities increased $5.8 million (.7%) to $808.2 million at December 31, 1994 from $802.4 million at December 31, 1993. This increase primarily was due to increases in average balances and rates of total interest-earning deposits, which occurred as a result of increases in interest rates. Average balances and rates grew for borrowed funds due to increases in FHLB advances and general economic conditions.

PROVISION FOR LOAN LOSSES. The provision for loan losses decreased $3.1 million (58.5%) to $2.2 million in 1994 compared to $5.3 million in 1993. The Company had a lower provision primarily due to significantly fewer loan charge-offs during 1994 compared to 1993, along with a general improvement in the credit quality of its loan portfolio.

OTHER OPERATING INCOME. During 1994, other operating income decreased $.4 million (3.7%) to $9.7 million in 1994 compared to $10.1 million in 1993. This decrease was primarily attributable to a $1.2 million decrease in gains on sales of loans to $.2 million in 1994 from $1.4 million in 1993 and a $.5 million decrease in mortgage fee related income. Partially offsetting these decreases to other income was $1.5 million in realized gain on sales of securities available for sale principally due to the liquidation of the mortgage-backed securities portfolio.

OTHER OPERATING EXPENSE. Other operating expense increased $.3 million (1.1%) to $27.2 million in 1994 from $26.9 million in 1993. Salaries and employee benefits increased slightly to $12.9 million in 1994 from $12.6 million in 1993, primarily due to the Company opening new facilities over the past year. FDIC insurance premiums increased to $2.0 million in 1994 from $1.7 million in 1993, due to an increase in the deposit base. Additionally during 1993, WSB Aurora received a one-time credit from the FDIC. Other real estate expense increased by $.8 million in 1994 due to increased expenses relating to properties held in other real estate. Other expenses decreased by $1.3 million to $5.1 million in 1994 from $6.4 million in 1993.

INCOME TAXES.   Income tax expense increased $1.9 million (27.2%) to $8.9
million in 1994 from $7.0 million in 1993 due principally to higher taxable income.

During 1993, President Clinton signed into law the Revenue Reconciliation Act of 1993. Management believes that this legislation has had and will continue to have minimal effect on the Company. Other than raising the 1993 federal tax rate for corporate taxable income over $10 million to 35% from 34% and eliminating the adjusted current earnings depreciation adjustment for property placed in service after December 31, 1993, there were few changes affecting corporate taxpayers like the Company in the legislation.

RETURN ON AVERAGE TOTAL ASSETS.   Return on average total assets was 1.29% for
1994 and 1.20% for 1993 as net income and average total assets grew.

IMPACT OF NEW ACCOUNTING STANDARDS

In March 1995, FASB issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires that long-lived assets and certain identifiable intangibles that are used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets might not be recoverable. SFAS 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995. Management believes that the adoption of SFAS 121 will not have a material impact on the Company's financial condition or results of operations.

In May 1995, FASB issued SFAS 122, "Accounting for Mortgage Servicing Rights", which requires certain accounting for mortgage servicing rights and the valuation and recognition of impairment of mortgage servicing rights. SFAS 122 is effective for the fiscal years beginning after December 15, 1995. Management has not determined the impact of the adoption of SFAS 122 on the Company's financial condition or results of operations.

In October 1995, FASB issued SFAS 123, "Accounting for Stock-Based Compensation", which provides an alternative method for accounting for stock-based compensation and requires certain disclosures regarding the fair value of stock-based compensation and the assumptions used to determine such. As the Company does not have a stock-based compensation plan, SFAS 123 is not applicable.

INTEREST RATE SENSITIVITY

The Company attempts to maintain a conservative posture with regard to interest rate risk by actively managing its asset/liability gap position and constantly monitoring the direction and magnitude of gaps and risk. The Company attempts to moderate the effects of changes in interest rates by adjusting its asset and liability mix to achieve desired relationships between rate sensitive assets and rate sensitive liabilities. Rate sensitive assets and liabilities are those instruments that reprice within a given time period. An asset or liability reprices when its interest rate is subject to change or upon maturity.

Movements in general market interest rates are a key element in changes in the net interest margin. The Company's policy is to manage its balance sheet so that fluctuations in net interest margin are minimized regardless of the level of interest rates, although the net interest margin does vary somewhat due to management's response to increasing competition from other financial institutions.

Listed below are the balances in the major categories of rate sensitive assets and liabilities that are subject to repricing as of December 31, 1995 (dollars in thousands):


                                                                    Over
                                                                    Three        Over One
                                                   Three          Months to       Year to         Over
                                                   Months           Twelve         Five           Five
                                                   or Less          Months         Years          Years         Total
                                                  ----------------------------------------------------------------------


Rate sensitive assets:
  Interest-bearing deposits in financial
     institutions                                      $141          $----          $----          $----           $141
  Federal funds sold                                 38,110           ----           ----           ----         38,110
  Investment securities                               5,861         60,547        146,160         37,988        250,556
  Loans                                             270,853        378,732            482        119,033        769,100
                                                  ---------       --------       --------       --------     ----------
    Total                                          $314,965       $439,279       $146,642       $157,021     $1,057,907
                                                  ---------       --------       --------       --------     ----------
                                                  ---------       --------       --------       --------     ----------
Rate sensitive liabilities:
  Money market savings                             $340,714          $----          $----          $----       $340,714
  NOW accounts                                      191,626           ----           ----           ----        191,626
  Time deposits:
    Less than $100,000                               93,815        134,835         95,915           ----        324,565
    $100,000 and over                                42,605         12,673           ----         12,785         68,063
                                                  ---------       --------       --------       --------     ----------
    Total                                          $668,760       $147,508        $95,915        $12,785       $924,968
                                                  ---------       --------       --------       --------     ----------
                                                  ---------       --------       --------       --------     ----------

Interest sensitivity gap                          ($353,795)      $291,771        $50,727       $144,236       $132,939
Cumulative interest sensitivity gap                (353,795)       (62,024)       (11,297)       132,939
Cumulative net interest-earning assets
   as a percentage of net interest-
   bearing liabilities                                 47.1%          92.4%          98.8%         114.4%

Cumulative interest sensitivity gap as a
  percentage of total assets                          (30.6)          (5.4)          (1.0)          11.5




The above table does not necessarily indicate the future impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur. The consolidated interest rate sensitivity position of the Company within the one year window at December 31, 1995 reflects cumulative net interest-earning assets compared to cumulative net interest-bearing liabilities of 92.4% and cumulative net interest-earning assets that reprice or mature within one year compared to similarly sensitive liabilities of negative 5.4%. The percentage indicated for the cumulative net interest-earning assets as a percentage of net interest-bearing liabilities is within the Company's target range of acceptable gap values for the three-month to twelve-month time frame.

EFFECTS OF INFLATION

Unlike industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or experience the same magnitude of change as goods and services, since such prices are affected by inflation. In the current economic environment, liquidity and interest rate adjustments are features of the Company's assets and liabilities which are important to the maintenance of acceptable performance levels. The Company attempts to maintain a balance between monetary assets and monetary labilities, over time, to offset these potential effects.

- ------------------------------------------------------------------------------

                                     [WSB LOGO]

- ------------------------------------------------------------------------------

                                 BOARDS OF DIRECTORS

WEST SUBURBAN BANCORP, INC.
Kevin J. Acker                         Chairman of the Board
John A. Clark                          President and CEO
David Bell                             Certified Public Accountant
Charles P. Howard                      Business Operations Director, Inner City
                                        Impact
Peggy P. LoCicero                      Former Banker

WEST SUBURBAN BANK
Keith W. Acker                         President and Chairman of the Board
David Bell                             Certified Public Accountant
John A. Clark                          Executive Vice President
Richard Hill Lauber                    J & E Duff, Inc.
Peggy P. LoCicero                      Former Banker
James Bell                             Director Emeritus

WEST SUBURBAN BANK OF DOWNERS GROVE/LOMBARD
Craig R. Acker                         President and Chairman of the Board
Eileen V. Abbamonte                    Former Banker
Jeffrey J. Bell                        Member Board of Directors, Lexington
                                        Health Care & Retirement Communities
Duane G. Debs                          Vice President and Comptroller
Randall Patterson                      Senior Systems Analyst
George Hazdra                          Director Emeritus
Harry Kuhn                             Director Emeritus

WEST SUBURBAN BANK OF DARIEN
Alana S. Acker                         President and Chairman of the Board
F. Willis Caruso                       Attorney
Richard P. McCarthy                    Vice President, Macom Corporation
Thomas Patterson                       Contractor
Gregory M. Ruffolo                     Executive Vice President

WEST SUBURBAN BANK OF CAROL STREAM/STRATFORD SQUARE
Paul J. Lehman                         Chairman of the Board; President, Macom
                                        Corporation
Kevin J. Acker                         President
Earl K. Harbaugh                       President, Ditch Witch of Illinois
Brian Howard                           President, Howard Concrete
Ronald Kuhn                            Contractor
Walter Myers                           President, Terrace Supply
John G. Williams                       Vice President, Bracing Systems

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

                                       OFFICERS


WEST SUBURBAN BANCORP, INC.
Kevin J. Acker                         Chairman of the Board
John A. Clark                          President and CEO
Keith W. Acker                         Vice President, Chief Operations Officer
Duane G. Debs                          Vice President, CFO, Secretary to the
                                        Board and Treasurer
David J. Mulkerin                      Chief Compliance Officer
George Ranstead                        Assistant Secretary to the Board and
                                        Assistant Treasurer
Allison J. Triplett                    Auditor

WEST SUBURBAN BANK
Keith W. Acker                         President and Data Processing Manager
John A. Clark                          Executive Vice President
Michael P. Brosnahan                   Senior Vice President and CRA Officer
Raymond P. Rynne                       Senior Vice President, Business
                                        Administration
Craig R. Acker                         Vice President, Operations and Trust
                                        Officer
Danielle Budig                         Vice President, Operations
Duane G. Debs                          Vice President and Comptroller
Edward J. Garvey                       Vice President, Facility Management
Pamela N. Greening                     Vice President, Director of Human
                                        Resources
Daniel Hunt                            Vice President, Business Services
Steven A. Jennrich                     Vice President, Data Processing
John A. Machonga                       Vice President, Investments
David S. Orr                           Vice President, Loans
George Ranstead                        Vice President, Cashier and Secretary to
                                        the Board
Gregory M. Ruffolo                     Vice President, Loans
Allison J. Triplett                    Vice President, Loss Prevention Officer
                                        and Auditor
Jaqueline R. Weigand                   Vice President, Operations and VISA
Marcia K. Worobec                      Vice President, Facility Manager -
                                        Westmore
Gregory L. Young                       Vice President, Loans
Margaret M. Zatarski                   Vice President, Facilities Director
Michael Abbatacola                     Assistant Vice President, Financial
                                        Services
Louis Amador                           Assistant Vice President, Operations
Michelle M. Bozzi                      Assistant Vice President, Facility
                                        Manager - Westmont
Jill Davenport                         Assistant Vice President, Operations
Marie V. Dunk                          Assistant Vice President, Personnel
                                        Director
Gail Michalek                          Assistant Vice President
Kim Neitzel                            Assistant Vice President, Facility
                                        Manager - Bolingbrook West
Helen Schmitt                          Assistant Vice President, Purchasing
Joanne T. Tosch                        Assistant Vice President, Director of
                                        Employee Development
Judith C. Tomasek                      Assistant Vice President
Joyce Dudek                            Facility Manager - President Street
Derek Gubala                           Facility Manager - Wheaton
Marlene A. Johnson                     Facility Manager - Oakbrook Terrace
Mark Mascarella                        Facility Manager - Villa Park
Gwen B. O'Loughlin                     Facility Manager - North Main
Eileen Abbamonte                       Trust Officer
Mary K. DiMarco                        Compliance Coordinator
Patricia L. Fleischman                 Trust Officer
Patricia D. Haesly                     Loan Officer and Compliance Coordinator
Debra H. Kolze                         Commercial Loan Operations Manager
Cynthia A. Meredith                    Home Equity Loan Operations Manager
David J. Mulkerin                      Compliance Officer
Joanne Vokurka                         Assistant Trust Officer
David Wanek                            Loan Officer

WEST SUBURBAN BANK OF DOWNERS GROVE/LOMBARD
Craig R. Acker                         President
Raymond P. Rynne                       Senior Vice President, Business
                                        Administration
Beverly J. Viscariello                 Vice President, Facility Manager -
                                        Finley Road, Cashier and Secretary to
                                        the Board
Michael P. Brosnahan                   Vice President and CRA Officer
John A. Clark                          Vice President, Loans
Duane G. Debs                          Vice President and Comptroller
Edward J. Garvey                       Vice President, Facility Management
John A. Machonga                       Vice President, Investments
David S. Orr                           Vice President, Loans
George Ranstead                        Vice President and Assistant Comptroller
Allison J. Triplett                    Vice President, Loss Prevention Officer
                                        and Auditor
Gregory L. Young                       Vice President, Loans
Michael Abbatacola                     Assistant Vice President, Financial
                                        Services
Jill Castillo                          Assistant Vice President
Norine LaPrall                         Assistant Vice President
Kay J. Piotrowski                      Assistant Vice President, Facility
                                        Manager - Warrenville
Nelda D. Walters                       Assistant Vice President, Facility
                                        Manager - South Main, Compliance
                                        Coordinator
Cynthia A. Meredith                    Home Equity Loan Operations Manager
David J. Mulkerin                      Compliance Officer
David Wanek                            Loan Officer

WEST SUBURBAN BANK OF DARIEN
Alana S. Acker                         President
Gregory M. Ruffolo                     Executive Vice President and Secretary
                                        to the Board
Raymond P. Rynne                       Senior Vice President, Business
                                        Administration
Rose Marie Little                      Vice President, Facility Manager - Cass
                                        Ave. and Cashier
Michael P. Brosnahan                   Vice President and CRA Officer
William Cahill                         Vice President, Business Services
John A. Clark                          Vice President, Loans
Duane G. Debs                          Vice President and Comptroller
Edward J. Garvey                       Vice President, Facility Management
John A. Machonga                       Vice President, Investments
George Ranstead                        Vice President and Assistant Comptroller
Allison J. Triplett                    Vice President, Loss Prevention Officer
                                        and Auditor
Michael Abbatacola                     Assistant Vice President, Financial
                                        Services
Grace Badocha                          Assistant Vice President
Michelle M. Bozzi                      Assistant Vice President
Kevin Denny                            Assistant Vice President
Kathleen Heckman                       Assistant Vice President
Terry L. Leitner                       Assistant Vice President, Facility
                                        Manager - 75th Street
Sue Nuestrom                           Assistant Vice President, Facility
                                        Manager - Bolingbrook
Chris Pawlak                           Assistant Vice President
Cynthia A. Meredith                    Home Equity Loan Operations Manager
David J. Mulkerin                      Compliance Officer
Penny S. Skogh                         Compliance Coordinator

WEST SUBURBAN BANK OF CAROL STREAM/STRATFORD SQUARE
Kevin J. Acker                         President
Raymond P. Rynne                       Senior Vice President, Business
                                        Administration
Margaret M. Zatarski                   Vice President, Cashier and Secretary to
                                        the Board
Michael P. Brosnahan                   Vice President and CRA Officer
Stanley C. Celner, Jr.                 Vice President, Loans
John A. Clark                          Vice President, Loans
Duane G. Debs                          Vice President and Comptroller
Edward J. Garvey                       Vice President, Facility Management
John A. Machonga                       Vice President, Investments
George Ranstead                        Vice President and Assistant Comptroller
Allison J. Triplett                    Vice President, Loss Prevention Officer
                                        and Auditor
Michael Abbatacola                     Assistant Vice President, Financial
                                        Services
Robert L. Pauling                      Assistant Vice President, Loan Officer
Sharon Buck                            Assistant Vice President, Facility
                                        Manager - St. Charles
Sharon A. Fonte                        Assistant Vice President, Facility
                                        Manager - Glendale Heights
Linda M. Grube                         Assistant Vice President, Facility
                                        Manager - Fair Oaks
Roseann Hamilton                       Assistant Vice President, Facility
                                        Manager - Carol Stream
Rebecca McNeel                         Assistant Vice President
Pat Newton                             Assistant Vice President, Facility
                                        Manager - Bartlett
Donald E. Hayes                        Facility Manager - Stratford Square and
                                        Compliance Coordinator
Cynthia A. Meredith                    Home Equity Loan Operations Manager
David J. Mulkerin                      Compliance Officer

WEST SUBURBAN BANK OF AURORA, F.S.B.
Jacqueline R. Weigand                  President
John A. Clark                          Executive Vice President
Michael P. Brosnahan                   Senior Vice President and CRA Officer
Raymond P. Rynne                       Senior Vice President, Business
                                        Administration
Karin I. Choate                        Vice President, Loan Servicing
Duane G. Debs                          Vice President and Comptroller
Timothy P. Dineen                      Vice President, Loans
Edward J. Garvey                       Vice President, Facility Management
John A. Machonga                       Vice President, Investments
George Ranstead                        Vice President, Secretary to the Board
                                        and Treasurer
Allison J. Triplett                    Vice President, Loss Prevention Officer
                                        and Auditor
Michael Abbatacola                     Assistant Vice President, Financial
                                        Services
Amy L. Andrews                         Facility Manager - Montgomery
Kathleen Brockman                      Facility Manager - Lake Street
Cynthia Picton                         Facility Manager - Galena Blvd.
Susan Buchanan                         Compliance Coordinator
Tammy Hatcher                          Mortgage Operations Manager
Barbara Lacy                           Loan Officer
Cynthia A. Meredith                    Home Equity Loan Operations Manager
David J. Mulkerin                      Compliance Officer

WEST SUBURBAN BANK
- -West Suburban Bank: 711 S. Meyers Rd., Lombard, IL 60148 - (708) 629-4200
- -North Main Street Facility: 707 N. Main St., Lombard, IL 60148 - (708) 691-8558
- -Villa Park Facility: 29 E. St. Charles Rd., Villa Park, IL 60181 - (708) 832-8775
- -Oakbrook Terrace Facility: 17W754 22nd St., Oakbrook Terrace, IL 60181 - (708) 916-1195
- -Metra Main Facility: 100 S. Main St., Lombard, IL 60148 - (708) 268-9010
- -Wheaton ATM Facility: 210 W. Wesley St., Wheaton, IL 60187
- -President Street Facility: 879 Geneva Rd., Carol Stream, IL 60188 - (708) 752-1175
- -Bolingbrook West Facility: 1104 W. Boughton Rd., Bolingbrook, IL 60440 - (708) 378-9680
- -Danada Square Facility: 295 W. Loop Rd., Wheaton, IL 60187 - (708) 871-9890
- -Wheaton Facility: 221 S. West St., Wheaton, IL 60187 - (708) 221-8220
- -Westmont Facility: 6400 S. Cass Ave., Westmont, IL 60559 - (708) 963-2735
- -Naperville Facility: 2020 Feldott Ln., Naperville, IL 60540

WEST SUBURBAN BANK OF DOWNERS GROVE/LOMBARD
- -West Suburban Bank of Downers Grove/Lombard: 2800 S. Finley Rd., Downers Grove, IL 60515 - (708) 495-3600
- -S. Main Street Facility: 1122 S. Main St., Lombard, IL 60148 - (708) 495-3605
- -Warrenville Facility: 3S041 Rte. 59, Warrenville, IL 60555 - (708) 393-6060
- -Mr. Z's: 401 S. Main St., Lombard, IL 60148

WEST SUBURBAN BANK OF DARIEN
- -West Suburban Bank of Darien: 8001 S. Cass Ave., Darien, IL 60561 - (708) 852-6900
- -75th Street Facility: 1005 75th St., Darien, IL 60561 - (708) 852-9226
- -Bolingbrook Facility: 672 E. Boughton Rd., Bolingbrook, IL 60440 - (708) 972-9550

WEST SUBURBAN BANK OF CAROL STREAM/STRATFORD SQUARE
- -West Suburban Bank of Carol Stream/Stratford Square: 355 W. Army Trail Rd., Bloomingdale, IL 60108 - (708) 351-0600
- -Carol Stream Facility: 401 N. Gary Ave., Carol Stream, IL 60188 - (708) 690-8700
- -Fair Oaks Facility: 1380 Army Trail Rd., Carol Stream, IL 60188 - (708) 213-5920
- -Glendale Heights Facility: 1657 Bloomingdale Rd., Glendale Heights, IL 60139 -
(708) 690-8600
- -Bartlett Facility: 1061 W. Stearns Rd., Bartlett, IL 60103 - (708) 830-5330
- -St. Charles Facility: 315 S. Randall Rd., St. Charles, IL 60174 - (708) 377-6930

WEST SUBURBAN BANK OF AURORA, F.S.B.
- -West Suburban Bank - Aurora, F.S.B.: 101 N. Lake St., Aurora, IL 60507 - (708) 844-5200
- -Galena Facility: 2000 W. Galena Blvd., Aurora, IL 60507 - (708) 896-7000
- -Montgomery Facility: 1830 Douglas Rd., Montgomery, IL 60538 - (708) 844-5600

WS 24 ATMs are available at all of the above banking locations.

VISA HEADQUARTERS, 701 S. MEYERS RD., LOMBARD, IL 60148 - (708) 629-4200 FINANCIAL CENTER, 717 S. MEYERS RD., LOMBARD, IL 60148 - (708) 629-4200

NOTE: EFFECTIVE AUGUST 3, 1996, THE AREA CODE FOR ALL WEST SUBURBAN FACILITIES WILL BE 630


                             WEST SUBURBAN BANCORP, INC.
                                 711 S. MEYERS ROAD,
                                  LOMBARD, ILLINOIS

                         WHERE STRENGTH IS MATCHED BY SERVICE

- ------------------------------------------------------------------------------

                          [MAP OF WEST SUBURBAN LOCATIONS]

- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------

ANNUAL REPORT ON FORM 10-K
A copy of West Suburban Bancorp, Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge by writing:

Mr. John A. Clark, President and CEO
West Suburban Bancorp, Inc., 711 South Meyers Road, Lombard, Illinois 60148.

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 8, 1996 at 8:00 a.m. All shareholders are cordially invited to attend.

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

MEMBER FDIC

- ------------------------------------------------------------------------------