Form 10-K405, Exhibit 13
period 1996-12-31
WEST SUBURBAN BANCORP INC
filed 1997-03-31
CIK 805080

PROFILE

West Suburban Bancorp, Inc. (the "Parent"), a bank and thrift holding company, is the parent company of the following (the "Subsidiaries", and together with the Parent, the "Company" or "West Suburban"): West Suburban Bank, Lombard, Illinois; West Suburban Bank of Downers Grove/Lombard, Downers Grove, Illinois; West Suburban Bank of Darien, Darien, Illinois; West Suburban Bank of Carol Stream/Stratford Square, Bloomingdale, Illinois; and West Suburban Bank of Aurora, F.S.B., Aurora, Illinois ("WSB Aurora"). The Company had total consolidated assets at December 31, 1996 of approximately $1.24 billion.


                                         WEST SUBURBAN BANCORP, INC.
                                            FINANCIAL HIGHLIGHTS

                                                       Years Ended December 31,
                                           (Dollars in thousands, except per share data)
                                -----------------------------------------------------------------------
                                  1996            1995            1994            1993            1992
                                --------        --------        --------        --------        --------
   Net income                  $15,942         $13,525         $13,026         $11,824         $11,996
   Per share data
    Net income fully diluted     36.86           31.27           30.12           27.72           28.74
    Book value                  273.62          254.73          226.53          221.56          209.31
   Net loans                   784,242         760,687         709,205         694,301         652,007
   Total assets              1,235,604       1,154,349       1,041,495         999,878       1,000,200
   Deposits                  1,099,397       1,029,789         923,257         883,464         877,923
   Shareholders' equity        118,338         110,168          97,971          95,822          84,444




                                           TABLE OF CONTENTS
Profile........................................1     Distribution of Assets and Net Interest
Letter to Our Shareholders,                           Income and Average Rates
  Customers and Friends........................2      and Yields on a Tax Equivalent Basis..........24
Corporate Information..........................3     Management's Discussion
Business Review................................3      and Analysis of Financial
Selected Quarterly Financial Data..............3      Condition and Results of Operations...........26
Review of Operations...........................4     Boards of Directors............................35
Independent Auditors' Report...................5     Officers.......................................36
Consolidated Financial Statements..............6     Addresses of Locations.........................38
Notes to Consolidated Financial Statements....11     Map of Locations...............................39
Selected Financial Data.......................23     Shareholder Information........................40


THIS REPORT, INCLUDING THE CHAIRMAN'S LETTER, CONTAINS CERTAIN
FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE
SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED. THE COMPANY INTENDS SUCH FORWARD-LOOKING STATEMENTS TO BE COVERED BY THE SAFE HARBOR PROVISIONS FOR FORWARD-LOOKING STATEMENTS CONTAINED IN THE PRIVATE SECURITIES REFORM ACT OF 1995, AND IS INCLUDING THIS STATEMENT FOR PURPOSES OF INDICATING SUCH INTENT. FORWARD-LOOKING STATEMENTS WHICH ARE BASED ON CERTAIN ASSUMPTIONS AND
DESCRIBE FUTURE PLANS, STRATEGIES AND EXPECTATIONS OF THE COMPANY, ARE GENERALLY IDENTIFIABLE BY USE OF THE WORDS "BELIEVE", "EXPECT", "INTEND", "ANTICIPATE", "ESTIMATE", "PROJECT" OR SIMILAR EXPRESSIONS. THE COMPANY'S ABILITY TO PREDICT RESULTS OR THE ACTUAL EFFECT OF FUTURE PLANS OR STRATEGIES IS INHERENTLY UNCERTAIN. FACTORS WHICH COULD HAVE A MATERIAL ADVERSE AFFECT ON THE OPERATIONS AND FUTURE PROSPECTS OF THE PARENT AND THE SUBSIDIARIES INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN INTEREST RATES, GENERAL ECONOMIC CONDITIONS, LEGISLATIVE/REGULATORY CHANGES, MONETARY AND FISCAL POLICIES OF THE U.S. GOVERNMENT, INCLUDING POLICIES OF THE U.S. TREASURY AND THE FEDERAL RESERVE BOARD, THE QUALITY OR COMPOSITION OF THE LOAN OR INVESTMENT PORTFOLIOS, DEMAND FOR LOAN PRODUCTS, DEPOSIT FLOWS, COMPETITION, DEMAND FOR FINANCIAL SERVICES IN THE COMPANY'S MARKET AREA AND ACCOUNTING PRINCIPLES, POLICIES AND GUIDELINES. THESE RISKS AND UNCERTAINTIES SHOULD BE CONSIDERED
IN EVALUATING FORWARD-LOOKING STATEMENTS AND UNDUE RELIANCE SHOULD NOT BE PLACED ON SUCH STATEMENTS. FURTHER INFORMATION CONCERNING THE COMPANY AND ITS BUSINESS, INCLUDING ADDITIONAL FACTORS THAT COULD MATERIALLY AFFECT THE COMPANY'S FINANCIAL RESULTS, IS INCLUDED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS:


West Suburban looks forward to 1997 with great enthusiasm and pride as we celebrate our 35th anniversary. We hope that our shareholders, customers, and friends join in our excitement. As consolidation in the banking industry continues and community banks throughout our market area continue to be absorbed by larger institutions, West Suburban remains committed to maintaining its independence and to providing its customers with superior service, innovative products and local decision making.

While we are committed to maintaining many aspects of our organization and operations, as the banking industry changes, West Suburban continues to adapt in order to remain competitive. In this regard, we plan to consolidate our four banks and our thrift into one bank that will operate under the name "West Suburban Bank". This consolidation will create efficiencies which will allow us to continue to compete successfully with other financial institutions and will reduce certain regulatory burdens.

In 1996, our assets grew by $81.3 million (7.0%) from $1,154.3 million at year end 1995 to $1,235.6 million. Our net income increased by $2.4 million (17.9%) from $13.5 million for the year ended December 31, 1995 to $15.9 million in 1996. Our assets and net income both represent record levels. West Suburban increased its return on average assets in 1996 to 1.38% from 1.27% for the year ending December 31, 1995. During 1996, our per share book value increased by $18.89 (7.4%) to $273.62 from $254.73 at year end 1995 and the dividends paid to our shareholders increased to $15.75 from $14.75 in 1995. Additionally, in June of 1996, we opened our first banking facility in Naperville. We welcome Naperville into the communities that we serve.

We are proud of our many accomplishments during our first 35 years. We look forward to the challenges of offering innovative products and increased locations in the upcoming years as we hope to be your bank now and in the future.

While we are excited about the future, we would like to announce, with regret, the resignation of John A. Clark, President and Chief Executive Officer. John joined West Suburban in 1980. His efforts and leadership contributed in a significant manner to the growth and profitability of West Suburban. We thank John for his significant contributions and wish him well in his future endeavors.

As always, we appreciate your continued support and welcome your comments, criticisms and suggestions. We could not have achieved our accomplishments of the past 35 years without the support of our shareholders, customers, communities, friends and employees. Thank you everyone.

Sincerely,


Kevin J. Acker
Chairman of the Board

CORPORATE INFORMATION

The Company is a multi-bank and thrift holding company for four banks headquartered in DuPage County, Illinois and WSB Aurora, a federally charted thrift headquartered in Aurora, Illinois.

The Company has two classes of common stock issued and outstanding and, in accordance with the terms of its articles of incorporation and bylaws, the Company treats both classes equally for all purposes including book value and dividend purposes. The shares of the Company's common stock are not traded on any stock exchange or on the over-the-counter market. The Company's per share book value as of the end of the indicated periods and dividends declared for the last two years are set forth in the following table:

          YEAR          QUARTER         BOOK VALUE          DIVIDENDS DECLARED
          1996            4TH            $273.62                  $4.00
                          3RD             266.00                   4.00
                          2ND             265.31                   4.00
                          1ST             258.36                   4.00

          1995            4th            $254.73                  $3.75
                          3rd             246.47                   3.75
                          2nd             242.69                   3.75
                          1st             237.68                   3.75
BUSINESS REVIEW

The Subsidiaries ranged in size from total assets at December 31, 1996 of $148 million to $487 million. As of December 31, 1996, the Subsidiaries operated 32 facilities throughout DuPage, Kane, Kendall and Will Counties, with their business activities focusing primarily on the retail and commercial banking markets. The Company had a total of 533 full-time equivalent employees at December 31, 1996.

SELECTED QUARTERLY FINANCIAL DATA

                               FIRST        SECOND          THIRD        FOURTH
                              QUARTER       QUARTER        QUARTER       QUARTER
                                  (Dollars in thousands, except per share data)
      1996
INTEREST INCOME               $22,021       $21,378        $21,782       $23,377
NET INTEREST INCOME            12,774        12,480         12,193        12,752
PROVISION FOR LOAN LOSSES         458           338            388           321
OTHER OPERATING INCOME          2,276         3,187          2,155         2,278
OTHER OPERATING EXPENSE         7,674         6,982         11,616         7,878
NET INCOME                      4,583         5,274          1,640         4,445
NET INCOME PER SHARE            10.60         12.19           3.79         10.28


      1995
Interest income               $19,192       $21,020        $21,376       $21,840
Net interest income            10,969        11,466         11,598        11,981
Provision for loan losses         463           462            463           462
Other operating income          1,789         1,983          1,811         2,241
Other operating expense         7,322         7,180          8,122         7,568
Net income                      2,967         3,428          3,238         3,892
Net income per share             6.86          7.92           7.49          9.00

                                REVIEW OF OPERATIONS


In 1996, West Suburban was presented with a number of opportunities and challenges. We believe that our abundance of innovative products and quality services, as well as our commitment to profitable growth have allowed us to meet these challenges successfully. We continued to expand into new markets by opening our first facility in Naperville at 2020 Feldott Lane in June.

Over the past year, West Suburban continued to develop new and innovative products that serve the varied needs of our customers. In March, we introduced our Master Equity Line. This new home equity product features a traditional line of credit that allows customers to "carve out" fully amortizing installment loans with competitive interest rates. By combining the best features of a line of credit (check writing capability and interest only payments) with the advantages of a fully amortizing loan (regular principal reduction and fixed rates), our Master Equity Line appeals to a broad range of customers.

On the deposit side, we maintained our emphasis on providing customers flexible deposit products that would allow our customers to maximize yields.
We continued to promote our 5-Year Look-In Certificate of Deposit, a product that guarantees a high 5-year rate while allowing customers an annual "look-in" on the certificate of deposit's anniversary when they may withdraw any or all of their deposit without penalty. In February, we introduced our 4-Year
Maximum Yield Certificate of Deposit to give our customers another high-yielding option for their savings. This certificate of deposit has an initial annual percentage yield that matches our 5-Year Look-In Certificate of Deposit - the highest standard yield that we offer. We believe it is important to offer products like the 5-Year Look-In Certificate of Deposit and the 4-Year Maximum Yield Certificate of Deposit to provide customers with a competitive alternative to nonbank investments.

In addition to these new certificates of deposit, we also offered a number of short-to-medium term promotional certificates of deposit, including a 7% 7-Month Certificate of Deposit that coincided with our Naperville grand opening, as well as a 6.5% 15-Month Certificate of Deposit offered during September. Aggressively priced certificates of deposit like these have allowed us to attract funds and new customers even as money has been moving out of banks and into mutual funds at a record pace. We remain committed to retaining these funds and expanding our relationships with our existing customers.

These product introductions, along with existing products and services, reflect our dedication to meeting the needs of our customers. At West Suburban, we believe our responsibility extends beyond our customer base and into the communities we serve. As in the past, we have expressed this at the institutional and individual levels.

West Suburban welcomes the challenges and opportunities that 1997 presents. We continue to streamline operations to create greater efficiencies and we will aggressively pursue new customers and new relationships with our existing customers. We anticipate that our innovative financial thinking and our dedication to serving our customers and shareholders will lead to continued success in the years ahead.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
West Suburban Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of West Suburban Bancorp, Inc. and subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                         DELIOTTE & TOUCHE LLP

January 30, 1997

                          WEST SUBURBAN BANCORP, INC.
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995
                             (Dollars in thousands)

ASSETS
                                                          1996          1995
                                                      -----------   -----------
Cash and due from banks                                  $38,520       $50,094
Interest-bearing deposits in financial institutions          240           141
Federal funds sold                                        29,890        38,110
                                                      -----------   -----------
 Total cash and cash equivalents                          68,650        88,345
Investment securities:
 Available for sale (amortized cost of $159,614 in
  1996; $134,139 in 1995)                                158,578       134,519
 Held to maturity (fair value of $170,202 in
  1996; $116,199 in 1995)                                170,191       116,037
Loans, less allowance for loan losses of $9,603 in
  1996; $8,900 in 1995                                   784,242       760,687
Premises and equipment, net                               30,130        29,206
Other real estate                                          2,757         8,317
Accrued interest and other assets                         21,056        17,238
                                                      -----------   -----------
   TOTAL ASSETS                                       $1,235,604    $1,154,349
                                                      -----------   -----------
                                                      -----------   -----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
 Noninterest-bearing                                    $102,583      $104,821
 Interest-bearing                                        996,814       924,968
                                                      -----------   -----------
   Total Deposits                                      1,099,397     1,029,789
FHLB advances                                              1,350
Accrued interest and other liabilities                    16,519        14,392
                                                      -----------   -----------
   TOTAL LIABILITIES                                   1,117,266     1,044,181
                                                      -----------   -----------
Shareholders' equity:
 Common stock, Class A, no par value; 1,000,000
  shares authorized; 347,015 shares issued
  and outstanding                                          2,774         2,774
 Common stock, Class B, no par value; 1,000,000
  shares authorized; 85,480 shares issued
  and outstanding                                            683           683
 Surplus                                                  38,066        38,066
 Retained earnings                                        77,439        68,416
 Unrealized (loss) gain on securities available
  for sale, net of taxes (benefit) of ($412) in
  1996; $151 in 1995                                        (624)          229
                                                      -----------   -----------
   TOTAL SHAREHOLDERS' EQUITY                            118,338       110,168
                                                      -----------   -----------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $1,235,604    $1,154,349
                                                      -----------   -----------
                                                      -----------   -----------


The accompanying notes are an integral part of the consolidated financial statements.

                             WEST SUBURBAN BANCORP, INC.
                           CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                     (Dollars in thousands, except per share data)

                                                1996        1995       1994
                                             ----------  ---------  ---------
INTEREST INCOME
   Loans, including fees                      $70,759     $67,381    $53,570
                                             ----------  ---------  ---------
   Investment securities:
      Taxable                                  13,859      12,801     13,572
      Nontaxable                                2,084       1,290      1,194
                                             ----------  ---------  ---------
         Total investment securities           15,943      14,091     14,766
   Deposits in financial institutions              16           7         33
   Federal funds sold                           1,840       1,949        743
                                             ----------  ---------  ---------
         Total interest income                 88,558      83,428     69,112
                                             ----------  ---------  ---------
INTEREST EXPENSE
   Deposits                                    37,787      36,988     27,093
   Other                                          572         426        338
                                             ----------  ---------  ---------
         Total interest expense                38,359      37,414     27,431
                                             ----------  ---------  ---------
         Net interest income                   50,199      46,014     41,681
PROVISION FOR LOAN LOSSES                       1,505       1,850      2,216
                                             ----------  ---------  ---------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                              48,694      44,164     39,465
                                             ----------  ---------  ---------
OTHER OPERATING INCOME
   Service fees                                 3,746       3,529      3,496
   Trust fees                                     157         243        280
   Gain on sales of loans                         151         110        213
   Loan servicing                                 899         941        876
   Net realized gain on sales of investment
     securities available for sale                449          41      1,524
   Other                                        4,494       2,960      3,296
                                             ----------  ---------  ---------
         Total other operating income           9,896       7,824      9,685
                                             ----------  ---------  ---------
OTHER OPERATING EXPENSE
   Salaries and employee benefits              14,954      13,228     12,860
   Occupancy                                    2,743       2,604      2,127
   Furniture and equipment                      2,655       2,413      2,186
   FDIC insurance premiums                      1,113       1,213      1,997
   Professional fees                            1,062       1,106      1,180
   Data processing                                827         967        916
   Other real estate                            5,042       3,516        824
   Other                                        5,754       5,145      5,083
                                             ----------  ---------  ---------
         Total other operating expense         34,150      30,192     27,173
                                             ----------  ---------  ---------
INCOME BEFORE INCOME TAXES                     24,440      21,796     21,977
Income taxes                                    8,498       8,271      8,951
                                             ----------  ---------  ---------
NET INCOME                                    $15,942     $13,525    $13,026
                                             ----------  ---------  ---------
                                             ----------  ---------  ---------

EARNINGS PER PRIMARY AND FULLY DILUTED SHARE   $36.86      $31.27     $30.12
                                             ----------  ---------  ---------
                                             ----------  ---------  ---------

The accompanying notes are an integral part of the consolidated financial statements.

                           WEST SUBURBAN BANCORP, INC.
         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (Dollars in thousands)

                                                                             Unrealized
                                                                             Gain (Loss)
                                                                            on Securities    Total
                              Class A     Class B                           Available For    Share-
                              Common      Common                Retained    Sale, Net of     holders'
                              Stock       Stock      Surplus    Earnings        Taxes        Equity
                             ---------  ----------  ---------  ----------   -------------   ---------
BALANCE, JANUARY 1, 1994      $2,774       $683      $38,066    $54,299                       $95,822

Net unrealized gain on
   securities available for
   sale, net of taxes, at
   January 1, 1994                                                             $1,574           1,574
Net income                                                       13,026                        13,026
Cash dividends declared                                          (5,947)                       (5,947)
Change in net
   unrealized gain (loss)
   on securities available
   for sale, net of taxes                                                      (6,504)         (6,504)
                             ---------  ----------  ---------  ----------   -------------   ---------
BALANCE, DECEMBER 31,
 1994                          2,774        683       38,066     61,378        (4,930)         97,971

Net income                                                       13,525                        13,525
Cash dividends declared                                          (6,487)                       (6,487)
Change in net
   unrealized gain (loss)
   on securities available
   for sale, net of taxes                                                       5,159           5,159
                             ---------  ----------  ---------  ----------   -------------   ---------
BALANCE, DECEMBER 31,
 1995                          2,774        683       38,066     68,416           229         110,168

Net income                                                       15,942                        15,942
Cash dividends declared                                          (6,919)                       (6,919)
Change in net
   unrealized gain (loss)
   on securities available
   for sale, net of taxes                                                        (853)           (853)
                             ---------  ----------  ---------  ----------   -------------   ---------
BALANCE, DECEMBER 31,
 1996                         $2,774       $683      $38,066    $77,439         ($624)       $118,338
                             ---------  ----------  ---------  ----------   -------------   ---------
                             ---------  ----------  ---------  ----------   -------------   ---------



The accompanying notes are an integral part of the consolidated financial statements.

                          WEST SUBURBAN BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (Dollars in thousands)

                                                 1996        1995         1994
                                               --------    --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                     $15,942     $13,525      $13,026
                                               --------    --------     --------
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation and amortization                  2,974       2,720        2,426
   Provision for loan losses                      1,505       1,850        2,216
   Provision for deferred income tax benefit     (2,185)       (593)         (18)
   Net premium amortization and discount
    accretion of investment securities              487         463        1,523
   Net realized gain on sales of
    securities available for sale                  (449)        (41)      (1,524)
   Gain on sale of loans held for sale             (151)       (110)        (213)
   Proceeds from sale of loans held for sale        727       1,964        8,599
   Origination of loans held for sale            (1,043)     (3,038)     (12,693)
   Provision for loss on other real estate        5,460       1,543
   Loss (gain) on sale of premises and
    equipment                                        90         (31)         266
   Gain on sale of other real estate                (55)        (12)        (481)
   (Increase) decrease in accrued interest
    and other assets                             (1,165)      2,835        1,715
   Increase (decrease) in accrued interest
    and other liabilities                         2,114       3,606       (1,960)
                                               --------    --------     --------
      Total adjustments                           8,309      11,156         (144)
                                               --------    --------     --------
  NET CASH PROVIDED BY OPERATING ACTIVITIES      24,251      24,681       12,882
                                               --------    --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES
 Investment securities available for sale:
  Proceeds from sales                            30,160       9,087       70,135
  Proceeds from maturities                       16,721       3,162       68,117
  Purchases                                     (72,537)    (24,676)     (72,249)
 Investment securities held to maturity:
  Proceeds from maturities                       48,343      55,632        2,380
  Purchases                                    (102,353)    (63,016)     (91,166)
 Net increase in loans                          (26,697)    (53,869)     (21,773)
 Purchases of premises and equipment             (4,017)     (5,273)      (3,966)
 Proceeds from sale of premises and
  equipment                                          29          32           23
 Proceeds from sale of other real estate          2,259       2,330        8,937
                                              ---------    --------     --------
  NET CASH USED IN INVESTING ACTIVITIES       ($108,092)   ($76,591)    ($39,562)
                                               --------    --------     --------


The accompanying notes are an integral part of the consolidated financial statements.

                          WEST SUBURBAN BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                   (CONTINUED)
                             (Dollars in thousands)

                                                 1996        1995         1994
                                              ---------    ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase in total deposits               $  69,608   $ 106,531     $ 39,793
 Increase (decrease) in FHLB advances             1,350      (9,940)       1,720
 Repayment of REMIC                                                       (3,541)
 Cash dividends paid                             (6,812)     (6,379)      (5,745)
                                              --------     --------     --------
  NET CASH PROVIDED BY FINANCING ACTIVITIES      64,146      90,212       32,227
                                              --------     --------     --------

 Net (decrease) increase in cash and cash
  equivalents                                   (19,695)     38,302        5,547
 Cash and cash equivalents at beginning
  of year                                        88,345      50,043       44,496
                                               --------    --------     --------
 CASH AND CASH EQUIVALENTS AT END OF YEAR      $ 68,650    $ 88,345     $ 50,043
                                               --------    --------     --------
                                               --------    --------     --------

 Supplemental cash flow information:
  Cash paid during the year for:
   Interest on deposits and other borrowings    $37,694     $35,707      $27,417
   Income taxes                                  10,244       7,673        6,090
   Transfers from loans to other real estate      2,104       1,721        8,960
   Transfer of investment securities from
    held to maturity to available for sale                   32,288


The accompanying notes are an integral part of the consolidated financial statements.

                          WEST SUBURBAN BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of West Suburban Bancorp, Inc. (the "Parent") and its subsidiaries (collectively, the "Subsidiaries" and together with the Parent, the "Company"): West Suburban Bank; West Suburban Bank of Downers Grove/Lombard; West Suburban Bank of Darien;
West Suburban Bank of Carol Stream/Stratford Square; and West Suburban Bank of Aurora, F.S.B. ("WSB Aurora"). Significant intercompany accounts and transactions have been eliminated.

BASIS OF ACCOUNTING
The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles and conform to general practices within the banking industry. A summary of accounting policies follows.

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, primarily the allowance for loan losses, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT SECURITIES
Debt and marketable equity securities are classified into two categories, "held to maturity" and "available for sale." Held to maturity securities include those securities where the Company has both the ability and positive intent to hold them to maturity. Securities not meeting this criteria are classified as available for sale. Held to maturity securities are carried at amortized historical cost while available for sale securities are carried at fair value with net unrealized gains and losses (net of tax) reported as a separate component of shareholders' equity. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. The Company does not engage in trading activities. The Company has not utilized futures, forwards, swaps or option contracts in order to manage its interest rate risk or otherwise.

LOANS AND ALLOWANCE FOR LOAN LOSSES
Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is recognized based upon the principal amount outstanding. Accrual of interest is generally discontinued on a loan when it becomes 90 days past due or when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of principal or interest is doubtful. In some circumstances, a loan that is more than 90 days past due can remain on accrual status if it can be established that payment will be received within another 90 days or if it is fully secured and in the process of collection. When a loan has been placed on nonaccrual status, interest that has been earned but not collected is charged back to the appropriate interest income account. When payments are received on nonaccrual loans they are first applied to principal, then to expenses incurred for collection and finally to interest income.

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

Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") 114, "Accounting by Creditors for Impairment of a Loan," and SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," which addresses the accounting by creditors for impairment of certain loans. SFAS 114 defines a loan as impaired when it is probable that the creditor will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. Impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the loan's collateral, if repayment of the loan is collateral dependent. A valuation allowance is required for the amount of impairment. The Company reviews its commercial and real estate construction and non-residential loans on a quarterly basis to determine impairment. Generally, loans 90 or more days past due and all loans on a nonaccrual basis are considered impaired. Interest income on impaired loans is recognized in a manner consistent with the Company's interest policy. The adoption of SFAS 114 and SFAS 118 did not have a material effect on the Company's financial condition or results of operations.

LOANS HELD FOR SALE
Loans are identified as either held for investment or held for sale upon their origination. Loans held for sale are recorded at the lower of amortized cost or market value, determined on an aggregate basis. Unrealized losses, if any, are recognized on a current basis.

MORTGAGE SERVICING RIGHTS
Effective January 1, 1996, the Company adopted SFAS 122, "Accounting for Mortgage Servicing Rights," which requires certain accounting for mortgage servicing rights and the valuation and recognition of impairment of mortgage servicing rights. The adoption of SFAS 122 did not have a material effect on the Company's financial condition or results of operations.

PREMISES AND EQUIPMENT
Premises and equipment are stated at cost less accumulated depreciation, which is generally computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

OTHER REAL ESTATE
Other real estate includes properties acquired in partial or total settlement of problem loans. The properties are recorded at the lower of cost or fair value less estimated selling costs at the date acquired. Losses arising at the time of acquisition of such properties are charged to the allowance for loan losses. Any subsequent decline in value is charged to current operations. The revenue received from, and expenses incurred in maintaining, such properties are also included in current operations. The amounts the Company could ultimately recover from other real estate could differ materially from the amounts used in determining the net carrying value of the assets because of future market factors beyond the Company's control or changes in the Company's strategy for recovering its investment. Management believes the net carrying value of other real estate is a reasonable estimate of its net realizable value.

INTANGIBLES
The Company accounted for the acquisition of its thrift subsidiary, WSB Aurora, using the purchase method of accounting. The related intangibles are being amortized over 15 years on the straight-line method.

Effective January 1, 1996 the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles that are used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets might not be recoverable. The adoption of SFAS 121 did not have a material effect on the Company's financial condition or result of operation.

TRUST ASSETS AND FEES
Assets held in fiduciary or agency capacities are not included in the consolidated balance sheets since such items are not assets of the Company. Income from trust fees is recorded when received. This income does not differ materially from trust fees computed on an accrual basis.

INCOME TAXES
The Parent files consolidated federal and state income tax returns with the Subsidiaries.

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

------------------------------------------------------------------------------

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale are as follows at December 31:


                                                                1996
                                   --------------------------------------------------------------
                                                       Gross           Gross
                                      Amortized      Unrealized      Unrealized         Fair
                                        Cost           Gains           Losses           Value
                                   --------------  --------------  --------------  --------------
Corporate                               $64,634            $283           ($322)        $64,595
U.S. government agencies and
 corporations                            63,591             134            (890)         62,835
U.S. Treasury                            16,151                            (206)         15,945
States and political subdivisions         1,168               8              (3)          1,173
                                   --------------  --------------  --------------  --------------

   Total debt securities                145,544             425          (1,421)        144,548
Federal Home Loan
 Mortgage Corp. Preferred
 Stock and other equity
 securities                              14,070              16             (56)         14,030
                                   --------------  --------------  --------------  --------------
   Total                               $159,614            $441         ($1,477)       $158,578
                                   --------------  --------------  --------------  --------------
                                   --------------  --------------  --------------  --------------

                                                                1995
                                   --------------------------------------------------------------
                                                       Gross           Gross
                                      Amortized      Unrealized      Unrealized         Fair
                                        Cost           Gains           Losses           Value
                                   --------------  --------------  --------------  --------------
Corporate                               $69,731          $1,053          ($105)        $70,679
U.S. government agencies and
 corporations                            36,119             254           (783)         35,590
U.S. Treasury                            16,291                           (107)         16,184
States and political subdivisions         1,157              14            (33)          1,138
                                   --------------  --------------  --------------  --------------
   Total debt securities                123,298           1,321         (1,028)        123,591
Federal Home Loan
 Mortgage Corp. Preferred
 Stock and other equity
 securities                              10,841             117            (30)         10,928
                                   --------------  --------------  --------------  --------------
   Total                               $134,139          $1,438        ($1,058)       $134,519
                                   --------------  --------------  --------------  --------------
                                   --------------  --------------  --------------  --------------


The amortized cost and fair value of investment securities held to maturity are as follows at December 31:



                                                                1996
                                   --------------------------------------------------------------
                                                       Gross           Gross
                                      Amortized      Unrealized      Unrealized         Fair
                                        Cost           Gains           Losses           Value
                                   --------------  --------------  --------------  --------------
U.S. government agencies and
 corporations                          $130,250            $164          ($383)       $130,031
States and political subdivisions        39,941             312            (82)         40,171
                                   --------------  --------------  --------------  --------------
   Total                               $170,191            $476          ($465)       $170,202
                                   --------------  --------------  --------------  --------------
                                   --------------  --------------  --------------  --------------

                                                                1995
                                   --------------------------------------------------------------
                                                       Gross           Gross
                                      Amortized      Unrealized      Unrealized         Fair
                                        Cost           Gains           Losses           Value
                                   --------------  --------------  --------------  --------------
U.S. government agencies and
 corporations                           $83,237            $159          ($140)        $83,256
States and political subdivisions        32,800             216            (73)         32,943
                                   --------------  --------------  --------------  --------------
   Total                               $116,037            $375          ($213)       $116,199
                                   --------------  --------------  --------------  --------------
                                   --------------  --------------  --------------  --------------


In November 1995, the Financial Accounting Standards Board ("FASB") issued a Special Report on Implementation of SFAS 115. In applying the provisions of this report, the Company transferred to available for sale those corporate bonds that had previously been classified as held to maturity. These corporate bonds had an aggregate market value of $32.8 million, and an unrealized gain, net of tax, of $.3 million at the transfer date.

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 1996 by contractual maturity are as follows:


                                         Available for Sale                Held to Maturity
                                   ------------------------------  ------------------------------
                                      Amortized        Fair           Amortized        Fair
                                        Cost           Value            Cost           Value
                                   --------------  --------------  --------------  --------------
Due in 1 year or less                   $33,530         $33,587        $13,139         $13,170
Due after 1 year through 5 years         86,654          86,396        122,559         122,467
Due after 5 years through 10 years       25,065          24,270         20,663          20,667
Due after 10 years                          295             295         13,830          13,898
                                   --------------  --------------  --------------  --------------
   Total                               $145,544        $144,548       $170,191        $170,202
                                   --------------  --------------  --------------  --------------
                                   --------------  --------------  --------------  --------------

Gross gains and gross (losses) of $476 and ($27), $161 and ($120), $1,639 and ($115) were realized on sales in 1996, 1995 and 1994, respectively.

Investment securities with a carrying value of approximately $29,848 and $21,125 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

NOTE 3 - LOANS

Major classifications of loans were as follows at December 31:


                                        1996            1995
                                   --------------  --------------
Commercial                             $232,210        $200,986
Installment                              37,511          37,986
Real estate:
 Mortgage                               299,664         302,062
 Home equity                            124,805         120,802
 Construction                            73,432          81,787
 Held for sale                            1,043           1,523
VISA - credit card                       17,951          19,034
Other                                     7,229           5,407
                                   --------------  --------------
   Total                                793,845         769,587

Allowance for loan losses                (9,603)         (8,900)
                                   --------------  --------------
      Loans, net                       $784,242        $760,687
                                   --------------  --------------
                                   --------------  --------------


The Company makes commercial, personal and residential loans primarily to customers throughout the western suburbs of Chicago. The Company's loans to the construction and land development industries represented 9.3% and 10.6% of total loans at December 31, 1996 and 1995, respectively. The Company's real estate construction loans are generally made within the market areas of the Subsidiaries. The Company manages this exposure by continually reviewing local market conditions and closely monitoring collateral values. No unusual losses are anticipated as a result of these concentrations.

Loans on which the accrual of interest has been discontinued or reduced amounted to $2,283, $1,478 and $279 at December 31, 1996, 1995 and 1994,
respectively. If interest on those loans had been accrued, such income would have approximated $136, $146 and $15 for 1996, 1995 and 1994, respectively.

Changes in the allowance for loan losses were as follows for the years ended December 31:


                                        1996            1995            1994
                                   --------------  --------------  --------------
Balance, beginning of year               $8,900          $8,445         $7,125
 Provision for loan losses                1,505           1,850          2,216
 Loans charged-off                       (1,097)         (1,729)        (1,292)
 Recoveries                                 295             334            396
                                   --------------  --------------  --------------
Balance, end of year                     $9,603          $8,900         $8,445
                                   --------------  --------------  --------------
                                   --------------  --------------  --------------


The Company's impaired loans consisted of commercial loans totaling $17,555 at December 31, 1996 and $13,351 at December 31, 1995. Of these impaired loans, $1,422 required a valuation allowance of $182 at December 31, 1996 compared to impaired loans of $2,522 with a valuation allowance of $408 at December 31, 1995. The average outstanding balance of impaired loans was approximately $17,120 and $10,043 for the years ended December 31, 1996 and 1995, respectively. The interest income recognized on impaired loans was approximately $1,706 and $897 for the years ended December 31, 1996 and 1995, respectively. The Company had no impaired real estate construction or non-residential loans during 1996 or 1995.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers. At December 31, 1996 and 1995, the Company was servicing loans for the benefit of others with aggregate unpaid principal balances of $296,282 and $330,042, respectively.

At December 31, 1996 and 1995, the Company had outstanding banker's acceptances of $304 and $753, respectively. A banker's acceptance is a draft that has been drawn on and accepted by the Company for payment at a future date. Funds are advanced to the drawer of the acceptance by discounting the accepted draft. The Company has an unconditional obligation to fund the holder upon presentation of the draft. Likewise, the customer has an unconditional obligation to fund the Company at or before the maturity date specified in the instrument.

NOTE 4 - PREMISES AND EQUIPMENT

Major classifications of these assets are summarized as follows at December 31:


                                                        1996            1995
                                                   --------------  --------------
Land                                                     $5,848         $5,848
Premises                                                 24,944         23,160
Leasehold improvements                                      679            652
Furniture and equipment                                  25,612         24,008
                                                   --------------  --------------
                                                         57,083         53,668
Less accumulated depreciation and amortization          (26,953)       (24,462)
                                                   --------------  --------------
   Total                                                $30,130        $29,206
                                                   --------------  --------------
                                                   --------------  --------------


NOTE 5 - DEPOSITS

The major categories of deposits are summarized as follows at December 31:


                                                        1996            1995
                                                   --------------  --------------
Demand and other noninterest-bearing                   $102,582       $104,821
NOW accounts                                            182,862        191,626
Money market savings                                    342,872        340,714
Time, $100,000 and over                                  86,343         68,063
Time, other                                             384,738        324,565
                                                   --------------  --------------
  Total                                              $1,099,397     $1,029,789
                                                   --------------  --------------
                                                   --------------  --------------

Interest expense on interest-bearing deposits is summarized as follows for the years ended December 31:

                                        1996            1995            1994
                                   --------------  --------------  --------------
NOW accounts                             $2,836          $3,057         $3,004
Money market savings                     12,314          13,836          9,656
Time, $100,000 and over                   3,675           2,848          1,788
Time, other                              18,962          17,247         12,645
                                   --------------  --------------  --------------
  Total                                 $37,787         $36,988        $27,093
                                   --------------  --------------  --------------
                                   --------------  --------------  --------------


NOTE 6 - BORROWINGS

Federal Home Loan Bank ("FHLB") advances are used as a source of liquidity to meet cash demands. There were FHLB advances outstanding of $1.35 million with an annual rate of 6.5% at December 31, 1996. At December 31, 1995, there were no FHLB advances outstanding.

NOTE 7 - INCOME TAXES

The income tax provision (benefit) reflected in the Consolidated Statements of Income is as follows for the years ended December 31:


                                   1996            1995          1994
                                  -------        -------        -------
Current:
   Federal                         $9,068         $7,593         $7,656
   State                            1,615          1,271          1,313
Deferred                           (2,185)          (593)           (18)
                                  -------        -------        -------
   Total                           $8,498         $8,271         $8,951
                                  -------        -------        -------
                                  -------        -------        -------

A reconciliation between taxes computed at the statutory income tax rates and the consolidated effective tax rates follows:


                                                              1996            1995          1994
                                                             -------        -------        -------
Statutory income tax rates                                     35.0%          35.0%          35.0%
(Decrease) increase in taxes resulting from:
   Federal tax-exempt income                                   (3.9)          (2.3)          (2.4)
   State income taxes, net of federal tax benefit               4.8            4.8            4.8
   Other                                                       (1.1)           0.4            3.3
                                                             -------        -------        -------
      Consolidated effective tax rates                         34.8%          37.9%          40.7%
                                                             -------        -------        -------
                                                             -------        -------        -------


The temporary differences which created deferred tax assets and liabilities at December 31 are detailed below:

                                                           1996          1995
                                                          -------       -------
Deferred tax assets:
   Allowance for loan loss                                $3,208        $2,929
   Deferred compensation                                     991           837
   Unrealized loss on securities available for sale          412
   Other                                                   1,892           365
                                                          -------       -------
      Total deferred tax assets                            6,503         4,131
                                                          -------       -------
Deferred tax liabilities:
   Depreciation                                              935         1,160
   Unrealized gain on securities available for sale                        151
                                                          -------       -------
      Total deferred tax liabilities                         935         1,311
                                                          -------       -------
      Net deferred tax assets                             $5,568        $2,820
                                                          -------       -------
                                                          -------       -------


NOTE 8 - EMPLOYEE BENEFIT PLANS

Historically, the Company maintained a stock ownership plan covering substantially all full-time employees who have satisfied specific age and service requirements. During the first quarter of 1994, the West Suburban Bank Stock Bonus Trust Plan was converted into an employee stock ownership plan and renamed the West Suburban Bank Employee Stock Ownership Plan (the "Plan"). The respective boards of directors of the Subsidiaries took the actions necessary to allow their respective employees to participate in the Plan. The Plan is a tax-qualified stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan is designed to provide incentives to participants by granting them an interest in the Company's common stock in which the Plan invests. The Plan is an individual account defined contribution plan, which means that an individual account is established for each participant of the Plan and that the amount of benefits payable upon retirement, termination, disability or death is based upon service and the amount of the employer's contributions and any income, expenses, gains or losses which may have been allocated to the participant's account. Annual contributions to the current and former plans were made in accordance with resolutions passed by the boards of directors of the Subsidiaries and in aggregate amounted to $1,221 in 1996, $1,117 in 1995 and $1,112 in 1994. The Subsidiaries also maintain deferred compensation plans in which former and current executive officers participate. The deferred compensation expense for the years ended December 31, 1996, 1995 and 1994 amounted to $406, $219, and $180, respectively. These plans are not qualified under the Code and, therefore, tax deductions are allowed only when benefits are paid.

During 1996, the Company terminated the Aurora Federal Savings Bank, F.S.B. Pension Plan (the "Aurora Pension Plan"). The Aurora Pension Plan was a successor plan to the Financial Institutions Retirement Fund program (the "FIRF Plan") which WSB Aurora maintained prior to its acquisition by the Company. As a result of the termination of the Aurora Pension Plan, approximately $1.1 million of excess assets reverted to the Company. This amount was recognized as income by the Company during 1996 and is reflected in other operating income-other.

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

The Company's exposure to credit risk in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless noted otherwise, the Company requires collateral or other security to support financial instruments with credit risk. A summary of the contractual amount of the Company's exposure to off-balance-sheet risk as of December 31 is as follows:

                                                         1996           1995
                                                       --------       --------
Financial instruments whose contractual amounts
   represent credit risks:
      Commitments to extend credit                     $353,460       $329,372
      Letters of credit                                  32,566         31,373


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

NOTE 11 - FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE

Estimated fair values of financial instruments have been calculated based on certain assumptions and selected data from within the Company's various financial instrument classifications. For short-term maturing assets (i.e. cash and due from banks, federal funds sold and interest-bearing deposits with financial institutions) it has been assumed that their estimated fair values approximate their carrying values. Similarly, for loans and deposits with variable interest rates, it has been assumed that their estimated fair values also approximate their carrying values.

The estimated fair values of the Company's financial instruments as of December 31 are set forth in the table below:


                                                                    1996                       1995
                                                       --------------------------     ------------------------
                                                        Carrying      Estimated        Carrying     Estimated
                                                         Value        Fair Value        Value       Fair Value
                                                       -----------   ------------     ----------   ------------
Financial assets:
  Cash and cash equivalents                               $68,650        $68,650         $88,345       $88,345
  Investment securities:
    Available for sale                                    158,578        158,578         134,519       134,519
    Held to maturity                                      170,191        170,202         116,037       116,199
  Loans, less allowance for loan losses                   784,242        779,945         760,687       760,420
                                                       -----------   ------------     ----------   ------------
     Total financial assets                            $1,181,661     $1,177,375      $1,099,588    $1,099,483
                                                       -----------   ------------     ----------   ------------
                                                       -----------   ------------     ----------   ------------

Financial liabilities:
  Deposits                                             $1,099,397     $1,100,862      $1,029,789    $1,031,926
  Short-term borrowings                                     3,271          3,271           1,825         1,825
                                                       ----------     ----------      ----------    ----------
     Total financial liabilities                       $1,102,668     $1,104,133      $1,031,614    $1,033,751
                                                       ----------     ----------      ----------    ----------
                                                       ----------     ----------      ----------    ----------


The fair values for investment securities were derived from quoted market values as of the close of business December 31, 1996 and 1995 when available, or when quotes were not available, the fair value was estimated based on quoted prices of comparable securities. The fair values for loans, less allowance for loan losses were estimated by discounting the future cash flows from loan repayments using current interest rates for loans having comparable maturities. The fair values for deposits were estimated using the present value discounted cash flow method at discount rates comparable to current market rates for similar liabilities.

There is no material difference between the contractual amount and the estimated fair value of off-balance-sheet items which totaled $386,026 at December 31, 1996 and $360,745 at December 31, 1995 and are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding.

NOTE 12 - RELATED PARTY TRANSACTIONS

Certain directors and officers of the Company, and some of the corporations and firms with which these individuals are associated, are customers of the Subsidiaries in the ordinary course of business, and/or are indebted to a Subsidiary for loans in the amounts of $60,000 or more. It is anticipated that they will continue to be customers of and indebted to the Subsidiaries in the future. All such loans, however, were made in the ordinary course of business, did not involve more than the normal risk of collectibility or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral provided, as those prevailing at the same time for comparable loans made by the Subsidiaries in transactions with unaffiliated persons, although directors were regularly allowed the lowest interest rate given to others on personal loans.

Certain officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, were indebted to the Company in the aggregate amount of $20,376 and $27,279 at December 31, 1996 and 1995, respectively. During 1996, $17,558 in additions and $24,461 in reductions were made.

NOTE 13 - INVESTMENTS IN SUBSIDIARIES AND REGULATORY RESTRICTIONS

The Parent is economically dependent on the cash dividends received from the Subsidiaries. These dividends represent the primary cash flow used to fund dividend payments to the Parent's shareholders. Cash dividends received by the Parent amounted to $8,136, $7,401 and $7,292 for the years ended December 31, 1996, 1995 and 1994, respectively.

The Company and the Subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, each entity must meet specific capital guidelines that involve quantitative measures of each entity's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes as of December 31, 1996, that the Company and the Subsidiaries meet all capital adequacy requirements to which it is subject.

Management's present policy is to limit the amount of dividends from each Subsidiary such that each Subsidiary qualifies as a "well-capitalized" institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended, thereby minimizing the amount of Federal Deposit Insurance Corporation ("FDIC") insurance premiums paid by the Subsidiary and providing capital to fund growth. As of December 31, 1996, the Subsidiaries could pay, in aggregate, dividends totaling $24,983 to the Parent while remaining "well-capitalized" institutions. The Subsidiaries could pay additional dividends without seeking regulatory approval.

To be categorized as "well-capitalized" the Parent and the Subsidiaries must maintain total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. The Company's capital amounts and ratios are also presented in the table:

                                                                                  For Capital
                                                                                   Adequacy             To Be Well
                                                               Actual              Purposes             Capitalized
                                                         -----------------     ----------------     ------------------
                                                           Amount    Ratio      Amount    Ratio      Amount     Ratio
                                                         ---------  -------    --------  -------    ---------  -------
AS OF DECEMBER 31, 1996
 TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
West Suburban Bancorp, Inc.                              $126,811    13.0%     $78,199     8.0%         N/A       N/A
West Suburban Bank                                         41,682    10.8       30,834     8.0      $38,543      10.0%
West Suburban Bank of Downers Grove/Lombard                17,310    16.6        8,344     8.0       10,429      10.0
West Suburban Bank of Darien                               23,045    14.0       13,178     8.0       16,473      10.0
West Suburban Bank of Carol Stream/Stratford Square        17,723    11.8       12,004     8.0       15,005      10.0
WSB Aurora                                                 19,065    14.2       10,713     8.0       13,392      10.0
 TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):
West Suburban Bancorp, Inc.                               117,208    12.0       39,099     4.0          N/A       N/A
West Suburban Bank                                         38,036     9.9       15,417     4.0       23,126       6.0
West Suburban Bank of Downers Grove/Lombard                16,000    15.3        4,172     4.0        6,258       6.0
West Suburban Bank of Darien                               21,023    12.8        6,589     4.0        9,884       6.0
West Suburban Bank of Carol Stream/Stratford Square        16,490    11.0        6,002     4.0        9,003       6.0
WSB Aurora                                                 17,673    13.2        5,357     4.0        8,035       6.0
 TIER 1 CAPITAL (TO AVERAGE ASSETS):
West Suburban Bancorp, Inc.                               117,208     9.8       47,843     4.0          N/A       N/A
West Suburban Bank                                         37,825     8.0       18,921     4.0       23,651       5.0
West Suburban Bank of Downers Grove/Lombard                15,761    10.8        5,822     4.0        7,277       5.0
West Suburban Bank of Darien                               20,959     9.1        9,204     4.0       11,506       5.0
West Suburban Bank of Carol Stream/Stratford Square        16,385     7.9        8,256     4.0       10,320       5.0
WSB Aurora                                                 17,663    11.3        6,237     4.0        7,797       5.0




                                                                                For Capital
                                                                                 Adequacy        To Be Well
                                                               Actual            Purposes       Capitalized
                                                           --------------     --------------   --------------
                                                           Amount   Ratio     Amount   Ratio   Amount   Ratio
                                                           ------   -----     ------   -----   ------   -----
AS OF DECEMBER 31, 1995
 TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
West Suburban Bancorp, Inc.                              $117,121   12.9%    $72,641    8.0%      N/A    N/A
West Suburban Bank                                         39,258   11.2      27,934    8.0   $34,917   10.0%
West Suburban Bank of Downers Grove/Lombard                16,075   14.6       8,803    8.0    11,004   10.0
West Suburban Bank of Darien                               20,925   12.1      13,828    8.0    17,286   10.0
West Suburban Bank of Carol Stream/Stratford Square        16,283   12.0      10,880    8.0    13,600   10.0
WSB Aurora                                                 17,674   13.9      10,154    8.0    12,692   10.0
 TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):
West Suburban Bancorp, Inc.                               108,221   11.9      36,320    4.0       N/A    N/A
West Suburban Bank                                         35,816   10.3      13,967    4.0    20,950    6.0
West Suburban Bank of Downers Grove/Lombard                14,796   13.4       4,402    4.0     6,602    6.0
West Suburban Bank of Darien                               19,195   11.1       6,914    4.0    10,371    6.0
West Suburban Bank of Carol Stream/Stratford Square        15,122   11.1       5,440    4.0     8,160    6.0
WSB Aurora                                                 16,386   12.9       5,077    4.0     7,615    6.0
 TIER 1 CAPITAL (TO AVERAGE ASSETS):
West Suburban Bancorp, Inc.                               108,221    9.7      44,537    4.0       N/A    N/A
West Suburban Bank                                         35,821    8.8      16,246    4.0    20,308    5.0
West Suburban Bank of Downers Grove/Lombard                14,709   10.1       5,802    4.0     7,275    5.0
West Suburban Bank of Darien                               19,354    8.7       8,911    4.0    11,139    5.0
West Suburban Bank of Carol Stream/Stratford Square        15,215    7.9       7,701    4.0     9,626    5.0
WSB Aurora                                                 16,392   11.0       5,936    4.0     7,420    5.0



In accordance with the regulations of the Board of Governors of the Federal Reserve System, the Subsidiaries must maintain noninterest-bearing cash balances with the Federal Reserve Bank of Chicago. The average amount of these balances for years ended December 31, 1996 and 1995 was approximately $7,767 and $7,124, respectively.

NOTE 14 - COMMON STOCK

The Company's common stock is divided into two classes consisting of Class A and Class B common stock. Except as required by law, the rights, powers and limitations of the Class A common stock and Class B common stock are identical.

NOTE 15 - NEW ACCOUNTING PRONOUNCEMENTS

In June 1996, FASB issued SFAS 125, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which provides new accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a "financial-components" approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 is effective for the Company beginning January 1, 1997. Management believes that the adoption of SFAS 125 will not have a material impact on the Company's financial condition or results of operations.

In December 1996, FASB issued SFAS 127, "Deferral of the Effective Date of Certain Provisions of SFAS 125", which defers the effective date of certain of the provisions of SFAS 125 for one year.

NOTE 16 - CONDENSED FINANCIAL INFORMATION - PARENT ONLY

                             CONDENSED BALANCE SHEETS
                            DECEMBER 31, 1996 AND 1995

ASSETS                                                      1996          1995
                                                         -------       -------
Cash on deposit in Subsidiaries                           $9,740        $8,354
Equity investment in Subsidiaries                        108,594       101,492
Intangibles, net                                           1,731         1,935
Other assets                                                   3             9
                                                         -------        ------
   TOTAL ASSETS                                         $120,068      $111,790
                                                         -------       -------
                                                         -------       -------
LIABILITIES AND SHAREHOLDERS' EQUITY
Dividends payable                                         $1,730        $1,622
                                                         -------       -------
   TOTAL LIABILITIES                                       1,730         1,622
Shareholders' equity                                     118,338       110,168
                                                         -------       -------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $120,068      $111,790
                                                         -------       -------
                                                         -------       -------

                             CONDENSED STATEMENTS OF INCOME
                       YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
OPERATING INCOME                                     1996        1995         1994
                                                   -------     -------      -------
Dividends from Subsidiaries                        $8,136      $7,401       $7,292
   Interest income                                    337         279          144
                                                   -------     -------      -------
      Total operating income                        8,473       7,680        7,436
                                                   -------     -------      -------
OPERATING EXPENSE
   Amortization of intangibles                        204         204          266
   Other                                              240         205          238
                                                   -------     -------      -------
      Total operating expense                         444         409          504
                                                   -------     -------      -------
Income before income taxes                          8,029       7,271        6,932
Income tax (benefit) expense                           41          10          (37)
                                                   -------     -------      -------
Income before equity in undistributed
   net income of Subsidiaries                       7,988       7,261        6,969
Equity in undistributed net income of Subsidiaries  7,954       6,264        6,057
                                                   -------     -------      -------
NET INCOME                                         $15,942     $13,525     $13,026
                                                   -------     -------      -------
                                                   -------     -------     -------



                          CONDENSED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                     1996         1995      1994
                                                    -------     -------    -------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                       $15,942     $13,525    $13,026
                                                    -------     -------    -------

   Adjustments to reconcile net income to net
      cash provided by operating activities:
         Equity in undistributed net income of
            Subsidiaries                             (7,954)     (6,264)    (6,057)
         Amortization of intangibles                    204         204        266
         Decrease in other assets                         6          29         62
                                                    -------     -------    -------
            Total adjustments                        (7,744)     (6,031)    (5,729)
                                                    -------     -------    -------
   NET CASH PROVIDED BY OPERATING ACTIVITIES          8,198       7,494      7,297
                                                    -------     -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends paid                               (6,812)     (6,379)    (5,745)
                                                    -------     -------    -------
   NET CASH USED IN FINANCING ACTIVITIES             (6,812)     (6,379)    (5,745)
                                                    -------     -------    -------
Net increase in cash                                  1,386       1,115      1,552
Cash at beginning of year                             8,354       7,239      5,687
                                                    -------     -------    -------
Cash at end of year                                  $9,740      $8,354     $7,239
                                                    -------     -------    -------
                                                    -------     -------    -------

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


                                                        Years Ended December 31,
                                       -------------------------------------------------------
                                        1996        1995        1994        1993        1992
                                       -------     -------     -------     -------     -------
SELECTED OPERATING DATA
Interest income                        $88,558     $83,428     $69,112     $67,396     $74,098
Interest expense                        38,359      37,414      27,431      26,728      34,376
                                      --------    --------    --------    --------    --------
  Net interest income                   50,199      46,014      41,681      40,668      39,722
Provision for loan losses                1,505       1,850       2,216       5,339       3,905
                                      --------    --------    --------    --------    --------
  Net interest income after
    provisions                          48,694      44,164      39,465      35,329      35,817
Other operating income(1)                9,896       7,824       9,685      10,056      11,145
Other operating expense                 34,150      30,192      27,173      26,886      28,071
                                      --------    --------    --------    --------    --------
  Income before income taxes            24,440      21,796      21,977      18,499      18,891
Income taxes                             8,498       8,271       8,951       7,035       6,895
Cumulative effect of accounting
  change                                                                       360
                                      --------    --------    --------    --------    --------
Net income                             $15,942     $13,525     $13,026     $11,824     $11,996
                                      --------    --------    --------    --------    --------
                                      --------    --------    --------    --------    --------
PER SHARE DATA
Income before cumulative
  effect of accounting change:
    Primary                             $36.86      $31.27      $30.12      $28.41      $29.73
    Fully diluted                        36.86       31.27       30.12       26.85       28.74
Net income:
    Primary                              36.86       31.27       30.12       29.30       29.73
    Fully diluted                        36.86       31.27       30.12       27.72       28.74
Cash dividends declared                  16.00       15.00       13.75       12.75       12.00
Book value                              273.62      254.73      226.53      221.56      209.31

SELECTED BALANCES
Investment securities                 $328,769    $250,556    $226,007    $190,594    $231,121
Net loans                              784,242     760,687     709,205     694,301     652,007
Total assets                         1,235,604   1,154,349   1,041,495     999,878   1,000,200
Deposits                             1,099,397   1,029,789     923,257     883,464     877,923
Long-term debt                                                                          13,348
Shareholders' equity                   118,338     110,168      97,971      95,822      84,444

RATIOS
Return on average total assets            1.38%       1.27%       1.29%       1.20%       1.20%
Return on average
  shareholders' equity                   13.93       13.03       13.29       13.25       14.84
Cash dividends to net income             42.73       47.16       44.10       42.65       40.36
Average equity to average total
  assets                                  9.90        9.71        9.67        9.03        8.12
Net interest margin (FTE)(2)              4.47        4.40        4.21        4.19        4.06




(1) Other operating income includes the following gains on sales of loans for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively:  $151, $110, $213, $1,362 and $2,050.
(2) Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35% for the years ended December 31, 1996, 1995, 1994 and 1993 and 34% for the year ended December 31, 1992.

               DISTRIBUTION OF ASSETS AND NET INTEREST INCOME AND
               AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS
                                  (UNAUDITED)

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


                                                                     Years Ended December 31,
                            -------------------------------------------------------------------------------------------------------
                                        1996                                  1995                                   1994
                            -------------------------------      -------------------------------      -----------------------------
                            Average                              Average                              Average
                            Balance     Interest      Rate       Balance     Interest      Rate       Balance   Interest      Rate
                            -------------------------------      -------------------------------      -----------------------------
Assets
Interest-bearing
   deposits in financial
   institutions               $301           $16       5.3%         $127         $7         5.5%           $552        $33     6.0%
                         -----------------------------------     --------------------------------     -----------------------------
Federal funds sold          34,719         1,840       5.3        34,422      1,949         5.7          17,819        743     4.2
                         -----------------------------------     --------------------------------     -----------------------------
Investment securities:
   Corporate                67,382         4,453       6.6        63,302      4,581         7.2          90,831      6,300     6.9
   U.S. Treasury            19,308           975       5.0        16,363        798         4.9          14,923         72     4.8
   U.S. government
      agencies and
      corporations         136,029         8,379       6.2       118,453      7,369         6.2          91,291      5,746     6.3
   States and political
      subdivisions (1)      39,626         3,137       7.9        23,678      1,985         8.4          21,630      1,837     8.5
   FHLB stock                  748            52       7.0           854         53         6.2             845         64     7.6
                         -----------------------------------     --------------------------------     -----------------------------
    Total investment
        securities (1)     263,093        16,996       6.5       222,650     14,786         6.6         219,520     14,669     6.7
                         -----------------------------------     --------------------------------     -----------------------------
Mortgage-backed
   securities                                                                                             7,246        740    10.2
                         -----------------------------------     --------------------------------     -----------------------------

Loans:
   Commercial and
      industrial (1)       298,872        28,307       9.5       248,544     25,706        10.3         212,147     18,878     8.9
   Real estate             299,492        24,812       8.3       305,822     23,777         7.8         295,559     20,415     6.9
   Home equity             121,543        11,161       9.2       119,013     11,475         9.6         116,827      8,818     7.5
   Installment              37,883         3,487       9.2        36,399      3,516         9.7          33,342      2,656     8.0
   Visa and other           23,582         3,390      14.4        26,619      3,238        12.2          25,662      3,148    12.3
                         -----------------------------------     --------------------------------     -----------------------------
    Total loans (1)        781,372        71,157       9.1       736,397     67,712         9.2         683,537     53,915     7.9
                         -----------------------------------     --------------------------------     -----------------------------
    Total interest-
     bearing
     assets (1)          1,079,485       $90,009       8.3%      993,596    $84,454         8.5%        928,674    $70,100     7.5%

Cash and due from banks     37,349                                35,666                                 37,428
Premises and equipment,
  net                       29,935                                27,849                                 25,554
Other real estate            5,208                                 7,993                                  6,873
Allowance for loan losses   (9,432)                               (8,909)                                (7,907)
Accrued interest and
   other assets (2)         13,907                                12,683                                 22,519
                       --------------                        --------------                        -------------
      Total assets      $1,156,452                            $1,068,878                             $1,013,141
                       --------------                        --------------                        -------------
                       --------------                        --------------                        -------------

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

                      DISTRIBUTION OF ASSETS AND NET INTEREST INCOME
                    AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS
                                      (UNAUDITED)
                                      (CONTINUED)
                                (Dollars in thousands)


                                                                    Years Ended December 31,
                            -------------------------------------------------------------------------------------------------------
                                        1996                                  1995                                   1994
                            --------------------------------     --------------------------------    ------------------------------
                            Average                              Average                             Average
                            Balance     Interest       Rate      Balance      Interest      Rate     Balance     Interest     Rate
                            --------------------------------     --------------------------------    ------------------------------
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing deposits:
   NOW accounts and
      savings deposits        $524,669     $15,152       2.9%    $498,191      $16,893     3.4%     $486,863    $12,660      2.6%
Time deposits:
   Less than $100,000          334,177      18,960       5.7      308,039       17,248     5.6       275,693     12,645      4.6
   $100,000 and greater         63,079       3,675       5.8       49,427        2,847     5.8        37,849      1,788      4.7
                              -------------------------------    ------------------------------     ------------------------------
       Total interest-
          bearing deposits     921,925      37,787       4.1      855,657       36,988     4.3       800,405     27,093      3.4

Federal funds purchased          7,710         419       5.4        3,216          189     5.9         3,526        158      4.5

Deferred compensation            1,684          79       4.7        1,318           81     6.1         1,077         35      3.3
Real Estate Mortgage
   Investment Conduit                                                                                    579         18      3.1
FHLB advances                    1,366          74       5.4        2,071          156     7.5         2,558        126      4.9
Subordinated convertible
   capital notes                                                                                          10          1      6.5
                              -------------------------------    ------------------------------     -----------------------------
      Total interest-
         bearing liabilities   932,685      38,359       4.1      862,262       37,414     4.3       808,155    27,431       3.4
                                           -------------------                ------------------              -------------------

Demand deposits                 103,448                            100,269                             96,428
Other liabilities                 5,864                              2,535                             10,564
Shareholders' equity            114,455                            103,812                             97,994
                              ---------                          ----------                         ---------
   Total liabilities and
      shareholders' equity   $1,156,452                         $1,068,878                         $1,013,141
                              ---------                          ----------                         ---------
                              ---------                          ----------                         ---------

   Net interest income                     $51,650                             $47,040                         $42,669
                                           -------                              ------                          ------
                                           -------                              ------                          ------
   Net interest margin                                   4.5%                              4.4%                              4.2%
                                                       --------                          --------                          -------
                                                       --------                          --------                          -------
   Net yield on interest
      earning assets                                     4.8%                              4.7%                              4.6%
                                                       --------                          --------                          -------
                                                       --------                          --------                          -------

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company's financial condition as of December 31, 1996 and 1995 and results of operations for the years ended December 31, 1996, 1995 and 1994. The discussion and analysis should be read in conjunction with the financial statements, notes and tables included elsewhere in this annual report. The financial information provided below may be rounded to the nearest decimal in order to simplify the presentation of management's discussion and analysis. However, the ratios and percentages provided below are calculated (adjusted for rounding) using the detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

BALANCE SHEET ANALYSIS

TOTAL CONSOLIDATED ASSETS. Total consolidated assets of the Company increased $81.3 million (7.0%) to $1,235.6 million at December 31, 1996 from $1,154.3 million at December 31, 1995. Increases in investment securities were the largest component of this increase.

CASH AND CASH EQUIVALENTS. The Company's cash and cash equivalents decreased $19.7 million (22.3%) to $68.6 million at December 31, 1996 from $88.3 million at December 31, 1995. This resulted primarily from the Company's decreased holdings in cash and due from banks along with federal funds sold as the Company shifted a portion of these funds into investment securities.

INVESTMENT SECURITIES. Aggregate holdings in investment securities increased $78.2 million (31.2%) to $328.8 million at December 31, 1996 from $250.6 million at December 31, 1995. The Company's objectives in managing its securities portfolio are driven by the dynamics of the entire balance sheet which includes monitoring the maturity structure of its portfolio along with general economic conditions including the interest rate environment. In managing its portfolio, the Company seeks to provide liquidity, minimize exposure to interest rate risk and achieve an acceptable rate of return. The increase in the portfolio is primarily attributable to growth in deposits which resulted in additional funds available for investing purposes. The Company will continue to seek high quality securities for the investment portfolio and remain conservative in its management.

LOANS. Total loans outstanding increased $24.2 million (3.2%) to $793.8 million at December 31, 1996 from $769.6 million at December 31, 1995. The Company benefitted from continued growth in the commercial and home equity sector due in part to the strength of the economy, stable interest rates and promotional efforts. Specifically, commercial loans increased $31.2 million to $232.2 million at December 31, 1996 from $201.0 million at December 31, 1995. Home equity loans increased $4.0 million to $124.8 million at December 31, 1996 from $120.8 million at December 31, 1995. The Company will attempt to remain competitive in its market by offering competitive rates on its loan products while not compromising its credit evaluation standards or its net interest margins to attract new business.

ALLOWANCE FOR LOAN LOSSES AND ASSET QUALITY. The allowance for loan losses is an amount that management believes is adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. In determining a proper level of the allowance, management evaluates the adequacy of the allowance based on past loan loss experience, known and inherent risks in the loan portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral and current and prospective economic conditions. The allowance for loan losses increased $.7 million (7.9%) to $9.6 million at December 31, 1996 from $8.9 million at December 31, 1995. The ratio of the allowance for loan losses to total loans outstanding increased to 1.21% at December 31, 1996 from 1.16% at December 31, 1995. The increase in this ratio was principally due to net charge-offs on loans declining during 1996 when compared to 1995. Additionally, it should be noted that the allowance for loan losses as of December 31, 1996 was approximately 115% of the level of nonperforming loans. This is an increase over the 69% coverage ratio of nonperforming loans at December 31, 1995. As of December 31, 1996, the total nonperforming loans to total loans was 1.1% compared to 1.7% at December 31, 1995. This decrease was principally due to the reclassification of an $8.0 million commercial loan to accruing status. The loan's maturity date was extended to January 2, 1997 and interest payments were current as of December 31, 1996. The borrower, a not-for-profit health care provider, filed for Chapter 11 bankruptcy protection in May 1995. In those proceedings, the Company and certain other secured creditors proposed a plan of reorganization which is proposed to reorganize the borrower and appoint a new board and a third-party manager. The plan was approved and is presently being implemented. Pursuant to the plan, the taxable notes that evidence the borrower's obligations will be exchanged for tax free bonds. The exchange requires certain regulatory approvals, which are presently being sought. The Company has not been made aware of any circumstances that are reasonably expected to result in a denial of the regulatory approvals that are necessary to the exchange. Management will continue to monitor this loan closely and will take additional action, if appropriate.

The following table is an analysis of the Company's nonperforming loans for December 31, 1996 and 1995 (dollars in thousands):

                                       1996          1995       Dollar Change
                                    ----------     ---------    ---------------
Nonaccrual loans                      $2,283        $1,478              $805
Accruing loans 90 days past due        6,072        11,405            (5,333)
                                    ----------    ----------    ---------------
Total nonperforming loans             $8,355       $12,883           ($4,528)
                                    ----------    ----------    ---------------
                                    ----------    ----------    ---------------
Nonperforming loans as a percent
  of total loans                        1.1%          1.7%
Other real estate                     $2,757        $8,317           ($5,560)
                                    ----------    ----------    --------------
                                    ----------    ----------    --------------

OTHER REAL ESTATE. During 1996, other real estate decreased $5.5 million (66.9%) to $2.8 million at December 31, 1996 from $8.3 million at December 31, 1995. This decrease includes a $5.0 million reduction for a property that was written off with the Company's interest of $3.8 million charged to earnings. Sales of properties had an aggregate carrying value of $2.3 million while additions of properties totaled of $2.1 million. Management continues its efforts to reduce its holdings in other real estate.

DEPOSITS. Total deposits increased $69.6 million (6.8%) to $1,099.4 million at December 31, 1996 from $1,029.8 million at December 31, 1995. This increase was principally due to the successful marketing of certificates of deposit. The proceeds from the increases in deposits were used to meet loan demand and to purchase investment securities.

Year-end balances in the Company's major categories of deposits for December 31 are summarized in the following table (dollars in thousands):

                                                        Dollar        Percent
                              1996         1995         Change         Change
                            ---------   ----------      --------      --------
Demand and other
  noninterest-bearing        $102,582     $104,821      ($2,239)         (2.1)%
NOW accounts                  182,862      191,626       (8,764)         (4.6)
Money market savings          342,872      340,714        2,158           0.6
Time, $100,000 and over        86,343       68,063       18,280          26.9
Time, other                   384,738      324,565       60,173          18.5
                           ----------   ----------      --------      --------
     Total                 $1,099,397   $1,029,789      $69,608           6.8%
                           ----------   ----------      --------      --------
                           ----------   ----------      --------      --------

The Company attempts to remain highly competitive in its market by offering competitive rates on its savings and certificate of deposit products. Although the Company promotes its deposit products when appropriate, management does not intend to compromise its net interest margin to attract deposits.

CAPITAL RESOURCES

Shareholders' equity increased $8.1 million (7.4%) to approximately $118.3 million at December 31, 1996 from $110.2 million at December 31, 1995. This increase was the result of the net retention of 1996 earnings of $9.0 million in addition to the change in the unrealized loss on securities available for sale of $.9 million (net of taxes).

Management has been advised that as of December 31, 1996 and 1995, each of the Subsidiaries qualified as a "well-capitalized" institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended.

LIQUIDITY

Effective liquidity management allows a banking institution to accommodate the changing net funds flow requirements of customers who may deposit or withdraw funds, or modify their credit requirements. One of the principal obligations of the banking system, and individual banks, is to provide for the withdrawal of funds by depositors and the credit demands of customers. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity, maturity schedules of earning assets and liabilities. Appropriate responses to changes in these conditions preserve customer confidence in the ability of the Company to continually meet the deposit withdrawal and credit requirements of its customers.

Generally, the Company uses cash and cash equivalents to meet its liquidity needs. Additional liquidity is provided by maintaining assets which mature within a short time-frame or which may be quickly converted to cash without significant loss. These assets include interest-bearing deposits in financial institutions and the FHLB, federal funds sold and investment securities available for sale. As of December 31, 1996 and 1995, liquid assets represented 18.4% and 19.3% of total assets, respectively.

During 1996, the Company's cash and cash equivalents decreased approximately $19.7 million. Operating activities caused an increase to cash and cash equivalents of approximately $24.3 million from the prior year. Investing activities caused a decrease of approximately $108.1 million while financing activities resulted in an increase of approximately $64.1 million.

INCOME STATEMENT ANALYSIS -- 1996 COMPARED TO 1995

GENERAL. The Company's 1996 net income of $15.9 million represented an increase of $2.4 million (17.9%) from 1995 net income of $13.5 million. This increase was primarily due to a $4.2 million improvement in net interest income and other operating income also increased by $2.1 million during this period. These increases were offset by an increase in total other operating expense of $4.0 million.

NET INTEREST INCOME. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest-bearing liabilities. As such, net interest income is affected by changes in the volume and yields on earning assets and the volume and rates paid on interest-bearing liabilities. Interest-earning assets consist of loans, deposits in financial institutions, deposits in the FHLB, federal funds sold and investment securities. Interest-bearing liabilities primarily consist of deposits, federal funds purchased and FHLB advances. Net interest margin is the difference between tax equivalent net interest income and average earning assets. Total interest income, on a tax equivalent basis, increased $5.5 million (6.6%) to $90.0 million for the year ended December 31, 1996 from $84.5 million for year ended December 31, 1995. This increase resulted from an increase of $6.9 million due to growth in average balances which was offset by a ($1.4) million decrease due to declining interest rates. The Company's average interest-earning assets grew $85.9 million (8.6%) to $1,079.5 million at December 31, 1996 from $993.6 million at December 31, 1995. Yields on total interest-earning assets decreased primarily due to decreases in average interest rates on the Company's commercial loan portfolio and federal funds sold portfolio. Specifically, the Company's average prime rate decreased to 8.3% for 1996 from 8.8% for 1995. The average federal funds rate decreased to 5.3% for 1996 from 5.7% for 1995. Average rates on the securities portfolio remained level as the Company sought to minimize credit risk to the portfolio while achieving an acceptable rate of return.

Total interest expense increased $1.0 million (2.5%) to $38.4 million for the year ended December 31, 1996 from $37.4 million for the year ended December 31, 1995. Of this increase, $3.3 million was due to growth in average balances while ($2.3) million was due to declining interest rates. Average interest-bearing liabilities increased $70.4 million (8.2%) to $932.7 million for the year ended December 31, 1996 from $862.3 million for the year ended December 31, 1995 primarily due to deposit promotions.

The following table reflects the impact of changes in volume and interest rates on interest-earning assets and interest-bearing liabilities for each of the two years ended December 31, 1996 and 1995 (dollars in thousands):


                                       December 31, 1996                           December 31, 1995
                                        compared to 1995                            compared to 1994
                                         Change due to:                               Change due to:
                                  Volume      Rate          Total         Volume          Rate          Total
                                 --------    ------        -------       --------        ------        --------
INTEREST INCOME
  Interest-earning deposits in
    financial institutions           $9                       $9             ($23)         ($3)            ($26)
  Federal funds sold                 16      ($125)         (109)             940          266            1,206
  Investment securities           2,752       (542)        2,210              (80)         197              117
  Mortgage-backed securities                                                 (740)                         (740)
  Loans                           4,095       (650)        3,445            4,861        8,936           13,797
                                 --------    ------        -------       --------        ------        --------
    Total interest income         6,872     (1,317)        5,555            4,958        9,396           14,354
                                 --------    ------        -------       --------        ------        --------
INTEREST EXPENSE
  Interest-bearing deposits       3,043     (2,244)          799            2,862        7,033            9,895
  Borrowed funds                    223        (77)          146              (40)         128               88
                                 --------    ------        -------       --------        ------        --------
      Total interest expense      3,266     (2,321)          945            2,822        7,161            9,983
                                 --------    ------        -------       --------        ------        --------
      Net interest income        $3,606     $1,004        $4,610           $2,136       $2,235           $4,371
                                 --------    ------        -------       --------        ------        --------
                                 --------    ------        -------       --------        ------        --------



PROVISION FOR LOAN LOSSES. The provision for loan losses decreased $.3 million (18.6%) to $1.5 million in 1996 compared to $1.8 million in 1995. The lower provision was the result of management determining the level of the allowance for loan losses. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this report.

OTHER OPERATING INCOME. During 1996, other operating income increased $2.1 million (26.5%) to $9.9 million in 1996 compared to $7.8 million in 1995. This increase was primarily due to the recording of $1.1 million of income from a refund of the over funding of a terminated benefits plan of WSB Aurora. The Company also experienced a gain on investment securities available for sale of $.4 million during this period. Additionally, the Company also recognized increased service fees along with increased interchange income brought about from the Company's check card which was introduced during mid-1995.

OTHER OPERATING EXPENSE. Other operating expense increased $4.0 million (13.1%) to $34.2 million in 1996 from $30.2 million in 1995. Salary and employee benefits increased $1.7 million due to increased salary levels and the operation of additional facilities. FDIC insurance declined $.1 million (8.2%) to $1.1 million for the year ended December 31, 1996 from $1.2 million for the year ended December 31, 1995. This occurred due to reduced insurance premiums being paid by the Company's bank subsidiaries. The reduced premiums of the subsidiaries were offset by the payment by WSB Aurora of a special assessment to the FDIC of $.8 million, which was imposed under the Deposit Insurance Funds Act of 1996 (the "DIFA"). Other real estate expense increased $1.5 million during the same period. This increase reflects a $3.8 million write-down of a property and approximately $.9 million in expenses related to this property during the year ended December 31, 1996. During 1995, the Company incurred a $1.5 million write-down and approximately $1.8 million in expenses related to this same property. Occupancy expense and furniture and equipment expense increased $.1 million and $.2 million, respectively, for the year ended December 31, 1996. These increases were primarily due to expenses incurred with the opening and operation of new facilities. Data processing expense decreased $.1 million during this period. Other operating expense increased $.6 million during this period. This was principally due to increased loan expense.

INCOME TAXES. Income tax expense increased $.2 million (2.7%) to $8.5 million in 1996 from $8.3 million in 1995. This increase was principally due to higher taxable income and was offset by provisions made during the first six months of 1995 for potential adjustments to prior years' income tax returns.

RETURN ON AVERAGE TOTAL ASSETS. Return on average total assets was 1.38% for 1996 and 1.27% for 1995 as net income and average total assets grew. The Company has consistently achieved at least a 1.0% annual return on average total assets, which is considered an industry benchmark.

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

NET INTEREST INCOME. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest-bearing liabilities. As such, net interest income is affected by changes in the volume and yields on earning assets and the volume and rates paid on interest-bearing liabilities. Interest-earning assets consist of loans, deposits in financial institutions, deposits in the FHLB, federal funds sold and securities. Interest-bearing liabilities primarily consist of deposits, federal funds purchased and FHLB advances. Net interest margin is the ratio of tax equivalent net interest income to average earning assets. Total interest income, on a tax equivalent basis, increased $14.4 million (20.5%) to $84.5 million for the year ended December 31, 1995 from $70.1 million for the year ended December 31, 1994. Of this increase, $5.0 million was due to average balance changes while $9.4 million was due to interest rate changes. The Company's average interest-earning assets grew $64.9 million (7.0%) to $993.6 million at December 31, 1995 from $928.7 million at December 31, 1994. Yields on total interest-earning assets increased primarily due to increases in average interest rates on the loan portfolio as the Company's average prime rate increased to 8.8% for 1995 from 7.2% for 1994. Average rates on the securities portfolio remained level as the Company sought to minimize credit risk to the portfolio while achieving an acceptable rate of return. Additionally, the Company took advantage of higher yields on federal funds sold during 1995.

Total interest expense increased $10.0 million (36.4%) to $37.4 million for the year ended December 31, 1995 from $27.4 million for the year ended December 31, 1994. Of this increase, $2.8 million was due to average balance increases while $7.2 million was due to increases in interest rates. Average interest-bearing liabilities increased $54.1 million (6.7%) to $862.3 million at December 31, 1995 from $808.2 million at December 31, 1994 due to customers taking advantage of the availability of higher rates on deposit products.

PROVISION FOR LOAN LOSSES. The provision for loan losses decreased $.4 million (16.5%) to $1.8 million in 1995 compared to $2.2 million in 1994. The lower provision was the result of management determining the level of the allowance for loan losses.

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

OTHER OPERATING EXPENSE. Other operating expense increased $3.0 million (11.1%) to $30.2 million in 1995 from $27.2 million in 1994. Salary and employee benefits increased $.4 million primarily due to expenses relating to the opening of new facilities. Other real estate expense increased $2.7 million during this same period. This increase reflects a $1.5 million write-down of a property classified as other real estate during 1995. In addition, the Company incurred approximately $1.1 million in expenses related to this property during the year ended December 31, 1995. FDIC insurance premiums declined $.8 million (39.3%) to $1.2 million for the year ended December 31, 1995 from $2.0 million for the year ended December 31, 1994. This occurred due to the receipt by the Company's bank subsidiaries of reimbursement credits of approximately $.5 million as a result of being well-capitalized institutions and the over-funding of the insurance reserve of the Bank Insurance Fund of the FDIC and reduced FDIC insurance premiums. Occupancy expense and furniture and equipment expense increased $.5 million and $.2 million, respectively, for the year ended December 31, 1995. These increases were primarily due to expenses incurred with the opening and operation of new facilities.

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

IMPACT OF NEW ACCOUNTING STANDARDS

In June 1996, FASB issued SFAS 125, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which provides new accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a "financial-components" approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 is effective for the Company beginning January 1, 1997. Management believes that the adoption of SFAS 125 will not have a material impact on the Company's financial condition or results of operations.

In December 1996, FASB issued SFAS 127, "Deferral of the Effective Date of Certain Provisions of SFAS 125", which defers the effective date of certain of the provisions of SFAS 125 for one year.

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

Listed below are the balances in the major categories of rate sensitive assets and liabilities that are subject to repricing as of December 31, 1996 (dollars in thousands):


                                          Over
                                          Three    Over One
                                 Three  Months To  Year to    Over
                                 Months   Twelve    Five      Five
                                or Less   Months    Years     Years    Total
                              --------------------------------------------------
Rate sensitive assets:
  Interest-bearing deposits
    in financial institutions     $240                                    $240
  Federal funds sold            29,890                                  29,890
  Investment securities         18,910   $49,980  $198,248  $61,631    328,769
  Loans                        282,050   360,790       451  148,271    791,562
                              -------------------------------------------------
    Total                     $331,090  $410,770  $198,699 $209,902 $1,150,461
                              -------------------------------------------------
                              -------------------------------------------------

Rate sensitive liabilities:
  Money market savings        $342,872                                $342,872
  NOW accounts                 182,862                                 182,862
  Time deposits:
    Less than $100,000         107,854  $157,169  $119,715             384,738
    $100,000 and over           47,464    23,195            $15,684     86,343
  FHLB advances                  1,350                                   1,350
                              -------------------------------------------------
    Total                     $682,402  $180,364  $119,715  $15,684   $998,165
                              -------------------------------------------------
                              -------------------------------------------------

Interest sensitivity gap     ($351,312) $230,406   $78,984 $194,218   $152,296
Cumulative interest
  sensitivity gap             (351,312) (120,906)  (41,922) 152,296
Cumulative net interest-
  earning assets as a
  percentage of net
  interest-bearing
  liabilities                    48.5%     86.0%     95.7%   115.3%
Cumulative interest
  sensitivity gap as a
  percentage of total assets    (28.4)     (9.8)     (3.4)    12.3


The above table does not necessarily indicate the future impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur. The consolidated interest rate sensitivity position of the Company within the one year window at December 31, 1996 reflects cumulative net interest-earning assets compared to cumulative net interest-bearing liabilities of 86.0% and cumulative net interest-earning assets that reprice or mature within one year compared to similarly sensitive liabilities of negative 9.8%. The percentage indicated for the cumulative net interest-earning assets as a percentage of net interest-bearing liabilities is within the Company's target range of acceptable gap values for the three-month to twelve-month time frame.

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

RECENT DEVELOPMENTS

During January 1997, the Company settled a claim relating to an investment that it made during the late 1980's. The settlement amount of $2.3 million was received in February 1997 and recognized as other operating income in 1997.

During January 1997, the Company filed with the appropriate regulatory authorities, applications to merge its four bank subsidiaries and its thrift subsidiary into a single bank under the name "West Suburban Bank". The Company anticipates that this merger will be completed during the second quarter of 1997.

During March 1997, the Company sold its interest in a property held as other real estate for $1.5 million. As the property was previously written off, this amount represents a gain recognized during 1997 as other operating income.

Effective April 1, 1997, John A. Clark, President, Chief Executive Officer and a director of the Company, will retire from service for the Company.

                            [INSERT WSB LOGO]

                                BOARDS OF DIRECTORS

WEST SUBURBAN BANCORP, INC.
Kevin J. Acker                             Chairman of the Board
John A. Clark                              President and Chief Executive Officer
David Bell                                 Certified Public Accountant
Charles P. Howard                          Business Operations Director, Inner City Impact
Peggy P. LoCicero                          Former Banker

WEST SUBURBAN BANK
Keith W. Acker                             President and Chairman of the Board
David Bell                                 Certified Public Accountant
John A. Clark                              Executive Vice President
Richard Hill Lauber                        J & E Duff, Inc.
Peggy P. LoCicero                          Former Banker
James Bell                                 Director Emeritus
Harold Moser                               Director Emeritus

WEST SUBURBAN BANK OF DOWNERS GROVE/LOMBARD
Craig R. Acker                             Chairman of the Board
Eileen V. Abbamonte                        Former Banker
Jeffrey J. Bell                            Member Board of Directors, Lexington Health Care &
                                            Retirement Communities
Duane G. Debs                              President and Comptroller
Randall Patterson                          Senior Systems Analyst
George Hazdra                              Director Emeritus
Harry Kuhn                                 Director Emeritus

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

WEST SUBURBAN BANK OF AURORA, F.S.B.
John A. Clark                              Chairman of the Board and Executive Vice President
Jacqueline R. Weigand                      President
Craig R. Acker                             Chairman of the Board, West Suburban Bank of Downers
                                            Grove/Lombard
Alejandro Benavides                        President, Pomona Valley Farms, Inc.
Michael P. Brosnahan                       Senior Vice President
Timothy P. Dineen                          Vice President, Loans
Robert W. Schulz                           Vice President and Treasurer, Oliver Hoffman Corporation
Ralph Weber                                Director Emeritus


                                    OFFICERS

WEST SUBURBAN BANCORP, INC.
John A. Clark                              President and Chief Executive Officer
Keith W. Acker                             Vice President, Chief Operations Officer
Duane G. Debs                              Vice President, Chief Financial Officer, Secretary to the Board
                                            and Treasurer
David J. Mulkerin                          Chief Compliance Officer
George Ranstead                            Assistant Secretary to the Board and Assistant Treasurer
Michael J. Lynch                           Director of Internal Audit

WEST SUBURBAN BANK
Keith W. Acker                             President and Data Processing Manager
John A. Clark                              Executive Vice President
Michael P. Brosnahan                       Senior Vice President and Community Reinvestment Act Officer
Raymond P. Rynne                           Senior Vice President, Business Administration
Danielle Budig                             Vice President, Operations
Duane G. Debs                              Vice President and Comptroller
Edward J. Garvey                           Vice President, Facility Management
Steven A. Jennrich                         Vice President, Data Processing
John A. Machonga                           Vice President, Investments and Trust Officer
David S. Orr                               Vice President, Loans
George Ranstead                            Vice President, Cashier and Secretary to the Board
Gregory M. Ruffolo                         Vice President, Loans
Allison J. Triplett                        Vice President, Loss Prevention Officer
Jaqueline R. Weigand                       Vice President, Operations and VISA
Marcia K. Worobec                          Vice President, Facility Manager - Westmore
Gregory L. Young                           Vice President, Loans
Michael Abbatacola                         Assistant Vice President, Financial Services
Barbara Darden                             Assistant Vice President, Facility Manager - Westmont
Jill C. Davenport                          Assistant Vice President, Operations
Joyce Dudek                                Assistant Vice President, Facility Manager - Danada
Marie V. Dunk                              Assistant Vice President, Personnel Director
Marlene A. Johnson                         Assistant Vice President, Facility Manager - Oakbrook Terrace
Hanif Kolata                               Assistant Vice President, Facility Manager - Bolingbrook West
Ronaele Lewand                             Assistant Vice President, Facility Manager - Wheaton
Mark Mascarella                            Assistant Vice President, Facility Manager - Villa Park
Gwen B. O'Loughlin                         Assistant Vice President, Facility Manager - North Main
Kay J. Piotrowski                          Assistant Vice President, Facility Manager - Naperville
Helen Schmitt                              Assistant Vice President, Purchasing
Joanne T. Tosch                            Assistant Vice President, Director of Employee Development
Nelda D. Walters                           Assistant Vice President, Facility Manager - President Street
Patricia L. Fleischman                     Trust Officer
Debra H. Kolze                             Commercial Loan Operations Manager
Michael J. Lynch                           Director of Internal Audit
Joseph Maloney                             Director of Marketing
Cynthia A. Meredith                        Home Equity Loan Operations Manager
David J. Mulkerin                          Compliance Officer
David Wanek                                Loan Officer



WEST SUBURBAN BANK OF DOWNERS GROVE/LOMBARD
Duane G. Debs                              President and Comptroller
Beverly J. Viscariello                     Vice President, Cashier
Michael P. Brosnahan                       Vice President and Community Reinvestment Act Officer
John A. Clark                              Vice President, Loans
David S. Orr                               Vice President, Loans
Gregory L. Young                           Vice President, Loans
Michael Abbatacola                         Assistant Vice President, Financial Services
Norine LaPrall                             Assistant Vice President, Facility Manager - Warrenville
Jerome Sheeman                             Assistant Vice President, Facility Manager - Finley Road
Jay J.P. Greifenkamp                       Secretary to the Board
Michael J. Lynch                           Director of Internal Audit

WEST SUBURBAN BANK OF DARIEN
Alana S. Acker                             President
Gregory M. Ruffolo                         Executive Vice President and Secretary to the Board
Rose Marie Little                          Vice President, Facility Manager - Cass Ave. and Cashier
Michael P. Brosnahan                       Vice President and Community Reinvestment Act Officer
John A. Clark                              Vice President, Loans
Duane G. Debs                              Vice President and Comptroller
Michael Abbatacola                         Assistant Vice President, Financial Services
Terry L. Leitner                           Assistant Vice President, Facility Manager - 75th Street
Sue Nuestrom                               Assistant Vice President, Facility Manager - Bolingbrook East
Michael J. Lynch                           Director of Internal Audit

WEST SUBURBAN BANK OF CAROL STREAM/STRATFORD SQUARE
Kevin J. Acker                             President
Michael P. Brosnahan                       Vice President and Community Reinvestment Act Officer
Stanley C. Celner, Jr.                     Vice President, Loans
John A. Clark                              Vice President, Loans
Duane G. Debs                              Vice President and Comptroller
Michael Abbatacola                         Assistant Vice President, Financial Services
Sharon Buck                                Assistant Vice President, Facility Manager - St. Charles
Betty Carbonara                            Assistant Vice President, Facility Manager - Fair Oaks
Sharon A. Fonte                            Assistant Vice President, Facility Manager - Glendale Heights
Roseann Hamilton                           Assistant Vice President, Facility Manager - Carol Stream
Robert L. Pauling                          Assistant Vice President, Facility Manager - Stratford Square
Paula Sissel                               Assistant Vice President, Facility Manager - Bartlett
Jay J.P. Greifenkamp                       Secretary to the Board
Michael J. Lynch                           Director of Internal Audit

WEST SUBURBAN BANK OF AURORA, F.S.B.
Jacqueline R. Weigand                      President
John A. Clark                              Executive Vice President
Michael P. Brosnahan                       Senior Vice President and Community Reinvestment Act Officer
Karin I. Choate                            Vice President, Loan Servicing
Duane G. Debs                              Vice President and Comptroller
Timothy P. Dineen                          Vice President, Loans
George Ranstead                            Vice President, Secretary to the Board and Treasurer
Michael Abbatacola                         Assistant Vice President, Financial Services
Amy L. Andrews                             Assistant Vice President, Facility Manager - Montgomery
Kathleen Brockman                          Assistant Vice President, Facility Manager - Lake Street
Cynthia Picton                             Assistant Vice President, Facility Manager - Galena Blvd.
Tammy Hatcher                              Mortgage Operations Manager
Michael J. Lynch                           Director of Internal Audit


                         WEST SUBURBAN BANCORP, INC.
                             711 S. MEYERS ROAD
                             LOMBARD, ILLINOIS


WEST SUBURBAN BANK
- West Suburban Bank: 711 S. Meyers Rd., Lombard, IL 60148 - (630) 629-4200
- North Main Street Facility: 707 N. Main St., Lombard, IL 60148 - (630) 691-8558
- Villa Park Facility: 29 E. St. Charles Rd., Villa Park, IL 60181 - (630) 832-8775
- Oakbrook Terrace Facility: 17W754 22nd St., Oakbrook Terrace, IL 60181 - (630) 916-1195
- Metra Main Facility: 100 S. Main St., Lombard, IL 60148 - (630) 268-9010
- President Street Facility: 879 Geneva Rd., Carol Stream, IL 60188 - (630) 752-1175
- Bolingbrook West Facility: 1104 W. Boughton Rd., Bolingbrook, IL 60440 - (630) 378-9680
- Danada Square Facility: 295 W. Loop Rd., Wheaton, IL 60187 - (630) 871-9890
- Wheaton Facility: 221 S. West St., Wheaton, IL 60187 - (630) 221-8220
- Westmont Facility: 6400 S. Cass Ave., Westmont, IL 60559 - (630) 963-2735
- Naperville Facility: 2020 Feldott Ln., Naperville, IL 60540 - (630) 416-3800

WEST SUBURBAN BANK OF DOWNERS GROVE/LOMBARD
- West Suburban Bank of Downers Grove/Lombard: 2800 S. Finley Rd., Downers Grove, IL 60515 - (630) 495-3600
- S. Main Street Facility: 1122 S. Main St., Lombard, IL 60148 - (630) 495-3605
- Warrenville Facility: 3S041 Rte. 59, Warrenville, IL 60555 - (630) 393-6060
- Mr. Z's: 401 S. Main St., Lombard, IL 60148

WEST SUBURBAN BANK OF DARIEN
- West Suburban Bank of Darien: 8001 S. Cass Ave., Darien, IL 60561 - (630) 852-6900
- 75th Street Facility: 1005 75th St., Darien, IL 60561 - (630) 852-9226
- Bolingbrook East Facility: 672 E. Boughton Rd., Bolingbrook, IL 60440 - (630) 972-9550

WEST SUBURBAN BANK OF CAROL STREAM/STRATFORD SQUARE
- West Suburban Bank of Carol Stream/Stratford Square: 355 W. Army Trail Rd., Bloomingdale, IL 60108 - (630) 351-0600
- Carol Stream Facility: 401 N. Gary Ave., Carol Stream, IL 60188 - (630) 690-8700
- Fair Oaks Facility: 1380 Army Trail Rd., Carol Stream, IL 60188 - (630) 213-5920
- Glendale Heights Facility: 1657 Bloomingdale Rd., Glendale Heights, IL 60139 - (630) 690-8600
- Bartlett Facility: 1061 W. Stearns Rd., Bartlett, IL 60103 - (630) 830-5330
- St. Charles Facility: 315 S. Randall Rd., St. Charles, IL 60174 - (630) 377-6930

WEST SUBURBAN BANK OF AURORA, F.S.B.
- West Suburban Bank - Aurora, F.S.B.: 101 N. Lake St., Aurora, IL 60507 - (630) 844-5200
- Galena Facility: 2000 W. Galena Blvd., Aurora, IL 60507 - (630) 896-7000
- Montgomery Facility: 1830 Douglas Rd., Montgomery, IL 60538 - (630) 844-5600

WS 24 ATMs are available at all of the above banking locations.

VISA HEADQUARTERS, 701 S. MEYERS RD., LOMBARD, IL 60148 - (630) 629-4200
FINANCIAL CENTER, 717 S. MEYERS RD., LOMBARD, IL 60148 - (630) 629-4200
LEXINGTON SQUARE OF ELMHURST, ELMHURST, IL 60126
LEXINGTON SQUARE OF LOMBARD, LOMBARD, IL 60148
BEACON HILL, LOMBARD, IL 60148

                       WHERE STRENGTH IS MATCHED BY SERVICE

                                     [INSERT MAP]

ANNUAL REPORT ON FORM 10-K
A copy of West Suburban Bancorp, Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge by writing:

Mr. Duane G. Debs, Chief Financial Officer
West Suburban Bancorp, Inc., 2800 S. Finley Road, Downers Grove, Illinois
60515.

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 14, 1997 at 8:00 a.m. All shareholders are cordially invited to attend.

STOCK TRANSFER AGENT AND REGISTRAR
Inquiries regarding stock transfer, registration, lost certificates or changes of name and address should be directed to the stock transfer agent and registrar by writing:

Patricia L. Fleischman, Trust Officer
West Suburban Bank, 17W754 22nd Street, Oakbrook Terrace, Illinois 60181.

COMMUNITY REINVESTMENT ACT
West Suburban Bancorp, Inc. adheres to a well-established policy of helping to meet the credit needs of our local communities, consistent with safe and sound lending practices, in accordance with the Community Reinvestment Act. For additional information, contact:

Mr. Michael P. Brosnahan, Senior Vice President and Community Reinvestment Act Officer.
West Suburban Bank, 711 South Meyers Road, Lombard, Illinois 60148.

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois  60601

MEMBER FDIC