Form 10-K, Exhibit 13
period 1997-12-31
WEST SUBURBAN BANCORP INC
filed 1998-03-30
CIK 805080

-----------------------------------------------------------------------------

PROFILE

West Suburban Bancorp, Inc. (the "Parent") is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the "Subsidiary," and together with the Parent and its other subsidiaries, the "Company" or "West Suburban"). The Company had total consolidated assets at December 31, 1997 of approximately $1.29 billion. West Suburban is the twelfth largest bank holding company headquartered in Illinois and the Subsidiary is the largest independent bank headquartered in DuPage County.

-----------------------------------------------------------------------------

                    WEST SUBURBAN BANCORP, INC.
                        FINANCIAL HIGHLIGHTS

                                             Years Ended December 31,
                                (Dollars in thousands, except per share data)
                         -----------------------------------------------------------
                            1997        1996        1995        1994         1993
                         ---------   ---------   ---------   ---------     ---------
Net income                 $21,784     $15,942     $13,525     $13,026      $11,824
Per share data
  Net income                 50.37       36.86       31.27       30.12        27.72
  Book value                306.02      273.62      254.73      226.53       221.56
Net loans                  762,538     784,242     760,687     709,205      694,301
Total assets             1,293,691   1,235,604   1,154,349   1,041,495      999,878
Deposits                 1,144,949   1,099,397   1,029,789     923,257      883,464
Shareholders' equity       132,353     118,338     110,168      97,971       95,822

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

                         TABLE OF CONTENTS

Profile                                                               1
Letter to Our Shareholders,
  Customers and Friends                                               2
Corporate Information                                                 3
Business Review                                                       3
Selected Quarterly Financial Data                                     4
Review of Operations                                                  5
Independent Auditors' Report                                          6
Consolidated Financial Statements                                     7
Notes to Consolidated Financial Statements                           12
Selected Financial Data                                              24
Distribution of Assets and Net Interest
  Income and Average Rates
  and Yields on a Tax Equivalent Basis                               25
Management's Discussion
  and Analysis of Financial
  Condition and Results of Operations                                27
Boards of Directors                                                  34
Officers                                                             34
Addresses of Locations                                               36
Map of Locations                                                     37
Shareholder Information                                              38

-----------------------------------------------------------------------------

THIS REPORT, INCLUDING THE LETTER TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS, CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE COMPANY INTENDS SUCH FORWARD-LOOKING STATEMENTS TO BE COVERED BY THE SAFE HARBOR PROVISIONS FOR FORWARD-LOOKING STATEMENTS CONTAINED IN THE PRIVATE SECURITIES REFORM ACT OF 1995, AS AMENDED, AND IS INCLUDING THIS STATEMENT FOR PURPOSES OF INDICATING SUCH INTENT. FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON CERTAIN ASSUMPTIONS AND DESCRIBE FUTURE PLANS, STRATEGIES AND EXPECTATIONS OF THE COMPANY, ARE GENERALLY IDENTIFIABLE BY USE OF THE WORDS "BELIEVE," "EXPECT," "INTEND," "ANTICIPATE," "ESTIMATE," "PROJECT" OR SIMILAR EXPRESSIONS. THE COMPANY'S ABILITY TO PREDICT RESULTS OR THE ACTUAL EFFECT OF FUTURE PLANS OR STRATEGIES IS INHERENTLY UNCERTAIN. FACTORS WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE OPERATIONS AND FUTURE PROSPECTS OF THE PARENT AND THE SUBSIDIARY INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN INTEREST RATES, GENERAL ECONOMIC CONDITIONS, LEGISLATIVE/REGULATORY CHANGES, MONETARY AND FISCAL POLICIES OF THE U.S. GOVERNMENT, INCLUDING POLICIES OF THE U.S. TREASURY AND THE FEDERAL RESERVE BOARD, THE QUALITY OR COMPOSITION OF THEIR LOAN OR INVESTMENT PORTFOLIOS, DEMAND FOR LOAN PRODUCTS, DEPOSIT FLOWS, COMPETITION, DEMAND FOR FINANCIAL SERVICES IN THE COMPANY'S MARKET AREA AND ACCOUNTING PRINCIPLES, POLICIES AND GUIDELINES. THESE RISKS AND UNCERTAINTIES SHOULD BE CONSIDERED IN EVALUATING FORWARD-LOOKING STATEMENTS AND UNDUE RELIANCE SHOULD NOT BE PLACED ON SUCH STATEMENTS. FURTHER INFORMATION CONCERNING THE COMPANY AND ITS BUSINESS, INCLUDING ADDITIONAL FACTORS THAT COULD MATERIALLY AFFECT THE COMPANY'S FINANCIAL RESULTS, IS INCLUDED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS:

As we look forward to the new millennium in just two years, we at West Suburban would like to take time to reflect on our past 35 years. We started in 1962 as a dream of our founders and, through their efforts, we have grown to 32 locations in four counties (DuPage, Will, Kane and Kendall). On December 31, 1997, West Suburban had $1.3 billion in assets. In 1997, we reported record earnings of $21.8 million which represents a 37% increase from the prior year. Our return on average assets increased to 1.71% in 1997, up from 1.38% for 1996.

During 1997, our book value per share grew by $32.40 (11.8%) to $306.02 at year end 1997 from $273.62 at year end 1996. Our dividends declared in 1997 increased by $2.50 (15.6%) per share to $18.50 per share in 1997 from $16.00 in 1996.

The year 1997 was a year of change for our organization. To help us provide better service to our customers we merged West Suburban Bank, West Suburban Bank of Downers Grove/Lombard, West Suburban Bank of Darien, West Suburban Bank of Carol Stream/Stratford Square and West Suburban Bank of Aurora, F.S.B. into West Suburban Bank on May 17, 1997. On November 1, 1997, we converted to a new computer system which is year 2000 compliant. As a result of our system conversion we expect to be able to offer electronic banking later this year.

In 1998, we will expand the number of our locations with a new facility at Eola Road and New York Avenue on the east side of Aurora. West Suburban will add its first Romeoville facility in an area that we believe will be greatly enhanced by a full service bank. We will also add a second facility in the Bartlett/Hanover Park area. In addition, we will look to the east side of St. Charles to enhance our position in the rapidly growing St. Charles area. We will continue to seek expansion opportunities as we build our delivery system and to grow with the communities in which we have facilities. In 1997, we also remodeled a number of our facilities to create a better banking environment for our customers.

In 1998, we will continue to offer the convenient hours of service that have set us apart from our competition. We will emphasize the areas that have made us successful like convenience, quality service, quality products, telebanking, extended hours and leading edge technology.

As always, we appreciate your continued support and welcome your comments, criticisms and suggestions. We could not have achieved our success without the support of our shareholders, customers, communities, friends and employees. Thank you everyone.

Sincerely,

/s/ Kevin J. Acker                                         /s/ Duane G. Debs
Kevin J. Acker                                             Duane G. Debs
Chairman of the Board                                      President and CFO

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

CORPORATE INFORMATION

The Company is a bank holding company headquartered in DuPage County, Illinois. The Company has two classes of common stock issued and outstanding and, in accordance with the terms of its articles of incorporation and bylaws, the Company treats both classes equally for all purposes including book value and dividend purposes. The shares of the Company's common stock are not traded on any stock exchange or on the over-the-counter market. The Company's per share book value as of the end of the indicated periods and dividends declared for the last two years are set forth in the following table:

YEAR            QUARTER       BOOK VALUE      DIVIDENDS DECLARED
----------------------------------------------------------------
1997              4TH           $306.02             $5.00
                  3RD            299.48              4.50
                  2ND            290.87              4.50
                  1ST            282.10              4.50
----------------------------------------------------------------
1996              4th           $273.62             $4.00
                  3rd            266.00              4.00
                  2nd            265.31              4.00
                  1st            258.36              4.00

BUSINESS REVIEW

The Company had total assets at December 31, 1997 of approximately $1.29 billion. As of December 31, 1997, the Subsidiary operated 32 facilities throughout DuPage, Kane, Kendall and Will Counties, with its business activities focusing primarily on the retail and commercial banking markets. The Company had a total of 460 full-time equivalent employees at December 31, 1997.

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

SELECTED QUARTERLY FINANCIAL DATA

                                FIRST     SECOND    THIRD    FOURTH
                               QUARTER   QUARTER   QUARTER   QUARTER
                           (Dollars in thousands, except per share data)
-----------------------------------------------------------------------------
            1997
INTEREST INCOME                $22,751   $24,278   $24,216   $23,963
NET INTEREST INCOME             12,460    12,849    12,767    12,432
PROVISION FOR LOAN LOSSES          295       276       276       776
OTHER OPERATING INCOME           5,738     2,234     2,029     2,395
OTHER OPERATING EXPENSE          7,795     7,423     6,787     7,685
NET INCOME                       6,565     4,833     5,123     5,263
NET INCOME PER SHARE - BASIC     15.18     11.17     11.85     12.17

-----------------------------------------------------------------------------

           1996
Interest income                $22,021   $21,378   $21,782   $23,377
Net interest income             12,774    12,480    12,193    12,752
Provision for loan losses          458       338       388       321
Other operating income           2,276     3,187     2,155     2,278
Other operating expense          7,674     6,982    11,616     7,878
Net income                       4,583     5,274     1,640     4,445
Net income per share - basic     10.60     12.19      3.79     10.28

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

                            REVIEW OF OPERATIONS


This past year presented West Suburban Bank with the challenge of adapting to significant changes within the organization. Our merger from five separate institutions into one, accomplished in May, allowed us to more efficiently utilize bank resources and create a more convenient banking environment for our customers. Later in the year, we upgraded our data processing capability with new software. In addition to improving our internal operations, the new software will allow us to offer enhancements to existing products as well as a number of entirely new services. These include additional features to our Telebank-24 bank-by-phone system and a PC Banking service that will allow customers to do their banking from their home computers. We are committed to reinforcing our personal, community oriented service with state-of-the-art convenience in electronic banking.

Amid these internal changes, we adapted to a marketplace characterized by increased competition for loans and deposits. We continued to promote our Master Equity Line, a product that combines the best features of a line of credit with the advantages of a fully amortizing loan. Additionally, we pursued home mortgage loans, an effort that we anticipate intensifying particularly if interest rates remain low. On the deposit side, our seasonal promotional certificates of deposit proved as popular as ever, including two springtime promotional certificates of deposit that generated over $65 million in deposits. Furthermore, we continued to offer our 5-Year Look-In Certificate of Deposit as well as our 4-Year Maximum Yield Certificate of Deposit. These two products are designed to protect customers from interest rate fluctuations, providing them with competitive alternatives to nonbank investments.

In the past year, we continued to explore new products, markets, delivery channels and methods to acquire new customers and strengthen our ties with existing customers. These efforts, along with our existing products and services, reflect our dedication to meeting the needs of our customers.

At West Suburban Bank, we feel our responsibility extends beyond our immediate customer base and into the communities we serve. As a community bank, we believe we have a special role to play an exemplary corporate citizen. This was expressed in 1997 both at the institutional level and through the efforts of our civic-minded employees, by participating in a wide range of not-for-profit organizations and by making regular donations of private gifts to community organizations.

We look to 1998 with optimism, and remain dedicated to meeting the needs of our customers and the communities in which they live. We anticipate expanding into new markets and strengthening our presence in existing markets, by opening new facilities and improving certain of our current facilities. We will remain committed to innovative financial thinking, offering a broad range of accessible products, improving delivery channels, maintaining high levels of customer service and dedication to the community. We are confident that we have demonstrated this commitment in the past, and look forward to meeting these challenges in the future while remaining profitable and enhancing shareholder value.

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

[Deloitte & Touche LLP Letterhead]




INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
West Suburban Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc. and subsidiary (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of West Suburban Bancorp, Inc. and subsidiary at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Chicago, Illinois
January 30, 1998

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------


                           WEST SUBURBAN BANCORP, INC.
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                             (Dollars in thousands)

                                                           --------------
                                                               1997             1996
                                                             ----------    ----------
ASSETS

Cash and due from banks                                         $38,251       $38,520
Interest-earning deposits in financial institutions                 343           240
Federal funds sold                                               21,740        29,890
                                                             ----------    ----------
  Total cash and cash equivalents                                60,334        68,650
Investment securities:
  Available for sale (amortized cost of $218,892 in 1997;
    $159,614 in 1996)                                           218,587       158,578
  Held to maturity (fair value of $199,905 in 1997;
    $170,202 in 1996)                                           199,292       170,191
Loans, less allowance for loan losses of $9,772 in 1997;
    $9,603 in 1996                                              762,538       784,242
Premises and equipment, net                                      31,142        30,130
Other real estate                                                 2,450         2,757
Accrued interest and other assets                                19,348        21,056
                                                             ----------    ----------
     TOTAL ASSETS                                            $1,293,691    $1,235,604
                                                             ----------    ----------
                                                             ----------    ----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
  Noninterest-bearing                                          $123,969      $102,583
  Interest-bearing                                            1,020,980       996,814
                                                             ----------    ----------
    Total deposits                                            1,144,949     1,099,397
FHLB advances                                                                   1,350
Accrued interest and other liabilities                           16,389        16,519
                                                             ----------    ----------
    TOTAL LIABILITIES                                         1,161,338     1,117,266
                                                             ----------    ----------
Shareholders' equity:
 Common stock, Class A, no par value; 1,000,000
  shares authorized; 347,015 shares issued and outstanding        2,774         2,774
 Common stock, Class B, no par value; 1,000,000
  shares authorized; 85,480 shares issued and outstanding           683           683
 Surplus                                                         38,066        38,066
 Retained earnings                                               91,014        77,439
 Unrealized loss on securities available for sale, net of
  tax benefit of ($121) in 1997; ($412) in 1996                    (184)         (624)
                                                             ----------    ----------
  TOTAL SHAREHOLDERS' EQUITY                                    132,353       118,338
                                                             ----------    ----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $1,293,691    $1,235,604
                                                             ----------    ----------
                                                             ----------    ----------
                                                           --------------


The accompanying notes are an integral part of the consolidated financial statements.

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

                          WEST SUBURBAN BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                  (Dollars in thousands, except per share data)

                                                           -----------
                                                              1997                   1996                1995
                                                             -------                -------             -------
INTEREST INCOME
   Loans, including fees                                     $69,414                $70,759             $67,381
                                                             -------                -------             -------
   Investment securities:
      Taxable                                                 21,979                 13,859              12,801
      Nontaxable                                               1,825                  2,084               1,290
                                                             -------                -------             -------
         Total investment securities                          23,804                 15,943              14,091
   Deposits in financial institutions                             12                     16                   7
   Federal funds sold                                          1,978                  1,840               1,949
                                                             -------                -------             -------
         Total interest income                                95,208                 88,558              83,428
                                                             -------                -------             -------
INTEREST EXPENSE
   Deposits                                                   44,313                 37,787              36,988
   Other                                                         387                    572                 426
                                                             -------                -------             -------
         Total interest expense                               44,700                 38,359              37,414
                                                             -------                -------             -------
         Net interest income                                  50,508                 50,199              46,014
PROVISION FOR LOAN LOSSES                                      1,623                  1,505               1,850
                                                             -------                -------             -------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES           48,885                 48,694              44,164
                                                             -------                -------             -------
OTHER OPERATING INCOME
   Service fees                                                3,414                  3,746               3,529
   Trust fees                                                    171                    157                 243
   Net gain on sales of loans                                    280                    151                 110
   Loan servicing                                                659                    899                 941
   Net realized gain on sales of investment securities
      available for sale                                         136                    449                  41
   Net gain on sale of other real estate                       1,466                     55                  12
   Litigation settlement                                       2,344
   Other                                                       3,926                  4,439               2,948
                                                             -------                -------             -------
         Total other operating income                         12,396                  9,896               7,824
                                                             -------                -------             -------
OTHER OPERATING EXPENSE
   Salaries and employee benefits                             15,849                 14,954              13,228
   Occupancy                                                   2,901                  2,743               2,604
   Furniture and equipment                                     2,802                  2,655               2,413
   FDIC insurance premiums                                       172                  1,113               1,213
   Professional fees                                             829                  1,062               1,106
   Data processing                                               772                    827                 967
   Other real estate                                             523                  5,042               3,516
   Other                                                       5,842                  5,754               5,145
                                                             -------                -------             -------
         Total other operating expense                        29,690                 34,150              30,192
                                                             -------                -------             -------
INCOME BEFORE INCOME TAXES                                    31,591                 24,440              21,796
INCOME TAXES                                                   9,807                  8,498               8,271
                                                             -------                -------             -------
NET INCOME                                                   $21,784                $15,942             $13,525
                                                             -------                -------             -------
                                                             -------                -------             -------

EARNINGS PER SHARE - BASIC                                    $50.37                 $36.86              $31.27
                                                             -------                -------             -------
                                                             -------                -------             -------
                                                           -----------

The accompanying notes are an integral part of the consolidated financial statements.

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

                        WEST SUBURBAN BANCORP, INC.
        CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
               YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                          (Dollars in thousands)

                                                                                       Unrealized
                                                                                       Gain (Loss)
                                               Class A  Class B                       on Securities           Total
                                                Common   Common           Retained  Available For Sale,   Shareholders'
                                                 Stock    Stock  Surplus  Earnings     Net of Taxes          Equity
                                               -------  -------  -------  --------  -------------------   -------------
BALANCE, JANUARY 1, 1995                        $2,774    $683   $38,066   $61,378       ($4,930)           $97,971

Net income                                                                  13,525                           13,525
Cash dividends declared                                                     (6,487)                          (6,487)
Change in net unrealized gain (loss) on
  securities available for sale, net of taxes                                              5,159              5,159
                                                ------    ----   -------   -------         ------          --------
BALANCE, DECEMBER 31, 1995                       2,774     683    38,066    68,416           229            110,168

Net income                                                                  15,942                           15,942
Cash dividends declared                                                     (6,919)                          (6,919)
Change in net unrealized gain (loss) on
  securities available for sale, net of taxes                                               (853)              (853)
                                                ------    ----   -------   -------         ------          --------
BALANCE, DECEMBER 31, 1996                       2,774     683    38,066    77,439          (624)           118,338
                                              -----------------------------------------------------------------------

Net income                                                                  21,784                           21,784
Cash dividends declared                                                     (8,001)                          (8,001)
Change in net unrealized gain (loss) on
  securities available for sale, net of taxes                                                440                440
Purchase of minority interest in
  subsidiaries                                                                (208)                            (208)
                                                ------    ----   -------   -------         ------          --------
BALANCE, DECEMBER 31, 1997                      $2,774    $683   $38,066   $91,014         ($184)          $132,353
                                                ------    ----   -------   -------         ------          --------
                                                ------    ----   -------   -------         ------          --------
                                              -----------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

                           WEST SUBURBAN BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                             (Dollars in thousands)

                                                 ------------
                                                     1997         1996        1995
                                                   --------    ---------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                        $21,784      $15,942     $13,525
                                                   --------    ---------    --------

  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                   3,236        2,974       2,720
      Provision for loan losses                       1,623        1,505       1,850
      Provision for deferred income tax (benefit)     1,342       (2,185)       (593)
      Net premium amortization and discount
        accretion of investment securities              502          487         463
      Net realized gain on sales of
        securities available for sale                  (136)        (449)        (41)
      Net gain on sale of loans held for sale          (280)        (151)       (110)
      Proceeds from sale of loans held for sale       3,296          727       1,964
      Origination of loans held for sale             (4,491)      (1,043)     (3,038)
      Provision for loss on other real estate                      5,460       1,543
      Loss (gain) on sale of premises and
        equipment                                        (8)          90         (31)
      Net gain on sale of other real estate          (1,466)         (55)        (12)
      Decrease (increase) in accrued interest
        and other assets                                 72       (1,165)      2,835
     (Decrease) increase in accrued interest
        and other liabilities                          (561)       2,114       3,606
                                                   --------    ---------    --------
          Total adjustments                           3,129        8,309      11,156
                                                   --------    ---------    --------
      NET CASH PROVIDED BY OPERATING ACTIVITIES      24,913       24,251      24,681
                                                   --------    ---------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Investment securities available for sale:
    Proceeds from sales                              11,414       30,160       9,087
    Proceeds from maturities                         92,057       16,721       3,162
    Purchases                                      (163,281)     (72,537)    (24,676)
  Investment securities held to maturity:
    Proceeds from maturities                         82,407       48,343      55,632
    Purchases                                      (111,341)    (102,353)    (63,016)
  Purchase of minority interest in
    subsidiaries                                       (208)
  Net decrease (increase) in loans                   20,605      (26,697)    (53,869)
  Purchases of premises and equipment                (4,248)      (4,017)     (5,273)
  Proceeds from sale of premises and
    equipment                                             8           29          32
  Proceeds from sale of other real estate             2,725        2,259       2,330
                                                   --------    ---------    --------
      NET CASH USED IN INVESTING ACTIVITIES        ($69,862)   ($108,092)   ($76,591)
                                                   --------    ---------    --------
                                                 ------------

The accompanying notes are an integral part of the consolidated financial statements.

-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

                           WEST SUBURBAN BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                   (CONTINUED)
                             (Dollars in thousands)

                                                 ------------
                                                     1997         1996        1995
                                                   --------    ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in total deposits                    $45,552      $69,608    $106,531
 (Decrease) increase in FHLB advances                (1,350)       1,350      (9,940)
  Cash dividends paid                                (7,569)      (6,812)     (6,379)
                                                   --------    ---------    --------
    NET CASH PROVIDED BY FINANCING ACTIVITIES        36,633       64,146      90,212
                                                   --------    ---------    --------
NET (DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS                                   (8,316)     (19,695)     38,302
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR       68,650       88,345      50,043
                                                   --------    ---------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR            $60,334      $68,650     $88,345
                                                   --------    ---------    --------
                                                   --------    ---------    --------
Supplemental cash flow information:
  Cash paid during the year for:
    Interest on deposits and other borrowings       $42,229      $37,694     $35,707
    Income taxes                                      9,407       10,244       7,673
  Transfers from loans to other real estate             951        2,104       1,721
  Transfer of investment securities from held to
    maturity to available for sale                                            32,288
                                                 ------------

The accompanying notes are an integral part of the consolidated financial statements.

-----------------------------------------------------------------------------

-------------------------------------------------------------------------------

                           WEST SUBURBAN BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
During the first quarter of 1997, West Suburban Bank (the "Subsidiary") received approvals from the Federal Deposit Insurance Corporation ("FDIC"), the Office of the Illinois Commissioner of Banks and Real Estate and the Office of Thrift Supervision to merge the four bank subsidiaries and the thrift subsidiary into one state chartered bank under the name "West Suburban Bank." On May 17, 1997, the subsidiaries were merged and since that date, West Suburban Bancorp, Inc. (the "Parent") has conducted its banking activities through its single bank subsidiary. The merger had no significant impact on the Company's financial condition or results of operations. The Parent together with the Subsidiary may be referred to as the "Company." The consolidated financial statements include the accounts of the Parent and the Subsidiary. Significant intercompany accounts and transactions have been eliminated.

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

INVESTMENT SECURITIES
Debt and marketable equity securities are classified into two categories, "held to maturity" and "available for sale." Held to maturity securities include those debt securities where the Company has both the ability and positive intent to hold them to maturity. Securities not meeting these criteria are classified as available for sale. Held to maturity securities are carried at amortized historical cost while available for sale securities are carried at fair value with net unrealized gains and losses (net of tax) reported as a separate component of shareholders' equity. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. The Company does not engage in trading activities. The Company has not utilized futures, forwards, swaps or option contracts in order to manage its interest rate risk or otherwise.

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

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

The Company reviews its commercial and real estate construction and non-residential mortgage loans on a quarterly basis to determine the amount of impairment, if any. Impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the loan's collateral, if repayment of the loan is collateral dependent. A valuation allowance is maintained for the amount of impairment. Generally, loans 90 or more days past due and all loans on a nonaccrual basis are considered impaired. Interest income on impaired loans is recognized in a manner consistent with the Company's interest policy.

LOANS HELD FOR SALE
Loans are identified as either held for investment or held for sale upon their origination. Loans held for sale are recorded at the lower of amortized cost or market value, determined on an aggregate basis. Unrealized losses, if any, are recognized on a current basis.

MORTGAGE SERVICING RIGHTS
Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") 122, "Accounting for Mortgage Servicing Rights," which requires certain accounting for mortgage servicing rights and the valuation and recognition of impairment of mortgage servicing rights. The adoption of SFAS 122 did not have a material effect on the Company's financial condition or results of operations. In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS 125, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which supercedes SFAS 122. The adoption of SFAS 125 did not have a material effect on the Company's financial condition or results of operations.

PREMISES AND EQUIPMENT
Premises and equipment are stated at cost less accumulated depreciation, which is generally computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

OTHER REAL ESTATE
Other real estate includes properties acquired in partial or total settlement of problem loans. The properties are recorded at the lower of cost or fair value less estimated selling costs at the date acquired. Losses arising at the time of acquisition of such properties are charged to the allowance for loan losses. Any subsequent decline in value is charged to current operations. The revenue received from, and expenses incurred in maintaining, such properties are also included in current operations. The amounts the Company could ultimately recover from other real estate could differ materially from the amounts used in determining the net carrying value of the assets because of future market factors beyond the Company's control or changes in the Company's strategy for recovering its investment. Management believes the net carrying value of other real estate is a reasonable estimate of its fair value.

INTANGIBLES
The Company accounted for the acquisition of its former thrift subsidiary using the purchase method of accounting. The related intangibles are being amortized over 15 years using the straight-line method.

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

INCOME TAXES
Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company files consolidated federal and state income tax returns.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

EARNINGS PER SHARE
The Company adopted SFAS 128, "Earnings per Share," in 1997, which revised the standards for computing and presenting basic and diluted earnings per share. All prior periods have been restated. Earnings per share are calculated on the basis of the daily weighted average number of shares outstanding. The Company has no dilutive potential common shares outstanding.

CASH FLOWS
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-earning deposits in financial institutions and federal funds sold. Generally, federal funds are sold for one day periods.

NEW ACCOUNTING STANDARDS
In June 1996, the FASB issued SFAS 125, which provides new accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a "financial-components" approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 was effective for the Company beginning January 1, 1997. The adoption of SFAS 125 did not have a material impact on the Company's financial condition or results of operations.

In December 1996, FASB issued SFAS 127, "Deferral of the Effective Date of Certain Provisions of SFAS 125," which deferred the effective date of certain of the provisions of SFAS 125 for one year. The Company believes the adoption of these provisions will not have a material impact on its financial condition or results of operations.

RECLASSIFICATIONS
Certain reclassifications have been made in prior years' financial statements to conform with the current year's presentation.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale are as follows at December 31:

-------------------------------------------------------------------------------

                                                                                             1997
                                                      ---------------------------------------------------------------------------
                                                                               Gross               Gross             Fair
                                                       Amortized Cost     Unrealized Gains   Unrealized Losses      Value
                                                      ------------------  -----------------  ------------------ -----------------
Corporate                                                      $170,335               $498              ($506)          $170,327
U.S. government agencies and corporations                        26,550                120               (537)            26,133
U.S. Treasury                                                    12,084                                   (73)            12,011
States and political subdivisions                                 1,178                 19                                 1,197
                                                      ------------------  -----------------  ------------------ -----------------
    Total debt securities                                       210,147                637             (1,116)           209,668
Federal Home Loan Mortgage Corp.
  Preferred Stock and other equity securities                     8,745                181                 (7)             8,919
                                                      ------------------  -----------------  ------------------ -----------------
      Total                                                    $218,892               $818            ($1,123)          $218,587
                                                      ==================  =================  ================== =================
-------------------------------------------------------------------------------

                                                                                             1996
                                                      ---------------------------------------------------------------------------
                                                                               Gross               Gross             Fair
                                                       Amortized Cost     Unrealized Gains   Unrealized Losses      Value
                                                      ------------------  -----------------  ------------------ -----------------
Corporate                                                       $64,634               $283              ($322)           $64,595
U.S. government agencies and corporations                        63,591                134               (890)            62,835
U.S. Treasury                                                    16,151                                  (206)            15,945
States and political subdivisions                                 1,168                  8                 (3)             1,173
                                                      ------------------  -----------------  ------------------ -----------------
    Total debt securities                                       145,544                425             (1,421)           144,548
Federal Home Loan Mortgage Corp.
  Preferred Stock and other equity securities                    14,070                 16                (56)            14,030
                                                      ------------------  -----------------  ------------------ -----------------
      Total                                                    $159,614               $441            ($1,477)          $158,578
                                                      ==================  =================  ================== =================

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

The amortized cost and fair value of investment securities held to maturity are as follows at December 31:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              1997
                                                        -------------------------------------------------------------------------
                                                        Amortized Cost          Gross               Gross           Fair Value
                                                                              Unrealized         Unrealized
                                                                                Gains              Losses
                                                        ----------------    ---------------    ----------------   ---------------
U.S. government agencies and corporations                      $162,176               $134              ($168)          $162,142
States and political subdivisions                                37,116                679                (32)            37,763
                                                        ----------------    ---------------    ----------------   ---------------
      Total                                                    $199,292               $813              ($200)          $199,905
                                                        ================    ===============    ================   ===============
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                          1996
                                                        -------------------------------------------------------------------------
                                                        Amortized Cost          Gross               Gross           Fair Value
                                                                              Unrealized         Unrealized
                                                                                Gains              Losses
                                                        ----------------    ---------------    ----------------   ---------------
U.S. government agencies and corporations                      $130,250               $164              ($383)          $130,031
States and political subdivisions                                39,941                312                (82)            40,171
                                                        ----------------    ---------------    ----------------   ---------------
      Total                                                    $170,191               $476              ($465)          $170,202
                                                        ================    ===============    ================   ===============

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 1997 by contractual maturity are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                       Available for Sale                         Held to Maturity
                                             ---------------------------------------    --------------------------------------
                                                 Amortized                Fair              Amortized               Fair
                                                    Cost                 Value                 Cost                 Value
                                             -----------------     -----------------    -----------------     ----------------
Due in 1 year or less                                 $57,889               $57,942              $16,204              $16,198
Due after 1 year through 5 years                      142,638               142,618              162,732              162,897
Due after 5 years through 10 years                      9,335                 8,823                7,669                7,858
Due after 10 years                                        285                   285               12,687               12,952
                                             -----------------     -----------------    -----------------     ----------------
     Total                                           $210,147              $209,668             $199,292             $199,905
                                             =================     =================    =================     ================
-----------------------------------------------------------------------------------------------------------------------------------

Gross gains and gross (losses) of $150 and ($14), $476 and ($27), $161 and ($120) were realized on sales in 1997, 1996 and 1995, respectively.

Investment securities with a carrying value of approximately $24,688 and $29,848 at December 31, 1997 and 1996, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

NOTE 3 - LOANS

Major classifications of loans were as follows at December 31:

                        -----------------------------
                                     1997                         1996
                            ----------------------       ----------------------
Commercial                         $213,167                     $232,210
Installment                          41,191                       37,511
Real estate:
  Mortgage                          292,675                      299,664
  Home equity                       127,587                      124,805
  Construction                       72,415                       73,432
  Held for sale                       4,491                        1,043
VISA - credit card                   16,235                       17,951
Other                                 4,549                        7,229
                            ----------------------       ----------------------
      Total                         772,310                      793,845
Allowance for loan losses            (9,772)                      (9,603)
                            ----------------------       ----------------------
      Loans, net                   $762,538                     $784,242
                            ----------------------       ----------------------
                            ----------------------       ----------------------
                        -----------------------------

The Company makes commercial, personal and residential loans primarily to customers throughout the western suburbs of Chicago. The Company's loans to the construction and land development industries represented 9.4% and 9.3% of total loans at December 31, 1997 and 1996, respectively. The Company's real estate construction loans are generally made within its market area. The Company manages this exposure by continually reviewing local market conditions and closely monitoring collateral values.

Loans on which the accrual of interest has been discontinued or reduced amounted to $3,042, $2,283 and $1,478 at December 31, 1997, 1996 and 1995,
respectively. If interest on those loans had been accrued, such income would have approximated $321, $136 and $146 for 1997, 1996 and 1995, respectively.

Changes in the allowance for loan losses were as follows for the years ended December 31:

                                                  ---------------------------
                                                              1997                         1996                          1995
                                                   ----------------------       ----------------------        ---------------------
Balance, beginning of year                                        $9,603                       $8,900                       $8,445
   Provision for loan losses                                       1,623                        1,505                        1,850
   Loans charged-off                                              (1,732)                      (1,097)                      (1,729)
   Recoveries                                                        278                          295                          334
                                                   ----------------------       ----------------------        ---------------------
Balance, end of year                                              $9,772                       $9,603                       $8,900
                                                   ======================       ======================        =====================
                                                ---------------------------

The Company's impaired loans consisted of commercial and non-residential mortgage loans totaling $17,156 at December 31, 1997 and $17,755 at December 31, 1996. Of these impaired loans, $2,496 required a valuation allowance of $676 at December 31, 1997 compared to impaired loans of $1,422 with a valuation allowance of $182 at December 31, 1996. The average outstanding balance of impaired loans was approximately $15,718 and $17,389 for the years ended December 31, 1997 and 1996, respectively. The interest income recognized on impaired loans was approximately $1,783 and $1,706 for the years ended December 31, 1997 and 1996, respectively. The Company had no impaired real estate construction loans during 1997 or 1996.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers. At December 31, 1997 and 1996, the Company was servicing loans for the benefit of others with aggregate unpaid principal balances of $148,386 and $296,282, respectively.

At December 31, 1997, the Company had no outstanding banker's acceptances compared to $304 at December 31, 1996.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

NOTE 4 - PREMISES AND EQUIPMENT

Major classifications of these assets are summarized as follows at December 31:

                         -------------------------
                                    1997                          1996
                           ---------------------         ----------------------
Land                                      $5,848                         $5,848
Premises                                  26,060                         24,944
Leasehold improvements                       679                            679
Furniture and equipment                   28,625                         25,612
                           ---------------------         ----------------------
                                          61,212                         57,083
Less accumulated depreciation
 and amortization                        (30,070)                       (26,953)
                           ---------------------         ----------------------
   Total                                 $31,142                        $30,130
                           =====================         ======================

                        --------------------------

NOTE 5 - DEPOSITS

The major categories of deposits are summarized as follows at December 31:

                       --------------------------
                                  1997                          1996
                         ----------------------        ---------------------
Demand and other
 noninterest-bearing                   $123,969                     $102,583
NOW accounts                             49,162                      182,861
Money market savings                    465,970                      342,872
Time, $100,000 and over                  84,083                       86,343
Time, other                             421,765                      384,738
                         ----------------------        ---------------------
   Total                             $1,144,949                   $1,099,397
                         ======================        =====================

                       --------------------------

Interest expense on interest-bearing deposits is summarized as follows for the years ended December 31:

                                                      --------------------------
                                                                1997                       1996                        1995
                                                         --------------------        ------------------        ------------------
NOW accounts                                                          $1,374                    $2,836                    $3,057
Money market savings                                                  13,100                    12,314                    13,836
Time, $100,000 and over                                                5,100                     3,675                     2,848
Time, other                                                           24,739                    18,962                    17,247
                                                         --------------------        ------------------        ------------------
   Total                                                             $44,313                   $37,787                   $36,988
                                                         ====================        ==================        ==================
                                                      --------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

NOTE 6 - INCOME TAXES

The income tax provision reflected in the Consolidated Statements of Income is as follows for the years ended December 31:

                                                  --------------------------
                                                              1997                        1996                        1995
                                                      ---------------------       ---------------------        --------------------
Current:
   Federal                                                          $7,271                      $9,068                      $7,593
   State                                                             1,194                       1,615                       1,271
Deferred                                                             1,342                      (2,185)                       (593)
                                                      ---------------------       ---------------------        --------------------
   Total                                                            $9,807                      $8,498                      $8,271
                                                      =====================       =====================        ====================

                                                  --------------------------

A reconciliation between taxes computed at the statutory income tax rates and the consolidated effective tax rates follows:

                                                  --------------------------
                                                              1997                      1996               1995
                                                       ----------------          ---------------    ----------------
Statutory income tax rates                                         35.0%                   35.0%               35.0%
(Decrease) increase in taxes resulting from:
   Federal tax-exempt income                                       (2.8)                   (3.9)               (2.3)
   State income taxes, net of federal tax benefit                   4.8                     4.8                 4.8
   Resolution of Internal Revenue Service Examination              (3.4)
   Other                                                           (2.6)                   (1.1)                0.4
                                                       ----------------          ---------------    ----------------
Consolidated effective tax rates                                   31.0%                   34.8%               37.9%
                                                        ===============          ===============    ================
                                                   --------------------------

The temporary differences which created deferred tax assets and liabilities at December 31 are detailed below:

                                                                  --------------------------
                                                                             1997                         1996
                                                                    ------------------        ---------------------
Deferred tax assets:
   Allowance for loan loss                                                     $3,377                        $3,208
   Deferred compensation                                                        1,374                           991
   Unrealized loss on securities available for sale                               121                           412
   Other                                                                                                      1,892
                                                                    ------------------         ---------------------
      Total deferred tax assets                                                 4,872                         6,503
                                                                    ------------------         ---------------------
Deferred tax liabilities:
   Depreciation                                                                   707                           935
   Other                                                                          230
                                                                    ------------------         ---------------------
      Total deferred tax liabilities                                              937                           935
                                                                    ------------------         ---------------------
      Net deferred tax assets                                                  $3,935                        $5,568
                                                                    ==================         =====================
                                                                ----------------------------

                         NOTE 7 - EMPLOYEE BENEFIT PLANS

As of December 31, 1997, the Company maintained an employee stock ownership plan, The West Suburban Bank Employee Stock Ownership Plan (the "Plan"), covering substantially all full-time employees who have satisfied specific age and service requirements. The Plan is a tax-qualified stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan is designed to provide incentives to participants by granting them an interest in the Company's common stock in which the Plan invests. The Plan is an individual account defined contribution plan, which means that an individual account is established for each participant of the Plan and that the amount of benefits payable upon retirement, termination, disability or death is based upon service and the amount of the employer's contributions and any income, expenses, gains or losses which may have been allocated to the participant's account. Annual contributions were made in accordance with resolutions passed by the board of directors of the Subsidiary and in aggregate amounted to $1,347 in 1997, $1,221 in 1996 and $1,117 in 1995. The Subsidiary also maintains deferred compensation plans in which former and current executive officers participate. The deferred compensation expense for the years ended December 31, 1997, 1996 and 1995 amounted to $204, $406 and $219, respectively. These plans are not qualified under the Code and, therefore, tax deductions are allowed only when benefits are paid.

-------------------------------------------------------------------------------

During 1996, the Company terminated the Aurora Federal Savings Bank, F.S.B. Pension Plan (the "Aurora Pension Plan"). The Aurora Pension Plan was a successor plan to the Financial Institutions Retirement Fund program (the "FIRF Plan") which the former thrift subsidiary maintained prior to its acquisition by the Company. As a result of the termination of the Aurora Pension Plan, approximately $1.1 million of excess assets reverted to the Company. This amount was recognized as income by the Company during 1996 and is reflected in other operating income-other.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

The Company's exposure to credit risk in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company generally requires collateral or other security to support financial instruments with credit risk. A summary of the contractual amount of the Company's exposure to off-balance-sheet risk as of December 31 is as follows:

                                                               --------------------------
                                                                           1997                         1996
                                                                   ---------------------        ---------------------
Financial instruments whose contractual amounts represent credit risks:
      Commitments to extend credit                                             $292,527                     $353,460
      Letters of credit                                                          19,912                       32,566

                                                               --------------------------

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

Letters of credit written are conditional commitments issued by the Company to either extend credit to a customer or guarantee the performance of a customer to a third party. Guarantees of performance are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments varies.

NOTE 9 - CONTINGENT LIABILITIES

The Company is a party to various legal actions arising from normal business activities. Management believes that pending actions are either without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's consolidated financial position or results of operations.

NOTE 10 - FINANCIAL INSTRUMENTS FAIR VALUE DISCLOSURE

Estimated fair values of financial instruments have been calculated based on certain assumptions and selected data from within the Company's various financial instrument classifications. For short-term maturing assets (i.e., cash and due from banks, federal funds sold and interest-earning deposits in financial institutions) it has been assumed that their estimated fair values approximate their carrying values. Similarly, for loans and deposits with variable interest rates, it has been assumed that their estimated fair values also approximate their carrying values.


------------------------------------------------------------------------------

The estimated fair values of the Company's financial instruments as of December 31 are set forth in the table below:

                                                  ------------------------------------------
                                                                      1997                                        1996
                                                      -------------------------------------    ------------------------------------
                                                      Carrying Value       Estimated Fair      Carrying Value      Estimated Fair
                                                                               Value                                    Value
                                                      ----------------    -----------------    ----------------    ----------------
Financial assets:
  Cash and cash equivalents                                   $60,334              $60,334             $68,650             $68,650
  Investment securities:
    Available for sale                                        218,587              218,587             158,578             158,578
    Held to maturity                                          199,292              199,905             170,191             170,202
  Loans, less allowance for loan losses                       762,538              772,410             784,242             779,945
                                                      ----------------    -----------------    ----------------    ----------------
     Total financial assets                                $1,240,751           $1,251,236          $1,181,661          $1,177,375
                                                      ================    =================    ================    ================

Financial liabilities:
  Deposits                                                 $1,144,949           $1,159,387          $1,099,397          $1,100,862
  Short-term borrowings                                                                                  3,271               3,271
                                                      ----------------    -----------------    ----------------    ----------------
     Total financial liabilities                           $1,144,949           $1,159,387          $1,102,668          $1,104,133
                                                      ================    =================    ================    ================

                                                  ----------------------------------------

The fair values for investment securities were derived from quoted market values as of the close of business on December 31, 1997 and 1996 when available, or, when quotes were not available, the fair value was estimated based on quoted prices of comparable securities. The fair values for loans, less allowance for loan losses were estimated by discounting the future cash flows from loan repayments using current interest rates for loans having comparable maturities. The fair values for deposits were estimated using the present value discounted cash flow method at discount rates comparable to current market rates for similar liabilities.

Off-balance-sheet items totaled $312,439 at December 31, 1997 and $386,026 at December 31, 1996 and are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding. There is no material difference between the contractual amount and the estimated fair value of off-balance-sheet items.

NOTE 11 - RELATED PARTY TRANSACTIONS

Certain directors and officers of the Company, and some of the corporations and firms with which these individuals are associated, are customers of the Subsidiary in the ordinary course of business, and/or are indebted to the Subsidiary for loans of $60,000 or more. It is anticipated that they will continue to be customers of and indebted to the Subsidiary in the future. All such loans, however, were made in the ordinary course of business, did not involve more than the normal risk of collectibility or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral provided, as those prevailing at the same time for comparable loans made by the Subsidiary in transactions with unaffiliated persons, although directors were regularly allowed the lowest interest rate given to others on personal loans.

Certain officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, were indebted to the Company in the aggregate amount of $22,570 and $20,376 at December 31, 1997 and 1996, respectively. During 1997, $28,740 in additions and $26,546 in reductions were made.

NOTE 12 - INVESTMENT IN SUBSIDIARY AND REGULATORY RESTRICTIONS

The Parent is economically dependent on the cash dividends received from the Subsidiary. These dividends represent the primary cash flow used to fund dividend payments to the Parent's shareholders. Cash dividends received by the Parent amounted to $20,747, $8,136 and $7,401 for the years ended December 31, 1997, 1996 and 1995, respectively. The Company and the Subsidiary are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, each entity must meet specific capital guidelines that involve quantitative measures of each entity's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.


------------------------------------------------------------------------------

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes as of December 31, 1997, that the Company and the Subsidiary met all capital adequacy requirements to which they were subject.

Management's present policy is to limit the amount of dividends from the Subsidiary such that the Subsidiary qualifies as a "well-capitalized" institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended, thereby minimizing the amount of FDIC insurance premiums paid by the Subsidiary and providing capital to fund growth. As of December 31, 1997, the Subsidiary could pay, in the aggregate, dividends totaling $16,147 to the Parent while remaining a "well-capitalized" institution. The Subsidiary could pay additional dividends without seeking regulatory approval.

As of December 31, 1997 and 1996, the most recent notification from the FDIC categorized the Company and Subsidiary as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Parent and the Subsidiary must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would result in a change of the Company's or the Subsidiary's category. The capital amounts and ratios of the Company and the Subsidiary are also presented in the table:

-----------------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1997                                                     Actual         For Capital Adequacy       To Be Well
                                                                                                 Purposes            Capitalized
                                                                     --------------------- -------------------- -------------------
 TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):                              AMOUNT      RATIO     AMOUNT      RATIO    AMOUNT     RATIO
                                                                     ------------ -------- ----------- -------- ---------- --------
West Suburban Bancorp, Inc.                                          $140,781      13.7%    $82,252       8.0%        N/A      N/A
West Suburban Bank                                                    120,242      11.6      83,276       8.0    $104,095     10.0%
 TIER I CAPITAL (TO RISK WEIGHTED ASSETS):
West Suburban Bancorp, Inc.                                           131,009      12.7      41,126       4.0         N/A      N/A
West Suburban Bank                                                    110,470      10.6      41,638       4.0      62,457      6.0
 TIER I CAPITAL (TO AVERAGE ASSETS):
West Suburban Bancorp, Inc.                                           131,009      10.2      51,386       4.0         N/A      N/A
West Suburban Bank                                                    110,470       8.3      53,400       4.0      66,750      5.0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1996                                                     Actual         For Capital Adequacy       To Be Well
                                                                                                 Purposes            Capitalized
                                                                     --------------------- -------------------- -------------------
 TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):                              AMOUNT      RATIO     AMOUNT      RATIO     AMOUNT     RATIO
                                                                     ------------ -------- ----------- -------- ---------- --------
West Suburban Bancorp, Inc.                                           $126,811      13.0%    $78,199       8.0%        N/A      N/A
West Suburban Bank                                                      41,682      10.8      30,834       8.0     $38,543     10.0%
West Suburban Bank of Downers Grove/Lombard                             17,310      16.6       8,344       8.0      10,429     10.0
West Suburban Bank of Darien                                            23,045      14.0      13,178       8.0      16,473     10.0
West Suburban Bank of Carol Stream/Stratford Square                     17,723      11.8      12,004       8.0      15,005     10.0
 TIER I CAPITAL (TO RISK WEIGHTED ASSETS):
West Suburban Bancorp, Inc.                                            117,208      12.0      39,099       4.0         N/A      N/A
West Suburban Bank                                                      38,036       9.9      15,417       4.0      23,126      6.0
West Suburban Bank of Downers Grove/Lombard                             16,000      15.3       4,172       4.0       6,258      6.0
West Suburban Bank of Darien                                            21,023      12.8       6,589       4.0       9,884      6.0
West Suburban Bank of Carol Stream/Stratford Square                     16,490      11.0       6,002       4.0       9,003      6.0
 TIER I CAPITAL (TO AVERAGE ASSETS):
West Suburban Bancorp, Inc.                                            117,208       9.8      47,843       4.0         N/A      N/A
West Suburban Bank                                                      37,825       8.0      18,921       4.0      23,651      5.0
West Suburban Bank of Downers Grove/Lombard                             15,761      10.8       5,822       4.0       7,277      5.0
West Suburban Bank of Darien                                            20,959       9.1       9,204       4.0      11,506      5.0
West Suburban Bank of Carol Stream/Stratford Square                     16,385       7.9       8,256       4.0      10,320      5.0
-----------------------------------------------------------------------------------------------------------------------------------

At December 31, 1996, West Suburban Bank of Aurora, F.S.B. maintained a core capital ratio of 11.3%, a tangible capital ratio of 13.2% and a total risk-based capital ratio of 14.2%.


------------------------------------------------------------------------------

In accordance with the regulations of the Board of Governors of the Federal Reserve System, the Subsidiary must maintain noninterest-earning cash balances with the Federal Reserve Bank of Chicago. The average amount of these balances for years ended December 31, 1997 and 1996 was approximately $10,436 and $7,767, respectively.

NOTE 13 - COMMON STOCK

The Company's common stock is divided into two classes consisting of Class A and Class B common stock. Except as required by law, the rights, powers and limitations of the Class A common stock and Class B common stock are identical.

NOTE 14 - NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, FASB issued SFAS 130, "Reporting Comprehensive Income," which requires businesses to disclose comprehensive income and its components in their general-purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997, with reclassification of comparative financial statements and is applicable to interim periods. The Company has not yet completed its analysis of the impact of adoption of this standard.

In June 1997, FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which will be effective for the Company beginning January 1, 1998. SFAS 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company has not yet completed its analysis of which operating segments it will report on.

NOTE 15 - CONDENSED FINANCIAL INFORMATION - PARENT ONLY


                                                     CONDENSED BALANCE SHEETS
                                                    DECEMBER 31, 1997 AND 1996

                                                                                   ---------------------
ASSETS                                                                                     1997                        1996
                                                                                   ---------------------        --------------------
Cash on deposit in Subsidiary                                                                   $22,618                      $9,740
Equity investment in Subsidiary                                                                 110,286                     108,594
Intangibles, net                                                                                  1,527                       1,731
Other assets                                                                                        107                           3
                                                                                   ---------------------        --------------------
   TOTAL ASSETS                                                                                $134,538                    $120,068
                                                                                   =====================        ====================
LIABILITIES AND SHAREHOLDERS' EQUITY
Dividends payable                                                                                $2,162                      $1,730
Other liabilities                                                                                    23
                                                                                   ---------------------        --------------------
   TOTAL LIABILITIES                                                                              2,185                       1,730
Shareholders' equity                                                                            132,353                     118,338
                                                                                   ---------------------        --------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  $134,538                    $120,068
                                                                                   =====================        ====================

                                                                                   ---------------------


------------------------------------------------------------------------------

                                          CONDENSED STATEMENTS OF INCOME
                                   YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                -----------------------
OPERATING INCOME                                                          1997                     1996                   1995
                                                                   -------------------       ------------------    ----------------
   Dividends from Subsidiary                                                  $20,747                   $8,136               $7,401
   Interest income                                                                538                      337                  279
                                                                   -------------------       ------------------    ----------------
      Total operating income                                                   21,285                    8,473                7,680
                                                                   -------------------       ------------------    ----------------
OPERATING EXPENSE
   Amortization of intangibles                                                    204                      204                  204
   Other                                                                          481                      240                  205
                                                                   -------------------       ------------------    ----------------
      Total operating expense                                                     685                      444                  409
                                                                   -------------------       ------------------    ----------------
Income before income taxes                                                     20,600                    8,029                7,271
Income tax expense                                                                 25                       41                   10
                                                                   -------------------       ------------------    ----------------
Income before equity in undistributed
   net income of Subsidiary                                                    20,575                    7,988                7,261
Equity in undistributed net income of Subsidiary                                1,209                    7,954                6,264
                                                                   -------------------       ------------------    ----------------
NET INCOME                                                                    $21,784                  $15,942              $13,525
                                                                   ===================       ==================    ================

                                                                -----------------------

                                        CONDENSED STATEMENTS OF CASH FLOWS
                                   YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                -----------------------
                                                                          1997                     1996                   1995
                                                                   -------------------      -------------------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                $21,784                  $15,942              $13,525
                                                                   -------------------      -------------------     ---------------

   Adjustments to reconcile net income to net cash provided by operating activities:
         Equity in undistributed net income of
            Subsidiary                                                        (1,209)                  (7,954)              (6,264)
         Amortization of intangibles                                             204                      204                  204
         (Increase) decrease in other assets                                    (104)                       6                   29
         Decrease in other liabilities                                           (20)
                                                                   -------------------      -------------------     ---------------
            Total adjustments                                                 (1,129)                  (7,744)              (6,031)
                                                                   -------------------      -------------------     ---------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                  20,655                    8,198                7,494
                                                                   -------------------      -------------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of minority interest in subsidiaries                                (208)
                                                                   -------------------      -------------------     ---------------
   NET CASH USED IN INVESTING ACTIVITIES                                        (208)
                                                                   -------------------      -------------------     ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends paid                                                        (7,569)                  (6,812)              (6,379)
                                                                   -------------------      -------------------     ---------------
   NET CASH USED IN FINANCING ACTIVITIES                                      (7,569)                  (6,812)              (6,379)
                                                                   -------------------      -------------------     ---------------

NET INCREASE IN CASH                                                          12,878                    1,386                1,115
CASH AT BEGINNING OF YEAR                                                      9,740                    8,354                7,239
                                                                   -------------------      -------------------     ---------------
CASH AT END OF YEAR                                                          $22,618                   $9,740               $8,354
                                                                   ===================      ===================     ===============

                                                                -----------------------


------------------------------------------------------------------------------

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

                                                                             Years Ended December 31,

                                         ------------------------------------------------------------------------------------------
                                                 1997                  1996              1995              1994              1993
                                             --------------       ---------------   ---------------   ---------------   -----------
SELECTED OPERATING DATA
Interest income                                 $95,208               $88,558           $83,428           $69,112           $67,396
Interest expense                                 44,700                38,359            37,414            27,431            26,728
                                             --------------       ---------------   ---------------   ---------------   -----------
  Net interest income                            50,508                50,199            46,014            41,681            40,668
Provision for loan losses                         1,623                 1,505             1,850             2,216             5,339
                                             --------------       ---------------   ---------------   ---------------   -----------
  Net interest income after
    provisions                                   48,885                48,694            44,164            39,465            35,329
Other operating income(1)                        12,396                 9,896             7,824             9,685            10,056
Other operating expense                          29,690                34,150            30,192            27,173            26,886
                                             --------------       ---------------   ---------------   ---------------   -----------
  Income before income taxes                     31,591                24,440            21,796            21,977            18,499
Income taxes                                      9,807                 8,498             8,271             8,951             7,035
Cumulative effect of accounting
  change                                                                                                                        360
                                             --------------       ---------------   ---------------   ---------------   -----------
Net income                                      $21,784               $15,942           $13,525           $13,026           $11,824
                                             ==============       ===============   ===============   ===============   ===========

PER SHARE DATA
Income before cumulative effect of
  accounting change:
    Basic                                        $50.37                $36.86            $31.27            $30.12            $28.41
    Diluted                                       50.37                 36.86             31.27             30.12             26.88
Net income:
    Basic                                         50.37                 36.86             31.27             30.12             29.30
    Diluted                                       50.37                 36.86             31.27             30.12             27.75
Cash dividends declared                           18.50                 16.00             15.00             13.75             12.75
Book value                                       306.02                273.62            254.73            226.53            221.56

SELECTED BALANCES
Investment securities                          $417,879              $328,769          $250,556          $226,007          $190,594
Net loans                                       762,538               784,242           760,687           709,205           694,301
Total assets                                  1,293,691             1,235,604         1,154,349         1,041,495           999,878
Deposits                                      1,144,949             1,099,397         1,029,789           923,257           883,464
Shareholders' equity                            132,353               118,338           110,168            97,971            95,822

RATIOS
Return on average total assets                     1.71%                 1.38%             1.27%             1.29%             1.20%
Return on average
  shareholders' equity                            17.48                 13.93             13.03             13.29             13.25
Cash dividends paid to net
  income                                          34.74                 42.73             47.16             44.10             42.65
Average equity to average total
  assets                                           9.78                  9.90              9.71              9.67              9.03
Net interest margin (FTE)(2)                       4.13                  4.50              4.43              4.21              4.19
                                         ----------------------


(1) Other operating income includes the following gains on sales of loans for the years ended December 31, 1997, 1996, 1995, 1994, and 1993 respectively: $280, $151, $110, $213, and $1,362. Other operating income in 1997 also includes a $2,344 settlement of a claim related to an investment that the Company made during the late 1980's.

(2) Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35% and a state income tax rate of 7.3%.


------------------------------------------------------------------------------
                                       24

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

                         --------------------------------------
                                                                    Years Ended December 31,
                         --------------------------------------------------------------------------------------------------------
                                          1997                                  1996                               1995
                           ----------------------------------   -------------------------------  --------------------------------
                               Average                              Average                         Average
                               Balance     Interest    Rate         Balance    Interest   Rate      Balance    Interest    Rate
                           -------------  ----------  ------    ------------  ---------  ------  -----------  ----------  -------
ASSETS
Interest-earning
   deposits in financial
   institutions                   $286         $12      4.2%           $301       $16      5.3%         $127        $7       5.5%
                           -------------  ----------  ------    ------------  ---------  ------  -----------  ----------  -------
Federal funds sold              35,879       1,978      5.5          34,719     1,840      5.3        34,422     1,949       5.7
                           -------------  ----------  ------    ------------  ---------  ------  -----------  ----------  -------
Investment securities:
   Corporate                   107,036       6,978      6.5          67,382     4,453      6.6        63,302     4,581       7.2
   U.S. Treasury                15,109         782      5.2          19,308       975      5.0        16,363       798       4.9
   U.S. government
      agencies and
      corporations (1)         213,642      14,685      6.9         136,029     8,818      6.5       118,453     7,689       6.5
   States and political
      subdivisions (1)          40,475       3,060      7.6          39,626     3,137      7.9        23,678     1,985       8.4
   FHLB stock                    1,318          29      2.2             748        52      7.0           854        53       6.2
                           -------------  ----------  ------    ------------  ---------  ------  -----------  ----------  -------
      Total
         investment
         securities (1)        377,580      25,534      6.8         263,093    17,435      6.6       222,650    15,106       6.8
                           -------------  ----------  ------    ------------  ---------  ------  -----------  ----------  -------
Loans:
   Commercial and
      industrial (1)           302,774      28,722      9.5         298,872    28,307      9.5       248,544    25,706      10.3
   Real estate                 291,578      24,021      8.2         299,492    24,812      8.3       305,822    23,777       7.8
   Home equity                 125,497      10,538      8.4         121,543    11,161      9.2       119,013    11,475       9.6
   Installment                  38,677       3,518      9.1          37,883     3,487      9.2        36,399     3,516       9.7
   Visa and other               23,129       2,976     12.9          23,582     3,390     14.4        26,619     3,238      12.2
                           -------------  ----------  ------    ------------  ---------  ------  -----------  ----------  -------
      Total loans (1)          781,655      69,775      8.9         781,372    71,157      9.1       736,397    67,712       9.2
                           -------------  ----------  ------    ------------  ---------  ------  -----------  ----------  -------
      Total
         interest-earning
         assets (1)          1,195,400     $97,299      8.1%      1,079,485   $90,448      8.4%      993,596   $84,774       8.5%

Cash and due from banks         37,991                               37,349                           35,666
Premises and equipment,
   net                          30,796                               29,935                           27,849
Other real estate                2,525                                5,208                            7,993
Allowance for loan losses       (9,898)                              (9,432)                          (8,909)
Accrued interest and
   other assets (2)             17,406                               13,907                           12,683
                           ------------                         ------------                     ------------
      TOTAL ASSETS          $1,274,220                           $1,156,452                       $1,068,878
                           ------------                         ------------                     ------------
                           ------------                         ------------                     ------------
                         --------------------------------------

(1) Interest income and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35% and a state income tax rate of 7.3%.

(2) The average balances of nonaccrual loans are included in accrued interest and other assets.


-------------------------------------------------------------------------------

                 DISTRIBUTION OF ASSETS AND NET INTEREST INCOME
               AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS
                                   (UNAUDITED)
                                   (CONTINUED)
                             (Dollars in thousands)

                          ------------------------------------
                                                                    Years Ended December 31,
                           --------------------------------------------------------------------------------------------------------
                                        1997                                 1996                               1995
                           --------------------------------  -----------------------------------  ---------------------------------
                             Average                            Average                            Average
                             Balance     Interest   Rate        Balance      Interest    Rate      Balance      Interest    Rate
                           ------------  --------  --------  -------------  ----------  --------  ------------  ---------  --------
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing deposits:
   NOW accounts and
      savings deposits         $523,616   $14,474      2.8%       $524,669     $15,152      2.9%      $498,191    $16,893      3.4%
Time deposits:
   Less than $100,000           421,156    24,739      5.9         334,177      18,960      5.7        308,039     17,248      5.6
   $100,000 and greater          87,996     5,100      5.8          63,079       3,675      5.8         49,427      2,847      5.8
                           ------------  --------  --------  -------------  ----------  --------  ------------  ---------  --------
         Total interest-
            bearing
            deposits          1,032,768    44,313      4.3         921,925      37,787      4.1        855,657     36,988      4.3

Federal funds purchased           2,397       133      5.5           7,710         419      5.4          3,216        189      5.9

Deferred compensation             2,545       200      7.9           1,684          79      4.7          1,318         81      6.1
FHLB advances                       911        54      5.9           1,366          74      5.4          2,071        156      7.5
                           ------------  --------  --------  -------------  ----------  --------  ------------  ---------  --------
      TOTAL INTEREST-
         BEARING
         LIABILITIES          1,038,621    44,700      4.3         932,685      38,359      4.1        862,262     37,414      4.3
                                         --------  --------                 ----------  --------                ---------  --------

Demand deposits                 110,248                            103,448                             100,269
Other liabilities                   719                              5,864                               2,535
Shareholders' equity            124,632                            114,455                             103,812
                           ------------                     --------------                       -------------
   TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY   $1,274,220                         $1,156,452                          $1,068,878
                           ------------                     --------------                       -------------
                           ------------                     --------------                       -------------

   Net interest income                    $52,599                              $52,089                            $47,360
                                       ----------                        -------------                       ------------
                                       ----------                        -------------                       ------------
   Net interest margin                                 4.1%                                 4.5%                               4.4%
                                                 ----------                           ----------                         ----------
                                                 ----------                           ----------                         ----------
   Net yield on interest-
      earning assets                                   4.4%                                 4.8%                               4.8%
                                                 ----------                           ----------                         ----------
                                                 ----------                           ----------                         ----------
                          ------------------------------------


-------------------------------------------------------------------------------

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company's financial condition as of December 31, 1997 and 1996 and results of operations for the years ended December 31, 1997, 1996 and 1995. The discussion and analysis should be read in conjunction with the financial statements, notes and tables included elsewhere in this annual report. The financial information provided below may be rounded to the nearest decimal in order to simplify the presentation of management's discussion and analysis. However, the ratios and percentages provided below are calculated (adjusted for rounding) using the detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

BALANCE SHEET ANALYSIS

TOTAL CONSOLIDATED ASSETS. Total consolidated assets of the Company increased $58.1 million (4.7%) to $1,293.7 million at December 31, 1997 from $1,235.6 million at December 31, 1996. Increases in investment securities were the largest component of this increase.

CASH AND CASH EQUIVALENTS. The Company's cash and cash equivalents decreased $8.3 million (12.1%) to $60.3 million at December 31, 1997 from $68.6 million at December 31, 1996. This resulted primarily from the Company's decreased holdings in federal funds sold as the Company shifted a portion of these funds into investment securities.

INVESTMENT SECURITIES. Aggregate holdings in investment securities increased $89.1 million (27.1%) to $417.9 million from $328.8 million at December 31, 1996. The Company's objectives in managing its securities portfolio are driven by the dynamics of the entire balance sheet which includes monitoring the maturity structure of its portfolio along with general economic conditions including the interest rate environment. In managing its portfolio, the Company seeks to provide liquidity, minimize exposure to interest rate risk and achieve an acceptable rate of return. The increase in the portfolio is primarily attributable to growth in deposits and decreased loan demand which resulted in additional funds available for investing purposes. The Company intends to continue to seek high quality securities for the investment portfolio and to remain conservative in its management.

LOANS. Total loans outstanding decreased $21.5 million (2.7%) to $772.3 million at December 31, 1997 from $793.8 million at December 31, 1996. Commercial loans have declined as competition intensified during 1997. The Company strives to remain competitive in its markets by offering competitive products and services while not compromising its credit evaluation standards to attract new business.

ALLOWANCE FOR LOAN LOSSES AND ASSET QUALITY. The allowance for loan losses is an amount that management believes is adequate to absorb losses on existing loans that may become uncollectible. In determining a proper level of the allowance, management evaluates the adequacy of the allowance based on past loan loss experience, known and inherent risks in the loan portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral and current and prospective economic conditions. The allowance for loan losses increased $.2 million (1.8%) to $9.8 million at December 31, 1997 from $9.6 million at December 31, 1996. The ratio of the allowance for loan losses to total loans outstanding increased to 1.27% at December 31, 1997 from 1.21% at December 31, 1996. The allowance for loan losses as of December 31, 1997 was approximately 124% of the level of nonperforming loans which represents a decrease from the 158% coverage ratio of nonperforming loans at December 31, 1996. This was primarily due to increased charge-offs during 1997. As of December 31, 1997, the total nonperforming loans to total loans was 1.0% compared to .8% at December 31, 1996. This increase was primarily due to increased nonperforming personal real estate accounts.

The following table is an analysis of the Company's nonperforming loans at December 31 (dollars in thousands):

                                                        --------------------
                                                                 1997                  1996              Dollar Change
                                                           ---------------      -----------------      ----------------
Nonaccrual loans                                                   $3,042                 $2,283                  $759
Accruing loans 90 days past due                                     4,829                  3,813                 1,016
                                                           ---------------      -----------------      ----------------
Total nonperforming loans                                          $7,871                 $6,096                $1,775
                                                           ---------------      -----------------      ----------------
                                                           ---------------      -----------------      ----------------

Nonperforming loans as a percent of total loans                       1.0%                   0.8%
Other real estate                                                  $2,450                 $2,757                 ($307)
                                                           ---------------      -----------------      ----------------
                                                           ---------------      -----------------      ----------------
                                                        --------------------


-------------------------------------------------------------------------------

OTHER REAL ESTATE. During 1997, other real estate decreased $.3 million (11.1%) to $2.5 million at December 31, 1997 from $2.8 million at December 31, 1996. Sales of properties had an aggregate carrying value of $1.2 million while additions of properties totaled $.9 million. Management continues its efforts to reduce its holdings in other real estate.

DEPOSITS. Total deposits increased $45.5 million (4.1%) to $1,144.9 million at December 31, 1997 from $1,099.4 million at December 31, 1996. This increase was principally due to increases in certificates of deposit resulting from promotions like the Company's 35th Anniversary Certificate. The proceeds from the increases in deposits were primarily used as a funding vehicle to purchase investment securities.

Year-end balances in the Company's major categories of deposits for December 31 are summarized in the following table (dollars in thousands):

                                          -----------------
                                                                                Dollar       Percent
                                                  1997            1996          Change        Change
                                             ------------    ------------    -----------    ---------
Demand and other noninterest-bearing            $123,969        $102,583       $21,386         20.8%
NOW accounts                                      49,162         182,861      (133,699)       (73.1)
Money market savings                             465,970         342,872       123,098         35.9
Time, $100,000 and over                           84,083          86,343        (2,260)        (2.6)
Time, other                                      421,765         384,738        37,027          9.6
                                             ------------    ------------    -----------    ---------
   Total                                      $1,144,949      $1,099,397       $45,552          4.1%
                                             ------------    ------------    -----------    ---------
                                             ------------    ------------    -----------    ---------
                                          -----------------

Certain of the changes in NOW and money market savings balances from 1997 compared to 1996 are the result of changes in the manner in which the Company manages its Federal Reserve Bank reserve requirements. The changes in classifications have not resulted in significant changes in the Company's cost of funds.

The Company attempts to remain well positioned in its market by offering competitive rates on its savings and certificate of deposit products. Although the Company promotes its deposit products when appropriate, management does not intend to compromise its net interest margin to attract deposits.

CAPITAL RESOURCES

Shareholders' equity increased $14.1 million (11.8%) to approximately $132.4 million at December 31, 1997 from $118.3 million at December 31, 1996. This increase was primarily the result of the net retention of 1997 earnings of $13.8 million.

Management has been advised that as of December 31, 1997 and 1996, the Subsidiary qualified as a "well-capitalized" institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended.

LIQUIDITY

Effective liquidity management allows a banking institution to accommodate the changing net funds flow requirements of customers who may deposit or withdraw funds, or modify their credit requirements. One of the principal obligations of the banking system, and individual banks, is to provide for the withdrawal of funds by depositors and the credit demands of customers. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity and maturity schedules of earning assets and liabilities. Appropriate responses to changes in these conditions preserve customer confidence in the ability of the Company to continually meet the deposit withdrawal and credit requirements of its customers.

Generally, the Company uses cash and cash equivalents to meet its liquidity needs. Additional liquidity is provided by maintaining assets which mature within a short time-frame or which may be quickly converted to cash without significant loss. These assets include interest-earning deposits in financial institutions and the FHLB, federal funds sold and investment securities available for sale. As of December 31, 1997 and 1996, liquid assets represented 21.6% and 18.4% of total assets, respectively.


-------------------------------------------------------------------------------

During 1997, the Company's cash and cash equivalents decreased approximately $8.3 million. This decrease was due primarily to an increase in investing activities of approximately $69.9 million which was offset by decreases in operating and financing activities of approximately $25.0 million and $36.6 million, respectively.

INCOME STATEMENT ANALYSIS -- 1997 COMPARED TO 1996

GENERAL. The Company's 1997 net income of $21.8 million represented an increase of $5.9 million (36.6%) from 1996 net income of $15.9 million. This was primarily due to the decrease in other real estate expense of $4.5 million in 1997 when compared to the same period in 1996. Other operating income increased by $2.5 million during this period and net interest income improved by $.3 million. These increases to income were partially offset by an increase in income tax expense of $1.3 million.

NET INTEREST INCOME. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest-bearing liabilities. As such, net interest income is affected by changes in the volume and yields on earning assets and the volume and rates paid on interest-bearing liabilities. Interest-earning assets consist of loans, deposits in financial institutions, deposits in the FHLB, federal funds sold and investment securities. Interest-bearing liabilities primarily consist of deposits, federal funds purchased and FHLB advances. The net interest margin is the difference between tax equivalent net interest income and average earning assets. Total interest income, on a tax equivalent basis, increased $6.9 million (7.6%) to $97.3 million for the year ended December 31, 1997 from $90.4 million for the year ended December 31, 1996. This increase resulted from an increase of $7.8 million due to growth in average interest-earning balances, which was partially offset by ($.9) million due to declining yields. The Company's average interest-earning assets grew $115.9 million (10.7%) to $1,195.4 million at December 31, 1997 from $1,079.5 million at December 31, 1996. Yields on the Company's loan portfolio declined primarily from the Company reducing its rates on its home equity lines from prime plus one to prime. This reduction in rates was a result of competitive conditions surrounding this product. Yields on total interest-earning assets decreased during 1997. This decrease was offset by improvements in the federal funds sold and investment securities portfolios. Specifically, the Company's average federal funds rate increased to 5.5% for 1997 from 5.3% for 1996. Additionally, interest on the securities portfolio increased primarily due to higher yields on U.S. government agencies and corporations along with higher average outstanding balances.

Total interest expense increased $6.3 million (16.5%) to $44.7 million for the year ended December 31, 1997 from $38.4 million for the year ended December 31, 1996. This increase was due to growth in average balances. Average interest-bearing liabilities increased $105.9 million (11.4%) to $1,038.6 million for the year ended December 31, 1997 from $932.7 million for the year ended December 31, 1996 primarily due to deposit promotions.

The following table reflects the impact of changes in volume and interest rates on interest-earning assets and interest-bearing liabilities on a tax equivalent basis for each of the two years ended December 31, 1997 and 1996 (dollars in thousands):

                                   ----------------------------------------------
                                                 December 31, 1997                                 December 31, 1996
                                                  compared to 1996                                 compared to 1995
                                                   Change due to:                                   Change due to:
                                        Volume          Rate            Total             Volume           Rate          Total
                                     -----------     ----------     ------------       ------------    ------------   -----------
INTEREST INCOME
  Interest-earning deposits in
    financial institutions                  ($1)           ($3)             ($4)                $9                            $9
  Federal funds sold                         64             74              138                 16           ($125)         (109)
  Investment securities                   7,690            409            8,099              2,752            (423)        2,329
  Loans                                      25         (1,407)          (1,382)             4,095            (650)        3,445
                                     -----------     ----------     ------------       ------------    ------------   -----------
      Total interest income               7,778           (927)           6,851              6,872          (1,198)        5,674
                                     -----------     ----------     ------------       ------------    ------------   -----------

INTEREST EXPENSE
  Interest-bearing deposits               6,525              1            6,526              3,043          (2,244)          799
  Borrowed funds                           (253)            68             (185)               223             (77)          146
                                     -----------     ----------     ------------       ------------    ------------   -----------
      Total interest expense              6,272             69            6,341              3,266          (2,321)          945
                                     -----------     ----------     ------------       ------------    ------------   -----------
      Net interest income                $1,506          ($996)            $510             $3,606          $1,123        $4,729
                                     -----------     ----------     ------------       ------------    ------------   -----------
                                     -----------     ----------     ------------       ------------    ------------   -----------
                                   ----------------------------------------------


-------------------------------------------------------------------------------

PROVISION FOR LOAN LOSSES. The provision for loan losses increased $.1 million (7.8%) to $1.6 million in 1997 compared to $1.5 million in 1996. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this report.

OTHER OPERATING INCOME. During 1997, other operating income increased $2.5 million (25.3%) to $12.4 million in 1997 compared to $9.9 million in 1996. The Company recorded $2.3 million of income related to a settlement of a claim arising from an investment that it made during the late 1980's. During the first quarter of 1997, the Company also sold its interest in a property held as other real estate for $1.5 million. As the property was previously written off, this amount is reflected as a gain on sale of other real estate. These increases to income were partially offset by decreases in gains on sale of investment securities available for sale of $.3 million and service fees of $.3 million. During 1996, the Company recorded $1.1 million of income from a refund of the over funding of its former thrift subsidiary's terminated benefits plan.

OTHER OPERATING EXPENSE. Total operating expense decreased $4.5 million (13.1%) to $29.7 million in 1997 from $34.2 million in 1996. Salary and employee benefits increased $.9 million due primarily to increased salaries and severance payouts to two former executives of the Company. Occupancy and furniture and equipment expense increased $.2 million and $.1 million, respectively. FDIC insurance premiums declined $1.0 million during 1997. During 1996, the Company incurred a one-time special SAIF assessment of $.8 million payable to the FDIC which was imposed under the Deposit Insurance Funds Act of 1996 (the "DIFA"). Professional fees decreased $.2 million during this period. Other real estate expense decreased $4.5 million during the same period. During 1996, the Company recognized a $3.8 million write down of a property classified as other real estate.

INCOME TAXES. Income tax expense increased $1.3 million (15.4%) to $9.8 million in 1997 from $8.5 million in 1996. This increase was principally due to higher taxable income and includes a reevaluation of the Company's tax position. The primary reason for the reduction in the overall consolidated effective tax rate was a result of the reversal of an income tax reserve established in prior years. This reserve was no longer necessary as a result of an Internal Revenue Service settlement in 1996.

RETURN ON AVERAGE TOTAL ASSETS. Return on average total assets was 1.71% for 1997 and 1.38% for 1996 as net income and average total assets grew.

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

NET INTEREST INCOME. Total interest income, on a tax equivalent basis, increased $5.7 million (6.7%) to $90.5 million for the year ended December 31, 1996 from $84.8 million for year ended December 31, 1995. This increase resulted from an increase of $6.9 million due to growth in average balances which was offset by a ($1.2) million decrease due to declining interest rates. The Company's average interest-earning assets grew $85.9 million (8.6%) to $1,079.5 million at December 31, 1996 from $993.6 million at December 31, 1995. Yields on total interest-earning assets decreased primarily due to decreases in average interest rates on the Company's commercial loan portfolio and federal funds sold portfolio. Specifically, the Company's average prime rate decreased to 8.3% for 1996 from 8.8% for 1995. The average federal funds rate decreased to 5.3% for 1996 from 5.7% for 1995. Average rates on the securities portfolio remained level as the Company sought to minimize credit risk to the portfolio while achieving an acceptable rate of return.

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


-------------------------------------------------------------------------------

OTHER OPERATING INCOME. During 1996, other operating income increased $2.1 million (26.5%) to $9.9 million in 1996 compared to $7.8 million in 1995. This increase was primarily due to the recording of $1.1 million of income from a refund of the over funding of a terminated benefits plan of the Company's former thrift subsidiary. The Company also experienced a gain on investment securities available for sale of $.4 million during this period. Additionally, the Company also recognized increased service fees along with increased interchange income brought about from the Company's WSB Check Card which was introduced during mid-1995.

OTHER OPERATING EXPENSE. Other operating expense increased $4.0 million (13.1%) to $34.2 million in 1996 from $30.2 million in 1995. Salary and employee benefits increased $1.7 million due to increased salary levels and the operation of additional facilities. FDIC insurance declined $.1 million to $1.1 million for the year ended December 31, 1996 from $1.2 million for the year ended December 31, 1995. This occurred due to reduced insurance premiums being paid by the Subsidiary (including the Company's former subsidiaries prior to their merger into the Subsidiary). The reduced premiums of the Subsidiary were offset by the payment (by the Company's former thrift subsidiary) of a special assessment to the FDIC of $.8 million, which was imposed under the DIFA. Other real estate expense increased $1.5 million during the same period. This increase reflects a $3.8 million write-down of a property and approximately $.9 million in expenses related to this property during the year ended December 31, 1996. During 1995, the Company incurred a $1.5 million write-down and approximately $1.8 million in expenses related to this same property. Occupancy expense and furniture and equipment expense increased $.1 million and $.2 million, respectively, for the year ended December 31, 1996. These increases were primarily due to expenses incurred with the opening and operation of new facilities. Data processing expense decreased $.1 million during this period. Other operating expense increased $.6 million during this period. This was principally due to increased loan expense.

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

IMPACT OF NEW ACCOUNTING STANDARDS

In June 1997, FASB issued SFAS 130, "Reporting Comprehensive Income," which requires businesses to disclose comprehensive income and its components in their general-purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997, with reclassification of comparative financial statements and is applicable to interim periods. The Company has not yet completed its analysis of the impact of adoption of this Standard.

In June 1997, FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which will be effective for the Company beginning January 1, 1998. SFAS 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company has not yet completed its analysis of which operating segments it will report on.

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


-------------------------------------------------------------------------------

Listed below are the balances in the major categories of rate sensitive assets and liabilities that are subject to repricing as of December 31, 1997 (dollars in thousands):

                                                                   Over
                                                                   Three              Over One
                                               Three              Months to            Year to        Over
                                               Months              Twelve               Five         Five
                                               or Less             Months               Years        Years              Total
                                              --------------     --------------     ------------     -----------     -------------
Rate sensitive assets:
Interest-bearing deposits in financial
 institutions                                          $343                                                                  $343
  Federal funds sold                                 21,740                                                                21,740
  Investment securities                              20,093            $69,637         $307,322         $20,827           417,879
  Loans                                             291,737            261,675          182,183          33,673           769,268
                                              --------------     --------------     ------------     -----------     -------------
    Total                                          $333,913           $331,312         $489,505         $54,500        $1,209,230
                                              --------------     --------------     ------------     -----------     -------------
                                              --------------     --------------     ------------     -----------     -------------

Rate sensitive liabilities:
  Money market savings                             $465,970                                                              $465,970
  NOW accounts                                       49,162                                                                49,162
  Time deposits
    Less than $100,000                              103,265           $159,019         $138,700         $20,781           421,765
    $100,000 and over                                31,684             20,975           27,678           3,746            84,083
                                              --------------     --------------     ------------     -----------     -------------
    Total                                          $650,081           $179,994         $166,378         $24,527        $1,020,980
                                              --------------     --------------     ------------     -----------     -------------
                                              --------------     --------------     ------------     -----------     -------------

Interest sensitivity gap                          ($316,168)          $151,318         $323,127         $29,973          $188,250
Cumulative interest sensitivity gap                (316,168)          (164,850)         158,277         188,250
Cumulative net interest-earning asset
   as a percentage of net interest-
   bearing liabilities                                 51.4%              80.1%           115.9%          118.4%
Cumulative interest sensitivity gap as a
  percentage of total assets                          (24.4)             (12.7)            12.2            14.6

The above table does not necessarily indicate the future impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur. The consolidated interest rate sensitivity position of the Company within the one year window at December 31, 1997 reflects cumulative net interest-earning assets compared to cumulative net interest-bearing liabilities of 80.1% and cumulative net interest-earning assets that reprice or mature within one year compared to similarly sensitive liabilities of negative 12.7%. The percentage indicated for the cumulative net interest-earning assets as a percentage of net interest-bearing liabilities is within the Company's target range of acceptable gap values for the three-month to twelve-month time frame.

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


-------------------------------------------------------------------------------

THE YEAR 2000

During 1996, West Suburban initiated the process of preparing its computer systems and applications for the Year 2000. This process involves updating or replacing certain of the Company's computer hardware components and software applications and communicating with vendors and external service providers to confirm that their applications are Year 2000 compliant. The Company has tested and replaced, as necessary, its critical computer hardware components and software applications and intends to continue its testing procedures in order to ensure that its computer hardware components and software applications are Year 2000 compliant and that the operations of the Company will not be adversely effected. The Company believes that the cost that will be incurred in connection with testing and replacing hardware and software applications will not have a material effect on its results of operations. Purchased computer hardware components and software applications are capitalized in accordance with the Company's policy. All internal and external costs are expensed when incurred.


-------------------------------------------------------------------------------

                             BOARDS OF DIRECTORS

WEST SUBURBAN BANCORP, INC.
Kevin J. Acker                            Chairman of the Board
David Bell                                Certified Public Accountant
Duane G. Debs                             President, Chief Financial Officer
Charles P. Howard                         Business Operations Director, Inner City Impact
Peggy P. LoCicero                         Former Banker

WEST SUBURBAN BANK
Robert W. Schulz                          Chairman of the Board; Oliver Hoffmann Corporation
Keith W. Acker                            President
Craig R. Acker                            Former Banker
Earl K. Harbaugh                          President, Ditch Witch of Illinois
Ronald Kuhn                               Harry W. Kuhn, Inc., Secretary and Treasurer
Richard Hill Lauber                       J & E Duff, Inc.
Paul J. Lehman                            President, Macom Corporation
Walter Myers                              Vice President, Terrace Supply
John G. Williams                          Vice President, Bracing Systems
James Bell                                Director Emeritus
George Hazdra                             Director Emeritus
Harry Kuhn                                Director Emeritus
Harold Moser                              Director Emeritus
Ralph Weber                               Director Emeritus
F. Willis Caruso                          Director Emeritus
Richard P. McCarthy                       Director Emeritus

                                   OFFICERS

WEST SUBURBAN BANCORP, INC.
Duane G. Debs                             President, Chief Financial Officer
Keith W. Acker                            Chief Operations Officer
Michael P. Brosnahan                      Vice President
David J. Mulkerin                         Chief Compliance Officer
George E. Ranstead                        Secretary to the Board and Treasurer
Jay J.P. Greifenkamp                      Assistant Secretary to the Board
Michael J. Lynch                          Director of Internal Audit

WEST SUBURBAN BANK
Keith W. Acker                            President and Data Processing Manager
Kevin J. Acker                            Senior Vice President, Marketing
Michael P. Brosnahan                      Senior Vice President and Community Reinvestment Act Officer
Duane G. Debs                             Senior Vice President, Comptroller
Raymond P. Rynne                          Senior Vice President, Business Administration
Michael Abbatacola                        Vice President, Financial Services
Danielle Budig                            Vice President, Operations
Stanley C. Celner, Jr.                    Vice President, Loans
Karin Choate                              Vice President, Mortgage Servicing
Edward J. Garvey                          Vice President, Facility Management
Tammy Hatcher                             Vice President, Mortgage Operations Manager
Steven A. Jennrich                        Vice President, Data Processing
Rose Marie Little                         Vice President, Facility Manager-Cass Avenue
Michael J. Lynch                          Vice President, Director of Internal Audit
John A. Machonga                          Vice President, Investments and Trust Officer
James Mastrino                            Vice President, Facilities Director
Cynthia A. Meredith                       Vice President, Home Equity Loan Operations Manager
David S. Orr                              Vice President, Loans
George E. Ranstead                        Vice President, Assistant Comptroller/Assistant Secretary
Gregory M. Ruffolo                        Vice President, Loans

WEST SUBURBAN BANK OFFICERS (CONTINUED)
Allison J. Triplett                       Vice President, Loss Prevention Officer
Beverly J. Viscariello                    Vice President
Jacqueline R. Weigand                     Vice President, Operations and VISA
Marcia K. Worobec                         Vice President, Facility Manager - Westmore, Metra Main
Gregory L. Young                          Vice President, Loans
Amy Andrews                               Assistant Vice President, Montgomery
Kathleen Brockman                         Assistant Vice President, Lake
Sharon Buck                               Assistant Vice President, Facility Manager - St. Charles
Barbara Darden                            Assistant Vice President, Facility Manager - Bolingbrook West
Jill C. Davenport                         Assistant Vice President, Operations
Kevin Denny                               Assistant Vice President, Facility Manager - Oakbrook Terrace
Joyce Dudek-Fedele                        Assistant Vice President, Facility Manager - Danada, Wheaton
Marie V. Dunk                             Assistant Vice President, Personnel Director
Miriam Farah                              Assistant Vice President, Facility Manager - President Street
Sharon A. Fonte                           Assistant Vice President, Facility Manager - Glendale Heights
Roseann Hamilton                          Assistant Vice President, Facility Manager - Carol Stream
Uma Jani                                  Assistant Vice President, Facility Manager - Villa Park
Janet Kemble                              Assistant Vice President, Electronic Services
Debra H. Kolze                            Assistant  Vice President, Commercial Loan Operations Manager
Norine LaPrall                            Assistant Vice President, Facility Manager - Warrenville
Terri Leitner                             Assistant Vice President, Facility Manager - 75th, Westmont
Mark Mascarella                           Assistant Vice President, Facility Manager - Fair Oaks
Sue Nuestrom                              Assistant Vice President, Facility Manager - Bolingbrook East
Gwen B. O'Loughlin                        Assistant Vice President, Facility Manager - North Main
Robert L. Pauling                         Assistant Vice President, Facility Manager - Stratford Square
Cynthia Picton                            Assistant Vice President, Facility Manager - Galena
Kay J. Piotrowski                         Assistant Vice President, Facility Manager - Naperville
Helen Schmitt                             Assistant Vice President, Purchasing
Jerome Sheeman                            Assistant Vice President, Facility Manager - Finley
Joseph Sperlick                           Assistant Vice President, Facility Manager - South Main
Joanne T. Tosch                           Assistant Vice President, Director of Employee Development
Paula Zupmano                             Assistant Vice President, Facility Manager - Bartlett
Jay J.P. Greifenkamp                      Secretary to the Board
Michelle Hoisington                       Assistant Secretary to the Board
Joseph Maloney                            Director of Marketing
David J. Mulkerin                         Compliance Officer
Christine Pawlak                          Trust Officer
David Wanek                               Loan Officer

                           WEST SUBURBAN BANCORP, INC.
                               711 S. MEYERS ROAD
                               LOMBARD, ILLINOIS


-------------------------------------------------------------------------------
AURORA

Lake Street Facility: 101 N. Lake St., Aurora, IL 60507 - (630) 844-5200

Galena Facility: 2000 W. Galena Blvd., Aurora, IL 60507 - (630) 896-7000

BARTLETT

Bartlett Facility: 1061 W. Stearns Rd., Bartlett, IL 60103 - (630) 830-5330

BLOOMINGDALE

Stratford Square Facility: 355 W. Army Trail Rd., Bloomingdale, IL 60108 -
(630) 351-0600

BOLINGBROOK

Bolingbrook East Facility: 672 E. Boughton Rd., Bolingbrook, IL 60440 - (630) 972-9550

Bolingbrook West Facility: 1104 W. Boughton Rd., Bolingbrook, IL 60440 -
(630) 378-9680

CAROL STREAM

Carol Stream Facility: 401 N. Gary Ave., Carol Stream, IL 60188 - (630)
690-8700

Fair Oaks Facility: 1380 Army Trail Rd., Carol Stream, IL 60188 - (630)
213-5920

President Street Facility: 879 Geneva Rd., Carol Stream, IL 60188 - (630)
752-1175

DARIEN

Cass Avenue Facility: 8001 S. Cass Ave., Darien, IL 60561 - (630) 852-6900

75th Street Facility: 1005 75th St., Darien, IL 60561 - (630) 852-9226

DOWNERS GROVE

Finley Road Facility: 2800 S. Finley Rd., Downers Grove, IL 60515 - (630)
495-3600

GLENDALE HEIGHTS

Glendale Heights Facility: 1657 Bloomingdale Rd., Glendale Heights, IL 60139
- (630) 690-8600

LOMBARD

Westmore Facility: 711 S. Meyers Rd., Lombard, IL 60148 - (630) 629-4200

North Main Street Facility: 707 N. Main St., Lombard, IL 60148 - (630)
691-8558

Metra Main Facility: 100 S. Main St., Lombard, IL 60148 - (630) 268-9010

S. Main Street Facility: 1122 S. Main St., Lombard, IL 60148 - (630) 495-3605

Mr. Z's: 401 S. Main St., Lombard, IL 60148

MONTGOMERY

Montgomery Facility: 1830 Douglas Rd., Montgomery, IL 60538 - (630) 844-5600

NAPERVILLE

Naperville Facility: 2020 Feldott Ln., Naperville, IL 60540 - (630) 416-3800

OAKBROOK TERRACE

Oakbrook Terrace Facility: 17W754 22nd St., Oakbrook Terrace, IL 60181 -
(630) 916-1195

ST. CHARLES

St. Charles Facility: 315 S. Randall Rd., St. Charles, IL 60174 - (630)
377-6930

VILLA PARK

Villa Park Facility: 29 E. St. Charles Rd., Villa Park, IL 60181 - (630)
832-8775

WARRENVILLE

Warrenville Facility: 3S041 Rte. 59, Warrenville, IL 60555 - (630) 393-6060

WESTMONT

Westmont Facility: 6400 S. Cass Ave., Westmont, IL 60559 - (630) 963-2735

WHEATON
Danada Square Facility: 295 W. Loop Rd., Wheaton, IL 60187 - (630) 871-9890

Wheaton Facility: 221 S. West St., Wheaton, IL 60187 - (630) 221-8220

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

[INSERT MAP]

ANNUAL REPORT ON FORM 10-K
A copy of West Suburban Bancorp, Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge by writing:

Mr. Duane G. Debs, President and Chief Financial Officer
West Suburban Bancorp, Inc., 2800 S. Finley Road, Downers Grove, Illinois
60515

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 13, 1998 at 8:00 a.m. All shareholders are cordially invited to attend.

STOCK TRANSFER AGENT AND REGISTRAR
Inquiries regarding stock transfer, registration, lost certificates or changes of name and address should be directed to the stock transfer agent and registrar by writing:

George E. Ranstead, Secretary to the Board and Treasurer
West Suburban Bank, 2800 South Finley Road, Downers Grove, Illinois 60515

COMMUNITY REINVESTMENT ACT
West Suburban Bancorp, Inc. adheres to a well-established policy of helping to meet the credit needs of our local communities, consistent with safe and sound lending practices, in accordance with the Community Reinvestment Act. For additional information, contact:

Mr. Michael P. Brosnahan, Senior Vice President and Community Reinvestment Act Officer
West Suburban Bank, 717 South Meyers Road, Lombard, Illinois 60148

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois  60601

CORPORATE COUNSEL - CHICAGO, ILLINOIS
Barack Ferrazzano Kirschbaum Perlman & Nagelberg
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606

MEMBER FDIC

                                [INSERT WSB LOGO]