Form 10-K, Exhibit 13
period 1998-12-31
WEST SUBURBAN BANCORP INC
filed 1999-03-29
CIK 805080

                                                                    Exhibit 13.1

--------------------------------------------------------------------------------

Profile

West Suburban Bancorp, Inc. ("West Suburban") is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the "Bank," and together with West Suburban, the "Company"). The Company had total consolidated assets at December 31, 1998 of approximately $1.31 billion. West Suburban Bank is the largest independent bank headquartered in DuPage County.

--------------------------------------------------------------------------------

                           WEST SUBURBAN BANCORP, INC.
                              FINANCIAL HIGHLIGHTS

                                                       Years Ended December 31,
                                            (Dollars in thousands, except per share data)
                      ------------------------------------------------------------------------------------------
                          1998               1997                1996               1995               1994
                      -------------      -------------       -------------      -------------     --------------
Net income                  $16,178            $21,784             $15,942            $13,525            $13,026
Per share data
  Earnings - basic            37.41              50.37               36.86              31.27              30.12
  Book value                 310.74             306.02              273.62             254.73             226.53
Net loans                   771,148            762,538             784,242            760,687            709,205
Total assets              1,308,953          1,293,691           1,235,604          1,154,349          1,041,495
Deposits                  1,155,952          1,144,949           1,099,397          1,029,789            923,257
Shareholders' equity        134,393            132,353             118,338            110,168             97,971

--------------------------------------------------------------------------------

-----------------------------------------------------------
                     TABLE OF CONTENTS

Profile................................................  1
Letter to Our Shareholders,
  Customers and Friends................................  2
Corporate Information..................................  3
Business Review........................................  3
Selected Quarterly Financial Data......................  3
Review of Operations...................................  4
Independent Auditors' Report...........................  5
Consolidated Financial Statements......................  6
Notes to Consolidated Financial Statements............. 10
Selected Financial Data................................ 22
Distribution of Assets and Net Interest
  Income and Average Rates
  and Yields on a Tax Equivalent Basis................  23
Management's Discussion
  and Analysis of Financial
  Condition and Results of Operations.................  25
The Year 2000.........................................  31
Boards of Directors and Officers......................  32
Addresses of Locations................................  35
Map of Locations......................................  36
Shareholder Information...............................  37
-----------------------------------------------------------

THIS REPORT, INCLUDING THE LETTER TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS, CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE COMPANY INTENDS SUCH FORWARD-LOOKING STATEMENTS TO BE COVERED BY THE SAFE HARBOR PROVISIONS FOR FORWARD-LOOKING STATEMENTS CONTAINED IN THE PRIVATE SECURITIES REFORM ACT OF 1995, AS AMENDED, AND IS INCLUDING THIS STATEMENT FOR PURPOSES OF INDICATING SUCH INTENT. FORWARD LOOKING STATEMENTS, WHICH ARE BASED ON CERTAIN ASSUMPTIONS AND DESCRIBE FUTURE PLANS, STRATEGIES AND EXPECTATIONS OF THE COMPANY, ARE GENERALLY IDENTIFIABLE BY USE OF THE WORDS "BELIEVE," "EXPECT," "INTEND," "ANTICIPATE," "ESTIMATE," "PROJECT" OR SIMILAR EXPRESSIONS. THE COMPANY'S ABILITY TO PREDICT RESULTS OR THE ACTUAL EFFECT OF FUTURE PLANS OR STRATEGIES IS INHERENTLY UNCERTAIN. FACTORS WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE OPERATIONS AND FUTURE PROSPECTS OF WEST SUBURBAN AND THE BANK INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN INTEREST RATES, GENERAL ECONOMIC CONDITIONS, LEGISLATIVE/REGULATORY CHANGES, MONETARY AND FISCAL POLICIES OF THE U.S. GOVERNMENT, INCLUDING POLICIES OF THE U.S. TREASURY AND THE FEDERAL RESERVE BOARD, THE QUALITY OR COMPOSITION OF THE BANK'S LOAN OR INVESTMENT PORTFOLIOS, DEMAND FOR LOAN PRODUCTS, DEPOSIT FLOWS, COMPETITION, DEMAND FOR FINANCIAL SERVICES IN THE COMPANY'S MARKET AREA AND ACCOUNTING PRINCIPLES, POLICIES AND GUIDELINES. THESE RISKS AND UNCERTAINTIES SHOULD BE CONSIDERED IN EVALUATING FORWARD-LOOKING STATEMENTS AND UNDUE RELIANCE SHOULD NOT BE PLACED ON SUCH STATEMENTS. FURTHER INFORMATION CONCERNING THE COMPANY AND ITS BUSINESS, INCLUDING ADDITIONAL FACTORS THAT COULD MATERIALLY AFFECT THE COMPANY'S FINANCIAL RESULTS, IS INCLUDED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS:

We are less than a year away from the new millennium. All of us at West Suburban look forward to meeting the challenges that the year 2000 and beyond bring to us. Consolidation in the industry has reduced the number of competitors but not the fierceness of the competition. The need for good quality banking services delivered by a locally owned community bank continues to be a strong focus of the West Suburban culture. Over the years we have seen relationships with customers blossom into relationships with parents and their children and grandchildren.

In order to keep up in the fast paced arena of financial services, West Suburban has laid the framework for the next millennium. In late 1997, we upgraded or replaced certain computer system hardware components and software applications. In 1999, we are starting the process of implementing a wide area network which will enable our branches to operate in a more integrated fashion. We have also started to implement a call center that will allow us to serve our customers better and more expeditiously. This will allow our branches to help provide our walk-in customers with more efficient service as well as offer additional products and services. In 1999, we will be implementing a new Marketing Customer Information Files ("MCIF") system. This system will help us enhance our knowledge of our customers' needs and interests and allow us to serve them better.

As the markets in which we started West Suburban have matured and become fully developed, we have looked outside of DuPage County for additional growth. In February 1999, we opened our branch in Aurora at Eola Road and New York Avenue. We are excited to see growth all around this location. In the fall of 1999, we hope to open our Romeoville branch. This branch in Romeoville will serve a diverse population which we believe has not had convenient access to banking services. In addition to establishing new facilities, we also intend to improve certain of our current facilities. West Suburban is expanding its presence in Villa Park through the acquisition of a location which will allow us to provide the convenience of drive-up tellers and ATM services for our customers. We have also acquired a parcel of land on the east side of St. Charles and plan on building on that site in the future.

Late in 1997, we acquired West Suburban Insurance Services, Inc. which provides insurance related products to our customers such as life, auto, homeowners and supplemental medical insurance to name a few. Not all customers have the same needs so we believe by providing multiple products and services we can better serve all of our customers' needs.

The 1999 first quarter dividend of $16.50 per share includes a one-time special dividend of $10.00 per share. Cash dividends received in 1998 increased by $5.00 (28.6%) per share from $17.50 per share in 1997 to $22.50 per share in 1998. Our book value increased to $310.74 (1.5%) at December 31, 1998 from $306.02 at December 31, 1997. Net income decreased from our 1997 record level of $21.8 million to $16.2 million for the year ending December 31, 1998.

As always, we appreciate the support that has made us the largest independent bank holding company in DuPage County. We welcome your comments, criticisms and suggestions. We could not have achieved our success without the support of our shareholders, customers, communities, friends and employees. Thank you everyone.

Sincerely,

/s/ KEVIN J. ACKER                                         /s/ DUANE G. DEBS
---------------------                                      -------------------
Kevin J. Acker                                             Duane G. Debs
Chairman of the Board                                      President and CFO


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CORPORATE INFORMATION

West Suburban is a bank holding company headquartered in DuPage County, Illinois. As of December 31, 1998, West Suburban had a single class of common stock issued and outstanding. The shares of West Suburban's common stock are not traded on any stock exchange or on the over-the-counter market. West Suburban's per share book value as of the end of the indicated periods and dividends declared for the last two years are set forth in the following table:

            YEAR           QUARTER          BOOK VALUE        DIVIDENDS DECLARED
--------------------------------------------------------------------------------
            1998             4th              $310.74              $16.50
                             3rd               317.87                6.50
                             2nd               317.43                6.00
                             1st               311.72                5.00
--------------------------------------------------------------------------------
            1997             4th              $306.02               $5.00
                             3rd               299.48                4.50
                             2nd               290.87                4.50
                             1st               282.10                4.50

The dividend declared in the 4th quarter of 1998 included a one time $10.00 per share special dividend payable on January 4, 1999 to shareholders of record as of December 15, 1998.

BUSINESS REVIEW

The Company had total assets at December 31, 1998 of approximately $1.31 billion. As of December 31, 1998, the Bank operated 32 facilities throughout DuPage, Kane, Kendall and Will Counties, with its business activities focusing primarily on the retail and commercial banking markets. The Company had a total of 506 full-time equivalent employees at December 31, 1998.

SELECTED QUARTERLY FINANCIAL DATA

                                 FIRST         SECOND       THIRD       FOURTH
                                QUARTER       QUARTER      QUARTER     QUARTER
                                 (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------
            1998
Interest income                 $23,128       $23,394      $23,080     $22,135
Net interest income              12,469        12,520       12,273      12,421
Provision for loan losses           250           237        1,187         889
Other operating income (loss)     2,415         2,508         (610)      3,103
Other operating expense           7,727         7,406        7,793       8,309
Net income                        4,526         5,112        2,352       4,188
Earnings per share - basic        10.47         11.81         5.44        9.69
--------------------------------------------------------------------------------
            1997
Interest income                 $22,751       $24,278      $24,216     $23,963
Net interest income              12,460        12,849       12,767      12,432
Provision for loan losses           295           276          276         776
Other operating income            5,738         2,234        2,029       2,395
Other operating expense           7,795         7,423        6,787       7,685
Net income                        6,565         4,833        5,123       5,263
Earnings per share - basic        15.18         11.17        11.85       12.17


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              REVIEW OF OPERATIONS

West Suburban faced many challenges in 1998. We were faced with the challenge of assimilating five separate bank subsidiaries into one. Other challenges included those presented by the upgrading of our data processing system to increase internal operation efficiency, addressing Year 2000 compliance, establishing a call center, improving PC Banking, rolling out our web site (www.westsuburbanbank.com) and improving our ability to offer new products and services in the future.

In 1998, West Suburban Bank continued to develop new products that serve the varied needs of our customers. For example, we introduced a Money Market Checking Account. This product was designed to offer our customers higher interest rates on their deposits while continuing to allow them access to their funds. The Money Market Checking Account also provides our customers a competitive alternative to nonbank investments.

In the past year, we continued to explore new products, markets, delivery channels and methods to acquire new customers and to strengthen our ties with existing customers. Our new indirect lending products were introduced in 1998. These new products have enabled West Suburban Bank to serve the consumer loan needs of our customers and to increase our consumer loan portfolio. In general, the loan department effectively met the challenges presented by the volatile marketplace. These efforts, along with our existing products and services, reflect our dedication to meeting the needs of our customers as well as the needs of our market area.

At West Suburban, we feel it is our responsibility to not only be a successful community bank but also to be an exemplary corporate citizen. This role was expressed both at the institutional level and through the efforts of our civic-minded employees who participated in a wide range of not-for-profit organizations and made regular donations of private gifts to community organizations.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
West Suburban Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc. and subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of West Suburban Bancorp, Inc. and subsidiary at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

January 29, 1999

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                           WEST SUBURBAN BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997
                             (Dollars in thousands)

ASSETS
                                                                 --------------
                                                                      1998         1997
                                                                   ----------  -----------
Cash and due from banks                                            $   41,549   $   38,251
Interest-earning deposits in financial institutions                       724          343
Federal funds sold                                                     64,590       21,740
                                                                   ----------   ----------
  Total cash and cash equivalents                                     106,863       60,334
Investment securities:
  Available for sale (amortized cost of $204,947 in 1998;
     $218,892 in 1997)                                                205,624      218,587
  Held to maturity (fair value of $172,590 in 1998;
     $199,905 in 1997)                                                171,679      199,292
                                                                   ----------   ----------
  Total investment securities                                         377,303      417,879
                                                                   ----------   ----------
Loans, less allowance for loan losses of $9,998 in 1998;
  $9,772 in 1997                                                      771,148      762,538
Premises and equipment, net                                            33,393       31,142
Other real estate                                                       1,742        2,450
Accrued interest and other assets                                      18,504       19,348
                                                                   ----------   ----------
     TOTAL ASSETS                                                  $1,308,953   $1,293,691
                                                                   ==========   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
  Noninterest-bearing                                              $  112,464   $  124,220
  Interest-bearing                                                  1,043,488    1,020,729
                                                                   ----------   ----------
     Total deposits                                                 1,155,952    1,144,949
Accrued interest and other liabilities                                 18,608       16,389
                                                                   ----------   ----------
     TOTAL LIABILITIES                                              1,174,560    1,161,338
                                                                   ----------   ----------
Shareholders' equity:
  Common stock, Class A, no par value; 1,000,000 shares
    authorized; 347,015 shares issued and outstanding                                2,774
  Common stock, Class B, no par value; 1,000,000 shares
    authorized; 85,480 shares issued and outstanding                                   683
  Common stock, no par value; 15,000,000 shares authorized;
    432,495 shares issued and outstanding                               3,457
  Surplus                                                              38,066       38,066
  Retained earnings                                                    92,461       91,014
Accumulated other comprehensive income:
  Unrealized gain (loss) on securities available for sale, net of
    taxes (benefit) of $268 in 1998; ($121) in 1997                       409         (184)
                                                                   ----------   ----------
     TOTAL SHAREHOLDERS' EQUITY                                       134,393      132,353
                                                                   ----------   ----------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $1,308,953   $1,293,691
                                                                   ==========   ==========
                                                                 --------------


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                           WEST SUBURBAN BANCORP, INC.
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                  (Dollars in thousands, except per share data)

                                                                            -----------
                                                                                1998       1997       1996
                                                                              --------   --------   --------
INTEREST INCOME
  Loans, including fees                                                       $ 64,958   $ 69,414   $ 70,759
                                                                              --------   --------   --------
  Investment securities:
     Taxable                                                                    22,034     21,979     13,859
     Nontaxable                                                                  1,656      1,825      2,084
                                                                              --------   --------   --------
       Total investment securities                                              23,690     23,804     15,943
  Deposits in financial institutions                                                27         12         16
  Federal funds sold                                                             3,062      1,978      1,840
                                                                              --------   --------   --------
       Total interest income                                                    91,737     95,208     88,558
                                                                              --------   --------   --------
INTEREST EXPENSE
  Deposits                                                                      41,874     44,313     37,787
  Other                                                                            180        387        572
                                                                              --------   --------   --------
       Total interest expense                                                   42,054     44,700     38,359
                                                                              --------   --------   --------
       Net interest income                                                      49,683     50,508     50,199
PROVISION FOR LOAN LOSSES                                                        2,563      1,623      1,505
                                                                              --------   --------   --------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                             47,120     48,885     48,694
                                                                              --------   --------   --------
OTHER OPERATING INCOME
  Service fees                                                                   3,247      3,414      3,746
  Trust fees                                                                       161        171        157
  Net gain on sales of loans                                                       807        280        151
  Loan servicing                                                                   402        659        899
  Net realized gain on sales of investment securities available for sale           553        136        449
  Write-down of carrying value of investment securities available for sale      (3,200)
  Net gain on sales of other real estate                                           546      1,466         55
  Litigation settlement                                                                     2,344
  Other                                                                          4,900      3,926      4,439
                                                                              --------   --------   --------
       Total other operating income                                              7,416     12,396      9,896
                                                                              --------   --------   --------
OTHER OPERATING EXPENSE
  Salaries and employee benefits                                                15,947     15,849     14,954
  Occupancy                                                                      3,303      2,901      2,743
  Furniture and equipment                                                        3,184      2,802      2,655
  FDIC insurance premiums                                                          224        172      1,113
  Professional fees                                                                738        829      1,062
  Data processing                                                                1,082        772        827
  Other real estate                                                                291        523      5,042
  Other                                                                          6,466      5,842      5,754
                                                                              --------   --------   --------
       Total other operating expense                                            31,235     29,690     34,150
                                                                              --------   --------   --------
INCOME BEFORE INCOME TAXES                                                      23,301     31,591     24,440
INCOME TAXES                                                                     7,123      9,807      8,498
                                                                              --------   --------   --------
NET INCOME                                                                      16,178     21,784     15,942
OTHER COMPREHENSIVE INCOME, NET OF TAX:
  Unrealized holding gains (losses) on securities available for sale arising during the period (net of taxes (benefit) of $170 in 1998, $237 in 1997
     and ($743) in 1996)                                                           925        522       (584)
  Less: reclassification adjustment for gains included in net income (net of
     taxes of $221 in 1998, $54 in 1997 and $180 in 1996)                         (332)       (82)      (269)
                                                                              --------   --------   --------
       Total other comprehensive income (loss)                                     593        440       (853)
                                                                              --------   --------   --------
COMPREHENSIVE INCOME                                                          $ 16,771   $ 22,224   $ 15,089
                                                                              ========   ========   ========

EARNINGS PER SHARE - BASIC                                                    $  37.41   $  50.37   $  36.86
                                                                              ========   ========   ========
                                                                            -----------


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           WEST SUBURBAN BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                             (Dollars in thousands)

                                                                                                      Unrealized
                                                                                                     Gain (Loss)
                                                                                                     on Securities
                                                     Class A     Class B                              Available         Total
                                         Common      Common      Common                 Retained      For Sale,     Shareholders'
                                          Stock       Stock       Stock     Surplus     Earnings     Net of Taxes      Equity
                                       -----------  ---------  ----------- ----------  -----------  -------------- ---------------
BALANCE, JANUARY 1, 1996                               $2,774         $683    $38,066      $68,416            $229        $110,168

Net income                                                                                  15,942                          15,942
Cash dividend declared                                                                      (6,919)                         (6,919)
Change in net unrealized gain (loss)
  on securities available for sale,
  net of taxes                                                                                                (853)           (853)
                                       -----------  ---------  ----------- ----------  -----------  -------------- ---------------
BALANCE, DECEMBER 31, 1996                              2,774          683     38,066       77,439            (624)        118,338

Net income                                                                                  21,784                          21,784
Cash dividends declared                                                                     (8,001)                         (8,001)
Change in net unrealized gain (loss)
  on securities available for sale,
  net of taxes                                                                                                 440             440
Purchase of minority interest in
  subsidiaries                                                                                (208)                           (208)
                                       -----------  ---------  ----------- ----------  -----------  -------------- ---------------
BALANCE, DECEMBER 31, 1997                              2,774          683     38,066       91,014            (184)        132,353

                                       -------------------------------------------------------------------------------------------
Redesignation of common stock               $3,457     (2,774)        (683)
Net income                                                                                  16,178                          16,178
Cash dividends declared                                                                    (14,705)                        (14,705)
Change in net unrealized gain (loss)
  on securities available for sale,
  net of taxes                                                                                                 593             593
Purchase of minority interest in
  subsidiaries                                                                                 (26)                            (26)
                                       -----------  ---------  ----------- ----------  -----------  -------------- ---------------
BALANCE, DECEMBER 31, 1998                  $3,457                            $38,066      $92,461            $409        $134,393
                                       ===========  =========  =========== ==========  ===========  ============== ===============
                                       -------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

                           WEST SUBURBAN BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                             (Dollars in thousands)

                                                                               -----------
                                                                                   1998        1997        1996
                                                                                ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                    $  16,178   $  21,784   $  15,942
                                                                                ---------   ---------   ---------
  Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization                                                3,456       3,236       2,974
       Provision for loan losses                                                    2,563       1,623       1,505
       (Benefit) provision for deferred income tax                                   (243)      1,342      (2,185)
       Net premium amortization and discount accretion of
        investment securities                                                         720         502         487
       Net realized gain on sales of securities available for sale                   (553)       (136)       (449)
       Write-down of carrying value of investment securities
        available for sale                                                          3,200
       Net gain on sales of loans held for sale                                      (807)       (280)       (151)
       Proceeds from sales of loans held for sale                                   7,852       3,296         727
       Origination of loans held for sale                                         (16,514)     (4,491)     (1,043)
       Provision for loss on other real estate                                                              5,460
       Loss (gain) on sales of premises and equipment                                  49          (8)         90
       Net gain on sales of other real estate                                        (546)     (1,466)        (55)
       Decrease (increase) in accrued interest and other assets                       696          72      (1,165)
       (Decrease) increase in accrued interest and other liabilities               (2,754)       (561)      2,114
                                                                                ---------   ---------   ---------
           Total adjustments                                                       (2,881)      3,129       8,309
                                                                                ---------   ---------   ---------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                                     13,297      24,913      24,251
                                                                                ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment securities available for sale:
       Proceeds from sales                                                         55,482      11,414      30,160
       Proceeds from maturities                                                   168,502      92,057      16,721
       Purchases                                                                 (213,613)   (163,281)    (72,537)
  Investment securities held to maturity:
       Proceeds from maturities                                                   281,684      82,407      48,343
       Purchases                                                                 (253,862)   (111,341)   (102,353)
  Purchase of minority interest in subsidiaries                                       (26)       (208)
  Net (increase) decrease in loans                                                 (4,131)     20,605     (26,697)
  Purchases of premises and equipment                                              (5,774)     (4,248)     (4,017)
  Proceeds from sales of premises and equipment                                        18           8          29
  Proceeds from sales of other real estate                                          3,680       2,725       2,259
                                                                                ---------   ---------   ---------
     NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                           31,960     (69,862)   (108,092)
                                                                                ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in total deposits                                                   11,003      45,552      69,608
  (Decrease) increase in FHLB advances                                                         (1,350)      1,350
  Cash dividends paid                                                              (9,731)     (7,569)     (6,812)
                                                                                ---------   ---------   ---------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                                      1,272      36,633      64,146
                                                                                ---------   ---------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               46,529      (8,316)    (19,695)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     60,334      68,650      88,345
                                                                                ---------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        $ 106,863   $  60,334   $  68,650
                                                                                =========   =========   =========

Supplemental cash flow information:
  Cash paid during the year for:
     Interest on deposits and other borrowings                                  $  44,762   $  42,229   $  37,694
     Income taxes                                                                   6,563       9,407      10,244
  Transfers from loans to other real estate                                         2,427         951       2,104
                                                                               -----------

The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           WEST SUBURBAN BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPALS OF CONSOLIDATION
During the first quarter of 1997, West Suburban Bank (the "Bank") received approvals from the Federal Deposit Insurance Corporation ("FDIC"), the Office of the Illinois Commissioner of Banks and Real Estate and the Office of Thrift Supervision to merge the four bank subsidiaries and the thrift subsidiary into one state chartered bank under the name "West Suburban Bank." On May 17, 1997, the subsidiaries were merged and since that date, West Suburban Bancorp, Inc. ("West Suburban") has conducted its banking activities through its single bank subsidiary. The merger had no significant impact on the Company's financial condition or results of operations. West Suburban together with the Bank may be referred to as the "Company." The consolidated financial statements include the accounts of West Suburban and the Bank. Significant intercompany accounts and transactions have been eliminated.

BASIS OF ACCOUNTING
The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles and conform to general practices within the banking industry. A summary of accounting policies follows.

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the allowance for loan losses, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT SECURITIES
Debt and marketable equity securities are classified into two categories, "held to maturity" and "available for sale." Held to maturity securities include those debt securities where the Company has both the ability and positive intent to hold them to maturity. Securities not meeting these criteria are classified as available for sale. Held to maturity securities are carried at amortized historical cost while available for sale securities are carried at fair value with net unrealized gains and losses (net of tax) reported as a separate component of shareholders' equity. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Any decline in the carrying values of investment securities which is deemed to be other than temporary is charged against current earnings. The Company does not engage in trading activities. The Company has not utilized futures, forwards, swaps or option contracts in order to manage its interest rate risk or otherwise.

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

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

INTANGIBLES
The Company accounted for the acquisition of its former thrift subsidiary using the purchase method of accounting. The related intangibles are being amortized over 15 years using the straight-line method and are included in accrued interest and other assets. Long-lived assets and certain identifiable intangibles that are used in operations are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets might not be recoverable.

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

EARNINGS PER SHARE
The Company adopted Statement of Financial Accounting Standards ("SFAS") 128, "Earnings per Share," in 1997, which revised the standards for computing and presenting basic and diluted earnings per share. All prior periods have been restated. Earnings per share is calculated on the basis of the daily weighted average number of shares outstanding. The Company has no dilutive potential common shares outstanding.

CASH FLOWS
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-earning deposits in financial institutions and federal funds sold. Generally, federal funds are sold for one day periods.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NEW ACCOUNTING STANDARDS
SFAS 125, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended by SFAS 127, "Deferral of the Effective Date of Certain Provisions of SFAS 125," was effective for the Company beginning January 1, 1997. SFAS 125 provides new accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a "financial-components" approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. In December 1996, the Financial Accounting Standards Board ("FASB") issued SFAS 127, "Deferral of the Effective Date of Certain Provisions of SFAS 125," which deferred the effective date of certain provisions of SFAS 125 for one year. Neither the adoption of SFAS 125 nor SFAS 127 had a material impact on the Company's financial condition or results of operations.

In June 1997, FASB issued SFAS 130, "Reporting Comprehensive Income," which requires businesses to disclose comprehensive income and its components in their general-purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997, with reclassification of comparative financial statements and is applicable to interim periods.

Additionally, in June 1997, the FASB issued SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," which required reporting information regarding the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. The Company manages its business on the basis of one reportable segment, focusing primarily on retail and commercial banking activities.

RECLASSIFICATIONS
Certain reclassifications have been made in prior years' financial statements to conform with the current year's presentation.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale are as follows at December 31:

---------------------------------------------------------------------------------------------------------------------------
                                                                                      1998
                                                  -------------------------------------------------------------------------
                                                                          Gross              Gross
                                                     Amortized          Unrealized         Unrealized
                                                       Cost               Gains              Losses           Fair Value
                                                  ---------------     --------------     --------------     ---------------
Corporate                                                $144,301               $866             ($239)            $144,928
U.S. government agencies and corporations                  46,327                 66              (143)              46,250
U.S. Treasury                                                 505                  4                                    509
States and political subdivisions                           1,188                 24                                  1,212
                                                         --------             ------             -----             --------
     Total debt securities                                192,321                960              (382)             192,899
Preferred Stock and other equity securities                12,626                 99                                 12,725
                                                         --------             ------             -----             --------
     Total                                               $204,947             $1,059             ($382)            $205,624
                                                         ========             ======             =====             ========
---------------------------------------------------------------------------------------------------------------------------

                                                                                    1997
                                                  -------------------------------------------------------------------------
                                                                          Gross              Gross
                                                     Amortized          Unrealized         Unrealized
                                                       Cost               Gains              Losses           Fair Value
                                                  ---------------     --------------     --------------     ---------------
Corporate                                                $170,335               $498             ($506)            $170,327
U.S. government agencies and corporations                  26,550                120              (537)              26,133
U.S. Treasury                                              12,084                                  (73)              12,011
States and political subdivisions                           1,178                 19                                  1,197
                                                  ---------------     --------------     --------------     ---------------
     Total debt securities                                210,147                637            (1,116)             209,668
Preferred Stock and other equity securities                 8,745                181                (7)               8,919
                                                  ---------------     --------------     --------------     ---------------
     Total                                               $218,892               $818           ($1,123)            $218,587
                                                  ===============     ==============     ==============     ===============


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The amortized cost and fair value of investment securities held to maturity are as follows at December 31:

---------------------------------------------------------------------------------------------------------------------------
                                                                                    1998
                                                  -------------------------------------------------------------------------
                                                                          Gross              Gross
                                                     Amortized          Unrealized         Unrealized
                                                       Cost               Gains              Losses           Fair Value
                                                  ---------------     --------------     --------------     ---------------
U.S. government agencies and corporations                $136,467               $237             ($269)            $136,435
States and political subdivisions                          35,212                977               (34)              36,155
                                                  ---------------     --------------     --------------     ---------------
     Total                                               $171,679             $1,214             ($303)            $172,590
                                                  ===============     ==============     ==============     ===============
---------------------------------------------------------------------------------------------------------------------------

                                                                                    1997
                                                  -------------------------------------------------------------------------
                                                                          Gross              Gross
                                                     Amortized          Unrealized         Unrealized
                                                       Cost               Gains              Losses           Fair Value
                                                  ---------------     --------------     --------------     ---------------
U.S. government agencies and corporations                $162,176               $134             ($168)            $162,142
States and political subdivisions                          37,116                679               (32)              37,763
                                                  ---------------     --------------     --------------     ---------------
     Total                                               $199,292               $813             ($200)            $199,905
                                                  ===============     ==============     ==============     ===============

The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 1998 by contractual maturity are as follows:

---------------------------------------------------------------------------------------------------------------------------
                                                          Available for Sale                      Held to Maturity
                                                  ----------------------------------     ----------------------------------
                                                     Amortized                             Amortized
                                                       Cost             Fair Value            Cost             Fair Value
                                                  ---------------     --------------     --------------     ---------------
Due in 1 year or less                                     $70,060            $70,223            $27,172             $27,195
Due after 1 year through 5 years                          121,982            122,397            108,942             109,181
Due after 5 years through 10 years                              5                  5             21,183              21,445
Due after 10 years                                            274                274             14,382              14,769
                                                  ---------------     --------------     --------------     ---------------
     Total                                               $192,321           $192,899           $171,679            $172,590
                                                  ===============     ==============     ==============     ===============
---------------------------------------------------------------------------------------------------------------------------

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Gross gains and gross (losses) of $558 and ($5), $150 and ($14), and $476 and ($27) were realized on sales in 1998, 1997 and 1996, respectively.

Investment securities with a carrying value of approximately $13,155 and $24,688 at December 31, 1998 and 1997, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE 3 - LOANS

Major classifications of loans were as follows at December 31:

                               -------------------
                                      1998                     1997
                                -----------------        -----------------
Commercial                               $225,774                 $233,343
Installment                                16,468                   21,015
Indirect auto                              30,412
Real estate:
  Mortgage                                289,934                  292,675
  Home equity                             111,446                  127,587
  Construction                             69,640                   72,415
  Held for sale                            16,514                    4,491
VISA - credit card                         14,210                   16,235
Other                                       6,748                    4,549
                                -----------------        -----------------
     Total                                781,146                  772,310
Allowance for loan losses                  (9,998)                  (9,772)
                                -----------------        -----------------
     Loans, net                          $771,148                 $762,538
                                =================        =================
                               -------------------

The Company makes commercial, personal and residential loans primarily to customers throughout the western suburbs of Chicago. The Company's loans to the construction and land development industries represented 8.9% and 9.4% of total loans at December 31, 1998 and 1997, respectively. The Company's real estate construction loans are generally made within its market area. The Company manages this exposure by continually reviewing local market conditions and closely monitoring collateral values.

Loans on which the accrual of interest has been discontinued or reduced amounted to $14,979, $3,042 and $2,283 at December 31, 1998, 1997 and 1996, respectively.
If interest on those loans had been accrued, such income would have approximated $615, $457 and $136 for 1998, 1997 and 1996, respectively.

Changes in the allowance for loan losses were as follows for the years ended December 31:

                               -------------------
                                      1998                 1997                 1996
                                -----------------    -----------------    -----------------
Balance, beginning of year                 $9,772               $9,603               $8,900
  Provision for loan losses                 2,563                1,623                1,505
  Loans charged-off                        (2,732)              (1,732)              (1,097)
  Recoveries                                  395                  278                  295
                                -----------------    -----------------    -----------------
Balance, end of year                       $9,998               $9,772               $9,603
                                =================    =================    =================
                               -------------------

The Company's impaired loans consisted of commercial and non-residential mortgage loans totaling $32,161 at December 31, 1998 and $17,156 at December 31, 1997. Of these impaired loans, $485 required a valuation allowance of $36 at December 31, 1998 compared to impaired loans of $2,496 with valuation allowance of $676 at December 31, 1997. The average outstanding balance of impaired loans was approximately $35,856 and $15,718 for the years ended December 31, 1998 and 1997, respectively. The interest income recognized on impaired loans was approximately $2,391 and $1,324 for the years ended December 31, 1998 and 1997, respectively. The Company had no impaired real estate construction loans during 1998 or 1997.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers. At December 31, 1998 and 1997, the Company was servicing loans for the benefit of others with aggregate unpaid principal balances of $116,989 and $148,386, respectively.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE 4 - PREMISES AND EQUIPMENT

Major classifications of these assets are summarized as follows at December 31:

                                                         ----------
                                                            1998         1997
                                                          --------     --------
Land                                                      $  8,018     $  5,848
Premises                                                    27,927       26,060
Leasehold improvements                                         570          679
Furniture and equipment                                     29,420       28,625
                                                          --------     --------
                                                            65,935       61,212
Less accumulated depreciation and amortization             (32,542)     (30,070)
                                                          --------     --------
  Total                                                   $ 33,393     $ 31,142
                                                          ========     ========
                                                         ----------

NOTE 5 - DEPOSITS

The major categories of deposits are summarized as follows at December 31:

                                                     ------------
                                                         1998            1997
                                                      ----------      ----------
Demand and other noninterest-bearing                  $  112,464      $  124,220
NOW accounts                                              34,712          48,915
Money market checking                                     99,304             283
Money market savings                                     501,128         465,683
Time, $100,000 and over                                   81,041          84,083
Time, other                                              327,303         421,765
                                                      ----------      ----------
  Total                                               $1,155,952      $1,144,949
                                                      ==========      ==========
                                                     ------------

Interest expense on interest-bearing deposits is summarized as follows for the years ended December 31:

                                            ---------
                                              1998          1997          1996
                                             -------       -------       -------
NOW accounts                                 $   852       $ 1,286       $ 2,836
Money market checking                          1,320            11
Money market savings                          14,345        13,177        12,314
Time, $100,000 and over                        4,817         5,100         3,675
Time, other                                   20,540        24,739        18,962
                                             -------       -------       -------
  Total                                      $41,874       $44,313       $37,787
                                             =======       =======       =======
                                            ---------

NOTE 6 - INCOME TAXES

The income tax provision reflected in the Consolidated Statements of Income and Comprehensive Income is as follows for the years ended December 31:

                                       ---------
                                          1998            1997            1996
                                        -------          ------         -------
Current:
  Federal                                $6,525          $7,271         $ 9,068
  State                                     841           1,194           1,615
Deferred                                   (243)          1,342          (2,185)
                                         ------          ------         -------
  Total                                  $7,123          $9,807         $ 8,498
                                         ======          ======         =======
                                       ---------


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

A reconciliation between taxes computed at the statutory income tax rates and the consolidated effective tax rates follows:

                                                         --------
                                                           1998      1997      1996
                                                          ------    ------    ------
Statutory income tax rates                                  35.0%     35.0%     35.0%
(Decrease) increase in taxes resulting from:
  Federal tax-exempt income                                 (3.1)     (2.8)     (3.9)
  State income taxes, net of federal tax benefit             2.3       3.0       3.2
  Resolution of the Internal Revenue Service Examination              (3.4)
  Other                                                     (3.6)     (0.8)      0.5
                                                          ------    ------    ------
     Consolidated effective tax rates                       30.6%     31.0%     34.8%
                                                          ======    ======    ======
                                                         --------

The temporary differences which created deferred tax assets and liabilities at December 31 are detailed below:

                                                               --------
                                                                 1998      1997
                                                                ------    ------
Deferred tax assets:
  Allowance for loan loss                                       $3,467    $3,377
  Deferred compensation                                          1,318     1,374
  Unrealized loss on securities available for sale                           121
                                                                ------    ------
     Total deferred tax assets                                   4,785     4,872
                                                                ------    ------
Deferred tax liabilities:
  Depreciation                                                     523       707
  Unrealized gain on securities available for sale                 268
  Other                                                            205       230
                                                                ------    ------
     Total deferred tax liabilities                                996       937
                                                                ------    ------
     Net deferred tax assets                                    $3,789    $3,935
                                                                ======    ======
                                                               --------

NOTE 7 - EMPLOYEE BENEFIT PLANS

As of December 31, 1998, the Company maintained an employee stock ownership plan, the West Suburban Bank Employee Stock Ownership Plan (the "Plan"), covering substantially all full-time employees who have satisfied specific age and service requirements. The Plan is a tax-qualified stock bonus plan under
Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan is designed to provide incentives to participants by granting them an interest in the Company's common stock in which the Plan invests. The Plan is an individual account defined contribution plan, which means that an individual account is established for each participant of the Plan and that the amount of benefits payable upon retirement, termination, disability or death is based upon service and the amount of the employer's contributions and any income, expenses, gains or losses which may have been allocated to the participant's account. Annual contributions were made in accordance with resolutions passed by the board of directors of the Bank and in aggregate amounted to $1,387 in 1998, $1,347 in 1997 and $1,221 in 1996. The Bank also maintains deferred compensation plans in which former and current executive officers participate. The deferred compensation expense for the years ended December 31, 1998, 1997 and 1996 amounted to $140, $204 and $406, respectively. The deferred compensation plans are not qualified under the Code and, therefore, tax deductions are allowed only when benefits are paid.

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


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

The Company's exposure to credit risk in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company generally requires collateral or other security to support financial instruments with credit risk. A summary of the contractual amount of the Company's exposure to off-balance-sheet risk as of December 31 is as follows:

                                                           ----------
                                                              1998        1997
                                                            --------    --------
Financial instruments whose contractual amounts
  represent credit risks:
     Commitments to extend credit                           $332,417    $292,527
     Letters of credit                                        14,423      19,912
                                                            --------    --------
       Total                                                $346,840    $312,439
                                                            ========    ========
                                                           ----------

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other terminating clauses and may require payment of a fee. Since many of the commitments are expected to expire without being exercised, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies and may include accounts receivable, inventory, property and equipment or commercial or residential properties.

Letters of credit written are conditional commitments issued by the Company to either extend credit to a customer or guarantee the performance of a customer to a third party. Guarantees of performance are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary. The extent and nature of collateral held for those commitments varies.

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


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The estimated fair values of the Company's financial instruments as of December 31 are set forth in the table below:

                                             ---------------------------------------
                                                               1998                                        1997
                                               -------------------------------------       -------------------------------------
                                                   Carrying             Estimated             Carrying             Estimated
                                                     Value             Fair Value               Value             Fair Value
                                               -----------------     ---------------       ---------------     -----------------
Financial assets:
  Cash and cash equivalents                             $106,863            $106,863               $60,334               $60,334
  Investment securities:
     Available for sale                                  205,624             205,624               218,587               218,587
     Held to maturity                                    171,679             172,590               199,292               199,905
  Loans, less allowance for loan losses                  771,148             792,146               762,538               772,410
                                               -----------------     ---------------       ---------------     -----------------
     Total financial assets                           $1,255,314          $1,277,223            $1,240,751            $1,251,236
                                               =================     ===============       ===============     =================

Financial liabilities:
  Deposits                                            $1,155,952          $1,162,358            $1,144,949            $1,159,387
                                               -----------------     ---------------       ---------------     -----------------
     Total financial liabilities                      $1,155,952          $1,162,358            $1,144,949            $1,159,387
                                               =================     ===============       ===============     =================
                                             ---------------------------------------

The fair values for investment securities were derived from quoted market values as of the close of business on December 31, 1998 and 1997 when available, or, when quotes were not available, the fair value was estimated based on quoted prices of comparable securities. The fair values for loans, less allowance for loan losses were estimated by discounting the future cash flows from loan repayments using current interest rates for loans having comparable maturities. The fair values for deposits were estimated using the present value discounted cash flow method at discount rates comparable to current market rates for similar liabilities.

Off-balance-sheet items which totaled $346,840 at December 31, 1998 and $312,439 at December 31, 1997 are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding. There is no material difference between the contractual amount and the estimated fair value of off-balance-sheet items.

NOTE 11 - RELATED PARTY TRANSACTIONS

Certain directors and officers of the Company, and some of the corporations and firms with which these individuals are associated, are customers of the Bank in the ordinary course of business, and/or are indebted to the Bank for loans of $60,000 or more. It is anticipated that they will continue to be customers of and indebted to the Bank in the future. All such loans, however, were made in the ordinary course of business, which did not involve more than the normal risk of collectibility or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral provided, as those prevailing at the same time for comparable loans made by the Bank in transactions with unaffiliated persons, although directors were regularly allowed the lowest interest rate given to others on personal loans.

Certain officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, were indebted to the Company in the aggregate amount of $17,944 and $22,570 at December 31, 1998 and 1997, respectively. During 1998, $20,294 in additions and $24,920 in reductions occurred.

NOTE 12 - INVESTMENT IN SUBSIDIARY AND REGULATORY RESTRICTIONS

West Suburban is economically dependent on the cash dividends received from the Bank. These dividends represent the primary cash flow used to fund dividend payments to West Suburban's shareholders. Cash dividends received by West Suburban amounted to $9,488, $20,747 and $8,136 for the years ended December 31, 1998, 1997 and 1996, respectively. The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements results in the initiation of certain mandatory and possibly additional discretionary - actions by regulators that, if undertaken, could have direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, each entity must meet specific capital guidelines that involve quantitative measures of each entity's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes as of December 31, 1998, that the Company and the Bank met all capital adequacy requirements to which they were subject.

Management's present policy is to limit the amount of dividends from the Bank such that the Bank qualifies as a "well-capitalized" institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended, thereby minimizing the amount of FDIC insurance premiums paid by the Bank and providing capital to fund growth. As of December 31, 1998, the Bank could pay, in the aggregate, dividends totaling $22,879 to West Suburban while remaining a "well-capitalized" institution. The Bank could pay additional dividends without seeking regulatory approval.

As of December 31, 1998 and 1997, the most recent notifications from the FDIC categorized the Company and Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" West Suburban and the Bank must maintain minimum ratios for total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets as set forth in the table. There are no conditions or events since that notification that management believes would result in a change of the category. The capital amounts and ratios of the Company and the Bank are also presented in the table:

--------------------------------------------------------------------------------------------------------------------------
                                                                                For Capital
                                                                                 Adequacy                To Be Well
                                                         Actual                  Purposes                Capitalized
                                                ------------------------   ---------------------   -----------------------
AS OF DECEMBER 31, 1998                            Amount        Ratio       Amount      Ratio        Amount       Ratio
                                                -------------  ---------   -----------  --------   ------------  ---------
  TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
West Suburban Bancorp, Inc.                          $142,703       13.5%      $84,721       8.0%           N/A        N/A
West Suburban Bank                                    127,241       12.2        83,490       8.0       $104,362       10.0%
  TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):
West Suburban Bancorp, Inc.                           132,660       12.5        43,361       4.0            N/A        N/A
West Suburban Bank                                    117,198       11.3        41,745       4.0         62,617        6.0
  TIER 1 CAPITAL (TO AVERAGE ASSETS):
West Suburban Bancorp, Inc.                           132,660       10.4        51,275       4.0            N/A        N/A
West Suburban Bank                                    117,198        9.2        51,179       4.0         63,973        5.0

--------------------------------------------------------------------------------------------------------------------------

                                                                                For Capital
                                                                                 Adequacy                To Be Well
                                                         Actual                  Purposes                Capitalized
                                                ------------------------   ---------------------   -----------------------
AS OF DECEMBER 31, 1997                            Amount        Ratio       Amount      Ratio        Amount       Ratio
                                                -------------  ---------   -----------  --------   ------------  ---------
  TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
West Suburban Bancorp, Inc.                          $140,781       13.7%      $82,252       8.0%           N/A        N/A
West Suburban Bank                                    120,242       11.6        83,276       8.0       $104,095       10.0%
  TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):
West Suburban Bancorp, Inc.                           131,009       12.7        41,126       4.0            N/A        N/A
West Suburban Bank                                    110,470       10.6        41,638       4.0         62,457        6.0
  TIER 1 CAPITAL (TO AVERAGE ASSETS):
West Suburban Bancorp, Inc.                           131,009       10.2        51,386       4.0            N/A        N/A
West Suburban Bank                                    110,470        8.3        53,400       4.0         66,750        5.0

In accordance with the regulations of the Board of Governors of the Federal Reserve System, the Bank must maintain noninterest-earning cash balances with the Federal Reserve Bank of Chicago. The average amount of these balances for years ended December 31, 1998 and 1997 was approximately $13,287 and $10,436, respectively.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE 13 - COMMON STOCK

At the Annual Meeting of Shareholders of West Suburban held on May 13, 1998, the shareholders approved an amendment to West Suburban's Articles of Incorporation, the effect of which was to redesignate each share of Class A Common Stock and each share of Class B Common Stock outstanding as Common Stock. Additionally, the number of votes per share of Common Stock was reduced from five votes per share to one vote per share on all matters submitted to the shareholders of West Suburban. The amendment to West Suburban's Articles of Incorporation also increased the number of shares of Common Stock that West Suburban is authorized to issue from two million to fifteen million shares.

NOTE 14 - NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. This standard requires all derivatives to be recorded on the balance sheet at fair value and establishes "special accounting" for the following three different types of hedges: hedges of changes in the fair value of assets, liabilities, or firm commitments (referred to as fair value hedges); hedges of the variable cash flows of forecasted transactions (cash flow hedges); and hedges of foreign currency exposures of net investment in foreign operations. SFAS 133 is effective for years beginning after June 15, 1999. The Company has not yet determined if the adoption of SFAS 133 will have an effect on the Company's financial condition or results of operations.

NOTE 15 - CONDENSED FINANCIAL INFORMATION - PARENT ONLY

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                          ----------
ASSETS                                                       1998         1997
                                                           --------     --------
Cash on deposit in subsidiary                              $ 22,476     $ 22,618
Equity investment in subsidiary                             117,607      110,286
Intangibles, net                                              1,324        1,527
Other assets                                                    123          107
                                                           --------     --------
  TOTAL ASSETS                                             $141,530     $134,538
                                                           ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Dividends payable                                          $  7,136     $  2,162
Other liabilities                                                 1           23
                                                           --------     --------
  TOTAL LIABILITIES                                           7,137        2,185
Shareholders' equity                                        134,393      132,353
                                                           --------     --------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $141,530     $134,538
                                                           ========     ========
                                                          ----------

                         CONDENSED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                               ---------
OPERATING INCOME                                                 1998     1997     1996
                                                                -------  -------  -------
  Dividends from subsidiary                                     $ 9,488  $20,747  $ 8,136
  Interest income on investment securities                          135
  Other interest income                                             730      538      337
                                                                -------  -------  -------
     Total operating income                                      10,353   21,285    8,473
                                                                -------  -------  -------
OPERATING EXPENSE
  Amortization of intangibles                                       204      204      204
  Other                                                             593      481      240
                                                                -------  -------  -------
     Total operating expense                                        797      685      444
                                                                -------  -------  -------
Income before income taxes                                        9,556   20,600    8,029
Income tax expense                                                  107       25       41
                                                                -------  -------  -------
Income before equity in undistributed net income of subsidiary    9,449   20,575    7,988
Equity in undistributed net income of subsidiary                  6,729    1,209    7,954
                                                                -------  -------  -------
NET INCOME                                                      $16,178  $21,784  $15,942
                                                                =======  =======  =======
                                                               ---------


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                       CONDENSED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                           ----------
CASH FLOWS FROM OPERATING ACTIVITIES                          1998       1997       1996
                                                            --------   --------   --------
  Net income                                                $ 16,178   $ 21,784   $ 15,942
                                                            --------   --------   --------
  Adjustments to reconcile net income to net cash provided
    by operating activities:
     Equity in undistributed net income of subsidiary         (6,729)    (1,209)    (7,954)
     Net premium amortization and discount accretion of
        investment securities                                   (135)
     Amortization of intangibles                                 204        204        204
     (Increase) decrease in other assets                         (16)      (104)         6
     Decrease in other liabilities                               (22)       (20)
                                                            --------   --------   --------
       Total adjustments                                      (6,698)    (1,129)    (7,744)
                                                            --------   --------   --------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                    9,480     20,655      8,198
                                                            --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Investment securities available for sale:
     Proceeds from maturities                                 45,000
     Purchases                                               (44,865)
  Purchase of minority interest in subsidiaries                  (26)      (208)
                                                            --------   --------   --------
  NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES            109       (208)

CASH FLOWS FROM FINANCING ACTIVITIES
  Cash dividends paid                                         (9,731)    (7,569)    (6,812)
                                                            --------   --------   --------
  NET CASH USED IN FINANCING ACTIVITIES                       (9,731)    (7,569)    (6,812)
                                                            --------   --------   --------

NET (DECREASE) INCREASE IN CASH                                 (142)    12,878      1,386
CASH AT BEGINNING OF YEAR                                     22,618      9,740      8,354
                                                            --------   --------   --------
CASH AT END OF YEAR                                         $ 22,476   $ 22,618   $  9,740
                                                            ========   ========   ========
                                                           ----------


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

                                                            Years Ended December 31,
                                        --------------------------------------------------------------
                                           1998         1997         1996         1995         1994
                                        ----------   ----------   ----------   ----------   ----------
SELECTED OPERATING DATA
Interest income                         $   91,737   $   95,208   $   88,558   $   83,428   $   69,112
Interest expense                            42,054       44,700       38,359       37,414       27,431
                                        ----------   ----------   ----------   ----------   ----------
  Net interest income                       49,683       50,508       50,199       46,014       41,681
Provision for loan losses                    2,563        1,623        1,505        1,850        2,216
                                        ----------   ----------   ----------   ----------   ----------
  Net interest income after provisions      47,120       48,885       48,694       44,164       39,465
Other operating income (1)                   7,416       12,396        9,896        7,824        9,685
Other operating expense                     31,235       29,690       34,150       30,192       27,173
                                        ----------   ----------   ----------   ----------   ----------
  Income before income taxes                23,301       31,591       24,440       21,796       21,977
Income taxes                                 7,123        9,807        8,498        8,271        8,951
                                        ----------   ----------   ----------   ----------   ----------
Net income                              $   16,178   $   21,784   $   15,942   $   13,525   $   13,026
                                        ==========   ==========   ==========   ==========   ==========

PER SHARE DATA
Earnings - Basic                        $    37.41   $    50.37   $    36.86   $    31.27   $    30.12
Cash dividends declared                      34.00        18.50        16.00        15.00        13.75
Book value                                  310.74       306.02       273.62       254.73       226.53

SELECTED BALANCES
Investment securities                   $  377,303   $  417,879   $  328,769   $  250,556   $  226,007
Net loans                                  771,148      762,538      784,242      760,687      709,205
Total assets                             1,308,953    1,293,691    1,235,604    1,154,349    1,041,495
Deposits                                 1,155,952    1,144,949    1,099,397    1,029,789      923,257
Shareholders' equity                       134,393      132,353      118,338      110,168       97,971

RATIOS
Return on average total assets                1.26%        1.71%        1.38%        1.27%        1.29%
Return on average shareholders' equity       11.77        17.48        13.93        13.03        13.29
Cash dividends paid to net income            60.15        34.74        42.73        47.16        44.10
Average equity to average total assets       10.73         9.78         9.90         9.71         9.67
Net interest margin (FTE)(2)                  4.03         4.13         4.50         4.43         4.21
                                        ----------

(1) Other operating income includes the following gains on sales of loans for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 respectively: $807, $280, $151, $110 and $213. Other operating income in 1997 also includes a $2,344 settlement of a claim related to an investment that the Company made during the late 1980's.
(2) Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35% and a state income tax rate of 7.3%.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

               DISTRIBUTION OF ASSETS AND NET INTEREST INCOME AND
               AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS
                                   (UNAUDITED)
                             (Dollars in thousands)

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, and the resultant costs, expressed both in dollars and rates. All average balances are daily average balances. To the extent received, interest on nonaccruing loans has been included in the table.

                                                          Years Ended December 31,
                           -----------------------------------------------------------------------------------------
                                       1998                         1997                          1996
                           ----------------------------  --------------------------- -------------------------------
                            Average                       Average                      Average
                            Balance   Interest   Rate     Balance   Interest   Rate    Balance    Interest    Rate
                           ---------- --------- -------  ---------- --------- ------ ------------ --------- --------
ASSETS
Interest-earning deposits in
  financial institutions         $505       $27     5.3%       $286       $12    4.2%        $301       $16      5.3%
                           ---------- --------- -------  ---------- --------- ------ ------------ --------- --------
Federal funds sold             58,181     3,062     5.3      35,879     1,978    5.5       34,719     1,840      5.3
                           ---------- --------- -------  ---------- --------- ------ ------------ --------- --------
Investment securities:
  Corporate                   150,697     9,528     6.3     107,036     6,978    6.5       67,382     4,453      6.6
  U.S. government agencies
     and corporations (1)     184,372    12,122     6.6     204,541    14,152    6.9      123,145     8,089      6.6
  U.S. Treasury                 8,173       428     5.2      15,109       782    5.2       19,308       975      5.0
  States and political
     subdivisions (1)          37,503     2,806     7.5      40,475     3,060    7.6       39,626     3,137      7.9
  Preferred stock and other
     equity securities          6,890       472     6.9      10,419       562    5.4       13,632       781      5.7
                           ---------- --------- -------  ---------- --------- ------ ------------ --------- --------
     Total investment
       securities (1)         387,635    25,356     6.5     377,580    25,534    6.8      263,093    17,435      6.6
                           ---------- --------- -------  ---------- --------- ------ ------------ --------- --------

Loans:
  Commercial (1)(2)(3)        288,091    26,729     9.3     302,774    28,722    9.5      298,872    28,307      9.5
  Installment (3)              21,605     1,954     9.0      38,677     3,518    9.1       37,883     3,487      9.2
  Indirect auto                 9,113       970    10.6
  Mortgage                    291,101    23,051     7.9     291,578    24,021    8.2      299,492    24,812      8.3
  Home equity                 119,552    10,008     8.4     125,497    10,538    8.4      121,543    11,161      9.2
  Visa and other               18,719     2,447    13.1      23,129     2,976   12.9       23,582     3,390     14.4
                           ---------- --------- -------  ---------- --------- ------ ------------ --------- --------
     Total loans (1)          748,181    65,159     8.7     781,655    69,775    8.9      781,372    71,157      9.1
                           ---------- --------- -------  ---------- --------- ------ ------------ --------- --------
     Total interest-earning
       assets (1)           1,194,502   $93,604     7.8%  1,195,400   $97,299    8.1%   1,079,485   $90,448      8.4%

Cash and due from banks        37,555                        37,991                        37,349
Premises and equipment, net    32,103                        30,796                        29,935
Other real estate               2,686                         2,525                         5,208
Allowance for loan losses      (9,467)                       (9,898)                       (9,432)
Accrued interest and other
  assets (4)                   22,605                        17,406                        13,907
                           ----------                    ----------                    ----------
     TOTAL ASSETS          $1,279,984                    $1,274,220                    $1,156,452
                           ==========                    ==========                    ==========
                          ------------------------------

1) Interest income and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35% and a state income tax rate of 7.3%.
2)    Commercial includes construction and development loans.
3) In early 1998, installment loans ($20.2 million) for commercial customers were reclassified to commercial loans. Average balances for 1997 and 1996 were not adjusted to reflect this change.
4) The average balances of nonaccrual loans are included in accrued interest and other assets.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

               DISTRIBUTION OF ASSETS AND NET INTEREST INCOME AND
               AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS
                                   (UNAUDITED)
                                   (CONTINUED)
                             (Dollars in thousands)

                                                          Years Ended December 31,
                           -----------------------------------------------------------------------------------------
                                       1998                          1997                          1996
                           ----------------------------  --------------------------- -------------------------------
                            Average                       Average                      Average
                            Balance   Interest   Rate     Balance   Interest   Rate    Balance    Interest    Rate
                           ---------- --------- -------  ---------- --------- ------ ------------ --------- --------
LIABILITIES AND
   SHAREHOLDERS' EQUITY
Interest-bearing deposits:
  NOW accounts                $44,617      $852     1.9%    $91,868    $1,286    1.4%    $177,019    $2,836      1.6%
  Money market checking        29,049     1,320     4.5         235        11    4.7
  Money market savings        506,801    14,345     2.8     431,513    13,177    3.1      347,650    12,314      3.5
Time deposits:
  Less than $100,000          360,241    20,540     5.7     421,156    24,739    5.9      334,177    18,962      5.7
  $100,000 and greater         83,815     4,817     5.7      87,996     5,100    5.8       63,079     3,675      5.8
                           ---------- --------- -------  ---------- --------- ------ ------------ --------- --------
     Total interest-bearing
        deposits            1,024,523    41,874     4.1   1,032,768    44,313    4.3      921,925    37,787      4.1

Federal funds purchased                                       2,397       133    5.5        7,710       419      5.4
Deferred compensation           2,820       180     6.4       2,545       200    7.9        1,684        79      4.7
FHLB advances                                                   911        54    5.9        1,366        74      5.4
                           ---------- --------- -------  ---------- --------- ------ ------------ --------- --------
     TOTAL INTEREST-
        BEARING LIABILITIES 1,027,343    42,054     4.1   1,038,621    44,700    4.3      932,685    38,359      4.1
                                      --------- -------             --------- ------              --------- --------

Demand deposits               107,984                       110,248                       103,448
Other liabilities               7,253                           719                         5,864
Shareholders' equity          137,404                       124,632                       114,455
                           ----------                    ----------                    ----------
  TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY  $1,279,984                    $1,274,220                    $1,156,452
                           ==========                    ==========                    ==========

Net interest income                     $51,550                       $52,599                       $52,089
                                      =========                     =========                     =========
Net interest margin                                 4.0%                         4.1%                            4.5%
                                                =======                       ======                        ========
Net yield on interest-
  earning assets                                    4.3%                         4.4%                            4.8%
                                                =======                       ======                        ========
                          ------------------------------


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company's financial condition as of December 31, 1998 and 1997 and results of operations for the years ended December 31, 1998, 1997 and 1996. The discussion and analysis should be read in conjunction with the financial statements, notes and tables included elsewhere in this annual report. The financial information provided below may be rounded to the nearest decimal in order to simplify the presentation of management's discussion and analysis. However, the ratios and percentages provided below are calculated (adjusted for rounding) using the detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

BALANCE SHEET ANALYSIS

TOTAL CONSOLIDATED ASSETS. Total consolidated assets of the Company increased $15.3 million (1.2%) to $1,309.0 million at December 31, 1998 from $1,293.7 million at December 31, 1997. Increases in federal funds sold were the largest component of the increase in total consolidated assets.

CASH AND CASH EQUIVALENTS. The Company's cash and cash equivalents increased $46.6 million (77.1%) to $106.9 million at December 31, 1998 from $60.3 million at December 31, 1997. Although the Company is likely to maintain higher levels of liquidity during late 1999 and early 2000 than in the past, the increase in cash and cash equivalents at December 31, 1998 resulted primarily from the Company's increased holdings in federal funds sold as the Company elected to decrease its holdings of investment securities due to the level of interest rates.

INVESTMENT SECURITIES. Aggregate holdings in investment securities decreased $40.6 million (9.7%) to $377.3 million at December 31, 1998 from $417.9 million at December 31, 1997. The decrease in investment securities was primarily the result of redemptions of securities by issuers as they have exercised their call or redemption rights. The Company's objectives in managing the securities portfolio are driven by the dynamics of its entire balance sheet which includes managing the portfolio to maximize yield over an entire interest rate cycle while providing liquidity and minimizing market risk.

LOANS. Total loans outstanding increased $8.8 million (1.1%) to $781.1 million at December 31, 1998 from $772.3 million at December 31, 1997. During 1998, the Company recorded approximately $30.4 million of net indirect auto loans. Home equity loans decreased $16.1 million to $111.5 million at December 31, 1998 from $127.6 at December 31, 1997, as more customers took advantage of the lower mortgage rates to consolidate their debt. The Company will attempt to remain competitive in its market by offering competitive rates and loan products while not compromising its credit evaluation standards to attract new business. Additionally, the Company hired a new commercial lender and continues to seek additional commercial lenders.

ALLOWANCE FOR LOAN LOSSES AND ASSET QUALITY. The Company maintains an allowance for loan losses to absorb possible losses in the loan portfolio. The allowance for loan losses is established after a determination of the potential credit risk of the loans held by the Company. Management evaluates the adequacy of the allowance based on past loan loss experience, expected future net credit losses, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, and current and prospective business and economic conditions. The allowance for loan losses increased $.2 million to $10.0 million at December 31, 1998 from $9.8 million at December 31, 1997. The ratio of the allowance for loan losses to total loans outstanding increased at December 31, 1998 to 1.28% compared to 1.27% at December 31, 1997. Nonperforming loans increased $10.7 million (136.3%) to $18.6 million at December 31, 1998 from $7.9 million at December 31, 1997. This increase was primarily due to the credit relationship with a leasing company being categorized as nonaccrual during the third quarter of 1998. The allowance for loan losses as of December 31, 1998 was approximately 54% and 124% of the level of nonperforming loans at December 31, 1998 and December 31, 1997, respectively. As of December 31, 1998, the total nonperforming loans to total loans was 2.4% compared to 1.0% at December 31, 1997.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The following table is an analysis of the Company's nonperforming loans at December 31 (dollars in thousands):

                                                -----------------
                                                      1998               1997            Dollar Change
                                                 ---------------    ---------------    ------------------
Nonaccrual loans                                         $14,979             $3,042               $11,937
Accruing loans 90 days past due                            3,621              4,829                (1,208)
                                                 ---------------    ---------------    ------------------
  Total nonperforming loans                              $18,600             $7,871               $10,729
                                                 ===============    ===============    ==================
Nonperforming loans as a percent of total loans              2.4%               1.0%
Other real estate                                         $1,742             $2,450                 ($708)
                                                 ===============    ===============    ==================
                                                -----------------

As of December 31, 1998, the Company had $9.4 million in credit exposure to a leasing company consisting of a warehouse line of credit with a principal balance of $7.3 million and $2.1 million of leases purchased from the leasing company on a limited recourse basis. The warehouse line of credit is secured by leases and various other assets. The leasing company was engaged in the business of originating and servicing small equipment leases until May 1998 when it sold substantially all of its assets. Subsequently, various irregularities in the leasing company's operations were discovered. In August 1998, the leasing company made an assignment for the benefit of creditors. The Company remains a secured creditor of the leasing company.

The Company has taken possession of certain leases and other assets that secure the warehouse line of credit and has arranged for the continued servicing of the leases. The Company is evaluating the continued retention or sale of these leases as well as the purchased leases. The Company is also conducting negotiations with the guarantors of the leasing company's obligations and exploring other possible ways to maximize realizations.

In addition, the Company owns Class B Notes issued in connection with lease securitizations arranged by the leasing company. During the third quarter of 1998, the Company recognized a loss of $3.2 million representing the other-than-temporary impairment of the entire carrying value of the Class B Notes, which were classified as available for sale investment securities. The leases that comprise the underlying assets of the Class B Notes are serviced by the institution that serves as the indenture trustee of the trust pursuant to which Class B Notes were issued.

OTHER REAL ESTATE. During 1998, other real estate decreased $.7 million (28.9%) to $1.7 million at December 31, 1998 from $2.4 million at December 31, 1997. Sales of properties had an aggregate carrying value of $3.1 million while additions of properties totaled $2.4 million. Management continues its efforts to reduce its holdings in other real estate.

DEPOSITS. Total deposits increased $11.0 million (1.0%) to $1,156.0 million at December 31, 1998 from $1,145.0 million at December 31, 1997. This increase was primarily due to money market checking deposits. During the second quarter of 1998, the Company promoted a money market checking account as an alternative to savings accounts or certificates of deposit. The Company has attracted $99.0 million in money market checking from new funds and run-off from existing higher rate certificates of deposit instruments. The Company believes that, in a declining interest rate environment, the cost of offering special rates to attract deposits outweighs any perceived benefits.

Year-end balances in the Company's major categories of deposits for December 31 are summarized in the following table (dollars in thousands):

                                     ------------
                                                               Dollar   Percent
                                         1998        1997      Change    Change
                                      ----------  ----------  --------  -------
Demand and other noninterest-bearing  $  112,464  $  124,220  ($11,756)   (9.5)%
NOW accounts                              34,712      48,915   (14,203)  (29.0)
Money market checking                     99,304         283    99,021    N/A
Money market savings                     501,128     465,683    35,445     7.6
Time, $100,000 and over                   81,041      84,083    (3,042)   (3.6)
Time, other                              327,303     421,765   (94,462)  (22.4)
                                      ----------  ----------  --------   -----
  Total                               $1,155,952  $1,144,949  $ 11,003     1.0%
                                      ==========  ==========  ========   =====
                                     ------------

The Company attempts to remain well positioned in its market by offering competitive rates on its savings and certificate of deposit products. Although the Company promotes its deposit products when appropriate, management does not intend to compromise its net interest margin to attract deposits.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CAPITAL RESOURCES

Shareholders' equity increased $2.0 million (1.5%) to $134.4 million at December 31, 1998 from $132.4 million at December 31, 1997. This increase was primarily the result of the net retention (after the declaration of dividends) of $2.0 million of the Company's comprehensive income during 1998.

At the Annual Meeting of Shareholders of West Suburban held on May 13, 1998, the shareholders approved an amendment to West Suburban's Articles of Incorporation the effect of which was to redesignate each share of Class A Common Stock and each share of Class B Common Stock outstanding as Common Stock. Additionally, the number of votes per share of Common Stock was reduced from five votes per share to one vote per share on all matters submitted to the shareholders of West Suburban. The amendment to West Suburban's Articles of Incorporation also had the effect of increasing the number of shares of Common Stock that West Suburban is authorized to issue from two million to fifteen million shares.

Management has been advised that as of December 31, 1998 and 1997, the Bank qualified as a "well-capitalized" institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended.

LIQUIDITY

Effective liquidity management ensures there is sufficient cash flow to satisfy demand for credit, deposit withdrawals and attractive investment opportunities. A large, stable core deposit base, and strong capital position are the solid foundation for the Company's liquidity position. Liquidity is enhanced by an investment portfolio structured to provide liquidity as needed.

The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest sensitivity and maturity schedules of earning assets and liabilities.

Generally, the Company uses cash and cash equivalents to meet its liquidity needs. Additional liquidity is provided by maintaining assets which mature within a short time-frame or which may be quickly converted to cash without significant loss. These assets include interest-earning deposits in financial institutions and the FHLB, federal funds sold and investment securities available for sale. As of December 31, 1998 and 1997, liquid assets represented 23.9% and 21.6% of total assets, respectively.

During 1998, the Company's cash and cash equivalents increased $46.5 million. Cash and cash equivalents from investing activities increased $32.0 million, from operating activities increased $13.3 million and from financing activities increased $1.2 million.

INCOME STATEMENT ANALYSIS - 1998 COMPARED TO 1997

GENERAL. The Company's net income of $16.2 million represented a decrease of $5.6 million (25.7%) from 1997 net income of $21.8 million. This was primarily due to the decrease in other operating income of $5.0 million in 1998 when compared to the same period in 1997. Total other operating expense increased $1.5 million during this period. Net interest income decreased $.9 million while the provision for loan losses increased $1.0 million. These decreases to income and increases to expense were partially offset by a decrease in income tax expense of $2.7 million.

NET INTEREST INCOME. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest-bearing liabilities. As such, net interest income is affected by changes in the volume and yields on earning assets and the volume and rates paid on interest-bearing liabilities. Interest-earning assets consist of loans, deposits in financial institutions, deposits in the FHLB, federal funds sold and investment securities. Interest-bearing liabilities primarily consist of deposits, federal funds purchased and FHLB advances. The net interest margin is the difference between tax equivalent net interest income and average earning assets. Total interest income, on a tax equivalent basis, decreased $3.7 million (3.8%) to $93.6 million for the year ended December 31, 1998 from $97.3 million for the same period ended December 31, 1997. This decrease resulted from a decrease of $2.6 million due to declining yields and $1.1 million due to declines in average interest-earning balances primarily associated with the loan portfolio. The Company's average interest-earning assets declined $.9 million to $1,194.5 million at December 31, 1998 from $1,195.4 million at December 31, 1997. Yields on total average interest-earning assets decreased primarily due to higher average levels of investment securities (which generally have lower yields when compared to loans). Yields on the Company's loan portfolio declined primarily due to a higher level of refinancing with the real estate portfolio. Additionally, interest


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

on the loan portfolio declined as the positive impact of indirect auto loans was offset by declining average balances for all other major components. Interest on the Company's securities portfolio also declined as higher average balances outstanding were invested in lower yielding securities resulting from a declining interest rate environment.

Total interest expense decreased $2.6 million (5.9%) to $42.1 million for the year ended December 31, 1998 from $44.7 million for the year ended December 31, 1997. This decrease was primarily due to declines in average balances. Average interest-bearing liabilities decreased $11.3 million (1.1%) to $1,027.3 million for the year ended December 31, 1998 compared to $1,038.6 million for the year ended December 31, 1997. This was primarily due to reduced holdings of certificates of deposit.

The following table reflects the impact of changes in volume and interest rates on interest-earning assets and interest-bearing liabilities on a tax equivalent basis for each of the two years ended December 31, 1998 and 1997 (dollars in thousands):

                                  -----------------------------------
                                           December 31, 1998                     December 31, 1997
                                            compared to 1997                      compared to 1996
                                             Change due to:                        Change due to:
                                   Volume        Rate         Total       Volume        Rate         Total
                                   -------      -------      -------      -------      -------      -------
INTEREST INCOME
  Interest-earning deposits in
     financial institutions        $    12      $     3      $    15       $   (1)      $   (3)      $   (4)
  Federal funds sold                 1,174          (90)       1,084           64           74          138
  Investment securities                680         (858)        (178)       7,690          409        8,099
  Loans                             (2,915)      (1,701)      (4,616)          25       (1,407)      (1,382)
                                   -------      -------      -------      -------      -------      -------
       Total interest income        (1,049)      (2,646)      (3,695)       7,778         (927)       6,851
                                   -------      -------      -------      -------      -------      -------

INTEREST EXPENSE
  Interest-bearing deposits         (2,095)        (344)      (2,439)       6,525            1        6,526
  Borrowed funds and deferred
     compensation                       18         (225)        (207)        (253)          68         (185)
                                   -------      -------      -------      -------      -------      -------
       Total interest expense       (2,077)        (569)      (2,646)       6,272           69        6,341
                                   -------      -------      -------      -------      -------      -------
       Net interest income         $ 1,028      $(2,077)     $(1,049)     $ 1,506      $  (996)     $   510
                                   =======      =======      =======      =======      =======      =======
                                  -----------------------------------

PROVISION FOR LOAN LOSSES. The Company's provision for loan losses increased $1.0 million (57.9%) to $2.6 million in 1998 compared to $1.6 million in 1997. This was primarily due to the increase in charge-offs during 1998. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this report.

OTHER OPERATING INCOME. During 1998, other operating income decreased $5.0 million (40.2%) to $7.4 million in 1998 compared to $12.4 million in 1997. This decrease was primarily due to the receipt of settlement proceeds in 1997, of $2.3 million relating to a claim arising from an investment that the Company made during the late 1980's. During the first quarter of 1997, the Company also sold its interest in a property held as other real estate for $1.5 million. As the property had been written off, this amount represented a gain recognized as other operating income. Additionally, during the third quarter of 1998, the Company recognized a loss of $3.2 million representing the other-than-temporary impairment of the entire carrying value of Class B Notes, which were classified as available for sale investment securities. This loss was partially offset by $.4 million from gains on sales of investment securities. Gains on sales of loans originated for sale increased $.5 million for the year ended December 31, 1998 compared to the same period in 1997. The Company does not presently retain servicing on sold loans which has resulted in decreasing servicing fees that is recognized by increased gains on sales of loans originated for sale. Other income increased $1.0 million primarily due to increased fees from checking and mortgage application volume.

OTHER OPERATING EXPENSE. Total other operating expense increased $1.5 million (5.2%) to $31.2 million in 1998 compared to $29.7 million in 1997. Occupancy expense and furniture and equipment expense each increased $.4 million. Other real estate expense decreased $.2 million as management reduced its holdings in other real estate owned. Data processing expense increased $.3 million. Other expense increased $.6 million primarily due to increased loan expense, other losses and outside temporary services.

INCOME TAXES. Income tax expense decreased $2.7 million (27.4%) to $7.1 million in 1998 from $9.8 million in 1997, resulting principally from lower taxable income.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

RETURN ON AVERAGE TOTAL ASSETS. Return on average total assets was 1.26% for 1998 and 1.71% for 1997. This decrease was primarily due to lower net income for 1998.

INCOME STATEMENT ANALYSIS - 1997 COMPARED TO 1996

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

NET INTEREST INCOME. Total interest income, on a tax equivalent basis, increased $6.9 million (7.6%) to $97.3 million for the year ended December 31, 1997 from $90.4 million for the year ended December 31, 1996. This increase resulted from an increase of $7.8 million due to growth in average interest-earning balances, which was partially offset by $.9 million due to declining yields. The Company's average interest-earning assets grew $115.9 million (10.7%) to $1,195.4 million at December 31, 1997 from $1,079.5 million at December 31, 1996. Yields on the Company's loan portfolio declined primarily from the Company reducing its rates on its home equity lines from prime plus one to prime. This reduction in rates was a result of competitive conditions surrounding this product. Yields on total interest-earning assets decreased during 1997. This decrease was offset by improvements in the federal funds sold and investment securities portfolio. Specifically, the Company's average federal funds rate increased to 5.5% for 1997 from 5.3% for 1996. Additionally, interest on the securities portfolio increased primarily due to higher yields on U.S. government agencies and corporations along with higher average outstanding balances.

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

OTHER OPERATING INCOME. During 1997, other operating income increased $2.5 million (25.3%) to $12.4 million in 1997 compared to $9.9 million in 1996. The Company recorded $2.3 million of income related to a settlement of a claim arising from an investment that it made during the late 1980's. During the first quarter of 1997, the Company also sold its interest in a property held as other real estate for $1.5 million. As the property was previously written off, this amount is reflected as a gain on sales of other real estate. These increases to income were partially offset by decreases in gains on sales of investment securities available for sale of $.3 million and service fees of $.3 million. During 1996, the Company recorded $1.1 million of income from a refund of the over funding of its former thrift subsidiary's terminated benefits plan.

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


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

IMPACT OF NEW ACCOUNTING STANDARDS

In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. This standard requires all derivatives to be recorded on the balance sheet at fair value and establishes "special accounting" for the following three different types of hedges: hedges of changes in the fair value of assets, liabilities, or firm commitments (referred to as fair value hedges); hedges of the variable cash flows of forecasted transactions (cash flow hedges); and hedges of foreign currency exposures of net investment in foreign operations. SFAS 133 is effective for years beginning after June 15, 1999. The Company has not yet determined if the adoption of SFAS 133 will have an effect on the Company's financial condition or results of operations.

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

Listed below are the balances in the major categories of rate sensitive assets and liabilities that are subject to repricing as of December 31, 1998 (dollars in thousands):

                                                                   Over
                                                                   Three          Over One
                                                 Three           Months to         Year to
                                               Months or          Twelve            Five           Over Five
                                                  Less            Months            Years            Years             Total
                                             --------------    -------------    -------------    -------------    ----------------
Rate sensitive assets:
  Interest-bearing deposits in financial
     institutions                                    $624             $100                                                  $724
  Federal funds sold                               64,590                                                                 64,590
  Investment securities                            28,599           47,423         $259,734          $41,547             377,303
  Loans                                           268,943          192,958          237,482           66,784             766,167
                                             --------------    -------------    -------------    -------------    ----------------
       Total                                     $362,756         $240,481         $497,216         $108,331          $1,208,784
                                             ==============    =============    =============    =============    ================

Rate sensitive liabilities:
  NOW accounts                                    $34,712                                                                $34,712
  Money market checking                            99,304                                                                 99,304
  Money market savings                            501,128                                                                501,128
  Time deposits:
     Less than $100,000                            71,058         $122,895         $111,785          $21,565             327,303
     $100,000 and over                             36,538           14,761           25,411            4,331              81,041
                                             --------------    -------------    -------------    -------------    ----------------
       Total                                     $742,740         $137,656         $137,196          $25,896          $1,043,488
                                             ==============    =============    =============    =============    ================

Interest sensitivity gap                        ($379,984)        $102,825         $360,020          $82,435            $165,296
Cumulative interest sensitivity gap              (379,984)        (277,159)          82,861          165,296
Cumulative net interest-earning assets to
  cumulative net interest-bearing
  liabilities                                        48.8%            68.5%           108.1%           115.8%
Cumulative interest sensitivity gap to
  total assets                                      (29.0)           (21.2)             6.3             12.6

The above table does not necessarily indicate the future impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur. The consolidated interest rate sensitivity position of the Company within the one year window at December 31, 1998 reflects cumulative net interest-earning assets compared to cumulative net interest-bearing liabilities of 68.5% and cumulative net interest-earning assets that reprice or mature within one year compared to similarly sensitive liabilities of negative 21.2%. The percentage indicated for the cumulative net interest-earning assets as a percentage of cumulative net interest-bearing liabilities is within the Company's target range of acceptable gap values for the twelve-month time frame.

Management estimates that the Company's net interest income would change less than $3.3 million if interest rates were to instantaneously increase or decrease 100 basis points compared to interest rates remaining stable. The Company also estimates that a 100 basis point increase in interest rates would result in a decrease of $19.2 million in the market value of its balance sheet assets and a 100 basis point decrease in interest rates would result in an increase of $19.0 million in the market value of such assets. These changes in market value represent less than 1.5% of the Company's total carrying value of the total assets as of December 31, 1998.

EFFECTS OF INFLATION

Unlike industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than do the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or experience the same magnitude of change as goods and services, since such prices are affected by inflation. In the current economic environment, liquidity and interest rate adjustments are features of the Company's assets and liabilities which are important to the maintenance of acceptable performance levels. The Company attempts to maintain a balance between monetary assets and monetary liabilities, over time, to offset these potential effects.

RECENT DEVELOPMENTS

During January 1999, the Company settled a claim relating to an investment that it made during the late 1980's. The settlement amount of $3.6 million was received in February 1999 and recognized as other operating income in 1999.

THE YEAR 2000

During 1996, West Suburban initiated the process of preparing its computer systems and applications for the Year 2000. This process involved updating or replacing certain of the Company's computer hardware components and software applications and communicating with vendors and external service providers to confirm that their applications are Year 2000 compliant. The Company has tested and replaced, as necessary, its critical computer hardware components and software applications and intends to continue its testing procedures in order to ensure that its computer hardware components and software applications are Year 2000 compliant and that the operations of the Company will not be adversely effected. The Company has set March 31, 1999 as its target date for completion of its testing of all critical computer hardware components and software applications.

The Company has received acknowledgment from its external service providers for its critical computer hardware components and software applications that these systems are Year 2000 compliant. Along with these acknowledgments, the Company has utilized an external agency for an independent review of the Company's Year 2000 status.

The Company has incurred approximately $2.2 million in costs for replacing hardware components and software applications. These costs were not directly related to Year 2000 but were more directly related to enhancing technology and the discontinuation of service of existing hardware components and software applications. The Company estimates that its remaining Year 2000 costs will not exceed $.1 million. Costs related to Year 2000 are expensed as incurred.

The Company identifies, measures, and monitors the risks involved in its banking activities and related operations. There are many risks and uncertainties that the Company recognizes and given the unique circumstance of the Year 2000 issue, the Company is unable to determine the ultimate outcome. Due to the testing, planning, communication and coordination the Company believes that these steps will mitigate potential material disruption. While the effort is wide ranging and intended to fully address all Year 2000 issues, nevertheless, it is important to be prepared should something occur which destroys data bases or systems due to Year 2000 programming errors. The Year 2000 Coordinator, working with the Disaster Recovery Coordinator, has carefully analyzed related disaster recovery and contingency planning requirements to ensure support exists, should a Year 2000 problem arise.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     -----------------------------------------------------------------------

                               BOARDS OF DIRECTORS

     -----------------------------------------------------------------------

                           WEST SUBURBAN BANCORP, INC.

Kevin J. Acker              Chairman of the Board
David Bell                  Certified Public Accountant
Duane G. Debs               President, Chief Financial Officer
Charles P. Howard           Inner City Impact, Business Operations Director
Peggy P. LoCicero           Former Banker

                               WEST SUBURBAN BANK

Robert W. Schulz            Chairman; Oliver Hoffmann Corporation, Vice
                            President and Treasurer
Keith W. Acker              President
Craig R. Acker              Former Banker
Earl K. Harbaugh            Ditch Witch of Illinois, Chief Executive Officer and
                            President
Ronald Kuhn                 Harry W. Kuhn, Inc., Secretary and Treasurer
Richard Hill Lauber         J&E Duff, Inc., President
Paul J. Lehman              Macom Corporation, President
Walter Myers                Terrace Supply, Vice President
John G. Williams            Bracing Systems, Vice President
James Bell                  Director Emeritus
F. Willis Caruso            Director Emeritus
George Hazdra               Director Emeritus
Harry Kuhn                  Director Emeritus
Richard P. McCarthy         Director Emeritus
Harold Moser                Director Emeritus

     -----------------------------------------------------------------------

                                    OFFICERS

     -----------------------------------------------------------------------

                           WEST SUBURBAN BANCORP, INC.

Duane G. Debs               President, Chief Financial Officer
Keith W. Acker              Chief Operations Officer
Kevin J. Acker              Vice President
Michael P. Brosnahan        Vice President
David J. Mulkerin           Chief Compliance Officer
George E. Ranstead          Secretary to the Board and Treasurer
Michael J. Lynch            Director of Internal Audit

                               WEST SUBURBAN BANK

SENIOR OFFICERS
Keith W. Acker              President
Kevin J. Acker              Senior Vice President, Marketing
Michael P. Brosnahan        Senior Vice President, Loans and Community
                            Reinvestment Act Officer
Duane G. Debs               Senior Vice President, Comptroller
Raymond P. Rynne            Senior Vice President, Business Services

BUILDING MANAGEMENT
Edward J. Garvey            Vice President, Building Management

BUSINESS SERVICES
Terry T. Facenda            Business Services Officer


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CALL CENTER/VISA
James Mastrino              Vice President, Call Center/Visa

COMMERCIAL LOANS
Stanley C. Celner, Jr.      Vice President, Commercial Loans
Grant Cowen                 Vice President, Commercial Loans
Timothy P. Dineen           Vice President, Commercial Real Estate Loans
David S. Orr                Vice President, Commercial Loans
Gregory M. Ruffolo          Vice President, Commercial Loans
Gregory L. Young            Vice President, Commercial Loans

COMPLIANCE
David J. Mulkerin           Chief Compliance Officer

COMPTROLLER'S DEPARTMENT
George E. Ranstead          Vice President, Assistant Comptroller

CONSUMER LOANS
James Chippas               Vice President, Consumer Lending Department Manager
William Hunter              Vice President, Consumer Loans
Cynthia A. Meredith         Vice President, Consumer Loans
Charles Svoboda             Vice President, Consumer Loans
Karyn Tompkins              Consumer Loan Officer
David Wanek                 Consumer Loan Officer

DATA PROCESSING
Steven A. Jennrich          Vice President, Data Processing

ELECTRONIC SERVICES
Janet Kemble                Assistant Vice President, Electronic Services

FINANCIAL SERVICES
Michael Abbatacola          Vice President, Financial Services

HUMAN RESOURCES
Thomas L. Eliasek           Vice President, Human Resources
Mary Ellen Condon           Director, Employee Relations
Marie V. Dunk               Assistant Vice President, Personnel Director
Joanne T. Tosch             Director, Employee Development

INTERNAL AUDIT
Michael J. Lynch            Vice President, Director of Internal Audit

INVESTMENTS
John A. Machonga            Vice President, Investments

LOAN OPERATIONS
Karin Choate                Vice President, Mortgage Servicing
Tamara L. Hatcher           Vice President, Residential Mortgage Operations
Lawrence J. Ortman          Vice President, Credit Analysis and Loan Review
Kevin Bussey                Assistant Vice President, Collections
Debra H. Kolze              Assistant Vice President, Commercial Loan Operations
                            Manager

LOSS PREVENTION
Allison J. Triplett         Vice President, Loss Prevention Officer

MARKETING
Denise M. Zatarski          Director of Marketing


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

OPERATIONS
Danielle Budig              Vice President, Operations
Jacqueline R. Weigand       Vice President, Operations
Jill C. Davenport           Assistant Vice President, Operations

PURCHASING
Helen Schmitt               Assistant Vice President, Purchasing

RETAIL BANKING
Stephen C. Pleimling        Vice President, Retail Banking
Beverly J. Viscariello      Vice President, Branch Manager - Oakbrook Terrace
Marcia K. Worobec           Vice President, Branch Manager - Westmore, Metra
                            Main
Amy Andrews                 Assistant Vice President, Branch Manager -
                            Montgomery
Kathleen Brockman           Assistant Vice President, Branch Manager - Lake
Sharon Buck                 Assistant Vice President, Branch Manager - St.
                            Charles
Barbara Darden              Assistant Vice President, Branch Manager -
                            Bolingbrook West
Joyce Dudek-Fedele          Assistant Vice President, Branch Manager -
                            Danada, Wheaton
Sharon A. Fonte             Assistant Vice President, Branch Manager -
                            Glendale Heights
Roseann Hamilton            Assistant Vice President, Branch Manager -
                            Carol Stream
Uma Jani                    Assistant Vice President, Branch Manager -
                            Villa Park
Kirsten Jensen              Assistant Vice President, Branch Manager - Bartlett,
                            Fair Oaks
Norine LaPrall              Assistant Vice President, Branch Manager -
                            Warrenville
Terri Leitner               Assistant Vice President, Branch Manager - 75th,
                            Westmont
Sue Nuestrom                Assistant Vice President, Branch Manager -
                            Bolingbrook East
Gwen B. O'Loughlin          Assistant Vice President, Branch Manager -
                            North Main
Robert L. Pauling           Assistant Vice President, Branch Manager -
                            Stratford Square, President
Cynthia Picton              Assistant Vice President, Branch Manager - Galena
Kay J. Piotrowski           Assistant Vice President, Branch Manager -
                            Naperville
Jerome Sheeman              Assistant Vice President, Branch Manager - Finley
Joseph Sperlik              Assistant Vice President, Branch Manager -
                            South Main
Mary Beth Vandenberg        Assistant Vice President, Branch Manager - Eola
Marinella Walters           Assistant Vice President, Branch Manager - Cass

SECRETARY TO THE BOARD
Jay J.P. Greifenkamp        Assistant Comptroller/Secretary

TRUST
John A. Machonga            Vice President, Trust Officer
Christine Pawlak            Trust Officer


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                            WEST SUBURBAN BANCORP, INC.
                                               711 SOUTH MEYERS ROAD
                                                 LOMBARD, ILLINOIS

--------------------------------------------------------------------------------

AURORA
Eola Road: 335 Eola Road, Aurora, Illinois 60504 - (630) 898-7072 - Opened February 1999
Lake Street Facility: 101 North Lake Street, Aurora, Illinois 60507 - (630) 844-5200
Galena Facility: 2000 West Galena Boulevard, Aurora, Illinois 60507 - (630) 896-7000
BARTLETT
Bartlett Facility: 1061 West Stearns Road, Bartlett, Illinois 60103 - (630) 830-5330
BLOOMINGDALE
Stratford Square Facility: 355 West Army Trail Road, Bloomingdale, Illinois 60108 - (630) 351-0600
BOLINGBROOK
Bolingbrook East Facility: 672 East Boughton Road, Bolingbrook, Illinois 60440 -
(630) 972-9550
Bolingbrook West Facility: 1104 West Boughton Road, Bolingbrook, Illinois 60440
- (630) 378-9680
CAROL STREAM
Carol Stream Facility: 401 North Gary Avenue, Carol Stream, Illinois 60188 -
(630) 690-8700
Fair Oaks Facility: 1380 Army Trail Road, Carol Stream, Illinois 60188 - (630) 213-5920
President Street Facility: 879 Geneva Road, Carol Stream, Illinois 60188 - (630) 752-1175
DARIEN
Cass Avenue Facility: 8001 South Cass Avenue, Darien, Illinois 60561 - (630) 852-6900
75th Street Facility: 1005 75th Street, Darien, Illinois 60561 - (630) 852-9226 DOWNERS GROVE
Finley Road Facility: 2800 South Finley Road, Downers Grove, Illinois 60515 -
(630) 495-3600
GLENDALE HEIGHTS
Glendale Heights Facility: 1657 Bloomingdale Road, Glendale Heights, Illinois 60139 - (630) 690-8600
LOMBARD
Westmore Facility: 711 South Meyers Road, Lombard, Illinois 60148 - (630)
629-4200
North Main Facility: 707 North Main Street, Lombard, Illinois 60148 - (630) 691-8558
Metra Main Facility: 100 South Main Street, Lombard, Illinois 60148 - (630) 268-9010
South Main Street Facility: 1122 South Main Street, Lombard, Illinois 60148 -
(630) 495-3605
Mr. Z's: 401 South Main Street, Lombard, Illinois 60148
MONTGOMERY
Montgomery Facility: 1830 Douglas Road, Montgomery, Illinois 60538 - (630) 844-5600
NAPERVILLE
Naperville Facility: 2020 Feldott Lane, Naperville, Illinois 60540 - (630) 416-3800
OAKBROOK TERRACE
Oakbrook Terrace Facility: 17W754 22nd Street, Oakbrook Terrace, Illinois 60181
- (630) 916-1195
ST. CHARLES
St. Charles Facility: 315 South Randall Road, St. Charles, Illinois 60174 -
(630) 377-6930
VILLA PARK
Villa Park Facility: 29 East St. Charles Road, Villa Park, Illinois 60181 -
(630) 832-8775
WARRENVILLE
Warrenville Facility: 3S041 Route 59, Warrenville, Illinois 60555 - (630)
393-6060
WESTMONT
Westmont Facility: 6400 South Cass Avenue, Westmont, Illinois 60559 - (630) 963-2735
WHEATON
Danada Square Facility: 295 West Loop Road, Wheaton, Illinois 60187 - (630) 871-9890
Wheaton Facility: 221 South West Street, Wheaton, Illinois 60187 - (630)
221-8220

WS 24 ATMs are available at all of the above banking locations.

BEACON HILL, LOMBARD, ILLINOIS 60148
FINANCIAL CENTER, 717 SOUTH MEYERS ROAD, LOMBARD, ILLINOIS 60148 - (630)
629-4200
LEXINGTON SQUARE OF ELMHURST, ELMHURST, ILLINOIS 60126
LEXINGTON SQUARE OF LOMBARD, LOMBARD, ILLINOIS 60148
VISA HEADQUARTERS, 701 SOUTH MEYERS ROAD, LOMBARD, ILLINOIS 60148 - (630)
629-4200

--------------------------------------------------------------------------------

                      WHERE STRENGTH IS MATCHED BY SERVICE


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              [MAP OF MARKET AREA]


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ANNUAL REPORT ON FORM 10-K
A copy of West Suburban Bancorp, Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge by writing:

Mr. Duane G. Debs, President and Chief Financial Officer
West Suburban Bancorp, Inc., 2800 South Finley Road, Downers Grove, Illinois 60515, (630) 495-3600

ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 12, 1999 at 8:00 a.m. All shareholders are cordially invited to attend.

STOCK TRANSFER AGENT AND REGISTRAR
Inquiries regarding stock transfers, registration, lost certificates or changes of name and address should be directed to the stock transfer agent and registrar by writing:

George E. Ranstead, Secretary to the Board and Treasurer
West Suburban Bancorp, Inc., 2800 South Finley Road, Downers Grove, Illinois 60515, (630) 495-3600

COMMUNITY REINVESTMENT ACT
West Suburban Bancorp, Inc. adheres to a well-established policy of helping to meet the credit needs of our local communities, consistent with safe and sound lending practices, in accordance with the Community Reinvestment Act.
For additional information, contact:

Mr. Michael P. Brosnahan, Senior Vice President and Community Reinvestment Act Officer
West Suburban Bank, 717 South Meyers Road, Lombard, Illinois 60148, (630)
629-4200

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601

CORPORATE COUNSEL
Barack Ferrazzano Kirschbaum Perlman & Nagelberg
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606

MEMBER FDIC

--------------------------------------------------------------------------------


                                       37