Form 10-K405, Exhibit 13
period 1999-12-31
WEST SUBURBAN BANCORP INC
filed 2000-03-29
CIK 805080

 QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Profile

    West Suburban Bancorp, Inc. ("West Suburban") is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the "Bank," and together with West Suburban, the "Company"). The Company had total consolidated assets at December 31, 1999 of approximately $1.41 billion. The Bank is the largest independent bank headquartered in DuPage County.

West Suburban Bancorp, Inc.
Financial Highlights

	Years Ended December 31, (Dollars in thousands, except per share data)
	1999	1998	1997	1996	1995
Net income	$20,045	$16,178	$21,784	$15,942	$13,525
Per share data
Earnings	46.35	37.41	50.37	36.86	31.27
Book value	313.61	310.74	306.02	273.62	254.73
Net loans	845,706	772,361	762,538	784,242	760,687
Total assets	1,408,062	1,308,953	1,293,691	1,235,604	1,154,349
Deposits	1,254,255	1,155,952	1,144,949	1,099,397	1,029,789
Shareholders' equity	135,633	134,393	132,353	118,338	110,168

Table of Contents

Profile	1
Letter to our Shareholders, Customers and Friends	3
Corporate Information	4
Business Review	4
Selected Quarterly Financial Data	4
Review of Operations	5
Report of Independent Auditors	6
Consolidated Financial Statements	7
Notes to Consolidated Financial Statements	11
Selected Financial Data	26
Average Balance Sheets, Net Interest Income and Average Rates and Yields on a Tax Equivalent Basis	27
Management's Discussion and Analysis of Financial Condition and Results of Operations	28
Boards of Directors	35
Officers	35
Addresses of Branches	39
Map of Branches	41
Shareholder Information	42

    This report, including the letter to our shareholders, customers and friends, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995, as amended, and is including this statement for purposes of indicating such intent. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of West Suburban and the Bank include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the Bank's loan or securities portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area, our implementation of new technologies, our ability to develop and maintain secure and reliable electronic systems and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

To Our Shareholders, Customers and Friends

    Now that we have closed the book on the 1900's, we at West Suburban would like to thank our shareholders, customers and employees for their support and contributions. Together we have experienced many ups and downs throughout the years, from getting established in the 1960's, to double-digit inflation of the 1970's, the recovery of the 1980's and the prosperity of the high-tech 1990's.

    The Year 2000 hype that caught everyone's attention has passed. For two and a half years, West Suburban prepared for the millenium. Our systems, branches, and people were ready because of the hard work of many employees. We were open on January 1, 2000 and conducted business as usual. We all look forward to the continued successes and challenges the new millenium will present us.

    In 1999, we opened two new full service branches to enhance our branch and ATM network. The Eola Road branch has enhanced our presence in the Aurora and Naperville, Illinois areas. The relocation of our Villa Park branch across the street to a freestanding branch has made us more accessible to our customers and friends. In January 2000, we opened a new full service branch in Romeoville, Illinois in a rapidly growing market which we are excited to be a part of. The spring of 2000 will see the opening of a new branch in St. Charles, Illinois. Although our brick and mortar presence and extended hours allowed us to build our franchise, we recognize that we need to continue to provide our customers the flexibility to bank with us in the manner that they find most convenient. Today, that means enhancing our brick and mortar network with online banking. Our web site (www.westsuburbanbank.com) will allow our customers to transfer balances between accounts, pay bills, apply for a loans, check our rates, visit our financial services and insurance products or check our convenient hours and locations. Our site is being tested as this letter is being written and should be available to our customers before the end of the first quarter of 2000.

    The future presents us with many challenges. New competitors arrive everyday in banking. Competition is coming from non-banks, such as insurance companies, mutual fund and brokerage houses. Additionally, challenges are coming from internet banks, credit unions and mortgage brokers. West Suburban welcomes these challenges. Our money market checking account has been a very successful alternative for customers who are looking for a higher yield on their federally-insured deposits. We have generated $122 million in money market deposits since April of 1997. West Suburban Insurance Services continues to look at delivery avenues and strategic partnerships. We are looking to our call center to provide telephone customer service, which will allow our branch personnel more time to promote our products and to provide more personalized customer service to our walk-in customers.

    In 1999, our net income increased to $20.0 million up by $3.9 million from 1998. Cash dividends declared increased to $37.50 per share from $34.00 per share. Our average assets grew by $35 million to $1.315 billion from $1.280 billion. Our book value increased slightly to $313.61 at the end of 1999 from $310.74 at the end of 1998. The increase reflects the decrease of $37.50 per share in dividends paid to our shareholders. Our average loans increased by $61 million to $810 million for 1999. Nonperforming loans decreased by $14 million to $5 million (.6% of total loans outstanding) at the end of 1999 from $19 million at year end 1998.

    As always, we appreciate the support that has made us the largest independent bank holding company in DuPage County. We welcome your comments, criticisms and suggestions. We could not have achieved our success without the support of our shareholders, customers, communities, friends and employees. Thank you everyone.

Sincerely,

Kevin J. Acker Chairman of the Board	Duane G. Debs President and CFO

Corporate Information

    West Suburban is a bank holding company headquartered in DuPage County, Illinois. West Suburban has a single class of common stock issued and outstanding. The common stock is not traded on any stock exchange or on the over-the-counter market. West Suburban's per share ending book value and dividends declared for the last two years are set forth as follows:

Year	Quarter	Ending Book Value	Dividends Declared
1999	4th	$313.61	$17.00
	3rd	323.29	7.00
	2nd	320.48	7.00
	1st	319.50	6.50
1998	4th	$310.74	$16.50
	3rd	317.87	6.50
	2nd	317.43	6.00
	1st	311.72	5.00

    The dividend declared in the 4th quarter of 1999 included a special $10.00 per share dividend payable on January 3, 2000 to shareholders of record as of December 15, 1999. Similarly, the dividend declared in the 4th quarter of 1998 included a special $10.00 per share dividend payable on January 4, 1999 to shareholders of record as of December 15, 1998.

Business Review

    As of December 31, 1999, the Company has total assets of approximately $1.41 billion and operated 27 full service branches as well as 8 limited service branches throughout DuPage, Kane, Kendall and Will Counties. The Bank focuses on providing retail and commercial banking products and services in the markets that it services. The Company had 527 full-time equivalent employees at December 31, 1999.

Selected Quarterly Financial Data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share data)
1999
Interest income	$22,090	$22,173	$22,223	$23,319
Net interest income	12,954	13,068	13,080	13,443
Provision for loan losses	548	491	550	1,495
Noninterest income	5,886	2,145	2,116	2,158
Noninterest expense	8,091	7,984	7,973	8,619
Net income	6,919	4,650	4,633	3,843
Earnings per share	16.00	10.75	10.71	8.89
1998
Interest income	$23,128	$23,393	$23,069	$22,073
Net interest income	12,469	12,519	12,262	12,359
Provision for loan losses	250	237	1,187	889
Noninterest income (loss)	2,415	2,508	(610)	3,103
Noninterest expense	7,727	7,405	7,782	8,247
Net income	4,526	5,112	2,352	4,188
Earnings per share	10.47	11.81	5.44	9.69

Review of Operations

    West Suburban was presented with a number of opportunities and challenges during 1999. Along with meeting the challenges relating to Y2K, we remained committed to profitable controlled growth and focused on providing customer convenience and innovative products and services.

    Our commitment to profitable controlled growth resulted in the expansion of our presence in Aurora, with the opening of our third Aurora branch at 335 North Eola Road in February. In September, we relocated our Villa Park branch to a freestanding branch located at 40 East St. Charles Road. The new branch allows us to offer a full service lobby and drive-up. We also opened a new branch in Romeoville during January 2000. We expect our growth to continue and are presently scheduled to open a new branch in St. Charles during the spring of 2000.

    One of our top priorities is to provide products and services to customers in the most convenient manner possible. In 1999, we were able to offer more convenience to customers in a number of ways. We realize that people are busy and that the decision to apply for a loan does not always occur during banking hours, not even our non-traditional extended banking hours. Since April 1999, our customers have been able to apply for loans 24 hours a day, 7 days a week by simply dialing (877) 400-7497. The expansion of our Call Center provides a quick and convenient response for our customers which in turn allows us to enhance the level of service that our lobby customers experience. We also improved the level of convenience that we offer our commercial customers by teaming-up with Synergy Resources, a leasing company, to make lease financing easier and more flexible. By leasing through West Suburban, our business customers are able to obtain payment arrangements that fit virtually any budget.

    Beginning in March 2000, West Suburban will again improve the level of convenience available to our customers with the introduction of West Suburban Online Banking. This is a new service that will give our customers the option of banking with us 24 hours a day, 7 days a week on the internet. West Suburban Online Banking will allow customers to check balances, confirm transactions, review account statements and activity, transfer funds, pay bills, order checks and request stop payments.

    Over the past year, West Suburban continued to develop new and innovative products to serve the varied needs of our customers. In April, we introduced our Easy Access Line of Credit. This loan product was developed to benefit small and medium sized businesses, giving those businesses the opportunity to borrow in a manner that is convenient and suitable for their needs.

    These product and service introductions, along with our existing products and services, reflect our dedication to meeting the needs of our customers. In order to continue to improve our products and services we made a significant investment in a new Marketing Central Information File system during January 1999. Our new system has enabled us to better identify the needs of our customers and has assisted in the development of products and services that address those needs.

    At West Suburban Bank, we feel our responsibility extends beyond our immediate customer base and into the communities we serve. As in the past, we have expressed this on the institutional and individual levels.

    West Suburban Bank welcomes the challenges and opportunities that 2000 and beyond will present. We will continue to strive to achieve additional efficiencies in operations and we will aggressively pursue new customers and new relationships with our existing customers. We anticipate that our innovative financial thinking and our dedication to serving our customers and shareholders alike will lead to continued success in the years ahead.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
West Suburban Bancorp, Inc.
Lombard, Illinois

    We have audited the consolidated balance sheet of West Suburban Bancorp, Inc. (the "Company") as of December 31, 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of West Suburban Bancorp, Inc. as of December 31, 1998 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1998 were audited by other auditors whose report, dated January 29, 1999, expressed an unqualified opinion on those statements.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the 1999 consolidated financial statements present fairly, in all material respects, the financial position of West Suburban Bancorp, Inc. at December 31, 1999 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

                      CROWE, CHIZEK AND COMPANY LLP

Oak Brook, Illinois
February 4, 2000

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998
(Dollars in thousands)

	1999	1998
Assets
Cash and due from banks	$49,838	$41,549
Federal funds sold	47,395	65,314
Commercial paper	69,849	—

Total cash and cash equivalents	167,082	106,863
Securities
Available for sale (amortized cost of $167,068 in 1999; $204,947 in 1998)	163,453	205,624
Held to maturity (fair value of $170,637 in 1999; $172,590 in 1998)	174,375	171,679

Total securities	337,828	377,303
Loans, less allowance for loan losses of $10,759 in 1999; $9,998 in 1998	845,706	772,361
Premises and equipment, net	35,709	33,393
Other real estate	3,488	1,742
Accrued interest and other assets	18,249	17,291

Total assets	$1,408,062	$1,308,953

Liabilities and shareholders' equity
Deposits
Noninterest-bearing	$124,563	$112,406
Interest-bearing	1,129,692	1,043,546

Total deposits	1,254,255	1,155,952
Accrued interest and other liabilities	18,174	18,608

Total liabilities	1,272,429	1,174,560
Shareholders' equity
Common stock, no par value; 15,000,000 shares authorized; 432,495 shares issued and outstanding	3,457	3,457
Surplus	38,066	38,066
Retained earnings	96,288	92,461
Accumulated other comprehensive (loss) income	(2,178)	409

Total shareholders' equity	135,633	134,393

Total liabilities and shareholders' equity	$1,408,062	$1,308,953

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(Dollars in thousands, except per share data)

	1999	1998	1997
Interest income
Loans, including fees	$65,646	$64,884	$69,414
Securities
Taxable	20,636	22,034	21,979
Exempt from federal income tax	1,548	1,656	1,825
Federal funds sold	1,833	3,089	1,990
Commercial paper	142	—	—

Total interest income	89,805	91,663	95,208
Interest expense
Deposits	37,112	41,874	44,313
Other	148	180	387

Total interest expense	37,260	42,054	44,700

Net interest income	52,545	49,609	50,508
Provision for loan losses	3,084	2,563	1,623

Net interest income after provision for loan losses	49,461	47,046	48,885
Noninterest income
Service fees on deposit accounts	3,467	3,247	3,414
Net gain on sales of loans held for sale	376	807	280
Loan servicing fees	271	402	659
Net realized gain on sales of securities available for sale	91	553	136
Net gain on sales of other real estate	59	546	1,466
Litigation settlements	3,555	—	2,344
Write-down of carrying value of securities available for sale	—	(3,200)	—
Other	4,486	5,061	4,097

Total noninterest income	12,305	7,416	12,396
Noninterest expense
Salaries and employee benefits	17,329	15,947	15,849
Occupancy	3,359	3,303	2,901
Furniture and equipment	4,556	4,266	3,574
Other real estate	69	291	523
Other	7,354	7,354	6,843

Total noninterest expense	32,667	31,161	29,690

Income before income tax expense	29,099	23,301	31,591
Income tax expense	9,054	7,123	9,807

Net income	$20,045	$16,178	$21,784

Earnings per share (432,495 shares outstanding)	$46.35	$37.41	$50.37

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(Dollars in thousands)

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, January 1, 1997	$3,457	$38,066	$77,439	$(624)	$118,338
Comprehensive income
Net income	—	—	21,784	—	21,784
Change in accumulated other comprehensive income	—	—	—	440	440

Total comprehensive income					22,224
Cash dividends declared-$18.50 per share	—	—	(8,001)	—	(8,001)
Purchase of minority interest in subsidiaries	—	—	(208)	—	(208)

Balance, December 31, 1997	3,457	38,066	91,014	(184)	132,353
Comprehensive income
Net income	—	—	16,178	—	16,178
Change in accumulated other comprehensive income	—	—	—	593	593

Total comprehensive income					16,771
Cash dividends declared-$34.00 per share	—	—	(14,705)	—	(14,705)
Purchase of minority interest in subsidiaries	—	—	(26)	—	(26)

Balance, December 31, 1998	3,457	38,066	92,461	409	134,393
Comprehensive income
Net income	—	—	20,045	—	20,045
Change in accumulated other comprehensive income	—	—	—	(2,587)	(2,587)

Total comprehensive income					17,458
Cash dividends declared-$37.50 per share	—	—	(16,218)	—	(16,218)

Balance, December 31, 1999	$3,457	$38,066	$96,288	$(2,178)	$135,633

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(Dollars in thousands)

	1999	1998	1997
Cash flows from operating activities
Net income	$20,045	$16,178	$21,784
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	3,874	3,456	3,236
Provision for loan losses	3,084	2,563	1,623
Deferred income tax (benefit) expense	(519)	(243)	1,342
Net premium amortization and discount accretion of securities	670	720	502
Net realized gain on sales of securities available for sale	(91)	(553)	(136)
Write-down of carrying value of securities available for sale	—	3,200	—
Net gain on sales of loans held for sale	(376)	(807)	(280)
Proceeds from sales of loans held for sale	30,003	63,170	3,296
Origination of loans held for sale	(25,500)	(62,363)	(4,491)
Loss (gain) on sales of premises and equipment	33	49	(8)
Net gain on sales of other real estate	(59)	(546)	(1,466)
Decrease in accrued interest and other assets	1,266	1,909	72
Decrease in accrued interest and other liabilities	(650)	(2,754)	(561)

Net cash provided by operating activities	31,780	23,979	24,913
Cash flows from investing activities
Securities available for sale
Proceeds from sales	21,614	55,482	11,414
Proceeds from maturities	91,797	168,502	92,057
Purchases	(76,489)	(213,613)	(163,281)
Securities held to maturity
Proceeds from maturities	69,713	281,684	82,407
Purchases	(72,031)	(253,862)	(111,341)
Purchase of minority interest in subsidiaries	—	(26)	(208)
Net (increase) decrease in loans	(83,547)	(14,813)	20,605
Purchases of premises and equipment	(6,329)	(5,774)	(4,248)
Proceeds from sales of premises and equipment	106	18	8
Proceeds from sales of other real estate	1,304	3,680	2,725

Net cash (used in) provided by investing activities	(53,862)	21,278	(69,862)
Cash flows from financing activities
Net increase in deposits	98,303	11,003	45,552
Decrease in Federal Home Loan Bank advances	—	—	(1,350)
Cash dividends paid	(16,002)	(9,731)	(7,569)

Net cash provided by financing activities	82,301	1,272	36,633
Net increase (decrease) in cash and cash equivalents	60,219	46,529	(8,316)
Beginning cash and cash equivalents	106,863	60,334	68,650

Ending cash and cash equivalents	$167,082	$106,863	$60,334

Supplemental disclosures of cash flow information
Cash paid for
Interest on deposits and other borrowings	$37,085	$44,762	$42,229
Income taxes	10,522	6,563	9,407
Transfers from loans to other real estate	2,991	2,427	951

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

Note 1—Nature of Business and Summary of Significant Accounting Policies

    West Suburban Bancorp, Inc. ("West Suburban") through the branch network of its subsidiary, West Suburban Bank (the "Bank," and together with West Suburban the "Company") provides financial and other banking services to customers located primarily in the western suburbs of Chicago. Customers in these areas are the primary users of the Company's loan and deposit services. A major portion of loans are secured by various forms of collateral including real estate, business assets, consumer property and other items, although borrower cash flow is expected to be the primary source of repayment.

    While the Company's principal decision makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

Principles of Consolidation
    The consolidated financial statements include the accounts of West Suburban and the Bank. Significant intercompany accounts and transactions have been eliminated.

Basis of Accounting
    The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles and conform to general practices within the banking industry. A summary of significant accounting policies follows.

Use of Estimates
    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the allowance for loan losses, fair values of financial instruments and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Securities
    Debt and marketable equity securities are classified into two categories, "held to maturity" and "available for sale." Held to maturity securities include those debt securities where the Company has both the ability and positive intent to hold them to maturity. Securities not meeting these criteria are classified as available for sale. Held to maturity securities are carried at amortized cost and available for sale securities are carried at fair value with net unrealized gains and losses (net of tax) reported in accumulated other comprehensive income as a separate component of shareholders' equity. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the specific securities sold. Any decline in the carrying values of securities which is deemed to be other than temporary is charged against current earnings. The Company does not engage in trading activities, futures, forward commitments, interest rate swaps or option contracts.

Loans and Allowance for Loan Losses
    Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is recognized based upon the principal amount outstanding. Accrual of interest is generally discontinued on a loan 90 days past due or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of principal or interest is doubtful. In some circumstances, a loan more than 90 days past due can remain on accrual if it is fully secured and in the process of collection. When a loan is placed on nonaccrual, interest earned but not collected is charged back to interest income. When payments are received on nonaccrual loans they are first applied to principal, then to expenses incurred for collection and finally to interest income.

    The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated quarterly based on management's periodic review of loan collectibility in light of historical loan loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

    The Company reviews commercial, real estate construction and non-residential mortgage loans quarterly to determine impairment, if any. Impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the loan's collateral, if repayment of the loan is collateral dependent. A valuation allowance is maintained for the amount of impairment. Generally, loans 90 days or more past due and all loans on a nonaccrual basis are considered for impairment. Impairment is considered in total for smaller-balance loans of similar nature, such as residential real estate and consumer loans, and on an individual basis for other loans. Interest income on impaired loans is recognized in a manner consistent with the Company's interest policy.

Loans Held for Sale
    Loans are identified as either held for investment or held for sale upon origination. Loans held for sale are recorded at the lower of amortized cost or market value, determined on an aggregate basis. Unrealized losses, if any, are recognized on a current basis by charges to earnings. At December 31, 1999 and 1998, the cost and market value of loans held for sale were approximately the same.

Premises and Equipment
    Premises and equipment are stated at cost less accumulated depreciation, which is generally computed on the straight-line method over the estimated useful lives of the assets.

Other Real Estate
    Other real estate includes properties acquired in partial or total settlement of problem loans. The properties are recorded at the lower of cost or fair value less estimated selling costs at the date acquired. Losses recognized at the time of acquisition of such properties are charged to the allowance for loan losses. Any subsequent decline in value is charged to current operations. The revenue received from, and expenses incurred in maintaining, such properties are also included in current operations.

Intangibles
    The Company accounted for the acquisition of a savings association in 1990 using the purchase method of accounting. Related intangibles are being amortized over 15 years on the straight-line method and are included in accrued interest and other assets. The Company incurred $3 million of goodwill as a result of the acquisition. The remaining unamortized goodwill was $1 million as of December 31, 1999. Long-lived assets and certain identifiable intangibles used in operations are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets might not be recoverable.

Income Taxes
    Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Earnings Per Share
    Earnings per share is calculated on the basis of the daily weighted average number of shares outstanding. The Company has no securities that may have a dilutive effect on its outstanding common stock.

Cash Flows
    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and commercial paper. Generally, federal funds are sold for one day periods. Maturities of commercial paper generally are less than 60 days.

Comprehensive Income
    Comprehensive income includes net income and other comprehensive income. The Company's other comprehensive income consists of the changes in unrealized gains and losses on available for sale securities, net of reclassification adjustments and tax effects.

Reclassifications
    Certain reclassifications have been made in prior years' financial statements to conform with the current year's presentation.

Note 2—Securities

    The amortized cost and fair value of securities available for sale are as follows at December 31:

	1999
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$130,538	$19	$(1,586)	$128,971
U.S. government agencies and corporations	26,809	—	(940)	25,869
U.S. Treasury	500	—	—	500
States and political subdivisions	1,048	4	(2)	1,050

Total debt securities	158,895	23	(2,528)	156,390
Preferred stock and other equity securities	8,173	—	(1,110)	7,063

Total	$167,068	$23	$(3,638)	$163,453

	1998
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$144,301	$866	$(239)	$144,928
U.S. government agencies and corporations	46,327	66	(143)	46,250
U.S. Treasury	505	4	—	509
States and political subdivisions	1,188	24	—	1,212

Total debt securities	192,321	960	(382)	192,899
Preferred stock and other equity securities	12,626	99	—	12,725

Total	$204,947	$1,059	$(382)	$205,624

    The amortized cost and fair value of securities held to maturity are as follows at December 31:

	1999
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$141,798	$—	$(3,748)	$138,050
States and political subdivisions	32,577	173	(163)	32,587

Total	$174,375	$173	$(3,911)	$170,637

	1998
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$136,467	$237	$(269)	$136,435
States and political subdivisions	35,212	977	(34)	36,155

Total	$171,679	$1,214	$(303)	$172,590

    The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 1999 by contractual maturity are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$47,688	$47,541	$11,327	$11,313
Due after 1 year through 5 years	104,389	102,292	131,821	128,990
Due after 5 years through 10 years	—	—	21,792	21,361
Due after 10 years	6,818	6,557	9,435	8,973

Total	$158,895	$156,390	$174,375	$170,637

    Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    Sales of securities available for sale were as follows:

	1999	1998	1997
Proceeds from sales	$21,614	$55,482	$11,414
Gross realized gains	97	558	150
Gross realized losses	(6)	(5)	(14)

    Securities with a carrying value of approximately $13,389 and $13,155 at December 31, 1999 and 1998, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

Note 3—Loans

    Major classifications of loans were as follows at December 31:

	1999	1998
Commercial	$212,505	$225,774
Consumer	10,451	16,468
Indirect automobile	81,782	31,625
Real estate
Residential	169,035	174,328
Commercial	160,522	127,655
Home equity	126,496	111,446
Construction	79,526	69,640
Held for sale	338	4,465
VISA-credit card	12,960	14,210
Other	2,850	6,748

Total	856,465	782,359
Allowance for loan losses	(10,759)	(9,998)

Loans, net	$845,706	$772,361

    The Company makes commercial, personal and residential loans primarily to customers throughout the western suburbs of Chicago. The Company's real estate construction loans are generally made within its market area.

    Loans on which the accrual of interest has been discontinued or reduced amounted to $3,544, $14,979 and $3,042 at December 31, 1999, 1998 and 1997, respectively. Interest income on nonaccrual loans was immaterial in 1999, 1998 and 1997.

    Changes in the allowance for loan losses were as follows for the years ended December 31:

	1999	1998	1997
Balance, beginning of year	$9,998	$9,772	$9,603
Provision for loan losses	3,084	2,563	1,623
Loans charged-off	(2,586)	(2,732)	(1,732)
Recoveries	263	395	278

Balance, end of year	$10,759	$9,998	$9,772

    In 1999, the Company revised its methodology of identifying impaired loans to include only nonperforming commercial, real estate construction and non-residential mortgage loans and other loans with a valuation allowance. Amounts reported for 1998 and 1997 have been restated to reflect this change. Accordingly, the impaired loans as of December 31 on this new method are summarized as follows:

	1999	1998	1997
Year-end loans with no allocated allowance for loan losses	$3,269	$14,476	$3,987
Year-end loans with allocated allowance for loan losses	484	4,404	1,967

Total	$3,753	$18,880	$5,954

Amount of the allowance for loan losses allocated to impaired loans at year-end	$338	$1,708	$1,082
Average of impaired loans during the year	7,244	21,855	6,522
Interest income recognized during impairment	49	836	241

    Nonperforming loans were as follows at December 31:

Loans past due over 90 days still on accrual	$1,184	$3,621	$4,829
Nonaccrual loans	3,544	14,979	3,042

Total	$4,728	$18,600	$7,871

    Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. At December 31, 1999 and 1998, the Company was servicing loans for the benefit of others with aggregate unpaid principal balances of $77,389 and $116,989, respectively. The Company generally sells mortgage loans with servicing released. Mortgage servicing rights are not material.

Note 4—Premises and Equipment

    Major classifications of these assets are summarized as follows at December 31:

	1999	1998
Land	$8,333	$8,018
Premises	31,751	28,497
Furniture and equipment	31,768	29,420

Total	71,852	65,935
Less accumulated depreciation	(36,143)	(32,542)

Premises and equipment, net	$35,709	$33,393

Note 5—Deposits

    The major categories of deposits are summarized as follows at December 31:

	1999	1998
Demand and other noninterest-bearing deposits	$124,563	$112,406
NOW	213,754	210,526
Money market checking	121,666	99,304
Savings	297,141	325,372
Time deposits
Less than $100,000	318,959	327,250
$100,000 and greater	178,172	81,094

Total	$1,254,255	$1,155,952

    At December 31, 1999, the scheduled maturities of time deposits were as follows:

2000	$398,257
2001	66,503
2002	15,401
2003	12,439
2004 and thereafter	4,531

Total	$497,131

Note 6—Income Taxes

    Income tax expense is as follows for the years ended December 31:

	1999	1998	1997
Current
Federal	$8,232	$6,525	$7,271
State	1,341	841	1,194
Deferred	(519)	(243)	1,342

Total	$9,054	$7,123	$9,807

    A reconciliation between taxes computed at the statutory income tax rates and the consolidated effective tax rates follows:

	1999	1998	1997
Statutory income tax rate	35.0%	35.0%	35.0%
(Decrease) increase in taxes resulting from
Tax-exempt income	(2.1)	(3.1)	(2.8)
State income taxes, net of federal tax benefit	2.8	2.3	3.0
Resolution of the Internal Revenue Service examination	—	—	(3.4)
Dividends to employee stock ownership plan	(3.0)	(2.2)	(1.3)
Other items, net	(1.6)	(1.4)	0.5

Effective tax rates	31.1%	30.6%	31.0%

The temporary differences which created deferred tax assets and liabilities at December 31 are detailed below:

	1999	1998
Deferred tax assets
Allowance for loan losses	$4,066	$3,467
Deferred compensation	1,348	1,318
Unrealized loss on securities available for sale	1,437	—

Total deferred tax assets	6,851	4,785
Deferred tax liabilities
Depreciation	662	523
Unrealized gain on securities available for sale	—	268
Other	176	205

Total deferred tax liabilities	838	996

Net deferred tax assets	$6,013	$3,789

    Net deferred tax assets are included in accrued interest and other assets. No valuation allowance was considered necessary for deferred tax assets.

Note 7—Employee Benefit Plans

    The Bank maintains a noncontributory employee stock ownership plan (the "Plan") covering employees who have satisfied specific requirements set forth in the Plan. The Plan provides incentives to participants by granting them an interest in the Company's common stock in which the Plan invests. An individual account is established for each participant and the benefits payable upon retirement, termination, disability or death are based upon service, the amount of the employer's contributions and any income, expenses, gains or losses allocated to the participant's account. Contributions are determined by the board of directors of the Bank and were $1,479 in 1999, $1,387 in 1998 and $1,347 in 1997. The Bank also maintains deferred compensation plans in which former and current executive officers participate. The deferred compensation expense for the years ended December 31, 1999, 1998 and 1997 amounted to $140, $140 and $204, respectively.

Note 8—Financial Instruments with Off-Balance-Sheet Risk

    The Company is a party to off-balance-sheet financial instruments to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These financial instruments involve, to varying degrees, elements of credit and interest rate risks. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

    The Company's exposure to credit risk in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company generally requires collateral or other security to support financial instruments with credit risk. A summary of the contractual exposure to off-balance-sheet risk as of December 31 is as follows:

	1999	1998
Financial instruments whose contractual amounts represent credit risks
Commitments to extend credit	$368,768	$332,417
Letters of credit	14,766	14,423

Total	$383,534	$346,840

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination provisions and may require payment of a fee. Since many of the commitments are expected to expire without being exercised, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, is based on management's credit evaluation of the counterparty. Collateral held varies and may include accounts receivable, inventory, property and equipment or commercial or residential properties.

    Letters of credit are conditional commitments issued by the Company to either extend credit to a customer or guarantee the performance of a customer to a third party. Guarantees of performance are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The

Company holds collateral supporting those commitments for which collateral is deemed necessary. The extent and nature of collateral held for those commitments varies.

Note 9—Commitments and Contingent Liabilities

    The Company is a party to various legal actions arising from normal business activities. Management believes that pending actions are either without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's consolidated financial position or results of operations.

    In accordance with the regulations of the Board of Governors of the Federal Reserve System, the Bank must maintain noninterest-earning reserves as vault cash or deposits with the Federal Reserve Bank of Chicago. At December 31, 1999, the required reserves were approximately $12,014.

Note 10—Fair Value of Financial Instruments

    Estimated fair values of financial instruments have been calculated based on certain assumptions and selected data. For short-term maturing assets (i.e., cash and due from banks, federal funds sold and commercial paper) their estimated fair values approximate their carrying values. Similarly, for loans and deposits with variable interest rates, it has been assumed that their estimated fair values also approximate their carrying values. Because of their short-terms the carrying value amount of accrued interest receivable and payable approximate their fair value.

    The fair values for securities were derived from quoted market values, or, when quotes were not available, the fair value was estimated based on quoted prices of comparable securities. The fair values for fixed rate loans were estimated by discounting the future cash flows from loan repayments using current interest rates for loans having comparable maturities. The fair values for time deposits were estimated by discounting cash flows at discount rates comparable to current market rates for similar maturing liabilities.

    Off-balance-sheet financial instruments which totaled $383,534 and $346,840 at December 31, 1999 and 1998, respectively, are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding. Estimated fair value of off-balance-sheet financial instruments is not considered material.

    While these estimates of fair value are based on management's judgement of the most appropriate factors as of the balance sheet date, there is no assurance that the estimated fair values would have been realized if the assets would have been disposed of or the liabilities settled at that date, since market values may differ depending on various circumstances. The estimated fair values would also not apply to subsequent dates.

    The estimated fair values of the Company's financial instruments as of December 31 are set forth in the table below:

	1999		1998
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$167,082	$167,082	$106,863	$106,863
Securities
Available for sale	163,453	163,453	205,624	205,624
Held to maturity	174,375	170,637	171,679	172,590
Loans, less allowance for loan losses	845,706	842,121	772,361	793,359
Accrued interest	9,059	9,059	9,896	9,896
Financial liabilities
Deposits	1,254,255	1,254,804	1,155,952	1,162,358
Accrued interest	4,547	4,547	4,372	4,372

Note 11—Related Party Transactions

    Certain directors and officers of the Company, and some of the corporations and firms with which these individuals are associated, are customers of the Bank in the ordinary course of business. Loans to them do not involve more than the normal risk of collectibility and were made on substantially the same terms, including interest rates and collateral provided, as those prevailing for comparable loans in transactions with others.

    Certain officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, have loans totaling $25,908 and $17,944 at December 31, 1999 and 1998, respectively. During 1999, $35,545 in new loans and $27,581 in loan payments were made. Similarly, related parties had deposits totaling $13,416 at December 31, 1999.

Note 12—Capital Requirements

    West Suburban and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements may result in the initiation of actions by regulators that could have direct material effects on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, each entity must meet specific capital guidelines that involve quantitative measures of each entity's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

    Regulations require West Suburban and the Bank to maintain minimum capital amounts and ratios (set forth in the table below). Management believes that as of December 31, 1999, that West Suburban and the Bank met the capital adequacy requirements.

    Management's present policy is to limit dividends from the Bank, so that the Bank qualifies as a "well-capitalized" institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, thereby minimizing the amount of Federal Deposit Insurance Corporation ("FDIC") insurance premiums paid by the Bank and providing capital to fund growth. As of December 31, 1999, the Bank could pay, in the aggregate, dividends of approximately $15 million to West Suburban while remaining a "well-capitalized" institution. Dividends from the Bank are West Suburban's primary source of cash flow.

    As of December 31, 1999 and 1998, the most recent notifications from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum ratios for total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets as set forth in the table. There are no conditions or events since that notification that management believes would result in a change of the category.

    The capital amounts and ratios of West Suburban and the Bank are presented in the tables below:

			For Capital Adequacy Purposes		To Be Well Capitalized
	Actual
As of December 31, 1999
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
West Suburban Bancorp, Inc.	$146,340	12.3%	$95,548	8.0%	N/A	N/A
West Suburban Bank	132,280	11.2	94,429	8.0	$118,036	10.0%
Tier 1 capital (to risk weighted assets)
West Suburban Bancorp, Inc.	135,581	11.4	47,774	4.0	N/A	N/A
West Suburban Bank	121,521	10.3	47,215	4.0	70,822	6.0
Tier 1 capital (to average assets)
West Suburban Bancorp, Inc.	135,581	10.1	53,825	4.0	N/A	N/A
West Suburban Bank	121,521	9.0	53,744	4.0	67,180	5.0

			For Capital Adequacy Purposes		To Be Well Capitalized
	Actual
As of December 31, 1998
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
West Suburban Bancorp, Inc.	$142,703	13.5%	$84,721	8.0%	N/A	N/A
West Suburban Bank	127,241	12.2	83,490	8.0	$104,362	10.0%
Tier 1 capital (to risk weighted assets)
West Suburban Bancorp, Inc.	132,660	12.5	43,361	4.0	N/A	N/A
West Suburban Bank	117,198	11.3	41,745	4.0	62,617	6.0
Tier 1 capital (to average assets)
West Suburban Bancorp, Inc.	132,660	10.4	51,275	4.0	N/A	N/A
West Suburban Bank	117,198	9.2	51,179	4.0	63,973	5.0

Note 13—Common Stock

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

Note 14—Other Comprehensive Income

    Other comprehensive income components and related taxes were as follows:

	1999	1998	1997
Unrealized holding (losses) gains on available for sale securities	$(4,201)	$1,535	$867
Less reclassification adjustments for gains later recognized in income	(91)	(553)	(136)
Tax effect	1,705	(389)	(291)

Other comprehensive (loss) income	$(2,587)	$593	$440

Note 15—New Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. This standard requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting guidelines for hedges of changes in the fair value of assets, liabilities, or firm commitments (referred to as fair value hedges); hedges of the variable cash flows of forecasted transactions (cash flow hedges); and hedges of foreign currency exposures of net investment in foreign operations. SFAS 133 is effective for the year 2001. The Company has not yet determined if the adoption of SFAS 133 will have an effect on the Company's financial condition or results of operations.

Note 16—Condensed Financial Information—Parent Only

Condensed Balance Sheets
December 31, 1999 and 1998

	1999	1998
Assets
Cash on deposit in subsidiary	$21,471	$22,476
Equity investment in subsidiary	120,453	117,607
Intangibles, net	1,120	1,324
Other assets	16	123

Total assets	$143,060	$141,530

Liabilities and shareholders' equity
Dividends payable	$7,352	$7,136
Other liabilities	75	1

Total liabilities	7,427	7,137
Shareholders' equity	135,633	134,393

Total liabilities and shareholders' equity	$143,060	$141,530

Condensed Statements of Income
Years Ended December 31, 1999, 1998 and 1997

	1999	1998	1997
Income
Dividends from subsidiary	$14,727	$9,488	$20,747
Interest income on securities	212	135	—
Interest income on deposits in subsidiary	361	730	538

Total income	15,300	10,353	21,285
Expense
Amortization of intangibles	204	204	204
Other	427	593	481

Total expense	631	797	685

Income before income tax expense	14,669	9,556	20,600
Income tax expense	57	107	25

Income before equity in undistributed net income of subsidiary	14,612	9,449	20,575
Equity in undistributed net income of subsidiary	5,433	6,729	1,209

Net income	$20,045	$16,178	$21,784

Condensed Statements of Cash Flows
Years Ended December 31, 1999, 1998 and 1997

	1999	1998	1997
Cash flows from operating activities
Net income	$20,045	$16,178	$21,784
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed net income of subsidiary	(5,433)	(6,729)	(1,209)
Net premium amortization and discount accretion of securities	—	(135)	—
Amortization of intangibles	204	204	204
Decrease (increase) in other assets	107	(16)	(104)
Increase (decrease) in other liabilities	74	(22)	(20)

Net cash provided by operating activities	14,997	9,480	20,655
Cash flows from investing activities
Securities available for sale
Proceeds from maturities	5,000	45,000	—
Purchases	(5,000)	(44,865)	—
Purchase of minority interest in subsidiaries	—	(26)	(208)

Net cash provided by (used in) investing activities	—	109	(208)
Cash flows from financing activities
Cash dividends paid	(16,002)	(9,731)	(7,569)

Net (decrease) increase in cash	(1,005)	(142)	12,878
Beginning cash	22,476	22,618	9,740

Ending cash	$21,471	$22,476	$22,618

SELECTED FINANCIAL DATA

    The following table consists of financial data derived from the Consolidated Financial Statements of the Company. This information should be read together with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's Consolidated Financial Statements included elsewhere in this report (dollars in thousands, except per share data).

	Years Ended December 31,
	1999	1998	1997	1996	1995
Selected operating data
Interest income	$89,805	$91,663	$95,208	$88,558	$83,428
Interest expense	37,260	42,054	44,700	38,359	37,414

Net interest income	52,545	49,609	50,508	50,199	46,014
Provision for loan losses	3,084	2,563	1,623	1,505	1,850

Net interest income after provision for loan losses	49,461	47,046	48,885	48,694	44,164
Noninterest income (1)	12,305	7,416	12,396	9,896	7,824
Noninterest expense	32,667	31,161	29,690	34,150	30,192

Income before income tax expense	29,099	23,301	31,591	24,440	21,796
Income tax expense	9,054	7,123	9,807	8,498	8,271

Net income	$20,045	$16,178	$21,784	$15,942	$13,525

Per share data
Earnings	$46.35	$37.41	$50.37	$36.86	$31.27
Cash dividends declared	37.50	34.00	18.50	16.00	15.00
Book value	313.61	310.74	306.02	273.62	254.73
Selected balances, end of year
Securities	$337,828	$377,303	$417,879	$328,769	$250,556
Net loans	845,706	772,361	762,538	784,242	760,687
Total assets	1,408,062	1,308,953	1,293,691	1,235,604	1,154,349
Deposits	1,254,255	1,155,952	1,144,949	1,099,397	1,029,789
Shareholders' equity	135,633	134,393	132,353	118,338	110,168
Ratios
Return on average total assets	1.52%	1.26%	1.71%	1.38%	1.27%
Return on average shareholders' equity	14.36	11.77	17.48	13.93	13.03
Cash dividends declared to net income	80.91	90.90	36.73	43.41	47.97
Average equity to average total assets	10.61	10.73	9.78	9.90	9.71
Net interest margin(2)	4.37	4.24	4.34	4.83	4.77

(1)	Noninterest income includes the following gains on sales of loans for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 respectively: $376, $807, $280, $151 and $110. Noninterest income includes litigation settlements of $3,555 and $2,344 in 1999 and 1997, respectively, for settlements of claims related to investments that the Company made in prior years. Noninterest income also includes a $3,200 write-down of carrying value of securities available for sale in 1998.
(2)	Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND
AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS
(Dollars in thousands)

    The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the yields, as well as the interest expense on average interest-bearing liabilities and the costs, expressed both in dollars and rates. All average balances are daily average balances. To the extent received, interest on nonaccruing loans has been included in the table. Interest income on nonaccrual was immaterial in 1999, 1998 and 1997.

	Years Ended December 31,
	1999			1998			1997
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Federal funds sold	$37,046	$1,833	4.9%	$58,686	$3,089	5.3%	$36,165	$1,990	5.5%
Commercial paper	2,203	142	6.4	—	—	—	—	—	—
Securities
Taxable	344,064	20,636	6.0	353,185	22,034	6.2	340,333	21,979	6.5
Exempt from federal income tax (1)	31,168	2,380	7.6	34,450	2,548	7.4	37,247	2,807	7.5

Total securities (1)	375,232	23,016	6.1	387,635	24,582	6.3	377,580	24,786	6.6
Loans (1)	809,594	65,765	8.1	748,181	65,085	8.7	781,655	69,775	8.9

Total interest-earning assets (1)	1,224,075	90,756	7.4	1,194,502	92,756	7.8	1,195,400	96,551	8.1
Cash and due from banks	38,542			37,555			37,991
Premises and equipment, net	34,458			32,103			30,796
Other real estate	1,607			2,686			2,525
Allowance for loan losses	(10,595)			(9,467)			(9,898)
Accrued interest and other assets (2)	26,929			22,605			17,406

Total assets	$1,315,016			$1,279,984			$1,274,220

Liabilities and shareholders' equity
Interest-bearing deposits
NOW	$206,896	2,363	1.1	$221,167	4,221	1.9	$181,365	2,527	1.4
Money market checking	112,239	4,848	4.3	29,049	1,320	4.5	235	11	4.7
Savings	316,304	8,350	2.6	330,251	10,976	3.3	342,016	11,936	3.5
Time deposits
Less than $100,000	315,564	16,660	5.3	360,184	20,540	5.7	421,156	24,739	5.9
$100,000 and greater	90,798	4,891	5.4	83,872	4,817	5.7	87,996	5,100	5.8

Total interest-bearing deposits	1,041,801	37,112	3.6	1,024,523	41,874	4.1	1,032,768	44,313	4.3
Other interest-bearing liabilities	3,484	148	4.2	2,820	180	6.4	5,853	387	6.6

Total interest-bearing liabilities	1,045,285	37,260	3.6	1,027,343	42,054	4.1	1,038,621	44,700	4.3
Demand deposits	118,387			107,984			110,248
Accrued interest and other liabilities	11,802			7,253			719
Shareholders' equity	139,542			137,404			124,632

Total liabilities and shareholders' equity	$1,315,016			$1,279,984			$1,274,220

Net interest income		$53,496			$50,702			$51,851

Interest rate spread			3.8%			3.7%			3.8%

Net interest margin			4.4%			4.2%			4.3%

(1)
Interest income and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35%.
(2)
The average balances of nonaccrual loans are included in accrued interest and other assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

    The following discussion and analysis provides information regarding the Company's financial condition as of December 31, 1999 and 1998 and results of operations for the years ended December 31, 1999, 1998 and 1997. This discussion and analysis should be read with the financial statements, notes and tables included elsewhere in this annual report. The financial information provided below is rounded in order to simplify the presentation of management's discussion and analysis. However, the ratios and percentages provided below are calculated (adjusted for rounding) using the detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

Balance Sheet Analysis

    Total Consolidated Assets.  Total consolidated assets of the Company increased $99 million (7.6%) to $1,408 million at December 31, 1999 from $1,309 million at December 31, 1998. Increases in the loan portfolio and short-term commercial paper were the largest components of the increase in total assets and were partially offset by decreases in securities. Total average consolidated assets increased primarily due to growth in average total loans of $61 million partially offset by reductions in federal funds sold.

    Cash and Cash Equivalents.  Cash and cash equivalents increased $60 million (56.4%) to $167 million at December 31, 1999 from $107 million at December 31, 1998. This was primarily due to the Company investing in short-term commercial paper in the amount of $70 million as of December 31, 1999.

    Securities.  Securities decreased $39 million (10.5%) to $338 million at December 31, 1999 from $377 million at December 31, 1998. The decrease in securities was used to fund growth in the loan portfolio.

    Loans.  Total loans outstanding increased $74 million (9.5%) to $856 million at December 31, 1999 from $782 million at December 31, 1998. This was primarily due to increases of $50 million in the indirect automobile loan portfolio. The Company developed the indirect automobile loan department during 1998 in order to enhance loan volume. The Company has experienced favorable results with low levels of past due indirect automobile loans. The Company will continue to monitor the growth of this segment of the loan portfolio. Home equity loans increased $15 million to $126 million at December 31, 1999 from $111 million at December 31, 1998. This was primarily due to a portion of consumer loan balances, in the amount of $10 million, being reclassified as home equity loans during 1999. Residential real estate loans decreased $5 million to $169 million at December 31, 1999 from $174 million at December 31, 1998, while commercial real estate loans increased $33 million to $161 million at December 31, 1999 from $128 million at December 31, 1998.

    Allowance for Loan Losses and Asset Quality.  The Company's provision for loan losses is based on management's quarterly evaluations of the adequacy of the allowance for loan losses. In these evaluations, management considers numerous factors including, but not limited to, historical loan loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

    The provision for loan losses increased $.5 million (20.3%) to $3.1 million in 1999 compared to $2.6 million in 1998. The Company's 1999 provision for loan losses was reflective of management's evaluation of the loan portfolio within the context of the factors outlined above. The increase was primarily the result of the $74 million increase in the loan portfolio, which included a $50 million increase in the indirect automobile loan portfolio. The growth of indirect automobile lending, as well as a $33 million increase in commercial real estate loans and a $10 million increase in construction loans, increases risk in the Company's loan portfolio compared to other types of lending such as residential real estate loans. Net loan charge-offs were $2 million during 1999 and 1998, which represented .29% and .31% of average total loans, respectively.

    The allowance for loan losses increased $1 million to $11 million at December 31, 1999 from $10 million at December 31, 1998. The ratio of the allowance for loan losses to total loans outstanding decreased to 1.26% at December 31, 1999 compared to 1.28% at December 31, 1998. Nonperforming loans decreased $14 million (74.6%) to $5 million at December 31, 1999 from $19 million at December 31, 1998. The majority of the decrease in nonperforming loans was due to the reduction in the Company's exposure under a loan to a leasing company. The allowance for loan losses as of December 31, 1999 and 1998 was 227.56% and 53.75% of the level of nonperforming loans at December 31, 1999 and December 31, 1998, respectively.

    The following table is an analysis of the Company's nonperforming loans at December 31 (dollars in thousands):

	1999	1998
Nonaccrual loans	$3,544	$14,979
Accruing loans 90 days past due	1,184	3,621

Total nonperforming loans	$4,728	$18,600

Nonperforming loans as a percent of total loans	.6%	2.4%
Other real estate	$3,488	$1,742

    Other Real Estate.  During 1999, other real estate increased $1 million (100.2%) to $3 million at December 31, 1999 from $2 million at December 31, 1998. This increase was primarily due to the addition of a property that secured a real estate development loan. During 1999, the Company sold properties with an aggregate carrying value of $1 million and transferred properties having a carrying value of $2 million. Management will continue its efforts to reduce its holdings in other real estate.

    Deposits.  Total deposits increased $98 million (8.5%) to $1,254 million at December 31, 1999 from $1,156 million at December 31, 1998. This increase was primarily due to increases in time deposits $100,000 and over resulting from an $83 million short-term time deposit that the Company received during December. The Company has promoted its deposit products when feasible while preserving the Company's net interest margin. The Company attempts to offer competitive rates on its savings and certificates of deposit products. During 1999, average balances in interest-bearing deposits and noninterest-bearing deposits increased $17 million and $10 million, respectively.

Capital Resources

    Shareholders' equity increased $2 million (.9%) to $136 million at December 31, 1999, from $134 million at December 31, 1998. This increase was a result of net income of $20.0 million for 1999, reduced by dividends declared of $16 million and a decline in the market value of securities available for sale of $2 million, net of taxes.

    Management has been advised that as of December 31, 1999 and 1998, the Bank qualified as a "well-capitalized" institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended. On a consolidated basis the Company also exceeds regulatory capital requirements.

Liquidity

    Effective liquidity management ensures there is sufficient cash flow to satisfy demand for credit, deposit withdrawals and attractive investment opportunities. A large, stable core deposit base and strong capital position are the solid foundation for the Company's liquidity position. Liquidity is enhanced by a securities portfolio structured to provide liquidity as needed. Additionally, the Company maintains lines of credit to purchase federal funds sold in the amount of $75 million from other financial institutions as well as an additional line of credit of approximately $40 million at the Federal Home Loan Bank. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest sensitivity and maturity schedules of earning assets and liabilities.

    Generally, the Company uses cash and cash equivalents to meet its liquidity needs. Additional liquidity is provided by maintaining assets which mature within a short time frame or which may be quickly converted to cash without significant loss. These assets include federal funds sold, commercial paper and securities available for sale. As of December 31, 1999 and 1998, liquid assets represented 23.5% and 23.9% of total assets, respectively.

    During 1999, the Company's cash and cash equivalents increased $60 million. Cash and cash equivalents from investing activities decreased $54 million, from operating activities increased $32 million and from financing activities increased $82 million.

Income Statement Analysis—1999 Compared to 1998

    General.  The Company's net income of $20.0 million represented an increase of $3.9 million (23.9%) from 1998 net income of $16.2 million. The increase in net income was primarily due to an increase in noninterest income of $4.9 million in 1999 when compared to the same period in 1998 and an increase in net interest income of $2.9 million which were partially offset by increases in noninterest expense of $1.5 million and income tax expense of $1.9 million.

    Net Interest Income.  Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest-bearing liabilities. Net interest income is affected by changes in the volume and yield on earning assets and the volume and rates paid on interest-bearing liabilities. Interest-earning assets consist of loans, federal funds sold, commercial paper and securities. Interest-bearing liabilities primarily consist of deposits. The net interest margin is the percentage of tax equivalent net interest income to average earning assets.

    Total interest income, on a tax equivalent basis decreased $2.0 million (2.2%) to $90.8 million in 1999 from $92.8 million in 1998. The decrease was the result of decreases of $5.3 million due to declining rates, which was partially offset by volume increases of $3.3 million. This decrease was primarily due to decreased yields on the Company's loan portfolio and lower yields and balances on U.S. government agency securities. Yields on total average loans decreased primarily due to the volatility of interest rates in the market during 1999. Additionally, the Company experienced a high level of refinancing within its real estate portfolio during 1998 and a full year's effect of these lower rates is reflected in the results for 1999. Yields on the Company's securities portfolio declined as new purchases were invested in lower yielding securities resulting from the declining interest environment at the time the securities were purchased compared to a higher interest rate environment during the time the maturing securities were purchased.

    Total interest expense decreased $4.8 million (11.4%) to $37.3 million in 1999 from $42.1 million in 1998. Interest on deposits, which accounted for substantially all of this decrease, declined due to decreases in average rates not withstanding an increase of $17 million in average balances of interest-bearing deposits during the year ended December 31, 1999. The following table reflects the impact of changes in volume and interest rates on interest-earning assets and interest-bearing liabilities on a tax equivalent basis for each of the two years ended December 31, 1999 and 1998 (dollars in thousands):

	December 31, 1999 compared to 1998			December 31, 1998 compared to 1997
	Change due to			Change due to
			Total Change			Total Change
	Volume	Rate		Volume	Rate
Interest Income
Federal funds sold	$(1,116)	$(140)	$(1,256)	$1,186	$(87)	$1,099
Commercial paper	142	—	142	—	—	—
Securities	(685)	(881)	(1,566)	633	(837)	(204)
Loans	4,989	(4,309)	680	(2,915)	(1,775)	(4,690)

Total interest income	3,330	(5,330)	(2,000)	(1,096)	(2,699)	(3,795)
Interest Expense
Interest-bearing deposits	617	(5,379)	(4,762)	(2,095)	(344)	(2,439)
Other interest-bearing liabilities	2	(34)	(32)	18	(225)	(207)

Total interest expense	619	(5,413)	(4,794)	(2,077)	(569)	(2,646)

Net interest income	$2,711	$83	$2,794	$981	$(2,130)	$(1,149)

    Noninterest Income.  Total noninterest income increased $4.9 million (65.9%) to $12.3 million in 1999 from $7.4 million in 1998. This increase was primarily due to the receipt of litigation settlement proceeds in 1999 of $3.6 million relating to a claim arising from an investment that the Company made during the late 1980's. This increase was partially offset by decreases in gains on sale of securities available for sale and loans held for sale of $.5 million and $.4 million, respectively. Additionally, during 1999, gains on sale of other real estate decreased $.5 million and other income decreased $.6 million primarily due to reduced mortgage application fee income. During the third quarter of 1998, the Company recognized a loss of $3.2 million representing the other-than-temporary impairment of the entire carrying value of an investment in subordinated debt securities which reduced the total noninterest income reported in 1998.

    Noninterest Expense.  Total noninterest expense increased $1.5 million (4.8%) to $32.7 million in 1999 from $31.2 million 1998. This increase was primarily the result of salary and employee benefits increasing $1.4 million due to the addition of the indirect automobile lending department, the opening of the Eola Road branch in Aurora and enhanced staffing in the collection and loan review functions.

    Provision for Loan Losses.  The Company's provision for loan losses increased $.5 million (20.3%) to $3.1 million in 1999 compared to $2.6 million in 1998. This increase was primarily due to the increase in loan volume. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this report.

    Income Taxes.  Income tax expense increased $2.0 million (27.1%) to $9.1 million in 1999 from $7.1 million in 1998. The increase was principally due to higher pre-tax income and less nontaxable interest income on securities. The effective tax rates for the years ended December 31, 1999 and 1998 were 31.1% and 30.6%, respectively.

Income Statement Analysis—1998 Compared to 1997

    General.  The Company's net income of $16.2 million represented a decrease of $5.6 million (25.7%) from 1997 net income of $21.8 million. This was primarily due to a decrease in noninterest income of $5.0 million in 1998 when compared to the same period in 1997. During the 1998 period, total noninterest expense increased $1.5 million, net interest income decreased $.9 million and the provision for loan losses increased $1.0 million. These decreases to income and increases to expense were partially offset by a decrease in income tax expense of $2.7 million.

    Net Interest Income.  Total interest income, on a tax equivalent basis, decreased $3.8 million (3.9%) to $92.8 million in 1998 from $96.6 million in 1997. This decrease resulted from decreases of $2.7 million due to declining yields and $1.1 million due to declines in average interest-earning balances primarily associated with the loan portfolio. The Company's average interest-earning assets declined $1 million during 1998. Yields on total average interest-earning assets decreased primarily due to higher average levels of investment securities (which generally have lower yields compared to loans). Yields on the Company's loan portfolio declined primarily due to a higher level of refinancing within the real estate portfolio. Additionally, interest on the loan portfolio declined as the positive impact of indirect automobile loans was offset by declining average balances for all other major components for the Company's loan portfolio. Interest on the Company's securities portfolio also declined as higher average balances outstanding were invested in lower yielding securities resulting from a declining interest rate environment.

    Total interest expense decreased $2.6 million (5.9%) to $42.1 million in 1998 from $44.7 million in 1997. This decrease was primarily due to declines in average balances. Average interest-bearing liabilities decreased $11.3 million during 1998 which was primarily due to reduced holdings of certificates of deposit.

    Provision for Loan Losses.  The Company's provision for loan losses increased $1.0 million (57.9%) to $2.6 million in 1998 compared to $1.6 million in 1997. This was primarily due to the increase in charge-offs during 1998. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this report.

    Noninterest Income.  During 1998, noninterest income decreased $5.0 million (40.2%) to $7.4 million in 1998 compared to $12.4 million in 1997. This decrease was primarily due to the receipt of settlement proceeds in 1997, of $2.3 million relating to a claim arising from an investment that the Company made during the late 1980's. During the first quarter of 1997, the Company also sold its interest in a property held as other real estate for $1.5 million. As the property had been written off, this amount represented a gain recognized as noninterest income. Additionally, during the third quarter of 1998, the Company recognized a loss of $3.2 million representing the other-than-temporary impairment of the entire carrying value of Class B Notes, which were classified as available for sale securities. This loss was partially offset by a $.4 million increase in gains on sales of securities available for sale. Gains on sales of loans held for sale increased $.5 million in 1998 compared to 1997. The Company does not presently retain servicing on sold loans which has resulted in decreased servicing fees that were partially offset by increased gains on sales of loans originated for sale. Other income increased $1.0 million primarily due to increased fees from checking and mortgage application volume.

    Noninterest Expense.  Total noninterest expense increased $1.5 million (5.0%) to $31.2 million in 1998 compared to $29.7 million in 1997. Occupancy expense and furniture and equipment expense increased $.4 million and $.7 million, respectively. Other real estate expense decreased $.2 million as management reduced its holdings in other real estate owned. Other expense increased $.5 million primarily due to increased loan expense, other losses and outside temporary services.

    Income Taxes.  Income tax expense decreased $2.7 million (27.4%) to $7.1 million in 1998 from $9.8 million in 1997, resulting principally from lower pre-tax income.

Interest Rate Sensitivity

    The Company attempts to maintain a conservative posture with regard to interest rate risk by actively managing its asset/liability gap position and monitoring the direction and magnitude of gaps and risk. The Company attempts to moderate the effects of changes in interest rates by adjusting its asset and liability mix to achieve desired relationships between rate sensitive assets and rate sensitive liabilities. Rate sensitive assets and liabilities are those instruments that reprice within a given time period. An asset or liability reprices when its interest rate is subject to change or upon maturity.

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

    Listed below are the balances in the major categories of rate sensitive assets and liabilities that are subject to repricing as of December 31, 1999 (dollars in thousands):

	Three Months or Less	Over Three Months to Twelve Months	Over One Year to Five Years	Over Five Years	Total
Rate sensitive assets
Federal funds sold	$47,395	$—	$—	$—	$47,395
Commercial paper	69,849	—	—	—	69,849
Securities	13,869	48,922	237,253	37,784	337,828
Loans	265,498	173,679	359,019	58,269	856,465

Total	$396,611	$222,601	$596,272	$96,053	$1,311,537

Rate sensitive liabilities
NOW	$213,754	$—	$—	$—	$213,754
Money market checking	121,666	—	—	—	121,666
Savings	297,141	—	—	—	297,141
Time deposits
Less than $100,000	94,655	141,898	82,406	—	318,959
$100,000 and over	131,703	30,001	16,468	—	178,172

Total	$858,919	$171,899	$98,874	$—	$1,129,692

Interest sensitivity gap	$(462,308)	$50,702	$497,398	$96,053	$181,845
Cumulative interest sensitivity gap	(462,308)	(411,606)	85,792	181,845
Cumulative net interest-earning assets to cumulative net interest-bearing liabilities	46.2%	60.1%	107.6%	116.1%
Cumulative interest sensitivity gap to total assets	(32.8)	(29.2)	6.1	12.9

    Included in "Three Months or Less" rate sensitive liabilities are $297 million of savings deposits, $214 million of NOW deposits and $122 million of money market checking deposits that management considers more core deposit in nature than time deposits. Approximately $2 million of securities are callable in 2000 and are included in the above table based upon their contractual terms. Most of these callable securities are issued by U.S. government agencies.

    While the shorter term negative GAP position represents a potential adverse impact on the Company's net interest income position in periods of rising interest rates, the same position generally results in a favorable impact when interest rates remain constant or decline.

    The target GAP position, as defined by the Company's Asset and Liability Policy, is to maintain a ratio (as adjusted) of cumulative rate sensitive assets to rate sensitive liabilities of at least 60.0% and not more than 120.0% on a one-year measurement basis.

    The above table does not necessarily indicate the future impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur. The consolidated interest rate sensitivity position of the Company within the one year window at December 31, 1999 reflects cumulative net interest-earning assets compared to cumulative net interest-bearing liabilities of 60.1% and cumulative net interest-earning assets that reprice or mature within one year compared to similarly sensitive liabilities of negative 29.2% of total assets. The percentage indicated for the cumulative net interest-earning assets as a percentage of cumulative net interest-bearing liabilities is within the Company's target range of acceptable gap values for the twelve-month time frame.

    In addition to the gap analysis above, the Company also measures rate sensitivity through a net interest income analysis. The net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of changes in net interest income in the event of a sudden and sustained 100 to 200 basis point increase or decrease in market interest rates. This analysis is subject to the Company's assumptions which include the following:

  •
  Balance sheet volume reflects the current balances and does not project future growth or changes. This establishes the base case from which all percentages are calculated.

  •
  The replacement rate for loan and deposit items that mature is the current rate offered by the Company. The replacement rate for securities is the current market rate as adjusted for the assumed rate increase and decrease.

  •
  The repricing rate for balance sheet data is determined by utilizing individual account statistics provided by the Company's data processing systems.

  •
  The maturity and repricing dates for balance sheet data are determined by utilizing individual account statistics provided by the Company's data processing systems.

    Listed below are the Company's projected changes in net interest income over a twelve month horizon for the various rate shock levels as of the periods indicated (dollars in thousands):

December 31, 1999	Amount	Dollar Change	Percent Change
+200 basis points	$38,210	$(10,593)	(21.7)%
+100 basis points	43,553	(5,250)	(10.8)
Base	48,803
-100 basis points	53,815	5,012	10.3
-200 basis points	56,784	7,981	16.4
December 31, 1998	Amount	Dollar Change	Percent Change
+200 basis points	$41,437	$(6,730)	(14.0)%
+100 basis points	44,952	(3,215)	(6.7)
Base	48,167
-100 basis points	51,206	3,039	6.3
-200 basis points	52,318	4,151	8.6

Effects of Inflation

    Unlike industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than do the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or experience the same magnitude of change as goods and services, since such prices are affected by inflation. In the current economic environment, liquidity and interest rate adjustments are features of the Company's assets and liabilities which are important to the maintenance of acceptable performance levels. The Company attempts to maintain a balance between monetary assets and monetary liabilities, over time, to offset the potential effects of changing interest rates.

BOARDS OF DIRECTORS

West Suburban Bancorp, Inc.
Kevin J. Acker	Chairman of the Board
David Bell	Certified Public Accountant
Duane G. Debs	President, Chief Financial Officer
Charles P. Howard	Inner City Impact, Business Operations Director
Peggy P. LoCicero	Former Banker
West Suburban Bank
Robert W. Schulz	Chairman; Oliver Hoffmann Corporation, Vice President and Treasurer
Keith W. Acker	President
Craig R. Acker	Former Banker
Earl K. Harbaugh	Ditch Witch of Illinois, Chief Executive Officer and President
Ronald J. Kuhn	Harry W. Kuhn, Inc., Chairman, Secretary and Treasurer
Richard Hill Lauber	J&E Duff, Inc., President
Paul J. Lehman	Macom Corporation, President
Walter T. Myers	Terrace Supply, Vice President
John G. Williams	Bracing Systems, Vice President
James Bell	Director Emeritus
F. Willis Caruso	Director Emeritus
George Hazdra	Director Emeritus
Harry Kuhn	Director Emeritus
Richard P. McCarthy	Director Emeritus
Harold Moser	Director Emeritus

OFFICERS

West Suburban Bancorp, Inc.
Duane G. Debs	President, Chief Financial Officer
Keith W. Acker	Chief Operations Officer
Kevin J. Acker	Vice President
Michael P. Brosnahan	Vice President
David J. Mulkerin	Chief Compliance Officer
George E. Ranstead	Secretary to the Board and Treasurer
Michael J. Lynch	Director of Internal Audit
West Suburban Bank
Senior Officers
Keith W. Acker	President
Kevin J. Acker	Senior Vice President, Marketing
Michael P. Brosnahan	Senior Vice President, Lending and Community Reinvestment Act Officer
James T. Chippas	Senior Vice President, Consumer Lending
Duane G. Debs	Senior Vice President, Comptroller
Raymond P. Rynne	Senior Vice President, Business Services

Building Management
Edward J. Garvey	Vice President, Building Management
Business Services
Terry T. Facenda	Business Services Officer
Call Center
James M. Mastrino	Vice President, Call Center
Commercial Loans
Stanley C. Celner, Jr.	Vice President, Commercial Loans
Grant O. Cowen	Vice President, Commercial Loans
Timothy P. Dineen	Vice President, Commercial Real Estate Loans
David S. Orr	Vice President, Commercial Loans
Gregory M. Ruffolo	Vice President, Commercial Loans
Edwin S. Stephens IV	Vice President, Commercial Loans
Gregory L. Young	Vice President, Commercial Loans
Compliance
David J. Mulkerin	Chief Compliance Officer
Comptroller's Department
George E. Ranstead	Vice President, Assistant Comptroller
Consumer Loans
William H. Hunter	Vice President, Consumer Loans
Cynthia A. Meredith	Vice President, Consumer Loans
Charles Svoboda	Vice President, Consumer Loans
Karyn L. Tompkins	Consumer Loan Officer
David J. Wanek	Consumer Loan Officer
Data Processing
Steven A. Jennrich	Vice President, Data Processing
Electronic Services
Janet L. Kemble	Assistant Vice President, Electronic Services
Financial Services
Michael Abbatacola	Vice President, Financial Services
Lynn M. Torre	Assistant Vice President, Financial Services
Human Resources
Mary Ellen Condon	Vice President, Human Resources
Marie V. Dunk	Assistant Vice President, Director, Benefits/Payroll
Joanne T. Tosch	Director, Employee Development
Internal Audit
Michael J. Lynch	Vice President, Director of Internal Audit
Investments
John A. Machonga	Vice President, Investments

Loan Operations
Karin I. Choate	Vice President, Mortgage Servicing
Sandra C. Boyce	Vice President, Residential Mortgage Operations
Lawrence J. Ortman	Vice President, Credit Analysis and Loan Review
Kevin Bussey	Assistant Vice President, Collections
Debra H. Kolze	Assistant Vice President, Commercial Loan Operations Manager
Loss Prevention
Jack Buscemi	Vice President, Loss Prevention
Marketing
Denise M. Zatarski	Director of Marketing
Operations
Danielle Budig	Vice President, Operations/VISA
Jacqueline R. Weigand	Vice President, Operations
Jill C. Davenport	Assistant Vice President, Operations
Purchasing
Helen G. Schmitt	Assistant Vice President, Purchasing
Retail Banking
Beverly J. Viscariello	Vice President, Branch Manager—Oakbrook Terrace
Marcia K. Worobec	Vice President, Branch Manager—Westmore, Metra Main
Amy L. Andrews	Assistant Vice President, Branch Manager—Montgomery
Kathleen M. Brockman	Assistant Vice President, Branch Manager—Lake Street
Sharon Buck	Assistant Vice President, Branch Manager—St. Charles
Katie R. Cornille	Assistant Vice President, Branch Manager—Carol Stream
Barbara D. Darden	Assistant Vice President, Branch Manager—Eola Road
Joyce M. Fedele	Assistant Vice President, Branch Manager—Danada, Wheaton
Sharon A. Fonte	Assistant Vice President, Branch Manager—Glendale Heights
Joel K. Fopma	Acting Branch Manager—Bolingbrook West
Quintin T. Harmon	Assistant Vice President, Branch Manager—Romeoville
Susan Hemmelgarn	Assistant Vice President, Branch Manager—Charlestowne
Priya Hira	Assistant Vice President, Branch Manager—Villa Park
Kirsten L. Jensen	Assistant Vice President, Branch Manager—Bartlett
Norine M. LaPrall	Assistant Vice President, Branch Manager—Warrenville
Terry Leitner	Assistant Vice President, Branch Manager—75th Street, Westmont
Brian McDonald	Assistant Vice President, Branch Manager—Fair Oaks
Susan Neustrom	Assistant Vice President, Branch Manager—Bolingbrook East
Gwen B. O'Loughlin	Assistant Vice President, Branch Manager—North Main
Robert L. Pauling	Assistant Vice President, Branch Manager—Stratford Square
Cynthia A. Picton	Assistant Vice President, Branch Manager—Galena
Kay J. Piotrowski	Assistant Vice President, Branch Manager—Naperville
David P. Reed	Acting Branch Manager—President Street
Jerome Sheeman	Assistant Vice President, Branch Manager—Finley Road
Joseph M. Sperlik	Assistant Vice President, Branch Manager—South Main
Mary Beth Vandenberg	Assistant Vice President, Branch Manager—Cass Avenue
Secretary to the Board
Jay J.P. Greifenkamp	Financial Analyst/Secretary to the Board
Travel with West Suburban
Dennis A. Woodyatt	Travel Agent

Trust
John A. Machonga	Vice President, Trust
Christine H. Pawlak	Trust Officer
West Suburban Insurance Services
Patricia Falstrom	Insurance Agent

West Suburban Bancorp, Inc.
711 South Meyers Road
Lombard, Illinois

Aurora
Eola Road Branch: 335 North Eola Road, Aurora, Illinois 60504—(630) 898-7072
Galena Branch: 2000 West Galena Boulevard, Aurora, Illinois 60507—(630) 896-7000
Lake Street Branch: 101 North Lake Street, Aurora, Illinois 60507—(630) 844-5200

Bartlett
Bartlett Branch: 1061 West Stearns Road, Bartlett, Illinois 60103—(630) 830-5330

Bloomingdale
Stratford Square Branch: 355 West Army Trail Road, Bloomingdale, Illinois 60108—(630) 351-0600

Bolingbrook
Bolingbrook East Branch: 672 East Boughton Road, Bolingbrook, Illinois 60440—(630) 972-9550
Bolingbrook West Branch: 1104 West Boughton Road, Bolingbrook Illinois 60440—(630) 378-9680

Carol Stream
Carol Stream Branch: 401 North Gary Avenue, Carol Stream, Illinois 60188—(630) 690-8700
Fair Oaks Branch: 1380 West Army Trail Road, Carol Stream, Illinois 60188—(630) 213-5920
President Street Branch: 879 East Geneva Road, Carol Stream, Illinois 60188—(630) 752-1175

Darien
75th Street Branch: 1005 75th Street, Darien, Illinois 60561—(630) 852-9226
Cass Avenue Branch: 8001 South Cass Avenue, Darien, Illinois 60561—(630) 852-6900

Downers Grove
Finley Road Branch: 2800 South Finley Road, Downers Grove, Illinois 60515—(630) 495-3600

Glendale Heights
Glendale Heights Branch: 1657 Bloomingdale Road, Glendale Heights, Illinois 60139—(630) 690-8600

Lombard
Metra Main Branch: 100 South Main Street, Lombard, Illinois 60148—(630) 268-9010
North Main Branch: 707 North Main Street, Lombard, Illinois 60148—(630) 691-8558
South Main Branch: 1122 South Main Street, Lombard, Illinois 60148—(630) 495-3605
Westmore Branch: 711 South Meyers Road, Lombard, Illinois 60148—(630) 629-4200

Montgomery
Montgomery Branch: 1830 Douglas Road, Montgomery, Illinois 60538—(630) 844-5600

Naperville
Naperville Branch: 2020 Feldott Lane, Naperville, Illinois 60540—(630) 416-3800

Oakbrook Terrace
Oakbrook Terrace Branch: 17W754 22nd Street, Oakbrook Terrace, Illinois 60181—(630) 916-1195

Romeoville
Romeoville Branch: 505 North Weber Road, Romeoville, Illinois 60446—(815) 372-0665

St. Charles
Charlestowne Branch: 3000 East Main Street, St. Charles, Illinois 60174—(630) 762-1395
Opening Spring of 2000
St. Charles Branch: 315 South Randall Road, St. Charles, Illinois 60174—(630) 377-6930

Villa Park
Villa Park Branch: 40 East St. Charles Road, Villa Park, Illinois 60181—(630) 832-8775

Warrenville
Warrenville Branch: 3S041 Route 59, Warrenville, Illinois 60555—(630) 393-6060

Westmont
Westmont Branch: 6400 South Cass Avenue, Westmont, Illinois 60559—(630) 963-2735

Wheaton
Danada Branch: 295 West Loop Road, Wheaton, Illinois 60187—(630) 871-9890
Wheaton Branch: 221 South West Street, Wheaton, Illinois 60187—(630) 221-8220

ATMs are available at all of the above banking branches.

Limited Service Branches
Beacon Hill, Lombard, Illinois 60148
Financial Center, 717 South Meyers Road, Lombard, Illinois 60148
Lexington Square of Elmhurst, Elmhurst, Illinois 60126
Lexington Square of Lombard, Lombard, Illinois 60148
Mr. Z's: 401 South Main Street, Lombard, Illinois 60148
Travel with West Suburban, 711 South Meyers Road, Lombard, Illinois 60148—(630) 495-1400
West Suburban Bank VISA Headquarters, 701 South Meyers Road, Lombard, Illinois 60148
(630) 652-2500 extension 2903
West Suburban Insurance Services, 17W754 22nd Street, Oakbrook Terrace, Illinois 60181 (630) 652-2550

[GRAPHIC ILLUSTRATING THE COMPANY'S MARKET AREA
AND INDICATING THE LOCATION OF THE COMPANY'S BANK BRANCHES]

Where strength is matched by service

Annual Report on Form 10-K
A copy of West Suburban Bancorp, Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge to shareholders by writing to:

  Duane G. Debs, President and Chief Financial Officer
  West Suburban Bancorp, Inc., 2800 South Finley Road, Downers Grove, Illinois 60515 (630) 652-2801

Annual Meeting of Shareholders
The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 10, 2000 at 8:00 a.m. All shareholders are cordially invited to attend.

Stock Transfer Agent and Registrar
Inquiries regarding stock transfers, registration, lost certificates and changes of name and address should be directed to the stock transfer agent and registrar by writing to:

  George E. Ranstead, Secretary to the Board and Treasurer
  West Suburban Bancorp, Inc., 2800 South Finley Road, Downers Grove, Illinois 60515 (630) 652-2802

Community Reinvestment Act
West Suburban Bank adheres to a well-established policy of helping to meet the credit needs of our local communities, consistent with safe and sound lending practices, in accordance with the Community Reinvestment Act. For additional information, contact:

  Michael P. Brosnahan, Senior Vice President, Lending and Community Reinvestment Act Officer
  West Suburban Bank, 717 South Meyers Road, Lombard, Illinois 60148 (630) 652-2308

Independent Auditors
Crowe, Chizek and Company LLP
One Mid America Plaza
Oak Brook, Illinois 60522

Corporate Counsel
Barack Ferrazzano Kirschbaum Perlman & Nagelberg
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606

MEMBER FDIC

QuickLinks

West Suburban Bancorp, Inc. Financial Highlights
Table of Contents
REPORT OF INDEPENDENT AUDITORS
Condensed Balance Sheets December 31, 1999 and 1998
Condensed Statements of Income Years Ended December 31, 1999, 1998 and 1997
Condensed Statements of Cash Flows Years Ended December 31, 1999, 1998 and 1997
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
West Suburban Bancorp, Inc. 711 South Meyers Road Lombard, Illinois