Form 10-K405, Exhibit 13
period 2000-12-31
WEST SUBURBAN BANCORP INC
filed 2001-03-28
CIK 805080

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Profile

    West Suburban Bancorp, Inc. ("West Suburban") is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the "Bank," and together with West Suburban, the "Company"). The Company had total assets at December 31, 2000 of approximately $1.43 billion. The Bank is the largest independent bank headquartered in DuPage County.

West Suburban Bancorp, Inc.
Financial Highlights

	Years Ended December 31, (Dollars in thousands, except per share data)
	2000	1999	1998	1997	1996
Net income	$21,003	$20,045	$16,178	$21,784	$15,942
Per share data
Earnings	48.56	46.35	37.41	50.37	36.86
Book value (1)	323.17	313.61	310.74	306.02	273.62
Net loans	1,016,140	845,706	772,361	762,538	784,242
Total assets	1,431,958	1,408,062	1,308,953	1,293,691	1,235,604
Deposits	1,269,954	1,254,255	1,155,952	1,144,949	1,099,397

(1)
Book value equals shareholders' equity including common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.

Table of Contents

Profile	1
Letter to our Shareholders, Customers and Friends	3
Common Stock, Book Value and Dividends	4
Business Review	4
Review of Operations	5
Report of Independent Auditors	6
Consolidated Financial Statements	7
Notes to Consolidated Financial Statements	11
Selected Financial Data	27
Average Balance Sheets, Net Interest Income and Average Rates and Yields on a Tax Equivalent Basis	28
Management's Discussion and Analysis of Financial Condition and Results of Operations	29
Boards of Directors	38
Officers	38
Addresses of Branches	41
Map of Branches	42
Shareholder Information	43

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

To Our Shareholders, Customers and Friends

    West Suburban recognizes the need for a financial institution to offer a strong convenient branch network that is complemented by state-of-the-art technology.

    During 2000, we added three new branch facilities. In January, we opened our first Romeoville location; in April, we opened our second location in St. Charles and in September, we opened a new facility in the downtown Downers Grove area. During 2001, we plan to open facilities in South Elgin and Oswego in order to extend our branch network into new high growth areas. As the suburbs of Chicago grow, so does our opportunity to extend and strengthen our branch network.

    We also enhanced our products and services with the addition of online banking in March 2000. Online banking provides our customers 24/7 access to their account information, allowing them the ability to check balances, confirm transactions, review account history, transfer funds, pay bills and more from the convenience of any computer with internet access.

    The year 2000 was a good year for West Suburban. We saw our net income grow by nearly 5% to $21 million. Our growth in income was accomplished through an increase in core earnings as our net interest margin grew by almost 9%. This growth in our net interest margin was a result of total loan growth of approximately $171 million coming primarily in our commercial, construction and commercial real estate portfolios.

    Our loan growth was predicated on the same conservative underwriting standards that we have consistently employed in the past. This is evidenced by the decrease in our nonperforming loans by nearly 68% from $4.7 million to $1.6 million at the end of 2000. Our other real estate also decreased by nearly 45% from $3.5 million to $1.9 million.

    Our average total deposits grew by nearly 5% in 2000 as we continued to attract core deposits through our branch network by offering competitive interest rates.

    We continue to look to the future with optimism. The year 2001 will present us with the challenges of a new administration in Washington, D.C. and a weakening economy. President Bush has proposed tax relief and the Federal Reserve reduced interest rates by 50 basis points twice in January. Our industry and our markets continue to consolidate and the larger financial institutions in our markets are likely to continue to provide us with opportunities to expand our customer focused brand of community banking to businesses and individuals who prefer to bank with a strong local institution. As in the past, we will continue to develop and offer flexible products and services that make the lives of our customers easier and more convenient.

    As always, we appreciate the support that has made us, and allowed us to remain, the largest independent bank holding company in DuPage County. We welcome your comments, criticisms and suggestions. We could not have achieved our success without the support of our shareholders, customers, communities, friends and employees. Thank you everyone.

    Finally, we regretfully acknowledge the passing of Director Emeritus James Bell. Mr. Bell will be remembered not only for the indispensable guidance he provided to this institution, but also for the significant contributions he made to his community and to those who had the privilege of knowing him.

Sincerely,
/s/ KEVIN J. ACKER Kevin J. Acker Chairman of the Board	/s/ DUANE G. DEBS Duane G. Debs President and Chief Financial Officer

Common Stock, Book Value and Dividends

    West Suburban has a single class of common stock issued and outstanding. The common stock is not traded on any stock exchange or on the over-the-counter market. West Suburban's per share ending book value and dividends declared for the last two years are set forth as follows:

Year	Quarter	Ending Book Value (1)	Dividends Declared
2000	4th	$323.17	$17.50
	3rd	328.62	7.50
	2nd	321.59	7.50
	1st	317.45	7.00
1999	4th	$313.61	$17.00
	3rd	323.29	7.00
	2nd	320.48	7.00
	1st	319.50	6.50

(1)
Book value equals shareholders' equity including common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.

    The dividend declared in the 4th quarter of 2000 included a special $10.00 per share dividend payable on January 2, 2001 to shareholders of record as of December 15, 2000. Similarly, the dividend declared in the 4th quarter of 1999 included a special $10.00 per share dividend payable on January 3, 2000 to shareholders of record as of December 15, 1999.

Business Review

    As of December 31, 2000, the Company had total assets of approximately $1.43 billion and operated 30 full service branches as well as 8 limited service branches throughout DuPage, Kane, Kendall and Will Counties. The Bank focuses on providing retail and commercial banking products and services in its markets. The Company had 527 full-time equivalent employees at December 31, 2000.

[WSB LOGO]

Review of Operations

    West Suburban Bank continued to strengthen its position as one of the few remaining locally owned and managed financial institutions serving the western suburbs. Our knowledge of our market and considerable resources enable us to offer the highest level of service to our customers.

    We continued to grow strategically by establishing additional facilities in the markets that we presently serve as well as by expanding into new markets. During 2000, we opened three new facilities. In January, we opened a full service location in Romeoville at 505 North Weber Road. We established a second location in St. Charles at 3000 East Main Street, near the Charlestowne Mall, in April. We also expanded our presence in Downers Grove in September, opening a second full service location at 5330 South Main Street. We expect to see similar growth during 2001, with plans to open new facilities in Oswego and in South Elgin.

    In addition to expanding our physical locations, we also continued to make banking more convenient for our customers by enhancing our information technology infrastructure in 2000. We installed a new and versatile automated teller system, EZTeller32, at all of our banking facilities. The simplicity of operation of our new EZTeller32 improved customer satisfaction by reducing transaction time and providing a complete itemized receipt of transactions for our customers' records.

    We also installed a new account processing application at all of our facilities. This system works in conjunction with the Premier II system we currently use. It enables our personal bankers to perform the vast majority of account opening procedures for all of our products and services. This new system includes standardized forms and product information and provides personal bankers the ability to customize, view and order Deluxe products, such as checks, withdrawal slips and endorsement stamps online. The system has also improved our customer service capabilities by decreasing the amount of time spent opening new accounts and servicing existing accounts.

    In March, we enhanced our line of electronic banking services with the introduction of online banking. This service enables customers to do virtually all their banking anytime, 24 hours a day, 7 days a week, by accessing their accounts from anywhere with a personal computer and modem. Online banking allows customers to check balances, confirm transactions, review account history and statements, transfer funds, pay bills, order checks, stop payments on checks and more.

    We feel our responsibility extends beyond our immediate customer base and into the communities we serve. As in the past, we have expressed this on the institutional and individual levels.

    We look with optimism to 2001 and the opportunities it will present to us in our position as the leading independent locally owned and managed financial institution in our markets. We plan to further develop our existing market area, as well as pursue new market areas in which to offer the service and market-leading products that have made West Suburban Bank a success for our customers and shareholders alike.

[CROWE CHIZEK LOGO]

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
West Suburban Bancorp, Inc.
Lombard, Illinois

    We have audited the consolidated balance sheets of West Suburban Bancorp, Inc. (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated statements of income, changes in shareholders' equity, and cash flows of the Company for the year ended December 31, 1998 were audited by other auditors whose report, dated January 29, 1999, expressed an unqualified opinion on those statements.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Suburban Bancorp, Inc. at December 31, 2000 and 1999, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ CROWE, CHIZEK AND COMPANY LLP Crowe, Chizek and Company LLP

Oak Brook, Illinois
February 10, 2001

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999
(Dollars in thousands)

	2000	1999
Assets
Cash and due from banks	$55,087	$49,838
Federal funds sold	6,180	47,395
Commercial paper	—	69,849

Total cash and cash equivalents	61,267	167,082
Securities
Available for sale (amortized cost of $133,494 in 2000; $167,068 in 1999)	130,237	163,453
Held to maturity (fair value of $163,389 in 2000; $170,637 in 1999)	163,980	174,375

Total securities	294,217	337,828
Loans, less allowance for loan losses of $11,399 in 2000; $10,759 in 1999	1,016,140	845,706
Premises and equipment, net	39,896	35,709
Other real estate	1,940	3,488
Accrued interest and other assets	18,498	18,249

Total assets	$1,431,958	$1,408,062

Liabilities and shareholders' equity
Deposits
Noninterest-bearing	$136,494	$124,563
Interest-bearing	1,133,460	1,129,692

Total deposits	1,269,954	1,254,255
Accrued interest and other liabilities	22,236	18,174

Total liabilities	1,292,190	1,272,429
Common stock in ESOP subject to contingent repurchase obligation	37,644	34,096
Shareholders' equity
Common stock, no par value; 15,000,000 shares authorized; 432,495 shares issued and outstanding	3,457	3,457
Surplus	38,066	38,066
Retained earnings	100,208	96,288
Accumulated other comprehensive loss	(1,963)	(2,178)
Amount reclassified on ESOP shares	(37,644)	(34,096)

Total shareholders' equity	102,124	101,537

Total liabilities and shareholders' equity	$1,431,958	$1,408,062

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(Dollars in thousands, except per share data)

	2000	1999	1998
Interest income
Loans, including fees	$82,442	$65,646	$64,884
Securities
Taxable	18,109	20,636	22,034
Exempt from federal income tax	1,462	1,548	1,656
Federal funds sold	1,104	1,833	3,089
Commercial paper	167	142	—

Total interest income	103,284	89,805	91,663
Interest expense
Deposits	45,864	37,112	41,874
Other	204	148	180

Total interest expense	46,068	37,260	42,054

Net interest income	57,216	52,545	49,609
Provision for loan losses	1,500	3,084	2,563

Net interest income after provision for loan losses	55,716	49,461	47,046
Noninterest income
Service fees on deposit accounts	3,513	3,467	3,247
Net gain on sales of loans held for sale	20	376	807
Loan servicing fees	218	271	402
Net realized gain on sales of securities available for sale	—	91	553
Net gain on sales of other real estate	59	59	546
Litigation settlement	—	3,555	—
Write-down of carrying value of securities available for sale	—	—	(3,200)
Other	4,901	4,486	5,061

Total noninterest income	8,711	12,305	7,416
Noninterest expense
Salaries and employee benefits	18,695	17,329	15,947
Occupancy	3,640	3,359	3,303
Furniture and equipment	4,309	4,556	4,266
Other real estate	186	69	291
Other	7,299	7,354	7,354

Total noninterest expense	34,129	32,667	31,161

Income before income tax expense	30,298	29,099	23,301
Income tax expense	9,295	9,054	7,123

Net income	$21,003	$20,045	$16,178

Earnings per share (432,495 shares outstanding)	$48.56	$46.35	$37.41

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(Dollars in thousands, except per share data)

	Common Stock and Surplus	Retained Earnings	Amount Reclassified on ESOP Shares	Accumulated Other Compre- hensive Income (Loss)	Total Shareholders' Equity	Common Stock in ESOP Subject to Contingent Repurchase Obligation
Balance, January 1, 1998	$41,523	$91,014	$(28,318)	$(184)	$104,035	$28,318
Comprehensive income
Net income	—	16,178	—	—	16,178	—
Change in accumulated other comprehensive income (loss)	—	—	—	593	593	—

Total comprehensive income	—	—	—	—	16,771	—
Cash dividends declared— $34.00 per share	—	(14,705)	—	—	(14,705)	—
Reclassification due to change in fair value of stock subject to contingent repurchase obligation	—	—	(2,974)	—	(2,974)	2,974
Purchase of minority interest in subsidiaries	—	(26)	—	—	(26)	—

Balance, December 31, 1998	41,523	92,461	(31,292)	409	103,101	31,292
Comprehensive income
Net income	—	20,045	—	—	20,045	—
Change in accumulated other comprehensive income (loss)	—	—	—	(2,587)	(2,587)	—

Total comprehensive income	—	—	—	—	17,458	—
Cash dividends declared— $37.50 per share	—	(16,218)	—	—	(16,218)	—
Reclassification due to change in fair value of stock subject to contingent repurchase obligation	—	—	(2,804)	—	(2,804)	2,804

Balance, December 31, 1999	41,523	96,288	(34,096)	(2,178)	101,537	34,096
Comprehensive income
Net income	—	21,003	—	—	21,003	—
Change in accumulated other comprehensive income (loss)	—	—	—	215	215	—

Total comprehensive income	—	—	—	—	21,218	—
Cash dividends declared— $39.50 per share	—	(17,083)	—	—	(17,083)	—
Reclassification due to change in fair value of stock subject to contingent repurchase obligation	—	—	(3,548)	—	(3,548)	3,548

Balance, December 31, 2000	$41,523	$100,208	$(37,644)	$(1,963)	$102,124	$37,644

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(Dollars in thousands)

	2000	1999	1998
Cash flows from operating activities
Net income	$21,003	$20,045	$16,178
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	3,856	3,874	3,456
Provision for loan losses	1,500	3,084	2,563
Deferred income tax benefit	(406)	(519)	(243)
Net premium amortization and discount accretion of securities	12	670	720
Net realized gain on sales of securities available for sale	—	(91)	(553)
Write-down of carrying value of securities available for sale	—	—	3,200
Federal Home Loan Bank stock dividends	(218)	—	—
Net gain on sales of loans held for sale	(20)	(376)	(807)
Proceeds from sales of loans held for sale	358	30,003	63,170
Origination of loans held for sale	(160)	(25,500)	(62,363)
Net (gain) loss on sales of premises and equipment	(29)	33	49
Net gain on sales of other real estate	(59)	(59)	(546)
Decrease in accrued interest and other assets	15	1,266	1,909
Increase (decrease) in accrued interest and other liabilities	3,845	(650)	(2,754)

Net cash provided by operating activities	29,697	31,780	23,979
Cash flows from investing activities
Securities available for sale
Proceeds from sales	—	21,614	55,482
Proceeds from maturities and calls	52,600	91,797	168,502
Purchases	(19,178)	(76,489)	(213,613)
Securities held to maturity
Proceeds from maturities and calls	11,729	69,713	281,684
Purchases	(976)	(72,031)	(253,862)
Purchase of minority interest in subsidiaries	—	—	(26)
Net increase in loans	(172,213)	(83,547)	(14,813)
Purchases of premises and equipment	(8,046)	(6,329)	(5,774)
Proceeds from sales of premises and equipment	32	106	18
Proceeds from sales of other real estate	1,708	1,304	3,680

Net cash (used in) provided by investing activities	(134,344)	(53,862)	21,278
Cash flows from financing activities
Net increase in deposits	15,699	98,303	11,003
Dividends paid	(16,867)	(16,002)	(9,731)

Net cash (used in) provided by financing activities	(1,168)	82,301	1,272
Net (decrease) increase in cash and cash equivalents	(105,815)	60,219	46,529
Beginning cash and cash equivalents	167,082	106,863	60,334

Ending cash and cash equivalents	$61,267	$167,082	$106,863

Supplemental disclosures
Cash paid for
Interest	$42,036	$37,085	$44,762
Income taxes	10,043	10,522	6,563
Other real estate acquired through loan foreclosure	101	2,991	2,427

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

Note 1—Nature of Business and Summary of Significant Accounting Policies

    West Suburban Bancorp, Inc. ("West Suburban") through the branch network of its subsidiary, West Suburban Bank (the "Bank," and together with West Suburban the "Company"), provides financial and other banking services to customers located primarily in the western suburbs of Chicago. Customers in these areas are the primary users of the Company's loan and deposit services. The Company's loans are generally secured by various forms of collateral including real estate, business assets, consumer property and other items, although borrower cash flow is expected to be the primary source of repayment.

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

Use of Estimates
    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the allowance for loan losses, fair values of financial instruments and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Securities
    Debt and marketable equity securities are classified into two categories, "held to maturity" and "available for sale." Held to maturity securities are carried at amortized cost as the Company has both the ability and positive intent to hold them to maturity. Securities not meeting these criteria are classified as available for sale. Available for sale securities are carried at fair value with net unrealized gains and losses (net of tax) reported in accumulated other comprehensive income as a separate component of shareholders' equity. Interest income includes amortization of purchase premium or accretion of purchase discount. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the specific securities sold. Any decline in the carrying values of securities which is deemed to be other than temporary is charged against current earnings. The Company does not engage in trading activities.

Loans and Allowance for Loan Losses
    Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the accrual method and includes amortization of net deferred loan fees and costs over the loan term. Accrual of interest is generally discontinued on a loan 90 days past due or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of principal or interest is doubtful. In some circumstances, a loan more than 90 days past due can remain on accrual if it is fully secured and in the process of collection. When a loan is placed on nonaccrual, interest earned but not collected is charged back to interest income. When payments are received on nonaccrual loans they are first applied to principal, then to interest income and finally to expenses incurred for collection.

    The allowance for loan losses is a valuation allowance for probable loan losses. The allowance is increased by a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated quarterly based on management's periodic review of loan collectibility in light of historical loan loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

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

Loans Held for Sale
    Loans are identified as either held for investment or held for sale upon origination. Loans held for sale are recorded at the lower of amortized cost or market value, determined on an aggregate basis. Unrealized losses, if any, are recognized on a current basis by charges to earnings. At December 31, 2000 and 1999, the cost and market value of loans held for sale were approximately the same.

Premises and Equipment
    Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of the assets.

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

Intangibles
    The Company accounted for the acquisition of a savings association in 1990 using the purchase method of accounting. Related intangibles are being amortized over 15 years on the straight-line method and are included with accrued interest and other assets in the balance sheet. The Company incurred $3,055 of goodwill as a result of the acquisition. The remaining unamortized goodwill was $916 and $1,120 as of December 31, 2000 and 1999, respectively.

Long-term Assets
    Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

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

Employee Stock Ownership Plan ("ESOP")
    The Bank maintains an ESOP which is a noncontributory tax qualified retirement plan covering substantially all full-time employees. The Bank makes contributions to the ESOP for the benefit of the participants. The ESOP is not leveraged and dividends declared on common shares owned by the ESOP are charged against retained earnings. Dividends paid on ESOP shares are passed through to participants. Allocated ESOP shares are voted by the respective participants. For earnings per share purposes, common shares held by the ESOP are classified as issued and outstanding. Because participants may require the Company to purchase their ESOP shares upon termination of their employment, the appraised fair value of all ESOP shares is reclassified from shareholders' equity.

Earnings Per Share
    Earnings per share is calculated on the basis of the daily weighted average number of shares outstanding. The Company has no securities that may have a dilutive effect on its outstanding common stock.

Cash Flows
    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and commercial paper. Generally, federal funds are sold for one-day periods. Maturities of commercial paper generally are less than 60 days.

Comprehensive Income
    Comprehensive income includes net income and other comprehensive income. The Company's other comprehensive income consists of the changes in unrealized gains and losses on available for sale securities, net of reclassification adjustments and tax effects.

Reclassifications
    Certain reclassifications have been made in prior years' financial statements to conform with the current year's presentation. The appraised fair value of all ESOP shares has been reclassified from shareholders' equity on the balance sheets and the statements of changes in shareholders' equity.

Note 2—Securities

    The amortized cost and fair value of securities available for sale are as follows at December 31:

	2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$97,390	$199	$(2,200)	$95,389
U.S. government agencies and corporations	26,806	4	(415)	26,395
States and political subdivisions	908	5	—	913

Total debt securities	125,104	208	(2,615)	122,697
Preferred stock and other equity securities	8,390	—	(850)	7,540

Total	$133,494	$208	$(3,465)	$130,237

	1999
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$130,538	$19	$(1,586)	$128,971
U.S. government agencies and corporations	26,809	—	(940)	25,869
U.S. Treasury	500	—	—	500
States and political subdivisions	1,048	4	(2)	1,050

Total debt securities	158,895	23	(2,528)	156,390
Preferred stock and other equity securities	8,173	—	(1,110)	7,063

Total	$167,068	$23	$(3,638)	$163,453

    The amortized cost and fair value of securities held to maturity are as follows at December 31:

	2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$135,490	$—	$(1,033)	$134,457
States and political subdivisions	28,490	449	(7)	28,932

Total	$163,980	$449	$(1,040)	$163,389

	1999
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$141,798	$—	$(3,748)	$138,050
States and political subdivisions	32,577	173	(163)	32,587

Total	$174,375	$173	$(3,911)	$170,637

    The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 2000 by contractual maturity are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$60,665	$59,792	$51,455	$51,295
Due after 1 year through 5 years	57,656	56,161	82,834	82,485
Due after 5 years through 10 years	5,723	5,697	21,465	21,579
Due after 10 years	1,060	1,047	8,226	8,030

Total	$125,104	$122,697	$163,980	$163,389

    Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Approximately $45,700 of securities are callable in 2001. Most of these callable securities were issued by U.S. government agencies.

    Sales of securities available for sale were as follows:

	2000	1999	1998
Proceeds from sales	$—	$21,614	$55,482
Gross realized gains	—	97	558
Gross realized losses	—	(6)	(5)

    Securities with a carrying value of approximately $24,160 and $13,389 at December 31, 2000 and 1999, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

    The Company holds two debt securities issued by FINOVA Group Inc. These securities are classified as available for sale. As of December 31, 2000, these two securities had an amortized cost basis of $2,033 and $1,974, a carrying value of $1,862 and $1,320, and maturity of February 2001 and February 2002, respectively. At the time the securities were acquired, each was rated investment grade. However, during May 2000, the securities were downgraded below investment grade. Due to the uncertainties of the future collection of all the principal and interest due, management placed the securities on the Company's watch list. Management will continue to monitor these securities to determine whether other than temporary impairment has occurred.

Note 3—Loans

    Major classifications of loans were as follows at December 31:

	2000	1999
Commercial	$276,519	$212,505
Consumer	9,101	10,451
Indirect automobile	100,847	81,782
Real estate
Residential	180,089	169,035
Commercial	183,899	160,522
Home equity	133,609	126,496
Construction	129,316	79,526
Held for sale	160	338
VISA—credit card	12,037	12,960
Other	1,962	2,850

Total	1,027,539	856,465
Allowance for loan losses	(11,399)	(10,759)

Loans, net	$1,016,140	$845,706

    The Company makes commercial, personal and residential loans primarily to customers throughout the western suburbs of Chicago. Construction loans are generally made to customers engaged in the development and construction of residential real estate projects within the Company's market area.

    Loans on which the accrual of interest has been discontinued amounted to $1,064, $3,544 and $14,979 at December 31, 2000, 1999 and 1998, respectively. Interest income on nonaccrual loans was immaterial in 2000, 1999 and 1998.

    Changes in the allowance for loan losses were as follows for the years ended December 31:

	2000	1999	1998
Balance, beginning of year	$10,759	$9,998	$9,772
Provision for loan losses	1,500	3,084	2,563
Loans charged-off	(1,502)	(2,586)	(2,732)
Recoveries	642	263	395

Balance, end of year	$11,399	$10,759	$9,998

    Impaired loans as of December 31 are summarized as follows:

	2000	1999	1998
Year-end loans with no allocated allowance for loan losses	$961	$3,269	$14,476
Year-end loans with allocated allowance for loan losses	114	484	4,404

Total	$1,075	$3,753	$18,880

Amount of the allowance for loan losses allocated to impaired loans at year-end	$87	$338	$1,708
Average of impaired loans during the year	2,749	7,244	21,855
Interest income recognized during impairment	41	49	836

    Nonperforming loans were as follows at December 31:

Loans past due over 90 days still on accrual	$491	$1,184	$3,621
Nonaccrual loans	1,064	3,544	14,979

Total	$1,555	$4,728	$18,600

    Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. At December 31, 2000 and 1999, the Company was servicing loans for the benefit of others with aggregate unpaid principal balances of $65,223 and $77,389, respectively. The Company generally sells mortgage loans with servicing released. Mortgage servicing rights are not material.

Note 4—Premises and Equipment

    Major classifications of these assets are summarized as follows at December 31:

	2000	1999
Land	$8,713	$8,333
Premises	35,780	31,751
Furniture and equipment	35,288	31,768

Total	79,781	71,852
Less accumulated depreciation	(39,885)	(36,143)

Premises and equipment, net	$39,896	$35,709

Note 5—Deposits

    The major categories of deposits are summarized as follows at December 31:

	2000	1999
Demand and other noninterest-bearing deposits	$136,494	$124,563
NOW	236,889	213,754
Money market checking	151,151	121,666
Savings	277,565	297,141
Time deposits
Less than $100,000	351,166	318,959
$100,000 and over	116,689	178,172

Total	$1,269,954	$1,254,255

    At December 31, 2000, the scheduled maturities of time deposits were as follows:

2001	$339,548
2002	98,556
2003	13,932
2004	4,302
2005 and thereafter	11,517

Total	$467,855

Note 6—Income Taxes

    Income tax expense is as follows for the years ended December 31:

	2000	1999	1998
Current
Federal	$8,322	$8,232	$6,525
State	1,379	1,341	841
Deferred	(406)	(519)	(243)

Total	$9,295	$9,054	$7,123

    A reconciliation between taxes computed at the statutory federal income tax rate and the consolidated effective tax rates follows:

	2000	1999	1998
Statutory federal income tax rate	35.0%	35.0%	35.0%
(Decrease) increase in taxes resulting from
Tax-exempt income	(1.8)	(2.1)	(3.1)
State income taxes, net of federal tax benefit	2.8	2.8	2.3
Dividends on ESOP shares	(3.3)	(3.0)	(2.2)
Other items, net	(2.0)	(1.6)	(1.4)

Effective tax rates	30.7%	31.1%	30.6%

    The temporary differences which created deferred tax assets and liabilities at December 31 are summarized below:

	2000	1999
Deferred tax assets
Allowance for loan losses	$4,439	$4,066
Deferred compensation	1,276	1,348
Unrealized loss on securities available for sale	1,294	1,437

Total deferred tax assets	7,009	6,851
Deferred tax liabilities
Depreciation	486	662
Other	247	176

Total deferred tax liabilities	733	838

Net deferred tax assets	$6,276	$6,013

    Net deferred tax assets are included in accrued interest and other assets. No valuation allowance was considered necessary for deferred tax assets.

Note 7—Employee Benefit Plans

    The Bank maintains the ESOP which is a noncontributory tax qualified retirement plan that covers employees who have satisfied specific service requirements. The ESOP provides incentives to employees by granting participants an interest in the Company's common stock in which the ESOP primarily invests. An individual account is established for each participant and the benefits payable upon retirement, termination, disability or death are based upon service, the amount of the employer's contributions and any income, expenses, gains or losses and forfeitures allocated to the participant's account. Contributions are determined by the board of directors of the Bank, are paid by the Bank, and were $1,604 in 2000, $1,479 in 1999 and $1,387 in 1998.

    At December 31, 2000 and 1999, the ESOP held 75,289 and 72,085 shares of Company common stock, respectively, and substantially all shares held by the ESOP were allocated to the accounts maintained for participants. Participants who elect to receive their benefit payments in the form of the Company common stock may require the Company to purchase the common stock distributed at fair value during two 60-day periods, the first of which begins on the distribution date. The second purchase period begins on the first anniversary of the distribution date. This contingent repurchase obligation is reflected in the Company's financial statements as "Common Stock in ESOP Subject to Contingent Repurchase Obligation" and reduces shareholders' equity by an amount that represents the independently appraised fair value of all the Company common stock held by the ESOP, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require the Company to purchase the shares. At December 31, 2000 and 1999, this contingent repurchase obligation reduced shareholders' equity by $37,644 and $34,096, respectively. During 2000 and 1999, the ESOP distributed $469 and $484 in cash representing the interests of former employees in 988 and 1,035 shares of Company common stock, respectively. The Company believes that the ESOP will continue to have a sufficient amount of cash to distribute benefit payments to former employees and that the exercise of the right of former employees to cause the Company to purchase Company common stock is unlikely.

    The Company has deferred compensation agreements with certain former and current executive officers. The deferred compensation expense for the years ended December 31, 2000, 1999 and 1998 amounted to $143, $140 and $140, respectively.

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

	2000	1999
Financial instruments whose contractual amounts represent credit risks
Commitments to extend credit	$464,384	$368,768
Letters of credit	21,563	14,766

Total	$485,947	$383,534

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments are primarily unused lines of credit, undrawn portions of construction loans and commitments to make new loans. Commitments generally have fixed expiration dates or other termination provisions and may require the payment of a fee. Since many of the commitments are expected to expire without being exercised, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, is based on management's credit evaluation of the customer. Collateral held varies and may include accounts receivable, inventory, property and equipment or commercial or residential properties.

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

    In accordance with the regulations of the Board of Governors of the Federal Reserve System, the Bank must maintain noninterest-earning reserves as vault cash or deposits with the Federal Reserve Bank of Chicago. At December 31, 2000, the required reserves were approximately $13,110.

Note 10—Fair Value of Financial Instruments

    The methods and assumptions used to estimate fair values of financial instruments are described as follows. For short-term assets (i.e., cash and due from banks, federal funds sold and commercial paper) their estimated fair values approximate their carrying values. For loans and deposits with variable interest rates, it has been assumed that their estimated fair values approximate their carrying values. Because of their short-terms, the carrying value amount of accrued interest receivable and payable approximate their fair value.

    The fair values for securities were derived from quoted market values, or, when quotes were not available, the fair value was estimated based on the rate and term of the security and information about the issuer. The fair values for fixed rate loans were estimated by discounting the future cash flows from loan repayments using current interest rates for loans having comparable maturities and credit risk. The fair values for time deposits were estimated by discounting cash flows at discount rates comparable to current market rates for similar maturing liabilities.

    Off-balance-sheet financial instruments are primarily comprised of unfunded loan commitments which are generally priced at market at the time of funding. The estimated fair value of off-balance-sheet financial instruments is not considered material.

    While these estimates of fair value are based on management's judgment of the most appropriate factors as of the balance sheet date, there is no assurance that the estimated fair values would have been realized if the assets would have been disposed of or the liabilities settled at that date, since market values may differ depending on various circumstances. The estimated fair values would also not apply to subsequent dates.

    The estimated fair values of the Company's financial instruments as of December 31 are set forth in the table below:

	2000		1999
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$61,267	$61,267	$167,082	$167,082
Securities
Available for sale	130,237	130,237	163,453	163,453
Held to maturity	163,980	163,389	174,375	170,637
Loans, less allowance for loan losses	1,016,140	1,024,195	845,706	842,121
Accrued interest	9,655	9,655	9,059	9,059
Financial liabilities
Deposits	1,269,954	1,272,978	1,254,255	1,254,804
Accrued interest	8,579	8,579	4,547	4,547

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

    Certain officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, have loans totaling $38,116 and $25,908 at December 31, 2000 and 1999, respectively. During 2000, $33,337 in new loans and $21,129 in loan payments were made. Similarly, related parties had deposits totaling $17,677 and $13,416 at December 31, 2000 and 1999, respectively.

Note 12—Capital Requirements

    West Suburban and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements may result in the initiation of actions by regulators that could have direct material effects on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, each entity must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

    Regulations require West Suburban and the Bank to maintain minimum capital amounts and ratios (set forth in the table below). Management believes that as of December 31, 2000, West Suburban and the Bank exceeded all capital adequacy requirements.

    Management's present policy is to limit dividends from the Bank, so that the Bank qualifies as a "well-capitalized" institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, thereby minimizing the amount of Federal Deposit Insurance Corporation ("FDIC") insurance premiums paid by the Bank and providing capital to fund growth. As of December 31, 2000, the Bank could pay, in the aggregate, dividends of approximately $8,800 to West Suburban while remaining a "well-capitalized" institution. Dividends from the Bank are West Suburban's primary source of cash flow.

    As of December 31, 2000 and 1999, the most recent notifications from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum ratios for total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets as set forth in the table. There are no conditions or events since that notification that management believes would result in a change of the category. The capital amounts and ratios of West Suburban and the Bank are presented in the tables below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000
Total capital (to risk weighted assets)
West Suburban Bancorp, Inc.	$151,364	11.7%	$103,366	8.0%	N/A	N/A
West Suburban Bank	132,036	10.7	98,614	8.0	$123,267	10.0%
Tier 1 capital (to risk weighted assets)
West Suburban Bancorp, Inc.	139,965	10.8	51,683	4.0	N/A	N/A
West Suburban Bank	120,637	9.8	49,307	4.0	73,960	6.0
Tier 1 capital (to average assets)
West Suburban Bancorp, Inc.	139,965	10.0	56,135	4.0	N/A	N/A
West Suburban Bank	120,637	8.8	56,147	4.0	70,184	5.0
As of December 31, 1999
Total capital (to risk weighted assets)
West Suburban Bancorp, Inc.	$146,340	12.3%	$95,548	8.0%	N/A	N/A
West Suburban Bank	132,280	11.2	94,429	8.0	$118,036	10.0%
Tier 1 capital (to risk weighted assets)
West Suburban Bancorp, Inc.	135,581	11.4	47,774	4.0	N/A	N/A
West Suburban Bank	121,521	10.3	47,215	4.0	70,822	6.0
Tier 1 capital (to average assets)
West Suburban Bancorp, Inc.	135,581	10.1	53,825	4.0	N/A	N/A
West Suburban Bank	121,521	9.0	53,744	4.0	67,180	5.0

    The appraised fair value of Company common stock owned by the ESOP is included in Tier 1 capital.

Note 13—Other Comprehensive Income

    Other comprehensive income components and related taxes were as follows:

	2000	1999	1998
Unrealized holding gains (losses) on available for sale securities	$358	$(4,201)	$1,535
Reclassification adjustments for gains later recognized in income	—	(91)	(553)
Tax effect	(143)	1,705	(389)

Other comprehensive income (loss)	$215	$(2,587)	$593

Note 14—New Accounting Pronouncements

    Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and the hedged item, even if the fair value of the hedged item is not otherwise recorded. The Company has not been involved in any futures contracts, forward commitments, interest rate swaps or option contracts. Accordingly, the adoption of this standard on January 1, 2001 did not have any effect on the Company's financial statements.

Note 15—Condensed Financial Information—Parent Only

Condensed Balance Sheets
December 31, 2000 and 1999

	2000	1999
Assets
Cash, substantially all on deposit in subsidiary	$22,956	$21,471
Securities available for sale (amortized cost of $4,004 in 2000)	4,006	—
Investment in subsidiary	119,523	120,453
Intangibles, net	916	1,120
Other assets	28	16

Total assets	$147,429	$143,060

Liabilities and shareholders' equity
Dividends payable	$7,569	$7,352
Other liabilities	92	75

Total liabilities	7,661	7,427
Common stock in ESOP subject to contingent repurchase obligation	37,644	34,096
Shareholders' equity	102,124	101,537

Total liabilities and shareholders' equity	$147,429	$143,060

Condensed Statements of Income
Years Ended December 31, 2000, 1999 and 1998

	2000	1999	1998
Income
Dividends from subsidiary	$22,040	$14,727	$9,488
Interest income
Deposits in subsidiary	511	361	730
Commercial paper	75	—	—
Securities	247	212	135

Total income	22,873	15,300	10,353
Expense
Amortization of intangibles	204	204	204
Other	320	427	593

Total expense	524	631	797

Income before income tax expense	22,349	14,669	9,556
Income tax expense	202	57	107

Income before equity in undistributed net income of subsidiary	22,147	14,612	9,449
Equity in undistributed net income of subsidiary	(1,144)	5,433	6,729

Net income	$21,003	$20,045	$16,178

Condensed Statements of Cash Flows
Years Ended December 31, 2000, 1999 and 1998

	2000	1999	1998
Cash flows from operating activities
Net income	$21,003	$20,045	$16,178
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed net income of subsidiary	1,144	(5,433)	(6,729)
Net premium amortization and discount accretion of securities	10	—	(135)
Amortization of intangibles	204	204	204
(Increase) decrease in other assets	(12)	107	(16)
Increase (decrease) in other liabilities	17	74	(22)

Net cash provided by operating activities	22,366	14,997	9,480
Cash flows from investing activities
Securities available for sale
Proceeds from maturities	—	5,000	45,000
Purchases of securities	(4,014)	(5,000)	(44,865)
Purchase of minority interest in subsidiaries	—	—	(26)

Net cash (used in) provided by investing activities	(4,014)	—	109
Cash flows from financing activities
Cash dividends paid	(16,867)	(16,002)	(9,731)

Net increase (decrease) in cash	1,485	(1,005)	(142)
Beginning cash	21,471	22,476	22,618

Ending cash	$22,956	$21,471	$22,476

Note 16—Quarterly Results of Operations (Unaudited)

    The following table sets forth certain unaudited income, expense and per share data on a quarterly basis for the three-month periods indicated:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share data)
Year Ended December 31, 2000
Interest income	$27,634	$26,762	$25,313	$23,575
Interest expense	12,621	12,159	11,180	10,108

Net interest income	15,013	14,603	14,133	13,467
Provision for loan losses	375	375	375	375

Net interest income after provision for loan losses	14,638	14,228	13,758	13,092
Noninterest income	2,383	2,212	1,958	2,158
Noninterest expense	9,271	8,055	8,457	8,346

Income before income tax expense	7,750	8,385	7,259	6,904
Income tax expense	2,528	2,664	2,213	1,890

Net income	$5,222	$5,721	$5,046	$5,014

Earnings per share	$12.07	$13.23	$11.67	$11.59
Year Ended December 31, 1999
Interest income	$23,319	$22,223	$22,173	$22,090
Interest expense	9,876	9,143	9,105	9,136

Net interest income	13,443	13,080	13,068	12,954
Provision for loan losses	1,495	550	491	548

Net interest income after provision for loan losses	11,948	12,530	12,577	12,406
Noninterest income	2,158	2,116	2,145	5,886
Noninterest expense	8,619	7,973	7,984	8,091

Income before income tax expense	5,487	6,673	6,738	10,201
Income tax expense	1,644	2,040	2,088	3,282

Net income	$3,843	$4,633	$4,650	$6,919

Earnings per share	$8.89	$10.71	$10.75	$16.00

    Noninterest expense increased $1,216 during the fourth quarter of 2000. During this period, employee expense increased $752. This was primarily due to the accrual of amounts necessary to pay employee bonuses and expenses relating to the opening of the Downtown Downers branch and an increased ESOP contribution. Occupancy expense and equipment expense increased in the fourth quarter $145 and $158, respectively, primarily due to increased depreciation as a result of the new teller system and the effects of the branch opening. Additionally, professional fees increased $100 during the period.

    The provision for loan losses increased $945 during the fourth quarter of 1999 in order to replenish the allowance for loan losses after a charge-off of $1,120 was taken relating to a commercial loan. The charge-off was taken after the Company received more current information concerning the financial strength of the borrower and the value of the collateral.

    Noninterest income during the first quarter of 1999 included non-recurring other income of $3,555 representing the settlement of a law suit brought by the Company in connection with an investment that was made in the late 1980's.

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

	Years Ended December 31,
	2000	1999	1998	1997	1996
Selected operating data
Interest income	$103,284	$89,805	$91,663	$95,208	$88,558
Interest expense	46,068	37,260	42,054	44,700	38,359

Net interest income	57,216	52,545	49,609	50,508	50,199
Provision for loan losses	1,500	3,084	2,563	1,623	1,505

Net interest income after provision for loan losses	55,716	49,461	47,046	48,885	48,694
Noninterest income (1)	8,711	12,305	7,416	12,396	9,896
Noninterest expense	34,129	32,667	31,161	29,690	34,150

Income before income tax expense	30,298	29,099	23,301	31,591	24,440
Income tax expense	9,295	9,054	7,123	9,807	8,498

Net income	$21,003	$20,045	$16,178	$21,784	$15,942

Per share data
Earnings	$48.56	$46.35	$37.41	$50.37	$36.86
Cash dividends declared	39.50	37.50	34.00	18.50	16.00
Book value (2)	323.17	313.61	310.74	306.02	273.62
Selected balances, end of year
Securities	$294,217	$337,828	$377,303	$417,879	$328,769
Net loans	1,016,140	845,706	772,361	762,538	784,242
Total assets	1,431,958	1,408,062	1,308,953	1,293,691	1,235,604
Deposits	1,269,954	1,254,255	1,155,952	1,144,949	1,099,397
Shareholders' equity (3)	139,768	135,633	134,393	132,353	118,338
Ratios
Return on average total assets	1.53%	1.52%	1.26%	1.71%	1.38%
Return on average shareholders' equity (3)	14.96	14.36	11.77	17.48	13.93
Cash dividends declared to net income	81.34	80.91	90.90	36.73	43.41
Average shareholders' equity to average total assets (3)	10.22	10.61	10.73	9.78	9.90
Net interest margin (4)	4.51	4.37	4.24	4.34	4.83

(1)
Noninterest income includes litigation settlements of $3,555 and $2,344 in 1999 and 1997, respectively, for settlements of claims related to investments that the Company made in prior years. Noninterest income also includes a $3,200 write-down of carrying value of securities available for sale in 1998.
(2)
Book value equals shareholders' equity including common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.
(3)
Shareholders' equity includes common stock in ESOP subject to contingent repurchase obligation.
(4)
Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND
AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS
(Dollars in thousands)

    The following table presents for the years indicated the total dollar amount of interest income from average interest-earning assets and the yields, as well as the interest expense on average interest-bearing liabilities and the costs, expressed both in dollars and rates. All average balances are daily average balances. To the extent received, interest on nonaccruing loans has been included in the table. Interest income on nonaccrual loans was immaterial in 2000, 1999 and 1998.

	Years Ended December 31,
	2000			1999			1998
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Federal funds sold	$17,630	$1,104	6.3%	$37,046	$1,833	4.9%	$58,686	$3,089	5.3%
Commercial paper	2,306	167	7.2	2,203	142	6.4	—	—	—
Securities
Taxable	298,960	18,109	6.1	344,064	20,636	6.0	353,185	22,034	6.2
Exempt from federal income tax (1)	29,074	2,250	7.7	31,168	2,380	7.6	34,450	2,548	7.4

Total securities (1)	328,034	20,359	6.2	375,232	23,016	6.1	387,635	24,582	6.3
Loans (1)	940,039	82,529	8.8	809,594	65,765	8.1	748,181	65,085	8.7

Total interest-earning assets (1)	1,288,009	104,159	8.1	1,224,075	90,756	7.4	1,194,502	92,756	7.8
Cash and due from banks	39,232			38,542			37,555
Premises and equipment, net	37,948			34,458			32,103
Other real estate	2,448			1,607			2,686
Allowance for loan losses	(11,243)			(10,595)			(9,467)
Accrued interest and other assets (2)	17,452			26,929			22,605

Total assets	$1,373,846			$1,315,016			$1,279,984

Liabilities and shareholders' equity
Interest-bearing deposits
NOW	$217,982	2,782	1.3	$206,896	2,363	1.1	$221,167	4,221	1.9
Money market checking	137,260	7,153	5.2	112,239	4,848	4.3	29,049	1,320	4.5
Savings	284,240	9,539	3.4	316,304	8,350	2.6	330,251	10,976	3.3
Time deposits
Less than $100,000	341,035	19,907	5.8	315,564	16,660	5.3	360,184	20,540	5.7
$100,000 and over	106,736	6,483	6.1	90,798	4,891	5.4	83,872	4,817	5.7

Total interest-bearing deposits	1,087,253	45,864	4.2	1,041,801	37,112	3.6	1,024,523	41,874	4.1
Other interest-bearing liabilities	3,129	204	6.5	3,484	148	4.2	2,820	180	6.4

Total interest-bearing liabilities	1,090,382	46,068	4.2	1,045,285	37,260	3.6	1,027,343	42,054	4.1
Demand deposits	130,420			118,387			107,984
Accrued interest and other liabilities	12,661			11,802			7,253
Shareholders' equity (3)	140,383			139,542			137,404

Total liabilities and shareholders' equity	$1,373,846			$1,315,016			$1,279,984

Net interest income		$58,091			$53,496			$50,702

Interest rate spread			3.9%			3.8%			3.7%

Net interest margin			4.5%			4.4%			4.2%

(1)
Interest income and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35%.
(2)
The average balances of nonaccrual loans are included in accrued interest and other assets.
(3)
Shareholders' equity includes common stock in ESOP subject to contingent repurchase obligation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

    The following discussion and analysis provides information regarding the Company's financial condition as of December 31, 2000 and 1999 and results of operations for the years ended December 31, 2000, 1999 and 1998. This discussion and analysis should be read with the financial statements, notes and tables included elsewhere in this annual report. The financial information provided below is rounded in order to simplify the presentation of management's discussion and analysis. However, the ratios and percentages provided below are calculated (adjusted for rounding) using the detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

Balance Sheet Analysis

    Total Assets.  Total assets of the Company increased $23.9 million (1.7%) to $1,432.0 million at December 31, 2000 from $1,408.1 million at December 31, 1999. Increases in the loan portfolio were the largest component of the increase in total assets and were partially offset by decreases in cash and cash equivalents and securities. Total average assets increased $58.8 million to $1,373.8 million at December 31, 2000 from $1,315.0 million December 31, 1999, primarily due to growth in average total loans of $130.4 million partially offset by reductions in securities and federal funds sold. Asset growth was funded primarily by higher levels of deposits.

    Cash and Cash Equivalents.  Cash and cash equivalents decreased $105.8 million (63.3%) to $61.3 million at December 31, 2000 from $167.1 million at December 31, 1999. Reductions in short-term commercial paper and federal funds sold were the largest components of this decrease. This decrease resulted from the redemption of an $83.0 million short-term time deposit in January 2000, and the use of cash equivalents to fund growth in the loan portfolio.

    Securities.  The Company's objectives in managing the securities portfolio include maximizing yield over an entire interest rate cycle while providing liquidity. Securities decreased $43.6 million (12.9%) to $294.2 million at December 31, 2000 from $337.8 million at December 31, 1999. This decrease was primarily due to the use of proceeds from maturing securities to fund growth in the loan portfolio.

    Loans.  Economic and demographic factors continued to be positive in the Company's market area during 2000. This environment was conducive to the substantial loan growth achieved by the Company in 2000. Total loans outstanding increased $171.1 million (20.0%) to $1,027.5 million at December 31, 2000. This increase was primarily due to growth in the commercial loan portfolio of $137.2 million (30.3%). The commercial loan portfolio consists of commercial, real estate construction, and commercial real estate loans. In addition to the favorable economic and demographic environment, growth in the commercial loan portfolio was the result of opportunities that were created when certain of the Company's competitors were acquired by larger organizations, as well as the success of the Company's customer and non-customer calling program. The Company believes the new commercial loans were underwritten in a manner consistent with the Company's past loan underwriting standards and do not represent increased credit risk to the Company.

    The indirect automobile portfolio increased $19.1 million (23.3%) to $100.8 million at December 31, 2000. The Company continues to experience favorable results with low levels of past due indirect automobile loans.

    The growth in residential mortgage lending was more moderate. Home equity loans increased $7.1 million (5.6%) to $133.6 million at December 31, 2000. Residential real estate loans increased $11.1 million (6.5%) to $180.1 million at December 31, 2000.

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

    The provision for loan losses decreased $1.6 million (51.4%) to $1.5 million in 2000 from $3.1 million in 1999. The Company's provision for loan losses was reflective of management's evaluation of the loan portfolio within the context of the factors outlined above, including growth in the loan portfolio. The decrease was primarily the result of declining levels of nonperforming loans and net loan charge-offs. Net loan charge-offs were $.9 million and $2.3 million for the years ended December 31, 2000 and 1999, respectively.

    The allowance for loan losses increased $.6 million to $11.4 million at December 31, 2000 from $10.8 million at December 31, 1999. The ratio of the allowance for loan losses to total loans outstanding decreased to 1.11% at December 31, 2000 compared to 1.26% at December 31, 1999. Nonperforming loans decreased $3.1 million (67.1%) to $1.6 million at December 31, 2000 from $4.7 million at December 31, 1999. The majority of the decrease in nonperforming loans was due to the reduction in the Company's exposure under a loan to a leasing company along with reduced exposure on two other loans. The allowance for loan losses as of December 31, 2000 and 1999 was 733% and 228% of the level of nonperforming loans at December 31, 2000 and December 31, 1999, respectively.

    The following table is an analysis of the Company's nonperforming loans and other real estate at December 31 (dollars in thousands):

	2000	1999
Loans past due over 90 days still on accrual	$491	$1,184
Nonaccrual loans	1,064	3,544

Total nonperforming loans	$1,555	$4,728

Nonperforming loans as a percent of total loans	.2%	.6%
Other real estate	$1,940	$3,488

    Other Real Estate.  During 2000, other real estate decreased $1.6 million (44.4%) to $1.9 million at December 31, 2000 from $3.5 million at December 31, 1999. During 2000, the Company sold properties with an aggregate carrying value of $1.7 million and acquired properties through loan foreclosure having a carrying value of $.1 million. Management will continue its efforts to reduce its holdings in other real estate.

    Deposits.  Total deposits increased $15.7 million (1.3%) to $1,270.0 million at December 31, 2000 from $1,254.3 million at December 31, 1999. This increase was due to an increase in all deposit components with the exception of savings and time deposits $100,000 and over. Demand and other noninterest-bearing deposits increased $11.9 million. This increase was primarily due to increased in-clearings with the end of the year falling on a weekend. Savings deposits decreased $19.5 million. This decrease was offset by increases in NOW and money market checking deposits of $23.1 million and $29.5 million, respectively. Management believes the continued growth in money market checking deposits is a result of customer migration to this product because it pays a higher interest rate than traditional savings and checking accounts. Time deposits less than $100,000 increased $32.2 million. Management believes this increase was primarily the result of increased promotional efforts. Time deposits $100,000 and over decreased $61.5 million. This was primarily due to one $83.0 million short-term time deposit that the Company received in December 1999, which was withdrawn at its scheduled maturity in January 2000. In order to retain current and attract new deposits, the Company plans to open new branches in South Elgin and Oswego, Illinois in the near future. During 2000, average balances in interest-bearing deposits and noninterest-bearing deposits increased $45.5 million and $12.0 million, respectively.

Capital Resources

    Shareholders' equity increased $.6 million (.6%) to $102.1 million at December 31, 2000, from $101.5 million at December 31, 1999. The change to shareholders' equity resulted from $21.0 million of net income for the year, reduced by dividends declared of $17.1 million and an increase in the fair value of securities available for sale of $.2 million, net of taxes. Additionally, shareholders' equity was reduced by a $3.5 million increase in the appraised fair value of common stock in ESOP subject to contingent repurchase obligation.

    Management has been advised that as of December 31, 2000 and 1999, the Bank qualified as a "well-capitalized" institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended. On a consolidated basis the Company exceeded regulatory capital requirements. In accordance with applicable regulations, the appraised fair value of Company common stock owned by the ESOP is included in Tier 1 capital.

Liquidity

    Effective liquidity management ensures there is sufficient cash flow to satisfy demand for credit, deposit withdrawals and to take advantage of earnings enhancement opportunities. A large, stable core deposit base and strong capital position are the solid foundation for the Company's liquidity position. Liquidity is enhanced by a securities portfolio structured to provide liquidity as needed. Additionally, the Company maintains lines of credit to purchase federal funds sold in the amount of $75 million from other financial institutions as well as an additional line of credit of approximately $83 million at the Federal Home Loan Bank. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity and maturity schedules of earning assets and liabilities.

    Generally, the Company uses cash and cash equivalents to meet its liquidity needs. These assets include federal funds sold, commercial paper and securities available for sale. As of December 31, 2000 and 1999, liquid assets represented 13.4% and 23.5% of total assets, respectively.

    During 2000, the Company's cash and cash equivalents decreased $105.8 million. Net cash flows from operating activities were $29.7 million, while net cash outflows from investing activities and financing activities were $134.3 million and $1.2 million, respectively. The net cash outflows used in investing activities were primarily to fund loan growth. Cash flows from operating activities have exceeded accrual basis net income for the past several years. Management expects operations to be a continuing source of cash flows in the future.

Income Statement Analysis—2000 Compared to 1999

    General.  The Company's net income of $21.0 million represented an increase of $1.0 million (4.8%) from 1999 net income of $20.0 million. The increase in net income was primarily due to an increase in net interest income of $4.7 million in 2000 when compared to the same period in 1999 and a decrease in the provision for loan losses of $1.6 million. These increases to net income were partially offset by a decrease in total noninterest income of $3.6 million and an increase in total noninterest expense of $1.5 million.

    Net Interest Income.  Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on earning assets and interest expense paid on interest-bearing liabilities. Net interest income is affected by changes in the volume and yield on earning assets and the volume and rates paid on interest-bearing liabilities. Interest-earning assets consist of federal funds sold, commercial paper, securities and loans. Interest-bearing liabilities primarily consist of deposits. The net interest margin is the percentage of tax equivalent net interest income to average earning assets. The Company's net interest margin increased to 4.51% in 2000 compared to 4.37% in 1999.

    Total interest income, on a tax equivalent basis increased $13.4 million (14.8%) to $104.2 million in 2000 from $90.8 million in 1999. The increase was the result of increases of $7.0 million due to volume changes and $6.4 million due to rate changes. These increases primarily related to the loan portfolio. Average loans for the year increased 16.1% and the average yield earned on the loan portfolio increased 66 basis points. The loan volume increases were partially offset by reductions in the average balances of securities and federal funds sold which were used to fund loan growth. The yield on average interest-earning assets increased 68 basis points to 8.09% at December 31, 2000 compared to 7.41% in 1999. The increase in the yield on average earning assets during 2000 was due primarily to the generally higher level of interest rates in 2000 compared to 1999. For example, the average prime rate in 2000 was approximately 9.20% compared to 8.00% in 1999.

    Total interest expense increased $8.8 million (23.6%) to $46.1 million in 2000 from $37.3 million in 1999. Interest on deposits, which accounted for substantially all of this increase, increased primarily due to increases in interest rates, which occurred during 2000. The cost of interest-bearing deposits increased 66 basis points to 4.22% in 2000 compared to 3.56% in 1999. Approximately $6.2 million of the increase in interest expense on deposits was caused by higher rates paid. The remaining $2.6 million increase was caused by a 4.4% increase in volume of average interest-bearing deposits.

    The following table reflects the impact of changes in volume and rates of interest-earning assets and interest-bearing liabilities on a tax equivalent basis for of the years ended December 31, 2000 and 1999 (dollars in thousands):

	2000 compared to 1999			1999 compared to 1998
	Change due to			Change due to
	Volume	Rate	Total Change	Volume	Rate	Total Change
Interest Income
Federal funds sold	$(1,216)	$487	$(729)	$(1,116)	$(140)	$(1,256)
Commercial paper	7	18	25	142	—	142
Securities	(3,201)	544	(2,657)	(685)	(881)	(1,566)
Loans	11,452	5,312	16,764	4,989	(4,309)	680

Total interest income	7,042	6,361	13,403	3,330	(5,330)	(2,000)
Interest Expense
Interest-bearing deposits	2,578	6,174	8,752	617	(5,379)	(4,762)
Other interest-bearing liabilities	(23)	79	56	2	(34)	(32)

Total interest expense	2,555	6,253	8,808	619	(5,413)	(4,794)

Net interest income	$4,487	$108	$4,595	$2,711	$83	$2,794

    Noninterest Income.  Total noninterest income decreased $3.6 million (29.2%) to $8.7 million in 2000 from $12.3 million in 1999. This was primarily due to non-recurring income of $3.6 million in the first quarter of 1999 representing the settlement of a lawsuit brought by the Company in connection with an investment that it made in the late 1980's. During 2000, the Company also experienced decreases in gains on sales of loans held for sale of $.4 million as a result of its decision to retain mortgages (which were originated at more attractive rates due to increased market rates) for its portfolio. These decreases were partially offset by increases in other non-interest income of $.4 million primarily due to higher fee income from increased use of check cards by bank customers.

    Noninterest Expense.  Total noninterest expense increased $1.4 million (4.5%) to $34.1 million for the year ended December 31, 2000 compared to $32.7 million in 1999. This increase was primarily the result of salary and employee benefits increasing $1.4 million partially due to the opening of the Romeoville, Charlestowne, and Downtown Downers facilities. The Company's efficiency ratio, a measure of the amount of expense needed to generate each dollar of revenue, was approximately 52% and 53% in 2000 and 1999 respectively. The efficiency ratio for 1999 excludes the $3.6 million litigation settlement.

    Provision for Loan Losses.  The Company's provision for loan losses decreased $1.6 million (51.4%) to $1.5 million in 2000 compared to $3.1 million in 1999. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this report.

    Income Taxes.  Income tax expense increased $.2 million (2.7%) to $9.3 million in 2000 from $9.1 million in 1999. The increase was principally due to higher pre-tax income. The effective tax rates for the years ended December 31, 2000 and 1999 were 30.7% and 31.1%, respectively.

Income Statement Analysis—1999 Compared to 1998

    General.  The Company's net income of $20.0 million represented an increase of $3.8 million (23.9%) from 1998 net income of $16.2 million. The increase in net income was primarily due to an increase in noninterest income of $4.9 million in 1999 when compared to the same period in 1998 and an increase in net interest income of $2.9 million which were partially offset by increases in noninterest expense of $1.5 million and income tax expense of $1.9 million.

    Net Interest Income.  Total interest income, on a tax equivalent basis decreased $2.0 million (2.2%) to $90.8 million in 1999 from $92.8 million in 1998. The decrease was the result of decreases of $5.3 million due to declining rates, which was partially offset by volume increases of $3.3 million. This decrease was primarily due to decreased yields on the Company's loan portfolio and lower yields and balances on U.S. government agency securities. Yields on total average loans decreased primarily due to the volatility of interest rates in the market during 1999. Additionally, the Company experienced a high level of refinancing within its real estate portfolio during 1998 and a full year's effect of these lower rates is reflected in the results for 1999. Yields on the Company's securities portfolio declined as new purchases were invested in lower yielding securities resulting from the declining interest environment at the time the securities were purchased compared to a higher interest rate environment during the time the maturing securities were purchased. The Company's net interest margin increased to 4.37% in 1999 compared to 4.24% in 1998.

    Total interest expense decreased $4.8 million (11.4%) to $37.3 million in 1999 from $42.1 million in 1998. Interest on deposits, which accounted for substantially all of this decrease, declined due to decreases in average rates not withstanding an increase of $17.3 million in average balances of interest-bearing deposits during the year ended December 31, 1999.

    Noninterest Income.  Total noninterest income increased $4.9 million (65.9%) to $12.3 million in 1999 from $7.4 million in 1998. This increase was primarily due to the receipt of litigation settlement proceeds in 1999 of $3.6 million relating to a claim arising from an investment that the Company made during the late 1980's. This increase was partially offset by decreases in gains on sales of securities available for sale and loans held for sale of $.5 million and $.4 million, respectively. Additionally, during 1999, gains on sales of other real estate decreased $.5 million and other income decreased $.6 million primarily due to reduced mortgage application fee income. During the third quarter of 1998, the Company recognized a loss of $3.2 million representing the other-than-temporary impairment of the entire carrying value of an investment in subordinated debt securities.

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

    Listed below are the balances in the major categories of rate sensitive assets and liabilities that are subject to repricing as of December 31, 2000 (dollars in thousands):

	Three Months or Less	Over Three Months to Twelve Months	Over One Year to Five Years	Over Five Years	Total
Rate sensitive assets
Federal funds sold	$6,180	$—	$—	$—	$6,180
Securities	31,331	87,456	138,995	36,435	294,217
Loans	358,258	182,404	370,600	116,277	1,027,539

Total	$395,769	$269,860	$509,595	$152,712	$1,327,936

Rate sensitive liabilities
NOW	$236,889	$—	$—	$—	$236,889
Money market checking	151,151	—	—	—	151,151
Savings	277,565	—	—	—	277,565
Time deposits
Less than $100,000	67,033	180,268	103,836	29	351,166
$100,000 and over	42,479	49,768	24,442	—	116,689

Total	$775,117	$230,036	$128,278	$29	$1,133,460

Interest sensitivity gap	$(379,348)	$39,824	$381,317	$152,683	$194,476
Cumulative interest sensitivity gap	$(379,348)	(339,524)	41,793	194,476
Cumulative net rate sensitive assets to cumulative net rate sensitive liabilities	51.1%	66.2%	103.7%	117.2%
Cumulative interest sensitivity gap to total assets	(26.5)	(23.7)	2.9	13.6

    Included in "Three Months or Less" rate sensitive liabilities are $277.6 million of savings deposits, $236.9 million of NOW deposits and $151.2 million of money market checking deposits that management considers more core deposit in nature than time deposits. Approximately $45.7 million of securities are callable in 2001 and are included in the above table based upon their contractual terms. Most of these callable securities were issued by U.S. government agencies.

    While the shorter term negative GAP position represents a potential adverse impact on the Company's net interest income position in periods of rising interest rates, the same position generally results in a favorable impact when interest rates decline.

    The target GAP position, as defined by the Company's Asset and Liability Policy, is to maintain a ratio (as adjusted) of cumulative net rate sensitive assets to cumulative net rate sensitive liabilities of at least 60.0% and not more than 120.0% on a twelve-month time frame.

    The above table does not necessarily indicate the future impact of general interest rate movements on the Company's net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur. The consolidated interest rate sensitivity position of the Company within the twelve-month time frame at December 31, 2000 reflects cumulative net rate sensitive assets compared to cumulative net rate sensitive liabilities of 66.2% and cumulative net interest-earning assets that reprice or mature within one year compared to similarly sensitive liabilities of negative 23.7% of total assets. The percentage indicated for the cumulative net interest-earning assets as a percentage of cumulative net interest-bearing liabilities is within the Company's target range of acceptable GAP values for the twelve-month time frame.

    In addition to the GAP analysis above, the Company also measures rate sensitivity through a net interest income analysis. The net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of changes in net interest income in the event of a sudden and sustained 100 to 200 basis point increase or decrease in market interest rates. This analysis is subject to the Company's assumptions, which include the following:

  •
  Balance sheet volume reflects the current balances and does not project future growth or changes. This establishes the base case from which all percentages are calculated.

  •
  The replacement rate for loan and deposit items that mature is the current rate offered by the Company as adjusted for the assumed rate increase or decrease. The replacement rate for securities is the current market rate as adjusted for the assumed rate increase or decrease.

  •
  The repricing rate for balance sheet data is determined by utilizing individual account statistics provided by the Company's data processing systems.

  •
  The maturity and repricing dates for balance sheet data are determined by utilizing individual account statistics provided by the Company's data processing systems.

    Listed below are the Company's projected changes in net interest income over a twelve-month horizon for the various rate shock levels as of the periods indicated (dollars in thousands):

December 31, 2000	Amount	Dollar Change	Percent Change
+200 basis points	$50,004	$(8,531)	(14.6)%
+100 basis points	54,427	(4,108)	(7.0)
Base	58,535
-100 basis points	62,393	3,858	6.6
-200 basis points	64,001	5,466	9.3
December 31, 1999
+200 basis points	$38,210	$(10,593)	(21.7)%
+100 basis points	43,553	(5,250)	(10.8)
Base	48,803
-100 basis points	53,815	5,012	10.3
-200 basis points	56,784	7,981	16.4

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

[WSB LOGO]

 BOARDS OF DIRECTORS

West Suburban Bancorp, Inc.
Kevin J. Acker	Chairman of the Board
David S. Bell	Certified Public Accountant
Duane G. Debs	President, Chief Financial Officer
Charles P. Howard	Business Administrator Parkview Community Church
Peggy P. LoCicero	Former Banker
West Suburban Bank
Robert W. Schulz	Chairman; Oliver Hoffmann Corporation, Vice President and Treasurer
Keith W. Acker	President
Craig R. Acker	Former Banker
Earl K. Harbaugh	Ditch Witch of Illinois, Chief Executive Officer and President
Ronald J. Kuhn	Harry W. Kuhn, Inc., Chairman, Secretary and Treasurer
Richard Hill Lauber	J&E Duff, Inc., President
Paul J. Lehman	Macom Corporation, President
Walter T. Myers	Terrace Supply, Vice President
John G. Williams	Bracing Systems, Vice President
F. Willis Caruso	Director Emeritus
George Hazdra	Director Emeritus
Harry Kuhn	Director Emeritus
Richard P. McCarthy	Director Emeritus
Harold Moser	Director Emeritus

 OFFICERS

West Suburban Bancorp, Inc.
Duane G. Debs	President, Chief Financial Officer
Keith W. Acker	Chief Operations Officer
Kevin J. Acker	Vice President
Michael P. Brosnahan	Vice President
David J. Mulkerin	Chief Compliance Officer
George E. Ranstead	Secretary to the Board and Treasurer
Michael J. Lynch	Director of Internal Audit
West Suburban Bank
Senior Officers
Keith W. Acker	President, Trust Officer
Kevin J. Acker	Senior Vice President, Marketing
Michael P. Brosnahan	Senior Vice President, Lending and Community Reinvestment Act Officer
James T. Chippas	Senior Vice President, Consumer Lending
Duane G. Debs	Senior Vice President, Comptroller, Trust Officer
Daniel P. Grotto	Senior Vice President, Business Development
Building Management
Edward J. Garvey	Vice President, Building Management

Business Services
Terry T. Facenda	Business Services Officer
Call Center
James M. Mastrino	Vice President, Call Center/VISA Operations
Commercial Loans
Stanley C. Celner, Jr.	Vice President, Commercial Loans
Grant O. Cowen	Vice President, Commercial Loans
Timothy P. Dineen	Vice President, Commercial Real Estate Loans
David S. Orr	Vice President, Commercial Loans
Gregory M. Ruffolo	Vice President, Commercial Loans
Edwin S. Stephens IV	Vice President, Commercial Loans
Gregory L. Young	Vice President, Commercial Loans
Compliance
David J. Mulkerin	Chief Compliance Officer
Comptroller's Department
George E. Ranstead	Vice President, Assistant Comptroller, Investments
Consumer Loans
William H. Hunter	Vice President, Consumer Loans
Cynthia A. Meredith	Vice President, Consumer Loans
Charles Svoboda	Vice President, Consumer Loans
Karyn L. Tompkins	Consumer Loan Officer
David J. Wanek	Consumer Loan Officer
Data Processing
Steven A. Jennrich	Vice President, Data Processing
Jacqueline R. Weigand	Vice President, Project Manager
Electronic Services
Janet L. Kemble	Assistant Vice President, Electronic Services
Financial Services
Michael Abbatacola	Vice President, Financial Services
Lynn M. Torre	Assistant Vice President, Financial Services
Human Resources
Mary Ellen Condon	Vice President, Human Resources
Danielle Budig	Vice President, Director, Benefits/Payroll
Joanne T. Tosch	Director, Employee Development
Gina M. Corral	Assistant Vice President, Employee Relations Manager
Internal Audit
Michael J. Lynch	Vice President, Director of Internal Audit
Loan Operations
Sandra C. Boyce	Vice President, Residential Mortgage Operations
Gary Brandes	Vice President, Mortgage Servicing
Lawrence J. Ortman	Vice President, Credit Analysis and Loan Review
Kevin Bussey	Assistant Vice President, Collections
Debra H. Crowley	Assistant Vice President, Commercial Loan Operations Manager

Marketing
Denise M. Zatarski	Director of Marketing
Operations
Jill C. Davenport	Assistant Vice President, Operations
Purchasing
Helen G. Schmitt	Assistant Vice President, Purchasing
Retail Banking
Jack Buscemi	Vice President, Retail Banking, Loss Prevention
Beverly J. Viscariello	Vice President, Branch Manager—Oakbrook Terrace
Marcia K. Worobec	Vice President, Branch Manager—Westmore, Metra Main
Kathleen M. Brockman	Assistant Vice President, Branch Manager—Lake Street
Sharon Buck	Assistant Vice President, Branch Manager—Montgomery
Eric Chizzo	Assistant Vice President, Branch Manager—Fair Oaks
Barbara D. Darden	Assistant Vice President, Branch Manager—Eola Road
Richard R. Decker	Assistant Vice President, Branch Manager—Romeoville
Joyce M. Fedele	Assistant Vice President, Branch Manager—Danada, Wheaton
Sharon A. Fonte	Assistant Vice President, Branch Manager—Glendale Heights
Joel K. Fopma	Assistant Vice President, Branch Manager—Bolingbrook West
Susan Hemmelgarn	Assistant Vice President, Branch Manager—Charlestowne
Priya Hira	Assistant Vice President, Branch Manager—Villa Park
Kirsten L. Jensen	Assistant Vice President, Branch Manager—Bartlett
Norine M. LaPrall	Assistant Vice President, Branch Manager—Warrenville
Terry Leitner	Assistant Vice President, Branch Manager—75th Street, Westmont
Brian McDonald	Assistant Vice President, Branch Manager—Carol Stream
Susan Neustrom	Assistant Vice President, Branch Manager—Downtown Downers
Brian Nickleski	Assistant Vice President, Branch Manager—South Main
Gwen B. O'Loughlin	Assistant Vice President, Branch Manager—North Main
Robert L. Pauling	Assistant Vice President, Branch Manager—Stratford Square
Cynthia A. Picton	Assistant Vice President, Branch Manager—Galena
Kay J. Piotrowski	Assistant Vice President, Branch Manager—Naperville
David P. Reed	Acting Branch Manager—President Street
Jerome Sheeman	Assistant Vice President, Branch Manager—Finley Road
Joseph M. Sperlik	Assistant Vice President, Branch Manager—Bolingbrook East
Mary Beth Vandenberg	Assistant Vice President, Branch Manager—Cass Avenue
Timothy Voreis	Assistant Vice President, Branch Manager—St. Charles
Secretary to the Board
Jay J.P. Greifenkamp	Financial Analyst/Secretary to the Board
Travel with West Suburban
Dennis A. Woodyatt	Travel Agent
Trust
Christine H. Pawlak	Trust Officer
West Suburban Insurance Services
Patricia Falstrom	Insurance Agent

West Suburban Bank
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
Downtown Downers Branch: 5330 South Main Street, Downers Grove, Illinois 60515—(630) 652-2775

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
Lexington Square of Elmhurst, Elmhurst, Illinois 60126
Lexington Square of Lombard, Lombard, Illinois 60148
Mr. Z's: 401 South Main Street, Lombard, Illinois 60148
Travel with West Suburban, 711 South Meyers Road, Lombard, Illinois 60148—(630) 495-1400
West Suburban Bank VISA Headquarters, 701 South Meyers Road, Lombard, Illinois 60148—(630) 652-2500 extension 2903
West Suburban Insurance Services, 17W754 22nd Street, Oakbrook Terrace, Illinois 60181 (630) 652-2550

[MAP OF BANK FACILITIES]

    [WSB LOGO]
Where strength is matched by service

Shareholder Information

Annual Report on Form 10-K
A copy of West Suburban Bancorp, Inc.'s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge to shareholders by writing to:

    Duane G. Debs, President and Chief Financial Officer
    West Suburban Bancorp, Inc., 2800 South Finley Road, Downers Grove, Illinois 60515 (630) 652-2801

Annual Meeting of Shareholders
The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 9, 2001 at 8:00 a.m. All shareholders are cordially invited to attend.

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
One Mid America Plaza, Suite 700
Post Office Box 3697
Oak Brook, Illinois 60522

Corporate Counsel
Barack Ferrazzano Kirschbaum Perlman & Nagelberg
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606

MEMBER FDIC

[EQUAL HOUSING LENDER LOGO]

QuickLinks

WEST SUBURBAN BANCORP, INC. CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2000 AND 1999 (Dollars in thousands)
WEST SUBURBAN BANCORP, INC. CONSOLIDATED STATEMENTS OF INCOME YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (Dollars in thousands, except per share data)
WEST SUBURBAN BANCORP, INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (Dollars in thousands, except per share data)
WEST SUBURBAN BANCORP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (Dollars in thousands)
WEST SUBURBAN BANCORP, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollars in thousands)
Condensed Balance Sheets December 31, 2000 and 1999
Condensed Statements of Income Years Ended December 31, 2000, 1999 and 1998
Condensed Statements of Cash Flows Years Ended December 31, 2000, 1999 and 1998
SELECTED FINANCIAL DATA
AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS (Dollars in thousands)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[WSB LOGO]
BOARDS OF DIRECTORS
OFFICERS
West Suburban Bank 711 South Meyers Road Lombard, Illinois
Shareholder Information