Form 10-K405, Exhibit 13
period 2001-12-31
WEST SUBURBAN BANCORP INC
filed 2002-03-29
CIK 805080

Profile

West Suburban Bancorp, Inc. (“West Suburban”) is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the “Bank” and, together with West Suburban, the “Company”). The Company had total assets at December 31, 2001 of approximately $1.5 billion. The Bank is the largest independent bank headquartered in DuPage County.

West Suburban Bancorp, Inc.
Financial Highlights

	Years Ended December 31,
	(Dollars in thousands, except per share data)
	2001	2000	1999	1998	1997
Net income	$20,183	$21,003	$20,045	$16,178	$21,784
Per share data Earnings	46.67	48.56	46.35	37.41	50.37
Book value (1)	335.30	323.17	313.61	310.74	306.02
Net loans	1,093,376	1,016,140	845,706	772,361	762,538
Total assets	1,473,559	1,431,958	1,408,062	1,308,953	1,293,691
Deposits	1,309,720	1,269,954	1,254,255	1,155,952	1,144,949

(1) Book value equals shareholders’ equity (including common stock in ESOP subject to contingent repurchase obligation) divided by the number of outstanding shares.

Table of Contents
Profile
Letter to Our Shareholders, Customers and Friends
Common Stock, Book Value and Dividends
Business Review
Report of Independent Auditors
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Selected Financial Data
Average Balance Sheets, Net Interest Income and Average Rates and Yields on a Tax Equivalent Basis.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Boards of Directors and Officers
Addresses of Branches and Other Services
Map of Branches
Shareholder Information

Special Note Concerning Forward-Looking Statements

This document (including information incorporated by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the local and national economy; (ii) the economic impact of September 11th; (iii) changes in state and federal laws, regulations and governmental policies concerning the Company’s general business; (iv) changes in interest rates and prepayment rates of the Company’s assets; (v) increased competition in the financial services sector and the inability to attract new customers; (vi) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (vii) the loss of key executives or employees; (viii) changes in consumer spending; (ix) unexpected results of acquisitions; (x) unexpected outcomes of existing or new litigation involving the Company; and (xi) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included in the Company’s filings with the Securities and Exchange Commission.

To Our Shareholders, Customers and Friends

The year 2001 presented West Suburban with a number of opportunities and challenges. We feel that our development and introduction of innovative products and services, as well as our commitment to profitable growth, have allowed us to meet these opportunities and challenges successfully. Our resources, experience and dedication to our customers have also allowed us to pursue new markets for our products and services.

West Suburban continued to grow in 2001, opening our first location in South Elgin at 1870 McDonald Road. We have seen this growth continue as we expanded our presence in Naperville by establishing a second location, which opened in March 2002. West Suburban also has plans to open a full service location in Oswego during 2002.

Over the past year, West Suburban continued to develop new products in order to serve the varied needs of our customers. In May, we introduced our 100% Home Equity Loan. This new home equity product was designed to benefit new and recent homeowners by providing them the opportunity to open an equity line.

In December, we introduced an innovative portal web site, which gives our customers new and dynamic capabilities to view account balances from multiple financial institutions within a single web page. This comprehensive and secure system offers our customers added convenience and flexibility. Customers can review and manage their savings, checking and retirement accounts, and also have the option to view investment, credit card and reward program accounts maintained with other institutions. These efforts, along with our existing products and services, reflect our dedication to meeting the needs of our customers as well as the needs of our market area.

We feel our responsibility extends beyond our immediate customer base and into the communities we serve. As in the past, we have expressed this on the institutional and individual levels. The tragic events of September 11th had us all reaching out to help the victims of that horrendous act. West Suburban helped by donating miscellaneous fees collected during the month of October. The miscellaneous fees included revenue we received in connection with money orders, cashier checks, notary services, license plate stickers, travelers cheques, faxes and photocopies.

During 2001, West Suburban realized a 2.9% growth in total assets. Loan and deposit growth, during 2001, continued to be strong with a 7.6% increase in net loans and a 3.1% increase in total deposits. Additionally, we were also able to recognize a 3.8% growth in our book value per share.

We look with optimism to 2002 and the opportunities it will present to us in our position as the leading independent locally owned and managed financial institution in our markets. We plan to further develop our existing market area, and to pursue new markets in which to offer the service and market-leading products that have made West Suburban a success for our customers and shareholders alike.

Once again, we would like to thank everyone for the support that has made us, and allowed us to remain, the largest independent bank headquartered in DuPage County. We welcome your comments, criticisms and suggestions. We could not have achieved our success without the support of our shareholders, customers, communities, friends and employees.

Finally, we regretfully acknowledge the passing of Director Emeritus Harold Moser. Mr. Moser will be remembered not only for the indispensable guidance he provided to this institution, but also for the significant contributions he made to his community and to those who had the privilege of knowing him.

Sincerely,

/s/ Kevin J. Acker	/s/ Duane G. Debs
Kevin J. Acker	Duane G. Debs
Chairman of the Board	President and Chief Financial Officer

Common Stock, Book Value and Dividends

West Suburban has a single class of common stock issued and outstanding. The common stock is not traded on any stock exchange or on the over-the-counter market. West Suburban’s per share book value as of the end of each quarter and dividends declared for the last two years are set forth below:

Year	Quarter	Book Value (1)	Dividends Declared
2001	4th	$335.30	$17.50
	3rd	347.77	7.50
	2nd	337.51	7.50
	1st	332.74	7.50

2000	4th	$323.17	$17.50
	3rd	328.62	7.50
	2nd	321.59	7.50
	1st	317.45	7.00

(1)	Book value equals shareholders’ equity (including common stock in ESOP subject to contingent repurchase obligation) divided by the number of outstanding shares.

The dividend declared during the 4th quarter of 2001 included a special $10.00 per share dividend payable on January 2, 2002 to shareholders of record as of December 15, 2001. Similarly, the dividend declared during the 4th quarter of 2000 included a special $10.00 per share dividend payable on January 2, 2001 to shareholders of record as of December 15, 2000.

Business Review

As of December 31, 2001, the Company had total assets of approximately $1.5 billion and operated 31 full service branches, five limited service branches as well as five departments providing other convenient services throughout DuPage, Kane, Kendall and Will Counties. The Bank focuses on providing retail and commercial banking products and services in its markets. The Company had 527 full-time equivalent employees at December 31, 2001.

[WSB LOGO]

[Letterhead of Crowe, Chizek and Company LLP]

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

West Suburban Bancorp, Inc.

Lombard, Illinois

We have audited the consolidated balance sheets of West Suburban Bancorp, Inc. (the “Company”) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Suburban Bancorp, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ Crowe, Chizek and Company LLP
Crowe, Chizek and Company LLP

Oak Brook, Illinois
February 1, 2002

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

(Dollars in thousands)

	2001	2000
Assets
Cash and due from banks	$32,870	$55,087
Federal funds sold	14,206	6,180
Total cash and cash equivalents	47,076	61,267
Securities
Available for sale (amortized cost of $147,181 in 2001 and $133,494 in 2000)	147,847	130,237
Held to maturity (fair value of $121,364 in 2001 and $163,389 in 2000)	120,968	163,980
Total securities	268,815	294,217
Loans, less allowance for loan losses of $12,262 in 2001 and $11,399 in 2000	1,093,376	1,016,140
Premises and equipment, net	43,877	39,896
Other real estate	1,410	1,940
Accrued interest and other assets	19,005	18,498
Total assets	$1,473,559	$1,431,958

Liabilities and shareholders’ equity
Deposits
Demand-noninterest-bearing	$148,044	$136,494
Interest-bearing	1,161,676	1,133,460
Total deposits	1,309,720	1,269,954
Accrued interest and other liabilities	18,824	22,236
Total liabilities	1,328,544	1,292,190

Common stock in ESOP subject to contingent repurchase obligation	40,645	37,644

Shareholders’ equity
Common stock, no par value; 15,000,000 shares authorized; 432,495 shares issued and outstanding	3,457	3,457
Surplus	38,066	38,066
Retained earnings	103,091	100,208
Accumulated other comprehensive income (loss)	401	(1,963)
Amount reclassified on ESOP shares	(40,645)	(37,644)
Total shareholders’ equity	104,370	102,124
Total liabilities and shareholders’ equity	$1,473,559	$1,431,958

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Dollars in thousands, except per share data)

	2001	2000	1999
Interest income
Loans, including fees	$83,110	$82,442	$65,646
Securities
Taxable	13,560	18,109	20,636
Exempt from federal income tax	1,353	1,462	1,548
Federal funds sold	795	1,104	1,833
Commercial paper	86	167	142
Total interest income	98,904	103,284	89,805

Interest expense
Deposits	40,312	45,864	37,112
Other	178	204	148
Total interest expense	40,490	46,068	37,260
Net interest income	58,414	57,216	52,545
Provision for loan losses	2,950	1,500	3,084
Net interest income after provision for loan losses	55,464	55,716	49,461

Noninterest income
Service fees on deposit accounts	3,800	3,513	3,467
Debit card fees	1,312	1,013	759
Net realized gains on securities transactions	2,334	—	91
Write-down of carrying value of securities available for sale	(2,960)	—	—
Net gain on sales of loans held for sale	404	20	376
Litigation settlement	—	—	3,555
Other	5,195	4,165	4,057
Total noninterest income	10,085	8,711	12,305

Noninterest expense
Salaries and employee benefits	19,681	18,695	17,329
Occupancy	3,906	3,640	3,359
Furniture and equipment	4,488	4,309	4,556
Advertising and promotion	1,367	838	756
Other	6,349	6,647	6,667
Total noninterest expense	35,791	34,129	32,667

Income before income taxes	29,758	30,298	29,099
Income tax expense	9,575	9,295	9,054
Net income	$20,183	$21,003	$20,045

Earnings per share (432,495 shares outstanding)	$46.67	$48.56	$46.35

See accompanying notes to consolidated financial statements

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Dollars in thousands, except per share data)

	Common Stock and Surplus	Retained Earnings	Accumulated Other Compre- hensive Income (Loss)	Amount Reclassified on ESOP Shares	Total Shareholders’ Equity	Common Stock in ESOP Subject to Contingent Repurchase Obligation
Balance, January 1, 1999	$41,523	$92,461	$409	$(31,292)	$103,101	$31,292

Comprehensive income
Net income	—	20,045	—	—	20,045	—
Change in unrealized gain (loss) on available for sale securities, net of reclassification and tax effects	—	—	(2,587)	—	(2,587)	—
Total comprehensive income	—	—	—	—	17,458	—
Cash dividends declared - $37.50 per share	—	(16,218)	—	—	(16,218)	—
Reclassification due to change in fair value of stock subject to contingent repurchase obligation	—	—	—	(2,804)	(2,804)	2,804
Balance, December 31, 1999	41,523	96,288	(2,178)	(34,096)	101,537	34,096

Comprehensive income
Net income	—	21,003	—	—	21,003	—
Change in unrealized gain (loss) on available for sale securities, net of reclassification and tax effects	—	—	215	—	215	—
Total comprehensive income	—	—	—	—	21,218	—
Cash dividends declared - $39.50 per share	—	(17,083)	—	—	(17,083)	—
Reclassification due to change in fair value of stock subject to contingent repurchase obligation	—	—	—	(3,548)	(3,548)	3,548
Balance, December 31, 2000	41,523	100,208	(1,963)	(37,644)	102,124	37,644

Comprehensive income
Net income	—	20,183	—	—	20,183	—
Change in unrealized gain (loss) on available for sale securities, net of reclassification and tax effects	—	—	2,364	—	2,364	—
Total comprehensive income	—	—	—	—	22,547	—
Cash dividends declared - $40.00 per share	—	(17,300)	—	—	(17,300)	—
Reclassification due to change in fair value of stock subject to contingent repurchase obligation	—	—	—	(3,001)	(3,001)	3,001
Balance, December 31, 2001	$41,523	$103,091	$401	$(40,645)	$104,370	$40,645

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Dollars in thousands)

	2001	2000	1999
Cash flows from operating activities
Net income	$20,183	$21,003	$20,045
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	3,759	3,856	3,874
Provision for loan losses	2,950	1,500	3,084
Deferred income tax benefit	(458)	(406)	(519)
Net premium amortization and discount accretion of securities	495	12	670
Net realized gains on securities transactions	(2,334)	—	(91)
Write-down of carrying value of securities available for sale	2,960	—	—
Federal Home Loan Bank stock dividends	(293)	(218)	—
Net gain on sales of loans held for sale	(404)	(20)	(376)
Sales of loans held for sale	38,517	358	30,003
Origination of loans held for sale	(43,793)	(160)	(25,500)
Net (gain) loss on sales of premises and equipment	(7)	(29)	33
Net gain on sales of other real estate	(11)	(59)	(59)
(Increase) decrease in accrued interest and other assets	(660)	15	1,266
(Decrease) increase in accrued interest and other liabilities	(3,412)	3,845	(650)
Net cash provided by operating activities	17,492	29,697	31,780
Cash flows from investing activities
Securities available for sale
Sales	24,635	—	21,614
Maturities and calls	89,033	52,600	91,797
Purchases	(128,394)	(19,178)	(76,489)
Securities held to maturity
Maturities and calls	199,093	11,729	69,713
Purchases	(155,870)	(976)	(72,031)
Net increase in loans	(74,833)	(172,213)	(83,547)
Purchases of premises and equipment	(7,740)	(8,046)	(6,329)
Sales of premises and equipment	7	32	106
Sales of other real estate	868	1,708	1,304
Investment in company-owned life insurance policies	(948)	—	—
Net cash used in investing activities	(54,149)	(134,344)	(53,862)
Cash flows from financing activities
Net increase in deposits	39,766	15,699	98,303
Dividends paid	(17,300)	(16,867)	(16,002)
Net cash provided by (used in) financing activities	22,466	(1,168)	82,301
Net (decrease) increase in cash and cash equivalents	(14,191)	(105,815)	60,219
Beginning cash and cash equivalents	61,267	167,082	106,863
Ending cash and cash equivalents	$47,076	$61,267	$167,082

Supplemental disclosures
Cash paid for
Interest	$43,533	$42,036	$37,085
Income taxes	11,978	10,043	10,522
Other real estate acquired through loan foreclosures	327	101	2,991

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

Note 1 - Nature of Business and Summary of Significant Accounting Policies

West Suburban Bancorp, Inc. (“West Suburban”) through the branch network of its subsidiary, West Suburban Bank (the “Bank” and, together with West Suburban, the “Company”), provides financial and other banking services to customers located primarily in the western suburbs of Chicago. Customers in these areas are the primary consumers of the Company’s loan and deposit products and services. The Company’s loans are generally secured by various forms of collateral including real estate, business assets, consumer property and other items, although borrower cash flow is expected to be the primary source of repayment.

While the Company’s principal decision makers monitor the revenue streams of the various products and services offered by the Company, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment.

Principles of Consolidation

The consolidated financial statements include the accounts of West Suburban and the Bank. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions, which are subject to change, based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and status of contingencies are particularly subject to change.

Securities

Debt and marketable equity securities are classified into two categories, “held to maturity” and “available for sale.” Held to maturity securities are carried at amortized cost as the Company has both the ability and positive intent to hold them to maturity. Securities not meeting these criteria are classified as available for sale. Available for sale securities are carried at fair value with net unrealized gains and losses (net of deferred tax) reported in accumulated other comprehensive income as a separate component of shareholders’ equity. Interest income includes amortization of purchase premium and accretion of purchase discount. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the specific securities sold. Any decline in the carrying values of securities which is deemed to be other than temporary is charged against current earnings. The Company does not engage in trading activities.

Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the accrual method and includes amortization of net deferred loan fees and costs over the loan term. Accrual of interest is generally discontinued on a loan 90 days past due or when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of principal or interest is doubtful. In some circumstances, a loan more than 90 days past due can continue to accrue interest if it is fully secured and in the process of collection. When a loan is classified as nonaccrual, interest earned but not collected is charged back to interest income. When payments are received on nonaccrual loans they are first applied to principal, then to interest income and finally to expenses incurred for collection.

The allowance for loan losses is a valuation allowance for probable loan losses. The allowance is increased by a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated quarterly based on management’s periodic review of loan collectibility in light of historical loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values, and prevailing economic conditions. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as relevant circumstances change.

The Company reviews commercial, real estate construction and commercial mortgage loans quarterly to determine impairment, if any. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the loan’s collateral, if repayment of the loan is collateral dependent. A valuation allowance is maintained for the amount of impairment. Generally, loans 90 days or more past due and all loans on nonaccrual status are considered for impairment. Impairment is considered on an entire category basis for smaller-balance loans of similar nature, such as residential real estate and consumer loans, and on an individual basis for other loans.

Loans Held for Sale

Loans are identified as either held for investment or held for sale upon origination. Loans held for sale are recorded at the lower of amortized cost or market value, determined on an aggregate basis. Unrealized losses, if any, are recognized on a current basis by charges to earnings. At December 31, 2001 and 2000, the cost and market value of loans held for sale were approximately the same.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of the assets.

Other Real Estate

Other real estate includes properties acquired in partial or total settlement of problem loans. The properties are recorded at the lower of cost or fair value less estimated selling costs at the date acquired. Losses recognized at the time of acquisition of such properties are charged to the allowance for loan losses. Any subsequent decline in value is charged to current operations. The revenue received from and expenses incurred in maintaining such properties are also included in current operations.

Intangibles

The Company accounted for the acquisition of a financially troubled savings association in 1990 using the purchase method of accounting. The related intangibles are being amortized over 15 years on the straight-line method and are included with accrued interest and other assets on the consolidated balance sheets. The acquisition resulted in the creation of $3,055 of goodwill. The unamortized goodwill was $712 and $916 as of December 31, 2001 and 2000, respectively. (See Note 14 - New Accounting Pronouncements).

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

Employee Stock Ownership Plan (“ESOP”)

The Bank maintains an ESOP, which is a noncontributory tax qualified retirement plan covering substantially all full-time employees. The Bank makes contributions to the ESOP for the benefit of the participants. The ESOP is not leveraged and dividends declared on common shares owned by the ESOP are charged against retained earnings. Dividends paid on ESOP shares are passed through to participants. Allocated ESOP shares are voted by the respective participants. For earnings per share purposes, common shares held by the ESOP are classified as issued and outstanding. Because participants may require the Company to purchase their ESOP shares upon termination of their employment, the appraised fair value of all ESOP shares is reclassified from shareholders’ equity.

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

Comprehensive Income

Comprehensive income includes net income and other comprehensive income. The Company’s other comprehensive income consists of the change in unrealized gains and losses on available for sale securities, net of reclassification adjustments and deferred tax effects.

Reclassifications

Certain reclassifications have been made in prior years’ financial statements to conform with the current year’s presentation.

Note 2 - Securities

The amortized cost and fair value of securities available for sale are as follows at December 31:

	2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$124,811	$1,842	$(925)	$125,728
U.S. government agencies and corporations	9,280	229	—	9,509
States and political subdivisions	405	6	—	411
Total debt securities	134,496	2,077	(925)	135,648
Preferred stock and other equity securities	12,685	—	(486)	12,199
Total	$147,181	$2,077	$(1,411)	$147,847

	2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$97,390	$199	$(2,200)	$95,389
U.S. government agencies and corporations	26,806	4	(415)	26,395
States and political subdivisions	908	5	—	913
Total debt securities	125,104	208	(2,615)	122,697
Preferred stock and other equity securities	8,390	—	(850)	7,540
Total	$133,494	$208	$(3,465)	$130,237

The amortized cost and fair value of securities held to maturity are as follows at December 31:

	2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$93,524	$755	$(565)	$93,714
States and political subdivisions	27,444	306	(100)	27,650
Total	$120,968	$1,061	$(665)	$121,364

	2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$135,490	$—	$(1,033)	$134,457
States and political subdivisions	28,490	449	(7)	28,932
Total	$163,980	$449	$(1,040)	$163,389

The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 2001 by contractual maturity are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$29,424	$29,254	$9,182	$9,291
Due after 1 year through 5 years	98,779	99,977	88,999	89,537
Due after 5 years through 10 years	6,233	6,357	16,110	16,242
Due after 10 years	60	60	6,677	6,294
Total	$134,496	$135,648	$120,968	$121,364

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Approximately $74,600 of securities are callable in 2002. Most of these callable securities were issued by U.S. government agencies and corporations.

Sales of securities available for sale were as follows:

	2001	2000	1999
Proceeds from sales	$24,635	$—	$21,614
Gross realized gains	1,757	—	97
Gross realized losses	(133)	—	(6)

Securities with a carrying value of approximately $30,139 and $24,160 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

During 2001, the Company wrote down its investments in debt securities issued by Comdisco, Inc., FINOVA Group, Inc. and Enron Corp. after it made a determination that the value of the debt securities had become impaired. These impairment losses totaled $2,960 in 2001. The carrying value of the Comdisco, Inc., FINOVA Group, Inc. and Enron Corp. securities totaled $4,788 at December 31, 2001.

The Company made a nominal equity investment in an ATM network years ago. In 2001, the Company surrendered its stock in the ATM network in connection with the merger of the network with another organization and received $1,426 and recorded a gain for the same amount.

Gains on securities in 2001 also include $710 of recoveries on securities written off in 1998.

Note 3 - Loans

Major classifications of loans were as follows at December 31:

	2001	2000
Commercial	$323,036	$276,519
Consumer	10,514	9,101
Indirect automobile	102,183	100,847
Real estate
Residential	152,495	180,089
Commercial	195,800	183,899
Home equity	145,972	133,609
Construction	157,328	129,316
Held for sale	5,840	160
VISA - credit card	10,437	12,037
Other	2,033	1,962
Total	1,105,638	1,027,539
Allowance for loan losses	(12,262)	(11,399)
Loans, net	$1,093,376	$1,016,140

The Company makes commercial, personal and residential loans primarily to customers throughout the western suburbs of Chicago. Construction loans are generally made to customers engaged in the development and construction of residential real estate projects within the Company’s market area.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2001	2000	1999
Balance, beginning of year	$11,399	$10,759	$9,998
Provision for loan losses	2,950	1,500	3,084
Loans charged-off	(2,305)	(1,502)	(2,586)
Recoveries	218	642	263
Balance, end of year	$12,262	$11,399	$10,759

Impaired loans at December 31 were summarized as follows:

	2001	2000	1999
Year-end loans with no allocated allowance for loan losses	$10,407	$961	$3,269
Year-end loans with allocated allowance for loan losses	5,568	114	484
Total	$15,975	$1,075	$3,753

Amount of the allowance for loan losses allocated to impaired loans at year-end	$2,288	$87	$338
Average impaired loans during the year	4,754	2,749	7,244
Interest income recognized during impairment	154	41	49

Nonperforming loans were as follows at December 31:

Loans past due over 90 days still on accrual	$11,338	$491	$1,184
Nonaccrual loans	3,945	1,064	3,544
Total	$15,283	$1,555	$4,728

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. At December 31, 2001 and 2000, the Company was servicing loans for the benefit of others with aggregate unpaid principal balances of $44,751 and $65,223, respectively. Accordingly, retained and acquired mortgage servicing rights are not material and are not presented as a separate asset. The Company generally sells mortgage loans with servicing released. Loan servicing fees were $169, $218 and $271 in 2001, 2000 and 1999, respectively.

Note 4 - Premises and Equipment

Major classifications of these assets are summarized as follows at December 31:

	2001	2000
Land	$11,396	$8,713
Premises	38,650	35,780
Furniture and equipment	37,371	35,288
Total	87,417	79,781
Less accumulated depreciation	(43,540)	(39,885)
Premises and equipment, net	$43,877	$39,896

Note 5 - Deposits

The major categories of deposits are summarized as follows at December 31:

	2001	2000
Demand-noninterest-bearing	$148,044	$136,494
NOW	251,580	236,889
Money market checking	228,131	151,151
Savings	309,744	277,565
Time deposits
Less than $100,000	288,083	351,166
$100,000 and over	84,138	116,689
Total	$1,309,720	$1,269,954

At December 31, 2001, the scheduled maturities of time deposits were as follows:

2002	$317,300
2003	32,244
2004	6,914
2005	11,626
2006 and thereafter	4,137
Total	$372,221

Note 6 - Income Taxes

Income tax expense is as follows for the years ended December 31:

	2001	2000	1999
Currently payable tax
Federal	$8,384	$8,322	$8,232
State	1,649	1,379	1,341
Deferred tax benefit	(458)	(406)	(519)
Total	$9,575	$9,295	$9,054

A reconciliation between taxes computed at the statutory federal income tax rate and the consolidated effective tax rates follows:

	2001	2000	1999
Statutory federal income tax rate	35.0%	35.0%	35.0%
(Decrease) increase in taxes resulting from
Tax-exempt income	(1.5)	(1.8)	(2.1)
State income taxes, net of federal tax benefit	3.4	2.8	2.8
Dividends on ESOP shares	(3.5)	(3.3)	(3.0)
Other items, net	(1.2)	(2.0)	(1.6)
Effective tax rates	32.2%	30.7%	31.1%

The temporary differences which created deferred tax assets and liabilities at December 31 are summarized below:

	2001	2000
Deferred tax assets
Allowance for loan losses	$4,864	$4,439
Deferred compensation	1,399	1,276
Unrealized loss on securities available for sale	—	1,294
Total deferred tax assets	6,263	7,009
Deferred tax liabilities
Depreciation	522	486
Federal Home Loan Bank stock dividends	228	120
Unrealized gain on securities available for sale	265	—
Other	73	127
Total deferred tax liabilities	1,088	733
Net deferred tax assets	$5,175	$6,276

Net deferred tax assets are included in accrued interest and other assets. No valuation allowance was considered necessary for deferred tax assets.

Note 7 - Employee Benefit Plans

The Bank maintains an ESOP, which is a noncontributory tax qualified retirement plan that covers employees who have satisfied specific service requirements. The ESOP provides incentives to employees by granting participants an interest in the Company’s common stock, which represents the ESOP’s primary investment. An individual account is established for each participant and the benefits payable upon retirement, termination, disability or death are based upon service, the amount of the employer’s contributions and any income, expenses, gains and losses and forfeitures allocated to the participant’s account. Contributions are determined by the board of directors of the Bank, are paid by the Bank, and were $1,697 in 2001, $1,604 in 2000 and $1,479 in 1999.

At December 31, 2001 and 2000, the ESOP held 75,972 and 75,289 shares of Company common stock, respectively, and substantially all shares held by the ESOP were allocated to the accounts maintained for participants. Participants who elect to receive their benefit payments in the form of Company common stock may require the Company to purchase the common stock distributed at fair value during two 60-day periods. The first purchase period begins on the distribution date and the second purchase period begins on the first anniversary of the distribution date. This contingent repurchase obligation is reflected in the Company’s financial statements as “Common stock in ESOP subject to contingent repurchase obligation” and reduces shareholders’ equity by an amount that represents the independently appraised fair value of all the Company common stock held by the ESOP, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require the Company to purchase the shares. At December 31, 2001 and 2000, this contingent repurchase obligation reduced shareholders’ equity by $40,645 and $37,644, respectively. During 2001 and 2000, the ESOP distributed $316 and $487 in cash representing the interests of former employees in 719 and 988 shares of Company common stock, respectively. The Company believes that the ESOP will continue to have a sufficient amount of cash to distribute benefit payments to former employees and that the exercise of the right of former employees to cause the Company to purchase Company common stock is unlikely.

The Company has deferred compensation agreements with certain former and current executive officers. The deferred compensation expense for the years ended December 31, 2001, 2000 and 1999 amounted to $152, $143 and $140, respectively. The cash surrender value of company-owned life insurance on these individuals was $2,131 and $1,170 at December 31, 2001 and 2000, respectively. Cash surrender value is included in accrued interest and other assets on the consolidated balance sheets. Executive officers can elect to defer the payment of a percentage of their salaries and cash bonuses. The total accumulated liability for all deferred compensation arrangements was $3,125 and $2,794 at December 31, 2001 and 2000, respectively. These amounts are included in accrued interest and other liabilities on the consolidated balance sheets and are not secured by any Company assets.

Note 8 - Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to off-balance-sheet financial instruments to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These financial instruments involve, to varying degrees, elements of credit and interest rate risks.

The Company’s exposure to credit risk in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company generally requires collateral or other security to support financial instruments with credit risk. A summary of the contractual exposure to off-balance-sheet risk as of December 31 is as follows:

	2001	2000
Financial instruments whose contractual amounts represent credit risks
Commitments to extend credit	$435,893	$464,384
Letters of credit	20,736	21,563
Total	$456,629	$485,947

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. These commitments are primarily unused lines of credit, undrawn portions of construction loans and commitments to make new loans. Commitments generally have fixed expiration dates or other termination provisions and may require the payment of a fee. Since many of the commitments are expected to expire without being exercised, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, is based on management’s credit evaluation of the customer. Collateral held varies and may include accounts receivable, inventory, property and equipment or commercial or residential properties.

Letters of credit are conditional commitments issued by the Company to either extend credit to a customer or guarantee the performance of a customer for the benefit of a third party. Guarantees of performance are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary. The extent and nature of collateral held for letters of credit varies.

Note 9 - Commitments and Contingent Liabilities

The Company is a party to various legal actions arising from normal business activities. Management believes that pending actions are either without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company’s consolidated financial position or results of operations.

In accordance with the regulations of the Board of Governors of the Federal Reserve System, the Bank must maintain noninterest-earning reserves as vault cash or deposits with the Federal Reserve Bank of Chicago. At December 31, 2001, the required reserves were approximately $14,537.

Note 10 - Fair Value of Financial Instruments

The methods and assumptions used to estimate fair values of financial instruments are described as follows. For short-term assets (i.e., cash and due from banks and federal funds sold) their estimated fair values approximate their carrying values. For loans and deposits with variable interest rates, it has been assumed that their estimated fair values approximate their carrying values. Because of their short-terms, the carrying value amount of accrued interest receivable and payable approximate their fair value.

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

Off-balance-sheet financial instruments are comprised of letters of credit and commitments to extend credit. The estimated fair value of off-balance-sheet financial instruments is not considered material.

While these estimates of fair value are based on management’s judgment of the most appropriate factors as of the balance sheet date, there is no assurance that the estimated fair values would have been realized if the assets would have been disposed of or the liabilities settled at that date, since market values may differ depending on various circumstances. The estimated fair values would also not apply to subsequent dates.

The estimated fair values of the Company’s financial instruments as of December 31 are set forth in the table below:

	2001		2000
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$47,076	$47,076	$61,267	$61,267
Securities
Available for sale	147,847	147,847	130,237	130,237
Held to maturity	120,968	121,364	163,980	163,389
Loans, less allowance for loan losses	1,093,376	1,116,263	1,016,140	1,024,195
Accrued interest	8,162	8,162	9,655	9,655

Financial liabilities
Deposits	1,309,720	1,317,323	1,269,954	1,272,978
Accrued interest	5,536	5,536	8,579	8,579

Note 11 - Related Party Transactions

Certain executive officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, are customers of the Bank in the ordinary course of business and have loans from the Bank totaling $26,212 and $38,116 at December 31, 2001 and 2000, respectively. During 2001, $31,900 in new loans and $43,804 in principal payments were made. Related parties had deposits totaling $16,993 and $17,677 at December 31, 2001 and 2000, respectively.

Note 12 - Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements may result in the initiation of actions by regulators that could have direct material effects on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, each entity must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

Regulations require the Company and the Bank to maintain minimum capital amounts and ratios (set forth in the table below). Management believes that as of December 31, 2001, the Company and the Bank exceeded all capital adequacy requirements.

Management’s present policy is to limit dividends from the Bank, so that the Bank qualifies as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, thereby minimizing the amount of Federal Deposit Insurance Corporation (“FDIC”) insurance premiums paid by the Bank and providing capital to fund growth. As of December 31, 2001, the Bank could pay, in the aggregate, dividends of approximately $4,300 to West Suburban while remaining a “well-capitalized” institution. Dividends from the Bank are West Suburban’s primary source of cash flow.

As of December 31, 2001 and 2000, the most recent notifications from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized” the Bank must maintain minimum ratios for total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets as set forth in the table. There are no conditions or events since that notification that management believes would result in a change of the category. The capital amounts and ratios of the Company and the Bank for purposes of the prompt corrective action framework are presented in the table below:

	Actual		Minimum For Capital Adequacy Purposes		Minumum To Be Well Capitalized
As of December 31, 2001	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
Company	$155,676	11.4%	$109,568	8.0%	$136,960	10.0%
Bank	140,216	10.3	108,713	8.0	135,891	10.0
Tier 1 capital (to risk weighted assets)
Company	143,414	10.5	54,784	4.0	82,176	6.0
Bank	127,954	9.4	54,356	4.0	81,535	6.0
Tier 1 capital (to average assets)
Company	143,414	9.9	58,038	4.0	72,548	5.0
Bank	127,954	8.9	57,624	4.0	72,030	5.0

As of December 31, 2000
Total capital (to risk weighted assets)
Company	$151,364	11.7%	$103,366	8.0%	$129,208	10.0%
Bank	132,036	10.7	98,614	8.0	123,267	10.0
Tier 1 capital (to risk weighted assets)
Company	139,965	10.8	51,683	4.0	77,525	6.0
Bank	120,637	9.8	49,307	4.0	73,960	6.0
Tier 1 capital (to average assets)
Company	139,965	10.0	56,135	4.0	70,169	5.0
Bank	120,637	8.8	56,147	4.0	70,184	5.0

The appraised fair value of Company common stock owned by the ESOP is included in Tier 1 capital.

Note 13 - Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

	2001	2000	1999
Unrealized holding gains (losses) on available for sale securities	$3,297	$358	$(4,201)
Reclassification adjustments for gains and losses later recognized in income	626	—	(91)
Net unrealized gains (losses)	3,923	358	(4,292)
Tax effect	(1,559)	(143)	1,705
Other comprehensive income (loss)	$2,364	$215	$(2,587)

Note 14 - New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“Statement”) 141, “Business Combinations”, which requires that all business combinations initiated after June 30, 2001 be accounted for under a single method, the purchase method. Use of the pooling-of-interests method is no longer permitted. Statement 141 will have no effect on the Company’s financial statements unless the Company enters into a business combination transaction.

In July 2001, the FASB also issued Statement 142, “Goodwill and Other Intangible Assets,” which generally requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment and written down if impaired. However, the goodwill arising from certain transactions (including goodwill arising from the acquisition of financially troubled institutions accounted for under the guidance in Statement 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions,”) is excluded from the scope of Statement 142. Accordingly, the Company’s goodwill will continue to be amortized to earnings.

Note 15 - Condensed Financial Information - Parent Only

Condensed Balance Sheets

December 31, 2001 and 2000

	2001	2000
Assets
Cash, substantially all on deposit in subsidiary	$12,619	$22,956
Securities available for sale (amortized cost of $10,525 in 2001 and $4,004 in 2000)	10,632	4,006
Investment in subsidiary	128,585	119,523
Intangibles, net	712	916
Other assets	145	28
Total assets	$152,693	$147,429

Liabilities and shareholders’ equity
Dividends payable	$7,569	$7,569
Other liabilities	109	92
Total liabilities	7,678	7,661

Common stock in ESOP subject to contingent repurchase obligation	40,645	37,644

Shareholders’ equity	104,370	102,124
Total liabilities and shareholders’ equity	$152,693	$147,429

Condensed Statements of Income

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Income
Dividends from subsidiary	$13,343	$22,040	$14,727
Interest income
Deposits in subsidiary	389	511	361
Commercial paper	—	75	—
Securities	374	247	212
Total income	14,106	22,873	15,300

Expense
Amortization of intangibles	204	204	204
Other	294	320	427
Total expense	498	524	631
Income before income taxes	13,608	22,349	14,669
Income tax expense	186	202	57
Income before equity in undistributed net income of subsidiary	13,422	22,147	14,612
Equity in undistributed net income of subsidiary	6,761	(1,144)	5,433
Net income	$20,183	$21,003	$20,045

Condensed Statements of Cash Flows

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities
Net income	$20,183	$21,003	$20,045
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income tax benefit	(5)	—	—
Equity in undistributed net income of subsidiary	(6,761)	1,144	(5,433)
Net premium amortization and discount accretion of securities	43	10	—
Amortization of intangibles	204	204	204
(Increase) decrease in other assets	(154)	(12)	107
Increase in other liabilities	17	17	74
Net cash provided by operating activities	13,527	22,366	14,997
Cash flows from investing activities
Securities available for sale
Maturities	4,000	—	5,000
Purchases	(10,564)	(4,014)	(5,000)
Net cash used in investing activities	(6,564)	(4,014)	—
Cash flows from financing activities
Cash dividends paid	(17,300)	(16,867)	(16,002)
Net (decrease) increase in cash	(10,337)	1,485	(1,005)
Beginning cash	22,956	21,471	22,476
Ending cash	$12,619	$22,956	$21,471

Note 16 - Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited income, expense and per share data on a quarterly basis for the three-month periods indicated:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Year Ended December 31, 2001	(Dollars in thousands, except per share data)
Interest income	$22,207	$24,531	$25,426	$26,740
Interest expense	7,971	9,784	10,879	11,856
Net interest income	14,236	14,747	14,547	14,884
Provision for loan losses	1,775	425	375	375
Net interest income after provision for loan losses	12,461	14,322	14,172	14,509
Noninterest income	1,289	4,378	2,174	2,244
Noninterest expense	9,656	8,780	8,851	8,504
Income before income taxes	4,094	9,920	7,495	8,249
Income tax expense	1,294	3,387	2,360	2,534
Net income	$2,800	$6,533	$5,135	$5,715
Earnings per share	$6.48	$15.10	$11.88	$13.21

Year Ended December 31, 2000
Interest income	$27,634	$26,762	$25,313	$23,575
Interest expense	12,621	12,159	11,180	10,108
Net interest income	15,013	14,603	14,133	13,467
Provision for loan losses	375	375	375	375
Net interest income after provision for loan losses	14,638	14,228	13,758	13,092
Noninterest income	2,383	2,212	1,958	2,158
Noninterest expense	9,271	8,055	8,457	8,346
Income before income taxes	7,750	8,385	7,259	6,904
Income tax expense	2,528	2,664	2,213	1,890
Net income	$5,222	$5,721	$5,046	$5,014
Earnings per share	$12.07	$13.23	$11.67	$11.59

The provision for loan losses increased $1,350 during the fourth quarter of 2001. This was primarily due to the write-off of one commercial loan in the amount of approximately $1,400 and an increase in nonperforming loans of $11,717 during the quarter.

Noninterest income decreased during the fourth quarter of 2001. This was primarily due to write-downs of securities as discussed in Note 2. The third quarter of 2001 included a gain $1,426 on the sale of stock in an ATM network, as discussed in Note 2.

Noninterest expense increased $876 during the fourth quarter of 2001. This was primarily due to the accrual of amounts necessary to pay employee bonuses along with standard cost of living adjustments and additional ESOP expense.

Income tax expense decreased during the fourth quarter of 2001. This was primarily due to lower taxable income.

Noninterest expense increased $1,216 during the fourth quarter of 2000. During this period, salaries and employee benefits expense increased $752, primarily due to the accrual of amounts necessary to pay employee bonuses, the hiring of personnel in connection with the opening of the Downtown Downers branch and additional ESOP expense. Occupancy expense and equipment expense increased $145 and $158, respectively, during the fourth quarter primarily due to increased depreciation as a result of the new teller system and the effects of the branch opening. Additionally, professional fees increased $100 during the period.

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)

The following table consists of financial data derived from the Consolidated Financial Statements of the Company. This information should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Company’s Consolidated Financial Statements included elsewhere in this report.

	Years Ended December 31,
	2001	2000	1999	1998	1997
Selected operating data
Interest income	$98,904	$103,284	$89,805	$91,663	$95,208
Interest expense	40,490	46,068	37,260	42,054	44,700
Net interest income	58,414	57,216	52,545	49,609	50,508
Provision for loan losses	2,950	1,500	3,084	2,563	1,623
Net interest income after provision for loan losses	55,464	55,716	49,461	47,046	48,885
Noninterest income (1)	10,085	8,711	12,305	7,416	12,396
Noninterest expense	35,791	34,129	32,667	31,161	29,690
Income before income taxes	29,758	30,298	29,099	23,301	31,591
Income tax expense	9,575	9,295	9,054	7,123	9,807
Net income	$20,183	$21,003	$20,045	$16,178	$21,784

Per share data
Earnings	$46.67	$48.56	$46.35	$37.41	$50.37
Cash dividends declared	40.00	39.50	37.50	34.00	18.50
Book value (2)	335.30	323.17	313.61	310.74	306.02

Selected balances, end of year
Securities	$268,815	$294,217	$337,828	$377,303	$417,879
Loans, less allowance for loan losses	1,093,376	1,016,140	845,706	772,361	762,538
Total assets	1,473,559	1,431,958	1,408,062	1,308,953	1,293,691
Deposits	1,309,720	1,269,954	1,254,255	1,155,952	1,144,949
Shareholders’ equity (3)	145,015	139,768	135,633	134,393	132,353

Ratios
Return on average total assets	1.40%	1.53%	1.52%	1.26%	1.71%
Return on average shareholders’ equity (3)	13.73	14.96	14.36	11.77	17.48
Cash dividends declared to net income	85.72	81.34	80.91	90.90	36.73
Average shareholders’ equity to average total assets (3)	10.21	10.22	10.61	10.73	9.78
Net interest margin (4)	4.39	4.51	4.37	4.24	4.34

(1)             Noninterest income includes litigation settlements of $3,555 and $2,344 in 1999 and 1997, respectively, for settlements of claims related to investments that the Company made in prior years. Noninterest income also includes write-downs of $2,960 and $3,200 of the carrying value of securities available for sale in 2001 and 1998, respectively.

(2)             Book value equals shareholders’ equity (including common stock in ESOP subject to contingent repurchase obligation) divided by the number of outstanding shares.

(3)             Shareholders’ equity includes common stock in ESOP subject to contingent repurchase obligation.

(4)             Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND

AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS

(Dollers in thousands)

The following table presents for the years indicated the total dollar amount of interest income from average interest-earning assets and their yields, as well as the interest expense on average interest-bearing liabilities and their costs, expressed both in dollars and rates. All average balances are daily average balances. To the extent received, interest on nonaccruing loans has been included in the table. Interest income on nonaccrual loans was immaterial in 2001, 2000 and 1999.

	Years Ended December 31,
	2001			2000			1999
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Federal funds sold	$20,570	795	3.9%	$17,630	$1,104	6.3%	$37,046	$1,833	4.9%
Commercial paper	1,521	86	5.7	2,306	167	7.2	2,203	142	6.4
Securities
Taxable	234,650	13,560	5.8	298,960	18,109	6.1	344,064	20,636	6.0
Exempt from federal income tax (1)	26,680	2,082	7.8	29,074	2,250	7.7	31,168	2,380	7.6
Total securities (1)	261,330	15,642	6.0	328,034	20,359	6.2	375,232	23,016	6.1
Loans (1)	1,065,944	83,173	7.8	940,039	82,529	8.8	809,594	65,765	8.1
Total interest-earning assets (1)	1,349,365	99,696	7.4	1,288,009	104,159	8.1	1,224,075	90,756	7.4
Cash and due from banks	39,394			39,232			38,542
Premises and equipment, net	41,772			37,948			34,458
Other real estate	1,741			2,448			1,607
Allowance for loan losses	(11,892)			(11,243)			(10,595)
Accrued interest and other assets (2)	19,155			17,452			26,929
Total assets	$1,439,535			$1,373,846			$1,315,016
Liabilities and shareholders’ equity
Interest-bearing deposits
NOW	$233,765	1,972.8		$217,982	2,782	1.3	$206,896	2,363	1.1
Money market checking	192,587	6,990	3.6	137,260	7,153	5.2	112,239	4,848	4.3
Savings	291,569	7,634	2.6	284,240	9,539	3.4	316,304	8,350	2.6
Time deposits
Less than $100,000	320,397	18,092	5.6	341,035	19,907	5.8	315,564	16,660	5.3
$ 100,000 and over	103,327	5,624	5.4	106,736	6,483	6.1	90,798	4,891	5.4
Total interest-bearing deposits	1,141,645	40,312	3.5	1,087,253	45,864	4.2	1,041,801	37,112	3.6
Other interest-bearing liabilities	3,557	178	5.0	3,129	204	6.5	3,484	148	4.2
Total interest-bearing liabilities	1,145,202	40,490	3.5	1,090,382	46,068	4.2	1,045,285	37,260	3.6
Demand-noninterest-bearing deposits	134,219			130,420			118,387
Accrued interest and other liabilities	13,127			12,661			11,802
Shareholders’ equity (3)	146,987			140,383			139.542
Total liabilities and shareholders’ equity	$1,439,535			$1,373,846			$1,315,016
Net interest income		$59,206			$58,091			$53,496
Interest rate spread			3.9%			3.9%			3.8%
Net interest margin			4.4%			4.5%			4.4%

(1)             Interest income and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

(2)             The average balances of nonaccrual loans are included in accrued interest and other assets.

(3)             Shareholders’ equity includes common stock in ESOP subject to contingent repurchase obligation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company’s financial condition as of December 31, 2001 and 2000 and the results of operations for the years ended December 31, 2001, 2000 and 1999. This discussion and analysis should be read with the financial statements, notes and tables included elsewhere in this annual report. The financial information provided below is rounded in order to simplify the presentation of management’s discussion and analysis. However, the ratios and percentages provided below are calculated using the more detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

Balance Sheet Analysis

Total Assets. Total assets of the Company at December 31, 2001 increased 2.9% from the prior year-end. Increases in the loan portfolio were the largest component of the increase in total assets and were partially offset by decreases in cash and cash equivalents and securities. Total average assets in 2001 increased 4.8% from the prior year, primarily due to a 13.4% growth in average total loans partially offset by reductions in securities. Asset growth was funded primarily by higher levels of deposits.

Cash and Cash Equivalents. Cash and cash equivalents at December 31, 2001 decreased 23.2% from the prior year-end, due to a reduction in cash and due from banks. This decrease resulted from the use of cash equivalents to fund growth in the loan portfolio.

Securities.  The Company’s objectives in managing the securities portfolio include maximizing yield over an entire interest rate cycle while providing liquidity. Aggregate holdings in securities at December 31, 2001 decreased 8.6% from the prior year-end. This decrease was primarily due to the use of proceeds from maturities and calls of securities to fund growth in the loan portfolio. Holdings in the available for sale securities portfolio increased $17.6 million during 2001. Increasing the available for sale securities portfolio has allowed the Company to maintain an adequate level of liquidity while also enjoying higher yields on securities compared to the alternative of investing in federal funds sold.

Loans.  Total loans outstanding at December 31, 2001 increased 7.6% from the prior year-end, primarily due to growth in the commercial loan portfolio of $86.4 million. The commercial loan portfolio consists of commercial, real estate construction and commercial real estate loans. The commercial loan portfolio increased primarily due to a more favorable rate environment and continued economic and demographic growth in the Company’s market area. The Company believes that new commercial loans were underwritten in a manner consistent with the Company’s past loan underwriting standards and do not represent increased credit risk to the Company.

Residential real estate loans at December 31, 2001 decreased 15.3% from the prior year-end. This decrease was a result of mortgage refinancing activity that was prompted by lower interest rates and the Company electing to sell the 30-year mortgage loans that it originated in 2001 rather than to hold the mortgages in the loan portfolio. Management’s decision to sell 30-year mortgage loans was a change from 2000 when the Company retained its new 30-year mortgages, which were at higher rates. In addition, home equity loans at December 31, 2001 increased 9.3% from the prior year-end.

Allowance for Loan Losses and Asset Quality. The Company’s provision for loan losses is based on management’s quarterly evaluations of the adequacy of the allowance for loan losses. In these evaluations, management considers numerous factors including, but not limited to, historical loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events occur.

The provision for loan losses increased 96.7% in 2001. The Company’s provision for loan losses reflected management’s evaluation of the loan portfolio within the context of the factors outlined above, including growth in the loan portfolio. The increase was primarily the result of increasing levels of nonperforming loans and net loan charge-offs. Net loan charge-offs were $2.1 million and $.9 million for the years ended December 31, 2001 and 2000, respectively.

The ratio of the allowance for loan losses to total loans outstanding was 1.11% at both December 31, 2001 and 2000. Nonperforming loans at December 31, 2001 increased 883% from the prior year-end to $15.3 million. The majority of the increase in nonperforming loans was due to two borrowers, which had loans aggregating $10.9 million that became 90 days past due on December 29, 2001. In addition to the nonaccrual loans at December 31, 2001, the Company had one nonperforming loan relationship totaling $8.8 million, which management considered well secured and in the process of collection. The accrual status of loans past due over 90 days is based on management’s evaluation of the respective collateral values and collection efforts. Collateral for nonperforming loans primarily consists of real estate. The allowance for loan losses as of December 31, 2001 and 2000 was 80% and 733% of nonperforming loans at December 31, 2001 and December 31, 2000, respectively.

The following table is an analysis of the Company’s nonperforming loans and other real estate at December 31 (dollars in thousands):

	2001	2000	1999
Loans past due over 90 days still on accrual	$11,338	$491	$1,184
Nonaccrual loans	3,945	1,064	3,544
Total nonperforming loans	$15,283	$1,555	$4,728
Nonperforming loans as a percent of total loans	1.4%	.2%	.6%
Other real estate	$1,410	$1,940	$3,488

Other Real Estate. Other real estate at December 31, 2001 decreased 27.3% from the prior year-end. During 2001, the Company sold properties with an aggregate carrying value of $.9 million and acquired properties through loan foreclosures having an aggregate carrying value of $.3 million. Management will continue its efforts to reduce its holdings in other real estate.

Deposits. Total deposits at December 31, 2001 increased 3.1% from the prior year-end due to an increase in all deposit components with the exception of time deposits. Demand-noninterest-bearing deposits and NOW accounts increased 8.5% and 6.2%, respectively. Money market checking and savings increased 50.9% and 11.6%, respectively. Management believes the growth in this portion of the deposit base was primarily due to customers migrating from longer-term time deposits to more liquid investments during this period of declining interest rates. Management also believes the decrease in time deposits was the result of maturities of time deposits that were not reinvested due to lower interest rates offered on these instruments. Time deposits less than $100,000 and time deposits $100,000 and over decreased 18.0% and 27.9%, respectively. During 2001, average balances in interest-bearing deposits and demand-noninterest-bearing deposits increased $54.4 million and $3.8 million, respectively.

Capital Resources

Shareholders’ equity at December 31, 2001 increased 2.2% from the prior year-end as a result of $20.2 million of net income for the year, reduced by dividends declared of $17.3 million and an increase in the fair value of securities available for sale of $2.4 million, net of taxes. Additionally, shareholders’ equity was reduced by a $3.0 million increase in the appraised fair value of common stock in ESOP subject to contingent repurchase obligation.

Management has been advised that as of December 31, 2001 and 2000, the Bank qualified as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended. On a consolidated basis the Company exceeded regulatory capital requirements. In accordance with applicable regulations, the appraised fair value of Company common stock owned by the ESOP is included in Tier 1 capital.

Liquidity

Effective liquidity management ensures there is sufficient cash flow to satisfy demand for credit and deposit withdrawals and to take advantage of earnings enhancement opportunities. A large, stable core deposit base and strong capital position are the solid foundation for the Company’s liquidity position. Liquidity is enhanced by a securities portfolio structured to provide liquidity as needed. Additionally, the Company maintains lines of credit to purchase federal funds sold in the amount of $85 million from other financial institutions as well as an additional line of credit of approximately $89 million at the Federal Home Loan Bank of Chicago. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity and maturity schedules of earning assets and liabilities.

Generally, the Company uses cash and cash equivalents and securities available for sale to meet its liquidity needs. As of December 31, 2001 and 2000, liquid assets represented 13.2% and 13.4% of total assets, respectively. During 2001, the Company’s cash and cash equivalents decreased $14.2 million. Net cash provided by operating activities was $17.5 million, while net cash used in investing activities was $54.2 million. The net cash used in investing activities was primarily to fund loan growth. Net cash flows provided by financing activities totaled $22.5 million. Management expects operations to be a continuing source of cash flows in the future.

Income Statement Analysis - 2001 Compared to 2000

General. The Company’s net income decreased 3.9% in 2001, primarily due to $3.0 million of write-downs of impaired securities, increases in the provision for loan losses of $1.5 million and total noninterest expense of $1.7 million. These increases were partially offset by an increase in net interest income of $1.2 million.

Net Interest Income. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income is affected by changes in the volume and yield on earning assets and the volume and rates on interest-bearing liabilities. Interest-earning assets consist of federal funds sold, commercial paper, securities and loans. Interest-bearing liabilities primarily consist of deposits. The net interest margin is the percentage of tax equivalent net interest income to average earning assets. The Company’s net interest margin decreased to 4.39% in 2001 compared to 4.51% in 2000.

Total interest income, on a tax equivalent basis decreased 4.3% in 2001, primarily due to declining yields on the loan portfolio. Average loans for the year increased 13.4% and the average yield earned on the loan portfolio decreased 98 basis points. This was primarily due to the declining yields on the commercial loan portfolio. The majority of loans in the commercial loan portfolio are tied to one of a number of rate indices. These rate indices have declined due to the general reduction in interest rates during 2001. For example, the average prime rate in 2001 was 6.91% compared to 9.20% in 2000. The loan volume increases were partially offset by reductions in the average balances of securities, which were used to fund loan growth. The yield on average interest-earning assets decreased 70 basis points to 7.39% in 2001 compared to 8.09% in 2000.

Total interest expense decreased 12.1% in 2001. Interest on deposits, which accounted for substantially all of this decrease, decreased primarily due to lower interest rates. During 2001, the Company lowered interest rates on all categories of deposits in response to the significant decline in market rates during the year. The yield on interest-bearing deposits decreased 69 basis points to 3.53% in 2001 compared to 4.22% in 2000.

The following table reflects the impact of changes in volume and rates of interest-earning assets and interest-bearing liabilities on a tax equivalent basis for the years ended December 31, 2001 and 2000 (dollars in thousands):

	2001 compared to 2000			2000 compared to 1999
	Change due to			Change due to
	Volume	Rate	Total Change	Volume	Rate	Total Change
Interest Income
Federal funds sold	$114	$(423)	$(309)	$(1,216)	$487	$(729)
Commercial paper	(45)	(36)	(81)	7	18	25
Securities	(3,992)	(725)	(4,717)	(3,201)	544	(2,657)
Loans	9,824	(9,180)	644	11,452	5,312	16,764
Total interest income	5,901	(10,364)	(4,463)	7,042	6,361	13,403

Interest Expense
Interest-bearing deposits	462	(6,014)	(5,552)	2,578	6,174	8,752
Other interest-bearing liabilities	21	(47)	(26)	(23)	79	56
Total interest expense	483	(6,061)	(5,578)	2,555	6,253	8,808
Net interest income	$5,418	$(4,303)	$1,115	$4,487	$108	$4,595

Noninterest Income. Total noninterest income increased 15.8% in 2001, primarily due to increases in service fees on deposit accounts, debit card fees, gains on sales of loans held for sale, gains on securities transactions and other noninterest income which were partially offset by write-downs of the carrying value of securities available for sale. Other noninterest income increased primarily as a result of the recovery of $1.0 million in prior years’ expenses incurred in connection with a problem loan. The Company recorded higher fee income from increased use of debit cards by bank customers and higher mortgage loan application fee income, due to greater refinancing activity. The Company also experienced an increase in net gains on securities transactions, which was primarily due to the sale of an equity security. The Company made a nominal equity investment in an ATM network years ago. In 2001, the Company surrendered its stock in the ATM network in connection with the merger of the network with another organization and received $1.4 million. Since the Company had only a nominal basis in the ATM network stock, the Company realized a gain of $1.4 million. These increases to noninterest income were partially offset by impairment write-downs of the carrying value of securities available for sale. During 2001, the Company wrote down its investments in debt securities issued by Comdisco, Inc., FINOVA Group, Inc. and Enron Corp. after it made a determination that the value of the debt securities had become impaired. These impairment losses totaled $3.0 million in 2001. The carrying value of the Comdisco, Inc., FINOVA Group, Inc. and Enron Corp. securities totaled $4.8 million at December 31, 2001.

Noninterest Expense. Total noninterest expense increased 4.9% in 2001, primarily as a result of increases in salaries and employee benefits due to increased health insurance costs and normal salary increases. Despite a growing branch office network, the number of full-time equivalent employees remained constant at 527 as of December 31, 2001 and 2000. Occupancy expense increased 7.3% in 2001 due to the operation of the Charlestowne and Downtown Downers branches for a complete year and the opening of the South Elgin branch. At December 31, 2001, the Company had 31 full-service and five limited service offices. The Company incurred higher costs associated with depreciation, maintenance and winter heating. Furniture and equipment expense increased during this period due to an increase in data processing expense, which was offset by a decrease in depreciation expense on furniture and equipment. Advertising expense increased during the period due to new advertising initiatives that are intended to promote the Company’s brand and image. During 2001, the Company began advertising through local cable television. Other noninterest expense also increased during this period due to increased professional fees. These increases were partially offset by decreases in other losses and stationary and supplies expense. The Company’s efficiency ratio, a measure of the amount of expense needed to generate each dollar of revenue, was 52% in both 2001 and 2000 respectively.

Provision for Loan Losses. The Company’s provision for loan losses increased 96.7% in 2001. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this report.

Income Taxes. Income tax expense increased 3.0% in 2001, partially due to lower tax-exempt income on securities and loans. Interest income exempt from federal income tax and income on U.S. government securities exempt from Illinois income tax were both lower in 2001. The effective tax rates for the years ended December 31, 2001 and 2000 were 32.2% and 30.7%, respectively.

Income Statement Analysis - 2000 Compared to 1999

General. The Company’s net income increased 4.8% in 2000, primarily due to an increase in net interest income and a decrease in the provision for loan losses. These increases to net income were partially offset by a decrease in total noninterest income and an increase in total noninterest expense.

Net Interest Income. The Company’s net interest margin increased to 4.51% in 2000 compared to 4.37% in 1999, as explained below.

Total interest income, on a tax equivalent basis increased 14.8% in 2000, as a result of increases of $7.0 million due to volume changes and $6.4 million due to rate changes. These increases primarily related to the loan portfolio. Average loans for the year increased 16.1% and the average yield earned on the loan portfolio increased 66 basis points. The loan volume increases were partially offset by reductions in the average balances of securities and federal funds sold which were used to fund loan growth. The yield on average interest-earning assets increased 68 basis points to 8.09% in 2000 compared to 7.41% in 1999. The increase in the yield on average earning assets during 2000 was due primarily to the generally higher level of interest rates in 2000 compared to 1999. For example, the average prime rate in 2000 was approximately 9.20% compared to 8.00% in 1999.

Total interest expense increased 23.6% in 2000. Interest on deposits, which accounted for substantially all of this increase, increased primarily due to increases in interest rates, which occurred during 2000. The cost of interest-bearing deposits increased 66 basis points to 4.22% in 2000 compared to 3.56% in 1999. Approximately $6.2 million of the increase in interest expense on deposits was caused by higher rates. The remaining $2.6 million increase was caused by a 4.4% increase in volume of average interest-bearing deposits.

Noninterest Income. Total noninterest income decreased 29.2% in 2000, which was primarily due to non-recurring income of $3.6 million in the first quarter of 1999 representing the settlement of a lawsuit brought by the Company in connection with an investment that it made in the late 1980’s. During 2000, the Company also experienced decreases in gains on sales of loans held for sale as a result of its decision to retain mortgages (which were originated at more attractive rates due to increased market rates) for its portfolio. These decreases were partially offset by higher fee income from increased use of debit cards by bank customers.

Noninterest Expense. Total noninterest expense increased 4.5% in 2000, which was primarily the result of salaries and employee benefits increasing partially due to the opening of the Romeoville, Charlestowne and Downtown Downers facilities. The Company’s efficiency ratio was 52% and 53% in 2000 and 1999, respectively. The efficiency ratio for 1999 excludes the $3.6 million litigation settlement.

Provision for Loan Losses. The Company’s provision for loan losses decreased 51.4% in 2000. The decrease was primarily the result of declining levels of nonperforming loans and net loan charge-offs. Net loan charge-offs were $.9 million and $2.3 million in 2000 and 1999, respectively. The allowance for loan losses increased $.6 million to $11.4 million at December 31, 2000. The ratio of the allowance for loan losses to total loans outstanding decreased to 1.11% at December 31, 2000 compared to 1.26% at December 31, 1999. Nonperforming loans decreased $3.2 million (67.1%) to $1.6 million at December 31, 2000. The majority of the decrease in nonperforming loans was due to the reduction in the Company’s exposure under a loan to a leasing company along with reduced exposure on two other loans. The allowance for loan losses was 733% and 228% of nonperforming loans at December 31, 2000 and 1999, respectively. Additional discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this report.

Income Taxes. Income tax expense increased 2.7% in 2000, which was principally due to higher pre-tax income. The effective tax rates for the years ended December 31, 2000 and 1999 were 30.7% and 31.1%, respectively.

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

Movements in general market interest rates are a key element in changes in the net interest margin. The Company’s policy is to manage its balance sheet so that fluctuations in net interest margin are minimized regardless of the level of interest rates, although the net interest margin does vary somewhat due to management’s response to increasing competition from other financial institutions.

Listed below are the balances in the major categories of rate sensitive assets and liabilities that are subject to repricing as of December 31, 2001 (dollars in thousands):

	Three Months or Less	Over Three Months to Twelve Months	Over One Year to Five Years	Over Five Years	Total
Rate sensitive assets
Federal funds sold	$14,206	$—	$—	$—	$14,206
Securities	24,927	25,708	188,976	29,204	268,815
Loans	420,408	166,705	403,596	114,929	1,105,638
Total	$459,541	$192,413	$592,572	$144,133	$1,388,659

Rate sensitive liabilities
NOW	$251,580	$—	$—	$—	$251,580
Money market checking	228,131	—	—	—	228,131
Savings	309,744	—	—	—	309,744
Time deposits
Less than $100,000	54,586	188,063	45,421	13	288,083
$ 100,000 and over	23,514	51,137	9,487	—	84,138
Total	$867,555	$239,200	$54,908	$13	$1,161,676

Interest sensitivity gap	$(408,014)	$(46,787)	$537,664	$144,120	$226,983
Cumulative interest sensitivity gap	(408,014)	(454,801)	82,863	226,983
Cumulative net rate sensitive assets to cumulative net rate sensitive liabilities	53.0%	58.9%	107.1%	119.5%
Cumulative interest sensitivity gap to total assets	(27.7)	(30.9)	5.6	15.4

Included in “Three Months or Less” rate sensitive liabilities are $251.6 million of NOW deposits, $228.1 million of money market checking deposits and $309.7 million of savings deposits that management considers more core deposit in nature than time deposits. Approximately $74.6 million of securities are callable in 2002 and are included in the above table based upon their contractual terms. Most of these callable securities were issued by U.S. government agencies and corporations.

While the shorter term negative GAP position represents a potential adverse impact on the Company’s net interest income position in periods of rising interest rates, the same position generally results in a favorable impact when interest rates remain constant or decline.

The above table does not necessarily indicate the future impact of general interest rate movements on the Company’s net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels. Assets and liabilities are reported in the earliest time frame in which maturity or repricing may occur.

In addition to the GAP analysis above, the Company also measures rate sensitivity through a net interest income analysis. The net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of changes in net interest income in the event of a sudden and sustained 100 to 200 basis point increase or decrease in market interest rates. This analysis is subject to the Company’s assumptions, which include the following:

•                       Balance sheet volume reflects the current balances and does not project future growth or changes. This establishes the base case from which all percent changes are calculated.

•                       The replacement rate for loan and deposit items that mature is the current rate offered by the Company as adjusted for the assumed rate increase or decrease. The replacement rate for securities is the current market rate as adjusted for the assumed rate increase or decrease.

•                       The repricing rate for balance sheet data is determined by utilizing individual account statistics provided by the Company’s data processing systems.

•                       The maturity and repricing dates for balance sheet data are determined by utilizing individual account statistics provided by the Company’s data processing systems.

Listed below are the Company’s projected changes in net interest income over a twelve-month horizon for the various rate shock levels as of the periods indicated (dollars in thousands):

December 31, 2001	Amount	Dollar Change	Percent Change
+200 basis points	$46,016	$(9,589)	(17.2)%
+100 basis points	50,894	(4,711)	(8.5)
Base	55,605
-100 basis points	52,210	(3,395)	(6.1)
-200 basis points	46,711	(8,894)	(16.0)

December 31, 2000
+200 basis points	$50,004	$(8,531)	(14.6)%
+100 basis points	54,427	(4,108)	(7.0)
Base	58,535
-100 basis points	62,393	3,858	6.6
-200 basis points	64,001	5,466	9.3

Effects of Inflation

Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company’s performance than do the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or experience the same magnitude of change as goods and services, since such prices are affected by inflation. In the current economic environment, liquidity and interest rate adjustments are features of the Company’s assets and liabilities, which are important to the maintenance of acceptable performance levels. The Company attempts to maintain a balance between monetary assets and monetary liabilities, over time, to offset the potential effects of changing interest rates.

[WSB LOGO]

BOARDS OF DIRECTORS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chairman of the Board
David S. Bell	Certified Public Accountant
Duane G. Debs	President, Chief Financial Officer
Charles P. Howard	Parkview Community Church, Business Administrator
Peggy P. LoCicero	Former Banker

West Suburban Bank

Robert W. Schulz	Chairman; Oliver Hoffmann Corporation, Vice President and Treasurer
Keith W. Acker	President
Craig R. Acker	Former Banker
Earl K. Harbaugh	Ditch Witch of Illinois, Chief Executive Officer and President
Ronald J. Kuhn	Harry W. Kuhn, Inc., Chairman, Secretary and Treasurer
Paul J. Lehman	Macom Corporation, President
John G. Williams	Bracing Systems, Vice President
F. Willis Caruso	Director Emeritus
George Hazdra	Director Emeritus
Harry W. Kuhn	Director Emeritus
Richard Hill Lauber	Director Emeritus
Richard P. McCarthy	Director Emeritus
Walter T. Myers	Director Emeritus

OFFICERS

West Suburban Bancorp, Inc.

Duane G. Debs	President, Chief Financial Officer
Keith W. Acker	Chief Operations Officer
Kevin J. Acker	Vice President
Michael P. Brosnahan	Vice President
Michael J. Lynch	Director of Internal Audit
David J. Mulkerin	Chief Compliance Officer
George E. Ranstead	Secretary to the Board and Treasurer

West Suburban Bank

Senior Officers
Keith W. Acker	President, Trust Officer
Kevin J. Acker	Senior Vice President, Marketing
Michael P. Brosnahan	Senior Vice President, Lending and Community Reinvestment Act Officer
James T. Chippas	Senior Vice President, Consumer Lending
Duane G. Debs	Senior Vice President, Comptroller, Trust Officer
Daniel P. Grotto	Senior Vice President, Business Development

Building Management
Edward J. Garvey	Vice President, Building Management

Business Development
Terry T. Facenda	Business Development Officer

Commercial Loans
Stanley C. Celner, Jr.	Vice President, Commercial Loans
Grant O. Cowen	Vice President, Commercial Loans
Timothy P. Dineen	Vice President, Commercial Real Estate Loans
David S. Orr	Vice President, Commercial Loans
Gregory M. Ruffolo	Vice President, Commercial Loans
Edwin S. Stephens IV	Vice President, Commercial Loans
Gregory L. Young	Vice President, Commercial Loans

Compliance
David J. Mulkerin	Chief Compliance Officer

Comptroller’s Department
George E. Ranstead	Vice President, Assistant Comptroller, Investments

Consumer Loans
William H. Hunter	Vice President, Consumer Loans
Cynthia A. Meredith	Vice President, Consumer Loans
Charles J. Svoboda	Vice President, Consumer Loans
David J. Wanek	Assistant Vice President, Consumer Loans
Karyn L. Tompkins	Consumer Loan Officer

Electronic Services
Janet L. Kemble	Assistant Vice President, Electronic Services

Financial Services
Michael Abbatacola	Vice President, Financial Services
Lynn M. Torre	Assistant Vice President, Financial Services

Human Resources
Mary Ellen Condon	Vice President, Human Resources
Gina M. Corral	Assistant Vice President, Employee Relations Manager

Information Systems
Steven A. Jennrich	Vice President, Information Systems
Jacqueline R. Weigand	Vice President, Project Manager

Internal Audit
Michael J. Lynch	Vice President, Director of Internal Audit

Loan Operations
Sandra C. Boyce	Vice President, Residential Mortgage Loan Operations
Gary H. Brandes	Vice President, Mortgage Loan Servicing
Kevin Bussey	Vice President, Collections
Debra H. Crowley	Vice President, Commercial Loan Operations
Lawrence J. Ortman	Vice President, Credit Analysis and Loan Review

Marketing
Denise M. Zatarski	Director of Marketing

Operations
Danielle Budig	Vice President, Operations, VISA
Jill C. Davenport	Assistant Vice President, Operations

Purchasing
Helen G. Schmitt	Assistant Vice President, Purchasing

Retail Banking
Jack Buscemi	Vice President, Retail Banking, Loss Prevention
Marcia K. Worobec	Vice President, Branch Operations, Branch Manager - Westmore, Metra
Tiffany I. Bohn	Acting Branch Manager - President Street
Kathleen M. Brockman	Assistant Vice President, Branch Manager - Lake Street
Sharon Buck	Assistant Vice President, Branch Manager - Montgomery
Jeannie L. Chidester	Assistant Vice President, Branch Manager - Oakbrook Terrace
Beverly Cornelius	Assistant Vice President, Branch Manager - Bolingbrook East
Barbara D. Darden	Assistant Vice President, Branch Manager - Eola Road
Richard R. Decker	Assistant Vice President, Branch Manager - South Elgin
Joyce M. Fedele	Assistant Vice President, Branch Manager - Charlestowne, St. Charles
Sharon A. Fonte	Assistant Vice President, Branch Manager - Glendale Heights
Joel K. Fopma	Assistant Vice President, Branch Manager - Bolingbrook West
Priya Hira	Assistant Vice President, Branch Manager - Villa Park
Kirsten L. Jensen	Assistant Vice President, Branch Manager - Bartlett
Norine M. LaPrall	Assistant Vice President, Branch Manager - Warrenville
Terry Leitner	Assistant Vice President, Branch Manager - 75th Street, Westmont
Brian McDonald	Assistant Vice President, Branch Manager - Carol Stream
Jeffery W. Miska	Assistant Vice President, Branch Manager - Cass Avenue
Susan Neustrom	Assistant Vice President, Branch Manager - Downtown Downers
Brian S. Nickleski	Assistant Vice President, Branch Manager - South Main
Gwen B. O’Loughlin	Assistant Vice President, Branch Manager - North Main
Robert L. Pauling	Assistant Vice President, Branch Manager - Stratford Square
Cynthia A. Picton	Assistant Vice President, Branch Manager - Galena
Kay J. Piotrowski	Assistant Vice President, Branch Manager - Naperville
Timothy E. Sawyer	Assistant Vice President, Branch Manager - Chicago Avenue
Lisa M. Schmidt	Assistant Vice President, Branch Manager - Danada, Wheaton
Jerome Sheeman	Assistant Vice President, Branch Manager - Finley Road
Joseph M. Sperlik	Assistant Vice President, Branch Manager - Romeoville
Joanne T. Tosch	Assistant Vice President, Branch Manager - Oswego
Yolanda V. Williams	Acting Branch Manager - Fair Oaks

Secretary to the Board
Jay J.P. Greifenkamp	Assistant Vice President, Financial Analyst, Secretary to the Board

Travel with West Suburban
Dennis A. Woodyatt	Travel Agent

Trust
Christine H. Pawlak	Trust Officer

West Suburban Insurance Services
Patricia Falstrom	Insurance Agent

West Suburban Bank

711 South Meyers Road

Lombard, Illinois

Aurora

Eola Road Branch: 335 North Eola Road, Aurora, Illinois 60504 - (630) 898-7072

Galena Branch: 2000 West Galena Boulevard, Aurora, Illinois 60507 - (630) 896-7000

Lake Street Branch: 101 North Lake Street, Aurora, Illinois 60507 - (630) 844-5200

Bartlett

Bartlett Branch: 1061 West Stearns Road, Bartlett, Illinois 60103 - (630) 830-5330

Bloomingdale

Stratford Square Branch: 355 West Army Trail Road, Bloomingdale, Illinois 60108 - (630) 351-0600

Bolingbrook

Bolingbrook East Branch: 672 East Boughton Road, Bolingbrook, Illinois 60440 - (630) 972-9550

Bolingbrook West Branch: 1104 West Boughton Road, Bolingbrook Illinois 60440 - (630) 378-9680

Carol Stream

Carol Stream Branch: 401 North Gary Avenue, Carol Stream, Illinois 60188 - (630) 690-8700

Fair Oaks Branch: 1380 West Army Trail Road, Carol Stream, Illinois 60188 - (630) 213-5920

President Street Branch: 879 East Geneva Road, Carol Stream, Illinois 60188 - (630) 752-1175

Darien

75th Street Branch: 1005 75th Street, Darien, Illinois 60561 - (630) 852-9226

Cass Avenue Branch: 8001 South Cass Avenue, Darien, Illinois 60561 - (630) 852-6900

Downers Grove

Downtown Downers Branch: 5330 Main Street, Downers Grove, Illinois 60515 - (630) 652-2775

Finley Road Branch: 2800 Finley Road, Downers Grove, Illinois 60515 - (630) 495-3600

Glendale Heights

Glendale Heights Branch: 1657 Bloomingdale Road, Glendale Heights, Illinois 60139 - (630) 690-8600

Lombard

Metra Main Branch: 100 South Main Street, Lombard, Illinois 60148 - (630) 268-9010

North Main Branch: 707 North Main Street, Lombard, Illinois 60148 - (630) 691-8558

South Main Branch: 1122 South Main Street, Lombard, Illinois 60148 - (630) 495-3605

Westmore Branch: 711 South Meyers Road, Lombard, Illinois 60148 - (630) 629-4200

Montgomery

Montgomery Branch: 1830 Douglas Road, Montgomery, Illinois 60538 - (630) 844-5600

Naperville

Chicago Avenue Branch: 1296 East Chicago Avenue, Naperville, Illinois 60540 - (630) 652-2140

Naperville Branch: 2020 Feldott Lane, Naperville, Illinois 60540 - (630) 416-3800

Oakbrook Terrace

Oakbrook Terrace Branch: 17W754 22nd Street, Oakbrook Terrace, Illinois 60181 - (630) 916-1195

Oswego

Oswego Branch: 2830 Route 34, Oswego, Illinois 60543 - (Opening in 2002)

Romeoville

Romeoville Branch: 505 North Weber Road, Romeoville, Illinois 60446 - (815) 372-0665

South Elgin

South Elgin Branch: 1870 McDonald Road, South Elgin, Illinois 60177 - (815) 841-8000

St. Charles

Charlestowne Branch: 3000 East Main Street, St. Charles, Illinois 60174 - (630) 762-1395

St. Charles Branch: 315 South Randall Road, St. Charles, Illinois 60174 - (630) 377-6930

Villa Park

Villa Park Branch: 40 East St. Charles Road, Villa Park, Illinois 60181 - (630) 832-8775

Warrenville

Warrenville Branch: 3S041 Route 59, Warrenville, Illinois 60555 - (630) 393-6060

Westmont

Westmont Branch: 6400 South Cass Avenue, Westmont, Illinois 60559 - (630) 963-2735

Wheaton

Danada Branch: 295 West Loop Road, Wheaton, Illinois 60187 - (630) 871-9890

Wheaton Branch: 221 South West Street, Wheaton, Illinois 60187 - (630) 221-8220

ATMs are available at all of the above banking branches.

Limited Service Branches

Beacon Hill: Lombard, Illinois 60148

Financial Center: 717 South Meyers Road, Lombard, Illinois 60148

Lexington Square of Elmhurst: Elmhurst, Illinois 60126

Lexington Square of Lombard: Lombard, Illinois 60148

Mr. Z’s: 401 South Main Street, Lombard, Illinois 60148

Other Services

Travel with West Suburban: 711 South Meyers Road, Lombard, Illinois 60148 - (630) 495-1400

West Suburban Bank Land Trust: 711 South Meyers Road, Lombard, Illinois 60148 - (630) 652-2225

West Suburban Bank VISA: 701 South Meyers Road, Lombard, Illinois 60148 - (630) 652-2500 extension 2903

West Suburban Financial Services: 711 South Meyers Road, Lombard, Illinois 60148 - (630) 652-2232

West Suburban Insurance Services, Inc.: 711 South Meyers Road, Lombard, Illinois 60148 - (630) 652-2550

[MAP OF AREA THAT INDICATES LOCATION OF FACILITIES]

[WSB LOGO]

Where strength is matched by service

Shareholder Information

Annual Report on Form 10-K

A copy of West Suburban Bancorp, Inc.’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge to shareholders by writing to:

Duane G. Debs

President and Chief Financial Officer

West Suburban Bancorp, Inc.

2800 Finley Road

Downers Grove, Illinois 60515

(630) 652-2801

Annual Meeting of Shareholders

The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 8, 2002 at 8:00 a.m. All shareholders are cordially invited to attend.

Stock Transfer Agent and Registrar

Inquiries regarding stock transfers, registration, lost certificates and changes of name and address should be directed to the stock transfer agent and registrar by writing to:

George E. Ranstead

Secretary to the Board and Treasurer

West Suburban Bancorp, Inc.

2800 Finley Road

Downers Grove, Illinois 60515

(630) 652-2802

Community Reinvestment Act

West Suburban Bank adheres to a well-established policy of helping to meet the credit needs of our local communities, consistent with safe and sound lending practices, in accordance with the Community Reinvestment Act. For additional information, contact:

Michael P. Brosnahan

Senior Vice President, Lending and Community Reinvestment Act Officer

West Suburban Bank

717 South Meyers Road

Lombard, Illinois 60148

(630) 652-2308

Independent Auditors

Crowe, Chizek and Company LLP

One Mid America Plaza, Suite 700

Post Office Box 3697

Oak Brook, Illinois 60522

Corporate Counsel

Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC

333 West Wacker Drive, Suite 2700

Chicago, Illinois 60606

MEMBER FDIC

[EQUAL HOUSING LENDER LOGO]