Form 10-K, Exhibit 13
period 2002-12-31
WEST SUBURBAN BANCORP INC
filed 2003-03-21
CIK 805080

Exhibit 13

Profile

West Suburban Bancorp, Inc. (“West Suburban”) is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the “Bank” and, together with West Suburban, the “Company”). The Company had total assets at December 31, 2002 of approximately $1.6 billion. The Bank is the largest independent bank headquartered in DuPage County.

West Suburban Bancorp, Inc.
Financial Highlights

	Years Ended December 31, (Dollars in thousands, except per share data)
	2002	2001	2000	1999	1998
Net income	$17,932	$20,183	$21,003	$20,045	$16,178
Per share data
Earnings	41.46	46.67	48.56	46.35	37.41
Book value(1)	341.47	335.30	323.17	313.61	310.74
Net loans	1,128,816	1,093,376	1,016,140	845,706	772,361
Total assets	1,586,063	1,473,559	1,431,958	1,408,062	1,308,953
Deposits	1,420,256	1,309,720	1,269,954	1,254,255	1,155,952

(1)          Book value equals shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.

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
Addresses of West Suburban Facilities
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

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the local and national economy; (ii) the economic impact of terrorist activities and military actions; (iii) the timely development and acceptance of new products and services, including products and services offered through alternative delivery channels such as the internet; (iv) changes in state and federal laws, regulations and governmental policies concerning the Company’s general business; (v) changes in interest rates and prepayment rates of the Company’s assets; (vi) increased competition in the financial services sector and the inability to attract new customers; (vii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (viii) the loss of key executives or employees; (ix) changes in consumer spending; (x) unexpected results of acquisitions; (xi) unexpected outcomes of existing or new litigation involving the Company; and (xii) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included in the Company’s filings with the Securities and Exchange Commission.

To Our Shareholders, Customers and Friends

In 2002, we celebrated our 40th Anniversary. Our celebration included activities intended to remind our employees and customers of our early days as well as to engender pride in the success that we have enjoyed at West Suburban. We enjoyed music from 1962 and events such as raffles and an outing to a minor league baseball game. Over the past 40 years we have worked hard to expand our organization.  We have grown from one facility to 33 facilities and we do not plan on stopping. In 2002, we opened a second location in Naperville at 1296 East Chicago Avenue and our first location in Oswego at 2830 Route 34.

As in past years, West Suburban has continued to develop and introduce innovative new products in order to better serve the needs of our customers and the communities in our markets. We offered a 40th Anniversary certificate of deposit that offered various interest rates at different terms of maturity. We introduced a new overdraft protection product that provides qualifying customers the peace of mind that their checks will not be returned unpaid if they inadvertently overdraw their account. We also rolled out a number of stored value products, including a Visa gift card that is accepted wherever Visa credit cards are accepted, Visa and MasterCard payroll cards as well as money transfer cards under the names “PowerCash” and “Dinero Mundial.”

We also continued to provide our customers traditional banking products such as savings accounts, checking accounts and low rate home equity and residential mortgage loans and improved our on-line banking services at www.westsuburbanbank.com in an effort to offer our customers improved accessibility 24 hours a day.

During 2002, West Suburban realized a 7.6% growth in total assets. Our loan and deposit growth during 2002 continued to be strong with a 3.2% increase in net loans and an 8.4% increase in total deposits. Although our net income decreased 11.2% in 2002, we were still able to recognize a 1.8% growth in our book value per share.

We would like to express our appreciation to everyone for the support that has allowed us to become and remain the largest independent bank headquartered in DuPage County and we welcome your comments, criticisms and suggestions. We could not have achieved our success without the support of our shareholders, customers, communities, friends and employees.

Finally, we regretfully acknowledge the passing of Director Emeritus Harry W. Kuhn. Mr. Kuhn will be remembered not only for the indispensable guidance he provided to this institution but also the significant contributions he made to his community and to those who had the privilege of knowing him.

Sincerely,

/s/ Kevin J. Acker	/s/ Duane G. Debs
Kevin J. Acker	Duane G. Debs
Chairman and Chief Executive Officer	President and Chief Financial Officer

Common Stock, Book Value and Dividends

West Suburban has a single class of common stock issued and outstanding. The common stock is not traded on any stock exchange or on the over-the-counter market. West Suburban’s per share book value as of the end of each quarter and dividends declared for the last two years are set forth below:

Year	Quarter	Book Value(1)	Dividends Declared
2002	4th	$341.47	$18.00
	3rd	351.16	8.00
	2nd	344.46	8.00
	1st	334.38	7.50

2001	4th	$335.30	$17.50
	3rd	347.77	7.50
	2nd	337.51	7.50
	1st	332.74	7.50

(1)          Book value equals shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.

The dividend declared during the 4th quarter of 2002 included a special $10.00 per share dividend payable on January 2, 2003 to shareholders of record as of December 15, 2002. Similarly, the dividend declared during the 4th quarter of 2001 included a special $10.00 per share dividend payable on January 2, 2002 to shareholders of record as of December 15, 2001.

Business Review

As of December 31, 2002, the Company had total assets of approximately $1.6 billion and operated 33 full service branches, five limited-service branches as well as five departments providing other services for the convenience of the customers of the Company throughout DuPage, Kane, Kendall and Will Counties. The Bank focuses on providing retail and commercial banking products and services in its market area. The Company had 487 full-time equivalent employees at December 31, 2002.

[WSB LOGO]

[LETTERHEAD OF Crowe, Chizek and Company LLP]

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

West Suburban Bancorp, Inc.

Lombard, Illinois

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc. (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Notes 1 and 14, during 2002 the Company adopted new accounting guidance for goodwill and intangible assets.

/s/ Crowe, Chizek and Company LLP
Crowe, Chizek and Company LLP

Oak Brook, Illinois
February 7, 2003

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

(Dollars in thousands)

	2002	2001
Assets
Cash and due from banks	$42,566	$32,870
Federal funds sold	24,222	14,206
Total cash and cash equivalents	66,788	47,076
Securities
Available for sale (amortized cost of $273,304 in 2002 and $147,181 in 2001)	278,423	147,847
Held to maturity (fair value of $51,129 in 2002 and $121,364 in 2001)	49,877	120,968
Total securities	328,300	268,815
Loans, less allowance for loan losses of $13,847 in 2002 and $12,262 in 2001	1,128,816	1,093,376
Premises and equipment, net	45,641	43,877
Other real estate	40	1,410
Accrued interest and other assets	16,478	19,005
Total assets	$1,586,063	$1,473,559

Liabilities and shareholders’ equity
Deposits
Demand-noninterest-bearing	$157,539	$148,044
Interest-bearing	1,262,717	1,161,676
Total deposits	1,420,256	1,309,720
Accrued interest and other liabilities	18,122	18,824

Common stock in ESOP subject to contingent repurchase obligation	40,241	40,645

Shareholders’ equity
Common stock, no par value; 15,000,000 shares authorized; 432,495 shares issued and outstanding	3,457	3,457
Surplus	38,066	38,066
Retained earnings	103,074	103,091
Accumulated other comprehensive income	3,088	401
Amount reclassified on ESOP shares	(40,241)	(40,645)
Total shareholders’ equity	107,444	104,370
Total liabilities and shareholders’ equity	$1,586,063	$1,473,559

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Dollars in thousands, except per share data)

	2002	2001	2000
Interest income
Loans, including fees	$70,242	$83,110	$82,442
Securities
Taxable	13,495	13,560	18,109
Exempt from federal income tax	1,239	1,353	1,462
Federal funds sold	418	795	1,104
Commercial paper	—	86	167
Total interest income	85,394	98,904	103,284

Interest expense
Deposits	27,762	40,312	45,864
Other	41	101	204
Total interest expense	27,803	40,413	46,068
Net interest income	57,591	58,491	57,216
Provision for loan losses	8,125	2,950	1,500
Net interest income after provision for loan losses	49,466	55,541	55,716

Noninterest income
Service fees on deposit accounts	5,450	3,800	3,513
Debit card fees	1,575	1,312	1,013
Net realized gains on securities transactions	1,017	2,334	—
Write-down of carrying value of securities available for sale	—	(2,960)	—
Net gain on sales of loans held for sale	676	404	20
Other	4,765	4,794	3,763
Total noninterest income	13,483	9,684	8,309

Noninterest expense
Salaries and employee benefits	19,730	19,681	18,695
Occupancy	3,753	3,505	3,238
Furniture and equipment	4,497	4,488	4,309
Advertising and promotion	1,842	1,367	838
Other	6,723	6,426	6,647
Total noninterest expense	36,545	35,467	33,727

Income before income taxes	26,404	29,758	30,298
Income tax expense	8,472	9,575	9,295
Net income	$17,932	$20,183	$21,003

Earnings per share (432,495 shares outstanding)	$41.46	$46.67	$48.56

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Dollars in thousands, except per share data)

	Common Stock and Surplus	Retained Earnings	Accumulated Other Compre- hensive Income (Loss)	Amount Reclassified on ESOP Shares	Total Shareholders’ Equity	Common Stock in ESOP Subject to Contingent Repurchase Obligation
Balance, January 1, 2000	$41,523	$96,288	$(2,178)	$(34,096)	$101,537	$34,096

Comprehensive income
Net income	—	21,003	—	—	21,003	—
Change in unrealized loss on available for sale securities, net of reclassification and tax effects	—	—	215	—	215	—
Total comprehensive income	—	—	—	—	21,218	—
Cash dividends declared - $39.50 per share	—	(17,083)	—	—	(17,083)	—
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—	(3,548)	(3,548)	3,548
Balance, December 31, 2000	41,523	100,208	(1,963)	(37,644)	102,124	37,644

Comprehensive income
Net income	—	20,183	—	—	20,183	—
Change in unrealized (loss) gain on available for sale securities, net of reclassification and tax effects	—	—	2,364	—	2,364	—
Total comprehensive income	—	—	—	—	22,547	—
Cash dividends declared - $40.00 per share	—	(17,300)	—	—	(17,300)	—
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—	(3,001)	(3,001)	3,001
Balance, December 31, 2001	41,523	103,091	401	(40,645)	104,370	40,645

Comprehensive income
Net income	—	17,932	—	—	17,932	—
Change in unrealized gain on available for sale securities, net of reclassification and tax effects	—	—	2,687	—	2,687	—
Total comprehensive income	—	—	—	—	20,619	—
Cash dividends declared - $41.50 per share	—	(17,949)	—	—	(17,949)	—
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—	404	404	(404)
Balance, December 31, 2002	$41,523	$103,074	$3,088	$(40,241)	$107,444	$40,241

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Dollars in thousands)

	2002	2001	2000
Cash flows from operating activities
Net income	$17,932	$20,183	$21,003
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	3,816	3,759	3,856
Provision for loan losses	8,125	2,950	1,500
Deferred income tax benefit	(717)	(458)	(406)
Net premium amortization of securities	868	495	12
Net realized gains on securities transactions	(1,017)	(2,334)	—
Write-down of carrying value of securities available for sale	—	2,960	—
Federal Home Loan Bank stock dividends	(234)	(293)	(218)
Net gain on sales of loans held for sale	(676)	(404)	(20)
Sales of loans held for sale	53,532	38,517	358
Origination of loans held for sale	(51,240)	(43,793)	(160)
Net loss (gain) on sales of premises and equipment	94	(7)	(29)
Net gain on sales of other real estate	(451)	(11)	(59)
Decrease (increase) in accrued interest and other assets	1,905	(660)	15
(Decrease) increase in accrued interest and other liabilities	(918)	(3,412)	3,845
Net cash provided by operating activities	31,019	17,492	29,697
Cash flows from investing activities
Securities available for sale
Sales	122,069	24,635	—
Maturities and calls	114,496	89,033	52,600
Purchases	(362,246)	(128,394)	(19,178)
Securities held to maturity
Maturities and calls	81,902	199,093	11,729
Purchases	(10,870)	(155,870)	(976)
Net increase in loans	(45,181)	(74,833)	(172,213)
Purchases of premises and equipment	(5,727)	(7,740)	(8,046)
Sales of premises and equipment	53	7	32
Sales of other real estate	1,821	868	1,708
Investment in company-owned life insurance policies	(427)	(948)	—
Net cash used in investing activities	(104,110)	(54,149)	(134,344)
Cash flows from financing activities
Net increase in deposits	110,536	39,766	15,699
Dividends paid	(17,733)	(17,300)	(16,867)
Net cash provided by (used in) financing activities	92,803	22,466	(1,168)
Net increase (decrease) in cash and cash equivalents	19,712	(14,191)	(105,815)
Beginning cash and cash equivalents	47,076	61,267	167,082
Ending cash and cash equivalents	$66,788	$47,076	$61,267

Supplemental disclosures
Cash paid for
Interest	$29,828	$43,533	$42,036
Income taxes	7,823	11,978	10,043
Other real estate acquired through loan foreclosures	—	327	101

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Note 1 - Nature of Business and Summary of Significant Accounting Policies

West Suburban Bancorp, Inc. (“West Suburban”) through the branch network of its subsidiary, West Suburban Bank (the “Bank” and, together with West Suburban, the “Company”), provides financial and other banking services to customers located primarily in the western suburbs of Chicago. Customers in these areas are the primary consumers of the Company’s loan and deposit products and services. Although borrower cash flow is expected to be the primary source of repayment, the Company’s loans are generally secured by various forms of collateral including real estate, business assets, consumer goods and other items.

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

Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the accrual method and includes amortization of net deferred loan fees and costs over the loan term. Accrual of interest is generally discontinued on loans 90 days past due or when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of principal or interest is doubtful. In some circumstances, a loan more than 90 days past due can continue to accrue interest if it is fully secured and in the process of collection. When a loan is classified as nonaccrual, interest previously accrued but not collected is charged back to interest income. When payments are received on nonaccrual loans they are first applied to principal, then to interest income and finally to expenses incurred for collection.

The allowance for loan losses is a valuation allowance for probable loan losses. The allowance is increased by a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated quarterly based on management’s periodic review of loan collectibility in light of historical loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values, and prevailing economic conditions. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. This evaluation is inherently subjective as it requires estimates that are subject to significant revision as more information becomes available or as relevant circumstances change.

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

Loans Held for Sale

Loans are identified as either held for investment or held for sale upon origination. Loans held for sale are recorded at the lower of amortized cost or market value, determined on an aggregate basis. Unrealized losses, if any, are recognized on a current basis by charges to earnings. At December 31, 2002 and 2001, the cost and market value of loans held for sale were approximately the same.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of the assets ranging from 8 to 50 years for premises and from 3 to 15 years for furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the estimated useful lives of the improvements or the remaining term of the leases, whichever is shorter.

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

Goodwill

Goodwill resulted from the acquisition of a financially troubled thrift institution in 1990 and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Upon adopting new accounting guidance in 2002, the Company ceased amortizing goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

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

Earnings Per Share

Earnings per share is calculated on the basis of the daily weighted average number of shares outstanding. The Company has no securities outstanding that may have a dilutive effect on its outstanding common stock.

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

Note 2 - Securities

The amortized cost and fair value of securities available for sale are as follows at December 31:

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$63,251	$1,758	$(212)	$64,797
U.S. government agencies and corporations	167,075	3,319	(9)	170,385
Mortgage-backed	18,228	462	—	18,690
States and political subdivisions	2,842	41	—	2,883
Total debt securities	251,396	5,580	(221)	256,755
Preferred stock and other equity securities	21,908	13	(253)	21,668
Total	$273,304	$5,593	$(474)	$278,423

	2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$124,811	$1,842	$(925)	$125,728
U.S. government agencies and corporations	9,280	229	—	9,509
States and political subdivisions	405	6	—	411
Total debt securities	134,496	2,077	(925)	135,648
Preferred stock and other equity securities	12,685	—	(486)	12,199
Total	$147,181	$2,077	$(1,411)	$147,847

The amortized cost and fair value of securities held to maturity are as follows at December 31:

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$23,012	$832	$—	$23,844
Mortgage-backed	3,115	81	(177)	3,019
States and political subdivisions	23,750	516	—	24,266
Total	$49,877	$1,429	$(177)	$51,129

	2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$90,086	$755	$(262)	$90,579
Mortgage-backed	3,438	—	(303)	3,135
States and political subdivisions	27,444	306	(100)	27,650
Total	$120,968	$1,061	$(665)	$121,364

The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 2002 by contractual maturity are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$8,550	$8,627	$3,202	$3,242
Due after 1 year through 5 years	218,741	223,628	30,240	31,360
Due after 5 years through 10 years	24,045	24,440	10,492	10,627
Due after 10 years	60	60	5,943	5,900
Total	$251,396	$256,755	$49,877	$51,129

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Approximately $143,123 of securities are callable in 2003. Most of these callable securities were issued by U.S. government agencies and corporations.

Securities with a carrying value of approximately $30,168 and $30,139 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

Sales of securities available for sale were as follows:

	2002	2001	2000
Proceeds from sales	$122,069	$24,635	$—
Gross realized gains	1,687	1,757	—
Gross realized losses	(1,266)	(133)	—

During 2001, the Company wrote down its investments in debt securities issued by Comdisco, Inc., FINOVA Group, Inc. and Enron Corp. after making a determination that the value of the debt securities had become impaired. These impairment losses totaled $2,960 in 2001. The carrying values of the Comdisco, Inc., FINOVA Group, Inc. and Enron Corp. securities totaled $4,788 at December 31, 2001. The Comdisco, Inc. and Enron Corp. securities were sold in 2002. The carrying value of the FINOVA Group, Inc. securities was $408 at December 31, 2002.

The Company made a nominal equity investment in an ATM network a number of years ago. In 2001, the Company surrendered its stock in the ATM network in connection with the merger of the network with another organization and received $1,426 and recorded a gain for the same amount.

Gains on securities in 2002 and 2001 also include recoveries on securities written off in 1998 of $596 and $710, respectively.

Note 3 - Loans

Major classifications of loans were as follows at December 31:

	2002	2001
Commercial	$330,775	$323,036
Consumer	11,591	10,514
Indirect automobile	90,617	102,183
Real estate
Residential	135,311	152,495
Commercial	212,010	195,800
Home equity	169,020	145,972
Construction	174,001	157,328
Held for sale	4,224	5,840
Credit card	13,732	10,437
Other	1,382	2,033
Total	1,142,663	1,105,638
Allowance for loan losses	(13,847)	(12,262)
Loans, net	$1,128,816	$1,093,376

The Company makes commercial, personal and residential loans primarily to customers throughout the western suburbs of Chicago. Construction loans are generally made to customers engaged in the development and construction of residential real estate projects within the Company’s market area.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2002	2001	2000
Balance, beginning of year	$12,262	$11,399	$10,759
Provision for loan losses	8,125	2,950	1,500
Loans charged-off	(6,801)	(2,305)	(1,502)
Recoveries	261	218	642
Balance, end of year	$13,847	$12,262	$11,399

Impaired loans are summarized as follows at December 31:

	2002	2001	2000
Year-end loans with no allocated allowance for loan losses	$1,853	$10,407	$961
Year-end loans with allocated allowance for loan losses	13,739	5,568	114
Total	$15,592	$15,975	$1,075

Amount of the allowance for loan losses allocated to impaired loans at year-end	$4,525	$2,288	$87
Average impaired loans during the year	17,316	4,754	2,749
Interest income recognized during impairment	318	154	41

Nonperforming loans were as follows at December 31:

Loans past due over 90 days still on accrual	$1,789	$11,338	$491
Nonaccrual loans	12,021	3,945	1,064
Total	$13,810	$15,283	$1,555

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. At December 31, 2002 and 2001, the Company serviced loans for the benefit of others with aggregate unpaid principal balances of $28,835 and $44,751, respectively. Accordingly, retained and acquired mortgage servicing rights are not material and are not presented as a separate asset. The Company generally sells mortgage loans with servicing released. Loan servicing fees were $112, $169 and $218 in 2002, 2001 and 2000, respectively.

Note 4 - Premises and Equipment

Major classifications of these assets are summarized as follows at December 31:

	2002	2001
Land	$11,571	$11,396
Premises	40,754	38,650
Furniture and equipment	40,502	37,371
Total	92,827	87,417
Less accumulated depreciation	(47,186)	(43,540)
Premises and equipment, net	$45,641	$43,877

Note 5 - Deposits

The major categories of deposits are summarized as follows at December 31:

	2002	2001
Demand-noninterest-bearing	$157,539	$148,044
NOW	272,646	251,580
Money market checking	231,950	228,131
Savings	363,396	309,744
Time deposits
Less than $100,000	303,297	288,083
$100,000 and greater	91,428	84,138
Total	$1,420,256	$1,309,720

At December 31, 2002, the scheduled maturities of time deposits were as follows:

2003	$249,413
2004	56,729
2005	15,910
2006	4,541
2007	67,813
Thereafter	319
Total	$394,725

Note 6 - Income Taxes

Income tax expense is as follows for the years ended December 31:

	2002	2001	2000
Currently payable tax
Federal	$7,911	$8,384	$8,322
State	1,278	1,649	1,379
Deferred tax benefit	(717)	(458)	(406)
Total	$8,472	$9,575	$9,295

A reconciliation between taxes computed at the statutory federal income tax rate and the consolidated effective tax rates follows:

	2002	2001	2000
Statutory federal income tax rate	35.0%	35.0%	35.0%
(Decrease) increase in taxes resulting from
Tax-exempt income	(2.0)	(1.5)	(1.8)
State income taxes, net of federal tax benefit	2.9	3.4	2.8
Dividends on ESOP shares	(4.1)	(3.5)	(3.3)
Other items, net	0.3	(1.2)	(2.0)
Effective tax rates	32.1%	32.2%	30.7%

The temporary differences which created deferred tax assets and liabilities at December 31 are summarized below:

	2002	2001
Deferred tax assets
Allowance for loan losses	$5,493	$4,864
Deferred compensation	1,238	1,399
Other	429	—
Total deferred tax assets	7,160	6,263
Deferred tax liabilities
Depreciation	573	522
Federal Home Loan Bank stock dividends	317	228
Unrealized gain on securities available for sale	2,031	265
Other	113	73
Total deferred tax liabilities	3,034	1,088
Net deferred tax assets	$4,126	$5,175

Net deferred tax assets are included in accrued interest and other assets. No valuation allowance was considered necessary for deferred tax assets.

Note 7 - Employee Benefit Plans

The Bank maintains an ESOP, which is a noncontributory tax qualified retirement plan that covers employees who have satisfied specific service requirements. The ESOP provides incentives to employees by granting participants an interest in West Suburban’s common stock, which represents the ESOP’s primary investment. An individual account is established for each participant and the benefits payable upon retirement, termination, disability or death are based upon service, the amount of the employer’s contributions and any income, expenses, gains and losses and forfeitures allocated to the participant’s account. Contributions, which are determined by the board of directors of the Bank, are paid by the Bank and were $1,574 in 2002, $1,697 in 2001 and $1,604 in 2000.

At December 31, 2002 and 2001, the ESOP held 73,837 and 75,972 shares of West Suburban common stock, respectively, and substantially all shares held by the ESOP were allocated to the accounts maintained for participants. Participants who elect to receive their benefit payments in the form of West Suburban common stock may require the Company to purchase the common stock distributed at fair value during two 60-day periods. The first purchase period begins on the date the benefit is paid and the second purchase period begins on the first anniversary of the payment date. This contingent repurchase obligation is reflected in the Company’s financial statements as “Common stock in ESOP subject to contingent repurchase obligation” and reduces shareholders’ equity by an amount that represents the independently appraised fair value of all West Suburban common stock held by the ESOP, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require the Company to purchase the shares. At December 31, 2002 and 2001, this contingent repurchase obligation reduced shareholders’ equity by $40,241 and $40,645, respectively. During 2002 and 2001, the ESOP distributed $751 and $400, respectively, in cash representing the interests of participants. In addition, the ESOP also distributed 3,189 shares in 2002 and 85 shares in 2001 of West Suburban common stock. The Company believes that the ESOP will continue to have a sufficient amount of cash to distribute benefit payments to former employees and that the exercise of the right of former employees to cause the Company to purchase West Suburban common stock is unlikely.

The Company has deferred compensation agreements with certain former and current executive officers. The deferred compensation expense for the years ended December 31, 2002, 2001 and 2000 amounted to $175, $152 and $143, respectively. The cash surrender value of company-owned life insurance on these individuals was $2,136 and $2,131 at December 31, 2002 and 2001, respectively. Cash surrender value is included in accrued interest and other assets on the consolidated balance sheets. Executive officers can elect to defer the payment of a percentage of their salaries and cash bonuses and members of the board of directors can elect to defer the payment of their directors’ fees. The total accumulated liability for all deferred compensation arrangements was $3,121 and $3,526 at

December 31, 2002 and 2001, respectively. These amounts are included in accrued interest and other liabilities on the consolidated balance sheets and are not secured by any Company assets.

Note 8 - Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to off-balance-sheet financial instruments to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These financial instruments involve, to varying degrees, elements of credit and interest rate risks.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. These commitments are primarily unused lines of credit, undrawn portions of construction loans and commitments to make new loans. Commitments generally have fixed expiration dates or other termination provisions and may require the payment of a fee. Since many of the commitments are expected to expire without being exercised or drawn-upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, is based on management’s credit evaluation of the customer. Collateral held varies and may include accounts receivable, inventory, property and equipment or commercial or residential properties.

Letters of credit are conditional commitments issued by the Company to either extend credit to a customer or guarantee the performance of a customer for the benefit of a third party. Guarantees of performance are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary. The extent and nature of collateral held for letters of credit varies based on management’s evaluation of various factors that are considered.

The Company’s exposure to credit risk in connection with commitments to extend credit and standby letters of credit is the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company generally requires collateral or other security to support financial instruments with credit risk. A summary of the contractual exposure to off-balance-sheet risk as of December 31 is as follows:

	December 31, 2002			December 31, 2001
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Commercial loans and lines of credit	$12,539	$166,751	$179,290	$12,399	$185,304	$197,703
Check credit lines of credit	1,316	—	1,316	116	—	116
Mortgage loans	9,096	1,472	10,568	12,806	4,470	17,276
Home equity lines of credit	—	166,647	166,647	—	161,824	161,824
Letters of credit	—	32,661	32,661	—	20,736	20,736
Credit card lines of credit	—	107,798	107,798	—	58,974	58,974
Total	$22,951	$475,329	$498,280	$25,321	$431,308	$456,629

Fixed rate commercial loan commitments at December 31, 2002 generally had interest rates ranging from 3.75% to 9.29% with remaining terms ranging from 1 to 7 years. Fixed rate mortgage loan commitments at December 31, 2002 generally had interest rates ranging from 5.25% to 6.25% with terms ranging from 7 to 30 years. Fixed rate check credit lines of credit had an interest rate of 18.00% as of December 31, 2002.

Note 9 - Commitments and Contingent Liabilities

The Company is a party to various legal actions arising from normal business activities. Management believes that pending actions are either without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company’s consolidated financial position or results of operations.

In accordance with the regulations of the Board of Governors of the Federal Reserve (the “Federal Reserve”), the Bank must maintain noninterest-earning reserves as vault cash or deposits with the Federal Reserve Bank of Chicago. At December 31, 2002, the required reserves were approximately $13,682.

Note 10 - Fair Value of Financial Instruments

The methods and assumptions used to estimate fair values of financial instruments are described as follows. For short-term assets (i.e., cash and due from banks and federal funds sold) their estimated fair values approximate their carrying values. For loans and deposits with variable interest rates, it has been assumed that their estimated fair values approximate their carrying values. Because of their short-terms, the carrying values of accrued interest receivable and payable approximate their fair value.

The fair values for securities were derived from quoted market values, or, when quotes were not available, the fair values were estimated based on the rate and term of the security and information about the issuer. The fair values for fixed rate loans were estimated by discounting the future cash flows from loan repayments using current interest rates for loans having comparable maturities and credit risk. The fair values for time deposits were estimated by discounting cash flows at discount rates comparable to current market rates for similar maturing liabilities.

Off-balance-sheet financial instruments are comprised of letters of credit and commitments to extend credit. The estimated fair value of off-balance-sheet financial instruments is not considered material.

While these estimates of fair value are based on management’s judgment of the most appropriate factors as of the balance sheet date, there is no assurance that the estimated fair values would have been realized if the assets would have been disposed of or the liabilities settled at that date, since market values may differ depending on various factors. The estimated fair values would also not apply to subsequent dates.

The estimated fair values of the Company’s financial instruments as of December 31 are set forth in the table below:

	2002		2001
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$66,788	$66,788	$47,076	$47,076
Securities
Available for sale	278,423	278,423	147,847	147,847
Held to maturity	49,877	51,129	120,968	121,364
Loans, less allowance for loan losses	1,128,816	1,167,171	1,093,376	1,116,263
Accrued interest	8,407	8,407	8,162	8,162

Financial liabilities
Deposits	1,420,256	1,430,625	1,309,720	1,317,323
Accrued interest	3,511	3,511	5,536	5,536

Note 11 - Related Party Transactions

Certain executive officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, are customers of the Bank in the ordinary course of business and had loans from the Bank totaling $26,655 and $26,212 at December 31, 2002 and 2001, respectively. During 2002, $30,880 in new loans and $30,437 in principal payments were made. Related parties had deposits totaling $23,852 and $16,993 at December 31, 2002 and 2001, respectively.

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

Regulations require the Company and the Bank to maintain minimum capital amounts and ratios (set forth in the following table). Management believes that as of December 31, 2002, the Company and the Bank exceeded all capital adequacy requirements.

Management’s present policy is to limit dividends from the Bank, so that the Bank qualifies as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, thereby minimizing the amount of Federal Deposit Insurance Corporation (“FDIC”) insurance premiums paid by the Bank and providing capital to fund growth. As of December 31, 2002, the Bank could pay, in the aggregate, dividends of approximately $9,300 to West Suburban while remaining a “well-capitalized” institution. Dividends from the Bank are West Suburban’s primary source of cash flow.

As of December 31, 2002 and 2001, the most recent notifications from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized” the Bank must maintain minimum ratios for total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets as set forth in the following table. There are no conditions or events since that notification that management believes would result in a change of the category.

The capital amounts and ratios of the Company and the Bank for purposes of the prompt corrective action framework are presented in the table below:

	Actual		Minimum For Capital Adequacy Purposes		Minumum To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002
Total capital (to risk weighted assets)
Company	$157,585	11.5%	$109,975	8.0%	$137,469	10.0%
Bank	146,764	10.7%	109,969	8.0%	137,462	10.0%
Tier 1 capital (to risk weighted assets)
Company	143,739	10.5%	54,988	4.0%	82,482	6.0%
Bank	132,918	9.7%	54,985	4.0%	82,477	6.0%
Tier 1 capital (to average assets)
Company	143,739	9.2%	62,570	4.0%	78,213	5.0%
Bank	132,918	8.5%	62,751	4.0%	78,439	5.0%

As of December 31, 2001
Total capital (to risk weighted assets)
Company	$155,676	11.4%	$109,568	8.0%	$136,960	10.0%
Bank	140,216	10.3%	108,713	8.0%	135,891	10.0%
Tier 1 capital (to risk weighted assets)
Company	143,414	10.5%	54,784	4.0%	82,176	6.0%
Bank	127,954	9.4%	54,356	4.0%	81,535	6.0%
Tier 1 capital (to average assets)
Company	143,414	9.9%	58,038	4.0%	72,548	5.0%
Bank	127,954	8.9%	57,624	4.0%	72,030	5.0%

The appraised fair value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Note 13 - Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

	2002	2001	2000
Net unrealized holding gains on available for sale securities	$5,470	$3,297	$358
Reclassification adjustments for gains and losses later recognized in income	(1,017)	626	—
Net unrealized gains	4,453	3,923	358
Tax effect	(1,766)	(1,559)	(143)
Other comprehensive income	$2,687	$2,364	$215

Note 14 - New Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“Statement”) 147, “Acquisitions of Certain Financial Institutions” in October 2002.  The Company’s goodwill arose from its acquisition of a financially troubled thrift institution during 1990. The guidance in Statement 147 indicates that the Company’s acquisition of the troubled thrift institution is a business combination resulting in goodwill that should be accounted for under Statement 142, “Goodwill and Other Intangible Assets.” Statement 142 generally requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment and written down if impaired.

Goodwill is carried on the Company’s balance sheet at $712 at both December 31, 2002 and 2001. The Company has no other intangible assets.

Goodwill is no longer amortized starting in 2002. The effect of not amortizing goodwill is summarized as follows:

	2002	2001	2000
Reported net income	$17,932	$20,183	$21,003
Add back: goodwill amortization	—	204	204
Adjusted net income	$17,932	$20,387	$21,207

Earnings per share
Reported net income	$41.46	$46.67	$48.56
Goodwill amortization	—	0.47	0.47
Adjusted net income	$41.46	$47.14	$49.03

Note 15 - Condensed Financial Information - Parent Only

Condensed Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets
Cash, substantially all on deposit in subsidiary	$18,641	$12,619
Securities available for sale (amortized cost of $0 in 2002 and $10,525 in 2001)	—	10,632
Investment in subsidiary	136,151	128,585
Goodwill	712	712
Other assets	55	145
Total assets	$155,559	$152,693

Liabilities and shareholders’ equity
Dividends payable	$7,785	$7,569
Other liabilities	89	109

Common stock in ESOP subject to contingent repurchase obligation	40,241	40,645

Shareholders’ equity	107,444	104,370
Total liabilities and shareholders’ equity	$155,559	$152,693

Condensed Statements of Income

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Income
Dividends from subsidiary	$13,145	$13,343	$22,040
Interest income
Deposits	259	389	511
Commercial paper	—	—	75
Securities	99	374	247
Net realized losses on securities transactions	(81)	—	—
Total income	13,422	14,106	22,873

Expense
Goodwill amortization	—	204	204
Other	310	294	320
Total expense	310	498	524
Income before income taxes	13,112	13,608	22,349
Income tax (benefit) expense	(6)	186	202
Income before equity in undistributed net income of subsidiary	13,118	13,422	22,147
Equity in undistributed net income of subsidiary	4,814	6,761	(1,144)
Net income	$17,932	$20,183	$21,003

Condensed Statements of Cash Flows

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities
Net income	$17,932	$20,183	$21,003
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income tax benefit	(12)	(5)	—
Equity in undistributed net income of subsidiary	(4,814)	(6,761)	1,144
Net premium amortization of securities	15	43	10
Net realized losses on securities transactions	81	—	—
Goodwill amortization	—	204	204
Decrease (increase) in other assets	102	(154)	(12)
Increase in other liabilities	22	17	17
Net cash provided by operating activities	13,326	13,527	22,366
Cash flows from investing activities
Securities available for sale
Sales	10,429	—	—
Maturities	—	4,000	—
Purchases	—	(10,564)	(4,014)
Net cash provided by (used in) investing activities	10,429	(6,564)	(4,014)
Cash flows from financing activities
Cash dividends paid	(17,733)	(17,300)	(16,867)
Net increase (decrease) in cash	6,022	(10,337)	1,485
Beginning cash	12,619	22,956	21,471
Ending cash	$18,641	$12,619	$22,956

Note 16 - Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited income, expense and per share data on a quarterly basis for the three-month periods indicated:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year Ended December 31, 2002
Interest income	$20,959	$21,562	$21,680	$21,193
Interest expense	6,419	7,401	7,092	6,891
Net interest income	14,540	14,161	14,588	14,302
Provision for loan losses	5,200	775	1,025	1,125
Net interest income after provision for loan losses	9,340	13,386	13,563	13,177
Noninterest income	4,458	3,218	2,774	3,033
Noninterest expense	9,313	9,131	9,197	8,904
Income before income taxes	4,485	7,473	7,140	7,306
Income tax expense	1,300	2,552	2,413	2,207
Net income	$3,185	$4,921	$4,727	$5,099
Earnings per share	$7.36	$11.38	$10.93	$11.79

Year Ended December 31, 2001
Interest income	$22,207	$24,531	$25,426	$26,740
Interest expense	7,903	9,777	10,877	11,856
Net interest income	14,304	14,754	14,549	14,884
Provision for loan losses	1,775	425	375	375
Net interest income after provision for loan losses	12,529	14,329	14,174	14,509
Noninterest income	1,091	4,282	2,067	2,244
Noninterest expense	9,526	8,691	8,746	8,504
Income before income taxes	4,094	9,920	7,495	8,249
Income tax expense	1,294	3,387	2,360	2,534
Net income	$2,800	$6,533	$5,135	$5,715
Earnings per share	$6.48	$15.10	$11.88	$13.21

Interest expense decreased $982 during the fourth quarter of 2002. This was primarily due to continued rate reductions initiated by the Federal Reserve. Additionally, the Company experienced some run-off in time deposits as higher paying deposits matured and promotions ended. The provision for loan losses increased $4,425 during the fourth quarter of 2002. This increase was due to management’s determination that additional impairment losses have been incurred on two commercial loan relationships.  Both of these loan relationships have been non-performing throughout 2002, and the updated measurement indicated greater impairment losses. The additional impairment losses recognized in the fourth quarter for these two relationships were $1,370. Additionally, the Company charged-off certain commercial loans in the fourth quarter that were greater than the amount of the allowance for loan losses previously allocated to these loans and management also determined that the amount of the allowance for loan losses needed to be increased based on charge-off trends. Noninterest income increased $1,240 during the fourth quarter of 2002 primarily due to increased fees from the introduction of an overdraft protection program and a one-time gain on the sale of other real estate. Income tax expense decreased $1,252 during the fourth quarter of 2002 primarily due to lower pre-tax income.

The provision for loan losses increased $1,350 during the fourth quarter of 2001. This was primarily due to the write-off of one commercial loan in the amount of approximately $1,400 and an increase in nonperforming loans of $11,717 during the quarter. Noninterest income decreased $3,191 during the fourth quarter of 2001 primarily due to write-downs of securities as discussed in Note 2. The third quarter of 2001 included a gain of $1,426 on the sale of stock in an ATM network, as discussed in Note 2. Noninterest expense increased $835 during the fourth quarter of 2001 primarily due to the accrual of amounts necessary to pay employee bonuses along with standard cost of living adjustments and increased ESOP expense. Income tax expense decreased $2,093 during the fourth quarter of 2001 primarily due to lower pre-tax income.

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

	Years Ended December 31,
	2002	2001	2000	1999	1998
Selected operating data
Interest income	$85,394	$98,904	$103,284	$89,805	$91,663
Interest expense	27,803	40,413	46,068	37,260	42,054
Net interest income	57,591	58,491	57,216	52,545	49,609
Provision for loan losses	8,125	2,950	1,500	3,084	2,563
Net interest income after provision for loan losses	49,466	55,541	55,716	49,461	47,046
Noninterest income(1)	13,483	9,684	8,309	12,305	7,416
Noninterest expense	36,545	35,467	33,727	32,667	31,161
Income before income taxes	26,404	29,758	30,298	29,099	23,301
Income tax expense	8,472	9,575	9,295	9,054	7,123
Net income	$17,932	$20,183	$21,003	$20,045	$16,178

Per share data
Earnings	$41.46	$46.67	$48.56	$46.35	$37.41
Cash dividends declared	41.50	40.00	39.50	37.50	34.00
Book value(2)	341.47	335.30	323.17	313.61	310.74

Selected balances, end of year
Securities	$328,300	$268,815	$294,217	$337,828	$377,303
Loans, less allowance for loan losses	1,128,816	1,093,376	1,016,140	845,706	772,361
Total assets	1,586,063	1,473,559	1,431,958	1,408,062	1,308,953
Deposits	1,420,256	1,309,720	1,269,954	1,254,255	1,155,952
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation	147,685	145,015	139,768	135,633	134,393

Ratios
Return on average total assets	1.17%	1.40%	1.53%	1.52%	1.26%
Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation	12.01%	13.73%	14.96%	14.36%	11.77%
Cash dividends declared to net income	100.09%	85.72%	81.34%	80.91%	90.90%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets	9.76%	10.21%	10.22%	10.61%	10.73%
Net interest margin(3)	4.07%	4.39%	4.51%	4.37%	4.24%

(1)          Noninterest income includes a litigation settlement of $3,555 in 1999 for the settlement of a claim related to an investment that the Company made in prior years. Noninterest income also includes write-downs of $2,960 and $3,200 of the carrying value of securities available for sale in 2001 and 1998, respectively.

(2)          Book value equals shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.

(3)          Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND

AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS

(Dollars in thousands)

The following table presents for the years indicated the total dollar amount of interest income from average interest-earning assets and their yields, as well as the interest expense on average interest-bearing liabilities and their costs, expressed both in dollars and rates. All average balances are daily average balances. To the extent received, interest on nonaccruing loans has been included in the table. Interest income on nonaccrual loans was not material in 2002, 2001 and 2000.

	Years Ended December 31,
	2002			2001			2000
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Federal funds sold	$25,471	$418	1.6%	$20,570	$795	3.9%	$17,630	$1,104	6.3%
Commercial paper	—	—	—%	1,521	86	5.7%	2,306	167	7.2%
Securities Taxable	276,019	13,495	4.9%	234,650	13,560	5.8%	298,960	18,109	6.1%
Exempt from federal income tax(1)	27,152	1,906	7.0%	26,680	2,082	7.8%	29,074	2,250	7.7%
Total securities(1)	303,171	15,401	5.1%	261,330	15,642	6.0%	328,034	20,359	6.2%
Loans(1)	1,102,465	70,290	6.4%	1,065,944	83,173	7.8%	940,039	82,529	8.8%
Total interest-earning assets(1)	1,431,107	86,109	6.0%	1,349,365	99,696	7.4%	1,288,009	104,159	8.1%
Cash and due from banks	40,339			39,394			39,232
Premises and equipment, net	44,957			41,772			37,948
Other real estate	1,516			1,741			2,448
Allowance for loan losses	(12,901)			(11,892)			(11,243)
Accrued interest and other assets(2)	25,215			17,351			17,452
Total assets	$1,530,233			$1,437,731			$1,373,846
Liabilities and shareholders’ equity
Interest-bearing deposits
NOW	$260,916	1,086	0.4%	$233,765	1,972	0.8%	$217,982	2,782	1.3%
Money market checking	228,555	4,428	1.9%	192,587	6,990	3.6%	137,260	7,153	5.2%
Savings	337,671	6,015	1.8%	291,569	7,634	2.6%	284,240	9,539	3.4%
Time deposits
Less than $100,000	307,122	12,697	4.1%	320,397	18,092	5.6%	341,035	19,907	5.8%
$100,000 and greater	90,053	3,536	3.9%	103,327	5,624	5.4%	106,736	6,483	6.1%
Total interest-bearing deposits	1,224,317	27,762	2.3%	1,141,645	40,312	3.5%	1,087,253	45,864	4.2%
Other interest-bearing liabilities	2,130	41	1.9%	2,145	101	4.7%	3,129	204	6.5%
Total interest-bearing liabilities	1,226,447	27,803	2.3%	1,143,790	40,413	3.5%	1,090,382	46,068	4.2%
Demand-noninterest-bearing deposits	144,352			134,219			130,420
Accrued interest and other liabilities	10,157			12,735			12,661
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation	149,277			146,987			140,383
Total liabilities and shareholders’ equity	$1,530,233			$1,437,731			$1,373,846
Net interest income		$58,306			$59,283			$58,091
Interest rate spread			3.7%			3.9%			3.9%
Net interest margin			4.1%			4.4%			4.5%

(1)          Interest income and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

(2)          The average balances of nonaccrual loans are included in accrued interest and other assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company’s financial condition as of December 31, 2002 and 2001 and the results of operations for the years ended December 31, 2002, 2001 and 2000. This discussion and analysis should be read with the financial statements, notes and tables included elsewhere in this annual report. The financial information provided below is rounded in order to simplify the presentation of management’s discussion and analysis. However, the ratios and percentages provided below are calculated using the more detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

Balance Sheet Analysis

Total Assets. Total assets of the Company at December 31, 2002 increased 7.6% from the prior year-end. Increases in the securities available for sale portfolio were the largest component of the increase in total assets and were partially offset by decreases in securities held to maturity. The Company also experienced increases in the loan portfolio and cash and cash equivalents. Total average assets in 2002 increased 6.4% from the prior year primarily due to a 16.0% increase in average securities. Average loans and cash and cash equivalents increased 3.4% and 7.0% during this period. Asset growth was funded primarily by growth in deposits.

Cash and Cash Equivalents. Cash and cash equivalents at December 31, 2002 increased 41.9% from the prior year-end, due to increases in both cash and due from banks and federal funds sold. These increases were primarily the result of growth in deposits.

Securities.  The Company’s available for sale securities portfolio increased 88.3% at December 31, 2002 from the prior year-end. The Company made a significant investment in U.S. government agency securities, which was partially offset by sales of corporate securities. Holdings of corporate debt securities decreased $60.9 million during 2002 to reflect the Company’s concerns regarding the risk-adjusted credit quality of this category of investments during the economic downturn that is presently being experienced in the United States. The Company recorded $1.0 million in net realized gains on securities transactions during 2002. These gains included $.6 million of recoveries on securities written off in 1998 and $.4 million on the sale of U.S. government agency securities. The Company’s held to maturity portfolio decreased 58.8% during 2002, primarily due to calls of U.S. government agency securities. During the same period, the Company’s accumulated other comprehensive income increased $2.7 million due to appreciation in the value of securities available for sale, net of deferred tax.

The Company’s objectives in managing the securities portfolio include maximizing yield over an entire interest rate cycle while providing liquidity. Aggregate holdings in securities at December 31, 2002 increased 22.1% from the prior year-end due to the significant increase in securities available for sale. Increased holdings in securities available for sale have allowed the Company to maintain an adequate level of liquidity while realizing higher yields compared to alternative investments.

Loans.  Total loans outstanding at December 31, 2002 increased 3.3% from the prior year-end primarily due to increases in the home equity, commercial real estate and construction loan portfolios of $23.0 million, $16.2 million and $16.7 million, respectively. Management believes the increase in the home equity portfolio was primarily due to the increased promotional efforts for this product, which included very competitive rates. Management believes the growth in the commercial real estate and construction loan portfolios was primarily due to a more favorable rate environment and continued economic and population growth in the Company’s market area. Management also believes that new commercial loans were written in a manner consistent with the Company’s past loan underwriting standards and do not present increased credit risk to the Company.

Residential real estate loans at December 31, 2002 decreased 11.3% from the prior year-end. This decrease was primarily a result of mortgage refinancing activity that was prompted by lower interest rates. The Company also elected to sell 30-year mortgage loans that it originated in 2002 rather than to hold the mortgages in the loan portfolio.

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

The provision for loan losses increased 175.4% in 2002. The increase was primarily the result of increased loan charge-offs and current levels of nonperforming loans. Net loan charge-offs were $6.5 million and $2.1 million in 2002 and 2001, respectively. Commercial loan net charge-offs accounted for $5.8 million or 88.3% of net charge-offs. Most of the commercial loan charge-offs related to four borrowers. The provision for loan losses in 2002 also reflects a higher level of average impaired loans, $17.3 million in 2002 compared to $4.8 million in 2001.

The ratio of the allowance for loan losses to total loans outstanding was 1.21% and 1.11% at December 31, 2002 and 2001, respectively. Despite the increased charge-offs in 2002, nonperforming loans only decreased $1.5 million or 9.6% from year-end 2001. Most of the nonperforming loan amounts relate to three loan relationships at December 31, 2002 and two loan relationships at December 31, 2001. The accrual status of loans past due over 90 days is based on management’s evaluation of the respective collateral values and collection efforts. Most of the nonperforming loans still on accrual are secured by residential real estate.

The following table is an analysis of the Company’s nonperforming loans and other real estate at December 31 (dollars in thousands):

	2002	2001	2000
Loans past due over 90 days still on accrual	$1,789	$11,338	$491
Nonaccrual loans	12,021	3,945	1,064
Total nonperforming loans	$13,810	$15,283	$1,555
Nonperforming loans as a percent of total loans	1.2%	1.4%	0.2%
Allowance for loan losses as a percent of nonperforming loans	100%	80%	733%
Other real estate	$40	$1,410	$1,940
Nonperforming assets as a percent of total assets	0.87%	1.13%	0.24%

Other Real Estate.  At December 31, 2002, the Company had one property remaining in other real estate representing a decrease of 97.2% from the prior year-end. During 2002, the Company sold properties with an aggregate carrying value of $1.4 million.

Deposits. Total deposits at December 31, 2002 increased 8.4% from the prior year-end with an increase in all deposit categories. Demand-noninterest-bearing, NOW and money market checking deposits increased 6.4%, 8.4% and 1.7%, respectively. Savings deposits increased 17.3%. Management believes the growth in this portion of the deposit base reflects the tendency of its customers to maintain a higher level of short-term liquid assets during periods of low interest rates and financial market uncertainty. Time deposits less than $100,000 increased 5.3% and time deposits $100,000 and greater increased 8.7%. Management believes the growth in time deposits is directly correlated to past promotional efforts and the uncertainty of financial markets. During 2002, average balances in interest-bearing deposits and demand-noninterest-bearing deposits increased $82.7 million and $10.1 million, respectively.

Capital Resources

Shareholders’ equity at December 31, 2002 increased 2.9% from the prior year-end as a result of $17.9 million of net income for the year reduced by dividends declared of the same amount and an increase in the fair value of securities available for sale of $2.7 million, net of deferred taxes. Additionally, shareholders’ equity was increased by a $.4 million decrease in common stock in ESOP subject to contingent repurchase obligation.

Management has been advised that as of December 31, 2002 and 2001, the Bank qualified as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended. On a consolidated basis the Company also exceeded regulatory capital requirements. In accordance with applicable regulations, the appraised fair value of Company common stock owned by the ESOP is included in Tier 1 capital.

Liquidity

Effective liquidity management ensures there is sufficient cash flow to satisfy demand for credit, deposit withdrawals and to take advantage of earnings enhancement opportunities. A large, stable core deposit base and a strong capital position are the solid foundation for the Company’s liquidity position. Liquidity is enhanced by a securities portfolio structured to provide liquidity as needed. The Company also maintains relationships with correspondent banks to purchase federal funds subject to underwriting and collateral requirements. Additionally, subject to credit underwriting, collateral, capital stock, and other requirements of the Federal Home Loan Bank of Chicago (“FHLB”), the Company is able to borrow from the FHLB on a “same day” basis. As of December 31, 2002, the Company would be able to borrow approximately $93 million from the FHLB secured by real estate loans and securities. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity and maturity schedules of earning assets and liabilities.

Generally, the Company uses cash and cash equivalents and securities available for sale to meet its liquidity needs. As of December 31, 2002 and 2001, these liquid assets represented 21.8% and 13.2% of total assets, respectively. During 2002, the Company’s cash and cash equivalents increased $19.7 million. In 2002, net cash provided by operating activities was $31.0 million, while net cash used in investing activities was $104.1 million. The net cash used in investing activities was primarily used to purchase securities available for sale and fund loan growth. Net cash flows provided by financing activities were $92.8 million in 2002, resulting from deposit growth. Management expects operations to be a continuing source of cash flow in the future.

Income Statement Analysis – 2002 Compared to 2001

General. The Company’s net income decreased 11.2% in 2002, primarily due to an increase in the provision for loan losses of $5.2 million. Net income was also affected negatively by a decrease in net interest income of $.9 million and an increase in total noninterest expense of $1.1 million. These decreases to income and increases to expense were partially offset by an increase to total noninterest income of $3.8 million and a decrease to income tax expense of $1.1 million.

Net Interest Income. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by changes in the volume and yield on interest-earning assets and the volume and rates on interest-bearing liabilities. Interest-earning assets consist of federal funds sold, commercial paper, securities and loans. Interest-bearing liabilities primarily consist of deposits. The net interest margin is the percentage of tax equivalent net interest income to average earning assets. The Company’s net interest margin decreased to 4.1% in 2002 compared to 4.4% in 2001.

Total interest income on a tax equivalent basis decreased 13.6% in 2002 primarily due to declining yields from assets in the Company’s loan portfolio. Average loans in 2002 increased 3.4% while the yield on the portfolio decreased 142 basis points. This decrease was primarily due to the declining yields from assets in the Company’s commercial loan portfolio, which declined 199 basis points during this period. The majority of commercial loans have adjustable rates that are tied to one of a number of rate indices. Generally, these interest rate indices have declined due to the significant reduction in interest rates during 2001. Yields on home equity lines of credit, which vary with the prime rate, decreased 218 basis points in 2002. The average prime rate in 2002 was 4.68% compared to 6.91% in 2001.

Total interest expense decreased 31.2% in 2002. Interest on deposits, which accounted for substantially all of this  change, decreased primarily due to lower market interest rates. The Company lowered interest rates on all categories of deposits in response to the significant decline in market rates. The yield on average interest-bearing deposits decreased 126 basis points to 2.27% in 2002 compared to 3.53% in 2001.

The following table reflects the impact of changes in volume and rates of interest-earning assets and interest-bearing liabilities on a tax equivalent basis for the years ended December 31, 2002 and 2001 (dollars in thousands):

	2002 compared to 2001			2001 compared to 2000
	Change due to			Change due to
	Volume	Rate	Total Change	Volume	Rate	Total Change
Interest Income
Federal funds sold	$81	$(458)	$(377)	$114	$(423)	$(309)
Commercial paper	(86)	—	(86)	(45)	(36)	(81)
Securities	2,125	(2,366)	(241)	(3,992)	(725)	(4,717)
Loans	2,328	(15,211)	(12,883)	9,824	(9,180)	644
Total interest income	4,448	(18,035)	(13,587)	5,901	(10,364)	(4,463)

Interest Expense
Interest-bearing deposits	1,876	(14,426)	(12,550)	462	(6,014)	(5,552)
Other interest-bearing liabilities	—	(60)	(60)	(67)	(36)	(103)
Total interest expense	1,876	(14,486)	(12,610)	395	(6,050)	(5,655)
Net interest income	$2,572	$(3,549)	$(977)	$5,506	$(4,314)	$1,192

Noninterest Income. Total noninterest income increased 39.2% in 2002. Service fees on deposit accounts increased $1.7 million. This resulted primarily from business demand deposit customers earning lower interest credit on their balances as a result of the lower interest rate environment in 2002. In addition, average demand-noninterest-bearing and NOW accounts, which generate most of the service charge income, increased 7.5% and 11.6%, respectively, in 2002. The Company also implemented a new overdraft program in the fourth quarter of 2002. This program resulted in additional service fee income being recorded. The Company experienced a net increase of $1.6 million in net gains on securities primarily due to the absence of $3.0 million of impairment losses on corporate debt securities recognized in 2001. A more detailed discussion of security gains and losses in 2001 is presented in the section titled Income Statement Analysis - 2001 Compared to 2000. Debit card fees increased $.3 million as a result of increased usage. The Company also experienced an increase in net gain on sales of loans held for sale of $.3 million due to higher activity resulting from a strong mortgage refinancing market.

Noninterest Expense. Total noninterest expense increased 3.0% in 2002. Salaries and employee benefits were essentially unchanged primarily as a result of staffing reductions and reduced bonus and ESOP expense partially offset by normal salary increases. The number of full-time equivalent employees was 487 and 527 at December 31, 2002 and 2001, respectively. Occupancy expense increased $.2 million primarily due to increased depreciation and real estate tax expense associated with the opening of the Oswego and Chicago Avenue facilities along with the cost associated with operating the South Elgin facility for a full year. Advertising and promotion increased $.5 million primarily due to more aggressive advertising efforts. Other noninterest expense increased $.3 million primarily due to other losses, which included increased fraud related to the collection of checks presented by customers. The Company’s efficiency ratio, a measure of the amount of expense needed to generate each dollar of income was 51% in 2002 and 52% in 2001.

Provision for Loan Losses. The Company’s provision for loan losses increased 175.4% in 2002. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this report.

Income Taxes. Income tax expense decreased 11.5% in 2002, primarily due to lower pre-tax income. The effective tax rates for the years ended December 31, 2002 and 2001 were 32.1% and 32.2%, respectively.

Income Statement Analysis – 2001 Compared to 2000

General. The Company’s net income decreased 3.9% in 2001, primarily due to $3.0 million of write-downs of impaired securities, increases in the provision for loan losses of $1.5 million and total noninterest expense of $1.7 million. These increases were partially offset by an increase in net interest income of $1.3 million.

Net Interest Income. The Company’s net interest margin decreased to 4.4% in 2001 compared to 4.5% in 2000.

Total interest income, on a tax equivalent basis decreased 4.3% in 2001, primarily due to declining yields on the loan portfolio. Average loans for the year increased 13.4% and the average yield earned on the loan portfolio decreased 98 basis points. This was primarily due to the declining yields on the commercial loan portfolio. The majority of loans in the commercial loan portfolio are tied to one of a number of rate indices. These rate indices declined due to the general reduction in interest rates during 2001. For example, the average prime rate in 2001 was 6.91% compared to 9.20% in 2000. The loan volume increases were partially offset by reductions in the average balances of securities, which were used to fund loan growth. The yield on average interest-earning assets decreased 70 basis points to 7.39% in 2001 compared to 8.09% in 2000.

Total interest expense decreased 12.3% in 2001. Interest on deposits, which accounted for substantially all of this decrease, decreased primarily due to lower interest rates. During 2001, the Company lowered interest rates on all categories of deposits in response to the significant decline in market rates during the year. The yield on interest-bearing deposits decreased 69 basis points to 3.53% in 2001 compared to 4.22% in 2000.

Noninterest Income. Total noninterest income increased 16.5% in 2001, primarily due to increases in service fees on deposit accounts, debit card fees, net gains on sales of loans held for sale, net realized gains on securities transactions and other noninterest income which were partially offset by write-downs of the carrying value of securities available for sale. Other noninterest income increased primarily as a result of the recovery of $1.0 million in prior years’ expenses incurred in connection with a problem loan. The Company recorded higher fee income from increased use of debit cards by bank customers and higher mortgage loan application fee income, due to greater refinancing activity. The Company also experienced an increase in net realized gains on securities transactions, which was primarily due to the sale of an equity security. The Company made a nominal equity investment in an ATM network a number of years ago. In 2001, the Company surrendered its stock in the ATM network in connection with the merger of the network with another organization and received $1.4 million. Since the Company had only a nominal basis in the ATM network stock, the Company realized a gain of $1.4 million. These increases to noninterest income were partially offset by impairment write-downs of the carrying value of securities available for sale. During 2001, the Company wrote down its investments in debt securities issued by Comdisco, Inc., FINOVA Group, Inc. and Enron Corp. after it made a determination that the value of the debt securities had become impaired. These impairment losses totaled $3.0 million in 2001. The carrying value of the Comdisco, Inc., FINOVA Group, Inc. and Enron Corp. securities totaled $4.8 million at December 31, 2001.

Noninterest Expense. Total noninterest expense increased 5.2% in 2001, primarily as a result of increases in salaries and employee benefits due to increased health insurance costs and normal salary increases. Despite a growing branch office network, the number of full-time equivalent employees remained constant at 527 as of December 31, 2001 and 2000. Occupancy expense increased 8.2% in 2001 due to the operation of the Charlestowne and Downtown Downers branches for a complete year and the opening of the South Elgin branch. At December 31, 2001, the Company had 31 full-service and five limited service offices. The Company incurred higher costs associated with depreciation, maintenance and winter heating. Furniture and equipment expense increased during this period due to an increase in data processing expense, which was offset by a decrease in depreciation expense on furniture and equipment. Advertising expense increased during the period due to new advertising initiatives that are intended to promote the Company’s brand and image. During 2001, the Company began advertising through local cable television. Other noninterest expense also increased during this period due to increased professional fees. These increases were partially offset by decreases in other losses and stationary and supplies expense. The Company’s efficiency ratio, a measure of the amount of expense needed to generate each dollar of revenue, was 52% in 2001 and 51% in 2000.

Provision for Loan Losses. The Company’s provision for loan losses increased 96.7% in 2001. The increase was primarily the result of increasing levels of nonperforming loans and net loan charge-offs. Net loan charge-offs were $2.1 million and $.9 million in 2001 and 2000, respectively. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this report.

Income Taxes. Income tax expense increased 3.0% in 2001, partially due to lower tax-exempt income on securities and loans. Interest income exempt from federal income tax and income on U.S. government securities exempt from Illinois income tax were both lower in 2001. The effective tax rates for the years ended December 31, 2001 and 2000 were 32.2% and 30.7%, respectively.

Interest Rate Sensitivity

The Company measures interest rate sensitivity through a net interest income analysis. The net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of changes in net interest income in the event of a sudden and sustained 100 to 200 basis point increase or decrease in market interest rates. This analysis is subject to the Company’s assumptions, which include the following:

•                  Balance sheet volume reflects the current balances and does not project future growth or changes. The current balances establish the base case from which all percent changes are calculated.

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

Listed below are the Company’s projected changes in net interest income over a twelve-month horizon for the various rate shock levels as of the periods indicated (dollars in thousands):

	Amount	Dollar Change	Percent Change
December 31, 2002
+200 basis points	$47,711	$(9,368)	(16.4)%
+100 basis points	52,436	(4,643)	(8.1)
Base	57,079
-100 basis points	52,864	(4,215)	(7.4)
-200 basis points	N/A	N/A	N/A

December 31, 2001
+200 basis points	$46,016	$(9,589)	(17.2)%
+100 basis points	50,894	(4,711)	(8.5)
Base	55,605
-100 basis points	52,210	(3,395)	(6.1)
-200 basis points	46,711	(8,894)	(16.0)

A projected 200 basis point drop in market rates at December 31, 2002 is not relevant due to the current low interest rate environment.

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

BOARDS OF DIRECTORS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chairman of the Board
David S. Bell	Certified Public Accountant
Duane G. Debs	President, Chief Financial Officer
Charles P. Howard	Parkview Community Church, Business Administrator
Peggy P. LoCicero	Former Banker

West Suburban Bank

Robert W. Schulz	Chairman; Oliver Hoffmann Corporation, Vice President and Treasurer
Keith W. Acker	President
Craig R. Acker	Former Banker
Earl K. Harbaugh	Ditch Witch Midwest, Chief Executive Officer and President
Ronald J. Kuhn	Harry W. Kuhn, Inc., Chairman, Secretary and Treasurer
Paul J. Lehman	Macom Corporation, President
John G. Williams	Bracing Systems, Vice President

OFFICERS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chairman and Chief Executive Officer
Duane G. Debs	President, Chief Financial Officer
Keith W. Acker	Chief Operations Officer
Michael P. Brosnahan	Vice President
Michael J. Lynch	Director of Internal Audit
David J. Mulkerin	Chief Compliance Officer
George E. Ranstead	Secretary to the Board and Treasurer

West Suburban Bank

Senior Officers
Keith W. Acker	President, Trust Officer
Kevin J. Acker	Senior Vice President, Marketing
Michael P. Brosnahan	Senior Vice President, Commercial Lending and Community Reinvestment Act Officer
James T. Chippas	Senior Vice President, Consumer Lending
Duane G. Debs	Senior Vice President, Comptroller and Trust Officer
Daniel P. Grotto	Senior Vice President, Business Development

Building Management
Edward J. Garvey	Vice President, Building Management

Business Development
Terry T. Facenda	Business Development Officer

Commercial Loans
Stanley C. Celner, Jr.	Vice President, Commercial Loans
Grant O. Cowen	Vice President, Commercial Loans
Timothy P. Dineen	Vice President, Commercial Real Estate Loans
David S. Orr	Vice President, Commercial Loans
Gregory M. Ruffolo	Vice President, Commercial Loans
Edwin S. Stephens IV	Vice President, Commercial Loans
Richard D. Yanney	Vice President, Commercial Loans
Gregory L. Young	Vice President, Commercial Loans

Compliance
David J. Mulkerin	Chief Compliance Officer

Comptroller’s Department
George E. Ranstead	Vice President, Assistant Comptroller and Investments

Consumer Loans
William H. Hunter	Vice President, Consumer Loans
Keith J. Larson	Vice President, Consumer Loans
Cynthia A. Meredith	Vice President, Consumer Loans
Charles J. Svoboda	Vice President, Consumer Loans
David J. Wanek	Assistant Vice President, Consumer Loans

Electronic Services
Janet L. Kemble	Assistant Vice President, Electronic Services

Financial Services
Michael Abbatacola	Vice President, Financial Services
Lynn M. Torre	Assistant Vice President, Financial Services

Human Resources
Mary Ellen Condon	Vice President, Human Resources
Gina M. Corral	Assistant Vice President, Employee Relations Manager

Information Systems
Steven A. Jennrich	Vice President, Information Systems
Jacqueline R. Weigand	Vice President, Project Manager

Internal Audit
Michael J. Lynch	Vice President, Director of Internal Audit

Loan Operations
Sandra C. Boyce	Vice President, Residential Mortgage Loan Processing
Gary H. Brandes	Vice President, Consumer Loan Operations
Kevin Bussey	Vice President, Collections
Debra H. Crowley	Vice President, Commercial Loan Operations
Lawrence J. Ortman	Vice President, Credit Analysis and Loan Review

Marketing
Denise M. Zatarski	Director of Marketing

Operations
Danielle Budig	Vice President, Operations, Visa
Jill C. Davenport	Assistant Vice President, Operations

Purchasing
Helen G. Schmitt	Assistant Vice President, Purchasing

Retail Banking
Jack Buscemi	Vice President, Retail Banking, Loss Prevention
Marcia K. Worobec	Vice President, Branch Operations, Branch Manager - Westmore, Metra
Kathleen M. Brockman	Assistant Vice President, Branch Manager - Lake Street
Sharon Buck	Assistant Vice President, Branch Manager - Montgomery
Jeanne L. Carlisle	Assistant Vice President, Branch Manager - Bolingbrook West
Beverly D. Cornelius	Assistant Vice President, Branch Manager - Bolingbrook East
Barbara D. Darden	Assistant Vice President, Branch Manager - Eola Road
Yolanda V. Dunn	Acting Branch Manager - Fair Oaks
Joyce M. Fedele	Assistant Vice President, Branch Manager - Charlestowne
Sharon A. Fonte	Assistant Vice President, Branch Manager - Glendale Heights
Priya Hira	Assistant Vice President, Branch Manager - Villa Park
Kirsten L. Jensen	Assistant Vice President, Branch Manager - Bartlett, South Elgin
Norine M. LaPrall	Assistant Vice President, Branch Manager - Warrenville
Terry Leitner	Assistant Vice President, Branch Manager - 75th Street, Westmont
Cheryl M. Looby	Assistant Vice President, Branch Manager - Oakbrook Terrace
Jeffery W. Miska	Assistant Vice President, Branch Manager - Cass Avenue
Susan Neustrom	Assistant Vice President, Branch Manager - Downtown Downers
Brian S. Nickleski	Assistant Vice President, Branch Manager - South Main
Stephan D. Nowak	Assistant Vice President, Branch Manager - Chicago Avenue, Naperville
Gwen B. O’Loughlin	Assistant Vice President, Branch Manager - North Main
Robert L. Pauling	Assistant Vice President, Branch Manager - Stratford Square
Cynthia A. Picton	Assistant Vice President, Branch Manager - Galena
Kay J. Piotrowski	Assistant Vice President, Branch Manager - Carol Stream
Lisa M. Schmidt	Assistant Vice President, Branch Manager - Danada, Wheaton
Jerome F. Sheeman	Assistant Vice President, Branch Manager - Finley Road
Joseph M. Sperlik	Assistant Vice President, Branch Manager - Romeoville
Joanne T. Tosch	Assistant Vice President, Branch Manager - Oswego
Jose L. Valdez	Assistant Vice President, Branch Manager - St. Charles
Timothy C. Voreis	Assistant Vice President, Branch Manager - President Street

Secretary to the Board
Jay J.P. Greifenkamp	Assistant Vice President, Financial Analyst and Secretary to the Board

Travel with West Suburban
Dennis A. Woodyatt	Travel Agent

Trust
Christine H. Pawlak	Trust Officer

West Suburban Insurance Services
Patricia Falstrom	Insurance Agent

Addresses of West Suburban Facilities

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

Westmore Branch: 711 South Meyers Road, Lombard, Illinois 60148 - (630) 629-4200 (Headquarters)

Montgomery

Montgomery Branch: 1830 Douglas Road, Montgomery, Illinois 60538 - (630) 844-5600

Naperville

Chicago Avenue Branch: 1296 East Chicago Avenue, Naperville, Illinois 60540 - (630) 652-2140

Naperville Branch: 2020 Feldott Lane, Naperville, Illinois 60540 - (630) 416-3800

Oakbrook Terrace

Oakbrook Terrace Branch: 17W754 22nd Street, Oakbrook Terrace, Illinois 60181 - (630) 916-1195

Oswego

Oswego Branch: 2830 Route 34, Oswego, Illinois 60543 - (630) 652-2790

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

Limited-Service Branches

Beacon Hill: Lombard, Illinois 60148

Financial Center: 717 South Meyers Road, Lombard, Illinois 60148

Lexington Square of Elmhurst: Elmhurst, Illinois 60126

Lexington Square of Lombard: Lombard, Illinois 60148

Mr. Z’s: 401 South Main Street, Lombard, Illinois 60148 - Closed February 28, 2003

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

West Suburban Bank Land Trust: 711 South Meyers Road, Lombard, Illinois 60148 - (630) 652-2225

West Suburban Bank Visa: 701 South Meyers Road, Lombard, Illinois 60148 - (630) 652-2500 extension 2903

West Suburban Financial Services: 711 South Meyers Road, Lombard, Illinois 60148 - (630) 652-2232

West Suburban Insurance Services, Inc.: 711 South Meyers Road, Lombard, Illinois 60148 - (630) 652-2550

[MAP OF MARKET AREA THAT INDICATES LOCATION OF FACILITIES]

[WSB LOGO]

Where strength is matched by service

Shareholder Information

Annual Report on Form 10-K

A copy of West Suburban Bancorp, Inc.’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available on their web site at www.sec.gov or without charge to shareholders by writing to:

Duane G. Debs

President and Chief Financial Officer

West Suburban Bancorp, Inc.

2800 Finley Road

Downers Grove, Illinois 60515

(630) 652-2801

Annual Meeting of Shareholders

The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 14, 2003 at 8:00 a.m. All shareholders are cordially invited to attend.

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

Michael P. Brosnahan

Senior Vice President, Commercial Lending and Community Reinvestment Act Officer

West Suburban Bank

717 South Meyers Road

Lombard, Illinois 60148

(630) 652-2308

Independent Auditors

Crowe, Chizek and Company LLP

One Mid America Plaza, Suite 700

Post Office Box 3697

Oak Brook, Illinois 60522

Corporate Counsel

Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC

333 West Wacker Drive, Suite 2700

Chicago, Illinois 60606

MEMBER FDIC

[EQUAL HOUSING LENDER LOGO]