Form 10-K, Exhibit 13
period 2003-12-31
WEST SUBURBAN BANCORP INC
filed 2004-03-15
CIK 805080

Exhibit 13

Profile

West Suburban Bancorp, Inc. (“West Suburban”) is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the “Bank” and, together with West Suburban, the “Company”). The Company had total assets at December 31, 2003 of approximately $1.7 billion. The Bank is one of the largest independent banks headquartered in DuPage County.

West Suburban Bancorp, Inc.
Financial Highlights

	Years Ended December 31, (Dollars in thousands, except per share data)
	2003	2002	2001	2000	1999
Net income	$25,908	$17,932	$20,183	$21,003	$20,045
Per share data
Earnings	59.90	41.46	46.67	48.56	46.35
Book value (1)	346.62	341.47	335.30	323.17	313.61
Net loans	1,073,767	1,128,816	1,093,376	1,016,140	845,706
Total assets	1,710,695	1,586,063	1,473,559	1,431,958	1,408,062
Deposits	1,529,931	1,420,256	1,309,720	1,269,954	1,254,255

(1)          Book value represents the aggregate amount of shareholders’ equity and common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.

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

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the local and national economy; (ii) the economic impact of terrorist activities and military actions; (iii) the timely development and acceptance of new products and services, including products and services offered through alternative delivery channels such as the Internet; (iv) changes in federal, state and local laws, regulations and governmental policies concerning the Company’s general business; (v) changes in interest rates and prepayment rates of the Company’s assets; (vi) increased competition in the financial services sector and the inability to attract new customers and retain existing customers; (vii) changes in technology implemented by the Company and by other parties including technological changes implemented for, or related to, new products such as stored value cards, payroll cards and other similar products and services; (viii) the inability to develop and maintain secure and reliable electronic systems including systems developed for new products such as stored value cards, payroll cards and other similar products and services; (ix) the loss of key executives or employees and the difficulty in replacing them; (x) changes in consumer spending and saving; (xi) unexpected results of acquisitions; (xii) unexpected outcomes of existing or new litigation involving the Company; (xiii) changes in accounting policies and practices; and (xiv) the inability of the Company to manage the risks associated with the foregoing as well as anticipated. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included in the Company’s filings with the Securities and Exchange Commission.

To Our Shareholders, Customers and Friends

West Suburban is pleased to announce a record year!  In 2003 we earned almost $26 million.  Our $25.9 million of net income in 2003 represents our best results in our over 40 year history and reflects a 44.5% increase over our 2002 net income.

Our strong results allowed us to increase our total dividends paid during 2003 to $52.00 per share, which represents an increase of $11.00 per share from our dividends paid during 2002.  The increase in our dividends paid is even more significant when you consider the changes in the federal tax laws.  The decrease in the federal tax rate generally applicable to dividends received by individuals allowed our shareholders to keep significantly more of the dividends that they received.  We are also pleased to report that despite our generous dividend payments, our book value per share increased by 1.5% during 2003.

Record earnings was not our only accomplishment during 2003.  We continued to grow our organization, pushing past $1.7 billion in total assets.  Although we continue to look for opportunities to expand the footprint of our branch network, our $124.6 million growth in assets was accomplished without any increase in our number of branches.  We attribute this success to the commitment we have to our customers which is reflected in our expanded hours, our competitive rates, our large ATM network and our commitment to continuing to be the premier independent bank servicing communities located in DuPage, Will, Kane and Kendall counties.

We look to 2004 with a great deal of enthusiasm.  In 2004, we will continue to offer innovative products and services to serve the needs of our customers.  To date, we have implemented a no fee service for online bill payment in order to make electronic bill payments more convenient. We will also continue to introduce new, innovative products such as the Visa® gift cards and Visa® and Mastercard® payroll cards as well as money transfer cards.  Our commitment to innovation benefits not only our customers, but also the diverse communities that we serve.  Our money transfer cards, which we offer under the names PowerCash™ and Dinero Mundial™, provide reasonably priced basic financial services to individuals that would generally not have access to, or are not comfortable with, a traditional banking relationship.

As in the past, we continue to provide our customers traditional banking products such as checking, savings and certificate of deposit accounts as well as competitive home equity and residential mortgage loans. We will continue to enhance our online banking services at www.westsuburbanbank.com in order to offer our customers improved accessibility 24 hours a day, seven days a week.  Our new initiatives will not distract us from our commitments to our business customers.  We value these relationships and appreciate that our future success depends upon our ability to continue to be a good partner to business throughout the communities we serve.

We would like to express our appreciation to everyone for the support that has allowed us to become and remain one of the largest independent banks headquartered in DuPage County and we welcome your comments, criticisms and suggestions. We could not have achieved our success without the support of our shareholders, customers, communities, friends and employees.

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

Common Stock, Book Value and Dividends

West Suburban has a single class of common stock issued and outstanding. The common stock is not traded on any stock exchange or on the over-the-counter market. West Suburban’s per share book value as of the end of each quarter and dividends declared for the last two years are set forth below:

Year	Quarter	Book Value (1)	Dividends Declared
2003	4th	$346.62	$20.00
	3rd	357.02	8.00
	2nd	357.98	8.00
	1st	348.84	8.00

2002	4th	$341.47	$18.00
	3rd	351.16	8.00
	2nd	344.46	8.00
	1st	334.38	7.50

(1)          Book value represents the aggregate amount of shareholders’ equity and common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.

The dividends declared during the 4th quarter of 2003 included a special $10.00 per share dividend payable on December 15, 2003 to shareholders of record as of December 1, 2003. Similarly, the dividend declared during the 4th quarter of 2002 included a special $10.00 per share dividend payable on January 2, 2003 to shareholders of record as of December 15, 2002.

Business Review

As of December 31, 2003, the Company had total assets of approximately $1.7 billion and operated 33 full-service branches, four limited-service branches, one subsidiary providing insurance products and services and five departments providing financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. The Bank focuses on providing retail and commercial banking products and services in its market area. The Company had 499 full-time equivalent employees at December 31, 2003.

[WSB LOGO]

[WSB LOGO]

[CROWE CHIZEK LOGO]

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
West Suburban Bancorp, Inc.
Lombard, Illinois

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc. (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Notes 1 and 14, during 2002 the Company adopted new accounting guidance for goodwill and intangible assets.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
January 30, 2004

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

(Dollars in thousands)

	2003	2002
Assets
Cash and due from banks	$42,500	$42,566
Federal funds sold	26,844	24,222
Total cash and cash equivalents	69,344	66,788
Securities
Available for sale (amortized cost of $458,746 in 2003 and $268,636 in 2002)	458,146	273,755
Held to maturity (fair value of $29,671 in 2003 and $51,129 in 2002)	29,195	49,877
Federal Home Loan Bank stock	5,039	4,668
Total securities	492,380	328,300
Loans, less allowance for loan losses of $14,420 in 2003 and $13,847 in 2002	1,073,767	1,128,816
Cash surrender value of life insurance	13,416	2,136
Premises and equipment, net	42,896	45,641
Other real estate	1,266	40
Accrued interest and other assets	17,626	14,342
Total assets	$1,710,695	$1,586,063

Liabilities and shareholders’ equity
Deposits
Demand-noninterest-bearing	$143,440	$157,539
Interest-bearing	1,386,491	1,262,717
Total deposits	1,529,931	1,420,256
Stored value cards	17,049	1,664
Accrued interest and other liabilities	13,803	16,458

Common stock in ESOP subject to contingent repurchase obligation	51,371	40,241

Shareholders’ equity
Common stock, no par value; 15,000,000 shares authorized; 432,495 shares issued and outstanding	3,457	3,457
Surplus	38,066	38,066
Retained earnings	109,952	103,074
Accumulated other comprehensive (loss) income	(363)	3,088
Unearned ESOP shares	(1,200)	—
Amount reclassified on ESOP shares	(51,371)	(40,241)
Total shareholders’ equity	98,541	107,444
Total liabilities and shareholders’ equity	$1,710,695	$1,586,063

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Dollars in thousands, except per share data)

	2003	2002	2001
Interest income
Loans, including fees	$63,193	$70,242	$83,110
Securities
Taxable	16,037	13,495	13,560
Exempt from federal income tax	1,374	1,239	1,353
Federal funds sold	197	418	795
Commercial paper	—	—	86
Total interest income	80,801	85,394	98,904

Interest expense
Deposits	21,951	27,762	40,312
Other	35	41	101
Total interest expense	21,986	27,803	40,413
Net interest income	58,815	57,591	58,491
Provision for loan losses	2,150	8,125	2,950
Net interest income after provision for loan losses	56,665	49,466	55,541

Noninterest income
Service fees on deposit accounts	8,229	5,450	3,800
Debit card fees	1,692	1,575	1,312
Net realized gains on securities transactions	2,330	1,017	2,334
Write-down of carrying value of securities available for sale	—	—	(2,960)
Net gain on sales of loans held for sale	834	676	404
Litigation settlement	1,085	—	—
Stored value card	3,631	506	3
Other	4,519	4,765	4,791
Total noninterest income	22,320	13,989	9,684

Noninterest expense
Salaries and employee benefits	21,769	19,730	19,681
Occupancy	3,979	3,753	3,505
Furniture and equipment	4,593	4,497	4,488
Advertising and promotion	1,296	1,842	1,367
Professional fees	1,028	945	914
Stored value card	2,488	779	—
Other	5,958	5,505	5,512
Total noninterest expense	41,111	37,051	35,467

Income before income taxes	37,874	26,404	29,758
Income tax expense	11,966	8,472	9,575
Net income	$25,908	$17,932	$20,183

Earnings per share	$59.90	$41.46	$46.67
Average shares outstanding	432,485	432,495	432,495

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Dollars in thousands, except per share data)

	Common Stock	Surplus	Retained Earnings
Balance, January 1, 2001	$3,457	$38,066	$100,208

Comprehensive income
Net income	—	—	20,183
Change in unrealized (loss) gain on available for sale securities, net of reclassification and tax effects	—	—	—
Total comprehensive income	—	—	—
Cash dividends declared - $40.00 per share	—	—	(17,300)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—
Balance, December 31, 2001	3,457	38,066	103,091

Comprehensive income
Net income	—	—	17,932
Change in unrealized gain on available for sale securities, net of reclassification and tax effects	—	—	—
Total comprehensive income	—	—	—
Cash dividends declared - $41.50 per share	—	—	(17,949)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—
Balance, December 31, 2002	3,457	38,066	103,074

Comprehensive income
Net income	—	—	25,908
Change in unrealized gain (loss) on available for sale securities, net of reclassification and tax effects	—	—	—
Total comprehensive income	—	—	—
Cash dividends declared - $44.00 per share	—	—	(19,030)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—
Acquisition of West Suburban common stock by the ESOP, not allocated to participants at year-end	—	—	—
Balance, December 31, 2003	$3,457	$38,066	$109,952

See accompanying notes to consolidated financial statements.

(continued)

	Accumulated Other Comprehensive (Loss) Income	Unearned ESOP Shares	Amount Reclassified on ESOP Shares	Total Shareholders’ Equity	Common Stock in ESOP Subject to Contingent Repurchase Obligation
Balance, January 1, 2001	$(1,963)	$—	$(37,644)	$102,124	$37,644

Comprehensive income
Net income	—	—	—	20,183	—
Change in unrealized (loss) gain on available for sale securities, net of reclassification and tax effects	2,364	—	—	2,364	—
Total comprehensive income	—	—	—	22,547	—
Cash dividends declared - $40.00 per share	—	—	—	(17,300)	—
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	(3,001)	(3,001)	3,001
Balance, December 31, 2001	401	—	(40,645)	104,370	40,645

Comprehensive income
Net income	—	—	—	17,932	—
Change in unrealized gain on available for sale securities, net of reclassification and tax effects	2,687	—	—	2,687	—
Total comprehensive income	—	—	—	20,619	—
Cash dividends declared - $41.50 per share	—	—	—	(17,949)	—
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	404	404	(404)
Balance, December 31, 2002	3,088	—	(40,241)	107,444	40,241

Comprehensive income
Net income	—	—	—	25,908	—
Change in unrealized gain (loss) on available for sale securities, net of reclassification and tax effects	(3,451)	—	—	(3,451)	—
Total comprehensive income	—	—	—	22,457	—
Cash dividends declared - $44.00 per share	—	—	—	(19,030)	—
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	(11,130)	(11,130)	11,130
Acquisition of West Suburban common stock by the ESOP, not allocated to participants at year-end	—	(1,200)	—	(1,200)	—
Balance, December 31, 2003	$(363)	$(1,200)	$(51,371)	$98,541	$51,371

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Dollars in thousands)

	2003	2002	2001
Cash flows from operating activities
Net income	$25,908	$17,932	$20,183
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	4,033	3,816	3,759
Provision for loan losses	2,150	8,125	2,950
Deferred income tax benefit	(386)	(717)	(458)
Net premium amortization of securities	2,016	868	495
Net realized gains on securities transactions	(2,330)	(1,017)	(2,334)
Write-down of carrying value of securities available for sale	—	—	2,960
Federal Home Loan Bank stock dividends	(371)	(234)	(293)
Increase in cash surrender value of company-owned life insurance	(1,280)	(427)	(272)
Net gain on sales of loans held for sale	(834)	(676)	(404)
Sales of loans held for sale	70,307	53,532	38,517
Origination of loans held for sale	(66,238)	(51,240)	(43,793)
Net loss (gain) on sales of premises and equipment	4	94	(7)
Net gain on sales of other real estate	—	(451)	(11)
Write-down of other real estate	40	—	—
(Increase) decrease in accrued interest and other assets	(630)	1,905	(660)
Increase (decrease) in accrued interest and other liabilities	805	(2,582)	(3,412)
Net cash provided by operating activities	33,194	28,928	17,220
Cash flows from investing activities
Securities available for sale
Sales	128,537	122,069	24,635
Maturities and calls	267,061	114,496	89,033
Purchases	(585,399)	(362,246)	(128,394)
Securities held to maturity
Maturities and calls	20,926	81,902	199,093
Purchases	(239)	(10,870)	(155,870)
Net decrease (increase) in loans	48,190	(45,181)	(74,833)
Investment in company-owned life insurance policies	(10,000)	—	(676)
Purchases of premises and equipment	(1,293)	(5,727)	(7,740)
Sales of premises and equipment	1	53	7
Sales of other real estate	208	1,821	868
Net cash used in investing activities	(132,008)	(103,683)	(53,877)
Cash flows from financing activities
Net increase in deposits	109,675	110,536	39,766
Loan to ESOP to acquire West Suburban common stock	(1,200)	—	—
Increase in stored value cards	15,385	1,664	—
Dividends paid	(22,490)	(17,733)	(17,300)
Net cash provided by financing activities	101,370	94,467	22,466
Net increase (decrease) in cash and cash equivalents	2,556	19,712	(14,191)
Beginning cash and cash equivalents	66,788	47,076	61,267
Ending cash and cash equivalents	$69,344	$66,788	$47,076
Supplemental disclosures
Cash paid for
Interest	$22,511	$29,828	$43,533
Income taxes	12,964	7,823	11,978
Other real estate acquired through loan foreclosures	1,474	—	327

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Note 1 - Nature of Business and Summary of Significant Accounting Policies

West Suburban Bancorp, Inc. (“West Suburban”) through the branch network of its subsidiary, West Suburban Bank (the “Bank” and, together with West Suburban, the “Company”), operates 33 full-service branches, four limited-service branches, one subsidiary providing insurance products and services and five departments providing financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. Customers in these areas are the primary consumers of the Company’s loan and deposit products and services. Although borrower cash flow is expected to be the primary source of repayment, the Company’s loans are generally secured by various forms of collateral including real estate, business assets, consumer goods and other items.

Operating Segments

While the Company’s principal decision makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company’s financial service operations are considered by management to be aggregated in one reportable operating segment.

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

Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses. Interest income is reported on the accrual method and includes amortization of net deferred loan fees and costs over the loan term. Accrual of interest is generally discontinued on loans 90 days past due or when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of principal or interest is doubtful. In some circumstances, a loan more than 90 days past due may continue to accrue interest if it is fully secured and in the process of collection. When a loan is classified as nonaccrual, interest previously accrued but not collected is charged back to interest income. When payments are received on nonaccrual loans they are first applied to principal, then to interest income and finally to expenses incurred for collection. Consumer and credit card loans are typically charged off no later than

180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

The allowance for loan losses is a valuation allowance for probable loan losses. The allowance is increased by a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers pools of other loans and is based on historical loss experience adjusted for current factors. The allowance for loan losses is evaluated monthly based on management’s periodic review of loan collectibility in light of historical loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values and prevailing economic conditions. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. This evaluation is inherently subjective as it requires estimates that are subject to significant revision as more information becomes available or as relevant circumstances change.

The Company reviews commercial, real estate construction and commercial mortgage loans quarterly to determine impairment, if any. A loan is considered impaired when full payment under the loan terms is not expected. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the loan’s collateral, if repayment of the loan is collateral dependent. A valuation allowance is maintained for the amount of impairment. Generally, loans 90 days or more past due and all loans classified as nonaccrual status are considered for impairment. Impairment is considered on an entire category basis for smaller-balance loans of similar nature, such as residential real estate and consumer loans, and on an individual basis for other loans.

Loans Held for Sale

Loans are identified as either held for investment or held for sale upon origination. Loans held for sale are recorded at the lower of amortized cost or market value, determined on an aggregate basis. Unrealized losses, if any, are recognized on a current basis by charges to earnings. At December 31, 2003 and 2002, the cost and market value of loans held for sale were approximately the same.

Company-Owned Life Insurance

The Company has purchased life insurance policies on certain officers and directors. Company-owned life insurance is recorded at its cash surrender value.

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

The Company discontinued amortizing goodwill in 2002 after accounting guidance changing the treatment of goodwill became effective. Consistent with the new guidance, goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period that the impairment is identified.

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

Employee Stock Ownership Plan (“ESOP”)

The Bank maintains an ESOP, which is a noncontributory tax qualified retirement plan that covers employees who have satisfied specific service requirements. The Bank makes contributions to the ESOP for the benefit of the participants. On December 30, 2003, the ESOP became leveraged for the first time since its inception. The ESOP borrowed $1.2 million from West Suburban to facilitate a purchase of a large block of common stock from one shareholder. The ESOP retired the indebtedness on January 2, 2004. Dividends declared on common stock owned by the ESOP are charged against retained earnings.

Dividends paid on ESOP shares are passed through to participants. Allocated ESOP shares are voted by the respective participants. For earnings per share purposes, allocated common stock held by the ESOP is classified as issued and outstanding. Because participants may require the Company to purchase their ESOP shares upon termination of their employment, the appraised fair value of all allocated ESOP shares is reclassified from shareholders’ equity. Unearned ESOP shares are reported as a reduction of shareholders’ equity and are not considered outstanding for earnings per share purposes.

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

Reclassifications

Certain reclassifications have been made in prior years’ financial statements to conform to the current year’s presentation.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued two new accounting standards, Statement 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” and Statement 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities,” both of which generally became effective in the quarter beginning July 1, 2003.

Because the Company does not have derivative instruments or hedging activities or is only nominally involved in these instruments, Statement 149 has not had a material effect on the Company’s operating results or financial condition.

FASB Interpretation 45 requires recognizing the fair value of guarantees made and information about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. Interpretation 45 covers guarantees such as standby letters of credit, performance guarantees and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding. The fair value of the Company’s standby letters of credit is not material. Letters of credit issued by the Company are discussed in Note 8. Interpretation 45 has not had a material effect on the Company’s operating results of financial condition.

Note 2 - Securities

The amortized cost and fair value of securities available for sale are as follows at December 31:

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$45,831	$645	$(146)	$46,330
U.S. government agencies and corporations	323,910	1,724	(2,055)	323,579
Mortgage-backed	38,346	201	(506)	38,041
States and political subdivisions	33,420	203	(157)	33,466
Total debt securities	441,507	2,773	(2,864)	441,416
Preferred stock	17,239	5	(514)	16,730
Total	$458,746	$2,778	$(3,378)	$458,146

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$63,251	$1,758	$(212)	$64,797
U.S. government agencies and corporations	167,075	3,319	(9)	170,385
Mortgage-backed	18,228	462	—	18,690
States and political subdivisions	2,842	41	—	2,883
Total debt securities	251,396	5,580	(221)	256,755
Preferred stock	17,240	13	(253)	17,000
Total	$268,636	$5,593	$(474)	$273,755

The amortized cost and fair value of securities held to maturity are as follows at December 31:

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$13,998	$402	$—	$14,400
Mortgage-backed	1,959	29	(252)	1,736
States and political subdivisions	13,238	304	(7)	13,535
Total	$29,195	$735	$(259)	$29,671

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$23,012	$832	$—	$23,844
Mortgage-backed	3,115	81	(177)	3,019
States and political subdivisions	23,750	516	—	24,266
Total	$49,877	$1,429	$(177)	$51,129

Securities with unrealized losses at year end 2003 not recognized in income are presented below by the length of time the securities have been in an unrealized loss position:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
Corporate	$11,032	$146	$—	$—	$11,032	$146
U.S. government agencies and corporations	150,600	2,055	—	—	150,600	2,055
Mortgage-backed	24,804	506	1,033	252	25,837	758
States and political subdivisions	19,723	164	—	—	19,723	164
Preferred stock	3,991	9	4,747	505	8,738	514
Total temporarily impaired	$210,150	$2,880	$5,780	$757	$215,930	$3,637

Unrealized losses on equity and debt securities have not been recognized in income because management has the intent and ability to hold the securities for the foreseeable future. The fair value of debt securities is expected to recover as the securities approach their maturity date. The majority of the preferred stock is issued by the Federal Home Loan Mortgage Corporation.

The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 2003 by contractual maturity are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$7,640	$7,723	$8,846	$8,978
Due after 1 year through 5 years	245,271	245,970	9,192	9,667
Due after 5 years through 10 years	173,241	172,470	6,614	6,631
Due after 10 years	15,355	15,253	4,543	4,395
Total	$441,507	$441,416	$29,195	$29,671

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Approximately $236,818 of securities are callable in 2004. Most of these callable securities were issued by U.S. government agencies and corporations.

Securities with a carrying value of approximately $39,556 and $30,168 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

Sales of securities available for sale were as follows:

	2003	2002	2001
Proceeds from sales	$128,537	$122,069	$24,635
Gross realized gains	2,346	1,687	1,757
Gross realized losses	(246)	(1,266)	(133)

During 2001, the Company wrote down its investments in debt securities issued by Comdisco, Inc., FINOVA Group, Inc. and Enron Corp. after making a determination that the value of the debt securities had become impaired. These impairment losses totaled $2,960 in 2001. The carrying values of the Comdisco, Inc., FINOVA Group, Inc. and Enron Corp. securities totaled $4,788 at December 31, 2001. The Comdisco, Inc. and Enron Corp. securities were sold in 2002. The carrying value of the FINOVA Group, Inc. securities was $726 and $408 at December 31, 2003 and 2002, respectively.

The Company made a nominal equity investment in an ATM network a number of years ago. In 2001, the Company surrendered its stock in the ATM network in connection with the merger of the network with another organization and received $1,426 and recorded a gain for the same amount.

Gains on securities in 2003, 2002 and 2001, also include recoveries on securities written off in 1998 of $230, $596 and $710, respectively.

Note 3 - Loans

Major classifications of loans were as follows at December 31:

	2003	2002
Commercial	$270,220	$330,775
Consumer	10,040	11,591
Indirect automobile	60,929	90,617
Real estate
Residential	135,776	135,311
Commercial	217,865	212,010
Home equity	205,272	169,020
Construction	171,975	174,001
Held for sale	989	4,224
Credit card	14,424	13,732
Other	697	1,382
Total	1,088,187	1,142,663
Allowance for loan losses	(14,420)	(13,847)
Loans, net	$1,073,767	$1,128,816

The Company makes commercial, personal and residential loans primarily to customers throughout the western suburbs of Chicago. Construction loans are generally made to customers engaged in the development and construction of residential real estate projects within the Company’s market area.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2003	2002	2001
Balance, beginning of year	$13,847	$12,262	$11,399
Provision for loan losses	2,150	8,125	2,950
Loans charged-off	(1,947)	(6,801)	(2,305)
Recoveries	370	261	218
Balance, end of year	$14,420	$13,847	$12,262

Impaired loans are summarized as follows at December 31:

	2003	2002	2001
Year-end loans with no allocated allowance for loan losses	$193	$1,853	$10,407
Year-end loans with allocated allowance for loan losses	22,345	13,739	5,568
Total	$22,538	$15,592	$15,975

Amount of the allowance for loan losses allocated to impaired loans at year-end	$7,145	$4,525	$2,288
Average impaired loans during the year	19,565	17,316	4,754
Interest income recognized during impairment	328	318	154

Nonperforming loans were as follows at December 31:

Loans past due 90 days or more still on accrual	$380	$1,789	$11,338
Nonaccrual loans	15,008	12,021	3,945
Total	$15,388	$13,810	$15,283

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. At December 31, 2003 and 2002, the Company serviced mortgage loans for the benefit of others with aggregate unpaid principal balances of $13,404 and $28,835, respectively. Accordingly, retained and acquired mortgage servicing rights are not material and are not presented as a separate asset. The Company generally sells mortgage loans with servicing rights released. Loan servicing fees were $61, $112 and $169 in 2003, 2002, and 2001, respectively.

Note 4 - Premises and Equipment

Major classifications of these assets are summarized as follows at December 31:

	2003	2002
Land	$11,571	$11,571
Premises	41,080	40,754
Furniture and equipment	41,331	40,502
Total	93,982	92,827
Less accumulated depreciation	(51,086)	(47,186)
Premises and equipment, net	$42,896	$45,641

Note 5 - Deposits

The major categories of deposits are summarized as follows at December 31:

	2003	2002
Demand-noninterest-bearing	$143,440	$157,539
NOW	309,634	272,646
Money market checking	235,538	231,950
Savings	447,017	363,396
Time deposits
Less than $100,000	303,362	303,297
$100,000 and greater	90,940	91,428
Total	$1,529,931	$1,420,256

At December 31, 2003, the scheduled maturities of time deposits were as follows:

2004	$211,615
2005	51,485
2006	9,771
2007	68,388
2008	53,043
Thereafter	—
Total	$394,302

Note 6 - Income Taxes

Income tax expense is as follows for the years ended December 31:

	2003	2002	2001
Currently payable tax
Federal	$10,625	$7,911	$8,384
State	1,727	1,278	1,649
Deferred tax benefit	(386)	(717)	(458)
Total	$11,966	$8,472	$9,575

A reconciliation between taxes computed at the statutory federal income tax rate and the consolidated effective tax rates follows:

	2003	2002	2001
Statutory federal income tax rate	35.0%	35.0%	35.0%
(Decrease) increase in taxes resulting from
Tax-exempt income	-1.2%	-2.0%	-1.5%
State income taxes, net of federal tax benefit	2.9%	2.9%	3.4%
Dividends on ESOP shares	-3.5%	-4.1%	-3.5%
Other items, net	-1.6%	0.3%	-1.2%
Effective tax rate	31.6%	32.1%	32.2%

The temporary differences which created deferred tax assets and liabilities at December 31 are summarized below:

	2003	2002
Deferred tax assets
Allowance for loan losses	$5,732	$5,493
Deferred compensation	1,639	1,238
Unrealized loss on securities available for sale	237	—
Other	798	429
Total deferred tax assets	8,406	7,160
Deferred tax liabilities
Depreciation	1,031	573
Federal Home Loan Bank stock dividends	444	317
Unrealized gain on securities available for sale	—	2,031
Other	151	113
Total deferred tax liabilities	1,626	3,034
Net deferred tax assets	$6,780	$4,126

Net deferred tax assets are included in accrued interest and other assets. No valuation allowance was considered necessary for net deferred tax assets.

Note 7 - Employee Benefit Plans

The ESOP provides incentives to employees by granting participants an interest in West Suburban’s common stock, which represents the ESOP’s primary investment. An individual account is established for each participant and the benefits payable upon retirement, termination, disability or death are based upon service, the amount of the employer’s contributions and any income, expenses, gains and losses and forfeitures allocated to the participant’s account. Contributions, which are determined by the board of directors of the Bank, are paid by the Bank and were $2,324 in 2003, $1,574 in 2002 and $1,697 in 2001.

At December 31, 2003 and 2002, the ESOP held 82,671 and 73,837 shares of West Suburban common stock, respectively. At December 31, 2003 and 2002, respectively, 80,772 and 73,837 shares of West Suburban common stock were allocated to ESOP participants. Upon termination of their employment, participants who elect to receive their benefit payments in the form of West Suburban common stock may require the Company to purchase the common stock distributed at fair value during two 60-day periods. The first purchase period begins on the date the benefit is paid and the second purchase period begins on the first anniversary of the payment date. This contingent repurchase obligation is reflected in the Company’s financial statements as “Common stock in ESOP subject to contingent repurchase obligation” and reduces shareholders’ equity by an amount that represents the independently appraised fair value of all West Suburban common stock held by the ESOP and allocated to participants, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require the Company to purchase the shares. At December 31, 2003 and 2002, this contingent repurchase obligation reduced shareholders’ equity by $51,371 and $40,241, respectively. During 2003 and 2002, the ESOP distributed $541 and $751, respectively, in cash representing the interests of participants. In addition, the ESOP distributed 63 shares in 2003 and 3,189 shares in 2002 of West Suburban common stock. The Company believes that the ESOP will continue to have a sufficient amount of cash to distribute benefit payments to former employees and that the exercise of the right of former employees to cause the Company to purchase West Suburban common stock is unlikely.

The Company has deferred compensation agreements with certain former and current executive officers. The deferred compensation expense for the years ended December 31, 2003, 2002 and 2001 amounted to $194, $175 and $152, respectively. Executive officers can elect to defer the payment of a percentage of their salaries and cash bonuses and members of the board of directors can elect to defer the payment of their directors’ fees.

The total accumulated liability for all deferred compensation arrangements was $4,123 and $3,121 at December 31, 2003 and 2002, respectively. These amounts are included in accrued interest and other liabilities on the consolidated balance sheets.

Note 8 - Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to off-balance-sheet financial instruments to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These financial instruments involve, to varying degrees, elements of credit and interest rate risks. Such financial instruments are recorded when funded.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. These commitments are primarily unused lines of credit, undrawn portions of construction loans and commitments to make new loans. Commitments generally have fixed expiration dates or other termination provisions and may require the payment of a fee. Since many of the commitments are expected to expire without being exercised or drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

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

The Company’s exposure to credit risk in connection with commitments to extend credit and standby letters of credit is the contractual amount of those instruments before considering customer collateral or ability to repay. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company generally requires collateral or other security to support financial instruments with credit risk. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, is based on management’s credit evaluation of the customer. Collateral held varies and may include accounts receivable, inventory and equipment or commercial or residential properties. A summary of the contractual exposure to off-balance-sheet risk as of December 31 follows:

	2003			2002
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Commercial loans and lines of credit	$1,094	$145,152	$146,246	$12,539	$166,751	$179,290
Check credit lines of credit	1,354	—	1,354	1,316	—	1,316
Mortgage loans	5,251	2,899	8,150	9,096	1,472	10,568
Home equity lines of credit	—	164,967	164,967	—	166,647	166,647
Letters of credit	—	33,780	33,780	—	32,661	32,661
Credit card lines of credit	—	115,329	115,329	—	107,798	107,798
Total	$7,699	$462,127	$469,826	$22,951	$475,329	$498,280

Fixed rate commercial loan commitments at December 31, 2003 generally had interest rates ranging from 4.75% to 9.00% with remaining terms ranging from 1 to 5 years. Fixed rate mortgage loan commitments at December 31, 2003 generally had interest rates ranging from 4.75% to 6.00% with terms ranging from 5 to 30 years. Fixed rate check credit lines of credit had an interest rate of 18.00% as of December 31, 2003.

Note 9 - Commitments and Contingent Liabilities

The Company is a party to various legal actions arising from normal business activities. Management believes that pending actions are either without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company’s consolidated financial position or results of operations.

In accordance with the regulations of the Board of Governors of the Federal Reserve (the “Federal Reserve”), the Bank must maintain noninterest-earning reserves as vault cash or deposits with the Federal Reserve Bank of Chicago. At December 31, 2003, the required reserves were approximately $15,012.

Note 10 - Fair Value of Financial Instruments

The methods and assumptions used to estimate fair values of financial instruments are described as follows. For short-term assets (i.e., cash and due from banks and federal funds sold), their estimated fair values approximate their carrying values. For deposits with variable interest rates, it has been assumed that their estimated fair values approximate their carrying values. Because of their short terms, the carrying values of accrued interest receivable and payable approximate their fair value.

The fair values for securities were derived from quoted market values or, when quotes were not available, the fair values were estimated based on the rate and term of the security and information about the issuer. The fair values for loans were estimated by discounting the future expected cash flows from loan repayments using current interest rates for loans having comparable maturities and credit risk. The fair values for time deposits were estimated by discounting expected cash flows at discount rates comparable to current market rates for similar maturing liabilities.

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

The estimated fair values of the Company’s financial instruments as of December 31 are set forth in the table below:

	2003		2002
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$69,344	$69,344	$66,788	$66,788
Securities
Available for sale	458,146	458,146	273,755	273,755
Held to maturity	29,195	29,671	49,877	51,129
Federal Home Loan Bank stock	5,039	5,039	4,668	4,668
Loans, less allowance for loan losses	1,073,767	1,105,763	1,128,816	1,167,171
Accrued interest	7,869	7,869	8,407	8,407

Financial liabilities
Deposits	1,529,931	1,541,908	1,420,256	1,430,625
Accrued interest	2,986	2,986	3,511	3,511

Note 11 - Related Party Transactions

Certain executive officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, are customers of the Bank in the ordinary course of business and had loans from the Bank totaling $29,353 and $26,655 at December 31, 2003 and 2002, respectively. During 2003, $31,579 in loans and $28,881 in principal payments were made. Related parties had deposits totaling $32,351 and $23,852 at December 31, 2003 and 2002, respectively.

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

Regulations require the Company and the Bank to maintain minimum capital amounts and ratios (set forth in the following table). Management believes that as of December 31, 2003, the Company and the Bank exceeded all capital adequacy requirements.

Management’s present policy is to limit dividends from the Bank so that the Bank qualifies as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991. This policy minimizes the amount of Federal Deposit Insurance Corporation (“FDIC”) insurance premiums paid by the Bank and provides capital to fund growth. As of December 31, 2003, the Bank could pay, in the aggregate, dividends of approximately $10,600 to West Suburban while remaining a “well-capitalized” institution. Dividends from the Bank are West Suburban’s primary source of cash flow.

As of December 31, 2003 and 2002, the most recent notifications from the FDIC categorized the Bank as “well- capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized” the Bank must maintain minimum ratios for total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets as set forth in the following table. There are no conditions or events since that notification that management believes would result in a change of the category.

The capital amounts and ratios of the Company and the Bank for purposes of the prompt corrective action framework are presented in the table below:

	Actual		Minimum For Capital Adequacy Purposes		Minumum To Be Well- Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003
Total capital (to risk weighted assets)
Company	$163,675	12.0%	$109,589	8.0%	$136,986	10.0%
Bank	147,535	10.8%	109,485	8.0%	136,856	10.0%
Tier 1 capital (to risk weighted assets)
Company	149,255	10.9%	54,794	4.0%	82,191	6.0%
Bank	133,115	9.7%	54,742	4.0%	82,113	6.0%
Tier 1 capital (to average assets)
Company	149,255	8.7%	68,655	4.0%	85,819	5.0%
Bank	133,115	7.8%	68,634	4.0%	85,792	5.0%

As of December 31, 2002
Total capital (to risk weighted assets)
Company	$157,585	11.5%	$109,975	8.0%	$137,469	10.0%
Bank	146,764	10.7%	109,969	8.0%	137,462	10.0%
Tier 1 capital (to risk weighted assets)
Company	143,739	10.5%	54,988	4.0%	82,482	6.0%
Bank	132,918	9.7%	54,985	4.0%	82,477	6.0%
Tier 1 capital (to average assets)
Company	143,739	9.2%	62,570	4.0%	78,213	5.0%
Bank	132,918	8.5%	62,751	4.0%	78,439	5.0%

The appraised fair value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Note 13 - Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

	2003	2002	2001
Net unrealized holding (losses) gains on available for sale securities	$(3,389)	$5,470	$3,297
Reclassification adjustments for gains and losses later recognized in income	(2,330)	(1,017)	626
Net unrealized (losses) gains	(5,719)	4,453	3,923
Tax effect	2,268	(1,766)	(1,559)
Other comprehensive (loss) income	$(3,451)	$2,687	$2,364

Note 14 - Goodwill

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

Goodwill is carried on the Company’s balance sheet at $712 at both December 31, 2003 and 2002. The Company has no other intangible assets.

Goodwill is no longer amortized starting in 2002. The effect of not amortizing goodwill is summarized as follows:

	2003	2002	2001
Reported net income	$25,908	$17,932	$20,183
Add back: goodwill amortization	—	—	204
Adjusted net income	$25,908	$17,932	$20,387

Earnings per share
Reported net income	$59.90	$41.46	$46.67
Goodwill amortization	—	—	0.47
Adjusted net income	$59.90	$41.46	$47.14

Note 15 - Condensed Financial Information - Parent Only

Condensed Balance Sheets
December 31, 2003 and 2002

	2003	2002
Assets
Cash, substantially all on deposit in subsidiary	$18,125	$18,641
Securities available for sale (amortized cost of $2,293 in 2003)	2,291	—
Investment in subsidiary	133,061	136,151
Goodwill	712	712
Other assets	136	55
Total assets	$154,325	$155,559

Liabilities and shareholders’ equity
Dividends payable	$4,325	$7,785
Other liabilities	88	89

Common stock in ESOP subject to contingent repurchase obligation	51,371	40,241

Shareholders’ equity	98,541	107,444
Total liabilities and shareholders’ equity	$154,325	$155,559

Condensed Statements of Income
Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Income
Dividends from subsidiary	$25,586	$13,145	$13,343
Interest income
Deposits	190	259	389
Securities	2	99	374
Net realized losses on securities transactions	—	(81)	—
Total income	25,778	13,422	14,106

Expense
Goodwill amortization	—	—	204
Other	391	310	294
Total expense	391	310	498
Income before income taxes	25,387	13,112	13,608
Income tax (benefit) expense	(161)	(6)	186
Income before equity in undistributed net income of subsidiary	25,548	13,118	13,422
Equity in undistributed net income of subsidiary	360	4,814	6,761
Net income	$25,908	$17,932	$20,183

Condensed Statements of Cash Flows
Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities
Net income	$25,908	$17,932	$20,183
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income tax benefit	(20)	(12)	(5)
Equity in undistributed net income of subsidiary	(360)	(4,814)	(6,761)
Net premium amortization of securities	—	15	43
Net realized losses on securities transactions	—	81	—
Goodwill amortization	—	—	204
(Increase) decrease in other assets	(60)	102	(154)
(Decrease) increase in other liabilities	(1)	22	17
Net cash provided by operating activities	25,467	13,326	13,527
Cash flows from investing activities
Securities available for sale
Sales	—	10,429	—
Maturities	—	—	4,000
Purchases	(2,293)	—	(10,564)
Net cash (used in) provided by investing activities	(2,293)	10,429	(6,564)
Cash flows from financing activities
Cash dividends paid	(22,490)	(17,733)	(17,300)
Loan to ESOP to acquire West Suburban common stock	(1,200)	—	—
Net cash used in financing activities	(23,690)	(17,733)	(17,300)
Net (decrease) increase in cash	(516)	6,022	(10,337)
Beginning cash	18,641	12,619	22,956
Ending cash	$18,125	$18,641	$12,619

Note 16 - Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited income, expense and per share data on a quarterly basis for the three-month periods indicated:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year Ended December 31, 2003
Interest income	$19,921	$20,030	$20,401	$20,449
Interest expense	5,072	5,245	5,849	5,820
Net interest income	14,849	14,785	14,552	14,629
Provision for loan losses	—	1,250	500	400
Net interest income after provision for loan losses	14,849	13,535	14,052	14,229
Noninterest income	5,454	5,097	4,933	6,836
Noninterest expense	11,152	10,349	10,055	9,555
Income before income taxes	9,151	8,283	8,930	11,510
Income tax expense	2,683	2,563	3,015	3,705
Net income	$6,468	$5,720	$5,915	$7,805
Earnings per share	$14.93	$13.23	$13.68	$18.06

Year Ended December 31, 2002
Interest income	$20,959	$21,562	$21,680	$21,193
Interest expense	6,419	7,401	7,092	6,891
Net interest income	14,540	14,161	14,588	14,302
Provision for loan losses	5,200	775	1,025	1,125
Net interest income after provision for loan losses	9,340	13,386	13,563	13,177
Noninterest income	4,579	3,469	2,903	3,038
Noninterest expense	9,434	9,382	9,326	8,909
Income before income taxes	4,485	7,473	7,140	7,306
Income tax expense	1,300	2,552	2,413	2,207
Net income	$3,185	$4,921	$4,727	$5,099
Earnings per share	$7.36	$11.38	$10.93	$11.79

The provision for loan losses decreased $1,250 during the fourth quarter of 2003. This was due to a decrease in nonperforming loans and net loan charge-offs, as well as a continuing decline in total loans during the quarter. Noninterest expense increased $803 during the fourth quarter of 2003. This was primarily due to increased profit sharing expense resulting from an increase in the ESOP contribution percentage. The Bank’s board of directors determined that the increase in contribution percentage was appropriate in light of the Bank’s performance in 2003. During the fourth quarter of 2003, telephone expense decreased as the Company was reimbursed for overcharges.

Net interest income increased $379 during the fourth quarter 2002, as a result of a decrease in interest expense of $982. This was primarily due to continued rate reductions initiated by the Federal Reserve. Additionally, the Company experienced some run-off in higher paying time deposits. The provision for loan losses increased $4,425 during the fourth quarter of 2002. This increase was due to management’s determination that additional losses may be incurred on two commercial loan relationships.  Both of these loan relationships had been classified as non-performing throughout 2002, and the updated evaluation of the loan relationship indicated a greater risk of losses. Additionally, the Company charged-off certain commercial loans in the fourth quarter that were greater than the amount of the allowance for loan losses previously allocated to these loans and management also determined that the amount of the allowance for loan losses needed to be increased based on charge-off trends. Noninterest income increased $1,110 during the fourth quarter of 2002 primarily due to increased fees from the introduction of an overdraft protection program and a gain on the sale of other real estate. Income tax expense decreased $1,252 during the fourth quarter of 2002 primarily due to lower pre-tax income.

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)

The following information should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Company’s Consolidated Financial Statements included elsewhere in this report.

	Years Ended December 31,
	2003	2002	2001	2000	1999
Selected operating data
Interest income	$80,801	$85,394	$98,904	$103,284	$89,805
Interest expense	21,986	27,803	40,413	46,068	37,260
Net interest income	58,815	57,591	58,491	57,216	52,545
Provision for loan losses	2,150	8,125	2,950	1,500	3,084
Net interest income after provision for loan losses	56,665	49,466	55,541	55,716	49,461
Noninterest income (1)	22,320	13,989	9,684	8,309	12,305
Noninterest expense	41,111	37,051	35,467	33,727	32,667
Income before income taxes	37,874	26,404	29,758	30,298	29,099
Income tax expense	11,966	8,472	9,575	9,295	9,054
Net income	$25,908	$17,932	$20,183	$21,003	$20,045

Per share data
Earnings	$59.90	$41.46	$46.67	$48.56	$46.35
Cash dividends declared	44.00	41.50	40.00	39.50	37.50
Book value (2)	346.62	341.47	335.30	323.17	313.61

Selected balances, end of year
Securities	$492,380	$328,300	$268,815	$294,217	$337,828
Loans, less allowance for loan losses	1,073,767	1,128,816	1,093,376	1,016,140	845,706
Total assets	1,710,695	1,586,063	1,473,559	1,431,958	1,408,062
Deposits	1,529,931	1,420,256	1,309,720	1,269,954	1,254,255
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation	149,912	147,685	145,015	139,768	135,633

Ratios
Return on average total assets	1.55%	1.17%	1.40%	1.53%	1.52%
Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation	16.94%	12.01%	13.73%	14.96%	14.36%
Cash dividends declared to net income	73.45%	100.09%	85.72%	81.34%	80.91%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets	9.16%	9.76%	10.21%	10.22%	10.61%
Net interest margin (3)	3.81%	4.07%	4.39%	4.51%	4.37%

(1)               Noninterest income includes a litigation settlement of $1,085 in 2003 and $3,555 in 1999 for the settlement of a claim related to an investment that the Company made in prior years. Noninterest income also includes a write-down of $2,960 of the carrying value of securities available for sale in 2001.

(2)               Book value equals shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.

(3)     Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND
AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS

(Dollars in thousands)

The following table presents for the years indicated the total dollar amount of interest income from average interest-earning assets and their yields, as well as the interest expense on average interest-bearing liabilities and their costs, expressed both in dollars and rates. All average balances are daily average balances. To the extent received, interest on nonaccruing loans has been included in the table. Interest income on nonaccrual loans was not material in 2003, 2002 and 2001.

	Years Ended December 31,
	2003			2002			2001
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Federal funds sold	$17,947	$197	1.1%	$25,471	$418	1.6%	$20,570	$795	3.9%
Commercial paper	—	—	—%	—	—	—%	1,521	86	5.7%
Securities
Taxable	408,992	16,037	3.9%	276,019	13,495	4.9%	234,650	13,560	5.8%
Exempt from federal income tax (1)	32,098	2,114	6.6%	27,152	1,906	7.0%	26,680	2,082	7.8%
Total securities (1)	441,090	18,151	4.1%	303,171	15,401	5.1%	261,330	15,642	6.0%
Loans (1)	1,106,639	63,237	5.7%	1,102,465	70,290	6.4%	1,065,944	83,173	7.8%
Total interest-earning assets (1)	1,565,676	81,585	5.2%	1,431,107	86,109	6.0%	1,349,365	99,696	7.4%
Cash and due from banks	40,451			40,339			39,394
Premises and equipment, net	44,362			44,957			41,772
Other real estate	154			1,516			1,741
Allowance for loan losses	(14,566)			(12,901)			(11,892)
Accrued interest and other assets (2)	33,432			25,215			17,351
Total assets	$1,669,509			$1,530,233			$1,437,731
Liabilities and shareholders’ equity
Interest-bearing deposits
NOW	$289,718	730	0.3%	$260,916	1,086	0.4%	$233,765	1,972	0.8%
Money market checking	234,031	3,199	1.4%	228,555	4,428	1.9%	192,587	6,990	3.6%
Savings	414,074	5,256	1.3%	337,671	6,015	1.8%	291,569	7,634	2.6%
Time deposits
Less than $100,000	312,473	9,924	3.2%	307,122	12,697	4.1%	320,397	18,092	5.6%
$100,000 and greater	92,811	2,842	3.1%	90,053	3,536	3.9%	103,327	5,624	5.4%
Total interest-bearing deposits	1,343,107	21,951	1.6%	1,224,317	27,762	2.3%	1,141,645	40,312	3.5%
Other interest-bearing liabilities	2,464	35	1.4%	2,130	41	1.9%	2,145	101	4.7%
Total interest-bearing liabilities	1,345,571	21,986	1.6%	1,226,447	27,803	2.3%	1,143,790	40,413	3.5%
Demand-noninterest-bearing deposits	152,443			144,352			134,219
Accrued interest and other liabilities	18,567			10,157			12,735
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation	152,928			149,277			146,987
Total liabilities and shareholders’ equity	$1,669,509			$1,530,233			$1,437,731
Net interest income		$59,599			$58,306			$59,283
Interest rate spread			3.6%			3.7%			3.9%
Net interest margin (1)			3.8%			4.1%			4.4%

(1)          Interest income, net interest margin and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

(2)          The average balances of nonaccrual loans are included in accrued interest and other assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company’s financial condition as of December 31, 2003 and 2002 and the results of operations for the years ended December 31, 2003, 2002 and 2001. This discussion and analysis should be read with the financial statements, notes and tables included elsewhere in this annual report. The financial information provided below is rounded in order to simplify the presentation of management’s discussion and analysis. However, the ratios and percentages provided below are calculated using the more detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

Critical Accounting Policies

The Company’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These accounting principles, which can be complex, are significant to our financial condition and our results of operations and require management to apply significant judgment with respect to various accounting, reporting and disclosure matters. Management must use estimates, assumptions and judgments to apply these principles where actual measurements are not possible or practical. These estimates, assumptions and judgments are based on information available as of the date of this report and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of West Suburban’s Board of Directors. Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements included herein.

In management’s view, the accounting policies that are critical to the Company are those relating to estimates, assumptions and judgments regarding the determination of the adequacy of the allowance for loan losses.

Allowance for Loan Losses.  The Company maintains an allowance for loan losses at a level management believes is sufficient to absorb credit losses inherent in the loan portfolio. The allowance for loan losses represents the Company’s estimate of probable losses in the loan portfolio at each balance sheet date and is based on the review of available and relevant information. The allowance contains allocations for probable losses that have been identified relating to specific borrowing relationships as well as probable losses for pools of loans. The allowance for loan losses is reassessed monthly by the Company to determine the appropriate level of the allowance. The amount of the allowance for loan losses is determined based on a variety of factors, including assessment of the credit risk of the loans in the loan portfolio, volume of the loans, delinquent loans, evaluation of current economic conditions in the market area, actual charge-offs during the period and historical loss experience. Loan quality is continually monitored by management and reviewed by the loan committee on a monthly basis.

All categories of loans are evaluated on a category by category basis. In addition, individual commercial, construction and commercial mortgage loans are evaluated to determine if a specific loss allocation is needed for problem loans deemed to have a shortfall in collateral. Management also considers the borrower’s current economic status including liquidity and future business viability. Other factors used in the allocation of the allowance include levels and trends of past dues and charge-offs along with concentrations of credit within the commercial and commercial real estate loan portfolios. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events occur. Along with the allocation of the allowance on a category by category basis and the specific allocations for individual borrowing relationships, the allowance includes a relatively small portion that remains unallocated.

Management adjusts the allowance for loan losses by recording a provision for loan losses in an amount sufficient to maintain the allowance at the level determined appropriate. Loans are charged-off when deemed to be uncollectible by management. The Company believes that the allowance for loan losses is adequate to provide for estimated probable credit losses inherent in the loan portfolio.

Contractual Obligations, Commitments, Off-Balance Sheet Arrangements, and Contingent Liabilities

Through the normal course of operations, the Company has entered into certain contractual obligations and other commitments. Such obligations generally relate to the funding of operations through deposits, as well as leases for premises and equipment. As a financial services provider, the Company routinely enters into commitments to extend credit. While contractual obligations represent future cash requirements of the Company, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval as comparable loans made by the Company.

The following table presents the Company’s significant fixed and determinable contractual obligations and significant commitments by payment date as of December 31, 2003 (dollars in thousands). The payment amounts represent those amounts contractually due to the recipient and do not include any carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

	Note Reference	One Year or Less	Over One Year to Three Years	Over Three Years to Five Years	Over Five Years	Total
Deposits without a stated maturity	5	$1,135,629	$—	$—	$—	$1,135,629
Time deposits	5	211,615	61,256	121,431		394,302
Operating leases		137	163	48	—	348
Stored value cards		17,049	—	—	—	17,049
Commitments to extend credit
Fixed Rate	8					7,699
Variable Rate	8					462,127

Balance Sheet Analysis

Total Assets. Total assets of the Company at December 31, 2003 increased 7.9% from the prior year-end. Increases in the securities available for sale portfolio were the largest component of the increase in total assets and were partially offset by decreases in securities held to maturity and loans. Total average assets in 2003 increased 9.1% from the prior year primarily due to an increase in average securities. Asset growth was funded primarily by higher levels of deposits.

Cash and Cash Equivalents. Cash and cash equivalents at December 31, 2003 increased 3.8% from the prior year-end, due to increases in federal funds sold. These increases were primarily the result of growth in deposits.

Securities.  The Company’s available for sale securities portfolio increased 67.4% at December 31, 2003 from the prior year-end. The Company made a significant investment in U.S. government agency securities in 2003. Investing in U.S. government agency securities and classifying them as available for sale increases the Company’s liquidity and is an important element in the Company’s liquidity management in the current low interest rate environment. This practice also allows the Company to better control the level of liquidity risk and obtain a higher yield over investments such as federal funds sold over the entire interest rate cycle. The Company also increased its holdings in municipal bonds due also to favorable yields and tax-exempt status compared to alternative investments. During 2003, the Company’s accumulated other comprehensive income decreased $3.5 million due to the change in unrealized gains on securities available for sale, net of deferred tax. The Company’s held to maturity portfolio decreased 41.5% during 2003, primarily due to calls and maturities of U.S. government agency securities and the Company’s decision to classify the majority of new securities purchases as available for sale. The Company will continue to monitor its level of available for sale and held to maturity securities and will classify new securities in the appropriate category at the time of purchase. Factors to be reviewed during this process include, but are not limited to, the current interest rate and economic environments.

Loans.  Total loans outstanding at December 31, 2003 decreased 4.8% from the prior year-end primarily due to decreases in the commercial and indirect automobile loan portfolios. The commercial loan portfolio declined primarily due to pay-offs of large loans and decreases in outstanding revolving lines of credit. The decrease in the indirect automobile loan portfolio was primarily due to pre-payments and scheduled repayments as well as the effect of promotional programs offered by new automobile dealers such as 0% financing. The Company expects to see this trend continue until the automobile dealers discontinue their promotional programs. These decreases were partially offset by increases in the home equity portfolio. The growth in the home equity portfolio resulted from a combination of promotional marketing efforts for this product and the current low interest rate environment. The growth in the home equity loan portfolio was in fixed rate second mortgages.

Allowance for Loan Losses and Asset Quality. The provision for loan losses decreased 73.5% in 2003. Net loan charge-offs were $1.6 million and $6.5 million in 2003 and 2002, respectively. Nonaccrual loans increased $3.0 million in 2003. During the second quarter of 2003, one borrowing relationship consisting of commercial real estate and construction loans was classified as nonaccrual. At December 31, 2003, this borrower had a remaining principal balance of approximately $3.8 million against which a specific loss allowance of $1.2 million was allocated. Loans 90 days and more past due and still on accrual decreased $1.4 million. This was primarily due to one borrowing relationship paying off one loan in the amount of $.5 million and another loan in the amount of $.7 million being transferred to nonaccrual status. At December 31, 2003, a specific loss allowance of $2.3 million was allocated against a $6.6 million borrowing relationship.

The ratio of the allowance for loan losses to total loans outstanding was 1.33% and 1.21% at December 31, 2003 and 2002, respectively. Total nonperforming loans increased $1.6 million, or 11.4%, from year-end 2002. Most of the nonperforming loan amounts at December 31, 2003, relate to three loan relationships. The following table is an analysis of the Company’s nonperforming loans and other real estate at December 31 (dollars in thousands):

	2003	2002	2001
Loans past due 90 days or more still on accrual	$380	$1,789	$11,338
Nonaccrual loans	15,008	12,021	3,945
Total nonperforming loans	$15,388	$13,810	$15,283
Nonperforming loans as a percent of total loans	1.4%	1.2%	1.4%
Allowance for loan losses as a percent of nonperforming loans	94%	100%	80%
Other real estate	$1,266	$40	$1,410
Nonperforming assets as a percent of total assets	0.97%	0.87%	1.13%

Company-Owned Life Insurance. The cash surrender value of company-owned life insurance increased to $13.4 million at December 31, 2003 from $2.1 million at December 31, 2002. The Company acquired additional insurance to help mitigate the cost of rising employee benefits.

Other Real Estate.  During 2003, the Company acquired properties with an aggregate carrying value of $1.5 million and sold properties with an aggregate carrying value of $.3 million representing an increase in balances for the year of $1.2 million. During January 2004, the Company sold one property with a carrying value of $.3 million.

Deposits. Total deposits at December 31, 2003 increased 7.7% from the prior year-end. The increase in total deposits was primarily the result of an increase in NOW, money market checking and savings deposits. Management believes the growth in these deposit categories reflects the tendency of its customers to maintain a higher level of short-term liquid investments during periods of low interest rates. The average cost of funds for certificates of deposit was 3.15% at December 31, 2003 compared to 4.09% at December 31, 2002. In general, management promotes its deposit products when feasible while preserving the Company’s net interest margin.

Stored Value Cards.  Stored value cards increased $15.4 million from the prior year end. This liability reflects the outstanding balances of the Company’s stored value card customers. The Company anticipates that this liability will continue to grow as the Company’s various stored value card products enjoy wider acceptance and use.

Capital Resources

Shareholders’ equity at December 31, 2003 decreased 8.3% from the prior year-end as a result of dividends declared of $19.0 million and a decrease in the fair value of securities available for sale of $3.5 million, net of deferred taxes, offset by $25.9 million of net income. Additionally, shareholders’ equity was decreased by a $11.1 million increase in common stock in ESOP subject to contingent repurchase obligation. Finally, shareholders’ equity was also decreased by an amount equal to the cost of unearned ESOP shares of $1.2 million. The purchase of these shares was funded in part with a loan of $1.2 million from West Suburban. The common stock purchased by the ESOP with funds borrowed from West Suburban was not allocated to ESOP participants as of December 31, 2003.

All capital ratios are in excess of the regulatory capital requirements which call for a minimum total risk-based capital ratio of 8% for each of the Company and the Bank, a minimum Tier 1 risk-based capital ratio of 4% for each of the Company and the Bank and a minimum leverage ratio (3% for the most highly rated banks and bank holding companies that do not expect significant growth; all other institutions are required to maintain a minimum leverage capital ratio of 4% to 5% depending on their particular circumstances and risk and growth profiles) for each of the Company and the Bank. Bank holding companies and their subsidiaries are generally expected to operate at or above the minimum capital requirements. All capital ratios are in excess of regulatory minimums and should allow the Company and the Bank to operate without significant capital adequacy concerns.

Management has been advised that as of December 31, 2003 and 2002, the Bank qualified as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended. On a consolidated basis, the Company also exceeded regulatory capital requirements. In accordance with applicable regulations, the appraised fair value of West Suburban common stock owned by the ESOP and allocated to participants is included in Tier 1 capital.

Liquidity

Effective liquidity management ensures there is sufficient cash flow to satisfy demand for credit and deposit withdrawals and to take advantage of earnings enhancement opportunities. A large, stable core deposit base and a strong capital position are the solid foundation for the Company’s liquidity position. Liquidity is enhanced by a securities portfolio structured to provide liquidity as needed. The Company also maintains relationships with correspondent banks to purchase federal funds subject to underwriting and collateral requirements. Additionally, subject to credit underwriting, collateral, capital stock, and other requirements of the Federal Home Loan Bank of Chicago (“FHLB”), the Company is able to borrow from the FHLB on a “same day” basis. As of December 31, 2003, the Company could have borrowed up to approximately $101 million from the FHLB secured by certain of its real estate loans and securities. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity and maturity schedules of earning assets and liabilities.

Generally, the Company uses cash and cash equivalents and securities available for sale to meet its liquidity needs. As of December 31, 2003 and December 31, 2002, these liquid assets represented 30.8% and 21.5% of total assets, respectively. During 2003, the Company’s cash and cash equivalents increased $2.6 million. In 2003, net cash provided by operating activities was $33.2 million, while net cash used in investing activities was $132.0 million. The net cash used in investing activities was primarily used to purchase securities available for sale. Net cash flows provided by financing activities were $101.4 million in 2003, resulting primarily from deposit growth. Management expects operations to be a continuing source of cash flow in the future.

Income Statement Analysis – 2003 Compared to 2002

General. The Company’s net income increased 44.5% in 2003, partially due to a decrease in the provision for loan losses of $6.0 million. Net income was also positively affected by an increase in net interest income of $1.2 million and an increase in total noninterest income of $8.3 million. These increases to income and decreases to expense were partially offset by increases in total noninterest expense of $4.1 million and to income tax expense of $3.5 million.

Net Interest Income. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by changes in the volume and yield on interest-earning assets and the volume and rates on interest-bearing liabilities. Interest-earning assets consist of federal funds sold, commercial paper, securities and loans. Interest-bearing liabilities primarily consist of deposits. The net interest margin is the percentage of tax equivalent net interest income to average earning assets. The Company’s net interest margin decreased to 3.8% in 2003 compared to 4.1% in 2002.

Total interest income (on a fully tax-equivalent basis) decreased 5.3% in 2003 primarily due to declining yields from assets in the Company’s loan portfolio. Average loans in 2003 increased .4% while the yield on the portfolio decreased 67 basis points. Yields on the Company’s real estate loan portfolio declined 80 basis points during this period. This yield declined due to the Company experiencing the continued effects of refinancing activity in its real estate loan portfolio. Yields on the Company’s home equity loan portfolio declined 60 basis points during the period. Yields of fixed rate home equity loans have declined due to reductions in the Company’s rates on new fixed rate home equity loans reflective of the current interest rate environment. Yields on variable rate home equity lines of credit vary with the prime rate on semi-annual repricing dates. The average prime rate in 2003 was 4.12% compared to 4.68% in 2002. Yields on the commercial loan portfolio declined 65 basis points during this period. The majority of commercial loans have adjustable rates that are tied to one of a number of rate indices. Generally, these indices have decreased due to reductions in interest rates when compared to 2002. Yields on taxable securities decreased 97 basis points in 2003 primarily as a result of the Company’s reinvestment of proceeds from called and matured securities at lower rates.

Total interest expense decreased 20.9% in 2003. Interest on deposits, which accounted for substantially all of this change, decreased primarily due to lower market interest rates. The Company lowered interest rates on all categories of deposits in response to the significant decline in market rates. The yield on interest-bearing deposits decreased 64 basis points to 1.63% in 2003 compared to 2.27% in 2002.

The following table reflects the impact of changes in volume and rates of interest-earning assets and interest-bearing liabilities on a tax equivalent basis for the years ended December 31, 2003 and 2002 (dollars in thousands):

	2003 compared to 2002			2002 compared to 2001
	Change due to		Total Change	Change due to		Total Change
	Volume	Rate		Volume	Rate
Interest Income
Federal funds sold	$(83)	$(138)	$(221)	$81	$(458)	$(377)
Commercial paper	—	—	—	(86)	—	(86)
Securities	5,675	(2,925)	2,750	2,125	(2,366)	(241)
Loans	239	(7,292)	(7,053)	2,328	(15,211)	(12,883)
Total interest income	5,831	(10,355)	(4,524)	4,448	(18,035)	(13,587)

Interest Expense
Interest-bearing deposits	1,941	(7,752)	(5,811)	1,876	(14,426)	(12,550)
Other interest-bearing liabilities	5	(11)	(6)	—	(60)	(60)
Total interest expense	1,946	(7,763)	(5,817)	1,876	(14,486)	(12,610)
Net interest income	$3,885	$(2,592)	$1,293	$2,572	$(3,549)	$(977)

Provision for Loan Losses. The Company’s provision for loan losses decreased 73.5% in 2003. The decreased expense in 2003 was primarily due to $5.0 million less of net loan charge-offs and a $54.5 million decrease in total loans compared to 2002. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this report.

Noninterest Income. Total noninterest income increased 59.6% during 2003 compared to 2002. Service fees on deposit accounts increased $2.8 million primarily as a result of the implementation of an overdraft program that provides flexibility to certain customers of the Company. Management anticipates that the future growth in income generated from this program will slow but believes the program will continue to enhance fee income. Debit card fees increased $.1 million due to increased usage. Net realized gains on securities transactions increased $1.3 million. Management does not anticipate that the Company will continue to realize significant gains from sales of securities. This was evident during the fourth quarter of 2003 when the amount of gains were nominal. The Company also experienced an increase in net gains on sales of loans held for sale of $.2 million due to higher activity resulting from a strong mortgage refinancing market. Management anticipates the volume of this activity to decline in the coming quarters due to the reduction in the number of customers who have not refinanced during the low interest rate environment. The Company also recorded $1.1 million of additional income in connection with a litigation settlement. Stored value card income increased $3.1 million during 2003 compared to 2002. The Company anticipates income will continue to grow as the Company’s various stored value card products enjoy wider acceptance and the use of these products grows. Other noninterest income decreased $.2 million primarily due to reduced recoveries of expenses incurred in connection with a problem asset.

Noninterest Expense.  Total noninterest expense increased 11.0% during 2003 compared to 2002. Salary and employee benefits increased $2.0 million primarily as a result of increased ESOP contribution expense, higher compensation to employees driven by the performance of the Company in 2003, the expansion of the stored value department as well as normal salary increases and increased medical insurance costs. The number of full-time equivalent employees was 499 at December 31, 2003 compared to 487 at December 31, 2002. Occupancy expense increased $.2 million primarily due to increases in depreciation and maintenance expense on Bank facilities. Furniture and equipment expense increased $.1 million primarily due to increased depreciation costs of data processing equipment, which includes a new mainframe computer purchased in 2002. Advertising and promotion expense decreased $.5 million primarily due to the Company reducing the amount of advertising it outsourced to an ad agency. Professional fees increased $.1 million due to increased legal fees in connection with problem loans and the development of stored value card products. Stored value card expense, including expenses relating to the production of cards, postage and processing services, increased $1.7 million during 2003. Other noninterest expense increased $.5 million primarily due to the payment of real estate taxes on properties securing delinquent loans. Additionally, the Company experienced an increase in postage expense due to increased mailing which promoted home equity and retail banking products and services. These increases were partially offset by a decrease in telephone expense which occurred due to a refund from overpayments on data and telephone lines. The Company’s efficiency ratio, a measure of the amount of expense needed to generate each dollar of income, was 51% in 2003 and 52% in 2002.

Income Taxes. Income tax expense increased 41.2% in 2003, primarily due to higher pre-tax income. The effective tax rates for the years ended December 31, 2003 and 2002 were 31.6% and 32.1%, respectively. The lower effective tax rate in 2003 was due to a refund of a prior year’s state income taxes. The refund resulted from amending the prior year’s state income tax return due to changes in regulations relating to the apportionment of income.

Income Statement Analysis – 2002 Compared to 2001

General. The Company’s net income decreased 11.2% in 2002, primarily due to an increase in the provision for loan losses of $5.2 million. Net income was also affected negatively by a decrease in net interest income of $.9 million and an increase in total noninterest expense of $1.6 million. These decreases to income and increases to expense were partially offset by an increase to total noninterest income of $4.3 million and a decrease to income tax expense of $1.1 million.

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

Provision for Loan Losses. The Company’s provision for loan losses increased 175.4% in 2002. The increase in the provision for loan losses was due to increased loan volume and increased net loan charge-offs.

Noninterest Income. Total noninterest income increased 44.5% in 2002. Service fees on deposit accounts increased $1.7 million. This resulted primarily from business demand deposit customers earning lower interest credit on their balances as a result of the lower interest rate environment in 2002. In addition, average demand-noninterest-bearing and NOW accounts, which generate most of the service charge income, increased 7.5% and 11.6%, respectively, in 2002. The Company also implemented a new overdraft program in the fourth quarter of 2002. This program resulted in additional service fee income being recorded. The Company experienced a net increase of $1.6 million in net gains on securities primarily due to the absence of $3.0 million of impairment losses on corporate debt securities recognized in 2001. Debit card fees increased $.3 million as a result of increased usage. The Company also experienced an increase in net gain on sales of loans held for sale of $.3 million due to higher activity resulting from a strong mortgage refinancing market. Stored value card income increased $.5 million from 2001.

Noninterest Expense. Total noninterest expense increased 4.5% in 2002. Salaries and employee benefits were essentially unchanged primarily as a result of staffing reductions and reduced bonus and ESOP expense partially offset by normal salary increases. The number of full-time equivalent employees was 487 and 527 at December 31, 2002 and 2001, respectively. Occupancy expense increased $.2 million primarily due to increased depreciation and real estate tax expense associated with the opening of the Oswego and Chicago Avenue facilities along with the cost associated with operating the South Elgin facility for a full year. Advertising and promotion increased $.5 million primarily due to more aggressive advertising efforts. Stored value card expense increased $.8 million from 2001.The largest of these expenses are costs for the stored value cards, postage and processing. The Company’s efficiency ratio, a measure of the amount of expense needed to generate each dollar of income was 52% in both 2002 and 2001.

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

Movements in general market interest rates are a key element in changes in the net interest margin. The Company’s policy is to manage its balance sheet so that fluctuations in the net interest margin are minimized regardless of the level of interest rates, although the net interest margin does vary somewhat due to management’s response to increasing competition from other financial institutions.

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

Listed below are the Company’s projected changes in net interest income over a twelve-month horizon for the various rate shock levels as of the periods indicated (dollars in thousands):

	Amount	Dollar Change	Percent Change
December 31, 2003
+200 basis points	$46,400	$(12,002)	-20.6%
+100 basis points	52,376	(6,026)	-10.3%
Base	58,402
-100 basis points	51,988	(6,414)	-11.0%
-200 basis points	N/A	N/A	N/A

December 31, 2002
+200 basis points	$47,711	$(9,368)	-16.4%
+100 basis points	52,436	(4,643)	-8.1%
Base	57,079
-100 basis points	52,864	(4,215)	-7.4%
-200 basis points	N/A	N/A	N/A

A projected 200 basis point drop in market rates at December 31, 2003 and 2002 is not relevant due to the current low interest rate environment.

Effects of Inflation

Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company’s performance than do the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or experience the same magnitude of change as goods and services, since such prices are affected by inflation. In the current economic environment, liquidity and interest rate adjustments are features of the Company’s asset/liability management, which are important to the maintenance of acceptable performance levels. The Company attempts to maintain a balance between monetary assets and monetary liabilities, over time, to offset the potential effects of changing interest rates.

BOARDS OF DIRECTORS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chairman of the Board
David S. Bell	Certified Public Accountant
Duane G. Debs	President and Chief Financial Officer
Charles P. Howard	Parkview Community Church, Business Administrator
Peggy P. LoCicero	Former Banker

West Suburban Bank

Robert W. Schulz	Chairman; Oliver Hoffmann Corporation, Vice President and Treasurer
Keith W. Acker	President
Craig R. Acker	Former Banker
Earl K. Harbaugh	Ditch Witch Midwest, President
Ronald J. Kuhn	Harry W. Kuhn, Inc., Chairman, Secretary and Treasurer
Paul J. Lehman	The Macom Corporation, President
John G. Williams	Bracing Systems, Vice President

OFFICERS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chief Executive Officer
Duane G. Debs	President and Chief Financial Officer
Keith W. Acker	Chief Operations Officer
Michael P. Brosnahan	Vice President
Michael J. Lynch	Director of Internal Audit
David J. Mulkerin	Chief Compliance Officer
George E. Ranstead	Secretary to the Board and Treasurer

West Suburban Bank

Senior Officers
Keith W. Acker	President, Trust Officer
Kevin J. Acker	Senior Vice President, Marketing
Michael P. Brosnahan	Senior Vice President, Commercial Lending and Community Reinvestment Act Officer
James T. Chippas	Senior Vice President, Consumer Lending
Duane G. Debs	Senior Vice President, Comptroller and Trust Officer
Daniel P. Grotto	Senior Vice President, Business Development and Prepaid Solutions

Building Management
Edward J. Garvey	Vice President, Building Management

Business Development
Doug R. Bobenhouse	Business Development and Sales Manager - Prepaid Solutions

Commercial Loans
Stanley C. Celner, Jr.	Vice President, Commercial Loans
Grant O. Cowen	Vice President, Commercial Loans
Timothy P. Dineen	Vice President, Commercial Real Estate Loans
Michael F. Moone	Vice President, Commercial Real Estate Loans
David S. Orr	Vice President, Commercial Loans
Edwin S. Stephens IV	Vice President, Commercial Loans
Richard D. Yanney	Vice President, Commercial Loans
Gregory L. Young	Vice President, Commercial Loans
John J. Schroeder	Commercial Loan Officer

Compliance
David J. Mulkerin	Chief Compliance Officer

Comptroller’s Department
George E. Ranstead	Vice President, Assistant Comptroller and Investment Officer

Consumer Loans
William H. Hunter	Vice President, Consumer Loans
Keith J. Larson	Vice President, Consumer Loans
Cynthia A. Meredith	Vice President, Consumer Loans
Charles J. Svoboda	Vice President, Consumer Loans
David J. Wanek	Assistant Vice President, Consumer Loans

Electronic Services
Janet L. Kemble	Assistant Vice President, Electronic Services

Financial Services
Michael Abbatacola	Vice President, Financial Services

Human Resources
Mary Ellen Condon	Vice President, Human Resources

Information Systems
Steven A. Jennrich	Vice President, Information Systems
Jacqueline R. Weigand	Vice President, Project Manager

Internal Audit
Michael J. Lynch	Vice President, Director of Internal Audit

Loan Operations
Sandra C. Boyce	Vice President, Residential Mortgage Loan Processing
Gary H. Brandes	Vice President, Consumer Loan Operations
Kevin Bussey	Vice President, Collections
Debra H. Crowley	Vice President, Commercial Loan Operations
Lawrence J. Ortman	Vice President, Credit Analysis and Loan Review

Marketing
Denise M. Zatarski	Director of Marketing

Operations
Danielle Budig	Vice President, Operations and Visa
Jill C. Davenport	Assistant Vice President, Operations

Purchasing
Helen G. Schmitt	Assistant Vice President, Purchasing

Retail Banking
Jack Buscemi	Vice President, Retail Banking and Loss Prevention
Marcia K. Worobec	Vice President, Branch Operations and Branch Manager - Westmore, Metra
Kathleen M. Brockman	Assistant Vice President, Branch Manager - Lake Street
Sharon Buck	Assistant Vice President, Branch Manager - Montgomery
Jeanne L. Carlisle	Assistant Vice President, Branch Manager - Bolingbrook West
Beverly D. Cornelious	Assistant Vice President, Branch Manager - Bolingbrook East
Gina M. Corral	Assistant Vice President, Staff Manager
Barbara D. Darden	Assistant Vice President, Branch Manager - Chicago Avenue, Naperville
Robert G. Dover, Jr.	Assistant Vice President, Branch Manager - St. Charles
Yolanda V. Dunn	Assistant Vice President, Branch Manager - Eola Road
Joyce M. Fedele	Assistant Vice President, Branch Manager - Charlestowne
Sharon A. Fonte	Assistant Vice President, Branch Manager - Glendale Heights
Priya Hira	Assistant Vice President, Branch Manager - Villa Park
Kirsten L. Jensen	Assistant Vice President, Branch Manager - Bartlett, South Elgin
Amy Mazzoccoli	Assistant Vice President, Branch Manager - Warrenville
Terry Leitner	Assistant Vice President, Branch Manager - 75th Street, Westmont
Cheryl M. Looby	Assistant Vice President, Branch Manager - Oakbrook Terrace
Jeffery W. Miska	Assistant Vice President, Branch Manager - Cass Avenue
Susan Neustrom	Assistant Vice President, Branch Manager - Downtown Downers
Brian S. Nickleski	Assistant Vice President, Branch Manager - South Main
Gwen B. O’Loughlin	Assistant Vice President, Branch Manager - North Main
Robert L. Pauling	Assistant Vice President, Branch Manager - Stratford Square
Cynthia A. Picton	Assistant Vice President, Branch Manager - Galena
Kay J. Piotrowski	Assistant Vice President, Branch Manager - Carol Stream, Fair Oaks
Lisa M. Schmidt	Assistant Vice President, Branch Manager - Danada, Wheaton
Jerome F. Sheeman	Assistant Vice President, Branch Manager - Finley Road
Joseph M. Sperlik	Assistant Vice President, Branch Manager - Romeoville
Jose L. Valdez	Assistant Vice President, Branch Manager - Oswego
Timothy C. Voreis	Assistant Vice President, Branch Manager - President Street

Secretary to the Board
Jay J.P. Greifenkamp	Assistant Vice President, Financial Analyst and Secretary to the Board

Travel with West Suburban
Dennis A. Woodyatt	Travel Agent

Trust
Christine H. Pawlak	Trust Officer

West Suburban Insurance Services
Patricia Falstrom	Insurance Agent

Addresses of West Suburban Facilities

Aurora

Eola Road Branch: 335 North Eola Road, Aurora, Illinois 60504 - (630) 898-7072

Galena Branch: 2000 West Galena Boulevard, Aurora, Illinois 60506 - (630) 896-7000

Lake Street Branch: 101 North Lake Street, Aurora, Illinois 60506 - (630) 844-5200

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

Limited-Service Branches

Beacon Hill Retirement Community: Lombard, Illinois 60148

Financial Center: 717 South Meyers Road, Lombard, Illinois 60148

Lexington Health Care Center of Elmhurst: Elmhurst, Illinois 60126

Lexington Health Care Center of Lombard: Lombard, Illinois 60148

Subsidiary

West Suburban Insurance Services, Inc.: 711 South Meyers Road, Lombard, Illinois 60148 - (630) 652-2550

Other Services

Prepaid Solutions Group: 17W754 22nd Street, Oakbrook Terrace, Illinois 60181 - (630) 652-2500

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

Duane G. Debs

President and Chief Financial Officer

West Suburban Bancorp, Inc.

2800 Finley Road

Downers Grove, Illinois 60515

(630) 652-2801

Annual Meeting of Shareholders

The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 12, 2004 at 8:00 a.m. All shareholders are cordially invited to attend.

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

Crowe Chizek and Company LLC

One Mid America Plaza, Suite 700

Post Office Box 3697

Oak Brook, Illinois 60522

Corporate Counsel

Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC

333 West Wacker Drive, Suite 2700

Chicago, Illinois 60606

MEMBER FDIC

[EQUAL HOUSING LENDER LOGO]