Form 10-K, Exhibit 13
period 2004-12-31
WEST SUBURBAN BANCORP INC
filed 2005-03-14
CIK 805080

Exhibit 13

Profile

West Suburban Bancorp, Inc. (“West Suburban”) is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the “Bank” and, together with West Suburban, the “Company”). The Company had total assets at December 31, 2004 of approximately $1.75 billion. The Bank is one of the largest independent banks headquartered in DuPage County.

West Suburban Bancorp, Inc. Financial Highlights

	Years Ended December 31, (Dollars in thousands, except per share data)
	2004	2003	2002	2001	2000
Net income	$23,658	$25,908	$17,932	$20,183	$21,003
Per share data
Earnings	54.82	59.90	41.46	46.67	48.56
Book value (1)	347.87	346.62	341.47	335.30	323.17
Net loans	1,046,125	1,074,215	1,128,816	1,093,376	1,016,140
Total assets	1,748,049	1,710,695	1,586,063	1,473,559	1,431,958
Deposits	1,569,742	1,529,931	1,420,256	1,309,720	1,269,954

(1)          Book value per share represents the aggregate amount of shareholders’ equity and common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.

Table of Contents

Profile	1
Special Note Concerning Forward-Looking Statements	2
Letter to Our Shareholders, Customers and Friends	3
Common Stock, Book Value and Dividends	4
Business Review	4
Report of Independent Registered Public Accounting Firm	5
Consolidated Financial Statements	6
Notes to Consolidated Financial Statements	10
Report by Management on Internal Control Over Financial Reporting	27
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	28
Selected Financial Data	30
Average Balance Sheets, Net Interest Income and Average Rates and Yields on a Tax Equivalent Basis	31
Management’s Discussion and Analysis of Financial Condition and Results of Operations	32
Boards of Directors and Officers	41
Addresses of West Suburban Facilities	44
Map of Facilities	46
Shareholder Information	47

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

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the local and national economy; (ii) the economic impact of terrorist activities and military actions; (iii) the timely development and acceptance of new products and services, including products and services offered through alternative delivery channels such as the Internet; (iv) changes in federal, state and local laws, regulations and governmental policies (including laws, regulations and government policies relating to taxation) concerning the Company’s general business; (v) changes in interest rates and prepayment rates of the Company’s assets; (vi) increased competition in the financial services sector and the inability to attract new customers and retain existing customers; (vii) changes in technology implemented by the Company and by other parties including technological changes implemented for, or related to, the Company’s website or new products such as prepaid solutions cards, payroll cards and other similar products and services; (viii) the inability to develop and maintain secure and reliable electronic systems including systems developed for the Company’s website or new products such as prepaid solutions cards, payroll cards and other similar products and services; (ix) the loss of key executives or employees and the difficulty in replacing them; (x) changes in consumer spending and saving; (xi) unexpected results of acquisitions; (xii) unexpected outcomes of existing or new litigation involving the Company; (xiii) changes in accounting policies and practices; and (xiv) the inability of the Company to manage the risks associated with the foregoing as well as anticipated. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included in the Company’s filings with the Securities and Exchange Commission.

To Our Shareholders, Customers and Friends

In 2004, West Suburban was presented with a number of opportunities and challenges. Our continuing introduction and development of innovative products and services, as well as our commitment to profitable growth allowed us to leverage the opportunities and overcome the challenges. Our success resulted in continuing growth in our deposits, continuing growth in our home equity loan originations and significant improvement in our asset quality. We are proud of our performance – particularly in light of the volatile interest rate environment and the increasingly competitive marketplace that we face.

Our deposits grew nearly 3% during 2004. We also reduced our nonperforming loans by 68.5% last year. We take pride in our loan underwriting standards and will continue to strive to minimize loan losses. In addition, over the past two years, we have increased our home equity loan portfolio by more than 40%. In 2005, we will reach out to the business sector through a marketing campaign intended to increase our commercial loans.

Our performance in 2004 allowed us to continue to pay strong dividends. We paid our shareholders $50.00 per share representing aggregate cash distributions of more than $21.6 million. We are also pleased to report that despite our generous dividend payments, our book value per share increased to $347.87 at the end of 2004 from $346.62 at the end of 2003. Our continued strong performance has allowed our shareholders to realize a return on average shareholders’ equity plus common stock in ESOP subject to repurchase obligation of 15.58% in 2004 and 16.94% in 2003.

An additional challenge that we faced in 2004 was the implementation of our compliance efforts relating to Section 404 of the Sarbanes-Oxley Act. As a company that is subject to regulation by the Securities and Exchange Commission, West Suburban was required to implement extensive procedures intended to subject our internal control over financial reporting to rigorous testing and ultimately resulting in voluminous documentation. A new report on internal control over financial reporting is included on page 27 of this Annual Report and indicates that management concluded that as of December 31, 2004, the Company maintained effective internal control over financial reporting.

At West Suburban, we have a strong commitment to the communities we serve as evidenced by the various programs and organizations in which our employees are involved. These programs and organizations include Christmas in April, DuPage Pads, Family Shelter Service, DuPage County Continuum of Care, CASA of DuPage, Hessed House, local school boards, Lions Clubs, Rotary Clubs, chambers of commerce, as well as various other local and national organizations.

As in the past, we continue to provide our customers traditional banking products such as checking, savings and certificate of deposit accounts as well as competitive home equity and residential mortgage loans. We will continue to enhance our online banking services at www.westsuburbanbank.com in order to offer our customers improved accessibility 24 hours a day, seven days a week. Our new consumer banking initiatives will not distract us from our commitments to our business customers. We value these relationships and appreciate that our future success depends upon our ability to continue to be a good partner to business throughout the communities we serve.

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

Common Stock, Book Value and Dividends

West Suburban has a single class of common stock issued and outstanding. The common stock is not traded on any stock exchange or on the over-the-counter market. West Suburban’s per share book value as of the end of each quarter and dividends declared for the last two years are set forth below:

Year	Quarter	Book Value (1)	Dividends Declared
2004	4th	$347.87	$20.00
	3rd	355.89	10.00
	2nd	336.47	10.00
	1st	357.38	10.00

2003	4th	$346.62	$20.00
	3rd	357.02	8.00
	2nd	357.98	8.00
	1st	348.84	8.00

(1)          Book value per share represents the aggregate amount of shareholders’ equity and common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.

The dividends declared during the 4th quarter of 2004 included a special $10.00 per share dividend payable on December 15, 2004 to shareholders of record as of December 1, 2004. Similarly, the dividend declared during the 4th quarter of 2003 included a special $10.00 per share dividend payable on December 15, 2003 to shareholders of record as of December 1, 2003.

Business Review

As of December 31, 2004, the Company had total assets of approximately $1.75 billion and maintained 33 full-service branches, four limited-service branches and six departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. The Bank focuses on providing retail and commercial banking products and services in its market area. The Company had 497 full-time equivalent employees at December 31, 2004.

[WSB LOGO]

[CROWE CHIZEK LOGO]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

West Suburban Bancorp, Inc.

Lombard, Illinois

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc. (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2005 expressed an unqualified opinion therein.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
February 25, 2005

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(Dollars in thousands)

	2004	2003
Assets
Cash and due from banks	$40,402	$42,500
Federal funds sold	10,998	26,844
Total cash and cash equivalents	51,400	69,344
Securities
Available for sale (amortized cost of $486,663 in 2004 and $458,746 in 2003)	481,595	458,146
Held to maturity (fair value of $71,690 in 2004 and $29,671 in 2003)	71,936	29,195
Federal Home Loan Bank stock	5,352	5,039
Total securities	558,883	492,380
Loans, less allowance for loan losses of $10,527 in 2004 and $14,420 in 2003	1,046,125	1,074,215
Cash surrender value of life insurance	30,296	13,416
Premises and equipment, net	40,641	42,896
Other real estate	3,156	1,266
Accrued interest and other assets	17,548	17,178
Total assets	$1,748,049	$1,710,695

Liabilities and shareholders’ equity
Deposits
Demand-noninterest-bearing	$153,081	$143,440
Interest-bearing	1,416,661	1,386,491
Total deposits	1,569,742	1,529,931
Prepaid solutions cards	11,646	17,049
Accrued interest and other liabilities	16,207	13,803

Common stock in ESOP subject to contingent repurchase obligation	53,959	51,371

Shareholders’ equity
Common stock, no par value; 15,000,000 shares authorized; 432,495 shares issued and outstanding	3,457	3,457
Surplus	38,066	38,066
Retained earnings	111,985	109,952
Accumulated other comprehensive loss	(3,054)	(363)
Unearned ESOP shares	—	(1,200)
Amount reclassified on ESOP shares	(53,959)	(51,371)
Total shareholders’ equity	96,495	98,541
Total liabilities and shareholders’ equity	$1,748,049	$1,710,695

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Dollars in thousands, except per share data)

	2004	2003	2002
Interest income
Loans, including fees	$59,204	$63,193	$70,242
Securities
Taxable	18,158	16,037	13,495
Exempt from federal income tax	1,601	1,374	1,239
Federal funds sold	363	197	418
Total interest income	79,326	80,801	85,394

Interest expense
Deposits	21,805	21,951	27,762
Other	34	35	41
Total interest expense	21,839	21,986	27,803
Net interest income	57,487	58,815	57,591
Provision for loan losses	200	2,150	8,125
Net interest income after provision for loan losses	57,287	56,665	49,466

Noninterest income
Service fees on deposit accounts	7,808	8,229	5,450
Debit card fees	1,751	1,692	1,575
Net realized (losses) gains on securities transactions	(2,004)	2,330	1,017
Net gain on sales of loans held for sale	230	834	676
Litigation settlement	—	1,085	—
Prepaid solutions cards	5,734	3,631	506
Other	4,707	4,519	4,765
Total noninterest income	18,226	22,320	13,989

Noninterest expense
Salaries and employee benefits	21,513	21,769	19,730
Occupancy	4,011	3,979	3,753
Furniture and equipment	4,644	4,593	4,497
Advertising and promotion	1,459	1,296	1,842
Professional fees	1,292	1,028	945
Prepaid solutions cards	3,975	2,488	779
Other	6,032	5,958	5,505
Total noninterest expense	42,926	41,111	37,051

Income before income taxes	32,587	37,874	26,404
Income tax expense	8,929	11,966	8,472
Net income	$23,658	$25,908	$17,932

Earnings per share	$54.82	$59.90	$41.46
Average shares outstanding	431,546	432,485	432,495

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Dollars in thousands, except per share data)

	Common Stock and Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Amount Reclassified on ESOP Shares	Total Shareholders’ Equity	Common Stock in ESOP Subject to Contingent Repurchase Obligation
Balance, January 1, 2002	$41,523	$103,091	$401	$—	$(40,645)	$104,370	$40,645

Comprehensive income
Net income	—	17,932	—	—	—	17,932	—
Change in unrealized gain on available for sale securities, net of reclassification and tax effects	—	—	2,687	—	—	2,687	—
Total comprehensive income	—	—	—	—	—	20,619	—
Cash dividends declared - $41.50 per share	—	(17,949)	—	—	—	(17,949)	—
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—	—	404	404	(404)
Balance, December 31, 2002	41,523	103,074	3,088	—	(40,241)	107,444	40,241

Comprehensive income
Net income	—	25,908	—	—	—	25,908	—
Change in unrealized gain (loss) on available for sale securities, net of reclassification and tax effects	—	—	(3,451)	—	—	(3,451)	—
Total comprehensive income	—	—	—	—	—	22,457	—
Cash dividends declared - $44.00 per share	—	(19,030)	—	—	—	(19,030)	—
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—	—	(11,130)	(11,130)	11,130
ESOP shares committed to be released	—	—	—	(1,200)	—	(1,200)	—
Balance, December 31, 2003	41,523	109,952	(363)	(1,200)	(51,371)	98,541	51,371

Comprehensive income
Net income	—	23,658	—	—	—	23,658	—
Change in unrealized loss on available for sale securities, net of reclassification and tax effects	—	—	(2,691)	—	—	(2,691)	—
Total comprehensive income	—	—	—	—	—	20,967	—
Cash dividends declared - $50.00 per share	—	(21,625)	—	—	—	(21,625)	—
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—	—	(2,588)	(2,588)	2,588
ESOP shares released	—	—	—	1,200	—	1,200	—
Balance, December 31, 2004	$41,523	$111,985	$(3,054)	$—	$(53,959)	$96,495	$53,959

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Dollars in thousands)

	2004	2003	2002
Cash flows from operating activities
Net income	$23,658	$25,908	$17,932
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	3,648	4,033	3,816
Provision for loan losses	200	2,150	8,125
Deferred income tax provision (benefit)	755	(386)	(717)
Net premium amortization of securities	1,863	2,016	868
Net realized losses (gains) on securities transactions	2,004	(2,330)	(1,017)
Federal Home Loan Bank stock dividends	(313)	(371)	(234)
Increase in cash surrender value of bank-owned life insurance	(1,880)	(1,280)	(427)
Amortization of deferred loan fees	326	405	142
Net gain on sales of loans held for sale	(230)	(834)	(676)
Sales of loans held for sale	16,267	70,307	53,532
Origination of loans held for sale	(15,435)	(66,238)	(51,240)
Net loss on sales of premises and equipment	11	4	94
Net loss (gain) on sales of other real estate	144	—	(451)
ESOP compensation expense	1,200	—	—
Write-down of other real estate	—	40	—
Decrease (increase) in accrued interest and other assets	652	(182)	1,905
Increase (decrease) in accrued interest and other liabilities	2,404	805	(2,724)
Net cash provided by operating activities	35,274	34,047	28,928
Cash flows from investing activities
Securities available for sale
Sales	250,225	128,537	122,069
Maturities and calls	130,711	267,061	114,496
Purchases	(412,771)	(585,399)	(362,246)
Securities held to maturity
Maturities and calls	12,685	20,926	81,902
Purchases	(55,375)	(239)	(10,870)
Net decrease (increase) in loans	21,315	47,337	(45,181)
Investment in bank-owned life insurance policies	(15,000)	(10,000)	—
Purchases of premises and equipment	(1,408)	(1,293)	(5,727)
Sales of premises and equipment	4	1	53
Sales of other real estate	3,613	208	1,821
Net cash used in investing activities	(66,001)	(132,861)	(103,683)
Cash flows from financing activities
Net increase in deposits	39,811	109,675	110,536
Loan to ESOP to acquire West Suburban common stock	—	(1,200)	—
(Decrease) increase in prepaid solutions cards	(5,403)	15,385	1,664
Dividends paid	(21,625)	(22,490)	(17,733)
Net cash provided by financing activities	12,783	101,370	94,467
Net (decrease) increase in cash and cash equivalents	(17,944)	2,556	19,712
Beginning cash and cash equivalents	69,344	66,788	47,076
Ending cash and cash equivalents	$51,400	$69,344	$66,788
Supplemental disclosures
Cash paid for
Interest	$20,750	$22,511	$29,828
Income taxes	8,090	12,964	7,823
Other real estate acquired through loan foreclosures	5,647	1,474	—

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Note 1 - Nature of Business and Summary of Significant Accounting Policies

West Suburban Bancorp, Inc. (“West Suburban”) through the branch network of its subsidiary, West Suburban Bank (the “Bank” and, together with West Suburban, the “Company”), operates 33 full-service branches, four limited-service branches and six departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. Customers in these areas are the primary consumers of the Company’s loan and deposit products and services. Although borrower cash flow is expected to be the primary source of repayment, the Company’s loans are generally secured by various forms of collateral including real estate, business assets, consumer goods, personal guarantees and other items.

Operating Segments

While the Company’s senior management monitors the revenue streams derived from various individual and groups of products and services, any identifiable segments are not material. Moreover, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company’s operations are considered by management to be aggregated in one reportable operating segment.

Principles of Consolidation

The consolidated financial statements include the accounts of West Suburban and the Bank. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions, which are subject to change, based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, impairment of securities and status of contingencies are particularly subject to change.

Securities

Debt and marketable equity securities are classified into two categories, “available for sale” and “held to maturity.” Available for sale securities are carried at fair value with net unrealized gains and losses (net of deferred tax) reported in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. Held to maturity securities are carried at amortized cost as the Company has both the ability and positive intent to hold them to maturity. Other securities such as Federal Home Loan Bank stock are carried at cost. Interest income includes amortization of purchase premium and accretion of purchase discount. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the specific securities sold. The Company does not engage in trading activities.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses.  In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses. Interest income is reported on the accrual method and includes amortization of net deferred loan fees and costs over the loan term. Accrual of interest is generally discontinued on loans 90 days past due, or on an earlier date, if management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of principal or interest is doubtful. In some circumstances, a loan more than 90 days past due may continue to accrue interest if it is fully secured and in the process of collection. When a loan is classified as nonaccrual, interest previously accrued but not collected is charged back to interest income. When payments are received on nonaccrual loans they are first applied to principal, then to interest income and finally to expenses incurred for collection.

The allowance for loan losses is a valuation allowance for probable credit losses in the loan portfolio. The allowance is increased by a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers pools of other loans and is based on historical loss experience adjusted for current factors. The allowance for loan losses is evaluated monthly based on management’s periodic review of loan collectibility in light of historical loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values and prevailing economic conditions. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. This evaluation is inherently subjective as it requires estimates that are subject to significant revision as more information becomes available or as relevant circumstances change.

The Company evaluates commercial, real estate construction and commercial mortgage loans monthly for impairment. A loan is considered impaired when, based on current information and events, full payment under the loan terms is not expected. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the loan’s collateral, if repayment of the loan is collateral dependent. A valuation allowance is maintained for the amount of impairment. Generally, loans 90 days or more past due and all loans classified as nonaccrual status are considered for impairment. Impairment is considered on an entire category basis for smaller-balance loans of similar nature, such as residential real estate and consumer loans, and on an individual basis for other loans.  In general, consumer and credit card loans are charged-off no later than 180 days after a consumer or credit card loan becomes past due.

Loans Held for Sale

Loans are identified as either held for investment or held for sale upon origination. Loans held for sale are recorded at the lower of amortized cost or market value, determined on an aggregate basis. Unrealized losses, if any, are recognized on a current basis by charges to earnings. At December 31, 2004 and 2003, the cost and market value of loans held for sale were approximately the same.

Bank-owned Life Insurance

The Company has purchased life insurance policies on certain officers and directors. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

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

Goodwill

Goodwill resulted from the acquisition of a financial institution and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is evaluated at least annually for impairment and any such impairment will be recognized in the period identified.

Long-term Assets

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs.  The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.  Such financial instruments are recorded when they are funded.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Employee Stock Ownership Plan (“ESOP”)

The Bank maintains an ESOP, which is a noncontributory tax qualified retirement plan that covers employees who have satisfied specific service requirements. The Bank makes contributions to the ESOP for the benefit of the participants. On December 30, 2003, the ESOP became leveraged for the first time since its inception. The ESOP borrowed $1.2 million from West Suburban to facilitate the purchase of a large block of common stock from one shareholder. The ESOP retired the indebtedness on January 2, 2004. Dividends declared on common stock owned by the ESOP are charged against retained earnings.

Dividends paid on ESOP shares are passed through to participants. Earned and allocated ESOP shares are voted by the respective participants. Because participants may require the Company to purchase their ESOP shares upon termination of their employment, the appraised fair value of all earned and allocated ESOP shares is reclassified from shareholders’ equity. Unearned ESOP shares are reported as a reduction of shareholders’ equity.

Earnings Per Share

Earnings per share is calculated on the basis of the daily weighted average number of shares outstanding. ESOP shares are considered outstanding for this calculation unless unearned.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.  Net cash flows are reported for customer loan, deposit and prepaid solutions card transactions.

Comprehensive Income

Comprehensive income includes net income and other comprehensive income. The Company’s other comprehensive income consists of the change in unrealized gains and losses on available for sale securities, net of reclassification adjustments and deferred tax effects.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.  Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank of $13,318 and $15,012 was required to meet regulatory reserve and clearing requirements at year end 2004 and 2003, respectively.  These balances do not earn interest.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to West Suburban or by West Suburban to shareholders.  These restrictions pose no practical limit on the ability of the Bank or West Suburban to pay dividends at historical levels.  (See Note 11 for more specific disclosure.)

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 9.  Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.  Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications

Certain reclassifications have been made in prior years’ financial statements to conform to the current year’s presentation.

Recent Accounting Pronouncements

In November 2003, the Emerging Issues Task Force (“EITF”) issued consensus requirements concerning Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments relating to disclosures for investment securities that require additional numerical and narrative disclosures for debt and marketable equity securities that have unrealized losses. The requirements applied to December 31, 2003 year-end disclosures and were adopted by the Company in 2003. In March 2004, the guidance relating to Issue 03-1 was expanded to include and address the recognition and measurement of impairment losses. Although the Financial Accounting Standards Board (“FASB”) previously announced that the guidance with respect to the recognition and measurement of impairment losses would be effective for reporting periods beginning after June 15, 2004, in late September, FASB postponed the effectiveness of that guidance. Management intends to continue to monitor the developments relating to the implementation of EITF Issue 03-1.

In December 2003, the Accounting Standards Executive Committee (“AcSEC”) issued Statement of Position (“SOP”) 03-3, Accounting for Certain Loans and Debt Securities Acquired in a Transfer. AcSEC began this project to address practice issues relating to purchases of troubled loans (including purchases of individual loans, pools of loans or in connection with business combinations) and the treatment of the allowance for loan losses in such acquisitions. This Statement clarifies that a buyer cannot carry over the seller’s allowance for loan losses in connection with an acquisition of loans with credit deterioration. Deterioration may be demonstrated by such evidence as FICO scores (an automated rating process for credit reports), downgrading, decline in value of collateral or past-due status. The Statement is effective for the years beginning after December 15, 2004 and only applies to loans purchased after the Statement is effective. Management will continue to evaluate the applicability of this SOP for prospective acquisitions.

In December 2004, FASB issued Statement 123 (revised), “Share-based Payment” which requires companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after June 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. Because the Company does not currently offer stock options, management does not anticipate that Statement 123 will have an impact on the Company’s financial condition or results of operation.

Note 2 - Securities

The amortized cost and fair value of securities available for sale are as follows at December 31:

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$51,198	$327	$(594)	$50,931
U.S. government agencies and corporations	306,669	21	(3,201)	303,489
Mortgage-backed	121,969	80	(1,400)	120,649
States and political subdivisions	5,824	10	(68)	5,766
Total debt securities	485,660	438	(5,263)	480,835
Preferred stock	1,003	—	(243)	760
Total	$486,663	$438	$(5,506)	$481,595

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$45,831	$645	$(146)	$46,330
U.S. government agencies and corporations	323,910	1,724	(2,055)	323,579
Mortgage-backed	38,346	201	(506)	38,041
States and political subdivisions	33,420	203	(157)	33,466
Total debt securities	441,507	2,773	(2,864)	441,416
Preferred stock	17,239	5	(514)	16,730
Total	$458,746	$2,778	$(3,378)	$458,146

The amortized cost and fair value of securities held to maturity are as follows at December 31:

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$43,405	$119	$(162)	$43,362
Mortgage-backed	12,430	25	(311)	12,144
States and political subdivisions	16,101	205	(122)	16,184
Total	$71,936	$349	$(595)	$71,690

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$13,998	$402	$—	$14,400
Mortgage-backed	1,959	29	(252)	1,736
States and political subdivisions	13,238	304	(7)	13,535
Total	$29,195	$735	$(259)	$29,671

Securities with unrealized losses at year end 2004 and 2003 not recognized in income are presented below by the length of time the securities have been in a continuous unrealized loss position:

	2004
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
Corporate	$39,671	$594	$—	$—	$39,671	$594
U.S. government agencies and corporations	291,506	2,573	32,199	790	323,705	3,363
Mortgage-backed	108,449	1,045	17,497	666	125,946	1,711
States and political subdivisions	9,563	183	7,730	7	17,293	190
Preferred stock	—	—	760	243	760	243
Total temporarily impaired	$449,189	$4,395	$58,186	$1,706	$507,375	$6,101

	2003
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
Corporate	$11,032	$146	$—	$—	$11,032	$146
U.S. government agencies and corporations	150,600	2,055	—	—	150,600	2,055
Mortgage-backed	24,804	506	1,033	252	25,837	758
States and political subdivisions	19,723	164	—	—	19,723	164
Preferred stock	3,991	9	4,747	505	8,738	514
Total temporarily impaired	$210,150	$2,880	$5,780	$757	$215,930	$3,637

In accordance with generally accepted accounting principles, unrealized losses on debt securities are not recognized if management has the intent and ability to hold the securities until the maturity date of the securities and no concerns exist with respect to the ability of the issuer to satisfy its obligations at maturity. Management believes that the fair value of these debt securities with unrealized losses will recover as the securities approach their maturity date and/or reprice date. At December 31, 2004, preferred stock with an amortized cost of $1.0 million had unrealized losses for a continuous period of twelve months or more and the amount of the unrealized losses as of that date was $.2 million. The Company has determined this unrealized loss to be temporary as management expects the security to recover its original costs as interest rates increase and the Company has both the intent and ability to hold the investment until such recovery occurs. The preferred stock is issued by the Federal Home Loan Mortgage Corporation. Management does not believe any individual unrealized loss as of December 31, 2004 represents other than temporary impairment.

The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 2004 by contractual maturity are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$26,479	$26,412	$7,108	$7,105
Due after 1 year through 5 years	283,448	280,770	44,181	44,249
Due after 5 years through 10 years	51,290	50,543	3,846	3,875
Due after 10 years	2,474	2,461	4,371	4,317
Mortgage-backed	121,969	120,649	12,430	12,144
Total	$485,660	$480,835	$71,936	$71,690

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Approximately $232,397 of securities are callable in 2005. Most of these callable securities were issued by U.S. government agencies and corporations.

Securities with a carrying value of approximately $53,478 and $39,556 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

Sales of securities available for sale were as follows:

	2004	2003	2002
Proceeds from sales	$250,225	$128,537	$122,069
Gross realized gains	751	2,346	1,687
Gross realized losses	(2,755)	(246)	(1,266)

Gains on securities in 2004, 2003 and 2002 also include recoveries of $0, $230 and $596, respectively, on securities written off in 1998.

Note 3 - Loans

Major classifications of loans were as follows at December 31:

	2004	2003
Commercial	$267,799	$270,220
Consumer	7,552	10,040
Indirect automobile	38,651	60,929
Real estate
Residential	146,259	135,776
Commercial	207,978	217,865
Home equity	237,622	205,272
Construction	135,264	171,975
Held for sale	329	989
Credit card	14,682	14,872
Other	516	697
Total	1,056,652	1,088,635
Allowance for loan losses	(10,527)	(14,420)
Loans, net	$1,046,125	$1,074,215

The Company makes commercial, personal and residential loans primarily to customers throughout the western suburbs of Chicago. Construction loans are primarily made to customers engaged in the development and construction of residential real estate projects within the Company’s market area.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2004	2003	2002
Balance, beginning of year	$14,420	$13,847	$12,262
Provision for loan losses	200	2,150	8,125
Loans charged-off	(4,564)	(1,947)	(6,801)
Recoveries	471	370	261
Balance, end of year	$10,527	$14,420	$13,847

Impaired loans are summarized as follows at December 31:

	2004	2003	2002
Year-end loans with no allocated allowance for loan losses	$664	$193	$1,853
Year-end loans with allocated allowance for loan losses	6,613	22,345	13,739
Total	$7,277	$22,538	$15,592

Amount of the allowance for loan losses allocated to impaired loans at year-end	$2,317	$7,145	$4,525
Average impaired loans during the year	15,606	19,565	17,316
Interest income recognized during impairment	317	328	318

Nonperforming loans were as follows at December 31:

Loans past due 90 days or more still on accrual	$1,036	$380	$1,789
Nonaccrual loans	3,815	15,008	12,021
Total	$4,851	$15,388	$13,810

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. At December 31, 2004 and 2003, the Company serviced mortgage loans for the benefit of others with aggregate unpaid principal balances of $8,816 and $13,404, respectively. Accordingly, retained and acquired mortgage servicing rights are not material and are not presented as a separate asset. The Company generally sells mortgage loans with servicing rights released.

	2004	2003	2002
Activity during the year:
Origination of loans held for sale	$15,435	$66,238	$51,240
Proceeds from sales of loans held for sale	16,267	70,307	53,532
Net gains on sales of loans held for sale	230	834	676
Loan servicing fees	34	61	112

Note 4 - Premises and Equipment

Major classifications of assets comprising premises and equipment are summarized as follows at December 31:

	2004	2003
Land	$11,571	$11,571
Premises	41,535	41,080
Furniture and equipment	42,199	41,331
Total	95,305	93,982
Less accumulated depreciation	(54,664)	(51,086)
Premises and equipment, net	$40,641	$42,896

Note 5 - Deposits

The major categories of deposits are summarized as follows at December 31:

	2004	2003
Demand-noninterst-bearing	$153,081	$143,440
NOW	323,979	309,634
Money market checking	222,214	235,538
Savings	447,257	447,017
Time deposits
Less than $100,000	322,184	303,362
$100,000 and greater	101,027	90,940
Total	$1,569,742	$1,529,931

At December 31, 2004, the scheduled maturities of time deposits were as follows:

2005	$184,716
2006	53,570
2007	89,829
2008	52,165
2009	42,931
Thereafter	—
Total	$423,211

Note 6 - Income Taxes

Income tax expense is as follows for the years ended December 31:

	2004	2003	2002
Currently payable tax
Federal	$8,595	$10,625	$7,911
State	(421)	1,727	1,278
Deferred tax provison (benefit)	755	(386)	(717)
Total	$8,929	$11,966	$8,472

A reconciliation between taxes computed at the statutory federal income tax rate and the consolidated effective tax rates follows:

	2004	2003	2002
Statutory federal income tax rate	35.0%	35.0%	35.0%
(Decrease) increase in taxes resulting from
Tax-exempt income	(1.8)%	(1.2)%	(2.0)%
State income taxes, net of federal tax benefit	(0.6)%	2.9%	2.9%
Dividends on ESOP shares	(2.9)%	(3.5)%	(4.1)%
Other items, net	(2.3)%	(1.6)%	0.3%
Effective tax rate	27.4%	31.6%	32.1%

The temporary differences which created deferred tax assets and liabilities at December 31 are summarized below:

	2004	2003
Deferred tax assets
Allowance for loan losses	$4,185	$5,732
Deferred compensation	2,057	1,639
Unrealized loss on securities available for sale	2,014	237
Other	987	798
Total deferred tax assets	9,243	8,406
Deferred tax liabilities
Depreciation	705	1,031
Federal Home Loan Bank stock dividends	568	444
Other	306	151
Total deferred tax liabilities	1,579	1,626
Net deferred tax assets	$7,664	$6,780

Net deferred tax assets are included in accrued interest and other assets. No valuation allowance was considered necessary for net deferred tax assets.

Note 7 - Employee Benefit Plans

The ESOP provides incentives to employees by granting participants an interest in West Suburban’s common stock, which represents the ESOP’s primary investment. An individual account is established for each participant and the benefits payable upon retirement, termination, disability or death are based upon service, the amount of the employer’s contributions and any income, expenses, gains and losses and forfeitures allocated to the participant’s account. Contributions, which are determined by the board of directors of the Bank, are paid by the Bank and were $1,879 in 2004, $2,324 in 2003 and $1,574 in 2002.

At December 31, 2004 and 2003, the ESOP held 83,270 and 82,671 shares of West Suburban common stock, respectively. At December 31, 2004 and 2003, respectively, 83,270 and 80,772 shares of West Suburban common stock were allocated to ESOP participants. Upon termination of their employment, participants who elect to receive their benefit distributions in the form of West Suburban common stock may require the Company to purchase the common stock distributed at fair value during two 60-day periods. The first purchase period begins on the date the benefit is distributed and the second purchase period begins on the first anniversary of the distribution date. This contingent repurchase obligation is reflected in the Company’s financial statements as “Common stock in ESOP subject to contingent repurchase obligation” and reduces shareholders’ equity by an amount that represents the independently appraised fair value of all West Suburban common stock held by the ESOP and allocated to participants, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require the Company to purchase the shares. At December 31, 2004 and 2003, this contingent repurchase obligation reduced shareholders’ equity by $53,959 and $51,371, respectively.

During 2004 and 2003, the ESOP distributed $509 and $541, respectively, in cash representing the interests of participants. In addition, the ESOP distributed 673 shares in 2004 and 63 shares in 2003 of West Suburban common stock. The Company believes that the ESOP will continue to have a sufficient amount of cash to distribute benefit payments to former employees and that the exercise of the right of former employees to cause the Company to purchase West Suburban common stock is unlikely.

The Company has deferred compensation arrangements with certain former and current executive officers. The deferred compensation expense for the years ended December 31, 2004, 2003 and 2002 amounted to $190, $194 and $175, respectively. Executive officers can elect to defer the payment of a percentage of their salaries and cash bonuses and members of the board of directors can elect to defer the payment of their directors’ fees. In addition, the Company makes annual contributions for participants ($25 for six senior executive officers and $5 for other executive officers). As of December 31, 2004, 14 executive officers participated in the deferred compensation plan.

The total accumulated liability for all deferred compensation arrangements was $5,175 and $4,123 at December 31, 2004 and 2003, respectively. These amounts are included in accrued interest and other liabilities in the consolidated balance sheets.

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

A summary of the contractual exposure to off-balance-sheet risk as of December 31 follows:

	2004			2003
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Commercial loans and lines of credit	$956	$168,157	$169,113	$1,094	$145,152	$146,246
Check credit lines of credit	1,262	—	1,262	1,354	—	1,354
Mortgage loans	5,170	1,750	6,920	5,251	2,899	8,150
Home equity lines of credit	—	170,301	170,301	—	164,967	164,967
Letters of credit	—	31,973	31,973	—	33,780	33,780
Credit card lines of credit	—	76,003	76,003	—	72,293	72,293
Total	$7,388	$448,184	$455,572	$7,699	$419,091	$426,790

Fixed rate commercial loan commitments at December 31, 2004 generally had interest rates ranging from 4.75% to 9.00% with remaining terms ranging from 1 month to 5 years. Fixed rate mortgage loan commitments at December 31, 2004 generally had interest rates ranging from 4.75% to 5.88% with terms ranging from 10 to 30 years. Fixed rate check credit lines of credit had an interest rate of 18.00% as of December 31, 2004.

Note 9 - Fair Value of Financial Instruments

The methods and assumptions used to estimate fair values of financial instruments are as follows. For short-term assets (i.e., cash and due from banks and federal funds sold), their estimated fair values approximate their carrying values. For deposits with variable interest rates, it has been assumed that their estimated fair values approximate their carrying values. Because of their short terms, the carrying values of accrued interest receivable and payable approximate their fair value.

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

The estimated fair values of the Company’s financial instruments as of December 31 are set forth in the table below:

	2004		2003
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$51,400	$51,400	$69,344	$69,344
Securities
Available for sale	481,595	481,595	458,146	458,146
Held to maturity	71,936	71,690	29,195	29,671
Federal Home Loan Bank stock	5,352	5,352	5,039	5,039
Loans, less allowance for loan losses	1,046,125	1,055,087	1,074,215	1,105,763
Accrued interest	7,309	7,309	7,869	7,869

Financial liabilities
Deposits	1,569,742	1,516,812	1,529,931	1,541,908
Accrued interest	4,075	4,075	2,986	2,986

Note 10 - Related Party Transactions

Certain executive officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, are customers of the Bank in the ordinary course of business and had loans from the Bank totaling $30,421 and $29,353 at December 31, 2004 and 2003, respectively. During 2004, $13,648 in loans and $12,580 in principal payments were made. Related parties had deposits totaling $43,197 and $32,351 at December 31, 2004 and 2003, respectively.

Note 11 - Capital Requirements

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

Regulations require the Company and the Bank to maintain minimum capital amounts and ratios (set forth in the following table). Management believes that as of December 31, 2004, the Company and the Bank exceeded all capital adequacy requirements.

Management’s present policy is to limit dividends from the Bank so that the Bank qualifies as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991. This policy minimizes the amount of Federal Deposit Insurance Corporation (“FDIC”) insurance premiums paid by the Bank and provides capital to fund growth. As of December 31, 2004, the Bank could pay, in the aggregate, dividends of approximately $9,800 to West Suburban while remaining a “well-capitalized” institution. Dividends from the Bank are West Suburban’s primary source of cash flow.

As of December 31, 2004 and 2003, the most recent notifications from the FDIC categorized the Bank as “well- capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized” the Bank must maintain minimum ratios for total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets as set forth in the following table. There are no conditions or events since that notification that management believes would result in a change of the category. The capital amounts and ratios of the Company and the Bank for purposes of the prompt corrective action framework are presented in the table below:

	Actual		Minimum For Capital Adequacy Purposes		Minumum To Be Well- Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004
Total capital (to risk weighted assets)
Company	$163,176	12.1%	$108,243	8.0%	$135,304	10.0%
Bank	144,708	10.7%	107,870	8.0%	134,838	10.0%
Tier 1 capital (to risk weighted assets)
Company	152,649	11.3%	54,122	4.0%	81,182	6.0%
Bank	134,181	10.0%	53,935	4.0%	80,903	6.0%
Tier 1 capital (to average assets)
Company	152,649	8.8%	69,672	4.0%	87,090	5.0%
Bank	134,181	7.7%	69,371	4.0%	86,713	5.0%

As of December 31, 2003
Total capital (to risk weighted assets)
Company	$163,675	12.0%	$109,589	8.0%	$136,986	10.0%
Bank	147,535	10.8%	109,485	8.0%	136,856	10.0%
Tier 1 capital (to risk weighted assets)
Company	149,255	10.9%	54,794	4.0%	82,191	6.0%
Bank	133,115	9.7%	54,742	4.0%	82,113	6.0%
Tier 1 capital (to average assets)
Company	149,255	8.7%	68,655	4.0%	85,819	5.0%
Bank	133,115	7.8%	68,634	4.0%	85,792	5.0%

The appraised fair value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Note 12 - Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

	2004	2003	2002
Net unrealized holding (losses) gains on available for sale securities	$(6,472)	$(3,389)	$5,470
Reclassification adjustments for losses and (gains) later recognized in income	2,004	(2,330)	(1,017)
Net unrealized (losses) gains	(4,468)	(5,719)	4,453
Tax effect	1,777	2,268	(1,766)
Other comprehensive (loss) income	$(2,691)	$(3,451)	$2,687

Note 13 - Condensed Financial Information - Parent Only

Condensed Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets
Cash, substantially all on deposit in subsidiary	$14,234	$18,125
Securities available for sale (amortized cost of $3,874 in 2004 and $2,293 in 2003)	3,813	2,291
Securities held to maturity (fair value of $4,029 in 2004 and $0 in 2003)	4,149	—
Investment in subsidiary	131,310	133,061
Goodwill	712	712
Other assets	627	136
Total assets	$154,845	$154,325

Liabilities and shareholders’ equity
Dividends payable	$4,325	$4,325
Other liabilities	66	88

Common stock in ESOP subject to contingent repurchase obligation	53,959	51,371

Shareholders’ equity	96,495	98,541
Total liabilities and shareholders’ equity	$154,845	$154,325

Condensed Statements of Income

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Income
Dividends from subsidiary	$22,633	$25,586	$13,145
Interest income
Deposits	140	190	259
Securities	331	2	99
Net realized losses on securities transactions	(47)	—	(81)
Total income	23,057	25,778	13,422

Expense
Other	403	391	310
Total expense	403	391	310
Income before income taxes	22,654	25,387	13,112
Income tax (benefit) expense	(100)	(161)	(6)
Income before equity in undistributed net income of subsidiary	22,754	25,548	13,118
Equity in undistributed net income of subsidiary	904	360	4,814
Net income	$23,658	$25,908	$17,932

Condensed Statements of Cash Flows

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities
Net income	$23,658	$25,908	$17,932
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income tax benefit	(26)	(20)	(12)
Equity in undistributed net income of subsidiary	(904)	(360)	(4,814)
Net (discount accretion) and premium amortization of securities	(90)	—	15
Net realized losses on securities transactions	47	—	81
(Increase) decrease in other assets	(441)	(60)	102
(Decrease) increase in other liabilities	(22)	(1)	22
Net cash provided by operating activities	22,222	25,467	13,326
Cash flows from investing activities
Securities available for sale
Sales	3,170	—	10,429
Maturities	—	—	—
Purchases	(4,820)	(2,293)	—
Securities held to maturity
Sales	—	—	—
Maturities	—	—	—
Purchases	(4,038)	—	—
Net cash (used in) provided by investing activities	(5,688)	(2,293)	10,429
Cash flows from financing activities
Cash dividends paid	(21,625)	(22,490)	(17,733)
Loan to ESOP to acquire West Suburban common stock	1,200	(1,200)	—
Net cash used in financing activities	(20,425)	(23,690)	(17,733)
Net (decrease) increase in cash	(3,891)	(516)	6,022
Beginning cash	18,125	18,641	12,619
Ending cash	$14,234	$18,125	$18,641

Note 14 - Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited income, expense and per share data on a quarterly basis for the three-month periods indicated:

Year Ended December 31, 2004	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$19,971	$19,908	$19,936	$19,511
Interest expense	5,944	5,579	5,295	5,021
Net interest income	14,027	14,329	14,641	14,490
Provision for loan losses	—	—	200	—
Net interest income after provision for loan losses	14,027	14,329	14,441	14,490
Noninterest income	5,407	2,998	5,083	4,738
Noninterest expense	10,430	10,666	11,083	10,747
Income before income taxes	9,004	6,661	8,441	8,481
Income tax expense	2,158	1,712	2,336	2,723
Net income	$6,846	$4,949	$6,105	$5,758
Earnings per share	$15.87	$11.45	$14.14	$13.36

Year Ended December 31, 2003
Interest income	$19,921	$20,030	$20,401	$20,449
Interest expense	5,072	5,245	5,849	5,820
Net interest income	14,849	14,785	14,552	14,629
Provision for loan losses	—	1,250	500	400
Net interest income after provision for loan losses	14,849	13,535	14,052	14,229
Noninterest income	5,454	5,097	4,933	6,836
Noninterest expense	11,152	10,349	10,055	9,555
Income before income taxes	9,151	8,283	8,930	11,510
Income tax expense	2,683	2,563	3,015	3,705
Net income	$6,468	$5,720	$5,915	$7,805
Earnings per share	$14.93	$13.23	$13.68	$18.06

During the fourth quarter of 2004, the Company had an increase in noninterest income of $2,409 compared to the third quarter of the same year. This was primarily due to net losses on sale of investment securities of $2,057 during the third quarter of 2004. These transactions were undertaken to reposition the investment portfolio to shorten duration and reduce interest rate risk. The Company also experienced increased noninterest income as a result of increased fees from its prepaid solutions and brokerage programs. The Company also had increased interest expense of $365 during this period compared to the third quarter of the same year, primarily due to higher interest rates paid on deposits as a result of the rising interest rate environment. Noninterest expense decreased during the fourth quarter compared to the third quarter of the same year, primarily due to decreased profit sharing expense resulting from a decrease in the ESOP contribution percentage. The Bank’s board of directors determined that the decrease in contribution percentage was appropriate in light of the Bank’s performance in 2004.

The provision for loan losses decreased $1,250 during the fourth quarter of 2003 compared to the third quarter of the same year. This was due to a decrease in nonperforming loans and net loan charge-offs, as well as a continuing decline in total loans during the quarter. Noninterest expense increased $803 during the fourth quarter of 2003 compared to the third quarter of the same year, primarily due to increased profit sharing expense resulting from an increase in the ESOP contribution percentage. The Bank’s board of directors determined that the increase in contribution percentage was appropriate in light of the Bank’s performance in 2003. During the fourth quarter of 2003, telephone expense decreased as the Company was reimbursed for overcharges.

REPORT BY MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining an effective system of internal control over financial reporting.  The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  There are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls.  Accordingly, even an effective system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the Company’s systems of internal control over financial reporting as of December 31, 2004.  This assessment was based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management believes that, as of December 31, 2004, the Company maintained effective internal control over financial reporting based on those criteria.

The Company’s independent auditors have issued an audit report on management’s assessment of the Company’s internal control over financial reporting.

February 25, 2005

/s/ Kevin J. Acker
Kevin J. Acker
Chairman and Chief Executive Officer

/s/ Duane G. Debs
Duane G. Debs
President and Chief Financial Officer

[CROWE CHIZEK LOGO]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that West Suburban Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  West Suburban Bancorp, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that West Suburban Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Also in our opinion, West Suburban Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Suburban Bancorp, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004, and our report dated February 25, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
February 25, 2005

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)

The following information should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report.

	Years Ended December 31,
	2004	2003	2002	2001	2000
Selected operating data
Interest income	$79,326	$80,801	$85,394	$98,904	$103,284
Interest expense	21,839	21,986	27,803	40,413	46,068
Net interest income	57,487	58,815	57,591	58,491	57,216
Provision for loan losses	200	2,150	8,125	2,950	1,500
Net interest income after provision for loan losses	57,287	56,665	49,466	55,541	55,716
Noninterest income (1)	18,226	22,320	13,989	9,684	8,309
Noninterest expense	42,926	41,111	37,051	35,467	33,727
Income before income taxes	32,587	37,874	26,404	29,758	30,298
Income tax expense	8,929	11,966	8,472	9,575	9,295
Net income	$23,658	$25,908	$17,932	$20,183	$21,003

Per share data
Earnings	$54.82	$59.90	$41.46	$46.67	$48.56
Cash dividends declared	50.00	44.00	41.50	40.00	39.50
Book value (2)	347.87	346.62	341.47	335.30	323.17

Selected balances, end of year
Securities	$558,883	$492,380	$328,300	$268,815	$294,217
Loans, less allowance for loan losses	1,046,125	1,074,215	1,128,816	1,093,376	1,016,140
Total assets	1,748,049	1,710,695	1,586,063	1,473,559	1,431,958
Deposits	1,569,742	1,529,931	1,420,256	1,309,720	1,269,954
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation	150,454	149,912	147,685	145,015	139,768

Ratios
Return on average total assets	1.36%	1.55%	1.17%	1.40%	1.53%
Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation	15.58%	16.94%	12.01%	13.73%	14.96%
Cash dividends declared to net income	91.41%	73.45%	100.09%	85.72%	81.34%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets	8.73%	9.16%	9.76%	10.21%	10.22%
Net interest margin (3)	3.60%	3.81%	4.07%	4.39%	4.51%

(1)          Noninterest income includes a litigation settlement of $1,085 in 2003 for the settlement of a claim related to an investment that the Company made in prior years. Noninterest income also includes gains (losses) on sales on securities of ($2,004) in 2004, $2,330 in 2003, $1,017 in 2002, $2,334 in 2001 and $0 in 2000 and a write-down of $2,960 of the carrying value of securities available for sale in 2001.

(2)          Book value per share equals shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.

(3)          Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND

AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS

(Dollars in thousands)

The following table presents for the years indicated the total dollar amount of interest income from average interest-earning assets and their yields, as well as the interest expense on average interest-bearing liabilities and their costs, expressed both in dollars and rates. All average balances are daily average balances. To the extent received, interest on nonaccruing loans has been included in the table. Interest income on nonaccrual loans was not material in 2004, 2003 and 2002.

	Years Ended December 31,
	2004			2003			2002
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Federal funds sold	$24,838	$363	1.5%	$17,947	$197	1.1%	$25,471	$418	1.6%
Securities
Taxable	494,397	18,158	3.7%	408,992	16,037	3.9%	276,019	13,495	4.9%
Exempt from federal income tax (1)	40,165	2,463	6.1%	32,098	2,114	6.6%	27,152	1,906	7.0%
Total securities (1)	534,562	20,621	3.9%	441,090	18,151	4.1%	303,171	15,401	5.1%
Loans (1)	1,061,218	59,236	5.6%	1,107,082	63,237	5.7%	1,102,465	70,290	6.4%
Total interest-earning assets (1)	1,620,618	80,220	4.9%	1,566,119	81,585	5.2%	1,431,107	86,109	6.0%
Cash and due from banks	39,829			40,451			40,339
Premises and equipment, net	41,644			44,362			44,957
Other real estate	3,913			154			1,516
Allowance for loan losses	(13,309)			(14,566)			(12,901)
Accrued interest and other assets (2)	46,491			32,989			25,215
Total assets	$1,739,186			$1,669,509			$1,530,233
Liabilities and shareholders’ equity
Interest-bearing deposits
NOW	$313,023	795	0.3%	$289,718	730	0.3%	$260,916	1,086	0.4%
Money market checking	232,431	3,271	1.4%	234,031	3,199	1.4%	228,555	4,428	1.9%
Savings	447,583	5,202	1.2%	414,074	5,256	1.3%	337,671	6,015	1.8%
Time deposits
Less than $100,000	318,447	9,510	3.0%	312,473	9,924	3.2%	307,122	12,697	4.1%
$100,000 and greater	99,208	3,027	3.1%	92,811	2,842	3.1%	90,053	3,536	3.9%
Total interest-bearing deposits	1,410,692	21,805	1.5%	1,343,107	21,951	1.6%	1,224,317	27,762	2.3%
Other interest-bearing liabilities	2,584	34	1.3%	2,464	35	1.4%	2,130	41	1.9%
Total interest-bearing liabilities	1,413,276	21,839	1.5%	1,345,571	21,986	1.6%	1,226,447	27,803	2.3%
Demand-noninterest-bearing deposits	147,130			152,443			144,352
Accrued interest and other liabilities	26,909			18,567			10,157
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation	151,871			152,928			149,277
Total liabilities and shareholders’ equity	$1,739,186			$1,669,509			$1,530,233
Net interest income		$58,381			$59,599			$58,306
Interest rate spread			3.4%			3.6%			3.7%
Net interest margin (1)			3.6%			3.8%			4.1%

(1)          Interest income, net interest margin and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

(2)          The average balances of nonaccrual loans are included in accrued interest and other assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company’s financial condition as of December 31, 2004 and 2003, and the results of operations for each of the three years ended December 31, 2004. This discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report. The financial information provided below is rounded in order to simplify the presentation of management’s discussion and analysis. However, the ratios and percentages provided below are calculated using the more detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

Critical Accounting Policies

The Company’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These accounting principles, which can be complex, are significant to our financial condition and our results of operations and require management to apply significant judgment with respect to various accounting, reporting and disclosure matters. Management must use estimates, assumptions and judgments to apply these principles where actual measurements are not possible or practical. These estimates, assumptions and judgments are based on information available as of the date of this report and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of West Suburban’s Board of Directors. This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report.

In management’s view, the accounting policies that are critical to the Company are those relating to estimates, assumptions and judgments regarding the determination of the adequacy of the allowance for loan losses.

Allowance for Loan Losses.  The Company maintains an allowance for loan losses at a level management believes is sufficient to absorb credit losses in the loan portfolio. The allowance for loan losses represents the Company’s estimate of probable losses in the loan portfolio at each balance sheet date and is based on the review of available and relevant information. The allowance contains allocations for probable losses that have been identified relating to specific borrowing relationships as well as probable losses for pools of loans. The allowance for loan losses is reassessed monthly by the Company to determine the appropriate level of the allowance. The amount of the allowance for loan losses is determined based on a variety of factors, including assessment of the credit risk of the loans in the loan portfolio, volume of the loans, delinquent loans, evaluation of current economic conditions in the market area, actual charge-offs during the period and historical loss experience. Loan quality is continually monitored by management and reviewed by the loan committee on a monthly basis.

All categories of loans are evaluated on a category by category basis. In addition, individual commercial, construction and commercial mortgage loans are evaluated to determine if a specific loss allocation is needed for problem loans deemed to have a shortfall in collateral. Management also considers the borrower’s current economic status including liquidity and future business viability. Other factors used in the allocation of the allowance include levels and trends of past dues and charge-offs along with concentrations of credit within the commercial and commercial real estate loan portfolios. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as developments occur. Along with the allocation of the allowance on a category by category basis and the specific allocations for individual borrowing relationships, the allowance includes a relatively small portion that remains unallocated.

Management adjusts the allowance for loan losses by an amount sufficient to maintain the allowance at the level determined appropriate. Loans are charged-off when deemed to be uncollectible by management. The Company believes that the allowance for loan losses is adequate to provide for estimated probable credit losses in the loan portfolio.

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

The following table presents the Company’s significant fixed and determinable contractual obligations and significant commitments by payment date as of December 31, 2004 (dollars in thousands). The payment amounts represent those amounts contractually due to the recipient and do not include any carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the Company’s Consolidated Financial Statements included in this annual report.

	Note Reference	One Year or Less	Over One Year to Three Years	Over Three Years to Five Years	Over Five Years	Total
Deposits without a stated maturity	5	$1,146,531	$—	$—	$—	$1,146,531
Time deposits	5	184,716	143,399	95,096	—	423,211
Prepaid solutions cards		11,646	—	—	—	11,646
Operating leases		162	204	114	270	750
Commitments to extend credit
Fixed rate	8					7,388
Variable rate	8					448,184

Balance Sheet Analysis

Total Assets.  Total consolidated assets of the Company at December 31, 2004 increased 2.2% from the prior year-end. Increases in the securities portfolio were the largest component of the increase in total assets and were partially offset by decreases in loans and cash and cash equivalents. Total average assets in 2004 increased 4.2% from the prior year primarily due to an increase in average securities. Asset growth was funded primarily by higher levels of deposits.

Cash and Cash Equivalents.  Cash and cash equivalents at December 31, 2004 decreased 25.9% from the prior year-end due to decreases in federal funds sold which was primarily due to increases in the securities portfolio.

Securities.  The Company’s securities portfolio increased 13.5% at December 31, 2004 from the prior year-end. Specifically, the available for sale portfolio increased 5.1% during this period while the held to maturity portfolio increased 146.4%. During the third quarter of 2004, the Company repositioned its holdings in the securities portfolio by selling $184.6 million of available for sale securities. The repositioning was intended to shorten the duration, improve cash flow and reduce the interest rate risk of the portfolio. As part of the Company’s repositioning, certain securities purchased were classified as available for sale and other as held to maturity. This was done in order for the Company to manage the effect of the market volatility while preserving the Company’s liquidity. The Company made significant investments in mortgage-backed securities in 2004. Investing in mortgage-backed securities and classifying the majority of new purchases as available for sale increases the Company’s liquidity and is an important element in the Company’s liquidity management in the current rising interest rate environment. Also, the Company considers monthly paydowns on mortgage-backed securities as a consistent source of cash flows. This practice also allows the Company to better manage its liquidity risk and obtain a higher yield over the entire interest rate cycle compared to other investments such as federal funds sold. During 2004, the Company’s accumulated other comprehensive loss increased $2.7 million due to a change in unrealized losses on securities available for sale, net of reclassification and tax effects. Unrealized losses on securities available for sale increased due to increases in market interest rates. The Company will continue to monitor its level of available for sale and held to maturity securities and will classify new securities in the appropriate category at the time of purchase. Factors reviewed during this process include, but are not limited to, the current interest rate and economic environments, as well as specific liquidity needs.

Loans.  Total loans outstanding at December 31, 2004 decreased 2.9% from the prior year-end primarily due to decreased balances in the commercial real estate, real estate construction and indirect automobile loan portfolios. The decrease in the commercial real estate loan portfolio resulted primarily from loan payoffs and reduced demand. The real estate construction loan portfolio declined primarily due to loan repayments and the cyclical nature of the real estate construction industry. The decrease in the indirect automobile loan portfolio was primarily due to prepayments and scheduled repayments as well as the effect of promotional programs offered by new automobile dealers such as 0% financing. The Company expects to see this trend continue until the automobile dealers discontinue their promotional programs. These decreases were partially offset by increases in the home equity loan portfolio. The growth in the home equity loan portfolio resulted from a combination of promotional marketing efforts for this product and the current low interest rate environment. The growth in the home equity loan portfolio was primarily in fixed rate second priority mortgage loans.

Allowance for Loan Losses and Asset Quality.  Net loan charge-offs were $4.1 million and $1.6 million in 2004 and 2003, respectively. Impaired loans decreased $15.3 million in 2004 and the specific allowances allocated to impaired loans decreased by $4.4 million. Nonaccrual loans decreased $11.2 million in 2004. This was primarily due to the completion of the foreclosure proceedings on two loan relationships whose properties had an aggregate valuation of $9.9 million. One additional loan relationship paid down $1.3 million during 2004. Approximately, $2.5 million of the Company’s nonaccrual loans at December 31, 2004 related to one loan relationship for which $.5 million of specific reserves have been established. Although the Company’s analysis as of that date indicates that the established specific reserve would be sufficient to absorb probable losses with respect to the loan relationship, no assurances can be provided that the actual losses will not exceed the specific reserves. Loans 90 day or more past due and still on accrual increased $.7 million. This increase was primarily due to two commercial loans and one residential real estate loan becoming 90 days or more past due. Management reviewed these loans and provided a specific reserve as necessary. These loans are in the process of collection.

The ratio of the allowance for loan losses to total loans outstanding was 1.00% and 1.32% at December 31, 2004 and 2003, respectively. The following table is an analysis of the Company’s nonperforming loans and other real estate at December 31 (dollars in thousands):

	2004	2003	2002
Loans past due 90 days or more still on accrual	$1,036	$380	$1,789
Nonaccrual loans	3,815	15,008	12,021
Total nonperforming loans	$4,851	$15,388	$13,810
Nonperforming loans as a percent of total loans	0.46%	1.41%	1.21%
Allowance for loan losses as a percent of nonperforming loans	217%	94%	100%
Other real estate	$3,156	$1,266	$40
Nonperforming assets as a percent of total assets	0.46%	0.97%	0.87%

Bank-owned Life Insurance. The cash surrender value of bank-owned life insurance increased to $30.3 million at December 31, 2004 from $13.4 million at December 31, 2003. During 2004, the Company purchased $15.0 million in additional life insurance. The Company acquires life insurance in connection with its strategy to fund and manage its obligations under certain employee benefits plans.

Other Real Estate.  During 2004, the Company acquired properties with an aggregate carrying value of $5.6 million and sold properties with an aggregate carrying value of $3.7 million representing an increase in balances for the year of $1.9 million. During January 2005, the Company entered into a $2.3 million contract for the sale one property with a carrying value of $1.9 million.

Deposits.  Total deposits at December 31, 2004 increased 2.6% from the prior year-end. The increase in total deposits primarily resulted from an increase in time deposits. Management believes the increase in time deposits is directly correlated with promotional efforts the Company engaged in during the year. In general, management promotes its deposit products when appropriate and prices its products in a manner intended to maintain the Company’s net interest margin at an adequate level.

Prepaid Solutions Cards.  Outstanding balances on prepaid solutions cards decreased 31.7% from the prior year-end. This decrease was primarily due to the run-off of outstanding balances on prepaid solutions cards associated with one large customer. Since the end of the year the outstanding balances on cards associated with this customer have increased as the customer completed its evaluation of its ongoing programs and resumed its introduction of new programs. Management believes that outstanding balances will increase as prepaid solutions cardholders associated with this customer and other customers increase card usage and as the Company enters into additional programs with new and existing customers.

Capital Resources

Shareholders’ equity at December 31, 2004 decreased 2.1% from December 31, 2003 as a result of $23.7 million of net income, reduced by dividends declared of $21.6 million, a decrease in the fair value of securities available for sale of $2.7 million, net of deferred taxes, an increase of $2.6 million in common stock in ESOP subject to contingent repurchase obligation and a reduction in unearned ESOP shares being committed to be released to participants during 2004 in the amount of $1.2 million.

All capital ratios are in excess of the regulatory capital requirements which call for a minimum total risk-based capital ratio of 8% for each of the Company and the Bank, a minimum Tier 1 risk-based capital ratio of 4% for each of the Company and the Bank and a minimum leverage ratio (3% for the most highly rated banks and bank holding companies that do not expect significant growth; all other institutions are required to maintain a minimum leverage capital ratio of 4% to 5% depending on their particular circumstances and risk and growth profiles) for each of the Company and the Bank. Bank holding companies and their subsidiaries are generally expected to operate at or above the minimum capital requirements. All capital ratios are in excess of regulatory minimums and should allow the Company and the Bank to operate without significant capital adequacy concerns. In addition, the Bank has also formed a new subsidiary that participates in the Bank’s real estate lending business and is intended to qualify as a real estate investment trust. This new subsidiary is also intended to facilitate capital raising efforts, if such efforts become necessary, by enabling the Bank to access the capital markets through the new subsidiary.

Management has been advised that as of December 31, 2004 and 2003, the Bank qualified as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended. On a consolidated basis, the Company also exceeded regulatory capital requirements. In accordance with applicable regulations, the appraised fair value of West Suburban common stock owned by the ESOP and allocated to participants is included in Tier 1 capital.

Liquidity

Effective liquidity management ensures there is sufficient cash flow to satisfy demand for credit and deposit withdrawals and to take advantage of earnings enhancement opportunities. A large stable core deposit base and a strong capital position are the solid foundation for the Company’s liquidity position. Liquidity is enhanced by a securities portfolio structured to provide liquidity as needed. The Company also maintains relationships with correspondent banks to purchase federal funds subject to underwriting and collateral requirements. Additionally, subject to credit underwriting, collateral, capital stock, and other requirements of the Federal Home Loan Bank of Chicago (“FHLB”), the Company is able to borrow from the FHLB on a “same day” basis. As of December 31, 2004, the Company could have borrowed up to approximately $107 million from the FHLB secured by certain of its real estate loans and securities. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity and maturity schedules of earning assets and liabilities.

Generally, the Company uses cash and cash equivalents and securities available for sale to meet its liquidity needs. As of December 31, 2004 and December 31, 2003, these liquid assets represented 30.5% and 30.8% of total assets, respectively. During 2004, the Company’s cash and cash equivalents decreased $17.9 million. Net cash provided by operating activities was $35.3 million, while net cash used in investing activities was $66.0 million. The net cash used in investing activities was primarily used to purchase securities. Net cash flows provided by financing activities were $12.8 million, resulting primarily from deposit growth. Management expects operating and financing activities to be a continuing source of cash flow in the future.

Income Statement Analysis – 2004 Compared to 2003

General. The Company’s net income decreased 8.7% in 2004, primarily due to a decrease in total noninterest income of $4.1 million. Net income was also affected negatively by an increase in total noninterest expense of $1.8 million. These decreases to noninterest income and increases to noninterest expense were partially offset by a decrease in the provision for loan losses of $2.0 million and a decrease in income tax expense of $3.0 million

Net Interest Income. Net interest income in 2004 decreased 2.3% compared to 2003. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by changes in volume and yield on interest-earning assets and the volume and rates on interest-bearing liabilities. Interest-earning assets consist of federal funds sold, securities and loans. Interest-bearing liabilities primarily consist of deposits. The net interest margin is the percentage of tax-equivalent net interest income to average earning assets. The Company’s net interest margin (on a fully tax-equivalent basis) decreased to 3.6% in 2004 compared to 3.8% in 2003.

Total interest income (on a fully tax-equivalent basis) decreased 1.7% in 2004 primarily due to declining volume and yields from assets in the Company’s loan portfolio. Average loans in 2004 decreased 4.1% while the yield on the portfolio decreased 13 basis points. Yields in the Company’s real estate portfolio declined 21 basis points during this period. Management anticipates that additional increases in interest rates will minimize growth activity in the mortgage loan market. Yields on the Company’s home equity loan portfolio declined 20 basis points during this period. Yields on fixed rate home equity loans have decreased due to reductions in the Company’s rates on this product. Yields on variable rate home equity lines of credit are tied to the prime rate. The average prime rate in 2004 was 4.35% compared to 4.12% in 2003. Yields on the commercial loan portfolio increased 6 basis points during this period. The majority of commercial loans have adjustable rates that are tied to the prime rate. During 2004, the prime rate increased due to increases in interest rates initiated by the Federal Reserve. Yields on investment securities decreased 26 basis points in 2004. This was primarily a result of the Company’s reinvestment of proceeds from called and matured securities along with additional funds from decreased loan volume into securities that provide a lower yield.

Total interest expense decreased .7% in 2004. Interest on deposits, which accounted for substantially all of the decline, decreased primarily due to lower market rates. The yield on interest-bearing deposits decreased 8 basis points to 1.55% in 2004 compared to 1.63% in 2003. Management anticipates a steady rise in the Company’s interest expense resulting from the current rising interest rate environment.

The following table reflects the impact of changes in volume and rates of interest-earning assets and interest-bearing liabilities on a tax equivalent basis for the years ended December 31, 2004 and 2003 (dollars in thousands):

	2004 compared to 2003			2003 compared to 2002
	Change due to		Total Change	Change due to		Total Change
	Volume	Rate		Volume	Rate
Interest Income
Federal funds sold	$100	$66	$166	$(83)	$(138)	$(221)
Securities	3,606	(1,136)	2,470	5,675	(2,925)	2,750
Loans	(2,562)	(1,439)	(4,001)	264	(7,317)	(7,053)
Total interest income	1,144	(2,509)	(1,365)	5,856	(10,380)	(4,524)

Interest Expense
Interest-bearing deposits	1,045	(1,191)	(146)	1,941	(7,752)	(5,811)
Other interest-bearing liabilities	1	(2)	(1)	5	(11)	(6)
Total interest expense	1,046	(1,193)	(147)	1,946	(7,763)	(5,817)
Net interest income	$98	$(1,316)	$(1,218)	$3,910	$(2,617)	$1,293

Provision for Loan Losses. The provision for loan losses decreased $2.0 million or 90.7% in 2004. This was primarily due to a $32.0 million decrease in total loans (including a $15.3 million decrease in impaired loans) and a $4.8 million decline in the specific reserve allocation to impaired loans during 2004. At December 31, 2004 there was $2.7 million of specific reserves allocated for $6.6 million of loans compared to $7.1 million of specific reserves allocated for $22.3 million of loans at December 31, 2003. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Loses and Asset Quality section of this annual report.

Noninterest Income. Total noninterest income decreased 18.3% during 2004 compared to 2003. Service fees on deposit accounts decreased $.4 million, resulting primarily from a decline in service charges associated with the overdraft honors program. Although management believes the income generated from this program may vary from period to period, the program is intended to provide continuing fee income. In 2004, the Company recorded $2.0 million in net realized losses on securities transactions compared to $2.3 million in net realized gains on securities transactions in 2003. This was primarily due to transactions undertaken to reposition the investment portfolio, which was intended to shorten the duration and reduce the interest rate risk of the portfolio. The Company also experienced a decrease in net gain on sales of loans held for sale of $.6 million due to a flat mortgage market as refinancing activity together with new financing activity slowed significantly. During 2004, the Company elected to hold certain 30-year fixed rate mortgage loans, which was a change from its prior practice of selling these loans into the secondary market. Management anticipates that this change and additional increases in interest rates will have a negative impact on gains on sale of loans held for sale. During 2003, the Company recorded $1.1 million of additional income in connection with a litigation settlement. Prepaid solutions card income increased $2.1 million as a result of the implementation of new programs and increased usage of the Company’s prepaid solutions card products. Management believes that this income will continue to grow as the usage of the prepaid solutions card products increases and the Company increases its number of issued prepaid solutions cards. Other noninterest income increased $.2 million primarily due to income received from BOLI policies, which was partially offset by decreased mortgage loan application fees due to the flat mortgage market.

Noninterest Expense.  Total noninterest expense increased 4.4% during 2004 compared to 2003. Salaries and employee benefits decreased $.3 million. Normal salary increases and increased medical insurance costs were offset by reduced bonuses and ESOP contributions. The number of full-time equivalent employees was 497 at December 31, 2004 compared to 499 at December 31, 2003. Advertising and promotion expense increased $.2 million primarily due to expenses for gift cards and other prepaid solutions products along with the Company’s home equity product mailings. Professional fees increased $.3 million primarily due to costs associated with establishing subsidiaries as a part of an initiative intended to enhance profitability and to provide capital-raising alternatives. Prepaid solutions cards expense, including expenses relating to the production of cards, postage and processing services, increased $1.5 million during this period. Management believes that this expense will continue to grow as the usage of the prepaid solutions card products increases and the Company increases its number of issued prepaid solutions cards. Management also believes that over time the Company will achieve some economies of scale as the need to make significant investments in development of new products and programs begin to slow. Other expense increased $.1 million primarily due to increases in Visa® cardholder expense. This increase was partially offset by a decrease in postage and freight expense. The Company’s efficiency ratio, a measure of the amount of expense needed to generate each dollar of income was 57% in 2004 and 51% in 2003. This ratio weakened primarily due to the Company experiencing $2.0 million of losses on sales of securities in 2004 compared to $2.3 million in securities gains in 2003.

Income Taxes. Income tax expense decreased 25.4% in 2004, primarily due to lower pre-tax income. Additionally, the Company experienced higher income levels over the same period a year ago on tax-exempt income on municipal and agency securities, BOLI income and reduction in income subject to state taxation thereby reducing the effective tax rate. The effective tax rates for the years ended December 31, 2004 and 2003 were 27.4% and 31.6%, respectively

Income Statement Analysis – 2003 Compared to 2002

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

Total interest income (on a fully tax-equivalent basis) decreased 5.3% in 2003 primarily due to declining yields from assets in the Company’s loan portfolio. Average loans in 2003 increased ..4% while the yield on the portfolio decreased 67 basis points. Yields on the Company’s real estate loan portfolio declined 80 basis points during this period. This yield declined due to the Company experiencing the continued effects of refinancing activity in its real estate loan portfolio. Yields on the Company’s home equity loan portfolio declined 60 basis points during the period. Yields of fixed rate home equity loans have declined due to reductions in the Company’s rates on new fixed rate home equity loans reflective of the current interest rate environment. Yields on variable rate home equity lines of credit vary with the prime rate on semi-annual repricing dates. The average prime rate in 2003 was 4.12% compared to 4.68% in 2002. Yields on the commercial loan portfolio declined 65 basis points during this period. The majority of commercial loans have adjustable rates that are tied to the prime rate. During 2003, the prime rate decreased due to reductions in interest rates initiated by the Federal Reserve. Yields on taxable securities decreased 97 basis points in 2003 primarily as a result of the Company’s reinvestment of proceeds from called and matured securities at lower rates.

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

This was evident during the fourth quarter of 2003 when the amount of gains was nominal. The Company also experienced an increase in net gains on sales of loans held for sale of $.2 million due to higher activity resulting from a strong mortgage refinancing market. Management anticipates the volume of this activity to decline in the coming quarters due to the reduction in the number of customers who have not refinanced during the low interest rate environment. The Company also recorded $1.1 million of additional income in 2003 in connection with a litigation settlement. Prepaid solutions card income increased $3.1 million during 2003 compared to 2002. The Company anticipates income will continue to grow as the Company’s various prepaid solutions card products enjoy wider acceptance and the use of these products grows. Other noninterest income decreased $.2 million primarily due to reduced recoveries of expenses incurred in connection with a problem asset.

Noninterest Expense.  Total noninterest expense increased 11.0% during 2003 compared to 2002. Salary and employee benefits increased $2.0 million primarily as a result of increased ESOP contribution expense, higher compensation to employees driven by the performance of the Company in 2003, the expansion of the prepaid solutions department as well as normal salary increases and increased medical insurance costs. The number of full-time equivalent employees was 499 at December 31, 2003 compared to 487 at December 31, 2002. Occupancy expense increased $.2 million primarily due to increases in depreciation and maintenance expense on Bank facilities. Furniture and equipment expense increased $.1 million primarily due to increased depreciation costs of data processing equipment, which includes a new mainframe computer purchased in 2002. Advertising and promotion expense decreased $.5 million primarily due to the Company reducing the amount of advertising it outsourced to an ad agency. Professional fees increased $.1 million due to increased legal fees in connection with problem loans and the development of prepaid solutions card products. Prepaid solutions card expense, including expenses relating to the production of cards, postage and processing services, increased $1.7 million during 2003. Other noninterest expense increased $.5 million primarily due to the payment of real estate taxes on properties securing delinquent loans. Additionally, the Company experienced an increase in postage expense due to increased mailing which promoted home equity and retail banking products and services. These increases were partially offset by a decrease in telephone expense which occurred due to a refund from overpayments on data and telephone lines. The Company’s efficiency ratio was 51% in 2003 and 52% in 2002.

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

Listed below are the Company’s projected changes in net interest income over a twelve-month horizon for the various rate shock levels as of the periods indicated (dollars in thousands):

December 31, 2004	Amount	Dollar Change	Percent Change
+200 basis points	$56,487	$2,129	3.9%
+100 basis points	55,760	1,402	2.6%
Base	54,358
-100 basis points	49,195	(5,163)	(9.5)%
-200 basis points	44,459	(9,899)	(18.2)%

December 31, 2003
+200 basis points	$46,400	$(12,002)	(20.6)%
+100 basis points	52,376	(6,026)	(10.3)%
Base	58,402
-100 basis points	51,988	(6,414)	(11.0)%
-200 basis points	N/A	N/A	N/A

Management does not believe that an analysis assuming a projected 200 basis point drop in market rates is relevant due to the low interest rate environment at December 31, 2003.

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

BOARDS OF DIRECTORS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chairman of the Board
David S. Bell	Certified Public Accountant
Duane G. Debs	President and Chief Financial Officer
Charles P. Howard	Parkview Community Church, Business Administrator
Peggy P. LoCicero	Former Banker

West Suburban Bank

Robert W. Schulz	Chairman; Oliver Hoffmann Corporation, Vice President and Treasurer
Keith W. Acker	President
Craig R. Acker	Former Banker
Earl K. Harbaugh	Ditch Witch Midwest, President
Ronald J. Kuhn	Harry W. Kuhn, Inc., Chairman, Secretary and Treasurer
Paul J. Lehman	The Macom Corporation, President
John G. Williams	Bracing Systems, Vice President

OFFICERS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chief Executive Officer
Duane G. Debs	President and Chief Financial Officer
Keith W. Acker	Chief Operations Officer
Michael P. Brosnahan	Vice President
Michael J. Lynch	Director of Internal Audit
David J. Mulkerin	Chief Compliance Officer
George E. Ranstead	Secretary to the Board and Treasurer

West Suburban Bank

Senior Officers
Keith W. Acker	President, Trust Officer
Kevin J. Acker	Senior Vice President, Marketing
Michael P. Brosnahan	Senior Vice President, Commercial Lending and Community Reinvestment Act Officer
James T. Chippas	Senior Vice President, Consumer Lending
Duane G. Debs	Senior Vice President, Comptroller and Trust Officer
Daniel P. Grotto	Senior Vice President, Business Development and Prepaid Solutions

Building Management
Edward J. Garvey	Vice President, Building Management

Business Development
Doug R. Bobenhouse	Business Development and Sales Manager - Prepaid Solutions

Commercial Loans
Stanley C. Celner, Jr.	Vice President, Commercial Loans
Grant O. Cowen	Vice President, Commercial Loans
Timothy P. Dineen	Vice President, Commercial Real Estate Loans
Michael F. Moone	Vice President, Commercial Real Estate Loans
David S. Orr	Vice President, Commercial Loans
Edwin S. Stephens IV	Vice President, Commercial Loans
Richard D. Yanney	Vice President, Commercial Loans
Gregory L. Young	Vice President, Commercial Loans
John J. Schroeder	Commercial Loan Officer

Compliance
David J. Mulkerin	Chief Compliance Officer

Comptroller
George E. Ranstead	Vice President, Assistant Comptroller and Investment Officer
Jay J.P. Greifenkamp	Vice President, Financial Analyst, Investment Officer and Secretary to the Board

Consumer Loans
William H. Hunter	Vice President, Consumer Loans
Keith J. Larson	Vice President, Consumer Loans
Cynthia A. Meredith	Vice President, Consumer Loans
Charles J. Svoboda	Vice President, Consumer Loans
David J. Wanek	Assistant Vice President, Consumer Loans

Electronic Services
Janet L. Kemble	Assistant Vice President, Electronic Services

Financial Services
Michael Abbatacola	Vice President, Financial Services

Human Resources
Mary Ellen Condon	Vice President, Human Resources

Information Systems
Steven A. Jennrich	Vice President, Information Systems
Jacqueline R. Weigand	Vice President, Project Manager

Internal Audit
Michael J. Lynch	Vice President, Director of Internal Audit

Loan Operations
Sandra C. Boyce	Vice President, Residential Mortgage Loan Processing
Gary H. Brandes	Vice President, Consumer Loan Operations
Kevin Bussey	Vice President, Collections
Debra H. Crowley	Vice President, Commercial Loan Operations
Lawrence J. Ortman	Vice President, Credit Analysis and Loan Review

Marketing
Denise M. Zatarski	Director of Marketing

Operations
Danielle Budig	Vice President, Operations and Visa
Jill C. Davenport	Assistant Vice President, Operations

Purchasing
Helen G. Schmitt	Assistant Vice President, Purchasing

Retail Banking
Jack Buscemi	Vice President, Retail Banking and Loss Prevention
William J. Jennrich	Vice President, Retail Banking
Marcia K. Worobec	Vice President, Branch Operations and Branch Manager - Westmore, Metra
Kathleen M. Brockman	Assistant Vice President, Branch Manager - Lake Street
Sharon Buck	Assistant Vice President, Branch Manager - Montgomery
Jeanne L. Carlisle	Assistant Vice President, Branch Manager - Bolingbrook West
Beverly D. Cornelious	Assistant Vice President, Branch Manager - Bolingbrook East
Gina M. Corral	Assistant Vice President, Staff Manager
Barbara D. Darden	Assistant Vice President, Branch Manager - Chicago Avenue, Naperville
Robert G. Dover, Jr.	Assistant Vice President, Branch Manager - North Main
Yolanda V. Dunn	Assistant Vice President, Branch Manager - Eola Road
Joyce M. Fedele	Assistant Vice President, Branch Manager - Charlestowne
Sharon A. Fonte	Assistant Vice President, Branch Manager - Glendale Heights
Kenneth J. Hannah	Assistant Vice President, Branch Manager - Carol Stream
Priya Hira	Assistant Vice President, Branch Manager - Oakbrook Terrace
Kirsten L. Jensen	Assistant Vice President, Branch Manager - Bartlett, South Elgin
Amy Mazzoccoli	Assistant Vice President, Branch Manager - Warrenville
Terry Leitner	Assistant Vice President, Branch Manager - 75th Street, Westmont
Jeffery W. Miska	Assistant Vice President, Branch Manager - Cass Avenue
Susan Neustrom	Assistant Vice President, Branch Manager - Downtown Downers
Brian S. Nickleski	Assistant Vice President, Branch Manager - South Main
Gwen B. O’Loughlin	Assistant Vice President, Branch Manager - Villa Park
Dawn M. Oles	Assistant Vice President, Branch Manager - St. Charles
Robert L. Pauling	Assistant Vice President, Branch Manager - Stratford Square
Cynthia A. Picton	Assistant Vice President, Branch Manager - Galena
Kay J. Piotrowski	Assistant Vice President, Branch Manager - Fair Oaks
Lisa M. Schmidt	Assistant Vice President, Branch Manager - Danada, Wheaton
Jerome F. Sheeman	Assistant Vice President, Branch Manager - Finley Road
Joseph M. Sperlik	Assistant Vice President, Branch Manager - Romeoville
Jose L. Valdez	Assistant Vice President, Branch Manager - Oswego
Timothy C. Voreis	Assistant Vice President, Branch Manager - President Street

Travel with West Suburban
Dennis A. Woodyatt	Travel Agent

Trust
Christine H. Pawlak	Trust Officer

West Suburban Insurance Services
Patricia Falstrom	Insurance Agent

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

Duane G. Debs

President and Chief Financial Officer

West Suburban Bancorp, Inc.

2800 Finley Road

Downers Grove, Illinois 60515

(630) 652-2801

Annual Meeting of Shareholders

The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 11, 2005 at 8:00 a.m. All shareholders are cordially invited to attend.

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

Michael P. Brosnahan

Senior Vice President, Commercial Lending and Community Reinvestment Act Officer

West Suburban Bank

717 South Meyers Road

Lombard, Illinois 60148

(630) 652-2308

Independent Registered Public Accounting Firm

Crowe Chizek and Company LLC

One Mid America Plaza, Suite 700

Post Office Box 3697

Oak Brook, Illinois 60522

Corporate Counsel

Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP

333 West Wacker Drive, Suite 2700

Chicago, Illinois 60606

MEMBER FDIC

[EQUAL HOUSING LENDER LOGO]