Form 10-K, Exhibit 13
period 2005-12-31
WEST SUBURBAN BANCORP INC
filed 2006-03-14
CIK 805080

Exhibit 13

Profile

West Suburban Bancorp, Inc. (“West Suburban”) is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the “Bank” and, together with West Suburban, the “Company”). The Company had total assets at December 31, 2005 of approximately $1.83 billion. The Bank is one of the largest independent banks headquartered in DuPage County.

West Suburban Bancorp, Inc. Financial Highlights

	Years Ended December 31, (Dollars in thousands, except per share data)
	2005	2004	2003	2002	2001
Net income	$25,486	$23,658	$25,908	$17,932	$20,183
Per share data
Earnings	58.93	54.82	59.90	41.46	46.67
Book value (1)	344.60	347.87	346.62	341.47	335.30
Net loans	1,091,747	1,046,125	1,074,215	1,128,816	1,093,376
Total assets	1,826,826	1,748,049	1,710,695	1,586,063	1,473,559
Deposits	1,639,666	1,569,742	1,529,931	1,420,256	1,309,720

(1)          Book value per share represents the aggregate amount of shareholders’ equity and common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares. See Note 7 to the Company’s consolidated financial statements. This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

Table of Contents

Profile	1
Special Note Concerning Forward-Looking Statements and Risk Factors	2
Letter to Our Shareholders, Customers and Friends	3
Common Stock, Book Value and Dividends	4
Business Review	4
Report of Independent Registered Public Accounting Firm	5
Consolidated Financial Statements	6
Notes to Consolidated Financial Statements	10
Management's Report on Internal Control Over Financial Reporting	27
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	28
Selected Financial Data	30
Average Balance Sheets, Net Interest Income and Average Rates and Yields on a Tax Equivalent Basis	31
Management’s Discussion and Analysis of Financial Condition and Results of Operations	32
Boards of Directors and Officers	41
Addresses of West Suburban Facilities	44
Map of Facilities	46
Shareholder Information	47

Special Note Concerning Forward-Looking Statements and Risk Factors

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

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the local and national economy; (ii) the timely development and acceptance of new products and services, including products and services offered through alternative delivery channels such as the Internet; (iii) changes in federal, state and local laws, regulations and governmental policies (including laws, regulations and government policies relating to taxation) concerning the Company’s general business; (iv) changes in interest rates and prepayment rates of the Company’s assets; (v) increased competition in the financial services sector and the inability to attract new customers and retain existing customers; (vi) changes in technology implemented by the Company and by other parties including technological changes implemented for, or related to, the Company’s website or new products such as prepaid solutions cards, payroll cards and other similar products and services; (vii) the inability to develop and maintain secure and reliable electronic systems including systems developed for the Company’s website or new products such as prepaid solutions cards, payroll cards and other similar products and services; (viii) the loss of key executives or employees and the difficulty in replacing them; (ix) changes in consumer spending and saving; (x) the economic impact of terrorist activities and military actions; (xi) unexpected results of acquisitions; (xii) unexpected outcomes of existing or new litigation involving the Company; (xiii) changes in accounting policies and practices; and (xiv) the inability of the Company to manage the risks associated with the foregoing as well as anticipated. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Additional information concerning the Company and its business, including risk factors that could materially affect the Company’s results of operations and financial condition, is included in the Company’s filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 10-K.

To Our Shareholders, Customers and Friends

As we close the chapter on the midpoint of the first decade of the new millennium – and appreciate our accomplishments – we are mindful of the challenges that confront us. We are committed to continuing to provide superior shareholder returns and excellence in customer service. As in the past, our success depends on the ability to maintain our record of profitable growth.

In 2006, we anticipate adding two branches to our network. The new branches will enhance our market share and allow us to take advantage of the growth in the Yorkville and Oswego, Illinois communities. We are scheduled to open our new branch location in Yorkville this spring and our new branch location in Oswego this fall.

During 2005, we recorded $25.5 million net income representing an increase of $1.8 million (7.7%) over our 2004 net income. Our strong performance reflects a return on average shareholders’ equity of 17.54% for 2005. Our return on average total assets increased to 1.43% in 2005 from 1.36% in 2004. Additionally, our earnings per share increased by $4.11 (7.5%) to $58.93.

In 2005, our total assets grew by $79 million (4.5%) to $1,827 million. Additionally, our total loans grew $45 million (4.3%). The majority of the growth came from growth in the commercial, commercial real estate, construction and consumer real estate loan categories. Our nonperforming loans decreased by $2.7 million (54.7%) from $4.9 million in 2004 to $2.2 million in 2005 and our nonaccrual loans decreased substantially to $.5 million (86.1%) in 2005 from $3.8 million in 2004.

Our deposits grew by $70 million to $1,640 million in 2005. Certificates of deposits represented most of the growth in deposits. Balances on our prepaid solutions cards grew by $8.3 million (71.5%) to $19.9 million in 2005. Prepared solutions card revenues grew by $2.0 million to $7.8 million. We attribute this growth to increases in the gift card program and the growing acceptance of these prepaid cards as a form of payment.

At West Suburban, we have a strong commitment to the communities we serve as evidenced by the various programs and organizations in which our employees are involved. These programs and organizations include Christmas in April, DuPage Pads, DuPage County Homeless Continuum of Care, Exchange Club – Prevention of Child and Adult Abuse, Hessed House, Kane County Homeless Continuum of Care as well as participation in various capacities at churches, fraternal organizations, chambers of commerce and local school boards.

As in the past, we continue to provide our customers traditional banking products such as checking, savings and certificate of deposit accounts as well as competitive home equity, residential mortgage and commercial loans. We will continue to enhance our online banking services at www.westsuburbanbank.com in order to offer our customers improved accessibility 24 hours a day, seven days a week. Our new consumer banking initiatives will not distract us from our commitments to our business customers. We value these relationships and appreciate that our future success depends upon our ability to continue to be a good partner to business throughout the communities we serve.

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

Common Stock, Book Value and Dividends

West Suburban has a single class of common stock issued and outstanding. The common stock is not traded on any stock exchange or on the over-the-counter market. West Suburban’s per share book value as of the end of each quarter and dividends declared for the last two years are set forth below:

Year	Quarter	Book Value (1)	Dividends Declared
2005	4th	$344.60	$20.00
	3rd	355.08	10.00
	2nd	353.07	10.00
	1st	341.73	10.00

2004	4th	$347.87	$20.00
	3rd	355.89	10.00
	2nd	336.47	10.00
	1st	357.38	10.00

(1)          Book value per share represents the aggregate amount of shareholders’ equity and common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares. See Note 7 to the Company’s consolidated financial statements. This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

The dividends declared during the fourth quarter of 2005 included a special $10.00 per share dividend payable on December 15, 2005 to shareholders of record as of December 1, 2005. Similarly, the dividends declared during the fourth quarter of 2004 included a special $10.00 per share dividend payable on December 15, 2004 to shareholders of record as of December 1, 2004.

Business Review

As of December 31, 2005, the Company had total assets of approximately $1.83 billion and maintained 33 full-service branches, four limited-service branches and six departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. The Bank focuses on providing retail and commercial banking products and services in its market area. The Company had 495 full-time equivalent employees at December 31, 2005.

[WSB LOGO]

[CROWE CHIZEK LOGO]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
West Suburban Bancorp, Inc.
Lombard, Illinois

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc. (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2006 expressed an unqualified opinion thereon.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
March 9, 2006

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(Dollars in thousands)

	2005	2004
Assets
Cash and due from banks	$54,935	$40,402
Federal funds sold	50,859	10,998
Total cash and cash equivalents	105,794	51,400
Securities
Available for sale (amortized cost of $479,625 in 2005 and $486,663 in 2004)	465,798	481,595
Held to maturity (fair value of $64,074 in 2005 and $71,690 in 2004)	64,945	71,936
Federal Home Loan Bank stock	5,619	5,352
Total securities	536,362	558,883
Loans, less allowance for loan losses of $10,681 in 2005 and $10,527 in 2004	1,091,747	1,046,125
Cash surrender value of bank-owned life insurance	32,225	30,296
Premises and equipment, net	40,179	40,641
Other real estate	210	3,156
Accrued interest and other assets	20,309	17,548
Total assets	$1,826,826	$1,748,049

Liabilities and shareholders’ equity
Deposits
Demand-noninterest-bearing	$165,413	$153,081
Interest-bearing	1,474,253	1,416,661
Total deposits	1,639,666	1,569,742
Prepaid solutions cards	19,907	11,646
Accrued interest and other liabilities	18,215	16,207

Common stock in ESOP subject to contingent repurchase obligation	54,378	53,959

Shareholders’ equity
Common stock, no par value; 15,000,000 shares authorized; 432,495 shares issued and outstanding	3,457	3,457
Surplus	38,066	38,066
Retained earnings	115,846	111,985
Accumulated other comprehensive loss	(8,331)	(3,054)
Amount reclassified on ESOP shares	(54,378)	(53,959)
Total shareholders’ equity	94,660	96,495
Total liabilities and shareholders’ equity	$1,826,826	$1,748,049

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Dollars in thousands, except per share data)

	2005	2004	2003
Interest income
Loans, including fees	$68,459	$59,204	$63,193
Securities
Taxable	19,235	18,158	16,037
Exempt from federal income tax	963	1,601	1,374
Federal funds sold	732	363	197
Total interest income	89,389	79,326	80,801

Interest expense
Deposits	30,220	21,805	21,951
Other	49	34	35
Total interest expense	30,269	21,839	21,986
Net interest income	59,120	57,487	58,815
Provision for loan losses	1,375	200	2,150
Net interest income after provision for loan losses	57,745	57,287	56,665

Noninterest income
Prepaid solutions cards	7,774	5,734	3,631
Service fees on deposit accounts	7,441	7,808	8,229
Debit card fees	2,027	1,751	1,692
Bank-owned life insurance	1,361	967	844
Net realized gains (losses) on securities transactions	206	(2,004)	2,330
Net gain on sales of loans held for sale	109	230	834
Litigation settlement	—	—	1,085
Other	4,653	3,921	4,279
Total noninterest income	23,571	18,407	22,924

Noninterest expense
Salaries and employee benefits	22,449	21,513	21,769
Prepaid solutions cards	5,459	3,975	2,488
Furniture and equipment	4,851	4,644	4,593
Occupancy	4,073	4,011	3,979
Advertising and promotion	1,824	1,459	1,296
Professional fees	1,313	1,292	1,028
Other	5,538	6,213	6,562
Total noninterest expense	45,507	43,107	41,715

Income before income taxes	35,809	32,587	37,874
Income tax expense	10,323	8,929	11,966
Net income	$25,486	$23,658	$25,908

Earnings per share	$58.93	$54.82	$59.90
Average shares outstanding	432,495	431,546	432,485

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Dollars in thousands, except per share data)

	Common Stock and Surplus	Retained Earnings	Accumulated Other Compre- hensive Income (Loss)	Unearned ESOP Shares	Amount Reclassified on ESOP Shares	Total Shareholders’ Equity
Balance, January 1, 2003	$41,523	$103,074	$3,088	$—	$(40,241)	$107,444

Comprehensive income
Net income	—	25,908	—	—	—	25,908
Change in unrealized gain (loss) on available for sale securities, net of reclassification and tax effects	—	—	(3,451)	—	—	(3,451)
Total comprehensive income	—	—	—	—	—	22,457
Cash dividends declared - $44.00 per share	—	(19,030)	—	—	—	(19,030)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—	—	(11,130)	(11,130)
ESOP shares committed to be released	—	—	—	(1,200)	—	(1,200)
Balance, December 31, 2003	41,523	109,952	(363)	(1,200)	(51,371)	98,541

Comprehensive income
Net income	—	23,658	—	—	—	23,658
Change in unrealized loss on available for sale securities, net of reclassification and tax effects	—	—	(2,691)	—	—	(2,691)
Total comprehensive income	—	—	—	—	—	20,967
Cash dividends declared - $50.00 per share	—	(21,625)	—	—	—	(21,625)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—	—	(2,588)	(2,588)
ESOP shares released	—	—	—	1,200	—	1,200
Balance, December 31, 2004	41,523	111,985	(3,054)	—	(53,959)	96,495

Comprehensive income
Net income	—	25,486	—	—	—	25,486
Change in unrealized loss on available for sale securities, net of reclassification and tax effects	—	—	(5,277)	—	—	(5,277)
Total comprehensive income	—	—	—	—	—	20,209
Cash dividends declared - $50.00 per share	—	(21,625)	—	—	—	(21,625)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—	—	(419)	(419)
Balance, December 31, 2005	$41,523	$115,846	$(8,331)	$—	$(54,378)	$94,660

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Dollars in thousands)

	2005	2004	2003
Cash flows from operating activities
Net income	$25,486	$23,658	$25,908
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	3,284	3,648	4,033
Provision for loan losses	1,375	200	2,150
Deferred income tax provision (benefit)	1,239	755	(386)
Net premium amortization of securities	1,140	1,863	2,016
Net realized (gains) losses on securities transactions	(206)	2,004	(2,330)
Federal Home Loan Bank stock dividends	(267)	(313)	(371)
Increase in cash surrender value of bank-owned life insurance	(1,361)	(967)	(844)
Amortization of deferred loan fees	185	326	405
Net gain on sales of loans held for sale	(109)	(230)	(834)
Sales of loans held for sale	6,943	16,267	70,307
Origination of loans held for sale	(6,645)	(15,435)	(66,238)
Net loss on sales of premises and equipment	—	11	4
Net (gain) loss on sales of other real estate	(223)	144	—
ESOP compensation expense	—	1,200	—
Write-down of other real estate	—	—	40
(Increase) decrease in accrued interest and other assets	(518)	652	(182)
Increase in accrued interest and other liabilities	2,008	2,404	805
Net cash provided by operating activities	32,331	36,187	34,483
Cash flows from investing activities
Securities available for sale
Sales	22,612	250,225	128,537
Maturities and calls	61,864	130,711	267,061
Purchases	(78,426)	(412,771)	(585,399)
Securities held to maturity
Maturities and calls	9,584	12,685	20,926
Purchases	(2,539)	(55,375)	(239)
Net (increase) decrease in loans	(48,808)	21,315	47,337
Investment in bank-owned life insurance policies	(568)	(15,913)	(10,436)
Purchases of premises and equipment	(2,822)	(1,408)	(1,293)
Sales of premises and equipment	—	4	1
Sales of other real estate	4,606	3,613	208
Net cash used in investing activities	(34,497)	(66,914)	(133,297)
Cash flows from financing activities
Net increase in deposits	69,924	39,811	109,675
Loan to ESOP to acquire West Suburban common stock	—	—	(1,200)
Increase (decrease) in prepaid solutions cards	8,261	(5,403)	15,385
Dividends paid	(21,625)	(21,625)	(22,490)
Net cash provided by financing activities	56,560	12,783	101,370
Net increase (decrease) in cash and cash equivalents	54,394	(17,944)	2,556
Beginning cash and cash equivalents	51,400	69,344	66,788
Ending cash and cash equivalents	$105,794	$51,400	$69,344
Supplemental disclosures
Cash paid for
Interest	$29,026	$20,750	$22,511
Income taxes	9,907	8,090	12,964
Other real estate acquired through loan foreclosures	1,437	5,647	1,474

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

Securities

Debt and marketable equity securities are classified into two categories, “available for sale” and “held to maturity.” Available for sale securities are carried at fair value with net unrealized gains and losses (net of deferred tax) reported in accumulated other comprehensive loss as a separate component of shareholders’ equity. Held to maturity securities are carried at amortized cost as the Company has both the ability and positive intent to hold them to maturity. Other securities such as Federal Home Loan Bank stock are carried at cost. Interest income includes amortization of purchase premium and accretion of purchase discount. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the specific securities sold. The Company does not engage in trading activities.

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

The allowance for loan losses is a valuation allowance for probable incurred credit losses in the loan portfolio. The allowance is increased by a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan has been established. Subsequent recoveries, if any, are credited to the allowance. The allowance consists of specific and general components. The specific component relates to specific loans that are individually classified as impaired. The general component covers pools of other loans and is based on historical loss experience adjusted for current factors. The allowance for loan losses is evaluated monthly based on management’s periodic review of loan collectibility in light of historical loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values and prevailing economic conditions. Although allocations of the allowance may be made for specific loans, the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Management’s evaluation of loan collectibility is inherently subjective as it requires estimates that are subject to significant revision as more information becomes available or as relevant circumstances change.

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

Loans Held for Sale

Loans are identified as either held for investment or held for sale upon origination. Loans held for sale are recorded at the lower of amortized cost or market value, determined on an aggregate basis. Unrealized losses, if any, are recognized on a current basis by charges to earnings. At December 31, 2005 and 2004, the cost and market value of loans held for sale were approximately the same.

Bank-owned Life Insurance (“BOLI”)

The Company has purchased life insurance policies on certain officers and directors. BOLI is recorded at its cash surrender value, or the amount that can be realized.

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

Prepaid Solutions Cards

Prepaid solutions card revenues are recognized when services are performed. These revenues are comprised primarily of service and transaction fees. Service fees represent payments associated with card preparation, customization, usage, non-usage and processing. Transaction fees primarily represent interchange fees generated as transactions are made by cardholders. These fees are recognized as revenue in the same period the related transactions occur or services are rendered.

Prepaid solutions card expenses are recognized as incurred. These expenses generally include costs associated with the card preparation and customization, data processing fees associated with the card transaction processing, and other expenses directly associated with the Bank’s prepaid solutions card customers. General and administrative expenses, such as salaries and benefits, furniture and equipment, advertising and promotion, and professional fees are not included in the prepaid solutions card expense category, but rather are included in the appropriate expense classification in the Company’s consolidated statements of income.

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

Dividends paid on ESOP shares are passed through to participants. Earned and allocated ESOP shares are voted by the respective participants. Because participants may require the Company to purchase their ESOP shares upon termination of their employment, the appraised fair value of all earned and allocated ESOP shares is reclassified from shareholders’ equity. ESOP shares committed to be released are reported as a reduction of shareholders’ equity. Once the shares have been released they are added to shareholder’s equity.

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

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank of $14,486 and $13,318 was required to meet regulatory reserve and clearing requirements at year end 2005 and 2004, respectively. These balances do not earn interest.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to West Suburban or by West Suburban to shareholders. These restrictions pose no practical limit on the ability of the Bank or West Suburban to pay dividends at historical levels. (See Note 11 for more specific disclosure.)

Fair Value of Financial Instruments

Fair value of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 9. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of active markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications

Certain reclassifications have been made in prior years’ financial statements to conform to the current year’s presentation.

Recent Accounting Pronouncements

In December 2004, FASB issued Statement 123 (revised), “Share-based Payment” which requires companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This treatment will apply to awards granted or modified after the first quarter or year beginning after June 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. Because the Company does not currently have any stock options outstanding and has not historically issued stock options, management does not anticipate that Statement 123 will have an impact on the Company’s financial condition or results of operation.

Note 2 - Securities

The amortized cost and fair value of securities available for sale are as follows at December 31:

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$45,417	$260	$(1,658)	$44,019
U.S. government agencies and corporations	277,326	—	(8,278)	269,048
Mortgage-backed	145,289	—	(3,749)	141,540
States and political subdivisions	10,590	—	(225)	10,365
Total debt securities	478,622	260	(13,910)	464,972
Preferred stock	1,003	—	(177)	826
Total	$479,625	$260	$(14,087)	$465,798

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$51,198	$327	$(594)	$50,931
U.S. government agencies and corporations	306,669	21	(3,201)	303,489
Mortgage-backed	121,969	80	(1,400)	120,649
States and political subdivisions	5,824	10	(68)	5,766
Total debt securities	485,660	438	(5,263)	480,835
Preferred stock	1,003	—	(243)	760
Total	$486,663	$438	$(5,506)	$481,595

The amortized cost and fair value of securities held to maturity are as follows at December 31:

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$37,347	$2	$(469)	$36,880
Mortgage-backed	13,018	5	(496)	12,527
States and political subdivisions	14,580	178	(91)	14,667
Total	$64,945	$185	$(1,056)	$64,074

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies and corporations	$43,405	$119	$(162)	$43,362
Mortgage-backed	12,430	25	(311)	12,144
States and political subdivisions	16,101	205	(122)	16,184
Total	$71,936	$349	$(595)	$71,690

Securities with unrealized losses at year end 2005 and 2004 not recognized in income are presented below by the length of time the securities have been in a continuous unrealized loss position:

	2005
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
Corporate	$12,917	$292	$28,342	$1,366	$41,259	$1,658
U.S. government agencies and corporations	172,874	3,443	131,053	5,304	303,927	8,747
Mortgage-backed	137,356	3,237	16,202	1,008	153,558	4,245
States and political subdivisions	10,693	168	3,942	148	14,635	316
Preferred stock	—	—	825	177	825	177
Total temporarily impaired	$333,840	$7,140	$180,364	$8,003	$514,204	$15,143

	2004
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
Corporate	$39,671	$594	$—	$—	$39,671	$594
U.S. government agencies and corporations	291,506	2,573	32,199	790	323,705	3,363
Mortgage-backed	108,449	1,045	17,497	666	125,946	1,711
States and political subdivisions	9,563	183	7,730	7	17,293	190
Preferred stock	—	—	760	243	760	243
Total temporarily impaired	$449,189	$4,395	$58,186	$1,706	$507,375	$6,101

In accordance with generally accepted accounting principles, unrealized losses on debt securities are not recognized if management has the intent and ability to hold the securities until their maturity date and no concerns exist with respect to the ability of the issuer to satisfy its obligations at maturity. Management believes that the fair value of these debt securities with unrealized losses will recover as the securities approach their maturity date and/or reprice date. At December 31, 2005, preferred stock with an amortized cost of $1.0 million had unrealized losses for a continuous period of twelve months or more and the amount of the unrealized losses as of that date was $.2 million. The Company has determined this unrealized loss to be temporary as management expects the security to recover its original cost as interest rates increase as the security approaches its reprice date. The Company has both the intent and ability to hold the investment until such recovery occurs. The preferred stock is issued by the Federal Home Loan Mortgage Corporation. Management does not believe any individual unrealized loss as of December 31, 2005 represents other than temporary impairment.

The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 2005 by contractual maturity are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$54,437	$53,896	$20,473	$20,321
Due after 1 year through 5 years	253,432	245,226	23,974	23,721
Due after 5 years through 10 years	22,453	21,292	3,951	3,992
Due after 10 years	3,011	3,018	3,529	3,513
Mortgage-backed	145,289	141,540	13,018	12,527
Total	$478,622	$464,972	$64,945	$64,074

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Approximately $147,015 of securities are callable in 2006. Most of these callable securities were issued by U.S. government agencies and corporations.

Securities with a carrying value of approximately $53,938 and $53,478 at December 31, 2005 and 2004, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

Sales of securities available for sale were as follows:

	2005	2004	2003
Proceeds from sales	$22,612	$250,225	$128,537
Gross realized gains	185	751	2,346
Gross realized losses	(3)	(2,755)	(246)

Net gains on securities transactions in 2005 include recoveries of $24 on securities written down in 2001. Net gains on securities transactions in 2003 include recoveries of $230 on securities written off in 1998.

Note 3 - Loans

Major classifications of loans were as follows at December 31:

	2005	2004
Commercial	$276,898	$267,799
Consumer	7,501	7,552
Indirect automobile	24,939	38,651
Real estate
Residential	160,902	146,259
Commercial	225,794	207,978
Home equity	229,514	237,622
Construction	165,484	135,264
Held for sale	140	329
Credit card	10,545	14,682
Other	711	516
Total	1,102,428	1,056,652
Allowance for loan losses	(10,681)	(10,527)
Loans, net	$1,091,747	$1,046,125

The Company makes commercial, personal and residential loans primarily to customers throughout the western suburbs of Chicago. Construction loans are primarily made to customers engaged in the development and construction of residential real estate projects within the Company’s market area.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2005	2004	2003
Balance, beginning of year	$10,527	$14,420	$13,847
Provision for loan losses	1,375	200	2,150
Loans charged-off	(1,589)	(4,564)	(1,947)
Recoveries	368	471	370
Balance, end of year	$10,681	$10,527	$14,420

Impaired loans are summarized as follows at December 31:

	2005	2004	2003
Year-end loans with no allocated allowance for loan losses	$904	$664	$193
Year-end loans with allocated allowance for loan losses	5,403	6,613	22,345
Total	$6,307	$7,277	$22,538

Amount of the allowance for loan losses allocated to impaired loans at year-end	$3,497	$2,317	$7,145
Average impaired loans during the year	4,962	15,606	19,565
Interest income recognized during impairment	306	317	328

Nonperforming loans were as follows at December 31:

Loans past due 90 days or more still on accrual	$1,665	$1,036	$380
Nonaccrual loans	533	3,815	15,008
Total	$2,198	$4,851	$15,388

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. At December 31, 2005 and 2004, the Company serviced mortgage loans for the benefit of others with aggregate unpaid principal balances of $5,960 and $8,816, respectively. Accordingly, retained and acquired mortgage servicing rights are not material and are not presented as a separate asset. The Company generally sells mortgage loans with servicing rights released.

	2005	2004	2003
Activity during the year:
Origination of loans held for sale	$6,645	$15,435	$66,238
Proceeds from sales of loans held for sale	6,943	16,267	70,307
Net gains on sales of loans held for sale	109	230	834
Loan servicing fees	24	34	61

Note 4 - Premises and Equipment

Major classifications of assets comprising premises and equipment are summarized as follows at December 31:

	2005	2004
Land	$11,571	$11,571
Premises	42,355	41,535
Furniture and equipment	44,202	42,199
Total	98,128	95,305
Less accumulated depreciation	(57,949)	(54,664)
Premises and equipment, net	$40,179	$40,641

Note 5 - Deposits

The major categories of deposits are summarized as follows at December 31:

	2005	2004
Demand-noninterest-bearing	$165,413	$153,081
NOW	331,420	323,979
Money market checking	219,433	222,214
Savings	413,860	447,257
Time deposits
Less than $100,000	365,166	322,184
$100,000 and greater	144,374	101,027
Total	$1,639,666	$1,569,742

At December 31, 2005, the scheduled maturities of time deposits were as follows:

2005
2006	$270,654
2007	118,545
2008	54,192
2009	41,036
2010	25,107
Thereafter	6
Total	$509,540

Note 6 - Income Taxes

Income tax expense is as follows for the years ended December 31:

	2005	2004	2003
Currently payable tax
Federal	$9,181	$8,595	$10,625
State	(97)	(421)	1,727
Deferred tax provison (benefit)	1,239	755	(386)
Total	$10,323	$8,929	$11,966

A reconciliation between taxes computed at the statutory federal income tax rate and the consolidated effective tax rates follows:

	2005	2004	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%
(Decrease) increase in taxes resulting from:
Tax-exempt income	(1.0)%	(1.8)%	(1.2)%
State income taxes, net of federal tax benefit	(0.2)%	(0.6)%	2.9%
Dividends on ESOP shares	(3.7)%	(2.9)%	(3.5)%
Other items, net	(1.3)%	(2.3)%	(1.6)%
Effective tax rate	28.8%	27.4%	31.6%

The temporary differences which created deferred tax assets and liabilities at December 31 are summarized below:

	2005	2004
Deferred tax assets
Allowance for loan losses	$4,246	$4,185
Deferred compensation	2,409	2,057
Unrealized loss on securities available for sale	5,496	2,014
Nonaccrual loan interest income	141	947
Capital loss	—	566
Other	109	—
Total deferred tax assets	12,401	9,769
Deferred tax liabilities
Depreciation	653	705
Federal Home Loan Bank stock dividends	674	568
Undistributed REIT income	309	287
Deposit base intangible	212	185
Qualified prepaid expenses	281	268
Other	365	92
Total deferred tax liabilities	2,494	2,105
Net deferred tax assets	$9,907	$7,664

Net deferred tax assets are included in accrued interest and other assets. No valuation allowance was considered necessary for net deferred tax assets. At December 31, 2005, the Company had a net operating loss carryforward for state tax purposes totaling approximately $8.0 million, which begins to expire in 2018.

Note 7 - Employee Benefit Plans

The ESOP provides incentives to employees by granting participants an interest in West Suburban’s common stock, which represents the ESOP’s primary investment. An individual account is established for each participant and the benefits payable upon retirement, termination, disability or death are based upon service, the amount of the employer’s contributions and any income, expenses, gains and losses and forfeitures allocated to the participant’s account. Contributions, which are determined by the board of directors of the Bank, are paid by the Bank and were $1,951 in 2005, $1,879 in 2004 and $2,324 in 2003.

At December 31, 2005 and 2004, the ESOP held 83,530 and 83,270, respectively, shares of West Suburban common stock that were allocated to ESOP participants. Upon termination of their employment, participants who elect to receive their benefit distributions in the form of West Suburban common stock may require the Company to purchase the common stock distributed at fair value during two 60-day periods. The first purchase period begins on the date the benefit is distributed and the second purchase period begins on the first anniversary of the distribution date. This contingent repurchase obligation is reflected in the Company’s financial statements as “Common stock in

ESOP subject to contingent repurchase obligation” and reduces shareholders’ equity by an amount that represents the independently appraised fair value of all West Suburban common stock held by the ESOP and allocated to participants, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require the Company to purchase the shares. Notwithstanding the Company’s belief that it is unlikely that the Company would be required to satisfy this repurchase obligation, at December 31, 2005 and 2004, this contingent repurchase obligation reduced shareholders’ equity by $54,378 and $53,959, respectively.

During 2005 and 2004, the ESOP distributed $541 and $509, respectively, in cash representing the interests of participants. In addition, the ESOP distributed 650 shares in 2005 and 673 shares in 2004 of West Suburban common stock. The Company believes that the ESOP will continue to have a sufficient amount of cash to distribute benefit payments to former employees and that the exercise of the right of former employees to cause the Company to purchase West Suburban common stock is unlikely.

The Company has deferred compensation arrangements with certain former and current executive officers. The deferred compensation expense for the years ended December 31, 2005, 2004 and 2003 was $190, $190 and $194, respectively. Executive officers can elect to defer the payment of a percentage of their salaries and cash bonuses and members of the board of directors can elect to defer the payment of their directors’ fees. In addition, the Company makes annual contributions for the benefit of participants ($25 for six senior executive officers and $5 for other executive officers) in the Company’s deferred compensation arrangements. As of December 31, 2005, 14 executive officers participated in the deferred compensation plan.

The total accumulated liability for all deferred compensation arrangements was $6,061 and $5,175 at December 31, 2005 and 2004, respectively. These amounts are included in accrued interest and other liabilities in the consolidated balance sheets.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. These commitments primarily consist of unused lines of credit, undrawn portions of construction loans and commitments to make new loans. Commitments generally have fixed expiration dates or other termination provisions and may require the payment of a fee. Since many of the commitments are expected to expire without being exercised or drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

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

A summary of the contractual exposure to off-balance-sheet risk as of December 31 follows:

	2005			2004
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Commercial loans and lines of credit	$1,230	$194,842	$196,072	$956	$168,157	$169,113
Check credit lines of credit	1,219	—	1,219	1,262	—	1,262
Mortgage loans	5,411	1,060	6,471	5,170	1,750	6,920
Home equity lines of credit	—	179,072	179,072	—	170,301	170,301
Letters of credit	—	34,913	34,913	—	31,973	31,973
Credit card lines of credit	—	41,014	41,014	—	76,003	76,003
Total	$7,860	$450,901	$458,761	$7,388	$448,184	$455,572

Fixed rate commercial loan commitments at December 31, 2005 generally had interest rates ranging from 4.50% to 9.00% with remaining terms ranging from 3 months to 5 years. Fixed rate mortgage loan commitments at December 31, 2005 generally had interest rates ranging from 5.75% to 6.25% with terms ranging from 10 to 30 years. Fixed rate check credit lines of credit had an interest rate of 18.00% as of December 31, 2005.

Note 9 - Fair Value of Financial Instruments

The methods and assumptions used to estimate the fair value of financial instruments are as follows. For short-term assets (i.e., cash and due from banks and federal funds sold), their estimated fair value approximate their carrying value. For deposits with variable interest rates, it has been assumed that their estimated fair value approximates their carrying value. Because of their short terms, the carrying values of accrued interest receivable and payable approximates their fair values.

The fair value for securities was derived from quoted market values or, when quotes were not available, the fair value was estimated based on the rate and term of the security and information about the issuer. The fair value for loans was estimated by discounting the future expected cash flows from loan repayments using current interest rates for loans having comparable maturities and credit risk. The fair value for time deposits was estimated by discounting expected cash flows at discount rates comparable to current market rates for similar maturing liabilities.

Off-balance-sheet financial instruments are comprised of letters of credit and commitments to extend credit. The estimated fair value of off-balance-sheet financial instruments is not considered material.

While these estimates of fair value are based on management’s judgment of the most appropriate factors as of the balance sheet date, there is no assurance that the estimated fair value would have been realized if the assets would have been disposed of or the liabilities settled at that date, since market value may differ depending on various factors. In addition, the estimated fair value would not apply to subsequent dates.

The estimated fair value of the Company’s financial instruments as of December 31 is set forth in the table below:

	2005		2004
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$105,794	$105,794	$51,400	$51,400
Securities
Available for sale	465,798	465,798	481,595	481,595
Held to maturity	64,945	64,074	71,936	71,690
Federal Home Loan Bank stock	5,619	5,619	5,352	5,352
Loans, less allowance for loan losses	1,091,747	1,096,505	1,046,125	1,055,087
Accrued interest	7,846	7,846	7,309	7,309

Financial liabilities
Deposits	1,639,666	1,637,346	1,569,742	1,574,363
Accrued interest	5,318	5,318	4,075	4,075

Note 10 - Related Party Transactions

Certain executive officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, are customers of the Bank in the ordinary course of business received loans from the Bank totaling $32,611 and $30,421 at December 31, 2005 and 2004, respectively. During 2005, $26,985 in loans and $24,795 in principal payments were made. Related parties maintained deposits at the Bank totaling $46,084 and $43,197 at December 31, 2005 and 2004, respectively.

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

Regulations require the Company and the Bank to maintain minimum capital amounts and ratios (set forth in the following table). Management believes that as of December 31, 2005, the Company and the Bank exceeded all capital adequacy requirements.

Management’s present policy is to limit dividends from the Bank so that the Bank qualifies as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991. This policy minimizes the amount of Federal Deposit Insurance Corporation (“FDIC”) insurance premiums paid by the Bank and provides capital to fund growth. As of December 31, 2005, the Bank could pay, in the aggregate, dividends of approximately $4,600 to West Suburban while remaining a “well-capitalized” institution. Dividends from the Bank are West Suburban’s primary source of cash flow.

As of December 31, 2005 and 2004, the most recent notifications from the FDIC categorized the Bank as “well- capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized” the Bank must maintain minimum ratios for total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets as set forth in the following table. There are no conditions or events since that notification that management believes would result in a change of the category. The capital amounts and ratios of the Company and the Bank for purposes of the prompt corrective action framework are presented in the table below:

	Actual		Minimum For Capital Adequacy Purposes		Minumum To Be Well- Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005
Total capital (to risk weighted assets)
Company	$167,230	11.9%	$112,520	8.0%	N/A	N/A
Bank	145,139	10.3%	112,385	8.0%	140,481	10.0%
Tier 1 capital (to risk weighted assets)
Company	156,549	11.1%	56,260	4.0%	N/A	N/A
Bank	134,458	9.6%	56,192	4.0%	84,288	6.0%
Tier 1 capital (to average assets)
Company	156,549	8.7%	71,768	4.0%	N/A	N/A
Bank	134,458	7.5%	71,517	4.0%	89,396	5.0%

As of December 31, 2004
Total capital (to risk weighted assets)
Company	$163,176	12.1%	$108,243	8.0%	N/A	N/A
Bank	144,708	10.7%	107,870	8.0%	134,838	10.0%
Tier 1 capital (to risk weighted assets)
Company	152,649	11.3%	54,122	4.0%	N/A	N/A
Bank	134,181	10.0%	53,935	4.0%	80,903	6.0%
Tier 1 capital (to average assets)
Company	152,649	8.8%	69,672	4.0%	N/A	N/A
Bank	134,181	7.7%	69,371	4.0%	86,713	5.0%

The appraised fair value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Note 12 - Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

	2005	2004	2003
Net unrealized holding losses on available for sale securities	$(8,553)	$(6,472)	$(3,389)
Reclassification adjustments for (gains) and losses later recognized in income	(206)	2,004	(2,330)
Net unrealized losses	(8,759)	(4,468)	(5,719)
Tax effect	3,482	1,777	2,268
Other comprehensive loss	$(5,277)	$(2,691)	$(3,451)

Note 13 - Condensed Financial Information - Parent Only

Condensed Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets
Cash, substantially all on deposit in subsidiary	$19,026	$14,234
Securities available for sale (amortized cost of $2,984 in 2005 and $3,874 in 2004)	2,877	3,813
Securities held to maturity (fair value of $4,197 in 2005 and $4,029 in 2004)	4,287	4,149
Investment in subsidiary	126,424	131,310
Goodwill	712	712
Other assets	247	627
Total assets	$153,573	$154,845

Liabilities and shareholders’ equity
Dividends payable	$4,325	$4,325
Other liabilities	210	66

Common stock in ESOP subject to contingent repurchase obligation	54,378	53,959

Shareholders’ equity	94,660	96,495
Total liabilities and shareholders’ equity	$153,573	$154,845

Condensed Statements of Income

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Income
Dividends from subsidiary	$24,907	$22,633	$25,586
Interest income
Deposits	259	140	190
Securities	293	331	2
Net realized gains (losses) on securities transactions	162	(47)	—
Total income	25,621	23,057	25,778

Expense
Other	359	403	391
Total expense	359	403	391
Income before income taxes	25,262	22,654	25,387
Income tax expense (benefit)	14	(100)	(161)
Income before equity in undistributed net income of subsidiary	25,248	22,754	25,548
Equity in undistributed net income of subsidiary	238	904	360
Net income	$25,486	$23,658	$25,908

Condensed Statements of Cash Flows

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities
Net income	$25,486	$23,658	$25,908
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income tax benefit	(41)	(26)	(20)
Equity in undistributed net income of subsidiary	(238)	(904)	(360)
Net discount accretion of securities	(120)	(90)	—
Net realized (gains) losses on securities transactions	(162)	47	—
Decrease (increase) in other assets	438	(441)	(60)
Increase (decrease) in other liabilities	19	(22)	(1)
Net cash provided by operating activities	25,382	22,222	25,467
Cash flows from investing activities
Securities available for sale
Sales	1,535	3,170	—
Purchases	(500)	(4,820)	(2,293)
Securities held to maturity
Purchases	—	(4,038)	—
Net cash provided by (used in) by investing activities	1,035	(5,688)	(2,293)
Cash flows from financing activities
Loan to ESOP to acquire West Suburban common stock	—	1,200	(1,200)
Cash dividends paid	(21,625)	(21,625)	(22,490)
Net cash used in financing activities	(21,625)	(20,425)	(23,690)
Net increase (decrease) in cash	4,792	(3,891)	(516)
Beginning cash	14,234	18,125	18,641
Ending cash	$19,026	$14,234	$18,125

Note 14 - Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited income, expense and per share data on a quarterly basis for the three-month periods indicated:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year Ended December 31, 2005
Interest income	$23,961	$23,103	$21,878	$20,447
Interest expense	8,864	7,834	7,077	6,494
Net interest income	15,097	15,269	14,801	13,953
Provision for loan losses	—	750	625	—
Net interest income after provision for loan losses	15,097	14,519	14,176	13,953
Noninterest income	6,456	5,626	5,687	5,802
Noninterest expense	11,556	11,299	11,324	11,328
Income before income taxes	9,997	8,846	8,539	8,427
Income tax expense	2,848	2,667	2,179	2,629
Net income	$7,149	$6,179	$6,360	$5,798
Earnings per share	$16.52	$14.29	$14.71	$13.41

Year Ended December 31, 2004
Interest income	$19,971	$19,908	$19,936	$19,511
Interest expense	5,944	5,579	5,295	5,021
Net interest income	14,027	14,329	14,641	14,490
Provision for loan losses	—	—	200	—
Net interest income after provision for loan losses	14,027	14,329	14,441	14,490
Noninterest income	5,788	2,849	5,083	4,687
Noninterest expense	10,811	10,517	11,083	10,696
Income before income taxes	9,004	6,661	8,441	8,481
Income tax expense	2,158	1,712	2,336	2,723
Net income	$6,846	$4,949	$6,105	$5,758
Earnings per share	$15.87	$11.45	$14.14	$13.36

During the fourth quarter of 2005, the Company experienced an increase of $830 in noninterest income compared to the previous quarter. This was primarily the result of increases in prepaid solutions card income relating primarily to the addition of one new large client and increased gift card sales.

During the fourth quarter of 2004, the Company had an increase in noninterest income of $2,939 compared to the previous quarter. This was primarily due to net losses on sale of investment securities of $2,057 during the third quarter of 2004. These transactions were undertaken to reposition the investment portfolio to shorten duration and reduce interest rate risk. The Company also experienced increased noninterest income as a result of increased fees from its prepaid solutions and brokerage programs. The Company also had increased interest expense of $365 during this period compared to the previous quarter, primarily due to higher interest rates paid on deposits as a result of the rising interest rate environment. Noninterest expense decreased during the fourth quarter compared to the previous quarter, primarily due to decreased profit sharing expense resulting from a decrease in the ESOP contribution percentage. The Bank’s board of directors determined that the decrease in contribution percentage was appropriate in light of the Bank’s performance in 2004.

Certain reclassifications were made between noninterest income and noninterest expense in 2005 and 2004. These reclassifications had no impact on net income.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Management assessed the Company’s systems of internal control over financial reporting as of December 31, 2005. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2005, the Company maintained effective internal control over financial reporting based on those criteria.

The Company’s independent auditors have issued an audit report on management’s assessment of the Company’s internal control over financial reporting.

March 9, 2006

/s/ Kevin J. Acker
Kevin J. Acker
Chairman and Chief Executive Officer

/s/ Duane G. Debs
Duane G. Debs
President and Chief Financial Officer

[CROWE CHIZEK LOGO]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that West Suburban Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). West Suburban Bancorp, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that West Suburban Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, West Suburban Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Suburban Bancorp, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005, and our report dated March 9, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
March 9, 2006

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)

The following information should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report.

	Years Ended December 31,
	2005	2004	2003	2002	2001
Selected operating data
Interest income	$89,389	$79,326	$80,801	$85,394	$98,904
Interest expense	30,269	21,839	21,986	27,803	40,413
Net interest income	59,120	57,487	58,815	57,591	58,491
Provision for loan losses	1,375	200	2,150	8,125	2,950
Net interest income after provision for loan losses	57,745	57,287	56,665	49,466	55,541
Noninterest income (1)	23,571	18,407	22,924	13,989	9,684
Noninterest expense	45,507	43,107	41,715	37,051	35,467
Income before income taxes	35,809	32,587	37,874	26,404	29,758
Income tax expense	10,323	8,929	11,966	8,472	9,575
Net income	$25,486	$23,658	$25,908	$17,932	$20,183

Per share data
Earnings	$58.93	$54.82	$59.90	$41.46	$46.67
Cash dividends declared	50.00	50.00	44.00	41.50	40.00
Book value (2)	344.60	347.87	346.62	341.47	335.30

Selected balances, end of year
Securities	$536,362	$558,883	$492,380	$328,300	$268,815
Loans, less allowance for loan losses	1,091,747	1,046,125	1,074,215	1,128,816	1,093,376
Total assets	1,826,826	1,748,049	1,710,695	1,586,063	1,473,559
Deposits	1,639,666	1,569,742	1,529,931	1,420,256	1,309,720
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation	149,038	150,454	149,912	147,685	145,015

Ratios
Return on average total assets	1.43%	1.36%	1.55%	1.17%	1.40%
Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation	17.05%	15.58%	16.94%	12.01%	13.73%
Cash dividends declared to net income	84.85%	91.41%	73.45%	100.09%	85.72%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets	8.40%	8.73%	9.16%	9.76%	10.21%
Net interest margin (3)	3.59%	3.60%	3.81%	4.07%	4.39%

(1)    Noninterest income includes a litigation settlement of $1,085 in 2003 for the settlement of a claim related to an investment that the Company made in prior years. Noninterest income also includes gains (losses) on sales on securities of $206 in 2005, ($2,004) in 2004, $2,330 in 2003, $1,017 in 2002, $2,334 in 2001 and a write-down of $2,960 of the carrying value of securities available for sale in 2001.

(2)    Book value per share equals shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares. See Note 7 to the Company’s consolidated financial statements. This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

(3)    Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND

AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS

(Dollars in thousands)

The following table presents for the years indicated the total dollar amount of interest income from average interest-earning assets and their yields, as well as the interest expense on average interest-bearing liabilities and their costs, expressed both in dollars and rates. All average balances are daily average balances. To the extent received, interest on nonaccruing loans has been included in the table. Interest income on nonaccrual loans was not material in 2005, 2004 and 2003.

	Years Ended December 31,
	2005			2004			2003
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Federal funds sold	$22,962	$732	3.2%	$24,838	$363	1.5%	$17,947	$197	1.1%
Securities
Taxable	547,119	19,235	3.5%	494,397	18,158	3.7%	408,992	16,037	3.9%
Exempt from federal income tax (1)	22,984	1,482	6.4%	40,165	2,463	6.1%	32,098	2,114	6.6%
Total securities (1)	570,103	20,717	3.6%	534,562	20,621	3.9%	441,090	18,151	4.1%
Loans (1)(2)	1,069,549	68,489	6.4%	1,061,218	59,236	5.6%	1,107,082	63,237	5.7%
Total interest-earning assets (1)(2)	1,662,614	89,938	5.4%	1,620,618	80,220	4.9%	1,566,119	81,585	5.2%
Cash and due from banks	40,450			39,829			40,451
Premises and equipment, net	40,018			41,644			44,362
Other real estate	1,472			3,913			154
Allowance for loan losses	(10,977)			(13,309)			(14,566)
Accrued interest and other assets (2)	46,180			46,491			32,989
Total assets	$1,779,757			$1,739,186			$1,669,509
Liabilities and shareholders’ equity
Interest-bearing deposits NOW	$320,357	1,333	0.4%	$313,023	795	0.3%	$289,718	730	0.3%
Money market checking	230,527	5,982	2.6%	232,431	3,271	1.4%	234,031	3,199	1.4%
Savings	435,022	6,792	1.6%	447,583	5,202	1.2%	414,074	5,256	1.3%
Time deposits
Less than $100,000	341,123	11,711	3.4%	318,447	9,510	3.0%	312,473	9,924	3.2%
$100,000 and greater	121,928	4,402	3.6%	99,208	3,027	3.1%	92,811	2,842	3.1%
Total interest-bearing deposits	1,448,957	30,220	2.1%	1,410,692	21,805	1.5%	1,343,107	21,951	1.6%
Other interest-bearing liabilities	1,341	49	3.7%	2,584	34	1.3%	2,464	35	1.4%
Total interest-bearing liabilities	1,450,298	30,269	2.1%	1,413,276	21,839	1.5%	1,345,571	21,986	1.6%
Demand-noninterest-bearing deposits	150,280			147,130			152,443
Accrued interest and other liabilities	29,729			26,909			18,567
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (3)	149,450			151,871			152,928
Total liabilities and shareholders’ equity	$1,779,757			$1,739,186			$1,669,509
Net interest income		$59,669			$58,381			$59,599
Interest rate spread			3.3%			3.4%			3.6%
Net interest margin (1)			3.6%			3.6%			3.8%

(1)          Interest income, net interest margin and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

(2)          The average balances of nonaccrual loans are included in accrued interest and other assets.

(3)          See Note 7 to the Company’s consolidated financial statements. This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company’s financial condition as of December 31, 2005 and 2004, and the results of operations for each of the three years in the period ended December 31, 2005. This discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report. The financial information provided below is rounded in order to simplify the presentation of management’s discussion and analysis. However, the ratios and percentages provided below are calculated using the more detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

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

Allowance for Loan Losses. The Company maintains an allowance for loan losses at a level management believes is sufficient to absorb probable incurred credit losses in the loan portfolio. The allowance for loan losses represents the Company’s estimate of probable incurred credit losses in the loan portfolio at each balance sheet date and is based on the review of available and relevant information. The allowance contains allocations for probable incurred credit losses that have been identified relating to specific borrowing relationships as well as probable incurred credit losses for pools of loans. The allowance for loan losses is reassessed monthly by the Company to determine the appropriate level of the allowance. The amount of the allowance for loan losses is determined based on a variety of factors, including assessment of the credit risk of the loans in the loan portfolio, volume of the loans, delinquent loans, evaluation of current economic conditions in the market area, actual charge-offs during the period and historical loss experience. Loan quality is continually monitored by management and reviewed by the loan committee on a monthly basis.

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

Management adjusts the allowance for loan losses by an amount sufficient to maintain the allowance at the level determined appropriate. Loans are charged-off when deemed to be uncollectible by management. The Company believes that the allowance for loan losses is adequate to provide for estimated probable incurred credit losses in the loan portfolio.

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

The following table presents the Company’s significant fixed and determinable contractual obligations and significant commitments by payment date as of December 31, 2005 (dollars in thousands). The payment amounts represent those amounts contractually due to the recipient and do not include any carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced Note to the Company’s Consolidated Financial Statements included in this annual report.

	Note Reference	One Year or Less	Over One Year to Three Years	Over Three Years to Five Years	Over Five Years	Total
Deposits without a stated maturity	5	$1,130,126	$—	$—	$—	$1,130,126
Time deposits	5	270,654	172,737	66,143	6	509,540
Prepaid solutions cards		19,907	—	—	—	19,907
Operating leases		264	602	519	1,046	2,431
Commitments to extend credit
Fixed rate	8					7,860
Variable rate	8					450,901

Balance Sheet Analysis

Total Assets. Total consolidated assets of the Company at December 31, 2005 increased 4.5% from the prior year-end. Increases in the loans and federal funds sold were the largest components of the increase in total assets and were partially offset by decreases in the securities portfolio. Total average assets in 2005 increased 2.3% from the prior year primarily due to an increase in average securities resulting from purchases of mortgage-backed securities during the first six months of 2005. Asset growth was funded primarily by higher levels of deposits.

Cash and Cash Equivalents. Cash and cash equivalents at December 31, 2005 increased 105.8% from the prior year-end primarily due to increases in federal funds sold which arose from maturities and paydowns in the securities portfolio near year-end. The increase in federal funds sold reflects the Company’s decision to invest funds for a short duration in order to ensure the availability of funds necessary for the growth in the loan portfolio.

Securities. The Company’s securities portfolio decreased 4.0% at December 31, 2005 from the prior year-end primarily due to the Company’s decision to invest its funds in short duration instruments for the reason described in the previous paragraph. The Company continued to make investments in mortgaged-backed securities during the first six months of 2005. Investing in amortizing securities (such as mortgage-backed securities) as compared to securities with a single payment at maturity is an important element in the Company’s liquidity management in the current interest rate environment. The Company considers monthly paydowns on mortgage-backed securities a consistent source of cash flows. Additionally, the Company manages its investment portfolio to maximize the return on invested funds within acceptable risk guidelines, to meet pledging and liquidity requirements, and to adjust balance sheet interest rate sensitivity to insulate net interest income against the impact of interest rate changes. During 2005, the Company’s accumulated other comprehensive loss increased $5.3 million due to a change in unrealized losses on securities available for sale, net of reclassification and tax effects. Unrealized losses on securities available for sale increased due to increases in market interest rates. The Company will continue to monitor its level of available for sale and held to maturity securities and will classify new securities in the appropriate category at the time of purchase.

Loans. Total loans outstanding at December 31, 2005 increased 4.3% from the prior year-end primarily due to increased balances in the construction and commercial real estate loan portfolios. The increases in the construction and commercial real estate loan portfolios were primarily due to new loan originations, including a $12.0 million increase in loans outstanding to a current construction loan customer and the origination of a $10.6 million commercial real estate loan. Increases in the residential real estate loan portfolio were offset by decreases in the indirect automobile, home equity, and credit card loan portfolios. The Company anticipates a continuing decline in the indirect automobile loan portfolio primarily due to lower lending volumes, prepayments, and scheduled repayments, as well as the promotions that are likely to continue to be offered by automobile dealers. After consistent growth for more than five years, the Company experienced an $8.1 million decrease in the home equity loan portfolio as the market for this loan product softened. The Company intends to continue to aggressively market home equity loan products. The decline in the credit card loan portfolio was primarily due to the discontinuance of a line of credit cards issued by the Company.

Allowance for Loan Losses and Asset Quality. Net loan charge-offs were $1.2 million and $4.1 million in 2005 and 2004, respectively. Nonaccrual loans decreased $3.3 million in 2005. This decrease was primarily due to developments in certain loan relationships. In particular, one relationship representing $1.2 million of nonaccrual loans had a principal reduction and partial charge-off while another relationship representing $1.1 million of nonaccrual loans had a principal reduction with the remaining balance transferred to other real estate which was subsequently sold. Additionally, two other loan relationships had principal reductions and charge-offs totaling $.9 million. Loans 90 days or more past due and still on accrual increased $.6 million. This increase was primarily due to the addition of three loans becoming 90 days or more past due. Two of these loans are well collateralized and in the process of collection; the third loan was paid off during January 2006. These increases were partially offset by the payoffs of other commercial and residential real estate loans.

The ratio of the allowance for loan losses to total loans outstanding was 0.97% and 1.00% at December 31, 2005 and 2004, respectively. The following table is an analysis of the Company’s nonperforming loans and other real estate at December 31 (dollars in thousands):

	2005	2004	2003
Loans past due 90 days or more still on accrual	$1,665	$1,036	$380
Nonaccrual loans	533	3,815	15,008
Total nonperforming loans	$2,198	$4,851	$15,388
Nonperforming loans as a percent of total loans	0.20%	0.46%	1.41%
Allowance for loan losses as a percent of nonperforming loans	486%	217%	94%
Other real estate	$210	$3,156	$1,266
Nonperforming assets as a percent of total assets	0.13%	0.46%	0.97%

Bank-owned Life Insurance. The cash surrender value of BOLI increased to $32.2 million at December 31, 2005 from $30.3 million at December 31, 2004.

Other Real Estate. During 2005, the Company acquired properties with an aggregate carrying value of $1.4 million and sold properties with an aggregate carrying value of $4.4 million representing a net decrease in other real estate for the year of $3.0 million. The Company recorded a gain of $.2 million as a result of these sales.

Deposits. Total deposits at December 31, 2005 increased 4.5% from the prior year-end. The increase in total deposits primarily resulted from an increase in time deposits. The Company believes time deposits will continue to increase due to its promotional efforts and as customers migrate to time deposits from lower yielding more liquid deposits during the current rising interest rate environment. In general, management promotes its deposit products when appropriate and prices its products in a manner intended to maintain its current accounts and attract new customers while maintaining the Company’s net interest margin at an adequate level.

Prepaid Solutions Cards. Outstanding balances on prepaid solutions cards increased 70.9% from the prior year-end. This increase was primarily due to the Company implementing new prepaid solutions programs during 2005. The Company will continue to attempt to increase volume by entering into additional programs with new and existing customers.

Capital Resources

Shareholders’ equity at December 31, 2005 decreased 1.9% from December 31, 2004 as a result of $25.5 million of net income, reduced by dividends declared of $21.6 million, an increase in accumulated other comprehensive loss of $5.3 million and an increase of $.4 million in common stock in ESOP subject to contingent repurchase obligation.

All capital ratios are in excess of the regulatory capital requirements which call for a minimum total risk-based capital ratio of 8% for each of the Company and the Bank, a minimum Tier 1 risk-based capital ratio of 4% for each of the Company and the Bank and a minimum leverage ratio (3% for the most highly rated banks and bank holding companies that do not expect significant growth; all other institutions are required to maintain a minimum leverage capital ratio of 4% to 5% depending on their particular circumstances and risk and growth profiles) for each of the Company and the Bank. Bank holding companies and their subsidiaries are generally expected to operate at or above the minimum capital requirements. All capital ratios are in excess of regulatory minimums and should allow the Company and the Bank to operate without significant capital adequacy concerns. In addition, the Bank formed a subsidiary in 2004 that participates in the Bank’s real estate lending business and is intended to qualify as a real estate investment trust. This subsidiary is also intended to facilitate capital raising efforts, if such efforts become necessary, by enabling the Bank to access the capital markets through the subsidiary.

Management has been advised that as of December 31, 2005 and 2004, the Bank qualified as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended. On a consolidated basis, the Company also exceeded regulatory capital requirements. In accordance with applicable regulations, the appraised fair value of West Suburban common stock owned by the ESOP and allocated to participants is included in Tier 1 capital.

Liquidity

Effective liquidity management ensures the availability of funding sources at minimum cost to meet fluctuating deposit balances, loan demand needs and to take advantage of earnings enhancement opportunities. A large stable core deposit base and a strong capital position are the solid foundation for the Company’s liquidity position. Liquidity is enhanced by a securities portfolio structured to provide liquidity as needed. The Company also maintains relationships with correspondent banks to purchase federal funds subject to underwriting and collateral requirements. Additionally, subject to credit underwriting, collateral, capital stock, and other requirements of the Federal Home Loan Bank of Chicago (“FHLB”), the Company is able to borrow from the FHLB on a “same day” basis. As of December 31, 2005, the Company could have borrowed up to approximately $112 million from the FHLB secured by certain of its real estate loans and securities. Furthermore, the Company has agreements in place to borrow up to $50 million in federal funds. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity and maturity schedules of interest-earning assets and interest-bearing liabilities.

Generally, the Company uses cash and cash equivalents and securities available for sale to meet its liquidity needs. As of December 31, 2005 and December 31, 2004, these liquid assets represented 31.3% and 30.5% of total assets, respectively. During 2005, the Company’s cash and cash equivalents increased $54.4 million. Net cash provided by operating activities was $32.3 million, while net cash used in investing activities was $34.5 million. Net cash flows provided by financing activities were $56.6 million, resulting primarily from deposit growth. Management expects operating and financing activities to be a continuing source of cash flow in the future.

Income Statement Analysis – 2005 Compared to 2004

General. The Company’s net income increased 7.7% in 2005, primarily due to an increase in total noninterest income of $4.7 million. Net income was also positively affected by an increase in net interest income of $1.6 million. Net income was negatively affected by an increase in total noninterest expense of $2.0 million, an increase in provision for loan losses of $1.2 million and an increase in income tax expense of $1.4 million.

Net Interest Income. Net interest income in 2005 increased 2.8% compared to 2004. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by changes in volume and yield on interest-earning assets and the volume and rates on interest-bearing liabilities. Interest-earning assets consist of federal funds sold, securities and loans. Interest-bearing liabilities primarily consist of deposits. The net interest margin is the percentage of tax-equivalent net interest income to average earning assets. The Company’s net interest margin (on a fully tax-equivalent basis) was 3.6% in 2005 and 2004.

Total interest income (on a fully tax-equivalent basis) increased 12.1% in 2005 primarily due to increased yields from assets in the Company’s loan portfolio. Average loans in 2005 increased .8% while the yield on the portfolio increased 82 basis points. Yields on the Company’s home equity loan portfolio increased 77 basis points during this period. This increase was primarily due to increases in the interest rate charged for home equity lines of credit that adjusted as a result of increases in the prime rate. Beginning in 2004, the prime rate rose due to increases in interest rates initiated by the Federal Reserve. The average prime rate for 2005 was 6.19% compared to 4.35% for 2004. Yields on the commercial loan portfolio increased 160 basis points during this period. The majority of commercial loans have adjustable rates that are tied to the prime rate. Yields on investment securities decreased 23 basis points during this period. This was primarily due to actions taken in the third quarter of 2004 to reposition the investment portfolio, which was intended to shorten the duration and reduce the interest rate risk of the portfolio.

Total interest expense increased 38.6% in 2005. Interest on deposits, which accounted for substantially all of this increase, increased due to higher rates paid on deposits. The yield on interest-bearing deposits increased 54 basis points to 2.09% in 2005 from 1.55% in 2004. The Company increased rates in order to retain its current deposit accounts and attract new deposit customers while maintaining the Company’s net interest margin.

The following table reflects the impact of changes in volume and rates of interest-earning assets and interest-bearing liabilities on a tax equivalent basis for the years ended December 31, 2005 and 2004 (dollars in thousands):

	2005 compared to 2004			2004 compared to 2003
	Change due to			Change due to
	Volume	Rate	Total Change	Volume	Rate	Total Change
Interest Income
Federal funds sold	$(61)	$430	$369	$100	$66	$166
Securities	1,291	(1,195)	96	3,606	(1,136)	2,470
Loans	533	8,720	9,253	(2,562)	(1,439)	(4,001)
Total interest income	1,763	7,955	9,718	1,144	(2,509)	(1,365)

Interest Expense
Interest-bearing deposits	799	7,616	8,415	1,045	(1,191)	(146)
Other interest-bearing liabilities	(45)	60	15	1	(2)	(1)
Total interest expense	754	7,676	8,430	1,046	(1,193)	(147)
Net interest income	$1,009	$279	$1,288	$98	$(1,316)	$(1,218)

Provision for Loan Losses. The provision for loan losses increased $1.2 million in 2005. This was primarily due to a $45.8 million increase in total loans and a $1.2 million increase in the specific reserve allocation to impaired loans during 2005. At December 31, 2005, there was $3.5 million of specific reserves allocated for $5.4 million of impaired loans compared to $2.3 million of specific reserves allocated for $6.6 million of impaired loans at December 31, 2004. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this annual report.

Noninterest Income. Total noninterest income increased 28.1% during 2005 compared to 2004. Prepaid solutions card income increased $2.0 million, or 35.6%, primarily due to an increase in the number of programs implemented during 2005. Service fees on deposit accounts decreased $.4 million primarily from a decline in service charges associated with the overdraft honors program. BOLI income increased $.4 million primarily due to an increase in the Company’s investment in this asset initiated in the third and fourth quarters of 2004. Net realized gain on securities transactions increased $2.2 million to a gain position of $.2 million at December 31, 2005 from a loss position of $2.0 million at December 31, 2004. During the third quarter of 2004, the Company undertook transactions to reposition the investment portfolio intended to shorten the duration and reduce the interest rate risk of the portfolio. The Company also experienced a decrease in net gains on sales of loans held for sale of $.1 million as the Company elected to hold certain 30-year fixed rate mortgage loans, which was a change from its prior practice of selling these loans into the secondary market. The Company anticipates that this change and additional increases in interest rates will have a continuing negative impact on the amount of gains on the sales of loans that it recognizes. Other noninterest income increased $.7 million primarily due to gains on the sales of other real estate and increased travel agency income.

Noninterest Expense. Total noninterest expense increased 5.6% during 2005 compared to 2004. Salaries and employee benefits increased $.9 million due to normal salary increases. Prepaid solutions card expense, including expenses related to the production of cards, postage and processing services, increased $1.5 million, or 37.3%, during this period. This increase was driven by increases in volume for existing programs and the implementation of new programs. The Company anticipates that this expense will continue to increase as new programs continue to be implemented. Management also believes that over time the Company will achieve some economies of scale as the need to make significant investments in development of new products and programs begin to slow. Furniture and equipment expense increased $.2 million primarily due to increased data processing costs associated with the Company’s online banking products and services. Advertising and promotion increased $.4 million due to increased expenses associated with the promotion of the Company’s prepaid solutions products. Additionally, the Company incurred increased expenses associated with the promotion of its commercial and home equity loan products. Other noninterest expense decreased $.7 million primarily due to decreased loan expense from lower appraisal costs and recording fees. Additionally, other losses expense, postage and freight expense and Visa® card holder expense decreased during 2005 compared to 2004. The Company’s efficiency ratio, a measure of the amount of expense needed to generate each dollar of income was 55% in 2005 and 57% in 2004. The ratio improved primarily due to the Company experiencing a $.2 million gain on sale of securities in 2005 compared to a $2.0 million loss in 2004.

Income Taxes. Income tax expense increased 15.6% in 2005, primarily due to higher pre-tax income. The effective tax rates for the years ended December 31, 2005 and 2004 were 28.8% and 27.4%, respectively.

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

Total interest income (on a fully tax-equivalent basis) decreased 1.7% in 2004 primarily due to declining volume and yields from assets in the Company’s loan portfolio. Average loans in 2004 decreased 4.1% while the yield on the portfolio decreased 13 basis points. Yields in the Company’s real estate loan portfolio declined 21 basis points during this period. Yields on the Company’s home equity loan portfolio declined 20 basis points during this period. Yields on fixed rate home equity loans have decreased due to reductions in the Company’s rates on this product. Yields on variable rate home equity lines of credit are tied to the prime rate. The average prime rate in 2004 was 4.35% compared to 4.12% in 2003. Yields on the commercial loan portfolio increased 6 basis points during this period. The majority of commercial loans have adjustable rates that are tied to the prime rate. During 2004, the prime rate rose due to increases in interest rates initiated by the Federal Reserve. Yields on investment securities decreased 26 basis points in 2004. This was primarily a result of the Company’s reinvestment of proceeds from called and matured securities along with additional funds from decreased loan volume into securities that provide a lower yield.

Total interest expense decreased .7% in 2004. Interest on deposits, which accounted for substantially all of the decline, decreased primarily due to lower market rates. The yield on interest-bearing deposits decreased 8 basis points to 1.55% in 2004 compared to 1.63% in 2003.

Provision for Loan Losses. The provision for loan losses decreased $2.0 million or 90.7% in 2004. This was primarily due to a $32.0 million decrease in total loans (including a $15.3 million decrease in impaired loans) and a $4.8 million decline in the specific reserve allocation to impaired loans during 2004. At December 31, 2004 there was $2.3 million of specific reserves allocated for $6.6 million of loans compared to $7.1 million of specific reserves allocated for $22.3 million of loans at December 31, 2003. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this annual report.

Noninterest Income. Total noninterest income decreased 19.7% during 2004 compared to 2003. Prepaid solutions card income increased $2.1 million as a result of the implementation of new programs and increased usage of the Company’s prepaid solutions card products. Service fees on deposit accounts decreased $.4 million, resulting primarily from a decline in service charges associated with the overdraft honors program. BOLI income increased $.1 million primarily due to an increase in the Company’s investment in these assets initiated in the third and fourth quarters of 2004. In 2004, the Company recorded $2.0 million in net realized losses on securities transactions compared to $2.3 million in net realized gains on securities transactions in 2003. This was primarily due to actions taken to reposition the investment portfolio, which was intended to shorten the duration and reduce the interest rate risk of the portfolio. The Company also experienced a decrease in net gain on sales of loans held for sale of $.6 million due to a flat mortgage market as refinancing activity together with new financing activity slowed significantly. During 2004, the Company elected to hold certain 30-year fixed rate mortgage loans, which was a change from its prior practice of selling these loans into the secondary market. During 2003, the Company recorded $1.1 million of additional income in connection with a litigation settlement. Other noninterest income decreased $.4 million resulting from a decrease in mortgage loan application fees due to the flat mortgage market.

Noninterest Expense. Total noninterest expense increased 3.3% during 2004 compared to 2003. Salaries and employee benefits decreased $.3 million. Normal salary increases and increased medical insurance costs were offset by reduced bonuses and ESOP contributions. The number of full-time equivalent employees was 497 at December 31, 2004 compared to 499 at December 31, 2003. Prepaid solutions cards expense, including expenses relating to the production of cards, postage and processing services, increased $1.5 million during this period. Advertising and promotion expense increased $.2 million primarily due to expenses for gift cards and other prepaid solutions products along with the Company’s home equity loan product mailings. Professional fees increased $.3 million primarily due to costs associated with establishing subsidiaries as a part of an initiative intended to enhance profitability and to provide capital-raising alternatives. Other expense decreased $.3 million primarily due to a decrease in postage and freight expense. The Company’s efficiency ratio was 57% in 2004 and 51% in 2003. This ratio weakened primarily due to the Company experiencing $2.0 million of losses on sales of securities in 2004 compared to $2.3 million in securities gains in 2003.

Income Taxes. Income tax expense decreased 25.4% in 2004, primarily due to lower pre-tax income. Additionally, the Company experienced higher income levels over the same period in 2003 on tax-exempt income on municipal and agency securities, BOLI income and a reduction in income subject to state taxation reduced the effective tax rate. The effective tax rates for the years ended December 31, 2004 and 2003 were 27.4% and 31.6%, respectively.

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

Listed below are the Company’s projected changes in net interest income over a twelve-month horizon for the various rate shock levels as of the periods indicated (dollars in thousands):

	Amount	Dollar Change	Percent Change
December 31, 2005
+200 basis points	$63,379	$3,853	6.5%
+100 basis points	61,479	1,953	3.3%
Base	59,526
-100 basis points	61,178	1,652	2.8%
-200 basis points	58,644	(882)	(1.5)%

December 31, 2004
+200 basis points	$56,487	$2,129	3.9%
+100 basis points	55,760	1,402	2.6%
Base	54,358
-100 basis points	49,195	(5,163)	(9.5)%
-200 basis points	44,459	(9,899)	(18.2)%

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

BOARDS OF DIRECTORS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chairman of the Board
David S. Bell	Certified Public Accountant
Duane G. Debs	President and Chief Financial Officer
Charles P. Howard	Parkview Community Church, Business Administrator
Peggy P. LoCicero	Former Banker

West Suburban Bank

Robert W. Schulz	Chairman; Oliver Hoffmann Corporation, Vice President and Treasurer
Keith W. Acker	President
Craig R. Acker	Former Banker
Earl K. Harbaugh	Ditch Witch Midwest, President
Ronald J. Kuhn	Harry W. Kuhn, Inc., Chairman, Secretary and Treasurer
Paul J. Lehman	The Macom Corporation, President
John G. Williams	Bracing Systems, Vice President

OFFICERS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chief Executive Officer
Duane G. Debs	President and Chief Financial Officer
Keith W. Acker	Chief Operations Officer
Michael P. Brosnahan	Vice President
Michael J. Lynch	Director of Internal Audit
David J. Mulkerin	Chief Compliance Officer
George E. Ranstead	Secretary to the Board and Treasurer

West Suburban Bank

Senior Officers
Keith W. Acker	President, Trust Officer
Kevin J. Acker	Senior Vice President, Marketing
Michael P. Brosnahan	Senior Vice President, Commercial Lending and Community Reinvestment Act Officer
James T. Chippas	Senior Vice President, Consumer Lending
Duane G. Debs	Senior Vice President, Comptroller and Trust Officer
Daniel P. Grotto	Senior Vice President, Business Development and Prepaid Solutions

Building Management
Edward J. Garvey	Vice President, Building Management

Business Development
Doug R. Bobenhouse	Business Development and Sales Manager - Prepaid Solutions

Commercial Loans
Stanley C. Celner, Jr.	Vice President, Commercial Loans
Grant O. Cowen	Vice President, Commercial Loans
Timothy P. Dineen	Vice President, Commercial Real Estate Loans
Michael F. Moone	Vice President, Commercial Real Estate Loans
David S. Orr	Vice President, Commercial Loans
Edwin S. Stephens IV	Vice President, Commercial Loans
Richard D. Yanney	Vice President, Commercial Loans
Gregory L. Young	Vice President, Commercial Loans
John J. Schroeder	Commercial Loan Officer

Compliance
David J. Mulkerin	Chief Compliance Officer

Comptroller
George E. Ranstead	Vice President, Assistant Comptroller and Investment Officer
Jay J.P. Greifenkamp	Vice President, Financial Analyst, Investment Officer and Secretary to the Board

Consumer Loans
William H. Hunter	Vice President, Consumer Loans
Keith J. Larson	Vice President, Consumer Loans
Cynthia A. Meredith	Vice President, Consumer Loans
Charles J. Svoboda	Vice President, Consumer Loans
David J. Wanek	Assistant Vice President, Consumer Loans

Electronic Services
Janet L. Kemble	Assistant Vice President, Electronic Services

Financial Services
Michael Abbatacola	Vice President, Financial Services

Human Resources
Mary Ellen Condon	Vice President, Human Resources

Information Systems
Steven A. Jennrich	Vice President, Information Systems
Jacqueline R. Weigand	Vice President, Project Manager

Internal Audit
Michael J. Lynch	Vice President, Director of Internal Audit

Loan Operations
Sandra C. Boyce	Vice President, Residential Mortgage Loan Processing
Gary H. Brandes	Vice President, Consumer Loan Operations
Kevin Bussey	Vice President, Collections
Debra H. Crowley	Vice President, Commercial Loan Operations
Lawrence J. Ortman	Vice President, Credit Analysis and Loan Review

Loss Prevention
Craig Kelbus	Vice President, Security and Loss Prevention

Marketing
Denise M. Zatarski	Director of Marketing

Operations
Danielle Budig	Vice President, Operations and Visa

Purchasing
Helen G. Schmitt	Assistant Vice President, Purchasing

Retail Banking
Jack Buscemi	Vice President, Retail Banking
William J. Jennrich	Vice President, Retail Banking
Marcia K. Worobec	Vice President, Branch Operations and Branch Manager - Westmore, Metra
Kathleen M. Brockman	Assistant Vice President, Branch Manager - Lake Street
Jeanne L. Carlisle	Assistant Vice President, Branch Manager - Bolingbrook West
Beverly D. Cornelious	Assistant Vice President, Branch Manager - Bolingbrook East
Gina M. Corral	Assistant Vice President, Staff Manager
Barbara D. Darden	Assistant Vice President, Branch Manager - Chicago Avenue, Naperville
Robert G. Dover, Jr.	Assistant Vice President, Branch Manager - North Main
Yolanda V. Dunn	Assistant Vice President, Branch Manager - Eola Road
Nansi E. Eivaz	Assistant Vice President, Branch Manager - Downtown Downers,
Romeoville
Joyce M. Fedele	Assistant Vice President, Branch Manager - Charlestowne
Sharon A. Fonte	Assistant Vice President, Branch Manager - Glendale Heights
Kenneth J. Hannah	Assistant Vice President, Branch Manager - Carol Stream
Priya Hira	Assistant Vice President, Branch Manager - Danada, Wheaton
Kirsten L. Jensen	Assistant Vice President, Branch Manager - Bartlett
Terry Leitner	Assistant Vice President, Branch Manager - 75th Street, Westmont
Maria A. Martinez	Assistant Vice President, Branch Manager - Warrenville, Yorkville
Jeffery W. Miska	Assistant Vice President, Branch Manager - Cass Avenue
Brian S. Nickleski	Assistant Vice President, Branch Manager - South Main
Dawn M. Oles	Assistant Vice President, Branch Manager - Montgomery
Gwen B. O’Loughlin	Assistant Vice President, Branch Manager - Villa Park
Robert L. Pauling	Assistant Vice President, Branch Manager - Stratford Square
Cynthia A. Picton	Assistant Vice President, Branch Manager - Galena
Kay J. Piotrowski	Assistant Vice President, Branch Manager - Fair Oaks
Jerome F. Sheeman	Assistant Vice President, Branch Manager - Finley Road
Lisa M. Schmidt	Assistant Vice President, Branch Manager - South Elgin
Jose L. Valdez	Assistant Vice President, Branch Manager - Oswego
Jason Knapp	Manager Trainee - President Street

Travel with West Suburban
Dennis A. Woodyatt	Travel Agent

Trust
Christine H. Pawlak	Trust Officer

West Suburban Insurance Services
Patricia Falstrom	Insurance Agent

Addresses of West Suburban Facilities

(630) 652 - 2000

Aurora

Eola Road Branch: 335 North Eola Road, Aurora, Illinois 60504

Galena Branch: 2000 West Galena Boulevard, Aurora, Illinois 60506

Lake Street Branch: 101 North Lake Street, Aurora, Illinois 60506

Bartlett

Bartlett Branch: 1061 West Stearns Road, Bartlett, Illinois 60103

Bloomingdale

Stratford Square Branch: 355 West Army Trail Road, Bloomingdale, Illinois 60108

Bolingbrook

Bolingbrook East Branch: 672 East Boughton Road, Bolingbrook, Illinois 60440

Bolingbrook West Branch: 1104 West Boughton Road, Bolingbrook, Illinois 60440

Carol Stream

Carol Stream Branch: 401 North Gary Avenue, Carol Stream, Illinois 60188

Fair Oaks Branch: 1380 West Army Trail Road, Carol Stream, Illinois 60188

President Street Branch: 895 East Geneva Road, Carol Stream, Illinois 60188

Darien

75th Street Branch: 1005 75th Street, Darien, Illinois 60561

Cass Avenue Branch: 8001 South Cass Avenue, Darien, Illinois 60561

Downers Grove

Downtown Downers Branch: 5330 Main Street, Downers Grove, Illinois 60515

Finley Road Branch: 2800 Finley Road, Downers Grove, Illinois 60515

Glendale Heights

Glendale Heights Branch: 1657 Bloomingdale Road, Glendale Heights, Illinois 60139

Lombard

Metra Main Branch: 100 South Main Street, Lombard, Illinois 60148

North Main Branch: 707 North Main Street, Lombard, Illinois 60148

South Main Branch: 1122 South Main Street, Lombard, Illinois 60148

Westmore Branch: 711 South Meyers Road, Lombard, Illinois 60148 (Headquarters)

Montgomery

Montgomery Branch: 1830 Douglas Road, Montgomery, Illinois 60538

Naperville

Chicago Avenue Branch: 1296 East Chicago Avenue, Naperville, Illinois 60540

Naperville Branch: 2020 Feldott Lane, Naperville, Illinois 60540

Oakbrook Terrace

Oakbrook Terrace Branch: 17W754 22nd Street, Oakbrook Terrace, Illinois 60181

Oswego

Oswego East Branch: 2830 Route 34, Oswego, Illinois 60543

Oswego West Branch: 1071 Station Drive, Oswego, Illinois 60543 – opening Fall of 2006

Romeoville

Romeoville Branch: 505 North Weber Road, Romeoville, Illinois 60446

South Elgin

South Elgin Branch: 1870 McDonald Road, South Elgin, Illinois 60177

St. Charles

Charlestowne Branch: 3000 East Main Street, St. Charles, Illinois 60174

St. Charles Branch: 315 South Randall Road, St. Charles, Illinois 60174

Villa Park

Villa Park Branch: 40 East St. Charles Road, Villa Park, Illinois 60181

Warrenville

Warrenville Branch: 3S041 Route 59, Warrenville, Illinois 60555

Westmont

Westmont Branch: 6400 South Cass Avenue, Westmont, Illinois 60559

Wheaton

Danada Branch: 295 West Loop Road, Wheaton, Illinois 60187

Wheaton Branch: 221 South West Street, Wheaton, Illinois 60187

Yorkville

Yorkville Branch: 10 Saravanos Drive, Yorkville, Illinois 60560 – opening Spring of 2006

ATMs are available at all of the above banking branches.

Limited-Service Branches

Beacon Hill Retirement Community: Lombard, Illinois 60148

Financial Center: 717 South Meyers Road, Lombard, Illinois 60148

Lexington Health Care Center of Elmhurst: Elmhurst, Illinois 60126

Lexington Health Care Center of Lombard: Lombard, Illinois 60148

Other Services

Prepaid Solutions Group: 17W754 22nd Street, Oakbrook Terrace, Illinois 60181 - (630) 652-2000

Travel with West Suburban: 711 South Meyers Road, Lombard, Illinois 60148 - (630) 495-1400

West Suburban Bank Land Trust: 711 South Meyers Road, Lombard, Illinois 60148 - (630) 652-2225

West Suburban Bank Visa: 701 South Meyers Road, Lombard, Illinois 60148 - (630) 652-2000 extension 2903

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

Duane G. Debs

President and Chief Financial Officer

West Suburban Bancorp, Inc.

2800 Finley Road

Downers Grove, Illinois 60515

(630) 652-2801

Annual Meeting of Shareholders

The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 10, 2006 at 8:00 a.m. All shareholders are cordially invited to attend.

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