Form 10-K, Exhibit 13
period 2006-12-31
WEST SUBURBAN BANCORP INC
filed 2007-03-15
CIK 805080

Exhibit 13

Profile

West Suburban Bancorp, Inc. (“West Suburban”) is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the “Bank” and, together with West Suburban, the “Company”). The Company had total assets at December 31, 2006 of approximately $1.9 billion. The Bank is one of the largest independent banks headquartered in DuPage County.

West Suburban Bancorp, Inc.
Financial Highlights

	Years Ended December 31,
	(Dollars in thousands, except per share data)
	2006	2005	2004	2003	2002
Net income	$25,351	$25,486	$23,658	$25,908	$17,932
Per share data
Earnings	58.62	58.93	54.82	59.90	41.46
Book value (GAAP) (1)	220.43	218.87	223.60	227.85	248.43
Book value (non-GAAP) (1)	359.18	344.60	347.87	346.62	341.47
Net loans	1,153,885	1,091,747	1,046,125	1,074,215	1,128,816
Total assets	1,876,643	1,827,191	1,748,049	1,710,695	1,586,063
Total deposits	1,677,844	1,639,666	1,569,742	1,529,931	1,420,256

(1)             Book value per share represents the aggregate amount of shareholders’ equity and common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.  See Note 7 to the Company’s consolidated financial statements and “Non-GAAP Financial Measures.”  This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

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

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the local and national economy, including the local real estate markets; (ii) the timely development and acceptance of new products and services, including products and services offered through alternative delivery channels such as the Internet; (iii) changes in federal, state and local laws, regulations and governmental policies (including laws, regulations and government policies relating to taxation) concerning the Company’s general business; (iv) changes in interest rates and prepayment rates of the Company’s assets; (v) increased competition in the financial services sector and the inability to maintain an acceptable net interest margin; (vi) the inability to attract new customers and retain existing customers; (vii) changes in technology implemented by the Company and by other parties including technological changes implemented for, or related to, the Company’s website or new products such as prepaid solutions cards, payroll cards and other similar products and services; (viii) the inability to develop and maintain secure and reliable electronic systems including systems developed for the Company’s website or new products such as prepaid solutions cards, payroll cards and other similar products and services; (ix) the loss of key executives or employees and the difficulty in replacing them; (x) changes in consumer spending and saving; (xi) the economic impact of terrorist activities and military actions; (xii) unexpected results of acquisitions; (xiii) unexpected outcomes of existing or new litigation involving the Company; (xiv) changes in accounting policies and practices; and (xv) the inability of the Company to manage the risks associated with the foregoing as well as anticipated. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Additional information concerning the Company and its business, including risk factors that could materially affect the Company’s results of operations and financial condition, is included in the Company’s filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 10-K.

To Our Shareholders, Customers and Friends

During 2007, we will be celebrating our 45th Anniversary. Over the years we have continually strived to expand our presence in the western suburbs of Chicago and beyond. West Suburban Bank began 45 years ago as a small one facility store-front and now we have 34 full service facilities offering a wide variety of innovative products. Consistent with our mission of being a progressive, high performing community bank, we opened our first facility in Yorkville in 2006 and in early 2007 we opened our second facility in Oswego.

During 2006, total loans grew 5.6% while nonperforming loans decreased 34%. We also experienced growth of over 2% in total deposits. Our strong core deposit base continues to be a significant contributor to our success and reflects our strong commitment to the communities in the markets we serve. Earnings per share decreased by .5% on total net income of $25.4 million.

At West Suburban, we have a strong commitment to the communities we serve as evidenced by the various programs and organizations in which our employees are involved. These programs and organizations include Christmas in April, DuPage Pads, DuPage County Homeless Continuum of Care, Exchange Club — Prevention of Child and Adult Abuse, Hessed House, Kane County Homeless Continuum of Care as well as participation in various capacities at churches, fraternal organizations, chambers of commerce and local school boards.

As in the past, we continue to provide our customers traditional banking products such as checking, savings and certificate of deposit accounts as well as competitive home equity, residential mortgage and commercial loans. We will continue to enhance our online banking services at www.westsuburbanbank.com in order to offer our customers improved accessibility 24 hours a day, seven days a week. Our new consumer banking initiatives will not distract us from our commitment to our business customers. We value these relationships and appreciate that our future success depends upon our ability to continue to be a good partner to business throughout the communities we serve.

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

Common Stock, Book Value and Dividends

West Suburban has a single class of common stock issued and outstanding. The common stock is not traded on any stock exchange or on the over-the-counter market. West Suburban’s per share book value as of the end of each quarter and dividends declared for the last two years are set forth below:

Quarter	BookValue GAAP (1)	BookValue Non-GAAP (1)	Dividends Declared
4th	$220.43	$359.18	$20.00
3rd	223.24	362.46	10.00
2nd	215.43	347.81	10.00
1st	217.33	347.07	10.00

4th	$218.87	$344.60	$20.00
3rd	226.21	355.08	10.00
2nd	227.64	353.07	10.00
1st	220.40	341.73	10.00

(1)

Book value per share represents the aggregate amount of shareholders’ equity and common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares. See Note 7 to the Company’s consolidated financial statements and “Non-GAAP Financial Measures.” This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

The dividends declared during the fourth quarter of 2006 included a special $10.00 per share dividend payable on December 15, 2006 to shareholders of record as of December 1, 2006. Similarly, the dividends declared during the fourth quarter of 2005 included a special $10.00 per share dividend payable on December 15, 2005 to shareholders of record as of December 1, 2005.

Business Review

As of December 31, 2006, the Company had total assets of approximately $1.9 billion and maintained 34 full-service branches, four limited-service branches and six departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. The Bank focuses on providing retail and commercial banking products and services in its market area. The Company had 510 full-time equivalent employees at December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

West Suburban Bancorp, Inc.

Lombard, Illinois

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc. (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 1 to the consolidated financial statements, on December 31, 2006 the Company changed its method of accounting for postretirement benefits to comply with new accounting guidance.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2007 expressed an unqualified opinion thereon.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois

March 9, 2007

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	2006	2005
Assets
Cash and due from banks	$56,956	$54,935
Federal funds sold	67,073	50,859
Total cash and cash equivalents	124,029	105,794
Securities
Available for sale (amortized cost of $462,147 in 2006 and $479,625 in 2005)	453,097	465,798
Held to maturity (fair value of $44,728 in 2006 and $64,074 in 2005)	45,013	64,945
Federal Home Loan Bank stock	5,091	5,619
Total securities	503,201	536,362
Loans, less allowance for loan losses of $10,650 in 2006 and $10,681 in 2005	1,153,885	1,091,747
Cash surrender value of bank-owned life insurance	34,422	32,225
Premises and equipment, net	39,965	40,179
Other real estate	351	210
Accrued interest and other assets	20,790	20,674
Total assets	$1,876,643	$1,827,191

Liabilities and shareholders’ equity
Deposits
Demand-noninterest-bearing	$155,041	$165,413
Interest-bearing	1,522,803	1,474,253
Total deposits	1,677,844	1,639,666
Prepaid solutions cards	21,105	19,907
Accrued interest and other liabilities	22,350	18,580

Common stock in ESOP subject to contingent repurchase obligation	60,009	54,378

Shareholders’ equity
Common stock, no par value; 15,000,000 shares authorized; 432,495 shares issued and outstanding	3,457	3,457
Surplus	38,066	38,066
Retained earnings	119,572	115,846
Accumulated other comprehensive loss	(5,751)	(8,331)
Amount reclassified on ESOP shares	(60,009)	(54,378)
Total shareholders’ equity	95,335	94,660
Total liabilities and shareholders’ equity	$1,876,643	$1,827,191

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in thousands, except per share data)

	2006	2005	2004
Interest income
Loans, including fees	$82,542	$68,459	$59,204
Securities
Taxable	19,222	19,235	18,158
Exempt from federal income tax	1,040	963	1,601
Federal funds sold	2,932	732	363
Total interest income	105,736	89,389	79,326

Interest expense
Deposits	45,303	30,220	21,805
Other	31	49	34
Total interest expense	45,334	30,269	21,839
Net interest income	60,402	59,120	57,487
Provision for loan losses	150	1,375	200
Net interest income after provision for loan losses	60,252	57,745	57,287

Noninterest income
Prepaid solutions cards	8,295	7,774	5,734
Service fees on deposit accounts	6,978	7,441	7,808
Debit card fees	1,970	2,027	1,751
Bank-owned life insurance	1,462	1,361	967
Net gain on sales of loans held for sale	124	109	230
Net realized gains (losses) on securities transactions	85	206	(2,004)
Other	3,951	4,653	3,921
Total noninterest income	22,865	23,571	18,407

Noninterest expense
Salaries and employee benefits	23,621	22,449	21,513
Prepaid solutions cards	5,767	5,459	3,975
Furniture and equipment	4,759	4,851	4,644
Occupancy	4,581	4,073	4,011
Advertising and promotion	1,916	1,824	1,459
Professional fees	1,217	1,313	1,292
Other	5,995	5,538	6,213
Total noninterest expense	47,856	45,507	43,107

Income before income taxes	35,261	35,809	32,587
Income tax expense	9,910	10,323	8,929
Net income	$25,351	$25,486	$23,658

Earnings per share	$58.62	$58.93	$54.82
Average shares outstanding	432,495	432,495	431,546

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in thousands, except per share data)

	Common Stock and Surplus	Retained Earnings	Accumulated Other Compre- hensive Income (Loss)	Unearned ESOP Shares	Amount Reclassified on ESOP Shares	Total Shareholders’ Equity
Balance, January 1, 2004	$41,523	$109,952	$(363)	$(1,200)	$(51,371)	$98,541

Comprehensive income
Net income	—	23,658	—	—	—	23,658
Change in unrealized loss on available for sale securities, net of reclassification and tax effects	—	—	(2,691)	—	—	(2,691)
Total comprehensive income	—	—	—	—	—	20,967
Cash dividends declared - $50.00 per share	—	(21,625)	—	—	—	(21,625)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—	—	(2,588)	(2,588)
ESOP shares released	—	—	—	1,200	—	1,200
Balance, December 31, 2004	41,523	111,985	(3,054)	—	(53,959)	96,495

Comprehensive income
Net income	—	25,486	—	—	—	25,486
Change in unrealized loss on available for sale securities, net of reclassification and tax effects	—	—	(5,277)	—	—	(5,277)
Total comprehensive income	—	—	—	—	—	20,209
Cash dividends declared - $50.00 per share	—	(21,625)	—	—	—	(21,625)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—	—	(419)	(419)
Balance, December 31, 2005	41,523	115,846	(8,331)	—	(54,378)	94,660

Comprehensive income
Net income	—	25,351	—	—	—	25,351
Change in unrealized loss on available for sale securities, net of reclassification and tax effects	—	—	2,878	—	—	2,878
Total comprehensive income	—	—	—	—	—	28,229
Adjustment to initially apply SFAS No. 158, net of tax (Note 7)	—	—	(298)	—	—	(298)
Cash dividends declared - $50.00 per share	—	(21,625)	—	—	—	(21,625)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation	—	—	—	—	(5,631)	(5,631)
Balance, December 31, 2006	$41,523	$119,572	$(5,751)	$—	$(60,009)	$95,335

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in thousands)

	2006	2005	2004
Cash flows from operating activities
Net income	$25,351	$25,486	$23,658
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	3,607	3,284	3,648
Provision for loan losses	150	1,375	200
Deferred income tax (benefit) provision	(1,701)	1,239	755
Net premium amortization of securities	564	1,140	1,863
Net realized (gains) losses on securities transactions	(85)	(206)	2,004
Federal Home Loan Bank stock dividends	—	(267)	(313)
Increase in cash surrender value of bank-owned life insurance	(1,462)	(1,361)	(967)
Amortization of deferred loan fees	100	185	326
Net gain on sales of loans held for sale	(124)	(109)	(230)
Sales of loans held for sale	9,730	6,943	16,267
Origination of loans held for sale	(9,466)	(6,645)	(15,435)
Net (gain) loss on sales of premises and equipment	(7)	—	11
Net (gain) loss on sales of other real estate	(99)	(223)	144
ESOP compensation expense	—	—	1,200
(Increase) decrease in accrued interest and other assets	(117)	(883)	652
Increase in accrued interest and other liabilities	3,275	2,373	2,404
Net cash provided by operating activities	29,716	32,331	36,187
Cash flows from investing activities
Securities available for sale
Sales	—	22,612	250,225
Maturities, calls and redemptions	104,658	61,864	130,711
Purchases	(87,250)	(78,426)	(412,771)
Securities held to maturity
Maturities and calls	22,851	9,584	12,685
Purchases	(2,800)	(2,539)	(55,375)
Net (increase) decrease in loans	(63,252)	(48,808)	21,315
Investment in bank-owned life insurance policies	(735)	(568)	(15,913)
Purchases of premises and equipment	(3,435)	(2,822)	(1,408)
Sales of premises and equipment	49	—	4
Sales of other real estate	682	4,606	3,613
Net cash used in investing activities	(29,232)	(34,497)	(66,914)
Cash flows from financing activities
Net increase in deposits	38,178	69,924	39,811
Increase (decrease) in prepaid solutions cards	1,198	8,261	(5,403)
Dividends paid	(21,625)	(21,625)	(21,625)
Net cash provided by financing activities	17,751	56,560	12,783
Net increase (decrease) in cash and cash equivalents	18,235	54,394	(17,944)
Beginning cash and cash equivalents	105,794	51,400	69,344
Ending cash and cash equivalents	$124,029	$105,794	$51,400
Supplemental disclosures
Cash paid for
Interest	$43,976	$29,026	$20,750
Income taxes	11,270	9,907	8,090
Other real estate acquired through loan foreclosures	724	1,437	5,647

See accompanying notes to consolidated financial statements

WEST SUBURBAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Note 1 — Nature of Business and Summary of Significant Accounting Policies

West Suburban Bancorp, Inc. (“West Suburban”) through the branch network of its subsidiary, West Suburban Bank (the “Bank” and, together with West Suburban, the “Company”), operates 34 full-service branches, four limited-service branches and six departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. Customers in these areas are the primary consumers of the Company’s loan and deposit products and services. Although borrower cash flow is expected to be the primary source of repayment, the Company’s loans are generally secured by various forms of collateral including real estate, business assets, consumer goods, personal guarantees and other items.

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

Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses. Interest income is accrued on the unpaid balance of the Company’s loans and includes amortization of net deferred loan fees and costs over the loan term. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Accrual of interest is generally discontinued on loans 90 days past due, or on an earlier date, if management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of principal or interest is doubtful. In some circumstances, a loan more than 90 days past due may continue to accrue interest if it is fully secured and in the process of collection. When a loan is classified as nonaccrual, interest previously accrued but not collected is charged back to interest income. When payments are received on nonaccrual loans they are first applied to principal, then to interest income and finally to expenses incurred for collection.

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

Loans Held for Sale

Loans are identified as either held for investment or held for sale upon origination. Loans held for sale are recorded at the lower of amortized cost or market value, determined on an aggregate basis. Unrealized losses, if any, are recognized on a current basis by charges to earnings. There were no loans held for sale at December 31, 2006. At December 31, 2005, the cost and market value of loans held for sale were approximately the same. Mortgage loans held for sale are generally sold with servicing released.

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

Employee Stock Ownership Plan (“ESOP”) and Other Retirement Plans

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

Dividends paid on ESOP shares are passed through to participants. Earned and allocated ESOP shares are voted by the respective participants. Because participants may require the Company to purchase their ESOP shares upon termination of their employment, the appraised fair value of all earned and allocated ESOP shares is reclassified from shareholders’ equity. ESOP shares committed to be released are reported as a reduction of shareholders’ equity. Once the shares have been released they are added to shareholders’ equity.

The Company has a postretirement heathcare plan covering certain executives. Postretirement benefit costs are net of service and interest costs and amortization of gains and losses not immediately recognized.

The Company has deferred compensation arrangements with certain former and current executive officers. Deferred compensation expense allocates the benefits over years of service.

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

Legal Proceedings

Legal proceedings, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.  The Company is not aware of any proceedings that will have a material effect on the financial statements.

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank of $12,705 and $14,486 was required to meet regulatory reserve and clearing requirements at year end 2006 and 2005, respectively.  These balances do not earn interest.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to West Suburban or by West Suburban to shareholders.  These restrictions pose no practical limit on the ability of the Bank or West Suburban to pay dividends at historical levels.  (See Note 11 for more specific disclosure.)

Fair Value of Financial Instruments

Fair value of financial instruments are estimated using relevant market information and other assumptions. (See Note 9 for more specific disclosure.)  Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of active markets for particular items.  Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications

Certain reclassifications have been made in prior years’ financial statements to conform to the current year’s presentation.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 155, “Accounting for Certain Hybrid Financial Instruments,” which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement also subjects beneficial interests in securitized financial assets to the requirements of SFAS 133. This statement is effective for all financial instruments acquired, issued, or subject to re-measurement after the beginning of the first fiscal year that begins after September 15, 2006 or January 1, 2007 for calendar-year companies, with earlier adoption permitted. The FASB subsequently issued on January 17, 2007, SFAS 133 Implementation Issue No. B40 (“DIG B40”) to exempt certain securitized financial assets that are prepayable and purchased at a discount after the adoption of SFAS 155 from the bifurcation rules. DIG B40 exempts companies from applying fair value accounting to certain securitized financial instruments, including collateralized mortgage obligations and mortgage backed securities purchased at a discount on and after June 30, 2007. The Company does not currently believe that the adoption of SFAS 155 (as amended by DIG B40) will have a material impact on the financial condition or results of operations.

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets,” which requires all separately recognized servicing assets and liabilities to be initially measured at fair value, if practical. An entity can elect either (1) subsequently to measure servicing rights at fair value and report changes in fair value in earnings, or (2) continue the current practice of amortizing servicing rights in proportion to, and over the expected period of, servicing income or loss. The statement also permits entities, at the date of adoption, a one-time option to reclassify certain available-for-sale (“AFS”) securities to trading securities, without calling into question the classification of other AFS securities under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” provided that the AFS securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or liabilities that the entity has elected to subsequently measure at fair value. This statement is effective for fiscal years beginning after September 15, 2006, or at January 1, 2007 for calendar-year companies. The adoption of SFAS 156 will not have a material impact on the financial condition or results of operations.

In July 2006, the FASB issued FASB Interpretation (“FIN”) 48, “Accounting for Uncertainty in Income Taxes”, which was issued to require that all tax positions be evaluated using consistent criteria and measurement and further supplemented by enhanced disclosure. FIN 48, an interpretation of SFAS 109, “Accounting for Income Taxes,” prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. This interpretation provides clear criteria for subsequently recognizing, derecognizing, and measuring such tax positions for financial statement purposes, as well as provides guidance on accrual of interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, or January 1, 2007 for calendar year-end companies. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption would be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The cumulative-effect adjustment would not apply to those items that would not have been recognized in earnings, such as the effect of adopting FIN 48 on tax positions related to business combinations. The adoption of FIN 48 will not have a material impact on the financial condition or results of operations.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” to provide guidance on how to measure fair value, which would apply broadly to financial and non-financial assets and liabilities that are measured at fair value under other authoritative accounting pronouncements. The statement defines fair value, provides a hierarchy that prioritizes inputs that should be used in valuation techniques used to measure fair value, and expands current disclosures about the use of fair value to measure assets and liabilities. The disclosures focus on the methods used for the measurements and their effect on earnings and would apply whether the assets were measured at fair value in all periods, such as for trading securities, or in only some periods, such as for impaired assets. A transition adjustment would be recognized as a cumulative-effect adjustment to beginning retained earnings for the fiscal year in which the statement is initially adopted. This adjustment is measured as the difference between the carrying amounts and the fair values of those financial instruments at the date of adoption. The statement is effective for fiscal years beginning after November 15, 2007, or January 1, 2008 for calendar-year companies, and interim periods within those fiscal years. The Company will adopt the statement on January 1, 2008. The fair value disclosures required by this statement will be effective for the first interim period in which the statement is adopted. The Company is currently evaluating the impact of this statement on its financial condition and results of operations.

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” that requires companies to recognize the funded status of its defined benefit pension and postretirement plans as an asset or liability on the balance sheet rather than being disclosed in the notes to the financial statements. The over-funded or under-funded status (asset or liability) would be measured as the difference between the fair value of plan assets and the projected benefit obligation for pensions and the accumulated postretirement benefit obligation for other postretirement benefits. Actuarial gains and losses and prior service costs and credits that arise subsequent to the effective date would be recognized, net of tax, as a component of other comprehensive income and would continue to be amortized into earnings in future periods as a component of net periodic benefit cost. In addition, employers are required to set the measurement date as of the balance sheet date, rather than having the option of any date up to three months prior to the fiscal year-end. Plan assets and obligations would not be required to be remeasured for interim period reporting. The requirement to recognize the funded status in the balance sheet is effective for fiscal years ending after December 15, 2006 and the requirement to measure plan assets and benefit obligations as of the balance sheet date is not effective until fiscal years ending after December 15, 2008. The adoption had the following effect on the individual line items in the 2006 balance sheet.

	Before Adoption of SFAS 158	Adjustments	After Adoption of SFAS 158
Liability for postretirement benefits	$156	$495	$651
Deferred income tax assets	11,779	197	11,976
Total liabilities	1,720,804	495	1,721,299
Accumulated other comprehensive loss	(5,453)	(298)	(5,751)
Total shareholders’ equity	95,633	(298)	95,335

Under Emerging Issues Task Force (“EITF”) Issue No. 06-4: Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, the EITF reached a consensus that requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The consensus highlights that the employer who is the policy holder has a liability for the benefit it is providing to the employee. When the employer has agreed to maintain the insurance policy in force for the employee’s benefit during his retirement, then the liability recognized during the employee’s active service period should be based on the future cost of insurance to be incurred during the employee’s retirement. Also, if the employer has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized under SFAS 106. EITF Issue No. 06-4 is effective for fiscal years beginning after December 15, 2007, or January 1, 2008 for calendar-year companies. The Company is required to adopt EITF Issue No. 06-4 on January 1, 2008 through a cumulative effect adjustment to retained earnings as of the beginning of the year of adoption. The Company is currently evaluating the impact of this interpretation on its financial condition and results of operations.

Under EITF Issue No. 06-5: Accounting for Purchases of Life Insurance - Determining the Amount That Could be Realized in Accordance with FASB Technical Bulletin No. 85-4, “Accounting for Purchases of Life Insurance,” the EITF reached a consensus that a policyholder should consider any additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract. The EITF agreed that contractual limitations should be considered when determining the realizable amounts. Those amounts that are recoverable by the policyholder at the discretion of the insurance company should be excluded from the amount that could be realized. The EITF also agreed that fixed amounts that are recoverable by the policyholder in future periods in excess of one year from the surrender of the policy should be recognized at their present value. The EITF also reached a consensus that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy. The EITF also noted that any amount that is ultimately realized by the policyholder upon the assumed surrender of the final policy shall be included in the amount that could be realized under the insurance contract. The issue should be effective for fiscal years beginning after December 15, 2006, but early adoption is permitted. The adoption of EITF Issue No. 06-5 will not have a material impact on the financial condition or results of operations.

Note 2 - Securities

The amortized cost and fair value of securities available for sale are as follows at December 31:

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$46,384	$193	$(1,203)	$45,374
U.S. government sponsored entities	224,276	—	(5,682)	218,594
Mortgage-backed	176,784	347	(2,419)	174,712
States and political subdivisions	13,700	33	(186)	13,547
Total debt securities	461,144	573	(9,490)	452,227
Preferred stock	1,003	—	(133)	870
Total	$462,147	$573	$(9,623)	$453,097

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$45,417	$260	$(1,658)	$44,019
U.S. government sponsored entities	277,326	—	(8,278)	269,048
Mortgage-backed	145,289	—	(3,749)	141,540
States and political subdivisions	10,590	—	(225)	10,365
Total debt securities	478,622	260	(13,910)	464,972
Preferred stock	1,003	—	(177)	826
Total	$479,625	$260	$(14,087)	$465,798

The amortized cost and fair value of securities held to maturity are as follows at December 31:

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored entities	$17,597	$—	$(126)	$17,471
Mortgage-backed	13,882	11	(347)	13,546
States and political subdivisions	13,534	213	(36)	13,711
Total	$45,013	$224	$(509)	$44,728

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored entities	$37,347	$2	$(469)	$36,880
Mortgage-backed	13,018	5	(496)	12,527
States and political subdivisions	14,580	178	(91)	14,667
Total	$64,945	$185	$(1,056)	$64,074

Securities with unrealized losses at year end 2006 and 2005 not recognized in income are presented below by the length of time the securities have been in a continuous unrealized loss position:

	2006
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
Corporate	$2,497	$3	$40,184	$1,200	$42,681	$1,203
U.S. government sponsored entities	—	—	236,065	5,808	236,065	5,808
Mortgage-backed	11,959	34	117,748	2,733	129,707	2,767
States and political subdivisions	754	6	11,412	215	12,166	221
Preferred stock	—	—	870	133	870	133
Total temporarily impaired	$15,210	$43	$406,279	$10,089	$421,489	$10,132

	2005
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
Corporate	$12,917	$292	$28,342	$1,366	$41,259	$1,658
U.S. government sponsored entities	172,874	3,443	131,053	5,304	303,927	8,747
Mortgage-backed	137,356	3,237	16,202	1,008	153,558	4,245
States and political subdivisions	10,693	168	3,942	148	14,635	316
Preferred stock	—	—	825	177	825	177
Total temporarily impaired	$333,840	$7,140	$180,364	$8,003	$514,204	$15,143

In accordance with generally accepted accounting principles, unrealized losses on debt securities are not recognized if management has the intent and ability to hold the securities until their maturity date and no concerns exist with respect to the ability of the issuer to satisfy its obligations at maturity. Management believes that the fair value of these debt securities with unrealized losses will recover as the securities approach their maturity date or repricing date. At December 31, 2006, preferred stock with an amortized cost of $1.0 million had unrealized losses for a continuous period of twelve months or more and the amount of the unrealized losses as of that date was $.1 million. The Company has determined this unrealized loss to be temporary as management expects the security to recover its original cost as interest rates increase as the security approaches its reprice date. The Company has both the intent and ability to hold the investment until such recovery occurs. The preferred stock is issued by the Federal Home Loan Mortgage Corporation. Management does not believe any individual unrealized loss as of December 31, 2006 represents other than temporary impairment.

The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 2006 by contractual maturity are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$34,951	$34,549	$18,300	$18,180
Due after 1 year through 5 years	233,758	227,588	7,063	7,070
Due after 5 years through 10 years	7,255	6,951	2,876	3,008
Due after 10 years	8,396	8,427	2,892	2,924
Mortgage-backed	176,784	174,712	13,882	13,546
Total	$461,144	$452,227	$45,013	$44,728

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Approximately $144,560 of securities are callable in 2007. Most of these callable securities were issued by U.S. government sponsored entities.

Securities with a carrying value of approximately $56,526 and $53,938 at December 31, 2006 and 2005, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

Sales of securities available for sale were as follows:

	2006	2005	2004
Proceeds from sales	$—	$22,612	$250,225
Gross realized gains	—	185	751
Gross realized losses	—	(3)	(2,755)

Net gains on securities transactions in 2006 and 2005 include recoveries of $85 and $24, respectively, on securities written down in 2001.

Note 3 - Loans

Major classifications of loans were as follows at December 31:

	2006	2005
Commercial	$282,826	$276,898
Consumer	6,821	7,501
Indirect automobile	13,855	24,939
Real estate
Residential	177,885	160,902
Commercial	232,865	225,794
Home equity	240,720	229,514
Construction	197,528	165,484
Held for sale	—	140
Credit card	10,375	10,545
Other	1,660	711
Total	1,164,535	1,102,428
Allowance for loan losses	(10,650)	(10,681)
Loans, net	$1,153,885	$1,091,747

The Company makes commercial, personal and residential loans primarily to customers throughout the western suburbs of Chicago. Construction loans are primarily made to customers engaged in the development and construction of residential real estate projects within the Company’s market area.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2006	2005	2004
Balance, beginning of year	$10,681	$10,527	$14,420
Provision for loan losses	150	1,375	200
Loans charged-off	(418)	(1,589)	(4,564)
Recoveries	237	368	471
Balance, end of year	$10,650	$10,681	$10,527

Impaired loans are summarized as follows at December 31:

	2006	2005	2004
Year-end loans with no allocated allowance for loan losses	$12	$904	$664
Year-end loans with allocated allowance for loan losses	9,222	5,403	6,613
Total	$9,234	$6,307	$7,277

Amount of the allowance for loan losses allocated to impaired loans at year-end	$4,689	$3,497	$2,317
Average impaired loans during the year	7,060	4,962	15,606
Interest income recognized during impairment	1,096	306	317

Nonperforming loans were as follows at December 31:

Loans past due 90 days or more still on accrual	$319	$1,665	$1,036
Nonaccrual loans	1,131	533	3,815
Total	$1,450	$2,198	$4,851

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. At December 31, 2006 and 2005, the Company serviced mortgage loans for the benefit of others with aggregate unpaid principal balances of $4,606 and $5,960, respectively. Accordingly, retained and acquired mortgage servicing rights are not material and are not presented as a separate asset. The Company generally sells mortgage loans with servicing rights released.

	2006	2005	2004
Activity during the year:
Origination of loans held for sale	$9,466	$6,645	$15,435
Proceeds from sales of loans held for sale	9,730	6,943	16,267
Net gains on sales of loans held for sale	124	109	230
Loan servicing fees	16	24	34

Note 4 - Premises and Equipment

Major classifications of assets comprising premises and equipment are summarized as follows at December 31:

	2006	2005
Land	$11,671	$11,571
Premises	42,006	42,355
Furniture and equipment	45,681	44,202
Total	99,358	98,128
Less accumulated depreciation	(59,393)	(57,949)
Premises and equipment, net	$39,965	$40,179

Note 5 - Deposits

The major categories of deposits are summarized as follows at December 31:

	2006	2005
Demand-noninterest-bearing	$155,041	$165,413
NOW	325,415	331,420
Money market checking	271,209	219,433
Savings	374,484	413,860
Time deposits
Less than $100,000	389,196	365,166
$100,000 and greater	162,499	144,374
Total	$1,677,844	$1,639,666

At December 31, 2006, the scheduled maturities of time deposits were as follows:

2007	$394,837
2008	78,614
2009	39,958
2010	24,536
2011	13,717
Thereafter	33
Total	$551,695
Note 6 - Income Taxes

Income tax expense is as follows for the years ended December 31:

	2006	2005	2004
Currently payable tax
Federal	$11,611	$9,181	$8,595
State	—	(97)	(421)
Deferred tax (benefit) provison	(1,701)	1,239	755
Total	$9,910	$10,323	$8,929

A reconciliation between taxes computed at the statutory federal income tax rate and the consolidated effective tax rates follows:

	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
(Decrease) increase in taxes resulting from:
Tax-exempt income	(1.1)%	(1.0)%	(1.8)%
State income taxes, net of federal tax benefit	(1.3)%	(0.2)%	(0.6)%
Dividends on ESOP shares	(2.7)%	(3.7)%	(2.9)%
Other items, net	(1.8)%	(1.3)%	(2.3)%
Effective tax rate	28.1%	28.8%	27.4%

The temporary differences which created deferred tax assets and liabilities at December 31 are summarized below:

	2006	2005
Deferred tax assets
Allowance for loan losses	$4,134	$4,246
Deferred compensation	2,846	2,409
Unrealized loss on securities available for sale	3,597	5,496
Nonaccrual loan interest income	56	141
SFAS 158 adjustment	197	—
State net operating loss	844	402
Other	302	—
Total deferred tax assets	11,976	12,694
Deferred tax liabilities
Depreciation	555	653
Federal Home Loan Bank stock dividends	611	674
Undistributed REIT income	32	309
Deposit base intangible	234	212
Qualified prepaid expenses	273	281
Other	—	293
Total deferred tax liabilities	1,705	2,422
Net deferred tax assets	$10,271	$10,272

Net deferred tax assets are included in accrued interest and other assets. No valuation allowance was considered necessary for net deferred tax assets. At December 31, 2006, the Company had a net operating loss carryforward for state tax purposes totaling approximately $18.0 million, which expire at various dates beginning in 2018.

Note 7 - ESOP and Other Benefit Plans

The ESOP provides incentives to employees by granting participants an interest in West Suburban’s common stock, which represents the ESOP’s primary investment. An individual account is established for each participant and the benefits payable upon retirement, termination, disability or death are based upon service, the amount of the employer’s contributions and any income, expenses, gains and losses and forfeitures allocated to the participant’s account. Contributions, which are determined by the board of directors of the Bank, are paid by the Bank and were $2,062 in 2006, $1,951 in 2005 and $1,879 in 2004.

At December 31, 2006 and 2005, the ESOP held 85,727 and 83,530, respectively, shares of West Suburban common stock that were allocated to ESOP participants. Upon termination of their employment, participants who elect to receive their benefit distributions in the form of West Suburban common stock may require the Company to purchase the common stock distributed at fair value during two 60-day periods. The first purchase period begins on the date the benefit is distributed and the second purchase period begins on the first anniversary of the distribution date. This contingent repurchase obligation is reflected in the Company’s financial statements as “Common stock in ESOP subject to contingent repurchase obligation” and reduces shareholders’ equity by an amount that represents the independently appraised fair value of all West Suburban common stock held by the ESOP and allocated to participants, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require the Company to purchase the shares.

During 2006 and 2005, the ESOP distributed $764 and $541, respectively, in cash representing the interests of participants. In addition, the ESOP distributed 292 shares in 2006 and 650 shares in 2005 of West Suburban common stock.

The Company maintains deferred compensation arrangements with certain former and current executive officers. The deferred compensation expense was $190 for each of the years ended December 31, 2006, 2005 and 2004. Executive officers can elect to defer the payment of a percentage of their salaries and cash bonuses and members of the board of directors can elect to defer the payment of their directors’ fees. In addition, the Company makes annual contributions for the benefit of participants ($25 for certain senior executive officers and $5 for other executive officers) in the Company’s deferred compensation arrangements. As of December 31, 2006, 14 executive officers participated in the deferred compensation plan.

The total accumulated liability for all deferred compensation arrangements was $7,160 and $6,061 at December 31, 2006 and 2005, respectively. These amounts are included in accrued interest and other liabilities in the consolidated balance sheets.

In March 2004, the Company established a noncontributory postretirement benefit plan covering certain senior executives. The plan provides postretirement medical, dental and long term care coverage for certain executives and their surviving spouses. The eligible retirement age under the plan is age 62. The plan is unfunded.

The Company recognizes the cost of providing postretirement benefits over the employee’s active service period. Net periodic postretirement benefit cost was $81 in 2006 and immaterial in both 2005 and 2004.

The Company used a December 31 measurement date for its postretirement benefit plan. Net postretirement benefit costs for 2006 included the following components:

2006
Service cost	$26
Interest cost	30
Amortization of unrecognized prior service cost	21
Amortization of net loss	4
Net periodic postretirement benefit cost	$81

The estimated net loss and prior service costs for the defined postretirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $9 and $21, respectively.

Information about changes in obligations of the postretirement benefit plan follows:

2006
Change in benefit obligation:
Beginning benefit obligation	$515
Service cost	26
Interest cost	30
Actuarial loss	80
Benefits paid	—
Ending benefit obligation	$651

The funded status (the benefit obligation at end of the year) of the postretirement benefit plan is reconciled to the accrued benefit costs at December 31, 2006 and 2005, as follows:

	2006	2005
Funded status at end of year	$(651)	$(515)
Unrecognized net actuarial loss	200	125
Unrecognized prior service cost	295	315
Net amount recognized	$(156)	$(75)

Prior to adoption of FAS Statement 158, amounts recognized in the balance sheet at December 31, 2005 consist of an accrued benefit of $75.

Amounts recognized in accumulated other comprehensive loss at December 31, 2006 consist of:

Net actuarial loss	$200
Prior service cost	295
Total	$495

The accumulated benefit obligation was $651 and $515 at year-end 2006 and 2005.

The discount rate used to determine net periodic benefit costs and benefit obligations in 2006 was 6.00%.

The assumed rate of increase in 2007 in per capita costs of covered benefits is 10% for medical benefits and 7% for dental benefits. The rate of benefits was assumed to decrease gradually to 5% in 2017.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest cost	$14	$(11)
Effect on accumulated postretirement benefit obligation	120	(97)

The Company expects to contribute amounts in 2007 to meet the benefits to be paid. The following benefit payments, which reflect expected future service, are expected:

2007	$19
2008	21
2009	18
2010	20
2011	21
Following 5 Years	75

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

A summary of the contractual exposure to off-balance-sheet risk as of December 31 follows:

	2006			2005
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Commercial loans and lines of credit	$2,336	$172,361	$174,697	$1,230	$194,842	$196,072
Check credit lines of credit	1,133	—	1,133	1,219	—	1,219
Mortgage loans	8,991	7,722	16,713	5,411	1,060	6,471
Home equity lines of credit	—	179,009	179,009	—	179,072	179,072
Letters of credit	—	34,660	34,660	—	34,913	34,913
Credit card lines of credit	—	40,708	40,708	—	41,014	41,014
Total	$12,460	$434,460	$446,920	$7,860	$450,901	$458,761

Fixed rate commercial loan commitments at December 31, 2006 generally had interest rates ranging from 5.75% to 9.00% with remaining terms ranging from 1 month to 10 years. Fixed rate mortgage loan commitments at December 31, 2006 generally had interest rates ranging from 5.625% to 6.125% with terms ranging from 10 to 30 years. Fixed rate check credit lines of credit had an interest rate of 18.00% as of December 31, 2006.

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

The estimated fair value of the Company’s financial instruments as of December 31 is set forth in the table below:

	2006		2005
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$124,029	$124,029	$105,794	$105,794
Securities
Available for sale	453,097	453,097	465,798	465,798
Held to maturity	45,013	44,728	64,945	64,074
Federal Home Loan Bank stock	5,091	5,091	5,619	5,619
Loans, less allowance for loan losses	1,153,885	1,163,694	1,091,747	1,096,505
Accrued interest	8,129	8,129	7,846	7,846

Financial liabilities
Deposits	1,677,844	1,676,881	1,639,666	1,637,346
Accrued interest	6,676	6,676	5,318	5,318

Note 10 - Related Party Transactions

Certain executive officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, are customers of the Bank and received loans from the Bank totaling $25,595 and $32,611 at December 31, 2006 and 2005, respectively. During 2006, $19,017 in loans and $26,033 in principal payments were made. Related parties maintained deposits at the Bank totaling $46,908 and $46,084 at December 31, 2006 and 2005, respectively.

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

Regulations require the Company and the Bank to maintain minimum capital amounts and ratios (set forth in the following table). Management believes that as of December 31, 2006, the Company and the Bank exceeded all capital adequacy requirements.

Management’s present policy is to limit dividends from the Bank so that the Bank qualifies as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991. This policy minimizes the amount of Federal Deposit Insurance Corporation (“FDIC”) insurance premiums paid by the Bank and provides capital to fund growth. As of December 31, 2006, the Bank could pay, in the aggregate, dividends of approximately $4,200 to West Suburban while remaining a “well-capitalized” institution. Dividends from the Bank are West Suburban’s primary source of cash flow.

As of December 31, 2006 and 2005, the most recent notifications from the FDIC categorized the Bank as “well- capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized” the Bank must maintain minimum ratios for total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets as set forth in the following table. There are no conditions or events since that notification that management believes would result in a change of the category.

The capital amounts and ratios of the Company and the Bank for purposes of the prompt corrective action framework are presented in the table below:

	Actual		Minimum For Capital Adequacy Purposes		Minumum To Be Well- Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006
Total capital (to risk weighted assets)
Company	$170,952	11.8%	$116,191	8.0%	N/A	N/A
Bank	149,312	10.3%	116,054	8.0%	145,067	10.0%
Tier 1 capital (to risk weighted assets)
Company	160,302	11.0%	58,096	4.0%	N/A	N/A
Bank	138,662	9.6%	58,027	4.0%	87,040	6.0%
Tier 1 capital (to average assets)
Company	160,302	8.7%	73,947	4.0%	N/A	N/A
Bank	138,662	7.5%	73,828	4.0%	92,285	5.0%

As of December 31, 2005
Total capital (to risk weighted assets)
Company	$167,230	11.9%	$112,520	8.0%	N/A	N/A
Bank	145,139	10.3%	112,385	8.0%	140,481	10.0%
Tier 1 capital (to risk weighted assets)
Company	156,549	11.1%	56,260	4.0%	N/A	N/A
Bank	134,458	9.6%	56,192	4.0%	84,288	6.0%
Tier 1 capital (to average assets)
Company	156,549	8.7%	71,768	4.0%	N/A	N/A
Bank	134,458	7.5%	71,517	4.0%	89,396	5.0%

The appraised fair value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Note 12 - Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

	2006	2005	2004
Net unrealized holding gain (loss) on available for sale securities	$4,862	$(8,553)	$(6,472)
Reclassification adjustments for (gains) and losses later recognized in income	(85)	(206)	2,004
Net unrealized gain (loss)	4,777	(8,759)	(4,468)
Tax effect	(1,899)	3,482	1,777
Other comprehensive gain (loss)	$2,878	$(5,277)	$(2,691)

Note 13 - Condensed Financial Information - Parent Only

Condensed Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets
Cash, substantially all on deposit in subsidiary	$18,468	$19,026
Securities available for sale (amortized cost of $2,966 in 2006 and $2,984 in 2005)	2,883	2,877
Securities held to maturity (fair value of $4,421 in 2006 and $4,197 in 2005)	4,426	4,287
Investment in subsidiary	133,167	126,424
Goodwill	712	712
Other assets	272	247
Total assets	$159,928	$153,573
Liabilities and shareholders’ equity
Dividends payable	$4,325	$4,325
Other liabilities	259	210

Common stock in ESOP subject to contingent repurchase obligation	60,009	54,378
Shareholders’ equity	95,335	94,660
Total liabilities and shareholders’ equity	$159,928	$153,573

Condensed Statements of Income

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Income
Dividends from subsidiary	$20,755	$24,907	$22,633
Interest income
Deposits	573	259	140
Securities	291	293	331
Net realized gains (losses) on securities transactions	—	162	(47)
Other	56	—	—
Total income	21,675	25,621	23,057

Expense
Other	382	359	403
Total expense	382	359	403
Income before income taxes	21,293	25,262	22,654
Income tax expense (benefit)	120	14	(100)
Income before equity in undistributed net income of subsidiary	21,173	25,248	22,754
Equity in undistributed net income of subsidiary	4,178	238	904
Net income	$25,351	$25,486	$23,658

Condensed Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities
Net income	$25,351	$25,486	$23,658
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income tax provison (benefit)	8	(41)	(26)
Equity in undistributed net income of subsidiary	(4,178)	(238)	(904)
Net discount accretion of securities	(121)	(120)	(90)
Net realized (gains) losses on securities transactions	—	(162)	47
(Increase) decrease in other assets	(42)	438	(441)
Increase (decrease) in other liabilities	49	19	(22)
Net cash provided by operating activities	21,067	25,382	22,222
Cash flows from investing activities
Securities available for sale
Sales	—	1,535	3,170
Purchases	—	(500)	(4,820)
Securities held to maturity
Purchases	—	—	(4,038)
Net cash provided by (used in) by investing activities	—	1,035	(5,688)
Cash flows from financing activities
Loan to ESOP to acquire West Suburban common stock	—	—	1,200
Cash dividends paid	(21,625)	(21,625)	(21,625)
Net cash used in financing activities	(21,625)	(21,625)	(20,425)
Net (decrease) increase in cash	(558)	4,792	(3,891)
Beginning cash	19,026	14,234	18,125
Ending cash	$18,468	$19,026	$14,234

Note 14 - Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited income, expense and per share data on a quarterly basis for the three-month periods indicated:

Year Ended December 31, 2006	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$27,292	$27,253	$26,401	$24,790
Interest expense	12,580	11,996	10,974	9,784
Net interest income	14,712	15,257	15,427	15,006
Provision for loan losses	—	—	150	—
Net interest income after provision for loan losses	14,712	15,257	15,277	15,006
Noninterest income	6,230	5,802	5,044	5,789
Noninterest expense	12,398	11,521	11,487	12,450
Income before income taxes	8,544	9,538	8,834	8,345
Income tax expense	2,380	2,790	2,351	2,389
Net income	$6,164	$6,748	$6,483	$5,956
Earnings per share	$14.25	$15.60	$14.99	$13.77

Year Ended December 31, 2005
Interest income	$23,961	$23,103	$21,878	$20,447
Interest expense	8,864	7,834	7,077	6,494
Net interest income	15,097	15,269	14,801	13,953
Provision for loan losses	—	750	625	—
Net interest income after provision for loan losses	15,097	14,519	14,176	13,953
Noninterest income	6,456	5,626	5,687	5,802
Noninterest expense	11,556	11,299	11,324	11,328
Income before income taxes	9,997	8,846	8,539	8,427
Income tax expense	2,848	2,667	2,179	2,629
Net income	$7,149	$6,179	$6,360	$5,798
Earnings per share	$16.52	$14.29	$14.71	$13.41

During the fourth quarter of 2006, the Company experienced an increase in total noninterest expense of $877. This was due to various factors including increased advertising and promotional costs for retail banking and the prepaid solutions group. The Company also incurred increased professional fees expense for issues related to the prepaid solutions group.

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

Management assessed the Company’s systems of internal control over financial reporting as of December 31, 2006.  This assessment was based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management believes that, as of December 31, 2006, the Company maintained effective internal control over financial reporting based on those criteria.

The Company’s independent auditors have issued an audit report on management’s assessment of the Company’s internal control over financial reporting.

March 9, 2007

/s/ Kevin J. Acker
Kevin J. Acker
Chairman and Chief Executive Officer

/s/ Duane G. Debs
Duane G. Debs
President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that West Suburban Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  West Suburban Bancorp, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that West Suburban Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Also in our opinion, West Suburban Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Suburban Bancorp, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006, and our report dated March 9, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
March 9, 2007

STOCK PERFORMANCE PRESENTATION

The stock performance graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this annual report into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent West Suburban specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The Securities and Exchange Commission requires that West Suburban include a line-graph presentation comparing cumulative, five-year shareholder returns on an indexed basis with the Standard & Poor’s 500 Stock Index (“S&P 500”) and either a nationally recognized industry standard or an index of peer companies selected by West Suburban. The Board of Directors has elected to compare an investment in its stock to a peer group index rather than a published industry index because it believes the peer group index includes companies whose businesses are more similar to that of the Company than any published index. The peer group index is comprised of the following companies selected by West Suburban (based on their similarity in size, loan portfolios and business markets): 1st Source Corporation; AMCORE Financial Inc.; Corus Bankshares Inc.; First Oak Brook Bancshares Inc.; MB Financial Inc.; Midwest Banc Holdings Inc.; Old Second Bancorp, Inc.; PrivateBancorp, Inc.; State Financial Services Corporation (1); and Wintrust Financial Corporation.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among West Suburban Bancorp, Inc., The S & P 500 Index

And A Peer Group

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.  Fiscal year ending December 31.

Copyright © 2007, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.

www.researchdatagroup.com/S&P.htm

______________________________________

(1)                                  State Financial Services Corporation was acquired by Associated Banc-Corp, Inc. and deregistered as a public company during the fourth quarter of 2005.

The following table sets forth the dollar amounts of the annual Total Returns (as defined below) for the Company, the S&P 500 and the peer group, which are plotted on the line graph on the previous page. “Total Return” means the sum of dividends received, assuming dividend reinvestment, and the increase (or decrease) in the share price at the end of the period compared to the beginning of the period, divided by the share price at the beginning of the period.

	Total Return Based on Initial Investment of $100.00
	2001	2002	2003	2004	2005	2006
The Company	$100.00	$107.94	$133.57	$144.98	$154.83	$176.62
S&P 500	$100.00	$77.90	$100.24	$111.15	$116.61	$135.03
Peer Group	$100.00	$115.54	$165.86	$211.38	$215.07	$222.92

The Total Returns of the companies included in the above peer group have been assigned various weights based on their relative market capitalizations.

SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)

The following information should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report.

	Years Ended December 31,
	2006	2005	2004	2003	2002
Selected operating data
Interest income	$105,736	$89,389	$79,326	$80,801	$85,394
Interest expense	45,334	30,269	21,839	21,986	27,803
Net interest income	60,402	59,120	57,487	58,815	57,591
Provision for loan losses	150	1,375	200	2,150	8,125
Net interest income after provision for loan losses	60,252	57,745	57,287	56,665	49,466
Noninterest income (1)	22,865	23,571	18,407	22,924	13,989
Noninterest expense	47,856	45,507	43,107	41,715	37,051
Income before income taxes	35,261	35,809	32,587	37,874	26,404
Income tax expense	9,910	10,323	8,929	11,966	8,472
Net income	$25,351	$25,486	$23,658	$25,908	$17,932

Per share data
Earnings	$58.62	$58.93	$54.82	$59.90	$41.46
Cash dividends declared	50.00	50.00	50.00	44.00	41.50
Book value (2)	359.18	344.60	347.87	346.62	341.47

Selected balances, end of year
Securities	$503,201	$536,362	$558,883	$492,380	$328,300
Loans, less allowance for loan losses	1,153,885	1,091,747	1,046,125	1,074,215	1,128,816
Total assets	1,876,643	1,827,191	1,748,049	1,710,695	1,586,063
Deposits	1,677,844	1,639,666	1,569,742	1,529,931	1,420,256
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (2)	155,344	149,038	150,454	149,912	147,685

Ratios
Return on average total assets	1.38%	1.43%	1.36%	1.55%	1.17%
Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (2)	16.83%	17.05%	15.58%	16.94%	12.01%
Cash dividends declared to net income	85.30%	84.85%	91.41%	73.45%	100.09%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (2)	8.18%	8.40%	8.73%	9.16%	9.76%
Net interest margin (3)	3.54%	3.59%	3.60%	3.81%	4.07%

(1)    Noninterest income includes a litigation settlement of $1,085 in 2003 for the settlement of a claim related to an investment that the Company made in prior years. Noninterest income also includes gains (losses) on sales on securities of $85 in 2006, $206 in 2005, ($2,004) in 2004, $2,330 in 2003 and $1,017 in 2002.

(2)    See Note 7 to the Company’s consolidated financial statements and “Non-GAAP Financial Measures.”  This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

(3) Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

NON-GAAP FINANCIAL MEASURES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States (“GAAP”). However, management uses certain non-GAAP measures and ratios to evaluate and measure the Company’s performance. These measures and ratios include book value per share, return on shareholders’ equity and average shareholders’ equity to average total assets. For each of these measures and ratios, the Company adds to shareholders’ equity the amount in “common stock in ESOP subject to contingent repurchase obligation.” Under the ESOP, the Company has certain contingent repurchase obligations to buy back common stock distributed to participants, as described in more detail in Note 7 to the Company’s audited financial statements. This contingent repurchase obligation is reflected in the Company’s financial statements as “common stock in ESOP subject to contingent repurchase obligation” and, in accordance with GAAP, reduces shareholders’ equity. The Company believes that it is unlikely that the Company would be required to satisfy its contingent repurchase obligation and therefore believes that adjusting shareholders’ equity by adding “common stock in ESOP subject to contingent repurchase obligation” to that amount provides a more meaningful view of the applicable measures and ratios. In addition, management believes that the return on average shareholders’ equity, a financial measure frequently considered to evaluate the performance of bank holding companies, would be significantly overstated.

The following table presents a reconciliation of certain non-GAAP performance measures and ratios used by the Company to the most directly comparable GAAP financial measures for the years ended December 31:

	2006	2005	2004	2003	2002
Shareholders’ equity (GAAP)	$95,335	$94,660	$96,495	$98,541	$107,444
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP)	155,344	149,038	150,454	149,912	147,685
Book Value Per Share (GAAP) (1)	220.43	218.87	223.60	227.85	248.43
Book Value Per Share (non-GAAP) (2)	359.18	344.60	347.87	346.62	341.47
Return on average shareholders’ equity (GAAP) (3)	27.05%	26.62%	23.64%	23.46%	16.52%
Return on average shareholders’equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP) (4)	16.83%	17.05%	15.58%	16.94%	12.01%
Average shareholders’ equity to average total assets (GAAP) (5)	5.09%	5.38%	5.75%	6.61%	7.09%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (non-GAAP) (6)	8.18%	8.40%	8.73%	9.16%	9.76%

(1)    Book Value Per Share (GAAP) equals shareholders’ equity divided by the number of outstanding shares.

(2)    Book Value Per Share (non-GAAP) equals shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.

(3)    Return on average shareholders’ equity (GAAP) equals net income divided by average shareholders’ equity.

(4)    Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP) equals net income divided by average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation.

(5)    Average shareholders’ equity to average total assets (GAAP) equals average shareholders’ equity divided by average total assets.

(6)    Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (non-GAAP) equals average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation divided by average total assets.

AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND
AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS
(Dollars in thousands)

The following table presents for the years indicated the total dollar amount of interest income from average interest-earning assets and their yields, as well as the interest expense on average interest-bearing liabilities and their costs, expressed both in dollars and rates. All average balances are daily average balances. To the extent received, interest on nonaccruing loans has been included in the table. Interest income on nonaccrual loans was not material in 2006, 2005 and 2004.

	Years Ended December 31,
	2006			2005			2004
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Federal funds sold	$58,208	$2,932	5.0%	$22,962	$732	3.2%	$24,838	$363	1.5%
Securities
Taxable	503,161	19,222	3.8%	547,119	19,235	3.5%	494,397	18,158	3.7%
Exempt from federal income tax (1)	25,684	1,600	6.2%	22,984	1,482	6.4%	40,165	2,463	6.1%
Total securities (1)	528,845	20,822	3.9%	570,103	20,717	3.6%	534,562	20,621	3.9%
Loans (1)(2)	1,136,102	82,574	7.3%	1,069,549	68,489	6.4%	1,061,218	59,236	5.6%
Total interest-earning assets (1)(2)	1,723,155	106,328	6.2%	1,662,614	89,938	5.4%	1,620,618	80,220	4.9%
Cash and due from banks	40,142			40,450			39,829
Premises and equipment, net	40,124			40,018			41,644
Other real estate	550			1,472			3,913
Allowance for loan losses	(10,721)			(10,977)			(13,309)
Accrued interest and other assets (2)	47,808			46,180			46,491
Total assets	$1,841,058			$1,779,757			$1,739,186
Liabilities and shareholders’ equity
Interest-bearing deposits
NOW	$315,209	2,873	0.9%	$320,357	1,333	0.4%	$313,023	795	0.3%
Money market checking	254,492	10,642	4.2%	230,527	5,982	2.6%	232,431	3,271	1.4%
Savings	398,013	8,920	2.2%	435,022	6,792	1.6%	447,583	5,202	1.2%
Time deposits
Less than $100,000	381,062	16,005	4.2%	341,123	11,711	3.4%	318,447	9,510	3.0%
$100,000 and greater	154,178	6,863	4.5%	121,928	4,402	3.6%	99,208	3,027	3.1%
Total interest-bearing deposits	1,502,954	45,303	3.0%	1,448,957	30,220	2.1%	1,410,692	21,805	1.5%
Other interest-bearing liabilities	738	31	4.2%	1,341	49	3.7%	2,584	34	1.3%
Total interest-bearing liabilities	1,503,692	45,334	3.0%	1,450,298	30,269	2.1%	1,413,276	21,839	1.5%
Demand-noninterest-bearing deposits	152,423			150,280			147,130
Accrued interest and other liabilities	34,315			29,729			26,909
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (3)	150,628			149,450			151,871
Total liabilities and shareholders’ equity	$1,841,058			$1,779,757			$1,739,186
Net interest income		$60,994			$59,669			$58,381
Interest rate spread			3.2%			3.3%			3.4%
Net interest margin (1)			3.5%			3.6%			3.6%

(1)    Interest income, net interest margin and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

(2)    The average balances of nonaccrual loans are included in accrued interest and other assets.

(3)    See Note 7 to the Company’s consolidated financial statements and “Non-GAAP Financial Measures.”  This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company’s financial condition as of December 31, 2006 and 2005, and the results of operations for each of the three years in the period ended December 31, 2006. This discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report. The financial information provided below is rounded in order to simplify the presentation of management’s discussion and analysis. However, the ratios and percentages provided below are calculated using the more detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

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

Income Taxes.  The Company is subject to income tax laws of the United States and the State of Illinois. These laws are complex and subject to different interpretations by the taxpayer and the various taxing authorities. Management makes certain judgments and estimates about the application of these inherently complex laws when determining the provision for income taxes. Federal and state taxing authorities have recently become increasingly aggressive in challenging tax positions taken by financial institutions, including positions that may be taken by the Company. During the preparation of the Company’s tax returns, management makes reasonable interpretations of the tax laws which are subject to challenge upon audit by the tax authorities. These interpretations are also subject to reinterpretation based on management’s ongoing assessment of facts and evolving case law.

On a quarterly basis, management evaluates the reasonableness of its effective tax rate based upon its current best estimate of net income and applicable taxes expected for the full year. Deferred tax assets and liabilities are evaluated on a quarterly basis, or more frequently if necessary.

Temporary Decline in Fair Value of Securities.  Under current accounting rules, declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses.  In determining whether an unrealized loss is considered other-than-temporary, management considers:  the length of time and extent that fair value has been less than cost; the financial condition and near term prospects of the issuer; and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair values.  In management’s view, the decline in market value of the securities that were below amortized cost at December 31, 2006 does not represent other-than-temporary impairment, and thus no loss was recognized on the income statement. Additional information regarding these securities can be found in Note 2, “Securities” to the notes to consolidated financial statements.

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

The following table presents the Company’s significant fixed and determinable contractual obligations and significant commitments by payment date as of December 31, 2006 (dollars in thousands). The payment amounts represent those amounts contractually due to the recipient and do not include any carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced Note to the Company’s Consolidated Financial Statements included in this annual report.

	Note Reference	One Year or Less	Over One Year to Three Years	Over Three Years to Five Years	Over Five Years	Total
Deposits without a stated maturity	5	$1,126,149	$—	$—	$—	$1,126,149
Time deposits	5	394,837	118,572	38,253	33	551,695
Prepaid solutions cards		21,105	—	—	—	21,105
Operating leases		342	603	488	1,022	2,455
Commitments to extend credit
Fixed rate	8					12,460
Variable rate	8					434,460

Balance Sheet Analysis

Total Assets.  Total consolidated assets of the Company at December 31, 2006 increased 2.7% from the prior year-end. This increase was primarily due to the growth in the loan portfolio, which was funded by growth in interest-bearing deposits. The Company also experienced an increase in federal funds sold. These increases were partially offset by decreases in the securities portfolio. Total average assets in 2006 increased 3.4% from the prior year primarily due to an increase in average loans outstanding. Asset growth was funded primarily by higher levels of deposits.

Cash and Cash Equivalents.  Cash and cash equivalents at December 31, 2006 increased 17.2% from the prior year-end primarily due to increases in federal funds sold. The increase in federal funds sold reflects the Company’s decision to invest funds for a short duration in order to ensure the availability of funds necessary for the growth in the loan portfolio. The Company will continue to monitor the level of its cash and cash equivalents as it is generally the Company’s practice to redeploy its cash and cash equivalents into higher earning assets.

Securities.  The Company’s securities portfolio decreased 6.2% at December 31, 2006 from the prior year-end primarily due to the Company’s decision to invest its funds in short duration instruments for the reason described in the previous paragraph. The Company continued to make investments in mortgaged-backed securities during 2006. Investing in amortizing securities (such as mortgage-backed securities) as compared to securities with a single payment at maturity is an important element in the Company’s liquidity management. The Company considers monthly paydowns on mortgage-backed securities a consistent source of cash flows. Additionally, the Company manages its investment portfolio to maximize the return on invested funds within acceptable risk guidelines, to meet pledging and liquidity requirements, and to adjust balance sheet interest rate sensitivity to insulate net interest income against the impact of interest rate changes. During 2006, the Company’s accumulated other comprehensive loss decreased $2.6 million primarily due to a change in unrealized losses on securities available for sale, net of reclassification and tax effects. The Company will continue to monitor its level of available for sale and held to maturity securities and will classify new securities in the appropriate category at the time of purchase.

Loans.  Total loans outstanding at December 31, 2006 increased 5.6% from the prior year-end. This increase was primarily due to increases in the construction, residential real estate and home equity loan portfolios. The increase in the construction loan portfolio was primarily due to the financing of properties for commercial homebuilders along with the development of three condominium projects. The increase in the residential real estate portfolio was primarily due to purchases of variable rate residential real estate loans. The increase in the home equity loan portfolio was due to increased balances in second mortgages and a promotional rate home equity program. The Company intends to continue to aggressively market home equity loan products. Increases in the commercial real estate and commercial loan portfolios were primarily offset by continued decreases in the indirect automobile portfolio. The Company anticipates a continuing decline in the indirect automobile loan portfolio primarily due to lower lending volumes, prepayments, and scheduled repayments, as well as the promotions that are likely to continue to be offered by automobile dealers.

Allowance for Loan Losses and Asset Quality.  Net loan charge-offs were $.2 million and $1.2 million in 2006 and 2005, respectively. Nonperforming loans (nonaccrual and loans past due 90 days or more still on accrual) declined to $1.5 million at December 31, 2006 from $2.2 million at December 31, 2005. Nonaccrual loans increased $.6 million in 2006, as a result of developments in three small loan relationships. See Note 1 to the Company’s audited financial statements for additional information concerning the Company’s accounting policies relating to loans and the allowance for loan losses. The Company’s loans past due 90 days or more still on accrual decreased $1.3 million in 2006. This decrease was due to developments in four small loan relationships.

The provision for loans losses decreased $1.2 million in 2006. Although the specific reserve allocations to impaired loans were higher at December 31, 2006 as compared to December 31, 2005, this increase was offset by continual improvement in charge-off and delinquency trends. These trends are an integral part of the Company’s general component of its allowance for loan loss methodology.

The ratio of the allowance for loan losses to total loans outstanding was 0.91% and 0.97% at December 31, 2006 and 2005, respectively. The following table is an analysis of the Company’s nonperforming loans and other real estate at December 31 (dollars in thousands):

	2006	2005	2004
Loans past due 90 days or more still on accrual	$319	$1,665	$1,036
Nonaccrual loans	1,131	533	3,815
Total nonperforming loans	$1,450	$2,198	$4,851
Nonperforming loans as a percent of total loans	0.12%	0.20%	0.46%
Allowance for loan losses as a percent of nonperforming loans	734%	486%	217%
Other real estate	$351	$210	$3,156
Nonperforming assets as a percent of total assets	0.10%	0.13%	0.46%

Bank-Owned Life Insurance. The cash surrender value of BOLI increased to $34.4 million at December 31, 2006 from $32.2 million at December 31, 2005.

Other Real Estate.  During 2006, the Company acquired properties with an aggregate carrying value of $.7 million and sold properties with an aggregate carrying value of $.6 million representing a net increase in other real estate for the year of $.1 million. The Company recorded a gain of $.1 million as a result of these sales.

Deposits.  Total deposits at December 31, 2006 increased 2.3% from the prior year-end. The increase in total deposits resulted from increases in money market checking accounts and time deposits. The increase in money market checking accounts was primarily due to growth in the balances of personal accounts along with an increased balance of one corporate customer. This growth offset decreases in demand-noninterest-bearing deposits, NOW accounts and savings accounts. The Company also experienced increases in time deposits resulting from promotional efforts. The Company believes time deposits will continue to increase due to its promotional efforts and as customers migrate to time deposits from lower yielding more liquid deposits. In general, the Company engages in promotional efforts when management believes appropriate and prices the Company’s products in a manner intended to maintain current accounts and attract new customers while maintaining an acceptable net interest margin.

Prepaid Solutions Cards.  Outstanding balances on prepaid solutions cards increased 6.0% from the prior year-end. This increase was primarily due to growth in one prepaid card program along with the Company’s gift card program during 2006. The Company will continue to attempt to increase volume by entering into additional programs with new and existing customers.

Capital Resources

Shareholders’ equity at December 31, 2006 increased 0.7% from December 31, 2005 as a result of $25.4 million of net income, reduced by dividends declared of $21.6 million, a decrease in accumulated other comprehensive loss of $2.6 million and an increase of $5.6 million in the amount reclassified on ESOP shares.

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

Management has been advised that as of December 31, 2006 and 2005, the Bank qualified as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended. On a consolidated basis, the Company also exceeded regulatory capital requirements. In accordance with applicable regulations, the appraised fair value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Liquidity

Effective liquidity management ensures the availability of funding sources at minimum cost to meet fluctuating deposit balances, loan demand needs and to take advantage of earnings enhancement opportunities. A large stable core deposit base and a strong capital position are the solid foundation for the Company’s liquidity position. Liquidity is enhanced by a securities portfolio structured to provide liquidity as needed. The Company also maintains relationships with correspondent banks to purchase federal funds subject to underwriting and collateral requirements. Additionally, subject to credit underwriting, collateral, capital stock, and other requirements of the Federal Home Loan Bank of Chicago (“FHLB”), the Company is able to borrow from the FHLB on a “same day” basis. As of December 31, 2006, the Company could have borrowed up to approximately $102 million from the FHLB secured by certain of its real estate loans and securities. Furthermore, the Company has agreements in place to borrow up to $50 million in federal funds. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity and maturity schedules of interest-earning assets and interest-bearing liabilities.

Generally, the Company uses cash and cash equivalents and securities available for sale to meet its liquidity needs. As of December 31, 2006 and December 31, 2005, these liquid assets represented 30.8% and 31.3% of total assets, respectively. During 2006, the Company’s cash and cash equivalents increased $18.2 million. Net cash provided by operating activities was $29.7 million, while net cash used in investing activities was $29.2 million. Net cash flows provided by financing activities were $17.8 million, resulting primarily from deposit growth. Management expects operating and financing activities to be a continuing source of cash flow in the future.

Income Statement Analysis — 2006 Compared to 2005

General. The Company’s net income decreased 0.5% in 2006. Net income was positively affected by an increase in net interest income of $1.3 million and a decrease in the provision for loan losses of $1.2 million. Additionally, there was a decrease in income tax expense of $.4 million. Net income was negatively affected by a decrease in total noninterest income of $.7 million and an increase in total noninterest expense of $2.3 million.

Net Interest Income. Net interest income in 2006 increased 2.2% compared to 2005. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by changes in volume and yield on interest-earning assets and the volume and rates on interest-bearing liabilities. Interest-earning assets consist of federal funds sold, securities and loans. Interest-bearing liabilities primarily consist of deposits. The net interest margin is the percentage of tax-equivalent net interest income to average earning assets. The Company’s net interest margin (on a fully tax-equivalent basis) was 3.5% in 2006 and 3.6% in 2005.

Total interest income (on a fully tax-equivalent basis) increased 18.2% in 2006 primarily due to increasing yields and balances in the Company’s loan portfolio. Average loans in 2006 increased 6.2% while the yield on the portfolio increased 87 basis points. Yields on the Company’s home equity loan portfolio increased 96 basis points during this period. This increase was primarily due to increases in the interest rate charged for home equity lines of credit that adjusted as a result of increases in the prime rate. The prime rate increased due to increases in interest rates initiated by the Federal Reserve. The average prime rate for 2006 was 7.96% compared to 6.19% for 2005. Yields on the commercial loans portfolio increased 156 basis points during this period. The majority of the Company’s commercial loans have adjustable rates that are tied to the prime rate. Additionally, yields on federal funds sold increased 185 basis points primarily due to rising market interest rates.

Total interest expense increased 49.8% in 2006. Interest rates on deposits accounted for predominantly all of the increase. The yield on interest-bearing deposits increased 92 basis points to 3.01% in 2006 from 2.09% in 2005. As market interest rates increased, the Company increased the rates that it pays on deposits in order to maintain its current accounts and attract new customers.

The following table reflects the impact of changes in volume and rates of interest-earning assets and interest-bearing liabilities on a tax equivalent basis for the years ended December 31, 2006 and 2005 (dollars in thousands):

	2006 compared to 2005			2005 compared to 2004
	Change due to			Change due to
	Volume	Rate	Total Change	Volume	Rate	Total Change
Interest Income
Federal funds sold	$1,775	$425	$2,200	$(61)	$430	$369
Securities	(1,624)	1,729	105	1,291	(1,195)	96
Loans	4,837	9,248	14,085	533	8,720	9,253
Total interest income	4,988	11,402	16,390	1,763	7,955	9,718

Interest Expense
Interest-bearing deposits	1,628	13,455	15,083	799	7,616	8,415
Other interest-bearing liabilities	(25)	7	(18)	(45)	60	15
Total interest expense	1,603	13,462	15,065	754	7,676	8,430
Net interest income	$3,385	$(2,060)	$1,325	$1,009	$279	$1,288

Provision for Loan Losses. The provision for loans losses decreased $1.2 million in 2006. This was primarily due to the decrease in net loan charge-offs and nonperforming loans during 2006. A more detailed discussion concerning the allowance for loans losses is presented in the Allowance for Loan Losses and Asset Quality section of this annual report.

Noninterest Income. Total noninterest income decreased 3.0% during 2006 compared to 2005. Prepaid solutions card income increased $.5 million primarily due to growth in gift card programs. Service fees on deposit accounts decreased $.5 million primarily due to decreases in fee revenue related to the Company’s overdraft honors program. Although management believes the income from the overdraft honors program may vary from period to period, the program is intended to provide continuing fee income. Additionally, the Company experienced decreases in other service charges on deposit accounts primarily due to higher earnings credit on commercial accounts in the 2006 period. Other noninterest income decreased $.7 million primarily due to a decline in travel agency income and higher gains on sales of other real estate occurring in 2005.

Noninterest Expense. Total noninterest expense increased 5.2% during 2006 compared to 2005. Salaries and employee benefits increased $1.2 million due to normal salary increases along with increased medical insurance costs. Occupancy expense increased $.5 million due to increased building depreciation expense which resulted from management’s decision in January 2006 to close the Metra Main facility and the acceleration of the building depreciation associated with that facility. Prepaid solutions cards expense increased $.3 million primarily due to expenses associated with the production and processing of cards and postage associated with the issuance of new cards. Furniture and equipment expense decreased $.1 million primarily due to reduced depreciation and maintenance expense partially offset by increased data processing expense. Advertising and promotion expense increased $.1 million primarily due to increased costs associated with the prepaid solution group. Professional fees expense decreased $.1 million primarily due to the reduced needs of the prepaid solutions group for professional services. Other expense increased $.5 million primarily due to increased costs for call center services to answer card related questions for the prepaid solutions group. The Company’s efficiency ratio, a measure of the amount of expense needed to generate each dollar of income was 57% in 2006 and 55% in 2005.

Income Taxes. Income tax expense decreased 4.0% in 2006, primarily due to lower pre-tax income. The effective tax rates for the years ended December 31, 2006 and 2005 were 28.1% and 28.8%, respectively.

Income Statement Analysis — 2005 Compared to 2004

General. The Company’s net income increased 7.7% in 2005, primarily due to an increase in total noninterest income of $5.2 million. Net income was also positively affected by an increase in net interest income of $1.6 million. Net income was negatively affected by an increase in total noninterest expense of $2.4 million, an increase in provision for loan losses of $1.2 million and an increase in income tax expense of $1.4 million.

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

Listed below are the Company’s projected changes in net interest income over a twelve-month horizon for the various rate shock levels as of the periods indicated (dollars in thousands):

December 31, 2006	Amount	Dollar Change	Percent Change
+200 basis points	$62,974	$3,818	6.5%
+100 basis points	61,154	1,998	3.4%
Base	59,156
-100 basis points	61,664	2,508	4.2%
-200 basis points	59,787	631	1.1%

December 31, 2005
+200 basis points	$63,379	$3,853	6.5%
+100 basis points	61,479	1,953	3.3%
Base	59,526
-100 basis points	61,178	1,652	2.8%
-200 basis points	58,644	(882)	(1.5)%

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

BOARDS OF DIRECTORS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chairman of the Board
David S. Bell	Certified Public Accountant
Duane G. Debs	President and Chief Financial Officer
Charles P. Howard	Parkview Community Church, Business Administrator
Peggy P. LoCicero	Former Banker

West Suburban Bank

Robert W. Schulz	Chairman; Oliver Hoffmann Corporation, Vice President and Treasurer
Keith W. Acker	President
Craig R. Acker	Former Banker
Earl K. Harbaugh	Ditch Witch Midwest, President
Ronald J. Kuhn	Harry W. Kuhn, Inc., Chairman, Secretary and Treasurer
Paul J. Lehman	The Macom Corporation, President
John G. Williams	Bracing Systems, Vice President

OFFICERS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chief Executive Officer
Duane G. Debs	President and Chief Financial Officer
Keith W. Acker	Chief Operations Officer
Michael P. Brosnahan	Vice President
Michael J. Lynch	Director of Internal Audit
David J. Mulkerin	Chief Compliance Officer
George E. Ranstead	Secretary to the Board and Treasurer

West Suburban Bank

Senior Officers
Keith W. Acker	President, Trust Officer
Kevin J. Acker	Senior Vice President, Marketing
Michael P. Brosnahan	Senior Vice President, Commercial and Consumer Lending and Community Reinvestment Act Officer
Duane G. Debs	Senior Vice President, Comptroller and Trust Officer
Daniel P. Grotto	Senior Vice President, Business Development, Prepaid Solutions and Residential Lending

Building Management
Edward J. Garvey	Vice President, Building Management

Business Development
Doug R. Bobenhouse	Business Development and Sales Manager - Prepaid Solutions

Cash Management
Gary Raczek	Vice President, Cash Management Manager

Commercial Loans
Stanley C. Celner, Jr.	Vice President, Commercial Loans
Grant O. Cowen	Vice President, Commercial Loans
Timothy P. Dineen	Vice President, Commercial Real Estate Loans
Michael F. Moone	Vice President, Commercial Real Estate Loans
David S. Orr	Vice President, Commercial Loans
John J. Schroeder	Vice President, Commercial Loans
Edwin S. Stephens IV	Vice President, Commercial Loans
Gregory L. Young	Vice President, Commercial Loans
David Roth	Assistant Vice President, Commercial Loans
Matthew Acker	Calling Officer

Compliance
David J. Mulkerin	Chief Compliance Officer

Comptroller
George E. Ranstead	Vice President, Assistant Comptroller and Investment Officer
Jay J.P. Greifenkamp	Vice President, Financial Analyst, Investment Officer and Secretary to the Board

Consumer Loans
Charles J. Svoboda	Vice President, Consumer Loans - Department Head
William H. Hunter	Vice President, Consumer Loans
Keith J. Larson	Vice President, Consumer Loans
Cynthia A. Meredith	Vice President, Consumer Loans
David J. Wanek	Vice President, Consumer Loans

Financial Services
Michael Abbatacola	Vice President, Financial Services

Human Resources
Mary Ellen Condon	Vice President, Human Resources

Information Systems
Steven A. Jennrich	Vice President, Information Systems
Jacqueline R. Weigand	Vice President, Project Manager

Internal Audit
Michael J. Lynch	Vice President, Director of Internal Audit

Loan Operations
Sandra C. Boyce	Vice President, Residential Mortgage Loan Processing
Gary H. Brandes	Vice President, Consumer Loan Operations
Kevin Bussey	Vice President, Collections
Debra H. Crowley	Vice President, Commercial Loan Operations
Lawrence J. Ortman	Vice President, Credit Analysis and Loan Review

Loss Prevention
Craig Kelbus	Vice President, Security and Loss Prevention

Marketing
Denise M. Zatarski	Director of Marketing

Operations
Danielle Budig	Vice President, Operations and Visa

Purchasing
Helen G. Schmitt	Assistant Vice President, Purchasing

Retail Banking
William J. Jennrich	Vice President, Retail Branch Banking
Jack Buscemi	Vice President, Regional Manager - Central Region
Marc L. DiNatale	Vice President, Regional Manager - East Region
Kirsten L. Jensen	Vice President, Regional Manager - West Region
Marcia K. Worobec	Vice President, Branch Operations and Branch Manager - Westmore
Kathleen M. Brockman	Assistant Vice President, Branch Manager - Lake Street
Jeanne L. Carlisle	Assistant Vice President, Branch Manager - Bolingbrook West
Beverly D. Cornelious	Assistant Vice President, Branch Manager - Bolingbrook East
Gina M. Corral	Assistant Vice President, Staff Manager
Barbara D. Darden	Assistant Vice President, Branch Manager - Chicago Avenue, Naperville
Robert G. Dover, Jr.	Assistant Vice President, Branch Manager - North Main
Yolanda V. Dunn	Assistant Vice President, Branch Manager - Eola Road
Nansi E. Eivaz	Assistant Vice President, Branch Manager - Romeoville
Joyce M. Fedele	Assistant Vice President, Branch Manager - Bartlett
Sharon A. Fonte	Assistant Vice President, Branch Manager - Glendale Heights
James R. Graziano	Assistant Vice President, Branch Manager - Downtown Downers
Kenneth J. Hannah	Assistant Vice President, Branch Manager - Charlestown
Steven C. Harry	Assistant Vice President, Branch Manager - Yorkville, Oswego West
Priya Hira	Assistant Vice President, Branch Manager - Danada, Wheaton
Jason M. Knapp	Assistant Vice President, Branch Manager - Gary Avenue
Terry Leitner	Assistant Vice President, Branch Manager - 75th Street, Westmont
Diane C. Macauda	Assistant Vice President, Branch Manager - Oakbrook Terrace
Jeffery W. Miska	Assistant Vice President, Branch Manager - Cass Avenue
Brian S. Nickleski	Assistant Vice President, Branch Manager - South Main
Dawn M. Oles	Assistant Vice President, Branch Manager - Montgomery
Gwen B. O’Loughlin	Assistant Vice President, Branch Manager - Villa Park
Robert L. Pauling	Assistant Vice President, Branch Manager - Stratford Square
Cynthia A. Picton	Assistant Vice President, Branch Manager - West Galena
Kay J. Piotrowski	Assistant Vice President, Branch Manager - Fair Oaks
Jacintha Riley-Galloway	Assistant Vice President, Branch Manager - Warrenville
Lisa M. Schmidt	Assistant Vice President, Branch Manager - South Elgin
Jerome F. Sheeman	Assistant Vice President, Branch Manager - Finley Road
Jose L. Valdez	Assistant Vice President, Branch Manager - Oswego East
Timothy C. Voreis	Assistant Vice President, Branch Manager - St. Charles
Michael C. Ramirez	Assistant Branch Manager - President Street

Travel with West Suburban
Dennis A. Woodyatt	Travel Agent

Trust
Christine H. Pawlak	Trust Officer

West Suburban Insurance Services
Patricia Falstrom	Insurance Agent

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

Carol Stream
Gary Avenue Branch: 401 North Gary Avenue, Carol Stream, Illinois 60188
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

Duane G. Debs

President and Chief Financial Officer

West Suburban Bancorp, Inc.

2800 Finley Road

Downers Grove, Illinois 60515

(630) 652-2801

Annual Meeting of Shareholders

The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 9, 2007 at 8:00 a.m. All shareholders are cordially invited to attend.

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