Form 10-K, Exhibit 13
period 2007-12-31
WEST SUBURBAN BANCORP INC
filed 2008-03-11
CIK 805080

Exhibit 13

Profile

West Suburban Bancorp, Inc. (“West Suburban”) is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the “Bank” and, together with West Suburban, the “Company”). The Company had total assets at December 31, 2007 of approximately $1.9 billion. The Bank is one of the largest independent banks headquartered in DuPage County.

West Suburban Bancorp, Inc.

Financial Highlights

	Years Ended December 31,
	(Dollars in thousands, except per share data)
	2007	2006	2005	2004	2003
Net income	$23,413	$25,351	$25,486	$23,658	$25,908
Per share data
Earnings	54.13	58.62	58.93	54.82	59.90
Book value (GAAP)	241.76	220.43	218.87	223.60	227.85
Book value (non-GAAP) (1)	373.34	359.18	344.60	347.87	346.62
Net loans	1,226,571	1,153,885	1,091,747	1,046,125	1,074,215
Total assets	1,851,357	1,876,643	1,827,191	1,748,049	1,710,695
Total deposits	1,637,714	1,677,844	1,639,666	1,569,742	1,529,931

(1)                                  Book value per share (non-GAAP) represents the aggregate amount of shareholders’ equity and common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares. See Note 7 to the Company’s consolidated financial statements and “Non-GAAP Financial Measures.” This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

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

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the local and national economy, including the financial markets and local residential and commercial real estate markets; (ii) the timely development and acceptance of new products and services, including products and services offered through alternative delivery channels such as the Internet; (iii) changes in federal, state and local laws, regulations and governmental policies (including laws, regulations and government policies relating to taxation) concerning the Company’s general business; (iv) changes in interest rates and prepayment rates of the Company’s assets; (v) increased competition in the financial services sector and the inability to maintain an acceptable net interest margin; (vi) the inability to attract new customers and retain existing customers; (vii) changes in technology implemented by the Company and by other parties including technological changes implemented for, or related to, the Company’s website or new products such as prepaid solutions cards, payroll cards and other similar products and services; (viii) the inability to develop and maintain secure and reliable electronic systems including systems developed for the Company’s website or new products such as prepaid solutions cards, payroll cards and other similar products and services; (ix) the loss of key executives or employees and the difficulty in replacing them; (x) changes in consumer spending, borrowing and saving habits; (xi) the economic impact of terrorist activities and military actions; (xii) unexpected results of acquisitions; (xiii) unexpected outcomes of existing or new litigation and disputes with third parties involving the Company; (xiv) changes in accounting policies and practices; (xv) the inability of the Company to manage the risks associated with the foregoing as well as anticipated; and (xvi) developments regarding the pending litigation involving Visa USA Inc. and the timing, pricing and effects of Visa’s initial public offering. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Additional information concerning the Company and its business, including risk factors that could materially affect the Company’s results of operations and financial condition, is included in the Company’s filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 10-K.

To Our Shareholders, Customers and Friends

The year 2007, specifically the second half of 2007, was a very challenging time for the banking industry. Sub-prime loans have dominated the headlines of the business publications, the financial markets and the news media. Many banks have taken huge losses and write-downs to their loan and securities portfolios. The Federal Reserve reduced rates by 225 basis points through the date of this letter.

Thus far, West Suburban has generally been able to stay clear from the turmoil. Our nonperforming loans remain at the same low levels as in our previous two year ends. Our overall performance for 2007 was down compared to 2006. Net income decreased 7.9% to $23,413 for 2007 compared to $25,351 for 2006. Assets decreased 1.3% to $1,851,357 at December 31, 2007 from $1,876,643 at December 31, 2006. The book value per share (non-GAAP) increased 3.9% to $373.34 at December 31, 2007 from $359.18 at December 31, 2006. West Suburban continues to pay a dividend of $50.00 per share while many financial institutions were forced to reduce their dividends as a result of reduced capital levels.

We anticipate that 2008 will be a challenging year as we maneuver the slowing economy, lower interest rates, increased foreclosures throughout the country, including in our markets, and the presidential election.

At West Suburban, we have a strong commitment to the communities we serve as evidenced by the various programs and organizations in which our employees are involved. These programs and organizations include Rebuilding Together Aurora, Inc., DuPage Federation on Human Services Reform, DuPage Pads, DuPage County Homeless Continuum of Care, Exchange Club — Prevention of Child and Adult Abuse, Hessed House, Kane County Homeless Continuum of Care as well as participation in various capacities at churches, fraternal organizations, chambers of commerce and local school boards.

As in the past, we continue to provide our customers traditional banking products such as checking, savings and certificate of deposit accounts as well as competitive home equity, residential real estate and commercial loans. We will continue to enhance our online banking services at www.westsuburbanbank.com in order to offer our customers improved accessibility 24 hours a day, seven days a week. Our new consumer banking initiatives will not distract us from our commitment to our business customers. We value these relationships and appreciate that our future success depends upon our ability to continue to be a good partner to business throughout the communities we serve.

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

Common Stock, Book Value and Dividends

West Suburban has a single class of common stock issued and outstanding. The common stock is not traded on any stock exchange or on the over-the-counter market. West Suburban’s per share book value as of the end of each quarter and dividends declared for the last two years are set forth below:

		BookValue	BookValue	Dividends
Year	Quarter	GAAP	Non-GAAP (1)	Declared
2007	4th	$241.76	$373.34	$20.00
	3rd	235.85	377.08	10.00
	2nd	227.25	366.85	10.00
	1st	226.33	366.47	10.00

2006	4th	$220.43	$359.18	$20.00
	3rd	223.24	362.46	10.00
	2nd	215.43	347.81	10.00
	1st	217.33	347.07	10.00

(1)                                  Book value per share (non-GAAP) represents the aggregate amount of shareholders’ equity and common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares. See Note 7 to the Company’s consolidated financial statements and “Non-GAAP Financial Measures.” This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

The dividends declared during the fourth quarter of 2007 included a special $10.00 per share dividend payable on December 15, 2007 to shareholders of record as of December 1, 2007. Similarly, the dividends declared during the fourth quarter of 2006 included a special $10.00 per share dividend payable on December 15, 2006 to shareholders of record as of December 1, 2006.

Business Review

As of December 31, 2007, the Company had total assets of approximately $1.9 billion and maintained 34 full-service branches, four limited-service branches and six departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. The Bank focuses on providing retail and commercial banking products and services in its market area. The Company had 521 full-time equivalent employees at December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

West Suburban Bancorp, Inc.

Lombard, Illinois

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc. (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2008 expressed an unqualified opinion thereon.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois

March 11, 2008

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	2007	2006
Assets
Cash and due from banks	$32,183	$56,956
Federal funds sold	1,000	67,073
Total cash and cash equivalents	33,183	124,029
Securities
Available for sale (amortized cost of $461,100 in 2007 and $462,147 in 2006)	459,405	453,097
Held to maturity (fair value of $23,953 in 2007 and $44,728 in 2006)	24,076	45,013
Federal Home Loan Bank stock	5,258	5,091
Total securities	488,739	503,201
Loans, less allowance for loan losses of $9,269 in 2007 and $10,650 in 2006	1,226,571	1,153,885
Bank-owned life insurance	37,283	34,422
Premises and equipment, net	43,097	39,965
Other real estate	824	351
Accrued interest and other assets	21,660	20,790
Total assets	$1,851,357	$1,876,643

Liabilities and shareholders’ equity
Deposits
Demand-noninterest-bearing	$141,724	$155,041
Interest-bearing	1,495,990	1,522,803
Total deposits	1,637,714	1,677,844
Prepaid solutions cards	24,649	21,105
Accrued interest and other liabilities	27,526	22,350

Common stock in ESOP subject to contingent repurchase obligation	56,907	60,009

Shareholders’ equity
Common stock, no par value; 15,000,000 shares authorized; 432,495 shares issued and outstanding	3,457	3,457
Surplus	38,066	38,066
Retained earnings	121,360	119,572
Accumulated other comprehensive loss	(1,415)	(5,751)
Amount reclassified on ESOP shares	(56,907)	(60,009)
Total shareholders’ equity	104,561	95,335
Total liabilities and shareholders’ equity	$1,851,357	$1,876,643

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Dollars in thousands, except per share data)

	2007	2006	2005
Interest income
Loans, including fees	$85,088	$82,542	$68,459
Securities
Taxable	19,192	19,222	19,235
Exempt from federal income tax	1,121	1,040	963
Federal funds sold	3,061	2,932	732
Total interest income	108,462	105,736	89,389

Interest expense
Deposits	48,203	45,303	30,220
Other	3	31	49
Total interest expense	48,206	45,334	30,269
Net interest income	60,256	60,402	59,120
Provision for loan losses	375	150	1,375
Net interest income after provision for loan losses	59,881	60,252	57,745

Noninterest income
Prepaid solutions cards	13,380	8,295	7,774
Service fees on deposit accounts	6,435	6,978	7,441
Debit card fees	2,081	1,970	2,027
Bank-owned life insurance	1,525	1,462	1,361
Net gain on sales of loans held for sale	50	124	109
Net realized (losses) gains on securities transactions	(6)	85	206
Impairment of FHLMC preferred stock	(381)	—	—
Other	3,980	3,951	4,653
Total noninterest income	27,064	22,865	23,571

Noninterest expense
Salaries and employee benefits	23,749	23,621	22,449
Prepaid solutions cards	9,645	5,767	5,459
Furniture and equipment	5,570	4,759	4,851
Occupancy	4,509	4,581	4,073
Advertising and promotion	2,324	1,916	1,824
Professional fees	1,673	1,217	1,313
Other	7,564	5,995	5,538
Total noninterest expense	55,034	47,856	45,507

Income before income taxes	31,911	35,261	35,809
Income tax expense	8,498	9,910	10,323
Net income	$23,413	$25,351	$25,486

Earnings per share	$54.13	$58.62	$58.93
Average shares outstanding	432,495	432,495	432,495

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Dollars in thousands, except per share data)

	Common Stock and Surplus	Retained Earnings	Accumulated Other Compre- hensive Income (Loss)	Amount Reclassified on ESOP Shares	Total Shareholders’ Equity
Balance, January 1, 2005	$41,523	$111,985	$(3,054)	$(53,959)	$96,495

Comprehensive income
Net income		25,486			25,486
Change in unrealized loss on available for sale securities, net of reclassification and tax effects			(5,277)		(5,277)
Total comprehensive income					20,209
Cash dividends declared - $50.00 per share		(21,625)			(21,625)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				(419)	(419)
Balance, December 31, 2005	41,523	115,846	(8,331)	(54,378)	94,660

Comprehensive income
Net income		25,351			25,351
Change in unrealized loss on available for sale securities, net of reclassification and tax effects			2,878		2,878
Total comprehensive income					28,229
Adjustment to initially apply SFAS No. 158, net of tax			(298)		(298)
Cash dividends declared - $50.00 per share		(21,625)			(21,625)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				(5,631)	(5,631)
Balance, December 31, 2006	41,523	119,572	(5,751)	(60,009)	95,335

Comprehensive income
Net income		23,413			23,413
Change in unrealized loss on available for sale securities, net of reclassification and tax effects			4,432		4,432
Change in post-retirement obligations, net of reclassificaton and tax effects			(96)		(96)
Total comprehensive income					27,749
Cash dividends declared - $50.00 per share		(21,625)			(21,625)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				3,102	3,102
Balance, December 31, 2007	$41,523	$121,360	$(1,415)	$(56,907)	$104,561

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Dollars in thousands)

	2007	2006	2005
Cash flows from operating activities
Net income	$23,413	$25,351	$25,486
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	3,299	3,607	3,284
Provision for loan losses	375	150	1,375
Deferred income tax (benefit) provision	(1,269)	(1,701)	1,239
Net premium amortization of securities	291	564	1,140
Net realized loss (gain) on securities transactions	6	(85)	(206)
Impairment of FHLMC preferred stock	381	—	—
Federal Home Loan Bank stock dividends	—	—	(267)
Increase in cash surrender value of bank-owned life insurance	(1,525)	(1,462)	(1,361)
Amortization of deferred loan fees	57	100	185
Net gain on sales of loans held for sale	(50)	(124)	(109)
Sales of loans held for sale	5,875	9,730	6,943
Origination of loans held for sale	(6,175)	(9,466)	(6,645)
Net gain on sales of premises and equipment	(2)	(7)	—
Net loss (gain) on sales of other real estate	2	(99)	(223)
Increase in accrued interest and other assets	(2,461)	(117)	(883)
Increase in accrued interest and other liabilities	5,017	3,275	2,373
Net cash provided by operating activities	27,234	29,716	32,331
Cash flows from investing activities
Securities available for sale
Sales	470	—	22,612
Maturities, calls and redemptions	89,870	104,658	61,864
Purchases	(90,255)	(87,250)	(78,426)
Securities held to maturity
Maturities and calls	21,054	22,851	9,584
Purchases	—	(2,800)	(2,539)
Net increase in loans	(73,782)	(63,252)	(48,808)
Investment in bank-owned life insurance policies	(1,336)	(735)	(568)
Purchases of premises and equipment	(6,521)	(3,435)	(2,822)
Sales of premises and equipment	92	49	—
Sales of other real estate	539	682	4,606
Net cash used in investing activities	(59,869)	(29,232)	(34,497)
Cash flows from financing activities
Net (decrease) increase in deposits	(40,130)	38,178	69,924
Net increase in prepaid solutions cards	3,544	1,198	8,261
Dividends paid	(21,625)	(21,625)	(21,625)
Net cash (used in) provided by financing activities	(58,211)	17,751	56,560
Net (decrease) increase in cash and cash equivalents	(90,846)	18,235	54,394
Beginning cash and cash equivalents	124,029	105,794	51,400
Ending cash and cash equivalents	$33,183	$124,029	$105,794
Supplemental disclosures
Cash paid for
Interest	$48,816	$43,976	$29,026
Income taxes	9,082	11,270	9,907
Other real estate acquired through loan foreclosures	1,014	724	1,437

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

Securities

Debt and marketable equity securities are classified into two categories, “available for sale” and “held to maturity.” Available for sale securities are carried at fair value with net unrealized gains and losses (net of deferred tax) reported in accumulated other comprehensive loss as a separate component of shareholders’ equity. Held to maturity securities are carried at amortized cost as the Company has both the ability and positive intent to hold them to maturity. Other securities such as Federal Home Loan Bank stock are carried at cost. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method. The Company does not engage in trading activities.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost; (2) the financial condition and near term prospects of the issuer; and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

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

The Company evaluates commercial, real estate construction and commercial mortgage loans monthly for impairment. A loan is considered impaired when, based on current information and events, full payment under the loan terms is not expected. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the loan’s collateral, if repayment of the loan is collateral dependent. A valuation allowance is maintained for the amount of impairment. Generally, loans 90 days or more past due and all loans classified as nonaccrual status are considered for impairment. Impairment is considered on an entire category basis for smaller-balance loans of similar nature such as residential real estate and consumer loans, and on an individual basis for other loans. In general, consumer and credit card loans are charged-off no later than 180 days after a consumer or credit card loan becomes past due.

Loans Held for Sale

Loans are identified as either held for investment or held for sale upon origination. Loans held for sale are recorded at the lower of amortized cost or market value, determined on an aggregate basis. Unrealized losses, if any, are recognized on a current basis by charges to earnings. At December 31, 2007, loans held for sale was $350 and the cost and market value was approximately the same. There were no loans held for sale at December 31, 2006. Mortgage loans held for sale are generally sold with servicing released.

Bank-Owned Life Insurance (“BOLI”)

The Company has purchased life insurance policies on certain officers and directors. Upon adoption of Emerging Issues Task Force (the “EITF”) 06-5, which is discussed further below, Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Prior to adoption of EITF 06-5, the Company recorded Bank-owned life insurance at its cash surrender value.

In September 2006, the Financial Accounting Standards Board (the “FASB”) EITF finalized Issue No. 06-5, “Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance).” This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue requires disclosure when there are contractual restrictions on the Company’s ability to surrender a policy. The adoption of EITF 06-5 on January 1, 2007 had no impact on the Company’s financial condition or results of operations.

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

Prepaid Solutions Cards

Prepaid solutions cards revenues are recognized when services are performed. These revenues are comprised primarily of service and transaction fees. Service fees represent payments associated with card preparation, customization, usage, non-usage and processing. Transaction fees primarily represent interchange fees generated as transactions are made by cardholders. These fees are recognized as revenue in the same period the related transactions occur or services are rendered.

Prepaid solutions cards expenses are recognized as incurred. These expenses generally include costs associated with the card preparation and customization, data processing fees associated with the card transaction processing, and other expenses directly associated with the Bank’s prepaid solutions cards customers. General and administrative expenses, such as salaries and benefits, furniture and equipment, advertising and promotion, and professional fees are not included in the prepaid solutions cards expense category, but rather are included in the appropriate expense classification in the Company’s consolidated statements of income.

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

The Company adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no impact on the Company’s financial condition or results of operations.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Employee Stock Ownership Plan (“ESOP”) and Other Retirement Plans

In July 2007, the Company established the West Suburban Bank 401(k) Profit Sharing Plan. This plan was established to assist the Company in recruiting and retaining its personnel. Participation in the plan is subject to certain age and service requirements. Although the Company currently intends to match a percentage of the contributions that each employee voluntarily makes to the plan, all contributions by the Company are discretionary and are subject to review by the Board of Directors from time to time. The plan is also intended to enable long time employees of the Company that also participate in the ESOP to diversify their retirement savings.

The Bank also maintains an ESOP, which is a noncontributory tax qualified retirement plan that covers employees who have satisfied specific service requirements. The Bank makes contributions to the ESOP for the benefit of the participants. Dividends declared on common stock owned by the ESOP are charged against retained earnings.

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

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. Net cash flows are reported for customer loan, deposit and prepaid solutions cards transactions.

Comprehensive Income

Comprehensive income includes net income and other comprehensive income. The Company’s other comprehensive income consists of the change in unrealized gains and losses on available for sale securities and change in postretirement obligations, net of reclassification adjustments and deferred tax effects.

Legal Proceedings

Legal proceedings, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Not withstanding the foregoing, beginning on June 22, 2005, a series of antitrust class action lawsuits were filed against Visa USA Inc., and certain other defendants. The plaintiffs, merchants operating commercial businesses throughout the United States and trade associations, claim that the interchange fees charged by card-issuing banks are unreasonable and seek injunctive relief and unspecified damages. The cases have been consolidated for pretrial proceedings in the United States District Court for the Eastern District of New York. The Company, as a member of the Visa network and pursuant to the bylaws of Visa USA Inc. and the Loss Sharing Agreement discussed in Note 8 to the Consolidated Financial Statements, is obligated to indemnify Visa USA Inc. for certain losses related to these litigation matters.

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank of $13,055 and $12,705 was required to meet regulatory reserve and clearing requirements at year end 2007 and 2006, respectively. These balances do not earn interest.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to West Suburban or by West Suburban to shareholders. These restrictions pose no practical limit on the ability of the Bank or West Suburban to pay dividends at historical levels. (See Note 11 in the Consolidated Financial Statements for more specific disclosure.)

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

Effect of Newly Issued But Not Yet Effective Accounting Standards

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The impact of adoption of SFAS 157 on January 1, 2008 did not have a material impact on the Company’s financial condition or results of operations.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

In September 2006, the FASB EITF finalized Issue 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the postretirement benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. Upon adoption of EITF 06-04 on January 1, 2008, the Company recorded a cumulative effect adjustment to reduce beginning retained earnings as of January 1, 2008 by $123. The adjustment will increase other liabilities by $200 (pre-tax) and reduce the deferred tax liability by $77.

On November 5, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 109, “Written Loan Commitments Recorded at Fair Value through Earnings.” Previously, SAB 105, “Application of Accounting Principles to Loan Commitments,” stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the impact of this standard to be material to the financial condition or results of operations.

In December 2007, the FASB issued SFAS 141R, “Business Combinations.” SFAS 141R replaces the current standard on business combinations and will significantly change the accounting for and reporting of business combinations in consolidated financial statements. This statement requires an entity to measure the business acquired at fair value and to recognize goodwill attributable to any noncontrolling interests (previously referred to as minority interests) rather than just the portion attributable to the acquirer.  The statement will also result in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value.  In addition, the statement will result in payments to third parties for consulting, legal, audit, and similar services associated with an acquisition to be recognized as expenses when incurred rather than capitalized as part of the business combination.  SFAS 141R is effective for fiscal years beginning on or after December 15, 2008.

Note 2 - Securities

The amortized cost and fair value of securities available for sale are as follows at December 31:

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$44,066	$95	$(1,573)	$42,588
U.S. government sponsored entities	195,193	134	(833)	194,494
Mortgage-backed	207,302	1,456	(936)	207,822
States and political subdivisions	13,918	38	(76)	13,880
Total debt securities	460,479	1,723	(3,418)	458,784
Preferred stock	621	—	—	621
Total	$461,100	$1,723	$(3,418)	$459,405

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$46,384	$193	$(1,203)	$45,374
U.S. government sponsored entities	224,276	—	(5,682)	218,594
Mortgage-backed	176,784	347	(2,419)	174,712
States and political subdivisions	13,700	33	(186)	13,547
Total debt securities	461,144	573	(9,490)	452,227
Preferred stock	1,003	—	(133)	870
Total	$462,147	$573	$(9,623)	$453,097

The amortized cost and fair value of securities held to maturity are as follows at December 31:

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored entities	$—	$—	$—	$—
Mortgage-backed	11,450	25	(223)	11,252
States and political subdivisions	12,626	137	(62)	12,701
Total	$24,076	$162	$(285)	$23,953

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored entities	$17,597	$—	$(126)	$17,471
Mortgage-backed	13,882	11	(347)	13,546
States and political subdivisions	13,534	213	(36)	13,711
Total	$45,013	$224	$(509)	$44,728

Securities with unrealized losses at year end 2007 and 2006 not recognized in income are presented below by the length of time the securities have been in a continuous unrealized loss position:

	2007
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate	$7,769	$809	$34,728	$764	$42,497	$1,573
U.S. government sponsored entities	—	—	165,712	833	165,712	833
Mortgage-backed	8,775	240	65,677	919	74,452	1,159
States and political subdivisions	2,903	51	10,448	87	13,351	138
Total temporarily impaired	$19,447	$1,100	$276,565	$2,603	$296,012	$3,703

	2006
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate	$2,497	$3	$40,184	$1,200	$42,681	$1,203
U.S. government sponsored entities	—	—	236,065	5,808	236,065	5,808
Mortgage-backed	11,959	34	117,748	2,733	129,707	2,767
States and political subdivisions	754	6	11,412	215	12,166	221
Preferred stock	—	—	870	133	870	133
Total temporarily impaired	$15,210	$43	$406,279	$10,089	$421,489	$10,132

In accordance with generally accepted accounting principles, unrealized losses on debt securities are not recognized if management has the intent and ability to hold the securities until their maturity date and no concerns exist with respect to the ability of the issuer to satisfy its obligations at maturity. Management believes that the fair value of these debt securities with unrealized losses will recover as the securities approach their maturity date or repricing date. Management does not believe any individual unrealized loss as of December 31, 2007 represents other than temporary impairment.

For the year ended December 31, 2007, the Company recognized a $381 pre-tax charge for the other-than-temporary decline in fair value of preferred stock issued by the Federal Home Loan Mortgage Corporation (the “FHLMC”). As required by SFAS 115, when a decline in fair value below cost is deemed to be other-than-temporary, the unrealized loss must be recognized as a charge to earnings. During the fourth quarter of 2007, there was a significant decline in the fair value of the preferred stock and as a result the Company concluded that the preferred stock was other-than-temporarily impaired.

The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 2007 by contractual maturity are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$114,655	$114,063	$618	$625
Due after 1 year through 5 years	123,656	122,838	6,330	6,348
Due after 5 years through 10 years	2,379	2,387	2,645	2,734
Due after 10 years	12,487	11,674	3,033	2,994
Mortgage-backed	207,302	207,822	11,450	11,252
Total	$460,479	$458,784	$24,076	$23,953

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Approximately $129,305 of securities are callable in 2008. Most of these callable securities were issued by U.S. government sponsored entities.

Securities with a carrying value of approximately $40,778 and $56,526 at December 31, 2007 and 2006, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

Sales of securities available for sale were as follows:

	2007	2006	2005
Proceeds from sales	$470	$—	$22,612
Gross realized gains	—	—	185
Gross realized losses	(30)	—	(3)

Net gains on securities transactions in 2007, 2006 and 2005 include recoveries of $24, $85 and $24, respectively, on securities written down in 2001.  There were no tax benefits recorded on securities transactions.

Note 3 - Loans

Major classifications of loans were as follows at December 31:

	2007	2006
Commercial	$279,916	$282,826
Consumer	5,653	6,821
Indirect automobile	8,559	13,855
Real estate
Residential	224,755	177,885
Commercial	249,836	232,865
Home equity	272,098	240,720
Construction	182,329	197,528
Held for sale	350	—
Credit card	11,191	10,375
Other	1,153	1,660
Total	1,235,840	1,164,535
Allowance for loan losses	(9,269)	(10,650)
Loans, net	$1,226,571	$1,153,885

The Company makes commercial, consumer and residential real estate loans primarily to customers throughout the western suburbs of Chicago. Construction loans are primarily made to customers engaged in the development and construction of residential real estate projects within the Company’s market area. From time to time the Company will make loans outside of its market area which include loans totaling $20,885 at December 31, 2007, to a customer with collateral in Arizona and loans totaling $9,442 at December 31, 2007 to a second customer with collateral in Florida.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2007	2006	2005
Balance, beginning of year	$10,650	$10,681	$10,527
Provision for loan losses	375	150	1,375
Loans charged-off	(2,046)	(418)	(1,589)
Recoveries	290	237	368
Balance, end of year	$9,269	$10,650	$10,681

Impaired loans are summarized as follows at December 31:

	2007	2006	2005
Year-end loans with no allocated allowance for loan losses	$1,048	$12	$904
Year-end loans with allocated allowance for loan losses	2,685	9,222	5,403
Total	$3,733	$9,234	$6,307

Amount of the allowance for loan losses allocated to impaired loans at year-end	$421	$4,689	$3,497
Average impaired loans during the year	4,629	7,060	4,962
Interest income recognized during impairment	129	1,096	306

Nonperforming loans were as follows at December 31:

	2007	2006	2005
Loans past due 90 days or more still on accrual	$480	$319	$1,665
Nonaccrual loans	2,297	1,131	533
Total	$2,777	$1,450	$2,198

The Company generally sells mortgage loans with servicing rights released.

	2007	2006	2005
Activity during the year:
Origination of loans held for sale	$6,175	$9,466	$6,645
Proceeds from sales of loans held for sale	5,875	9,730	6,943
Net gains on sales of loans held for sale	50	124	109

Note 4 - Premises and Equipment

Major classifications of assets comprising premises and equipment are summarized as follows at December 31:

	2007	2006
Land	$15,263	$11,671
Premises	42,963	42,006
Furniture and equipment	47,477	45,681
Total	105,703	99,358
Less accumulated depreciation	(62,606)	(59,393)
Premises and equipment, net	$43,097	$39,965

The Company leases certain branch properties and equipment under operating leases. Rent expense was $465, $227 and $170 for 2007, 2006 and 2005, respectively. Rent commitments before considering renewal options that generally are present, are summarized as follows:

2008	$598
2009	587
2010	512
2011	434
2012	294
Thereafter	801
Total	$3,226

Note 5 - Deposits

The major categories of deposits are summarized as follows at December 31:

	2007	2006
Demand-noninterest-bearing	$141,724	$155,041
NOW	314,741	325,415
Money market checking	292,208	271,209
Savings	337,028	374,484
Time deposits
Less than $100,000	380,094	389,196
$ 100,000 and greater	171,919	162,499
Total	$1,637,714	$1,677,844

At December 31, 2007, the scheduled maturities of time deposits were as follows:

2008	$ 429,837
2009	60,985
2010	29,014
2011	13,502
2012	18,658
Thereafter	17
Total	$ 552,013

Note 6 - Income Taxes

Income tax expense is as follows for the years ended December 31:

	2007	2006	2005
Currently payable tax
Federal	$9,767	$11,611	$9,181
State	—	—	(97)
Deferred tax (benefit) provison	(1,269)	(1,701)	1,239
Total	$8,498	$9,910	$10,323

A reconciliation between taxes computed at the statutory federal income tax rate and the consolidated effective tax rates follows:

	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
Decrease in taxes resulting from:
Tax-exempt income	(1.3)%	(1.1)%	(1.0)%
State income taxes, net of federal tax benefit	(1.1)%	(1.3)%	(0.2)%
Dividends on ESOP shares	(4.1)%	(2.7)%	(3.7)%
Other items, net	(1.9)%	(1.8)%	(1.3)%
Effective tax rate	26.6%	28.1%	28.8%

The temporary differences which created deferred tax assets and liabilities at December 31 are summarized below:

	2007	2006
Deferred tax assets
Allowance for loan losses	$3,585	$4,134
Deferred compensation	3,230	2,846
Unrealized loss on securities available for sale	674	3,597
Nonaccrual loan interest income	33	56
SFAS 158 adjustment	260	197
State net operating loss	1,474	844
Impairment of FHLMC preferred stock	152	—
Other	933	302
Total deferred tax assets	10,341	11,976
Deferred tax liabilities
Depreciation	468	555
Federal Home Loan Bank stock dividends	611	611
Undistributed REIT income	32	32
Deposit base intangible	252	234
Qualified prepaid expenses	298	273
Other	—	—
Total deferred tax liabilities	1,661	1,705
Net deferred tax assets	$8,680	$10,271

Net deferred tax assets are included in accrued interest and other assets. No valuation allowance was considered necessary for net deferred tax assets. At December 31, 2007, the Company had a net operating loss carryforward for state tax purposes totaling approximately $31.0 million, which expire at various dates beginning in 2018.

The Company files income tax returns in the U.S. federal jurisdiction and in Illinois.  The Company is no longer subject to examination by the U.S. federal tax authorities or by Illinois tax authorities for years prior to 2004.

The Company adopted the provisions of FIN 48 on January 1, 2007.  As a result of the implementation of FIN 48, the Company was not required to recognize any additional liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$1,030
Additions based on tax positions related to the current year	470
Balance at December 31, 2007	$1,500

Of this total, $1,082 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

The total amount of interest and penalties recorded in the income statement for the year ended December 31, 2007 was $110, and the amount accrued for interest and penalties at December 31, 2007 was $305.

Note 7 - Benefit Plans

During 2007, the Bank established the West Suburban Bank 401(k) Profit Sharing Plan (the “401(k) Plan”), which is anticipated to serve as the Company’s principal retirement plan. The 401(k) Plan was established to address the limited availability of West Suburban common stock for acquisition by the ESOP and to offer participants an avenue to diversify their retirement savings. The Company made contributions to the 401(k) Plan totaling $1,454 during 2007.

The ESOP provides incentives to employees by granting participants an interest in West Suburban common stock, which represents the ESOP’s primary investment. An individual account is established for each participant and the benefits payable upon retirement, termination, disability or death are based upon service, the amount of the employer’s contributions and any income, expenses, gains and losses and forfeitures allocated to the participant’s account. Contributions, which are determined by the board of directors of the Bank, are paid by the Bank and were $2,062 in 2006 and $1,951 in 2005. The Bank did not make a contribution to the ESOP in 2007.

At December 31, 2007 and 2006, the ESOP held 86,617 and 85,727 shares of West Suburban common stock, respectively, that were allocated to ESOP participants. Upon termination of their employment, participants who elect to receive their benefit distributions in the form of West Suburban common stock may require the Company to purchase the common stock distributed at fair value during two 60-day periods. The first purchase period begins on the date the benefit is distributed and the second purchase period begins on the first anniversary of the distribution date. This contingent repurchase obligation is reflected in the Company’s financial statements as “Common stock in ESOP subject to contingent repurchase obligation” and reduces shareholders’ equity by an amount that represents the independently appraised fair value of all West Suburban common stock held by the ESOP and allocated to participants, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require the Company to purchase the shares.

During 2007 and 2006, the ESOP distributed $814 and $764, respectively, in cash representing the interests of participants. In addition, the ESOP distributed 194 shares in 2007 and 292 shares in 2006 of West Suburban common stock.

The Company maintains deferred compensation arrangements with certain former and current executive officers. The deferred compensation expense was $165, $190 and $190 for the years ended December 31, 2007, 2006 and 2005, respectively. Executive officers can elect to defer the payment of a percentage of their salaries and cash bonuses and members of the board of directors can elect to defer the payment of their directors’ fees. In addition, the Company makes annual contributions for the benefit of current participants ($25 for certain senior executive officers and $5 for other executive officers) in the Company’s deferred compensation arrangements. As of December 31, 2007, 13 current executive officers participated in the deferred compensation plan.

The total accumulated liability for all deferred compensation arrangements was $8,124 and $7,160 at December 31, 2007 and 2006, respectively. These amounts are included in accrued interest and other liabilities in the consolidated balance sheets.

In March 2004, the Company established a noncontributory postretirement benefit plan covering certain senior executives. The plan provides postretirement medical, dental and long term care coverage for certain executives and their surviving spouses. The eligible retirement age under the plan is age 62. The Company used a December 31 measurement date for its postretirement benefit plan. The plan is unfunded. Net periodic postretirement benefit cost for 2005 was immaterial.

Information about changes during 2007 and 2006 in obligations of the postretirement benefit plan follows:

	2007	2006
Change in benefit obligation:
Beginning benefit obligation	$651	$515
Service cost	26	26
Interest cost	38	30
Actuarial loss	189	80
Benefits paid	(19)	—
Ending benefit obligation	885	651

Change in plan assets, at fair value:
Beginning plan assets	—	—
Employer contributions	19	—
Benefits paid	(19)	—
Ending plan assets	—	—

Funded (unfunded) status at December 31	$(885)	$(651)

Amounts recognized in accumulated other comprehensive loss at December 31 consist of:

	2007	2006
Net actuarial loss	$380	$200
Prior service cost	274	295
Total	$654	$495

The accumulated benefit obligation was $885 and $651 at December 31, 2007 and 2006, respectively.

Net postretirement benefit costs included the following components:

	2007	2006
Service cost	$26	$26
Interest cost	38	30
Amortization of unrecognized prior service cost	21	21
Amortization of net loss	10	4
Net periodic postretirement benefit cost	95	81

Net loss	189	200
Prior service cost	—	295
Amortization of net gain	(9)	—
Amortization of prior service cost	(21)	—
Total recognized in other comprehensive loss	159	495
Postretirement benefit cost and other comprehensive loss	$254	$576

The estimated net loss and prior service costs for the defined postretirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $19 and $21, respectively.

The discount rate used to determine net periodic benefit costs and benefit obligations in 2007 and 2006 was 6.00%.

For measurement purposes, a 10% annual rate of increase in the per capita premium cost of covered health care benefits was assumed for 2008, with rates reducing .5% per annum to an ultimate rate of 5% in 2017. Dental benefits were assumed to increase 7% for 2008 with rates reducing .5% per annum to an ultimate rate of 5% in 2012.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest cost	$17	$(14)
Effect on accumulated postretirement benefit obligation	154	(127)

The Company expects to contribute amounts in 2008 to satisfy its obligations. The following benefit payments, which reflect expected future service, are expected for the years indicated:

2008	$22
2009	24
2010	26
2011	28
2012	21
Following 5 Years	97

Note 8 - Off-Balance-Sheet Risk, Contingent Liabilities and Guarantees

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

A summary of the contractual exposure to off-balance-sheet risk as of December 31 follows:

	2007			2006
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Commercial loans and lines of credit	$1,274	$228,725	$229,999	$2,336	$172,361	$174,697
Check credit lines of credit	1,077	—	1,077	1,133	—	1,133
Mortgage loans	7,802	884	8,686	8,991	7,722	16,713
Home equity lines of credit	—	180,918	180,918	—	179,009	179,009
Letters of credit	—	17,663	17,663	—	34,660	34,660
Credit card lines of credit	—	40,528	40,528	—	40,708	40,708
Total	$10,153	$468,718	$478,871	$12,460	$434,460	$446,920

Fixed rate commercial loan commitments at December 31, 2007 generally had interest rates ranging from 5.75% to 9.00% with remaining terms ranging from 1 month to 5 years. Fixed rate mortgage loan commitments at December 31, 2007 generally had interest rates ranging from 5.50% to 6.875% with terms ranging from 10 to 30 years. Fixed rate check credit lines of credit had an interest rate of 18.00% as of December 31, 2007.

Pursuant to the bylaws of Visa USA Inc., the Company is obligated to indemnify Visa, Inc. for certain litigation losses. On October 3, 2007, a Loss Sharing Agreement became effective which reaffirmed the Company’s obligation to indemnify Visa, Inc. for potential future settlement of certain litigation. The Company’s indemnification obligation is limited to its proportionate equity interest in Visa USA Inc. During 2007, Visa announced that it had recognized liabilities for probable settlements for two of the covered suits. The Company has accrued its proportionate share of these anticipated settlements. In addition, the Company has recognized a guarantee liability for the other covered suits. As of December 31, 2007, the Company’s estimated liability related to its obligation to indemnify Visa for covered litigation was $.8 million.

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

The estimated fair value of the Company’s financial instruments as of December 31 is set forth in the table below:

	2007		2006
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$33,183	$33,183	$124,029	$124,029
Securities
Available for sale	459,405	459,405	453,097	453,097
Held to maturity	24,076	23,953	45,013	44,728
Federal Home Loan Bank stock	5,258	5,258	5,091	5,091
Loans, less allowance for loan losses	1,226,571	1,242,746	1,153,885	1,163,694
Accrued interest	7,793	7,793	8,129	8,129

Financial liabilities
Deposits	1,637,714	1,642,377	1,677,844	1,676,881
Accrued interest	6,066	6,066	6,676	6,676

Note 10 - Related Party Transactions

Certain executive officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, are customers of the Bank and received loans from the Bank totaling $21,316 and $25,595 at December 31, 2007 and 2006, respectively. During 2007, $5,594 in loans and $9,873 in principal payments were made. Related parties maintained deposits at the Bank totaling $51,442 and $46,908 at December 31, 2007 and 2006, respectively.

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

Regulations require the Company and the Bank to maintain minimum capital amounts and ratios (set forth in the following table). Management believes that as of December 31, 2007, the Company and the Bank exceeded all capital adequacy requirements.

Management’s present policy is to limit dividends from the Bank so that the Bank qualifies as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991. This policy minimizes the amount of Federal Deposit Insurance Corporation (“FDIC”) insurance premiums paid by the Bank and provides capital to fund growth. As of December 31, 2007, the Bank could pay, in the aggregate, dividends of approximately $3,800 to West Suburban while remaining a “well-capitalized” institution. Dividends from the Bank are West Suburban’s primary source of cash flow.

As of December 31, 2007 and 2006, the most recent notifications from the FDIC categorized the Bank as “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized”, the Bank must maintain minimum ratios for total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets as set forth in the following table. There are no conditions or events since that notification that management believes would result in a change of the category.

The capital amounts and ratios of the Company and the Bank for purposes of the prompt corrective action framework are presented in the table below:

	Actual		Minimum For Capital Adequacy Purposes		Minumum To Be Well- Capitalized
As of December 31, 2007	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
Company	$171,440	11.7%	$117,473	8.0%	N/A	N/A
Bank	150,495	10.3%	117,330	8.0%	146,663	10.0%
Tier 1 capital (to risk weighted assets)
Company	162,170	11.0%	58,736	4.0%	N/A	N/A
Bank	141,225	9.6%	58,665	4.0%	87,998	6.0%
Tier 1 capital (to average assets)
Company	162,170	8.8%	73,848	4.0%	N/A	N/A
Bank	141,225	7.7%	73,688	4.0%	92,109	5.0%

As of December 31, 2006
Total capital (to risk weighted assets)
Company	$170,952	11.8%	$116,191	8.0%	N/A	N/A
Bank	149,312	10.3%	116,054	8.0%	145,067	10.0%
Tier 1 capital (to risk weighted assets)
Company	160,302	11.0%	58,096	4.0%	N/A	N/A
Bank	138,662	9.6%	58,027	4.0%	87,040	6.0%
Tier 1 capital (to average assets)
Company	160,302	8.7%	73,947	4.0%	N/A	N/A
Bank	138,662	7.5%	73,828	4.0%	92,285	5.0%

The appraised fair value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Note 12 - Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

	2007	2006	2005
Net unrealized holding gain (loss) on available for sale securities	$6,968	$4,862	$(8,553)
Reclassification adjustments for losses and (gains) later recognized in income	387	(85)	(206)
Tax effect	(2,923)	(1,899)	3,482
Net unrealized gain (loss) on available for sale securities	4,432	2,878	(5,277)

Change in postretirement obligation, loss	(159)	—	—
Tax effect	63	—	—
Net change in postretirement obligation, loss	(96)	—	—
Other comprehensive gain (loss)	$4,336	$2,878	$(5,277)

Note 13 - Condensed Financial Information - Parent Only

Condensed Balance Sheets

December 31, 2007 and 2006

	2007	2006
Assets
Cash, substantially all on deposit in subsidiary	$17,632	$18,468
Securities available for sale (amortized cost of $2,948 in 2007 and $2,966 in 2006)	2,912	2,883
Securities held to maturity (fair value of $4,510 in 2007 and $4,421 in 2006)	4,564	4,426
Investment in subsidiary	139,956	133,167
Goodwill	712	712
Other assets	317	272
Total assets	$166,093	$159,928

Liabilities and shareholders’ equity
Dividends payable	$4,325	$4,325
Other liabilities	300	259

Common stock in ESOP subject to contingent repurchase obligation	56,907	60,009

Shareholders’ equity	104,561	95,335
Total liabilities and shareholders’ equity	$166,093	$159,928

Condensed Statements of Income

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Income
Dividends from subsidiary	$20,558	$20,755	$24,907
Interest income
Deposits	513	573	259
Securities	291	291	293
Net realized gains on securities transactions	—	—	162
Other	—	56	—
Total income	21,362	21,675	25,621

Expense
Other	417	382	359
Total expense	417	382	359
Income before income taxes	20,945	21,293	25,262
Income tax expense	14	120	14
Income before equity in undistributed net income of subsidiary	20,931	21,173	25,248
Equity in undistributed net income of subsidiary	2,482	4,178	238
Net income	$23,413	$25,351	$25,486

Condensed Statements of Cash Flows

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash flows from operating activities
Net income	$23,413	$25,351	$25,486
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income tax provison (benefit)	7	8	(41)
Equity in undistributed net income of subsidiary	(2,482)	(4,178)	(238)
Net discount accretion of securities	(121)	(121)	(120)
Net realized gains on securities transactions	—	—	(162)
(Increase) decrease in other assets	(69)	(42)	438
Increase in other liabilities	41	49	19
Net cash provided by operating activities	20,789	21,067	25,382
Cash flows from investing activities
Securities available for sale
Sales	—	—	1,535
Purchases	—	—	(500)
Net cash provided by investing activities	—	—	1,035
Cash flows from financing activities
Cash dividends paid	(21,625)	(21,625)	(21,625)
Net cash used in financing activities	(21,625)	(21,625)	(21,625)
Net (decrease) increase in cash	(836)	(558)	4,792
Beginning cash	18,468	19,026	14,234
Ending cash	$17,632	$18,468	$19,026

Note 14 - Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited income, expense and per share data on a quarterly basis for the three-month periods indicated:

	Fourth	Third	Second	First
Year Ended December 31, 2007	Quarter	Quarter	Quarter	Quarter
Interest income	$26,048	$27,647	$27,673	$27,094
Interest expense	11,661	12,304	12,160	12,081
Net interest income	14,387	15,343	15,513	15,013
Provision for loan losses	275	100	—	—
Net interest income after provision for loan losses	14,112	15,243	15,513	15,013
Noninterest income	6,846	7,075	6,814	6,329
Noninterest expense	14,547	13,799	13,769	12,919
Income before income taxes	6,411	8,519	8,558	8,423
Income tax expense	1,480	2,444	2,506	2,068
Net income	$4,931	$6,075	$6,052	$6,355
Earnings per share	$11.40	$14.04	$14.00	$14.69

Year Ended December 31, 2006
Interest income	$27,292	$27,253	$26,401	$24,790
Interest expense	12,580	11,996	10,974	9,784
Net interest income	14,712	15,257	15,427	15,006
Provision for loan losses	—	—	150	—
Net interest income after provision for loan losses	14,712	15,257	15,277	15,006
Noninterest income	6,230	5,802	5,044	5,789
Noninterest expense	12,398	11,521	11,487	12,450
Income before income taxes	8,544	9,538	8,834	8,345
Income tax expense	2,380	2,790	2,351	2,389
Net income	$6,164	$6,748	$6,483	$5,956
Earnings per share	$14.25	$15.60	$14.99	$13.77

During the fourth quarter of 2007, the Company experienced a decrease in net interest income of $956. This decrease was primarily due to decreased yields in the Company’s loan portfolio primarily due to interest rate reductions initiated by the Federal Reserve beginning in the third quarter of 2007, partially offset by reductions in interest rates paid on savings, money market and certificates of deposit less that $100,000. Yields on the commercial loan portfolio decreased 106 basis points during this period. The majority of commercial loans have adjustable rates that are tied to the prime rate. Also, during the fourth quarter of 2007, the Company experienced a decrease in total noninterest income of $229. The impairment of the FHLMC preferred stock was partially offset by increases in prepaid solutions card income. Additionally, the Company experienced an increase in total noninterest expense of $748 during the fourth quarter of 2007. This was primarily due to the Company establishing litigation reserves in connection with various lawsuits brought against VISA USA Inc.

During the fourth quarter of 2006, the Company experienced an increase in total noninterest expense of $877. This was due to various factors including increased advertising and promotional costs for retail banking and the prepaid solutions group. The Company also incurred increased professional fees expense for issues related to the prepaid solutions group.

Note 15 - Subsequent Events

On January 8, 2008, West Suburban and G.R. Bancorp, Ltd. (“GRB”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Consummation of the merger is subject to customary conditions, including approval of the holders of GRB’s common stock, obtaining required governmental approvals, the continued accuracy of the parties’ representations and warranties, performance of all covenants and satisfaction by GRB of a condition (as of the consummation of the acquisition) of an agreed upon minimum shareholders’ equity amount. The merger is expected to be finalized during the second quarter of 2008.

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

Management assessed the Company’s systems of internal control over financial reporting as of December 31, 2007. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2007, the Company maintained effective internal control over financial reporting based on those criteria.

The Company’s independent auditors have issued an audit report on the effectiveness of the Company’s internal control over financial reporting.

March 11, 2008

/s/ Kevin J. Acker
Kevin J. Acker
Chairman and Chief Executive Officer

/s/ Duane G. Debs
Duane G. Debs
President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited West Suburban Bancorp, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). West Suburban Bancorp, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, West Suburban Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Suburban Bancorp, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated March 11, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois

March 11, 2008

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

The Securities and Exchange Commission requires that West Suburban include a line-graph presentation comparing cumulative, five-year shareholder returns on an indexed basis with the Standard & Poor’s 500 Stock Index (“S&P 500”) and either a nationally recognized industry standard or an index of peer companies selected by West Suburban. The Board of Directors has elected to compare an investment in its stock to a peer group index rather than a published industry index because it believes the peer group index includes companies whose businesses are more similar to that of the Company than any published index. The peer group index is comprised of the following companies selected by West Suburban (based on their similarity in size, loan portfolios and business markets): 1st Source Corporation; AMCORE Financial Inc.; Corus Bankshares Inc.; MB Financial Inc.; Midwest Banc Holdings Inc.; Old Second Bancorp, Inc.; PrivateBancorp, Inc.; and Wintrust Financial Corporation.

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

Copyright © 2008, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.

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

	Total Return Based on Initial Investment of $100.00
	2002	2003	2004	2005	2006	2007
The Company	$100.00	$123.75	$134.32	$143.44	$163.63	$162.51
S&P 500	$100.00	$128.68	$142.69	$149.70	$173.34	$182.87
Peer Group	$100.00	$142.19	$183.82	$188.91	$199.88	$138.44

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

	Years Ended December 31,
	2007	2006	2005	2004	2003
Selected operating data
Interest income	$108,462	$105,736	$89,389	$79,326	$80,801
Interest expense	48,206	45,334	30,269	21,839	21,986
Net interest income	60,256	60,402	59,120	57,487	58,815
Provision for loan losses	375	150	1,375	200	2,150
Net interest income after provision for loan losses	59,881	60,252	57,745	57,287	56,665
Noninterest income (1)	27,064	22,865	23,571	18,407	22,924
Noninterest expense	55,034	47,856	45,507	43,107	41,715
Income before income taxes	31,911	35,261	35,809	32,587	37,874
Income tax expense	8,498	9,910	10,323	8,929	11,966
Net income	$23,413	$25,351	$25,486	$23,658	$25,908

Per share data
Earnings	$54.13	$58.62	$58.93	$54.82	$59.90
Cash dividends declared	50.00	50.00	50.00	50.00	44.00
Book value (2)	373.34	359.18	344.60	347.87	346.62

Selected balances, end of year
Securities	$488,739	$503,201	$536,362	$558,883	$492,380
Loans, less allowance for loan losses	1,226,571	1,153,885	1,091,747	1,046,125	1,074,215
Total assets	1,851,357	1,876,643	1,827,191	1,748,049	1,710,695
Deposits	1,637,714	1,677,844	1,639,666	1,569,742	1,529,931
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (2)	161,468	155,344	149,038	150,454	149,912

Ratios
Return on average total assets	1.26%	1.38%	1.43%	1.36%	1.55%
Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (2)	14.83%	16.83%	17.05%	15.58%	16.94%
Cash dividends declared to net income	92.36%	85.30%	84.85%	91.41%	73.45%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (2)	8.49%	8.18%	8.40%	8.73%	9.16%
Net interest margin (3)	3.50%	3.54%	3.59%	3.60%	3.81%

(1)          Noninterest income includes a litigation settlement of $1,085 in 2003 for the settlement of a claim related to an investment that the Company made in prior years. Noninterest income also includes gains (losses) on sales on securities of ($6) in 2007, $85 in 2006, $206 in 2005, ($2,004) in 2004 and $2,330 in 2003. Noninterest income for 2007 includes the impairment of FHLMC stock of ($381).

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

The following table presents a reconciliation of certain non-GAAP performance measures and ratios used by the Company to the most directly comparable GAAP financial measures for the years ended December 31:

	2007	2006	2005	2004	2003
Shareholders’ equity (GAAP)	$104,561	$95,335	$94,660	$96,495	$98,541
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP)	161,468	155,344	149,038	150,454	149,912
Book Value Per Share (GAAP) (1)	241.76	220.43	218.87	223.60	227.85
Book Value Per Share (non-GAAP) (2)	373.34	359.18	344.60	347.87	346.62
Return on average shareholders’ equity (GAAP) (3)	24.04%	27.05%	26.62%	23.64%	23.46%
Return on average shareholders’equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP) (4)	14.83%	16.83%	17.05%	15.58%	16.94%
Average shareholders’ equity to average total assets (GAAP) (5)	5.24%	5.09%	5.38%	5.75%	6.61%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (non-GAAP) (6)	8.49%	8.18%	8.40%	8.73%	9.16%

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

AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND

AVERAGE RATES AND YIELDS ON A TAX EQUIVALENT BASIS

(Dollars in thousands)

The following table presents for the years indicated the total dollar amount of interest income from average interest-earning assets and their yields, as well as the interest expense on average interest-bearing liabilities and their costs, expressed both in dollars and rates. All average balances are daily average balances. To the extent received, interest on nonaccruing loans has been included in the table. Interest income on nonaccrual loans was not material in 2007, 2006 and 2005.

	Years Ended December 31,
	2007			2006			2005
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Federal funds sold	$58,267	$3,061	5.3%	$58,208	$2,932	5.0%	$22,962	$732	3.2%
Securities
Taxable	467,953	19,192	4.1%	503,161	19,222	3.8%	547,119	19,235	3.5%
Exempt from federal income tax (1)	27,789	1,725	6.2%	25,684	1,600	6.2%	22,984	1,482	6.4%
Total securities (1)	495,742	20,917	4.2%	528,845	20,822	3.9%	570,103	20,717	3.6%
Loans (1)(2)	1,185,439	85,181	7.2%	1,136,102	82,574	7.3%	1,069,549	68,489	6.4%
Total interest-earning assets (1)(2)	1,739,448	109,159	6.3%	1,723,155	106,328	6.2%	1,662,614	89,938	5.4%
Cash and due from banks	38,444			40,142			40,450
Premises and equipment, net	42,074			40,124			40,018
Other real estate	627			550			1,472
Allowance for loan losses	(9,985)			(10,721)			(10,977)
Accrued interest and other assets (2)	49,648			47,808			46,180
Total assets	$1,860,256			$1,841,058			$1,779,757
Liabilities and shareholders’ equity
Interest-bearing deposits
NOW	$306,680	2,881	0.9%	$315,209	2,873	0.9%	$320,357	1,333	0.4%
Money market checking	290,610	12,415	4.3%	254,492	10,642	4.2%	230,527	5,982	2.6%
Savings	359,173	6,347	1.8%	398,013	8,920	2.2%	435,022	6,792	1.6%
Time deposits
Less than $100,000	393,708	18,516	4.7%	381,062	16,005	4.2%	341,123	11,711	3.4%
$100,000 and greater	164,785	8,044	4.9%	154,178	6,863	4.5%	121,928	4,402	3.6%
Total interest-bearing deposits	1,514,956	48,203	3.2%	1,502,954	45,303	3.0%	1,448,957	30,220	2.1%
Other interest-bearing liabilities	65	3	4.6%	738	31	4.2%	1,341	49	3.7%
Total interest-bearing liabilities	1,515,021	48,206	3.2%	1,503,692	45,334	3.0%	1,450,298	30,269	2.1%
Demand-noninterest-bearing deposits	145,314			152,423			150,280
Accrued interest and other liabilities	42,001			34,315			29,729
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (3)	157,920			150,628			149,450
Total liabilities and shareholders’ equity	$1,860,256			$1,841,058			$1,779,757
Net interest income		$60,953			$60,994			$59,669
Interest rate spread			3.1%			3.2%			3.3%
Net interest margin (1)			3.5%			3.5%			3.6%

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company’s financial condition as of December 31, 2007 and 2006, and the results of operations for each of the three years in the period ended December 31, 2007. This discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report. The financial information provided below is rounded in order to simplify the presentation of management’s discussion and analysis. However, the ratios and percentages provided below are calculated using the more detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

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

In August 2007, the State of Illinois enacted legislation that will affect the tax obligations of banks operating in Illinois. The legislative provisions have various effective dates, the earliest beginning January 1, 2008. Although the legislation is not expected to have a material adverse impact on the Company’s 2008 state tax liability, the full impact of the legislation is currently unknown. The Company will continue to evaluate this legislation as well as any related legislation or guidance.

On a quarterly basis, management evaluates the reasonableness of its effective tax rate based upon its current best estimate of net income and applicable taxes expected for the full year. Deferred tax assets and liabilities are evaluated on a quarterly basis, or more frequently if necessary.

Temporary Decline in Fair Value of Securities.  Under current accounting rules, declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In determining whether an unrealized loss is considered other-than-temporary, management considers: the length of time and extent that fair value has been less than cost; the financial condition and near term prospects of the issuer; and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair values. In management’s view, the decline in market value of the securities that were below amortized cost at December 31, 2007 does not represent other-than-temporary impairment. During the fourth quarter of 2007, the Company recorded a loss of $.4 million after making the determination that the market value of FHLMC preferred stock represented other-than-temporary impairment. Additional information regarding these securities can be found in Note 2, “Securities” to the notes to consolidated financial statements.

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

The following table presents the Company’s significant fixed and determinable contractual obligations and significant commitments by payment date as of December 31, 2007 (dollars in thousands). The payment amounts represent those amounts contractually due to the recipient and do not include any carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced Note to the Company’s Consolidated Financial Statements included in this annual report.

	Note Reference	One Year or Less	Over One Year to Three Years	Over Three Years to Five Years	Over Five Years	Total
Deposits without a stated maturity	5	$1,085,701	$—	$—	$—	$1,085,701
Time deposits	5	429,837	89,999	32,160	17	552,013
Prepaid solutions cards		24,649	—	—	—	24,649
Operating Leases	4	598	1,099	728	801	3,226
Commitments to extend credit
Fixed rate	8					10,153
Variable rate	8					468,718

Balance Sheet Analysis

Total Assets.  Total consolidated assets at December 31, 2007 decreased 1.3% from the prior year-end. This decrease was primarily due to declines in cash and cash equivalents partially resulting from lower deposit balances. This decrease was partially offset by increases in the Company’s loan portfolio. Total average assets in 2007 increased 1.0% from the prior year primarily due to an increase in average loans outstanding.

Cash and Cash Equivalents.  Cash and cash equivalents at December 31, 2007 decreased 73.2% from the prior year-end primarily due to decreases in federal funds sold. This decrease was primarily due to the Company redeploying its cash and cash equivalents into its higher yielding loan portfolio along with a decrease in total deposits.

Securities.  The Company’s securities portfolio decreased 2.9% at December 31, 2007 from the prior year-end. This decrease was primarily due to maturities of securities issued by U.S. government sponsored entities, partially offset by purchases of mortgage-backed securities. The Company continued to make investments in mortgaged-backed securities during 2007. Investing in amortizing securities (such as mortgage-backed securities) as compared to securities with a single payment at maturity is an important element in the Company’s liquidity management. The Company considers monthly paydowns on mortgage-backed securities a consistent source of cash flows. Additionally, the Company manages its investment portfolio to maximize the return on invested funds within acceptable risk guidelines, to meet pledging and liquidity requirements, and to adjust balance sheet interest rate sensitivity to insulate net interest income against the impact of interest rate changes. During 2007, the Company’s unrealized loss on securities available for sale, net of reclassification and tax effects declined $4.4 million primarily due to a change in market interest rates. The Company will continue to monitor its level of available for sale and held to maturity securities and will classify new securities in the appropriate category at the time of purchase. During the fourth quarter of 2007, the Company recorded a loss of $.4 million after making the determination that the decrease in market value of FHLMC preferred stock represented other-than-temporary impairment.

Loans.  Total loans outstanding at December 31, 2007 increased 6.1% from the prior year-end primarily due to increases in the residential real estate and home equity loan portfolios. The increase in the residential real estate portfolio was primarily due to growth in the origination of fixed rate loans along with purchases of variable rate residential real estate loans. The increase in the home equity loan portfolio was primarily comprised of fixed rate home equity loans resulting from the Company’s promotional efforts. The Company’s construction loan portfolio declined primarily due to a reduction of the pre-sold and builder speculative home inventories of the Company’s borrowers. The commercial real estate loan portfolio increased primarily due to the addition of several new large relationships. The Company anticipates a continuing decline in the indirect automobile loan portfolio primarily due to lower lending volumes, prepayments, and scheduled repayments, as well as the promotions that are likely to continue to be offered by automobile dealers and manufacturers. Although the Company makes loans primarily to customers throughout the western suburbs of Chicago, the Company maintains two large lending relationships outside of this market area, specifically in Arizona and Florida. The Company feels comfortable with these two relationships due to the long, successful history the Company has with its customers.

Allowance for Loan Losses and Asset Quality.  Net loan charge-offs were $1.8 million and $.2 million in 2007 and 2006, respectively. This increase was primarily due to the charge-off of three reserved commercial credits. Nonperforming loans (nonaccrual and loans past due 90 days or more still on accrual) increased to $2.8 million at December 31, 2007 from $1.5 million at December 31, 2006. Nonaccrual loans increased $1.2 million in 2007, as a result of developments in two large loan relationships. This increase was partially offset with the partial charge-off of an unrelated loan and the transfer of the remaining balance of $.8 million to other real estate. In January, 2008 one of the two large loans was repaid in full. The Company’s loans past due 90 days or more still on accrual increased $.2 million to $.5 million at December 31, 2007, from $.3 million at December 31, 2006. This increase was primarily due to the addition of one commercial real estate loan, partially offset by the payoff of a residential real estate loan.

The provision for loans losses increased $.2 million in 2007. Although, the specific reserve allocations to impaired loans and commercial loans were $4.3 million lower at December 31, 2007 as compared to December 31, 2006, the Company determined that additional provision for loan losses was necessary due to increased levels of charge-offs, growth in the loan portfolio and the trends in the national and local economy.

The ratio of the allowance for loan losses to total loans outstanding was 0.75% and 0.91% at December 31, 2007 and 2006, respectively. The following table is an analysis of the Company’s nonperforming loans and other real estate at December 31 (dollars in thousands):

	2007	2006	2005
Loans past due 90 days or more still on accrual	$480	$319	$1,665
Nonaccrual loans	2,297	1,131	533
Total nonperforming loans	$2,777	$1,450	$2,198
Nonperforming loans as a percent of total loans	0.22%	0.12%	0.20%
Allowance for loan losses as a percent of nonperforming loans	334%	734%	486%
Other real estate	$824	$351	$210
Nonperforming assets as a percent of total assets	0.19%	0.10%	0.13%

Bank-Owned Life Insurance. The cash surrender value of BOLI increased to $37.3 million at December 31, 2007 from $34.4 million at December 31, 2006. The increase was comprised of purchases of $1.4 million and earnings on policies of $1.5 million.

Other Real Estate.  During 2007, the Company acquired properties with an aggregate carrying value of $1.0 million and sold properties with an aggregate carrying value of $.5 million representing a net increase in other real estate for the year of $.5 million.

Deposits.  Total deposits at December 31, 2007 decreased 2.4% from the prior year-end primarily due to decreases in savings account balances and noninterest-bearing accounts. These decreases were only partially offset by increased balances for money market checking deposits. The increase in money market checking accounts was primarily due to continued growth in the balances of consumer accounts. The Company believes some customers are migrating from lower yielding liquid deposits to the higher yielding money market checking accounts. This growth was partially offset by a significant reduction in the account balance of one corporate customer during the year. The Company also experienced marginally increased balances in certificates of deposit due to growth in the 12 to 17 month certificates of deposit as customers have migrated from the 60 month certificates of deposit. In general, management promotes the Company’s deposit products when it believes appropriate and prices the Company’s products in a manner intended to retain the Company’s current customers as well as attract new customers while maintaining an acceptable net interest margin.

Prepaid Solutions Cards.  Outstanding balances on prepaid solutions cards increased 16.8% from the prior year-end. This increase was primarily due to the addition of several new gift card programs.

Capital Resources

Shareholders’ equity at December 31, 2007 increased 9.7% from December 31, 2006 as a result of $23.4 million of net income, increased by the decline in accumulated other comprehensive loss of $4.3 million, and increased by the decline of $3.1 million in the amount reclassified on ESOP shares. Such amounts were reduced by dividends declared of $21.6 million.

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

Management has been advised that as of December 31, 2007 and 2006, the Bank qualified as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended. On a consolidated basis, the Company also exceeded regulatory capital requirements. In accordance with applicable regulations, the appraised fair value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Liquidity

Effective liquidity management ensures the availability of funding sources at minimum cost to meet fluctuating deposit balances, loan demand needs and to take advantage of earnings enhancement opportunities. A large, stable core deposit base and a strong capital position are the solid foundation for the Company’s liquidity position. Liquidity is enhanced by a securities portfolio structured to provide liquidity as needed. The Company also maintains relationships with correspondent banks to purchase federal funds subject to underwriting and collateral requirements. Additionally, subject to credit underwriting, collateral, capital stock, and other requirements of the Federal Home Loan Bank of Chicago (the “FHLB”), the Company is able to borrow from the FHLB on a “same day” basis. As of December 31, 2007, the Company could have borrowed up to approximately $105 million from the FHLB secured by certain of its real estate loans and securities. Furthermore, the Company has agreements in place to borrow up to $95 million in federal funds. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity and maturity schedules of interest-earning assets and interest-bearing liabilities.

Generally, the Company uses cash and cash equivalents and securities available for sale to meet its liquidity needs. As of December 31, 2007 and 2006, these liquid assets represented 26.6% and 30.8% of total assets, respectively. During 2007, the Company’s cash and cash equivalents decreased $90.8 million. Net cash provided by operating activities was $27.2 million, while net cash used in investing activities was $59.9 million, resulting primarily from loan growth. Net cash flows used in financing activities was $58.2 million, resulting primarily from decreases in deposits. Management expects operating and financing activities to be a source of cash flow in the future.

Income Statement Analysis — 2007 Compared to 2006

General. The Company’s net income decreased 7.6% in 2007 as compared to 2006. Net income was positively affected by an increase in noninterest income of $4.2 million and a decrease in income tax expense of $1.4 million.

Net income was negatively affected by an increase in the provision for loan losses of $.2 million and an increase in total noninterest expense of $7.2 million.

Net Interest Income. Net interest income in 2007 (on a fully tax-equivalent basis) was level compared to 2006. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by changes in volume and yield on interest-earning assets and the volume and rates on interest-bearing liabilities. Interest-earning assets consist of federal funds sold, securities and loans. Interest-bearing liabilities primarily consist of deposits. The net interest margin is the percentage of tax-equivalent net interest income to average earning assets. The Company’s net interest margin (on a fully tax-equivalent basis) was 3.5% in 2007 and 2006.

Total interest income (on a tax-equivalent basis) increased 2.7% in 2007 primarily due to increasing balances in the Company’s loan portfolio. Average loan balances increased 4.3% during this period. Additionally, the yield on the loan portfolio decreased 8 basis points primarily due to interest rate reductions initiated by the Federal Reserve beginning in the third quarter of 2007. Management anticipates further declines in the loan portfolio yield as the Federal Reserve cut rates by 125 basis points in January 2008. The average prime rate was 8.05% for 2007 and 7.96% for 2006. However, the average prime rate for the fourth quarter of 2007 was 7.53% compared to 8.25% for the fourth quarter of 2006. Yields on the commercial loan portfolio decreased 13 basis points during this period due to decreased balances along with decreasing rates as described above. Yields on investment securities increased 28 basis points due to proceeds from maturities of U.S. government securities being reinvested in higher yielding mortgage-backed securities.

Total interest expense increased 6.3% in 2007. Interest on deposits accounted for all of this increase. The yield on interest-bearing deposits increased 17 basis points to 3.18% in 2007 from 3.01% in 2006. This increase was primarily due to increasing yields and balances on the Company’s certificates of deposit portfolio. Management is anticipating reduced cost of funds due to the January 2008 interest rate reductions initiated by the Federal Reserve. Approximately 78% of the Company’s certificates of deposit are scheduled to mature in 2008, which management expects will lead to reductions in cost of funds, as proceeds are reinvested at a lower rate or run-off.

The following table reflects the impact of changes in volume and rates of interest-earning assets and interest-bearing liabilities on a tax equivalent basis for the years ended December 31, 2007 and 2006 (dollars in thousands):

	2007 compared to 2006			2006 compared to 2005
	Change due to			Change due to
	Volume	Rate	Total Change	Volume	Rate	Total Change
Interest Income
Federal funds sold	$3	$126	$129	$1,775	$425	$2,200
Securities	(1,397)	1,492	95	(1,624)	1,729	105
Loans	3,545	(938)	2,607	4,837	9,248	14,085
Total interest income	2,151	680	2,831	4,988	11,402	16,390

Interest Expense
Interest-bearing deposits	382	2,518	2,900	1,628	13,455	15,083
Other interest-bearing liabilities	(14)	(14)	(28)	(25)	7	(18)
Total interest expense	368	2,504	2,872	1,603	13,462	15,065
Net interest income	$1,783	$(1,824)	$(41)	$3,385	$(2,060)	$1,325

Provision for Loan Losses. The provision for loans losses increased $.2 million in 2007. This was primarily related to the current environmental factors in the economy and due to an increase of $71.3 million in total loans, partially offset by the reduction in specific reserves allocated to impaired loans as of December 31, 2007. The increase in total loans was primarily due to lower risk residential and home equity loans. A more detailed discussion concerning the allowance for loans losses is presented in the Allowance for Loan Losses and Asset Quality section of this annual report.

Noninterest Income. Total noninterest income increased 18.4% during 2007 compared to 2006. Prepaid solutions cards income increased $5.1 million primarily due to continued growth in existing programs along with the addition of new gift card programs. Service fees on deposit accounts decreased $.5 million primarily due to decreases in fee revenue related to the Company’s overdraft honors program. Although management believes the income from the overdraft honors program may vary from period to period, the program is intended to provide continuing fee income. Debit card income increased $.1 million due to increased customer usage. During the fourth quarter of 2007, the Company recorded a loss of $.4 million after making the determination that the decrease in market value of FHLMC preferred stock represented other-than-temporary impairment.

Noninterest Expense. Total noninterest expense increased 15.0% during 2007 compared to 2006. Salaries and employee benefits increased $.1 million primarily due to normal salary increases and increased medical insurance expense. This increase was partially offset by a reduction in contributions to the Company’s retirement plans as a result of the Company’s transition from the ESOP to the 401(k) Plan as the Company’s principal retirement plan. Prepaid solutions cards expense increased $3.9 million. This increase was due to expenses associated with the production and processing of cards and postage associated with the issuance of new cards along with increased revenue sharing with one new client. The Company anticipates that this expense will continue to increase as new programs continue to be implemented. Furniture and equipment expense increased $.8 million primarily due to increased equipment depreciation and maintenance along with increased data processing expense. Occupancy expense decreased $.1 million in 2007 primarily due to the acceleration of building depreciation expense that occurred in 2006 resulting from management’s decision to close the Metra Main facility. This decrease was partially offset by increases in utilities expense and building maintenance costs. Advertising and promotion expense increased $.4 million primarily due to expenses resulting from newspaper, television and billboard marketing campaigns associated with retail banking as well as commercial and mortgage loans. Professional fees expense increased $.5 million primarily due to costs associated with the prepaid solutions cards business. Other expense increased $1.6 million primarily due to the Company establishing litigation reserves in connection with various lawsuits brought against Visa USA Inc. along with increased Visa cardholder expense. The Company, as a member of the Visa network, is obligated to indemnify Visa for certain litigation losses. In 2007, the Company recognized indemnity charges of approximately $.8 million related to this obligation. Visa is preparing for an initial public offering (the “IPO”) of its common stock in 2008. Upon the anticipated completion of the IPO in 2008, the Company expects to recognize gains on its interest in Visa which should more than exceed the charges taken in 2007.

Income Taxes. Income tax expense decreased 14.2% in 2007, primarily due to lower pre-tax income. The effective tax rates for the years ended December 31, 2007 and 2006 were 26.6% and 28.1%, respectively.

In August 2007, the State of Illinois enacted legislation that will affect the tax obligations of banks operating in Illinois. The legislative provisions have various effective dates, the earliest beginning January 1, 2008. Although the legislation is not expected to have a material adverse impact on the Company’s 2008 state tax liability, the full impact of the legislation is currently unknown. The Company will continue to evaluate this legislation as well as any related legislation or guidance.

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

Noninterest Income. Total noninterest income decreased 3.0% during 2006 compared to 2005. Prepaid solutions cards income increased $.5 million primarily due to growth in gift card programs. Service fees on deposit accounts decreased $.5 million primarily due to decreases in fee revenue related to the Company’s overdraft honors program. Although management believes the income from the overdraft honors program may vary from period to period, the program is intended to provide continuing fee income. Additionally, the Company experienced decreases in other service charges on deposit accounts primarily due to higher earnings credit on commercial accounts in the 2006 period. Other noninterest income decreased $.7 million primarily due to a decline in travel agency income and higher gains on sales of other real estate occurring in 2005.

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

Listed below are the Company’s projected changes in net interest income over a twelve-month horizon for the various rate shock levels as of the periods indicated (dollars in thousands):

December 31, 2007	Amount	Dollar Change	Percent Change
+200 basis points	$63,598	$996	1.6%
+100 basis points	63,310	708	1.1%
Base	62,602
-100 basis points	62,349	(253)	(0.4)%
-200 basis points	57,728	(4,874)	(7.8)%

December 31, 2006
+200 basis points	$62,974	$3,818	6.5%
+100 basis points	61,154	1,998	3.4%
Base	59,156
-100 basis points	61,664	2,508	4.2%
-200 basis points	59,787	631	1.1%

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

BOARDS OF DIRECTORS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chairman of the Board
David S. Bell	Certified Public Accountant
Duane G. Debs	President and Chief Financial Officer
Charles P. Howard	Parkview Community Church, Business Administrator
Peggy P. LoCicero	Former Banker

West Suburban Bank

Robert W. Schulz	Chairman; Oliver Hoffmann Corporation, Vice President and Treasurer
Keith W. Acker	President
Craig R. Acker	Former Banker
Earl K. Harbaugh	Ditch Witch Midwest, President
Ronald J. Kuhn	Harry W. Kuhn, Inc., Chairman, Secretary and Treasurer
John G. Williams	Bracing Systems, Vice President

OFFICERS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chief Executive Officer
Duane G. Debs	President and Chief Financial Officer
Keith W. Acker	Chief Operations Officer
Michael P. Brosnahan	Vice President
Michael J. Lynch	Director of Internal Audit
David J. Mulkerin	Chief Compliance Officer
George E. Ranstead	Secretary to the Board and Treasurer

West Suburban Bank

Senior Officers
Keith W. Acker	President, Trust Officer
Kevin J. Acker	Senior Vice President, Marketing
Michael P. Brosnahan	Senior Vice President, Commercial and Consumer Lending and
Community Reinvestment Act Officer
Duane G. Debs	Senior Vice President, Comptroller and Trust Officer
Daniel P. Grotto	Senior Vice President, Business Development, Prepaid Solutions and Residential Lending

Building Management
Edward J. Garvey	Vice President, Building Management

Cash Management
Gary Raczek	Vice President, Cash Management Manager

Commercial Loans
Stanley C. Celner, Jr.	Vice President, Commercial Loans
Grant O. Cowen	Vice President, Commercial Loans
Timothy P. Dineen	Vice President, Commercial Real Estate Loans
Michael F. Moone	Vice President, Commercial Real Estate Loans
David S. Orr	Vice President, Commercial Loans
John J. Schroeder	Vice President, Commercial Loans
Edwin S. Stephens IV	Vice President, Commercial Loans
Gregory L. Young	Vice President, Commercial Loans
Matthew R. Acker	Business Development

Compliance
David J. Mulkerin	Chief Compliance Officer

Comptroller
George E. Ranstead	Vice President, Assistant Comptroller and Investment Officer
Jay J.P. Greifenkamp	Vice President, Financial Analyst, Investment Officer and Secretary to the Board

Consumer Loans
Charles J. Svoboda	Vice President, Consumer Loans - Department Head
Keith J. Larson	Vice President, Consumer Loans
Cynthia A. Meredith	Vice President, Consumer Loans
David J. Wanek	Vice President, Consumer Loans

Financial Services
Michael Abbatacola	Vice President, Financial Services

Human Resources
Mary Ellen Condon	Vice President, Human Resources

Information Systems
Steven A. Jennrich	Vice President, Information Systems
Jacqueline R. Weigand	Vice President, Project Manager

Internal Audit
Michael J. Lynch	Vice President, Director of Internal Audit
Timothy W. Clifford	Vice President, Assistant Director of Internal Audit

Loan Operations
Sandra C. Boyce	Vice President, Residential Mortgage Loan Processing
Gary H. Brandes	Vice President, Consumer Loan Operations
Kevin Bussey	Vice President, Collections
Debra H. Crowley	Vice President, Commercial Loan Operations
Lawrence J. Ortman	Vice President, Credit Analysis and Loan Review

Loss Prevention
Craig Kelbus	Vice President, Security and Loss Prevention

Marketing
Denise M. Zatarski	Director of Marketing

Operations
Danielle Budig	Vice President, Operations and Visa

Prepaid Solutions
Doug R. Bobenhouse	Business Development and Sales Manager - Prepaid Solutions

Purchasing
Helen G. Schmitt	Assistant Vice President, Purchasing Manager

Retail Banking
William J. Jennrich	Vice President, Retail Branch Banking
Jack Buscemi	Vice President, Regional Manager - Central Region
Marc L. DiNatale	Vice President, Regional Manager - East Region
Kirsten L. Jensen	Vice President, Regional Manager - West Region
Marcia K. Worobec	Vice President, Branch Operations and Branch Manager - Westmore
Jennifer Bentson	Assistant Vice President, Branch Manager - Warrenville
Kathleen M. Brockman	Assistant Vice President, Branch Manager - Eola Road
Jeanne L. Carlisle	Assistant Vice President, Branch Manager - Bolingbrook West
Maribel Colon	Assistant Vice President, Branch Manager - Oswego West
Beverly D. Cornelious	Assistant Vice President, Branch Manager - Bolingbrook East
Gina M. Corral	Assistant Vice President, Staff Manager
Barbara D. Darden	Assistant Vice President, Branch Manager - Chicago Avenue, Naperville
Robert G. Dover, Jr.	Assistant Vice President, Branch Manager - Gary Avenue
Yolanda V. Dunn	Assistant Vice President, Branch Manager - Bartlett
Nansi E. Eivaz	Assistant Vice President, Branch Manager - Romeoville
Sharon A. Fonte	Assistant Vice President, Branch Manager - Glendale Heights
James R. Graziano	Assistant Vice President, Branch Manager - North Main
Steven C. Harry	Assistant Vice President, Branch Manager - Yorkville, Oswego
Priya Hira	Assistant Vice President, Branch Manager - Danada, Wheaton
Jason M. Knapp	Assistant Vice President, Branch Manager - Fair Oaks
Mary L. Kureja	Assistant Vice President, Branch Manager - Finley Road, Downtown Downers
Terry Leitner	Assistant Vice President, Branch Manager - South Main
Jeffery W. Miska	Assistant Vice President, Branch Manager - Cass Avenue, 75th Street
Carlos Muzquiz	Assistant Vice President, Branch manager - Lake Street
Brian S. Nickleski	Assistant Vice President, Branch Manager - Westmont
Dawn M. Oles	Assistant Vice President, Branch Manager - Montgomery
Gwen B. O’Loughlin	Assistant Vice President, Branch Manager - Villa Park
Robert L. Pauling	Assistant Vice President, Branch Manager - Stratford Square
Cynthia A. Picton	Assistant Vice President, Branch Manager - West Galena
Gloria Santiago	Assistant Vice President, Branch Manager - President Street
Lisa M. Schmidt	Assistant Vice President, Branch Manager - South Elgin
Jose L. Valdez	Assistant Vice President, Branch Manager - Randall Road
Laura Saad	Manager Trainee - Oakbrook Terrace

Travel with West Suburban
Dennis A. Woodyatt	Travel Agent

Trust
Christine H. Pawlak	Trust Officer

West Suburban Insurance Services
Patricia Falstrom	Insurance Agent

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

Montgomery Branch: 1830 Douglas Road, Montgomery, Illinois 60538

Naperville

Chicago Avenue Branch: 1296 East Chicago Avenue, Naperville, Illinois 60540

Naperville Branch: 2020 Feldott Lane, Naperville, Illinois 60540

River Run Branch: Southwest corner of 104th Street and Plainfield-Naperville Road (Opening 4th Quarter 2008)

Oakbrook Terrace

Oakbrook Terrace Branch: 17W754 22nd Street, Oakbrook Terrace, Illinois 60181

Oswego

Oswego Branch: 2830 Route 34, Oswego, Illinois 60543

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

Clare Oaks: Bartlett, Illinois 60103

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

Unlike Any Other Bank

SHAREHOLDER INFORMATION

Annual Report on Form 10-K

A copy of West Suburban Bancorp, Inc.’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available on their web site at www.sec.gov or without charge to shareholders by writing to:

Duane G. Debs

President and Chief Financial Officer

West Suburban Bancorp, Inc.

2800 Finley Road

Downers Grove, Illinois 60515

(630) 652-2801

Annual Meeting of Shareholders

The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 14, 2008 at 8:00 a.m. All shareholders are cordially invited to attend.

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

717 South Meyers Road

Lombard, Illinois 60148

(630) 652-2308

Independent Registered Public Accounting Firm

Crowe Chizek and Company LLC

One Mid America Plaza, Suite 700

Post Office Box 3697

Oak Brook, Illinois 60522

Corporate Counsel

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 West Madison Street, Suite 3900

Chicago, Illinois 60606

MEMBER FDIC