Form 10-K, Exhibit 13
period 2008-12-31
WEST SUBURBAN BANCORP INC
filed 2009-03-11
CIK 805080

Exhibit 13

Profile

West Suburban Bancorp, Inc. (“West Suburban”) is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the “Bank” and, together with West Suburban, the “Company”). The Company had total assets at December 31, 2008 of approximately $1.9 billion. The Bank is one of the largest independent banks headquartered in DuPage County.

West Suburban Bancorp, Inc.

Financial Highlights

	Years Ended December 31,
	(Dollars in thousands, except per share data)
	2008	2007	2006	2005	2004
Net income	$16,816	$23,413	$25,351	$25,486	$23,658
Per share data
Earnings	38.88	54.13	58.62	58.93	54.82
Book value (GAAP)	264.12	241.76	220.43	218.87	223.60
Book value (non-GAAP) (1)	372.03	373.34	359.18	344.60	347.87
Net loans	1,233,595	1,226,571	1,153,885	1,091,747	1,046,125
Total assets	1,867,420	1,851,357	1,876,643	1,827,191	1,748,049
Total deposits	1,591,565	1,637,714	1,677,844	1,639,666	1,569,742

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

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of U.S. and global economies and financial markets in general and the strength of the local economies in which the Company conducts its operations, including the local residential and commercial real estate markets, which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company’s assets; (ii) the effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, taxation, insurance and monetary and financial matters, as well as any laws and regulations otherwise affecting the Company, including laws and regulations intended to address the current stresses in the U.S. and global financial markets, national security and money laundering; (iii) the effects of continued adverse market conditions and further volatility in investment securities generally, which may result in a deterioration in the value of the securities in the Company’s investment portfolio; (iv) the ability of the Company to comply with applicable federal, state and local laws, regulations and policies and the consequences that may result from any such inability to comply; (v) the effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company’s assets) and the policies of the Board of Governors of the Federal Reserve System; (vi) the ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector; (vii) the ability of the Company to maintain an acceptable net interest margin; (viii) the ability of the Company to obtain new customers and retain existing customers; (ix) the timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet; (x) technological changes implemented by the Company and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers, including technological changes implemented for, or related to, the Company’s website or new products such as prepaid solutions cards, payroll cards and other similar products and services; (xi) the ability of the Company, and certain of its vendors, to develop and maintain secure and reliable electronic systems, including systems developed for the Company’s website or new products such as prepaid solutions cards, payroll cards and other similar products and services; (xii) the ability of the Company to retain key executives and employees, and the difficulty that the Company may experience in replacing key executives and employees in an effective manner; (xiii) consumer spending and saving habits which may change in a manner that affects the Company’s business adversely; (xiv) the economic impact of past and any future terrorist attacks, acts of war or threats thereof and the response of the U.S. to any such attacks and threats; (xv) business combinations and the integration of acquired businesses, which may be more difficult or expensive than expected; (xvi) the costs, effects and outcomes of existing or future litigation and disputes with third parties; (xvii) changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board, the Public Company Accounting Oversight Board and the Securities and Exchange Commission; (xviii) credit risks and the risks from concentrations (by geographic area or industry) within the Company’s loan portfolio; (xix) the failure of the Company’s Real Estate Investment Trust (“REIT”) to qualify as a REIT and the effects of such failure on the Company’s consolidated effective tax rate; and (xx) the ability of the Company to manage the risks associated with the foregoing as well as anticipated.

Additional information concerning the Company and its business, including risk factors that could materially affect the Company’s results of operations and financial condition, is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 10-K.

To Our Shareholders, Customers and Friends

We think that most of you will agree that 2008 was one of the most challenging years since the years of The Great Depression. The financial markets were in turmoil worldwide for most of the year and there is clear consensus that the U.S. entered into a recession. Many of this country’s premier large financial services organizations experienced extreme stress which, in some cases, could not be overcome. Bear Stearns, Lehman Brothers, Countrywide Financial, Washington Mutual, National City and Wachovia are just a few of the organizations that were not able to successfully overcome the challenges they faced during 2008.

While 2008 was not a banner year for West Suburban, we were able to outperform most of our peers (U.S. banks between $1 and $3 billion in assets) according to Uniform Bank Performance data as of, and for the year ended, December 31, 2008. Our net income for 2008 represented a .90% return on average assets in comparison to a return of .35% for our peers. Our non-current loans as a percentage of gross loans was 2.02% compared to 2.50% for our peers as of December 31, 2008.

Although we compared well to our peers, our net income decreased by 28.2% in 2008 to $16.8 million. The decrease resulted primarily from a $10 million increase in our provision for loan losses as we increased our allowance for loan losses to total loans to 1.25%. Building our allowance for loan losses was appropriate in light of the state of the local and national economy and the increases in our problem and nonaccrual loans. Even as we built our reserves, our performance permitted us to pay our quarterly dividend of $10 per share for total 2008 dividends of $40 per share. As we look forward to better times, we remain focused on providing our customers superior service and an extensive menu of loan and deposit products.

At the end of 2008 we closed our travel department after 30 years of providing travel and vacation packages throughout the U.S. and to countries around the world. During January of 2009, Dennis Woodyatt, the manager of Travel with West Suburban, passed away. Dennis will be missed by West Suburban and our many regular patrons of the travel department.

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

Common Stock, Book Value and Dividends

West Suburban has a single class of common stock issued and outstanding. The common stock is not traded on any stock exchange or on the over-the-counter market. West Suburban’s per share book value as of the end of each quarter and dividends declared for the last two years are set forth below:

Year	Quarter	BookValue GAAP	BookValue Non-GAAP (1)	Dividends Declared
2008	4th	$264.12	$372.03	$10.00
	3rd	263.04	376.34	10.00
	2nd	249.64	374.87	10.00
	1st	242.62	382.15	10.00

2007	4th	$241.76	$373.34	$20.00
	3rd	235.85	377.08	10.00
	2nd	227.25	366.85	10.00
	1st	226.33	366.47	10.00

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

The dividends declared during the fourth quarter of 2007 included a special $10.00 per share dividend payable on December 15, 2007 to shareholders of record as of December 1, 2007. The Company did not pay a special dividend during the fourth quarter of 2008.

Business Review

As of December 31, 2008, the Company had total assets of approximately $1.9 billion and maintained 34 full-service branches, five limited-service branches and five departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. The Bank focuses on providing retail and commercial banking products and services in its market area. The Company had 533 full-time equivalent employees at December 31, 2008.

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

Management assessed the Company’s systems of internal control over financial reporting as of December 31, 2008. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2008, the Company maintained effective internal control over financial reporting based on those criteria.

The Company’s independent auditors have issued an audit report on the effectiveness of the Company’s internal control over financial reporting.

March 9, 2009

Kevin J. Acker

Chairman and Chief Executive Officer

Duane G. Debs

President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

West Suburban Bancorp, Inc.

Lombard, Illinois

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc.  (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Horwath LLP

Oakbrook, Illinois
March 9, 2009

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2008 AND 2007

(Dollars in thousands)

	2008	2007
Assets
Cash and due from banks	$33,174	$32,183
Federal funds sold	22,300	1,000
Total cash and cash equivalents	55,474	33,183
Securities
Available for sale (amortized cost of $227,333 in 2008 and $461,100 in 2007)	225,814	459,405
Held to maturity (fair value of $244,928 in 2008 and $23,953 in 2007)	240,234	24,076
Federal Home Loan Bank stock	6,144	5,258
Total securities	472,192	488,739
Loans, less allowance for loan losses of $15,578 in 2008 and $9,269 in 2007	1,233,595	1,226,571
Bank-owned life insurance	35,442	37,283
Premises and equipment, net	45,298	43,097
Other real estate	4,658	824
Accrued interest and other assets	20,761	21,660
Total assets	$1,867,420	$1,851,357

Liabilities and shareholders’ equity
Deposits
Demand-noninterest-bearing	$132,664	$141,724
Interest-bearing	1,458,901	1,495,990
Total deposits	1,591,565	1,637,714
Federal funds purchased	55,000	—
Prepaid solutions cards	37,964	24,649
Accrued interest and other liabilities	21,992	27,526

Common stock in ESOP subject to contingent repurchase obligation	46,670	56,907

Shareholders’ equity
Common stock, no par value; 15,000,000 shares authorized; 432,495 shares issued and outstanding	3,457	3,457
Surplus	38,066	38,066
Retained earnings	120,676	121,360
Accumulated other comprehensive loss	(1,300)	(1,415)
Amount reclassified on ESOP shares	(46,670)	(56,907)
Total shareholders’ equity	114,229	104,561
Total liabilities and shareholders’ equity	$1,867,420	$1,851,357

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Dollars in thousands, except per share data)

	2008	2007	2006
Interest income
Loans, including fees	$72,577	$85,088	$82,542
Securities
Taxable	21,109	19,192	19,222
Exempt from federal income tax	1,176	1,121	1,040
Federal funds sold	198	3,061	2,932
Total interest income	95,060	108,462	105,736

Interest expense
Deposits	33,308	48,203	45,303
Other	664	3	31
Total interest expense	33,972	48,206	45,334
Net interest income	61,088	60,256	60,402
Provision for loan losses	10,360	375	150
Net interest income after provision for loan losses	50,728	59,881	60,252

Noninterest income
Prepaid solutions cards	16,206	13,380	8,295
Service fees on deposit accounts	6,357	6,435	6,978
Debit card fees	2,150	2,081	1,970
Bank-owned life insurance	(2,179)	1,525	1,462
Net gain on sales of loans held for sale	70	50	124
Net realized gains (losses) on securities transactions	101	(6)	85
Impairment of FHLMC preferred stock	—	(381)	—
Gain on redemption and interest in escrow fund of VISA stock	2,075	—	—
Other	3,890	3,980	3,951
Total noninterest income	28,670	27,064	22,865

Noninterest expense
Salaries and employee benefits	22,162	24,422	24,238
Prepaid solutions cards	12,037	9,645	5,767
Furniture and equipment	6,340	5,570	4,759
Occupancy	5,224	4,509	4,581
Advertising and promotion	2,126	2,324	1,916
Professional fees	2,263	1,673	1,217
Other	7,631	6,891	5,378
Total noninterest expense	57,783	55,034	47,856

Income before income taxes	21,615	31,911	35,261
Income tax expense	4,799	8,498	9,910
Net income	$16,816	$23,413	$25,351

Earnings per share	$38.88	$54.13	$58.62
Average shares outstanding	432,495	432,495	432,495

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Dollars in thousands, except per share data)

	Common Stock and Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Amount Reclassified on ESOP Shares	Total Shareholders’ Equity
Balance, January 1, 2006	$41,523	$115,846	$(8,331)	$(54,378)	$94,660

Comprehensive income
Net income		25,351			25,351
Change in unrealized loss on available for sale securities, net of reclassification and tax effects			2,878		2,878
Total comprehensive income					28,229
Adjustment to initially apply SFAS No. 158, net of tax			(298)		(298)
Cash dividends declared - $50.00 per share		(21,625)			(21,625)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				(5,631)	(5,631)
Balance, December 31, 2006	41,523	119,572	(5,751)	(60,009)	95,335

Comprehensive income
Net income		23,413			23,413
Change in unrealized loss on available for sale securities, net of reclassification and tax effects			4,432		4,432
Change in post-retirement obligations, net of reclassificaton and tax effects			(96)		(96)
Total comprehensive income					27,749
Cash dividends declared - $50.00 per share		(21,625)			(21,625)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				3,102	3,102
Balance, December 31, 2007	41,523	121,360	(1,415)	(56,907)	104,561

Cummulative adjustment to apply EITF 06-04		(200)			(200)
Comprehensive income
Net income		16,816			16,816
Change in unrealized loss on available for sale securities, net of reclassification and tax effects			106		106
Change in post-retirement obligations, net of reclassificaton and tax effects			9		9
Total comprehensive income					16,931
Cash dividends declared - $40.00 per share		(17,300)			(17,300)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				10,237	10,237
Balance, December 31, 2008	$41,523	$120,676	$(1,300)	$(46,670)	$114,229

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Dollars in thousands)

	2008	2007	2006
Cash flows from operating activities
Net income	$16,816	$23,413	$25,351
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	3,644	3,299	3,607
Provision for loan losses	10,360	375	150
Deferred income tax benefit	(1,861)	(1,269)	(1,701)
Net discount accretion and premium amortization of securities	(148)	291	564
Net realized (gain) loss on securities transactions	(101)	6	(85)
Impairment of FHLMC preferred stock	—	381	—
Gain on redemption of and interest in escrow fund of VISA stock	(2,075)	—	—
Decrease (increase) in carrying value of bank-owned life insurance	2,179	(1,525)	(1,462)
Amortization of deferred loan fees	7	57	100
Net gain on sales of loans held for sale	(70)	(50)	(124)
Sales of loans held for sale	5,480	5,875	9,730
Origination of loans held for sale	(6,828)	(6,175)	(9,466)
Net gain on sales of premises and equipment	(5)	(2)	(7)
Net loss (gain) on sales of other real estate	(29)	2	(99)
Write down of fair value of other real estate	121	—	—
Decrease (increase) in accrued interest and other assets	3,659	(2,461)	(117)
(Decrease) increase in accrued interest and other liabilities	(5,720)	5,017	3,275
Net cash provided by operating activities	25,429	27,234	29,716
Cash flows from investing activities
Securities available for sale
Sales	89,838	470	—
Maturities, calls and redemptions	167,248	89,870	104,130
Purchases	(22,241)	(90,088)	(87,250)
Securities held to maturity and restricted securities
Maturities, calls and redemptions	23,603	21,054	23,379
Purchases	(240,376)	(167)	(2,800)
Net increase in loans	(20,418)	(73,782)	(63,252)
Investment in bank-owned life insurance policies	(337)	(1,336)	(735)
Purchases of premises and equipment	(5,994)	(6,521)	(3,435)
Sales of premises and equipment	154	92	49
Sales of other real estate	519	539	682
Net cash used in investing activities	(8,004)	(59,869)	(29,232)
Cash flows from financing activities
Net (decrease) increase in deposits	(46,149)	(40,130)	38,178
Net increase in federal funds purchased	55,000	—	—
Net increase in prepaid solutions cards	13,315	3,544	1,198
Dividends paid	(17,300)	(21,625)	(21,625)
Net cash provided by (used in) financing activities	4,866	(58,211)	17,751
Net increase (decrease) in cash and cash equivalents	22,291	(90,846)	18,235
Beginning cash and cash equivalents	33,183	124,029	105,794
Ending cash and cash equivalents	$55,474	$33,183	$124,029
Supplemental disclosures
Cash paid for
Interest	35,031	48,816	43,976
Income taxes	7,824	9,082	11,270
Other real estate acquired through loan foreclosures	4,445	1,014	724

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Note 1 - Nature of Business and Summary of Significant Accounting Policies

West Suburban Bancorp, Inc. (“West Suburban”) through the branch network of its subsidiary, West Suburban Bank (the “Bank” and, together with West Suburban, the “Company”), operates 34 full-service branches, five limited-service branches and five departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. Customers in these areas are the primary consumers of the Company’s loan and deposit products and services. Although borrower cash flow is expected to be the primary source of repayment, the Company’s loans are generally secured by various forms of collateral or security including real estate, business assets, consumer goods, personal guarantees and other items.

Operating Segments

While the Company’s senior management monitors the revenue streams derived from various individual and groups of products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company’s operations are considered by management to be aggregated in one reportable operating segment. Discrete financial information is not available other than on a Company-wide basis.

Principles of Consolidation

The consolidated financial statements include the accounts of West Suburban and the Bank. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions, which are subject to change, based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and other than temporary impairment of securities are particularly subject to change.

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

The Company evaluates commercial, real estate construction and commercial mortgage loans monthly for impairment. A loan is considered impaired when, based on current information and events, full payment under the loan terms is not expected. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the loan’s collateral, if repayment of the loan is collateral dependent. A valuation allowance is maintained for the amount of impairment. Generally, loans 90 days or more past due and all loans classified as nonaccrual status are considered for impairment. Impairment is considered on an entire category basis for smaller-balance loans of similar nature such as residential real estate and consumer loans, and on an individual basis for other loans. In general, consumer and credit card loans are charged-off no later than 120 days after a consumer or credit card loan becomes past due.

Loans Held for Sale

Loans are identified as either held for investment or held for sale upon origination. Loans held for sale are recorded at the lower of amortized cost or fair value, as determined by outside commitments from investors. Unrealized losses, if any, are recognized on a current basis by charges to earnings. At December 31, 2008 and 2007, loans held for sale were $1,768 and $350, respectively. The cost and fair value of loans held for sale was approximately the same. Mortgage loans held for sale are generally sold with servicing released.

Bank-Owned Life Insurance (“BOLI”)

The Company has purchased life insurance policies on certain officers and directors. In accordance with Emerging Issues Task Force (the “EITF”) 06-5, Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of the assets ranging from 8 to 50 years for premises and from 3 to 15 years for furniture and equipment.

Other Real Estate

Other real estate includes properties acquired in partial or total settlement of problem loans. Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

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

Prepaid Solutions Cards

Prepaid solutions cards revenues are recognized when services are performed. These revenues are comprised primarily of service and transaction fees. Service fees represent payments associated with card preparation, customization, usage, non-usage and processing. Transaction fees primarily represent interchange fees generated as transactions are made by cardholders. These fees are recognized as revenue in the same period the related transactions occur or services are rendered. Income generated from the investment of prepaid solutions card balances is not allocated to the prepaid solutions group and therefore is not included in the prepaid solutions cards income category.

Prepaid solutions cards expenses are recognized as incurred. These expenses generally include costs associated with the card preparation and customization, data processing fees associated with the card transaction processing, and other activity expenses directly associated with the Bank’s prepaid solutions cards customers. The prepaid solutions division utilizes various departments within the Bank in its day to day operations. The costs incurred by these departments are not allocated to the prepaid solutions group and therefore are not included in the prepaid solutions cards expense category. General and administrative expenses incurred by the prepaid solutions division, such as salaries and benefits, furniture and equipment, advertising and promotion, and professional fees are included in the corresponding expense line classification in the Company’s consolidated statements of income.

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

The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no impact on the Company’s financial condition or results of operations.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Employee Stock Ownership Plan (“ESOP”) and Other Retirement Plans

In July 2007, the Company established the West Suburban Bank 401(k) Profit Sharing Plan. This plan was established to assist the Company in recruiting and retaining its personnel. Participation in the plan is subject to certain age and service requirements. Although the Company currently intends to match a percentage of the contributions that each employee voluntarily makes to the plan, all contributions by the Company are discretionary and subject to review by the Board of Directors from time to time. The plan is also intended to enable long time employees of the Company that also participate in the ESOP to diversify their retirement savings.

The Bank also maintains an ESOP, which is a noncontributory tax qualified retirement plan that covers employees who have satisfied specific service requirements. Subject to review by the Board of Directors, the Bank makes contributions to the ESOP for the benefit of the participants from time to time. Dividends declared on common stock owned by the ESOP are charged against retained earnings.

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

Earnings Per Share

Earnings per share is calculated on the basis of the daily weighted average number of shares outstanding. ESOP shares are considered outstanding for this calculation.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. Net cash flows are reported for customer loan, deposit, federal funds purchased and prepaid solutions cards transactions.

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

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank of $12,982 and $13,055 was required to meet regulatory reserve and clearing requirements at year end 2008 and 2007, respectively.

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

Adoption of New Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands required disclosures about fair value measurements. SFAS 157 establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (“FSP”) SFAS 157-2, “Effective Date of SFAS 157.” This FSP delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities (except those that are recognized or disclosed at fair value on a recurring basis (at least annually)) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of the adoption was not material to the Company’s financial condition or results of operations. In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active.” FSP 157-3 clarifies the application of SFAS 157 in a market that is not active. Please refer to Note 9 for disclosures relating to and resulting from the adoption of SFAS 157.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities upon adoption on January 1, 2008.

In September 2006, the EITF finalized Issue 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” This guidance requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after a participants’ employment or retirement. The required accrued liability will be based on either the postretirement benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. Upon adoption, the Company recorded a cumulative effect adjustment to reduce beginning retained earnings as of January 1, 2008 by $200.

Effective December 31, 2008, the Company adopted EITF 99-20-1, “Amendment to the Impairment and Interest Income Guidance of EITF Issue No. 99-20.” The EITF strives to resolve the lack of consistency in the impairment guidance of EITF 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets” and SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” for determining whether an other-than-temporary impairment has occurred. Prior to the amendment, EITF 99-20 required the use of market participant assumptions regarding future cash flows without consideration of the probability that all cash flows will be collected. However, SFAS 115 does not require exclusive reliance on market participant assumptions regarding future cash flows, permitting management to use reasonable judgment in determining the probability that a holder will be unable to collect all amounts due. The EITF removes the “market participant” concept from EITF 99-20. The impairment guidance provided by EITF 99-20-1 did not have a significant impact on the Company’s financial condition or results of operations upon adoption.

Effective December 31, 2008, the Company adopted FSP No. FAS 140-4 and FIN 46R-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” This FSP was issued in advance of the finalization of other proposed amendments to SFAS 140 and Interpretation No. 46R and requires additional disclosures about transfers of financial assets and about an entity’s involvement with variable interest entities. The FSP is effective for interim and annual reporting periods ending after December 15, 2008. Adoption of this FSP affects disclosures only and therefore has no impact on the Company’s financial condition or results of operations.

Effect of Newly Issued but not Effective Accounting Pronouncements

In December 2007, the FASB issued SFAS 141R, “Business Combinations.” SFAS 141R replaces the current standard on business combinations and will significantly change the accounting for and reporting of business combinations in consolidated financial statements. This statement requires an entity to measure the business acquired at fair value and to recognize goodwill attributable to any noncontrolling interests (previously referred to as minority interests) rather than just the portion attributable to the acquirer. The statement will also result in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value. In addition, the statement will result in payments to third parties for consulting, legal, and similar services associated with an acquisition to be recognized as expenses when incurred rather than capitalized as part of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 141R to have a material impact on the Company’s consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51”, which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. SFAS 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. The adoption of SFAS 160 did not have a significant impact on the Company’s financial condition or results of operations.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities an Amendment of FASB 133.” SFAS 161 amends SFAS 133 by requiring expanded disclosures about an entity’s derivative instruments and hedging activities, but does not change SFAS 133’s scope or accounting. This statement requires increased qualitative, quantitative, and credit-risk disclosures. SFAS 161 also amends SFAS 107 to clarify that derivative instruments are subject to SFAS 107’s concentration-of-credit-risk disclosures. SFAS 161 is effective for fiscal years beginning on or after November 15, 2008. Since SFAS 161 affects only disclosures, it will not impact the Company’s financial condition or results of operations.

In December 2008, the FASB issued FSP FAS132R-1, “Disclosures about Plan Assets.” This FSP requires additional disclosures about plan assets of a defined benefit pension or other post retirement plan. The FSP has two main objectives. First, it requires additional disclosures about major categories of plan assets and concentrations of risk within plan assets. Second, it applies the requirements of FAS 157 to defined benefit plans by requiring disclosure of the inputs and valuation techniques used to measure the fair value of plan assets and the effect of fair value measurements using unobservable inputs to changes in plan assets for the period. The requirements of the FSP are not effective until fiscal years ending after December 15, 2009, and thus will be included in the Company’s financial statements beginning with the financial statements for the year ended December 31, 2009. Adoption of this FSP affects disclosures only and therefore has no impact on the Company’s financial condition or results of operations.

Note 2 - Securities

The amortized cost and fair value of securities available for sale are as follows at December 31:

	2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$24,430	$—	$(753)	$23,677
Trust preferred	8,511	—	(5,048)	3,463
U.S. government sponsored entities	22,170	1,084	—	23,254
Mortgage-backed	162,062	3,385	(153)	165,294
States and political subdivisions	10,160	57	(91)	10,126
Total debt securities	$227,333	$4,526	$(6,045)	$225,814

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$35,488	$95	$(764)	$34,819
Trust preferred	8,578	—	(809)	7,769
U.S. government sponsored entities	195,193	134	(833)	194,494
Mortgage-backed	207,302	1,456	(936)	207,822
States and political subdivisions	13,918	38	(76)	13,880
Total debt securities	460,479	1,723	(3,418)	458,784
Preferred stock	621	—	—	621
Total	$461,100	$1,723	$(3,418)	$459,405

The amortized cost and fair value of securities held to maturity are as follows at December 31:

	2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored entities	$28,072	$759	$—	$28,831
Mortgage-backed	193,187	4,499	(26)	197,660
States and political subdivisions	18,975	98	(636)	18,437
Total	$240,234	$5,356	$(662)	$244,928

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed	$11,450	$25	$(223)	$11,252
States and political subdivisions	12,626	137	(62)	12,701
Total	$24,076	$162	$(285)	$23,953

Securities with unrealized losses at year end 2008 and 2007 not recognized in income are presented below by the length of time the securities have been in a continuous unrealized loss position:

	2008
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate	$4,839	$79	$18,838	$674	$23,677	$753
Trust Preferred	—	—	3,463	5,048	3,463	5,048
Mortgage-backed	20,607	143	3,836	36	24,443	179
States and political subdivisions	15,297	727	—	—	15,297	727
Total temporarily impaired	$40,743	$949	$26,137	$5,758	$66,880	$6,707

	2007
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate	$—	$—	$34,728	$764	$34,728	$764
Trust Preferred	7,769	809	—	—	7,769	809
U.S. government sponsored entities	—	—	165,712	833	165,712	833
Mortgage-backed	8,775	240	65,677	919	74,452	1,159
States and political subdivisions	2,903	51	10,448	87	13,351	138
Total temporarily impaired	$19,447	$1,100	$276,565	$2,603	$296,012	$3,703

Debt securities, with the exception of trust preferred, are evaluated for other-than-temporary impairment under FSP SFAS 115-1. The Company’s debt securities in an unrealized loss position for greater than 12 months totaled $22,674 and the related unrealized loss totaled $710 as of December 31, 2008. In accordance with FSP SFAS 115-1, unrealized losses on these debt securities are not recognized if management has the intent and ability to hold the securities until their maturity date and no concerns exist with the respect to the ability of the issuer to satisfy its obligations at maturity. Management believes that the value of these debt securities with unrealized losses will recover as the securities approach their maturity date and/or repricing date. The Company has concluded that as of December 31, 2008, these debt securities were not other-than-temporarily impaired.

The Company currently holds pooled trust preferred securities which are evaluated for other-than-temporary impairment under EITF 99-20 as amended by EITF 99-20-1. As of December 31, 2008, the unrealized loss on pooled trust preferred securities held by the Company totaled $5,048, or 59% of the amortized cost. The evaluation under EITF 99-20 includes an analysis to determine whether there has been an adverse change in the expected cash flows. The evaluation also includes monitoring the rating assigned by national rating agencies such as Moody’s Investor Service to determine if any downgrades have occurred, and a detailed review of the underlying collateral to determine a break in yield point. The Company does not expect changes in its net cash flows from these investments from the cash flows that were originally anticipated. The Company has concluded that as of December 31, 2008, the pooled trust preferred securities were not other-than-temporarily impaired.

During the year ended December 31, 2008, the Company sold the preferred stock issued by the Federal Home Loan Mortgage Corporation (the “FHLMC”) at a realized loss of $81.

For the year ended December 31, 2007, the Company recognized a $381 pre-tax charge for the other-than-temporary decline in fair value of preferred stock issued by the FHLMC. As required by SFAS 115, when a decline in fair value below cost is deemed to be other-than-temporary, the unrealized loss must be recognized as a charge to earnings. During the fourth quarter of 2007, there was a significant decline in the fair value of the preferred stock and as a result the Company concluded that the preferred stock was other-than-temporarily impaired.

The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 2008 by contractual maturity are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$14,861	$14,747	$2,540	$2,541
Due after 1 year through 5 years	36,421	36,899	13,177	13,362
Due after 5 years through 10 years	1,091	1,105	21,599	22,164
Due after 10 years	12,898	7,769	9,731	9,201
Mortgage-backed	162,062	165,294	193,187	197,660
Total	$227,333	$225,814	$240,234	$244,928

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Approximately $21,142 of securities are callable in 2009. Most of these callable securities were issued by U.S. government sponsored entities.

Securities with a carrying value of approximately $130,118 and $40,778 at December 31, 2008 and 2007, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

Sales of securities available for sale were as follows:

	2008	2007	2006
Proceeds from sales	$89,838	$470	$—
Gross realized gains	135	—	—
Gross realized losses	(98)	(30)	—

Net gains on securities transactions in 2008, 2007 and 2006 include recoveries of $64, $24 and $85, respectively, on securities written down in 2001. The tax benefit/expense recorded on securities transactions was not material.

Note 3 - Loans

Major classifications of loans were as follows at December 31:

	2008	2007
Commercial	$288,234	$270,293
Consumer	4,276	5,653
Indirect automobile	4,454	8,559
Real estate
Residential	242,947	224,755
Commercial	276,995	249,836
Home equity	257,150	272,098
Construction	161,532	191,952
Held for sale	1,768	350
Credit card	10,484	11,191
Other	1,333	1,153
Total	1,249,173	1,235,840
Allowance for loan losses	(15,578)	(9,269)
Loans, net	$1,233,595	$1,226,571

The Company makes commercial, consumer and residential real estate loans primarily to customers throughout the western suburbs of Chicago. Construction loans are primarily made to customers engaged in the development and construction of residential real estate projects within the Company’s market area. From time to time the Company will make loans outside of its market area. At December 31, 2008, loans outside the Company’s market area included loans totaling $10,579 to a customer with collateral in Arizona and loans totaling $10,000 to a second customer with collateral in Florida.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2008	2007	2006
Balance, beginning of year	$9,269	$10,650	$10,681
Provision for loan losses	10,360	375	150
Loans charged-off	(4,295)	(2,046)	(418)
Recoveries	244	290	237
Balance, end of year	$15,578	$9,269	$10,650

Impaired loans are summarized as follows at December 31:

	2008	2007	2006
Year-end loans with no allocated allowance for loan losses	$21,187	$1,048	$12
Year-end loans with allocated allowance for loan losses	9,036	2,685	9,222
Total	$30,223	$3,733	$9,234

Amount of the allowance for loan losses allocated to impaired loans at year-end	$1,684	$421	$4,689
Average impaired loans during the year	20,642	4,629	7,060
Interest income recognized during impairment	223	129	1,096

Nonperforming loans were as follows at December 31:

	2008	2007	2006
Loans past due 90 days or more still on accrual	$1,705	$480	$319
Nonaccrual loans	23,569	2,297	1,131
Total	$25,274	$2,777	$1,450

The Company generally sells mortgage loans with servicing rights released.

	2008	2007	2006
Activity during the year:
Origination of loans held for sale	$6,828	$6,175	$9,466
Proceeds from sales of loans held for sale	5,480	5,875	9,730
Net gains on sales of loans held for sale	70	50	124

Note 4 - Premises and Equipment

Major classifications of assets comprising premises and equipment are summarized as follows at December 31:

	2008	2007
Land	$15,263	$15,263
Premises	45,893	42,963
Furniture and equipment	50,208	47,477
Total	111,364	105,703
Less accumulated depreciation	(66,066)	(62,606)
Premises and equipment, net	$45,298	$43,097

At December 31, 2008, construction of bank premises in progress of $1,446 was included in premises in the table above. Additionally, at December 31, 2008, $129 of furniture and equipment not yet in service was included in furniture and equipment in the table above.

The Company leases certain branch properties and equipment under operating leases. Rent expense was $421, $465, and $227 for 2008, 2007 and 2006, respectively. Rent commitments before considering renewal options that generally are present, are summarized as follows:

2009	$717
2010	592
2011	447
2012	308
2013	235
Thereafter	558
Total	$2,857

Note 5 - Deposits

The major categories of deposits are summarized as follows at December 31:

	2008	2007
Demand-noninterest-bearing	$132,664	$141,724
NOW	310,178	314,741
Money market checking	322,207	292,208
Savings	320,763	337,028
Time deposits
Less than $100,000	361,313	380,094
$100,000 and greater	144,440	171,919
Total	$1,591,565	$1,637,714

At December 31, 2008, the scheduled maturities of time deposits were as follows:

2009	$291,178
2010	107,919
2011	19,658
2012	18,369
2013	68,382
Thereafter	247
Total	$505,753

Note 6 - Income Taxes

Income tax expense is as follows for the years ended December 31:

	2008	2007	2006
Currently payable tax
Federal	$7,971	$9,767	$11,611
State	(1,311)	—	—
Deferred tax (benefit) provison	(1,861)	(1,269)	(1,701)
Total	$4,799	$8,498	$9,910

A reconciliation between taxes computed at the statutory federal income tax rate and the consolidated effective tax rates follows:

	2008	2007	2006
Statutory federal income tax rate	35.0%	35.0%	35.0%
Decrease in taxes resulting from:
Tax-exempt income	(2.7)%	(1.3)%	(1.1)%
State income taxes, net of federal tax benefit	(3.4)%	(1.1)%	(1.3)%
Dividends on ESOP shares	(5.2)%	(4.1)%	(2.7)%
Other items, net	(1.5)%	(1.9)%	(1.8)%
Effective tax rate	22.2%	26.6%	28.1%

The temporary differences which created deferred tax assets and liabilities at December 31 are summarized below:

	2008	2007
Deferred tax assets
Allowance for loan losses	$6,192	$3,585
Deferred compensation	2,139	3,230
Unrealized loss on securities available for sale	604	674
Nonaccrual loan interest income	515	33
SFAS 158 adjustment	254	260
State net operating loss	2,053	1,474
Impairment of FHLMC preferred stock	—	152
Other	707	933
Total deferred tax assets	12,464	10,341
Deferred tax liabilities
Depreciation	799	468
Federal Home Loan Bank stock dividends	611	611
Deposit base intangible	266	252
Qualified prepaid expenses	323	330
Total deferred tax liabilities	1,999	1,661
Net deferred tax assets	$10,465	$8,680

Net deferred tax assets are included in accrued interest and other assets. No valuation allowance was considered necessary for net deferred tax assets. At December 31, 2008, the Company had a net operating loss carryforward for state tax purposes totaling approximately $43,300, which expire at various dates beginning in 2018.

The Company files income tax returns in the U.S. federal jurisdiction and in Illinois. The Company is no longer subject to examination by the U.S. federal tax authorities and by Illinois tax authorities for years prior to 2004.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company was not required to recognize any additional liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007
Balance at January 1	$1,500	$1,030
Adjustments based on tax positions	229	470
Reductions of prior year tax positions	(1,729)	—
Balance at December 31	$—	$1,500

During the third quarter of 2008, a new State of Illinois tax law was passed which provided clarification on an uncertain tax position previously adopted by the Company. As a result, the Company determined that the FIN 48 reserve on the uncertain tax position was no longer necessary and $1,311 of unrecognized tax positions was reversed. The amount of unrecognized tax benefits as of December 31, 2007 was $1,082. The total amount of interest and penalties recorded in the income statement for the year ended December 31, 2008 and 2007 was not material. The amount accrued for interest and penalties at December 31, 2007 was $305.

Note 7 - Benefit Plans

During 2007, the Bank established the West Suburban Bank 401(k) Profit Sharing Plan (the “401(k) Plan”), which is anticipated to serve as the Company’s principal retirement plan. The 401(k) Plan was established to address the limited availability of West Suburban common stock for acquisition by the ESOP and to offer participants an avenue to diversify their retirement savings. The Company made contributions to the 401(k) Plan totaling $1,623 and $1,454 during 2008 and 2007, respectively.

The ESOP provides incentives to employees by granting participants an interest in West Suburban common stock, which represents the ESOP’s primary investment. An individual account is established for each participant, and the benefits payable upon retirement, termination, disability or death are based upon service, the amount of the employer’s contributions and any income, expenses, gains and losses and forfeitures allocated to the participant’s account. Contributions, which are determined by the board of directors of the Bank, are paid by the Bank and totaled $2,062 in 2006. The Bank did not make a contribution to the ESOP in 2008 or 2007.

At December 31, 2008 and 2007, the ESOP held 90,270 and 86,617 shares of West Suburban common stock, respectively, that were allocated to ESOP participants. Upon termination of their employment, participants who elect to receive their benefit distributions in the form of West Suburban common stock may require the Company to purchase the common stock distributed at fair value during two 60-day periods. The first purchase period begins on the date the benefit is distributed and the second purchase period begins on the first anniversary of the distribution date. This contingent repurchase obligation is reflected in the Company’s financial statements as “Common stock in ESOP subject to contingent repurchase obligation” and reduces shareholders’ equity by an amount that represents the independently appraised fair value of all West Suburban common stock held by the ESOP and allocated to participants, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require the Company to purchase the shares.

During 2008 and 2007, the ESOP distributed $1,483 and $814, respectively, in cash representing the interests of participants. In addition, the ESOP distributed 192 shares in 2008 and 194 shares in 2007 of West Suburban common stock.

The Company maintains deferred compensation arrangements with certain former and current executive officers. The deferred compensation expense was $165, $165 and $190 for the years ended December 31, 2008, 2007 and 2006, respectively. Executive officers can elect to defer the payment of a percentage of their salaries and cash bonuses and members of the board of directors can elect to defer the payment of their directors’ fees. In addition, the Company makes annual contributions for the benefit of current participants ($25 for certain senior executive officers and $5 for other executive officers) in the Company’s deferred compensation arrangements. As of December 31, 2008, 13 current executive officers participated in the deferred compensation plan.

The total accumulated liability for all deferred compensation arrangements was $5,381 and $8,124 at December 31, 2008 and 2007, respectively. These amounts are included in accrued interest and other liabilities in the consolidated balance sheets.

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

Information about changes during 2008 and 2007 in obligations of the postretirement benefit plan follows:

	2008	2007
Change in benefit obligation:
Beginning benefit obligation	$885	$651
Service cost	37	26
Interest cost	52	38
Actuarial loss	28	189
Benefits paid	(22)	(19)
Ending benefit obligation	980	885

Change in plan assets, at fair value:
Beginning plan assets	—	—
Employer contributions	22	19
Benefits paid	(22)	(19)
Ending plan assets	—	—

Funded (unfunded) status at December 31	$(980)	$(885)

Amounts recognized in accumulated other comprehensive loss at December 31 consist of:

	2008	2007
Net actuarial loss	$387	$380
Prior service cost	252	274
Total	$639	$654

The accumulated benefit obligation was $980 and $885 at December 31, 2008 and 2007, respectively.

Net postretirement benefit costs included the following components:

	2008	2007	2006
Service cost	$37	$26	$26
Interest cost	52	38	30
Amortization of unrecognized prior service cost	21	21	21
Amortization of net loss	21	10	4
Net periodic postretirement benefit cost	131	95	81

Net loss	28	189	200
Prior service cost	—	—	295
Amortization of net gain	(21)	(9)	—
Amortization of prior service cost	(21)	(21)	—
Total recognized in other comprehensive (income) loss	(14)	159	495
Postretirement benefit cost and other comprehensive loss	$117	$254	$576

The estimated net loss and prior service costs for the defined postretirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $27 and $21, respectively.

The discount rate used to determine net periodic benefit costs and benefit obligations in 2008 and 2007 was 6.25% and 6.00%, respectively.

For measurement purposes, a 10% annual rate of increase in the per capita premium cost of covered health care benefits was assumed for 2009, with rates reducing .5% per annum to an ultimate rate of 5% in 2017. Dental benefits were assumed to increase 7% for 2009 with rates reducing .5% per annum to an ultimate rate of 5% in 2012.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest cost	$16	$(13)
Effect on accumulated postretirement benefit obligation	165	(137)

The Company expects to contribute amounts in 2009 to satisfy its obligations. The following benefit payments, which reflect expected future service, are expected for the years indicated:

2009	$19
2010	20
2011	22
2012	15
2013	23
Following 5 Years	236

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

A summary of the contractual exposure to off-balance-sheet risk as of December 31 follows:

	2008			2007
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Commercial loans and lines of credit	$4,940	$224,216	$229,156	$1,274	$228,725	$229,999
Check credit lines of credit	1,033	—	1,033	1,077	—	1,077
Mortgage loans	6,712	—	6,712	7,802	884	8,686
Home equity lines of credit	—	174,739	174,739	—	180,918	180,918
Letters of credit	—	22,795	22,795	—	17,663	17,663
Credit card lines of credit	—	40,267	40,267	—	40,528	40,528
Total	$12,685	$462,017	$474,702	$10,153	$468,718	$478,871

Fixed rate commercial loan commitments at December 31, 2008 generally had interest rates ranging from 4.97% to 7.25% with remaining terms ranging from 1 month to 5 years. Fixed rate mortgage loan commitments at December 31, 2008 generally had interest rates ranging from 5.00% to 5.375% with terms ranging from 10 to 30 years. Fixed rate check credit lines of credit had an interest rate of 18.00% as of December 31, 2008.

Note 9 - Fair Value of Financial Instruments

SFAS 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

Level 1:       Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:       Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:       Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

A discounted cash flow approach is utilized by management to determine the fair value of the pooled trust preferred securities. Information such as historical and current performance of the underlying collateral, deferral/default rates, collateral coverage ratios, break in yield calculations, cash flow projections, liquidity and credit premiums required by a market participant, and financial trend analysis with respect to the individual issuing financial institutions and insurance companies, are utilized in determining individual security valuations. Due to current market conditions as well as, the limited trading activity of these securities, the market value of the securities is highly sensitive to assumption changes and market volatility. The overall discount rate and liquidity premiums utilized were highly dependent upon the credit quality of the collateral, the relative position of the tranche in the capital structure of the trust preferred security and the prepayment assumptions.

The following assets and liabilities were measured at fair value on a recurring basis:

		Fair Value Measurements at December 31, 2008 Using
	December 31, 2008	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available for sale securities	$225,814	$222,351	$3,463

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Securities Available For Sale
Beginning balance, January 1, 2008	$—
Transfers into Level 3	5,835
Increase in unrealized loss	(2,393)
Included in earnings
Interest income on securities	21
Included in other comprehensive income	—
Ending balance, December 31, 2008	$3,463

No changes in unrealized gains or losses were recorded through earnings for the year ended December 31, 2008.

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, 2008 Using
	December 31, 2008	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Impaired loans	$7,352	$—	$7,352

Impaired loans are evaluated and valued at the lower of cost or fair value at the time the loan is identified as impaired. Fair value is measured based on the value of the collateral securing these loans and is classified at Level 3 in the fair value hierarchy. Collateral may include real estate and business assets, including equipment, inventory and accounts receivable, and is determined based on appraisals by qualified licensed appraisers retained by the Company. Appraised and reported values may be discounted based on management’s historical knowledge, changes in market conditions from the time of valuation, and/or management’s expertise and knowledge of the client and client’s business. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the factors identified above.

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $9,036 at December 31, 2008. The valuation allowance on impaired loans was $1,684 as of December 31, 2008. The valuation allowance made for impaired loans during 2008 was $1,263.

Carrying values and estimated fair values of the Company’s financial instruments as of December 31 is set forth in the table below:

	2008		2007
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$55,474	$55,474	$33,183	$33,183
Securities
Available for sale	225,814	225,814	459,405	459,405
Held to maturity	240,234	244,928	24,076	23,953
Federal Home Loan Bank stock	6,144	N/A	5,258	N/A
Loans, less allowance for loan losses	1,233,595	1,218,633	1,226,571	1,242,746
Accrued interest	6,136	6,136	7,793	7,793

Financial liabilities
Deposits	1,591,565	1,606,865	1,637,714	1,642,377
Federal funds purchased	55,000	55,000	—	—
Accrued interest	5,007	5,007	6,066	6,066

Estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits and variable rate loans or deposits that reprice frequently and fully are each based on carrying value. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to estimated life and credit. Fair value of debt is based on current rates for similar financing. It was not practical to determine the fair value of FHLB stock due to the restrictions placed on its transferability. The fair value of off-balance-sheet items is not considered material.

Note 10 - Related Party Transactions

Certain executive officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, are customers of the Bank and received loans from the Bank totaling $9,730 and $21,316 at December 31, 2008 and 2007, respectively. During 2008, $8,215 in new loans and $8,768 in principal payments were made. An additional $11,033 decline in the related party loan balances relates to the resignation of a director of the Bank during 2008. Related parties maintained deposits at the Bank totaling $49,261 and $51,442 at December 31, 2008 and 2007, respectively.

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

Regulations require the Company and the Bank to maintain minimum capital amounts and ratios (set forth in the following table). Management believes that as of December 31, 2008, the Company and the Bank exceeded all capital adequacy requirements.

Management’s present policy is to limit dividends from the Bank so that the Bank qualifies as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991. This policy minimizes the amount of Federal Deposit Insurance Corporation (“FDIC”) insurance premiums paid by the Bank and provides capital to fund growth. As of December 31, 2008, the Bank could pay, in the aggregate, dividends of approximately $15,100 to West Suburban while remaining a “well-capitalized” institution. Dividends from the Bank are West Suburban’s primary source of cash flow.

As of December 31, 2008 and 2007, the most recent notifications from the FDIC categorized the Bank as “well- capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized”, the Bank must maintain minimum ratios for total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets as set forth in the following table. There are no conditions or events since that notification that management believes would result in a change of the category.

The capital amounts and ratios of the Company and the Bank for purposes of the prompt corrective action framework are presented in the table below:

	Actual		Minimum For Capital Adequacy Purposes		Minumum To Be Well- Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008
Total capital (to risk weighted assets)
Company	$177,062	12.1%	$117,232	8.0%	N/A	N/A
Bank	161,575	11.0%	117,136	8.0%	146,421	10.0%
Tier 1 capital (to risk weighted assets)
Company	161,484	11.0%	58,616	4.0%	N/A	N/A
Bank	145,997	10.0%	58,568	4.0%	87,852	6.0%
Tier 1 capital (to average assets)
Company	161,484	8.7%	74,317	4.0%	N/A	N/A
Bank	145,997	7.9%	74,065	4.0%	92,581	5.0%

As of December 31, 2007
Total capital (to risk weighted assets)
Company	$171,440	11.7%	$117,473	8.0%	N/A	N/A
Bank	150,495	10.3%	117,330	8.0%	146,663	10.0%
Tier 1 capital (to risk weighted assets)
Company	162,170	11.0%	58,736	4.0%	N/A	N/A
Bank	141,225	9.6%	58,665	4.0%	87,998	6.0%
Tier 1 capital (to average assets)
Company	162,170	8.8%	73,848	4.0%	N/A	N/A
Bank	141,225	7.7%	73,688	4.0%	92,109	5.0%

The appraised fair value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Note 12 - Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

	2008	2007	2006
Net unrealized holding gain on available for sale securities	$277	$6,968	$4,862
Reclassification adjustments for (gains) and losses later recognized in income	(101)	387	(85)
Tax effect	(70)	(2,923)	(1,899)
Net unrealized gain on available for sale securities	106	4,432	2,878

Change in postretirement obligation, gain (loss)	15	(159)	—
Tax effect	(6)	63	—
Net change in postretirement obligation, gain (loss)	9	(96)	—
Other comprehensive income	$115	$4,336	$2,878

Note 13 - Condensed Financial Information - Parent Only

Condensed Balance Sheets
December 31, 2008 and 2007

	2008	2007
Assets
Cash	$14,977	$17,632
Securities available for sale (amortized cost of $0 in 2008 and $2,948 in 2007)	—	2,912
Securities held to maturity (fair value of $4,427 in 2008 and $4,510 in 2007)	4,703	4,564
Investment in subsidiary	144,822	139,956
Other assets	985	1,029
Total assets	$165,487	$166,093

Liabilities and shareholders’ equity
Dividends payable	$4,325	$4,325
Other liabilities	263	300

Common stock in ESOP subject to contingent repurchase obligation	46,670	56,907

Shareholders’ equity	114,229	104,561
Total liabilities and shareholders’ equity	$165,487	$166,093

Condensed Statements of Income
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Income
Dividends from subsidiary	$11,761	$20,558	$20,755
Interest income
Deposits	242	513	573
Securities	279	291	291
Net realized gains on securities transactions	16	—	—
Other	13	—	56
Total income	12,311	21,362	21,675

Expense
Other	659	417	382
Total expense	659	417	382
Income before income taxes	11,652	20,945	21,293
Income tax (benefit) expense	(190)	14	120
Income before equity in undistributed net income of subsidiary	11,842	20,931	21,173
Equity in undistributed net income of subsidiary	4,974	2,482	4,178
Net income	$16,816	$23,413	$25,351

Condensed Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Cash flows from operating activities
Net income	$16,816	$23,413	$25,351
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income tax (benefit) provision	(7)	7	8
Equity in undistributed net income of subsidiary	(4,974)	(2,482)	(4,178)
Net discount accretion of securities	(131)	(121)	(121)
Net realized gains on securities transactions	(16)	—	—
Decrease (increase) in other assets	37	(69)	(42)
(Decrease) increase in other liabilities	(37)	41	49
Net cash provided by operating activities	11,688	20,789	21,067
Cash flows from investing activities
Securities available for sale
Sales	2,472	—	—
Maturities and calls	485	—	—
Net cash provided by investing activities	2,957	—	—
Cash flows from financing activities
Cash dividends paid	(17,300)	(21,625)	(21,625)
Net cash used in financing activities	(17,300)	(21,625)	(21,625)
Net decrease in cash	(2,655)	(836)	(558)
Beginning cash	17,632	18,468	19,026
Ending cash	$14,977	$17,632	$18,468

Note 14 - Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited income, expense and per share data on a quarterly basis for the three-month periods indicated:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year Ended December 31, 2008
Interest income	$22,534	$23,785	$23,876	$24,865
Interest expense	7,567	7,951	8,331	10,123
Net interest income	14,967	15,834	15,545	14,742
Provision for loan losses	3,250	4,060	2,200	850
Net interest income after provision for loan losses	11,717	11,774	13,345	13,892
Noninterest income	5,854	7,076	7,312	8,428
Noninterest expense	13,848	14,301	15,133	14,501
Income before income taxes	3,723	4,549	5,524	7,819
Income tax expense	1,308	72	1,277	2,142
Net income	$2,415	$4,477	$4,247	$5,677
Earnings per share	$5.58	$10.35	$9.82	$13.13

Year Ended December 31, 2007
Interest income	$26,048	$27,647	$27,673	$27,094
Interest expense	11,661	12,304	12,160	12,081
Net interest income	14,387	15,343	15,513	15,013
Provision for loan losses	275	100	—	—
Net interest income after provision for loan losses	14,112	15,243	15,513	15,013
Noninterest income	6,846	7,075	6,814	6,329
Noninterest expense	14,547	13,799	13,769	12,919
Income before income taxes	6,411	8,519	8,558	8,423
Income tax expense	1,480	2,444	2,506	2,068
Net income	$4,931	$6,075	$6,052	$6,355
Earnings per share	$11.40	$14.04	$14.00	$14.69

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

The Securities and Exchange Commission requires that West Suburban include a line-graph presentation comparing cumulative, five-year shareholder returns on an indexed basis with the Standard & Poor’s 500 Stock Index (“S&P 500”) and either a nationally recognized industry standard or an index of peer companies selected by West Suburban. The Board of Directors has elected to compare an investment in its stock to a peer group index rather than a published industry index because it believes the peer group index includes companies whose businesses are more similar to that of the Company than any published index. The “old peer group” index is comprised of the following companies selected by West Suburban (based on their similarity in size, loan portfolios and business markets): 1st Source Corporation; AMCORE Financial Inc.; Corus Bankshares Inc.; MB Financial Inc.; Midwest Banc Holdings Inc.; Old Second Bancorp, Inc.; PrivateBancorp, Inc.; and Wintrust Financial Corporation. The “new peer group” index is intended to reflect a broader group of comparable companies as of a current date. The “new peer group” index is comprised of the following companies selected by West Suburban (based on their similarity in size, loan portfolios and business markets): 1st Source Corporation; AMCORE Financial Inc.; Corus Bankshares Inc.; MB Financial Inc.; Midwest Banc Holdings Inc.; Old Second Bancorp, Inc.; PrivateBancorp, Inc.; Taylor Capital Group, Inc.; and Wintrust Financial Corporation.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among West Suburban Bancorp, Inc., The S&P 500 Index,
An Old Peer Group And A New Peer Group

*$100 invested on 12/31/03 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2009 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

The following table sets forth the dollar amounts of the annual Total Returns (as defined below) for the Company, the S&P 500, the “old peer group” and the “new peer group”, which are plotted on the line graph on the previous page. “Total Return” means the sum of dividends received, assuming dividend reinvestment, and the increase (or decrease) in the share price at the end of the period compared to the beginning of the period, divided by the share price at the beginning of the period.

	Total Return Based on Initial Investment of $100.00
	2003	2004	2005	2006	2007	2008
The Company	$100.00	$108.54	$115.92	$132.23	$131.32	$108.18
S&P 500	$100.00	$110.88	$116.33	$134.70	$142.10	$89.53
Old Peer Group	$100.00	$128.96	$131.08	$134.15	$92.78	$61.11
New Peer Group	$100.00	$129.31	$132.41	$134.62	$92.19	$59.24

The Total Returns of the companies included in the above peer groups have been assigned various weights based on their relative market capitalizations.

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)

The following information should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report.

	Years Ended December 31,
	2008	2007	2006	2005	2004
Selected operating data
Interest income	$95,060	$108,462	$105,736	$89,389	$79,326
Interest expense	33,972	48,206	45,334	30,269	21,839
Net interest income	61,088	60,256	60,402	59,120	57,487
Provision for loan losses	10,360	375	150	1,375	200
Net interest income after provision for loan losses	50,728	59,881	60,252	57,745	57,287
Noninterest income (1)	28,670	27,064	22,865	23,571	18,407
Noninterest expense	57,783	55,034	47,856	45,507	43,107
Income before income taxes	21,615	31,911	35,261	35,809	32,587
Income tax expense	4,799	8,498	9,910	10,323	8,929
Net income	$16,816	$23,413	$25,351	$25,486	$23,658

Per share data
Earnings	$38.88	$54.13	$58.62	$58.93	$54.82
Cash dividends declared	40.00	50.00	50.00	50.00	50.00
Book value (2)	372.03	373.34	359.18	344.60	347.87

Selected balances, end of year
Securities	$472,192	$488,739	$503,201	$536,362	$558,883
Loans, less allowance for loan losses	1,233,595	1,226,571	1,153,885	1,091,747	1,046,125
Total assets	1,867,558	1,851,357	1,876,643	1,827,191	1,748,049
Deposits	1,591,565	1,637,714	1,677,844	1,639,666	1,569,742
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (2)	160,899	161,468	155,344	149,038	150,454

Ratios
Return on average total assets	0.90%	1.26%	1.38%	1.43%	1.36%
Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (2)	10.40%	14.83%	16.83%	17.05%	15.58%
Cash dividends declared to net income	102.88%	92.36%	85.30%	84.85%	91.41%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (2)	8.67%	8.49%	8.18%	8.40%	8.73%
Net interest margin (3)	3.58%	3.50%	3.54%	3.59%	3.60%

(1)

Noninterest income includes gains (losses) on sales on securities of $101 in 2008, ($6) in 2007, $85 in 2006, $206 in 2005 and ($2,004) in 2004. Noninterest income for 2007 includes the impairment of FHLMC stock of ($381).

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

The following table presents a reconciliation of certain non-GAAP performance measures and ratios used by the Company to the most directly comparable GAAP financial measures for the years ended December 31:

	2008	2007	2006	2005	2004
Shareholders’ equity (GAAP)	$114,229	$104,561	$95,335	$94,660	$96,495
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP)	160,899	161,468	155,344	149,038	150,454
Book Value Per Share (GAAP) (1)	264.12	241.76	220.43	218.87	223.60
Book Value Per Share (non-GAAP) (2)	372.03	373.34	359.18	344.60	347.87
Return on average shareholders’ equity (GAAP) (3)	16.01%	24.04%	27.05%	26.62%	23.64%
Return on average shareholders’equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP) (4)	10.40%	14.83%	16.83%	17.05%	15.58%
Average shareholders’ equity to average total assets (GAAP) (5)	5.63%	5.24%	5.09%	5.38%	5.75%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (non-GAAP) (6)	8.67%	8.49%	8.18%	8.40%	8.73%

(1)	Book Value Per Share (GAAP) equals shareholders’ equity divided by the number of outstanding shares.
(2)	Book Value Per Share (non-GAAP) equals shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.
(3)	Return on average shareholders’ equity (GAAP) equals net income divided by average shareholders’ equity.
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

	Years Ended December 31,
	2008			2007			2006
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Federal funds sold	$7,898	$198	2.5%	$58,267	$3,061	5.3%	$58,208	$2,932	5.0%
Securities
Taxable	465,555	21,109	4.5%	467,953	19,192	4.1%	503,161	19,222	3.8%
Exempt from federal income tax (1)	30,428	1,809	5.9%	27,789	1,725	6.2%	25,684	1,600	6.2%
Total securities (1)	495,983	22,918	4.6%	495,742	20,917	4.2%	528,845	20,822	3.9%
Loans (1)(2)	1,231,226	72,916	5.9%	1,185,439	85,181	7.2%	1,136,102	82,574	7.3%
Total interest-earning assets (1)(2)	1,735,107	96,032	5.5%	1,739,448	109,159	6.3%	1,723,155	106,328	6.2%
Cash and due from banks	34,877			38,444			40,142
Premises and equipment, net	43,827			42,074			40,124
Other real estate	997			627			550
Allowance for loan losses	(11,505)			(9,985)			(10,721)
Accrued interest and other assets (2)	61,977			49,648			47,808
Total assets	$1,865,280			$1,860,256			$1,841,058
Liabilities and shareholders’ equity
Interest-bearing deposits
NOW	$307,033	1,347	0.4%	$306,680	2,881	0.9%	$315,209	2,873	0.9%
Money market checking	326,367	8,021	2.5%	290,610	12,415	4.3%	254,492	10,642	4.2%
Savings	334,266	2,627	0.8%	359,173	6,347	1.8%	398,013	8,920	2.2%
Time deposits
Less than $100,000	368,943	15,282	4.1%	393,708	18,516	4.7%	381,062	16,005	4.2%
$100,000 and greater	146,492	6,031	4.1%	164,785	8,044	4.9%	154,178	6,863	4.5%
Total interest-bearing deposits	1,483,101	33,308	2.2%	1,514,956	48,203	3.2%	1,502,954	45,303	3.0%
Other interest-bearing liabilities	32,375	664	2.1%	65	3	4.6%	738	31	4.2%
Total interest-bearing liabilities	1,515,476	33,972	2.2%	1,515,021	48,206	3.2%	1,503,692	45,334	3.0%
Demand-noninterest-bearing deposits	138,106			145,314			152,423
Accrued interest and other liabilities	50,035			42,001			34,315
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (3)	161,663			157,920			150,628
Total liabilities and shareholders’ equity	$1,865,280			$1,860,256			$1,841,058
Net interest income		$62,060			$60,953			$60,994
Interest rate spread			3.3%			3.1%			3.2%
Net interest margin (1)			3.6%			3.5%			3.5%

(1)	Interest income, net interest margin and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35%.
(2)	The average balances of nonaccrual loans are included in accrued interest and other assets.
(3)

See Note 7 to the Company’s consolidated financial statements and “Non-GAAP Financial Measures.” This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company’s financial condition as of December 31, 2008 and 2007, and the results of operations for each of the three years in the period ended December 31, 2008. This discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report. The financial information provided below is rounded in order to simplify the presentation of management’s discussion and analysis. However, the ratios and percentages provided below are calculated using the more detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

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

In management’s view, the accounting policies that are critical to the Company are those relating to estimates, assumptions and judgments regarding the determination of the adequacy of the allowance for loan losses, the Company’s federal and state tax obligations and the determination of the fair value of certain of the Company’s investment securities.

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

Temporary Decline in Fair Value of Securities. The Company evaluates its securities for other-than-temporary impairment under FSP SFAS 115-1 or EITF 99-20. FSP SFAS 115-1 applies to debt securities within the scope of SFAS 115, as well as equity securities not accounted for under the equity method (i.e., cost method investments), unless the investments are subject to other accounting guidance, such as EITF 99-20. Investments in securitized structures such as collateralized mortgage obligations and collateralized debt obligations that are not high quality investment grade securities upon acquisition are subject to EITF 99-20. High quality investment grade securities are defined as securities with an investment grade of “AA” or higher.

In accordance with FSP SFAS 115-1, declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. Management evaluates all debt securities, except for trust preferred securities, to determine if management has the intent and ability to hold the securities until their maturity date and no concerns exist with the respect to the ability of the issuer to satisfy its obligations at maturity.

Management evaluates pooled trust preferred securities in accordance with EITF 99-20, which requires the evaluation of the expected cash flows to determine whether there has been an adverse change in the expected cash flows. Additionally, the Company monitors investment grades on the pooled trust preferred securities to determine whether there has been an adverse change in the investment grades and performs an analysis of the underlying collateral to determine a break in yield point. Any adverse changes in expected cash flows that are other-than-temporary are reflected as realized losses.

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

The following table presents the Company’s significant fixed and determinable contractual obligations and significant commitments by payment date as of December 31, 2008 (dollars in thousands). The payment amounts represent those amounts contractually due to the recipient and do not include any carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced Note to the Company’s Consolidated Financial Statements included in this annual report.

	Note Reference	One Year or Less	Over One Year to Three Years	Over Three Years to Five Years	Over Five Years	Total
Deposits without a stated maturity	5	$1,085,812	$—	$—	$—	$1,085,812
Time deposits	5	291,178	127,577	86,751	247	505,753
Prepaid solutions cards		37,964	—	—	—	37,964
Operating Leases	4	717	1,039	543	558	2,857
Commitments to extend credit
Fixed rate	8					12,685
Variable rate	8					462,017

Balance Sheet Analysis

Total Assets. Total consolidated assets at December 31, 2008 increased .9% from the prior year-end. This increase was primarily due to increases in cash and cash equivalents and the loan portfolio partially offset by decreases in the securities portfolio. Total average assets in 2008 increased .3% from the prior year primarily due to an increase in average loans outstanding.

Cash and Cash Equivalents. Cash and cash equivalents at December 31, 2008 increased 67.2% from the prior year-end primarily due to an increase in federal funds sold. Although rates paid on federal funds sold are currently at historically low levels, the Company believes that it is prudent to maintain a higher level of liquidity with the current state of the economy.

Securities. The Company’s securities portfolio decreased 3.4% at December 31, 2008 from the prior year-end. This decrease was primarily due to maturities, calls and sales of securities issued by U.S. government sponsored entities along with maturities and sales of corporate securities. This decrease was partially offset by purchases of mortgage-backed securities. The Company manages its investment portfolio to maximize the return on invested funds within acceptable risk guidelines, to meet pledging and liquidity requirements, and to adjust balance sheet interest rate sensitivity in an effort to insulate net interest income against the impact of interest rate changes. During 2008, the Company purchased approximately $262.6 million in securities and designated approximately $240.4 million of the securities as held to maturity. The purchases significantly increased the percentage of securities classified as held to maturity. The majority of new securities purchased consisted of amortizing mortgage-backed securities issued by U.S. government agencies. Classifying the new purchases as held to maturity reflects the Company’s then current investment intent and allows the Company to maintain a steady level of cash flows and limit the effect of fluctuations in market prices of these securities. The Company will continue to monitor its level of available for sale and held to maturity securities and will classify new securities purchased in the appropriate category at the time of purchase.

Securities available for sale are carried at fair value, while securities held to maturity and Federal Home Loan Bank stock are carried at historical cost. Security portfolio gross unrealized gains of $9.9 million were offset by gross unrealized losses of $6.7 million as of December 31, 2008, as compared with gross unrealized gains of $1.9 million and gross unrealized losses of $3.7 million as of December 31, 2007.

Fair values for municipal securities are generally determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Characteristics utilized by matrix pricing include insurer, credit support, state of issuance, and bond rating. These factors are used to incorporate additional spreads and municipal curves. A separate curve structure is used for bank-qualified municipal bonds. This structure is different than the approach used for general market municipals. For the bank-qualified municipal bonds, active quotes are obtained when available.

Fair values for U.S. government sponsored entity issued securities are determined using a combination of daily closing prices, evaluations, income data, security master (descriptive) data, and terms and conditions data. Additional data used to compute the fair value of U.S. government sponsored entity issued mortgage-backed pass-through securities (FHLMC, FNMA, and GNMA pools) includes daily composite seasoned, pool-specific, and generic coupon evaluations, and factors and descriptive data for individual pass-through pools. Additional data used to compute the fair value of U.S. government sponsored entity issued collateralized mortgage obligations include daily evaluations and descriptive data.

Our pooled trust preferred securities were priced using significant unobservable inputs. These securities were historically priced using Level 2 inputs and the decline in the level of observable inputs and market activity in this class of investments by the measurement date has been significant and resulted in unreliable external pricing. Broker pricing and bid/ask spreads, when available, vary widely. The once active market has become comparatively inactive. As such, these investments are now priced using Level 3 inputs.

A discounted cash flow approach is used to calculate the Level 3 fair values for trust preferred securities. The approach has a two step process to calculate the fair value. The first step is to evaluate the credit quality of the collateral and the deal structure. The process produces expected cash flows that have been adjusted for expected credit events based upon a credit component of the discount rate. The expected cash flows are then further discounted for liquidity premium to produce a discounted cash flow valuation.

To test the fair values calculated by the discounted cash flow approach, management analyzed the effective discount rate implied by the process. The test assumes an effective discount rate using targeted prepayment/maturity dates of 10, 20 and 30 years from the original issue date. Each calculation uses the contractual cash flows and was performed through Bloomberg YA screen. The discount rate is all-inclusive since it includes the risk free rate, a credit component and a spread for liquidity. Management then reviewed the effective discount rate for reasonableness. The effective discount rates range from 18% to 28% over a 10 year time horizon to 8% to 21% over a 30 year time horizon.

Loans. Total loans outstanding at December 31, 2008 increased 1.1% from the prior year-end primarily due to growth in the residential and commercial real estate and commercial loan portfolios. The growth in the residential real estate loan portfolio was primarily due to increases in originations of fixed rate loans. The commercial real estate loan portfolio increased primarily due to the addition of several large relationships. Outstanding balances in the commercial loan portfolio increased as customers used a portion of their available lines of credit. These increases were partially offset by decreases in the construction and home equity loan portfolios. The construction loan portfolio decreased primarily due to normal portfolio runoff, as well as builders displaying market discipline by not adding to their present inventory. Additionally, the completion of land development projects, as well as a significant slowdown in new activity in the construction loan portfolio also contributed to the decrease. The decrease in the home equity loan portfolio was primarily due to payoffs as a result of refinancing activity, as well as reduced home equity originations. Although the Company makes loans primarily to customers throughout the western suburbs of Chicago, the Company maintains two large lending relationships aggregating $20.6 million outside of this market area, specifically in Arizona and Florida.

Allowance for Loan Losses and Asset Quality. The ratio of the allowance for loan losses to total loans outstanding was 1.25% and .75% at December 31, 2008 and 2007, respectively. The following table is an analysis of the Company’s nonperforming loans and other real estate at December 31 (dollars in thousands):

	2008	2007	2006
Loans past due 90 days or more still on accrual	$1,705	$480	$319
Nonaccrual loans	23,569	2,297	1,131
Total nonperforming loans	$25,274	$2,777	$1,450
Nonperforming loans as a percent of total loans	2.02%	0.22%	0.12%
Allowance for loan losses as a percent of nonperforming loans	62%	334%	734%
Other real estate	$4,658	$824	$351
Nonperforming assets as a percent of total assets	1.60%	0.19%	0.10%

Net loan charge-offs were $4.1 million and $1.8 million in 2008 and 2007, respectively. The increase was primarily due to the charge-offs of two fully reserved commercial credits. Nonperforming loans (nonaccrual and loans past due 90 days or more still on accrual) increased to $25.3 million at December 31, 2008 from $2.8 million at December 31, 2007. Nonaccrual loans increased to $23.6 million at December 31, 2008 from $2.3 million at December 31, 2007 as a result of additions of five large loan relationships to nonaccrual status. The Company’s loans past due 90 days or more still on accrual increased to $1.7 million at December 31, 2008 from $.5 million at December 31, 2007. The increase was primarily due to seven residential real estate loans totaling approximately $1.0 million becoming 90 days or more past due during the fourth quarter of 2008. These loans are well secured and in the process of collection.

The provision for loan losses increased $10.0 million in 2008. The Company determined that additional loan loss provisions were necessary due to the increased levels of charge-offs and nonperforming loans, an increase in loan loss reserves allocated to specific impaired loans and downward trends in the national and local economies.

Approximately $1.7 million, or 10.9%, of the $15.6 million allowance for loan losses at December 31, 2008, relates to loans specifically reserved. This compares to a specific reserve of $.1 million, or 4.6%, of the total allowance for loan losses at December 31, 2007. The increase in the percent of the portfolio from specific reserves is attributable to a higher overall balance of impaired loans at December 31, 2008, as compared to 2007, decreases in value assigned to collateral, especially for construction loans. The general reserve as a percent of overall loans, net of unearned discount, was 1.11% at December 31, 2008, as compared to .72% at December 31, 2007. The increase in the general reserve as a percent of loans, net of unearned discount, is due to actual historical losses, management’s review of internal classified loans, management’s expectation of overall economic conditions in the areas in which the Company operates and management’s expected losses with the overall level of real estate loans within the Company’s portfolio.

Bank-Owned Life Insurance (“BOLI”). The carrying value of BOLI decreased to $35.4 million at December 31, 2008 from $37.3 million at December 31, 2007. This decrease was due to a decline in the market value of the underlying investments associated with the insurance policies that are tied to the deferred compensation plan. The decline was a direct result of the market conditions that existed during the year. The underlying investments consist of mutual funds and the investment decisions are made by the participants in the deferred compensation plan. This decrease was partially offset by BOLI purchases of $.3 million.

Other Real Estate. During 2008, the Company acquired properties with an aggregate carrying value of $4.4 million. Of this amount, $3.2 million was transferred to other real estate during December 2008 and consisted of three construction properties. During 2008, the Company sold properties with an aggregate carrying value of $.5 million. On a monthly basis, the Company evaluates the carrying value of all other real estate properties and takes write-downs on other real estate properties as necessary. During 2008, the write-downs, which totaled $.1 million, related to an existing other real estate property and were attributed to the lack of marketability.

Deposits. Total deposits at December 31, 2008 decreased 2.8% from the prior year-end primarily due to decreases in short-term time deposits. Additionally, the Company experienced decreased balances for all other deposit components with the exception of money market checking. Management believes that in the current interest rate environment some customers have migrated from non-liquid time deposits to more liquid deposit products such as money market checking. In general, management promotes the Company’s deposit products when it believes appropriate and prices the Company’s products in a manner intended to retain the Company’s current customers, as well as attract new customers while maintaining an acceptable net interest margin.

Federal Funds Purchased. Federal funds purchased at December 31, 2008 increased $55.0 million from the prior year-end as the result of a purchase by the Company of 90 day term funds that remained outstanding as of year-end. The interest rates offered by the Federal Reserve were more attractive than the interest rates available from alternative funding sources.

Prepaid Solutions Cards. Outstanding balances on prepaid solutions cards at December 31, 2008 increased 54.0% from the prior year-end. This increase was primarily due to growth in four existing programs, including payroll and phone gift cards.

Capital Resources

Shareholders’ equity at December 31, 2008 increased 9.2% from December 31, 2007, as a result of $16.8 million of net income, and increases resulting from changes of $10.2 million in the amount reclassified on ESOP shares and $.1 million in accumulated other comprehensive loss, which amounts were reduced by regular dividends declared of $17.3 million. The Company eliminated the special dividend in 2008, in an effort to continue to maintain its strong capital levels. In addition, the Company has applied for, but has not yet decided to participate in, the U.S. Treasury’s Capital Purchase Program. If the Company elects to participate in the program, the Company will become subject to significant additional capital restrictions, including limitations on increases in dividends and a prohibition against certain stock repurchases.

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

Management has been advised that as of December 31, 2008 and 2007, the Bank qualified as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended. On a consolidated basis, the Company also exceeded regulatory capital requirements. In accordance with applicable regulations, the appraised fair value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Liquidity

Effective liquidity management ensures the availability of funding sources at minimum cost to meet fluctuating deposit balances, loan demand needs and to take advantage of earnings enhancement opportunities. A large, stable core deposit base and a strong capital position are the solid foundation for the Company’s liquidity position. Liquidity is enhanced by a securities portfolio structured to provide liquidity as needed. The Company also maintains relationships with correspondent banks to purchase federal funds subject to underwriting and collateral requirements. Additionally, subject to credit underwriting, collateral, capital stock, and other requirements of the Federal Home Loan Bank of Chicago (the “FHLB”), the Company is able to borrow from the FHLB on a “same day” basis. As of December 31, 2008, the Company could have borrowed up to approximately $123 million from the FHLB secured by certain of its real estate loans and securities. Furthermore, the Company has agreements in place to borrow up to $100 million in federal funds. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity and maturity schedules of interest-earning assets and interest-bearing liabilities.

Generally, the Company uses cash and cash equivalents and securities available for sale to meet its liquidity needs. As of December 31, 2008 and 2007, these liquid assets represented 15.1% and 26.6% of total assets, respectively. The decrease in liquidity was primarily due to the maturities and sales of U.S. government sponsored agency obligations available for sale as well as classifying purchases of new mortgage backed securities as held to maturity. A more detailed discussion of this activity can be found in the Securities discussion of the Balance Sheet Analysis section of this report.

During 2008, the Company’s cash and cash equivalents increased $22.3 million. Net cash provided by operating activities for this period was $25.4 million, while net cash used in investing activities was $8.0 million. Net cash flows provided by financing activities for this period were $4.9 million.

Income Statement Analysis — 2008 Compared to 2007

General. The Company’s net income decreased 28.2% in 2008 as compared to 2007. Net income was positively affected by an increase in net interest income of $.8 million, an increase in total noninterest income of $1.6 million and a decrease in income tax expense of $3.7 million. Net income was negatively affected by an increase in the provision for loan loss of $10.0 million and an increase in total noninterest expense of $2.8 million.

Net Interest Income. Net interest income in 2008 (on a fully tax-equivalent basis) increased 1.8% compared to 2007. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by changes in volume and yield on interest-earning assets and the volume and rates on interest-bearing liabilities. Interest-earning assets consist of federal funds sold, securities and loans. Interest-bearing liabilities primarily consist of deposits and federal funds purchased. The net interest margin is the percentage of tax-equivalent net interest income to average earning assets. The Company’s net interest margin (on a fully tax-equivalent basis) was 3.6% in 2008 and 3.5% in 2007.

Total interest income (on a tax-equivalent basis) decreased 12.0% in 2008 primarily due to decreasing yields in the Company’s loan portfolio. Average loan balances increased 3.9% during this period. The yield on the Company’s home equity loan portfolio decreased 98 basis points during this period primarily due to decreases in the interest rate charged for home equity lines of credit that adjusted as a result of decreases in the prime rate. These decreases were a direct result of the Federal Reserve initiating interest rate reductions of 400 basis points in 2008 and 100 basis points during the last six months of 2007. The average prime rate was 5.08% for 2008 and 8.05% for 2007. Yields on the Company’s commercial loan portfolio decreased 259 basis points during this period. This decrease was partially due to the majority of adjustable rate commercial loans being tied to the prime rate, as well as a $21.3 million increase in nonaccrual loans during 2008, which accounted for $1.3 million of lost interest and a reduction in yield of 30 basis points. Yields on federal funds sold decreased 274 basis points due to decreases in interest rates initiated by the Federal Reserve. Yields on investment securities increased 40 basis points due to proceeds from maturities and sales of securities issued by U.S. government sponsored entities being invested in higher yielding mortgage-backed securities issued by U.S. government sponsored entities.

Total interest expense decreased 29.5% in 2008. Interest on deposits accounted for the decrease, which was only partially offset by an increase in interest expense on federal funds purchased. The yield on interest-bearing deposits decreased 93 basis points to 2.25% in 2008 from 3.18% in 2007. Approximately 58% of the Company’s certificates of deposit are scheduled to mature in 2009, which will reduce the cost of funds as management expects that the certificates of deposit will be either renewed at a substantially lower rate or replaced with lower costing alternative funding sources.

The following table reflects the impact of changes in volume and rates of interest-earning assets and interest-bearing liabilities on a tax equivalent basis for the years ended December 31, 2008 and 2007 (dollars in thousands):

	2008 compared to 2007			2007 compared to 2006
	Change due to		Total	Change due to		Total
	Volume	Rate	Change	Volume	Rate	Change
Interest Income
Federal funds sold	$(1,263)	$(1,600)	$(2,863)	$3	$126	$129
Securities	11	1,990	2,001	(1,397)	1,492	95
Loans	2,712	(14,977)	(12,265)	3,545	(938)	2,607
Total interest income	1,460	(14,587)	(13,127)	2,151	680	2,831

Interest Expense
Interest-bearing deposits	(715)	(14,180)	(14,895)	382	2,518	2,900
Other interest-bearing liabilities	661	—	661	(14)	(14)	(28)
Total interest expense	(54)	(14,180)	(14,234)	368	2,504	2,872
Net interest income	$1,514	$(407)	$1,107	$1,783	$(1,824)	$(41)

Provision for Loan Losses. The provision for loan losses increased $10.0 million in 2008. The Company determined that additional loan loss provisions were necessary due to the increased levels of charge-offs and nonperforming loans, an increase in loan loss reserves allocated to specific impaired loans and downward trends in the national and local economies. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this annual report.

Noninterest Income. Total noninterest income increased 5.9% during 2008 compared to 2007. Prepaid solutions cards income increased $2.8 million, primarily due to continued growth in two existing programs. BOLI income decreased $3.7 million, primarily due to the decline in the market value of the underlying investments associated with the insurance policies that are tied to the Company’s deferred compensation plans. During 2008, the Company recorded a gain of $1.1 million on the mandatory partial redemption of VISA stock in connection with the VISA public offering. A portion of the VISA stock allocated to the Company in the initial public offering was withheld to cover the costs and expenses associated with various lawsuits for which the Company, as a member of the VISA network, is obligated to indemnify VISA. As a result, the Company also recorded $.8 million of income related to the recovery of expenses recorded in the fourth quarter of 2007 and $.2 million in recovery of expenses recorded during the third quarter of 2008 in connection with the creation of litigation reserves relating to these lawsuits.

Noninterest Expense. Total noninterest expense increased 5.0% during 2008 compared to 2007. Salaries and employee benefits decreased $2.3 million primarily due to a decline in the market value of the underlying investments associated with the insurance policies that are tied to the Company’s deferred compensation plans. Excluding this decline, salaries and employee benefits increased $.8 million. Additionally, the Company experienced increased employee insurance expense. Prepaid solutions cards expense increased $2.4 million. This increase was primarily due to expenses associated with the production and processing of cards and postage associated with the issuance of new cards. Furniture and equipment expense increased $.8 million, primarily due to increased equipment depreciation and data processing expense. Occupancy expense increased $.7 million, primarily due to costs associated with increased maintenance and utilities expense. Advertising and promotion expense decreased $.2 million primarily due to reduced costs associated with home equity and commercial loan advertising. Professional fees expense increased $.6 million primarily due to increased legal expenses incurred by the prepaid solutions group. Other noninterest expense increased $.7 million primarily due to expenses relating to litigation settlements associated with the prepaid solutions division.

Income Taxes. Income tax expense decreased 43.5% in 2008, primarily due to lower pre-tax income. The effective tax rates for the years ended December 31, 2008 and 2007 were 22.2% and 26.6%, respectively. This decrease was primarily due to changes in the State of Illinois tax laws discussed in Note 6 to the Company’s financial statements. As a result of the changes in the State of Illinois tax laws, the Company expects the effective tax rates to be higher in future years.

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

 Noninterest Expense. Total noninterest expense increased 15.0% during 2007 compared to 2006. Salaries and employee benefits increased $.2 million primarily due to normal salary increases and increased medical insurance expense. This increase was partially offset by a reduction in contributions to the Company’s retirement plans as a result of the Company’s transition from the ESOP to the 401(k) Plan as the Company’s principal retirement plan. Prepaid solutions cards expense increased $3.9 million. This increase was due to expenses associated with the production and processing of cards and postage associated with the issuance of new cards along with increased revenue sharing with one new client. The Company anticipates that this expense will continue to increase as new programs continue to be implemented. Furniture and equipment expense increased $.8 million primarily due to increased equipment depreciation and maintenance along with increased data processing expense. Occupancy expense decreased $.1 million in 2007 primarily due to the acceleration of building depreciation expense that occurred in 2006 resulting from management’s decision to close the Metra Main facility. This decrease was partially offset by increases in utilities expense and building maintenance costs. Advertising and promotion expense increased $.4 million primarily due to expenses resulting from newspaper, television and billboard marketing campaigns associated with retail banking as well as commercial and mortgage loans. Professional fees expense increased $.5 million primarily due to costs associated with the prepaid solutions cards business. Other expense increased $1.5 million primarily due to the Company establishing litigation reserves in connection with various lawsuits brought against Visa USA Inc. along with increased Visa cardholder expense. The Company, as a member of the Visa network, is obligated to indemnify Visa for certain litigation losses. In 2007, the Company recognized indemnity charges of approximately $.8 million related to this obligation. As anticipated, at the time that Visa completed an initial public offering (the “IPO”) of its common stock in 2008, the Company recognized gains on its interest in Visa which more than exceeded the charges taken in 2007.

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

Listed below are the Company’s projected changes in net interest income over a twelve-month horizon for the various rate shock levels as of the periods indicated (dollars in thousands):

	Amount	Dollar Change	Percent Change
December 31, 2008
+200 basis points	$59,584	$1,772	3.1%
+100 basis points	58,976	1,164	2.0%
Base	57,812
-100 basis points	52,497	(5,315)	(9.2)%
-200 basis points	46,324	(11,488)	(19.9)%

December 31, 2007
+200 basis points	$63,598	$996	1.6%
+100 basis points	63,310	708	1.1%
Base	62,602
-100 basis points	62,349	(253)	(0.4)%
-200 basis points	57,728	(4,874)	(7.8)%

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

Recent Regulatory Issues

On December 3, 2008, the Bank entered into an Order to Cease and Desist (the “Order”) with the FDIC and the Illinois Department of Financial and Professional Regulation (the “DFPR”), which is based on FDIC and DFPR findings that the Bank’s Secrecy Act/Anti-Money Laundering Program (“BSA/AML Program”) was inadequate and that the Bank had violated various laws and regulations related to the Bank Secrecy Act (the “BSA”). The Order requires the Bank to take certain corrective actions aimed at resolving any outstanding violations of BSA-related laws or regulations and to implement a revised BSA/AML Program, which is designed to ensure compliance with these BSA-related laws and regulations. The Order also requires the Bank to, among other things, assess its BSA Department staffing needs, provide for independent testing of BSA/AML Program compliance, conduct a review of certain historical deposit and transaction activity and submit periodic reports of progress to the FDIC and DFPR. The Order does not relate to the Bank’s asset quality, capital position or the safety and soundness of its financial operations. The Bank expects the Order to increase the Bank’s cost of regulatory compliance, which may adversely affect its earnings.

BOARDS OF DIRECTORS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chairman of the Board
David S. Bell	Certified Public Accountant
Duane G. Debs	President and Chief Financial Officer
Charles P. Howard	Parkview Community Church, Associate Pastor
Peggy P. LoCicero	Former Banker

West Suburban Bank

Robert W. Schulz	Chairman
Keith W. Acker	President
Craig R. Acker	Former Banker
Earl K. Harbaugh	Ditch Witch Midwest, President
Ronald J. Kuhn	Harry W. Kuhn, Inc., Chairman, Secretary and Treasurer
John G. Williams	Bracing Systems, Vice President

OFFICERS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chief Executive Officer
Duane G. Debs	President and Chief Financial Officer
Keith W. Acker	Chief Operations Officer
Michael P. Brosnahan	Vice President
Timothy W. Clifford	Internal Audit Manager
George E. Ranstead	Secretary to the Board and Treasurer

West Suburban Bank

Senior Officers
Keith W. Acker	President, Trust Officer
Kevin J. Acker	Senior Vice President, Marketing
Michael P. Brosnahan	Senior Vice President, Lending
Duane G. Debs	Senior Vice President, Comptroller and Trust Officer
Daniel P. Grotto	Senior Vice President, Prepaid Solutions

Bank Secrecy/Anti-Money Laundering
Gina Lowdermilk	Vice President, Bank Secrecy Act Officer

Building Management
Edward J. Garvey	Vice President, Building Management

Cash Management
Gary Raczek	Vice President, Cash Management Manager

Commercial Loans
Stanley C. Celner, Jr.	Vice President, Commercial Loans
Grant O. Cowen	Vice President, Commercial Loans
Timothy P. Dineen	Vice President, Commercial Real Estate Loans
Michael F. Moone	Vice President, Commercial Real Estate Loans
David S. Orr	Vice President, Commercial Loans
John J. Schroeder	Vice President, Commercial Loans
Edwin S. Stephens IV	Vice President, Commercial Loans
Gregory L. Young	Vice President, Commercial Loans
Matthew R. Acker	Business Development

Compliance
Cyndia S. Heap	Compliance Officer, Community Reinvestment Act Officer

Comptroller
George E. Ranstead	Vice President, Assistant Comptroller and Investment Officer
Jay J.P. Greifenkamp	Vice President, Financial Analyst, Investment Officer and Secretary to the Board

Consumer Loans
Charles J. Svoboda	Vice President, Consumer Loans - Department Head
Cynthia A. Meredith	Vice President, Consumer Loans
David J. Wanek	Vice President, Consumer Loans

Corporate Operations
Danielle Budig	Vice President, Corporate Operations and Visa
Michael J. Lynch	Vice President, Corporate Operations

Financial Services
Michael Abbatacola	Vice President, Financial Services

Human Resources
Mary Ellen Condon	Vice President, Human Resources

Information Systems
Steven A. Jennrich	Vice President, Information Systems
Jacqueline R. Weigand	Vice President, Project Manager

Internal Audit
Timothy W. Clifford	Vice President, Internal Audit Manager

Loan Operations
Sandra C. Boyce	Vice President, Residential Mortgage Loan Processing
Gary H. Brandes	Vice President, Consumer Loan Operations
Kevin Bussey	Vice President, Collections
Debra H. Crowley	Vice President, Commercial Loan Operations
Lawrence J. Ortman	Vice President, Credit Analysis and Loan Review

Marketing
Denise M. Zatarski	Director of Marketing

Prepaid Solutions
Doug R. Bobenhouse	Business Development and Sales Manager - Prepaid Solutions

Purchasing
Helen G. Schmitt	Assistant Vice President, Purchasing Manager

Retail Banking
William J. Jennrich	Vice President, Retail Branch Banking
Jack Buscemi	Vice President, Regional Manager - Central Region
Marc L. DiNatale	Vice President, Regional Manager - East Region
Kirsten L. Erickson	Vice President, Regional Manager - West Region
Marcia K. Worobec	Vice President, Branch Operations and Branch Manager - Westmore
Jennifer Bentson	Assistant Vice President, Branch Manager - Warrenville
Kathleen M. Brockman	Assistant Vice President, Branch Manager - Eola Road
Jeanne L. Carlisle	Assistant Vice President, Branch Manager - Bolingbrook West
Maribel Colon	Assistant Vice President, Branch Manager - Oswego West
Beverly D. Cornelious	Assistant Vice President, Branch Manager - Bolingbrook East
Gina M. Corral	Assistant Vice President, Branch Manager - President Street
Barbara D. Darden	Assistant Vice President, Branch Manager - Chicago Avenue, Naperville
Robert G. Dover, Jr.	Assistant Vice President, Branch Manager - Gary Avenue
Nansi E. Eivaz	Assistant Vice President, Branch Manager - Romeoville
Sharon A. Fonte	Assistant Vice President, Branch Manager - Glendale Heights
James R. Graziano	Assistant Vice President, Branch Manager - North Main
Cheli Harper	Assistant Vice President, Branch Manager - Charlestown
Priya Hira	Assistant Vice President, Branch Manager - Danada, Wheaton
Rosemary Kasal	Assistant Vice President, Branch Manager - Bartlett
Jason M. Knapp	Assistant Vice President, Branch Manager - Fair Oaks
Mary L. Kureja	Assistant Vice President, Branch Manager - Finley Road, Downtown Downers
Terry Leitner	Assistant Vice President, Branch Manager - South Main
Jeffery W. Miska	Assistant Vice President, Branch Manager - Cass Avenue, 75th Street
Carlos Muzquiz	Assistant Vice President, Branch Manager - Lake Street
Brian S. Nickleski	Assistant Vice President, Branch Manager - Westmont
Gwen B. O’Loughlin	Assistant Vice President, Branch Manager - Villa Park
Robert L. Pauling	Assistant Vice President, Branch Manager - Stratford Square
Cynthia A. Picton	Assistant Vice President, Branch Manager - West Galena
Laura Saad	Assistant Vice President, Branch Manager - Yorkville, Oswego
Lisa M. Schmidt	Assistant Vice President, Branch Manager - South Elgin
Patience K. Tannenbaum	Assistant Vice President, Branch Manager - Randall Road
Mihaela Tonchevici	Assistant Vice President, Branch Manager - Montgomery
Jill E. Castillo	Manager Trainee - Oakbrook Terrace

Trust
Christine H. Pawlak	Trust Officer

West Suburban Insurance Services
Patricia Falstrom	Insurance Agent

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

River Run Branch: 1004 104th Street, Naperville, IL 60564

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

Clare Oaks: Bartlett, Illinois 60103

Financial Center: 717 South Meyers Road, Lombard, Illinois 60148

Lexington Health Care Center of Elmhurst: Elmhurst, Illinois 60126

Lexington Health Care Center of Lombard: Lombard, Illinois 60148

Other Services

Prepaid Solutions Group: 8001 South Cass Avenue, Darien, Illinois 60561 - (630) 652-2000

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

Duane G. Debs

President and Chief Financial Officer

West Suburban Bancorp, Inc.

2800 Finley Road

Downers Grove, Illinois 60515

(630) 652-2801

Annual Meeting of Shareholders

The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 13, 2009 at 8:00 a.m. All shareholders are cordially invited to attend.

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

Cyndia S. Heap

West Suburban Bank

711 South Meyers Road

Lombard, Illinois 60148

(630) 652-2611

Independent Registered Public Accounting Firm

Crowe Horwath LLP

One Mid America Plaza, Suite 700

Post Office Box 3697

Oak Brook, Illinois 60522

Corporate Counsel

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 West Madison Street, Suite 3900

Chicago, Illinois 60606

MEMBER FDIC