Form 10-K, Exhibit 13
period 2009-12-31
WEST SUBURBAN BANCORP INC
filed 2010-03-12
CIK 805080

Exhibit 13

Profile

West Suburban Bancorp, Inc. (“West Suburban”) is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the “Bank” and, together with West Suburban, the “Company”). The Company had total assets at December 31, 2009 of approximately $1.9 billion. The Bank is one of the largest independent banks headquartered in DuPage County, Illinois.

West Suburban Bancorp, Inc.

Financial Highlights

	Years Ended December 31,
	(Dollars in thousands, except per share data)
	2009	2008	2007	2006	2005
Net (loss) income from continuing operations	$(4,244)	$17,242	$22,814	$25,129	$25,259
Net income (loss) from discontinued operations	3,409	(426)	599	222	227
Net (loss) income	(835)	16,816	23,413	25,351	25,486
Per share data
(Loss) earnings from continuing operations	(9.89)	39.87	52.75	58.11	58.41
Earnings (loss) from discontinued operations	7.94	(0.99)	1.38	0.51	0.52
(Loss) earnings per share	(1.95)	38.88	54.13	58.62	58.93
Book value (GAAP)	296.97	264.12	241.76	220.43	218.87
Book value (non-GAAP) (1)	370.14	372.03	373.34	359.18	344.60
Net loans	1,167,675	1,233,595	1,226,571	1,153,885	1,091,747
Total assets	1,938,583	1,867,420	1,851,357	1,876,643	1,827,191
Total deposits	1,756,987	1,625,925	1,637,714	1,677,844	1,639,666

(1)         Book value per share (non-GAAP) represents the aggregate amount of shareholders’ equity and common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares. See Note 8 to the Company’s consolidated financial statements and “Non-GAAP Financial Measures.” This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

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

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the U.S. and global economies and financial markets in general and the strength of the local economies in which the Company conducts its operations, including the local residential and commercial real estate markets, which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company’s assets; (ii) the effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, taxation, insurance and monetary and financial matters, as well as any laws and regulations otherwise affecting the Company, including laws and regulations intended to address the current stresses in the U.S. and global financial markets, national security and money laundering; (iii) the effects of continued adverse market conditions and further volatility in investment securities generally, which may result in a deterioration in the value of the securities in the Company’s investment portfolio; (iv) the ability of the Company to comply with, and satisfy the requirements of, its formal written agreements with its regulators and the consequences that may result from any inability to comply; (v) the ability of the Company to comply with applicable federal, state and local laws, regulations and policies and the consequences that may result from any inability to comply; (vi) the effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company’s assets) and the policies of the Board of Governors of the Federal Reserve System; (vii) the ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector; (viii) the ability of the Company to maintain an acceptable net interest margin; (ix) the ability of the Company to obtain new customers and retain existing customers; (x) the timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet; (xi) technological changes implemented by the Company and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers, including technological changes implemented for, or related to, the Company’s website or new products; (xii) the ability of the Company, and certain of its vendors, to develop and maintain secure and reliable electronic systems, including systems developed for the Company’s website or new products; (xiii) the ability of the Company to retain directors, executives and key employees, and the difficulty that the Company may experience in replacing directors, executives and key employees in an effective manner; (xiv) consumer spending and saving habits which may change in a manner that affects the Company’s business adversely; (xv) the economic impact of past and any future terrorist attacks, acts of war or threats thereof and the response of the U.S. to any such attacks and threats; (xvi) business combinations and the integration of acquired businesses, which may be more difficult or expensive than expected; (xvii) the costs, effects and outcomes of existing or future litigation and disputes with third parties, including, but not limited to, claims in connection with collection actions, employment matters and sales of business units; (xviii) changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board, the Public Company Accounting Oversight Board and the Securities and Exchange Commission; (xix) credit risks and the risks from concentrations (by geographic area or industry) within the Company’s loan portfolio; (xx) the failure of the Company’s Real Estate Investment Trust (“REIT”) to qualify as a REIT and the effects of such failure on the Company’s consolidated effective tax rate; and (xxi) the ability of the Company to manage the risks associated with the foregoing as well as anticipated.

Additional information concerning the Company and its business, including risk factors that could materially affect the Company’s results of operations and financial condition, is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 10-K.

To Our Shareholders, Customers and Friends

The challenges presented by the economy during 2008 continued throughout most of 2009. The banking industry continued to experience a significant number of failures, the financial markets struggled to gain traction and the local and national economies failed to show signs of growth.

Although this was disappointing to us, we were still able to outperform most of our peers (U.S. banks between $1 and $3 billion in assets) according to Uniform Bank Performance data as of, and for the year ended, December 31, 2009. Our net loss for 2009 represented a (.04)% return on average assets in comparison to a return of (.28)% for our peers. Our non-current loans as a percentage of gross loans was 3.25% compared to 3.76% for our peers as of December 31, 2009.

In 2009 at West Suburban, we experienced the first net loss in our 48 year history. The net loss in 2009 totaled $.8 million compared to net income in 2008 of $16.8 million. The decrease resulted primarily from $24.9 million we recognized for provision for loan losses as we increased our allowance for loan losses to total loans to 2.17%. We believe that increasing our allowance for loan losses was appropriate in light of the state of the local and national economies and the increases in our problem and nonaccrual loans in our loan portfolio. Additionally, during 2009 we wrote off $8.3 million of pooled trust preferred securities. Even as we built our reserves and recorded certain losses, our performance permitted us to declare dividends of $10 per share in 2009 and minimize our net loss. Also during 2009, we were able to grow our total assets while maintaining our strong capital levels.

During 2009, our board of directors decided to suspend the payment of a quarterly dividend. We feel it was a prudent business decision to suspend the payment of dividends in order to maintain strong capital levels as we navigate our way through this time of economic uncertainty. Please be assured that it is our highest priority to protect your investment by continuing to evaluate all areas of our business, the local and national economies, as well as changes in banking regulations.

Helping to meet the challenges we are being faced with includes reducing or freezing operating costs, including salaries, marketing and discretionary benefits.   Additionally, we have tightened our lending criteria even more than we had over the last several years. We continue to review the rates paid on deposits and the rates we charge on loans daily to attempt to optimize our net interest margin while maintaining our strong and loyal customer base and the high quality of service we provide.

We would like to express our appreciation to everyone for the support that has allowed us to become and remain one of the largest independent banks headquartered in DuPage County and we welcome your comments and suggestions. We could not have achieved our success without the support of our shareholders, customers, communities, friends and employees.

As we all have been affected in some way in this recession we, as you, look forward to better times for West Suburban as well as our Nation. Thank you for your continued support and understanding.

Sincerely,

Kevin J. Acker	Duane G. Debs
Chairman of the Board	President
and Chief Executive Officer	and Chief Financial Officer

Common Stock, Book Value and Dividends

West Suburban has a single class of common stock issued and outstanding. The common stock is not traded on any stock exchange or on the over-the-counter market. West Suburban’s per share book value as of the end of each quarter and dividends declared for the last two years are set forth below:

Year	Quarter	BookValue GAAP	BookValue Non-GAAP (1)	Dividends Declared
2009	4th	$296.97	$370.14	$—
	3rd	290.74	369.42	—
	2nd	280.02	365.53	2.00
	1st	271.55	370.49	8.00

2008	4th	$264.12	$372.03	$10.00
	3rd	263.04	376.34	10.00
	2nd	249.64	374.87	10.00
	1st	242.62	382.15	10.00

(1)         Book value per share (non-GAAP) represents the aggregate amount of shareholders’ equity and common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares. See Note 8 to the Company’s consolidated financial statements and “Non-GAAP Financial Measures.” This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

During 2009, the Company’s board of directors decided to suspend the payment of the quarterly dividend. The board will reevaluate the payment of dividends each quarter.

Business Review

As of December 31, 2009, the Company had total assets of approximately $1.9 billion and maintained 35 full-service branches, five limited-service branches and four departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. The Bank focuses on providing retail and commercial banking products and services in its market area. The Company had 502 full-time equivalent employees at December 31, 2009.

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

Management assessed the Company’s systems of internal control over financial reporting as of December 31, 2009. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2009, the Company maintained effective internal control over financial reporting based on those criteria.

The Company’s independent auditors have issued an audit report on the effectiveness of the Company’s internal control over financial reporting.

March 10, 2010

Kevin J. Acker

Chairman of the Board and Chief Executive Officer

Duane G. Debs

President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

West Suburban Bancorp, Inc.

Lombard, Illinois

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc.  (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

March 10, 2010

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 AND 2008

(Dollars in thousands)

	2009	2008
Assets
Cash and due from banks	$68,610	$33,174
Federal funds sold	80,000	22,300
Total cash and cash equivalents	148,610	55,474
Securities
Available for sale (amortized cost of $199,139 in 2009 and $227,333 in 2008)	205,610	225,814
Held to maturity (fair value of $273,316 in 2009 and $244,928 in 2008)	265,908	240,234
Federal Home Loan Bank stock	7,599	6,144
Total securities	479,117	472,192
Loans, less allowance for loan losses of $25,922 in 2009 and $15,578 in 2008	1,167,675	1,233,595
Bank-owned life insurance	37,601	35,442
Premises and equipment, net	43,768	44,343
Other real estate	25,994	4,658
Accrued interest and other assets	35,818	19,014
Assets of discontinued operations	—	2,702
Total assets	$1,938,583	$1,867,420

Liabilities and shareholders’ equity
Deposits
Demand-noninterest-bearing	$125,132	$132,664
Prepaid solutions card deposits	30,577	34,360
Interest-bearing	1,601,278	1,458,901
Total deposits	1,756,987	1,625,925
Federal funds purchased	—	55,000
Prepaid solutions cards	6,315	3,604
Accrued interest and other liabilities	17,288	20,793
Liabilites of discontinued operations	—	1,199

Common stock in ESOP subject to contingent repurchase obligation	31,230	46,670

Shareholders’ equity
Common stock, no par value; 15,000,000 shares authorized; 426,850 shares issued and outstanding at December 31, 2009 and 432,495 shares issued and outstanding at December 31, 2008	3,412	3,457
Surplus	35,453	38,066
Retained earnings	115,544	120,676
Accumulated other comprehensive income (loss)	3,584	(1,300)
Amount reclassified on ESOP shares	(31,230)	(46,670)
Total shareholders’ equity	126,763	114,229
Total liabilities and shareholders’ equity	$1,938,583	$1,867,420

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Dollars in thousands, except per share data)

	2009	2008	2007
Interest income
Loans, including fees	$62,818	$72,577	$85,088
Securities
Taxable	17,985	21,109	19,192
Exempt from federal income tax	1,135	1,176	1,121
Federal funds sold	162	198	3,061
Total interest income	82,100	95,060	108,462

Interest expense
Deposits	24,944	33,308	48,203
Other	43	664	3
Total interest expense	24,987	33,972	48,206
Net interest income	57,113	61,088	60,256
Provision for loan losses	24,925	10,360	375
Net interest income after provision for loan losses	32,188	50,728	59,881

Noninterest income
Service fees on deposit accounts	5,941	6,357	6,435
Debit card fees	2,052	2,150	2,081
Bank-owned life insurance	2,030	(2,179)	1,525
Net gain on sales of loans held for sale	553	70	50
Net realized gains (losses) on securities transactions	109	101	(6)
Impairment of FHLMC preferred stock	—	—	(381)
Impairment of trust preferred securities	(8,320)	—	—
Gain on redemption of VISA stock	—	2,075	—
Other	3,421	3,890	3,980
Total noninterest income	5,786	12,464	13,684

Noninterest expense
Salaries and employee benefits	24,671	19,925	22,974
Furniture and equipment	5,707	5,694	5,396
Occupancy	5,038	5,172	4,509
Professional fees	3,492	1,703	1,384
FDIC assessments	3,647	500	299
Loan administration	1,252	383	326
Advertising and promotion	727	1,834	2,077
Other	5,486	5,659	5,683
Total noninterest expense	50,020	40,870	42,648

(Loss) income from continuing operations before income taxes	(12,046)	22,322	30,917
Income tax (benefit) expense	(7,802)	5,080	8,103
Net (loss) income from continuing operations	(4,244)	17,242	22,814
Discontinued operations
Gain on sale of prepaid solutions group, net of tax	3,313	—	—
Discontinued operations, net of tax	96	(426)	599
Net income (loss) from discontinued operations	3,409	(426)	599
Net (loss) income	$(835)	$16,816	$23,413

(Loss) earnings from continuing operations per share	$(9.89)	$39.87	$52.75
Earnings (loss) from discontinued operations per share	$7.94	$(0.99)	$1.38
(Loss) earnings per share	$(1.95)	$38.88	$54.13
Average shares outstanding	429,137	432,495	432,495

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Dollars in thousands, except per share data)

	Common Stock and Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Amount Reclassified on ESOP Shares	Total Shareholders’ Equity
Balance, January 1, 2007	$41,523	$119,572	$(5,751)	$(60,009)	$95,335

Comprehensive income
Net income		23,413			23,413
Change in unrealized loss on available for sale securities, net of reclassification and tax effects			4,432		4,432
Change in postretirement obligations, net of reclassificaton and tax effects			(96)		(96)
Total comprehensive income					27,749
Cash dividends declared - $50.00 per share		(21,625)			(21,625)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				3,102	3,102
Balance, December 31, 2007	41,523	121,360	(1,415)	(56,907)	104,561

Cummulative adjustment to apply guidance on bank-owned life insurance		(200)			(200)
Comprehensive income
Net income		16,816			16,816
Change in unrealized loss on available for sale securities, net of reclassification and tax effects			106		106
Change in postretirement obligations, net of reclassificaton and tax effects			9		9
Total comprehensive income					16,931
Cash dividends declared - $40.00 per share		(17,300)			(17,300)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				10,237	10,237
Balance, December 31, 2008	41,523	120,676	(1,300)	(46,670)	114,229

Repurchase and retirement of 5,645 shares of common stock	(2,658)				(2,658)
Comprehensive income
Net loss		(835)			(835)
Change in unrealized loss on available for sale securities, net of reclassification and tax effects			4,813		4,813
Change in postretirement obligations, net of reclassificaton and tax effects			71		71
Total comprehensive income					4,049
Cash dividends declared - $10.00 per share		(4,297)			(4,297)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				15,440	15,440
Balance, December 31, 2009	$38,865	$115,544	$3,584	$(31,230)	$126,763

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Dollars in thousands)

	2009	2008	2007
Cash flows from operating activities
Net (loss) income	$(835)	$16,816	$23,413
Adjustments to reconcile net (loss) income to net cash provided by continuing operating activities
Depreciation	3,246	3,342	3,218
Provision for loan losses	24,925	10,360	375
Deferred income tax benefit	(5,603)	(1,861)	(1,269)
Net discount accretion and premium amortization of securities	673	(148)	291
Net realized (gain) loss on securities transactions	(109)	(101)	6
Impairment of FHLMC preferred stock	—	—	381
Impairment of trust preferred securities	8,320	—	—
Gain on redemption of VISA stock	—	(2,075)	—
(Increase) decrease in carrying value of bank-owned life insurance	(2,030)	2,179	(1,525)
Net gain on sales of loans held for sale	(553)	(70)	(50)
Sales of loans held for sale	53,168	5,480	5,875
Origination of loans held for sale	(50,847)	(6,828)	(6,175)
Net loss (gain) on sales of premises and equipment	19	(5)	(2)
Net loss (gain) on sales of other real estate	3	(29)	2
Write down of other real estate	449	121	—
(Increase) decrease in accrued interest and other assets	(13,893)	3,122	(342)
(Decrease) increase in accrued interest and other liabilities	(7,288)	(5,637)	4,081
Net cash provided by (used in) discontinued operating activities	4,768	756	(1,102)
Net cash provided by operating activities	14,413	25,422	27,177
Cash flows from investing activities
Securities available for sale
Sales	19,777	89,838	470
Maturities, calls and redemptions	83,762	167,248	89,870
Purchases	(85,592)	(22,241)	(90,088)
Securities held to maturity and FHLB stock
Maturities, calls and redemptions	79,754	23,603	21,054
Purchases	(105,520)	(240,376)	(167)
Net decrease (increase) in loans	13,520	(20,411)	(73,725)
Investment in bank-owned life insurance	(129)	(337)	(1,336)
Purchases of premises and equipment	(2,616)	(5,215)	(6,156)
Sales of premises and equipment	731	154	92
Sales of other real estate	3,919	519	539
Net cash used in discontinued investing activities	(701)	(779)	(365)
Net cash provided by (used in) continuing investing activities	6,905	(7,997)	(59,812)
Cash flows from financing activities
Net increase (decrease) in deposits	131,062	(46,149)	(40,130)
Net (decrease) increase in federal funds purchased	(55,000)	55,000	—
Repurchase and retirement of common stock	(2,658)	—	—
Net increase in prepaid solutions cards	2,711	13,315	3,544
Dividends paid	(4,297)	(17,300)	(21,625)
Net cash provided by (used in) financing activities	71,818	4,866	(58,211)
Net increase (decrease) in cash and cash equivalents	93,136	22,291	(90,846)
Beginning cash and cash equivalents	55,474	33,183	124,029
Ending cash and cash equivalents	$148,610	$55,474	$33,183
Supplemental disclosures
Cash paid for interest	$25,000	$35,031	$48,816
Cash paid for income taxes	1,918	7,824	9,082
Other real estate acquired through loan foreclosures	25,707	4,445	1,014

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Note 1 - Nature of Business and Summary of Significant Accounting Policies

West Suburban Bancorp, Inc. (“West Suburban”) through the branch network of its subsidiary, West Suburban Bank (the “Bank” and, together with West Suburban, the “Company”), operates 35 full-service branches, five limited-service branches and four departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. Customers in these areas are the primary consumers of the Company’s loan and deposit products and services. Although borrower cash flow is expected to be the primary source of repayment, the Company’s loans are generally secured by various forms of collateral or security including real estate, business assets, consumer goods, personal guarantees and other items.

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

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions, which are subject to change, based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, carrying values of other real estate and other-than-temporary impairment of securities are particularly subject to change.

Securities

Debt and marketable equity securities are classified into two categories, “available for sale” and “held to maturity.” Available for sale securities are carried at fair value with net unrealized gains and losses (net of deferred tax) reported in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. Held to maturity securities are carried at amortized cost as the Company has both the ability and positive intent to hold them to maturity. Other securities such as Federal Home Loan Bank stock are carried at cost. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method. The Company does not engage in trading activities.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer and whether the Company has the intent to sell or more likely than not would be required to sell the security before its anticipated recovery.

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

The Company evaluates commercial, real estate construction and commercial mortgage loans monthly for impairment. A loan is considered impaired when, based on current information and events, full payment under the loan terms is not expected. Loans for which the terms have been modified and for which the borrower is experiencing financial difficulties are considered troubled debt restructurings and classified as impaired. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the loan’s collateral, if repayment of the loan is collateral dependent. A valuation allowance is maintained for the amount of impairment. Generally, loans 90 days or more past due and loans classified as nonaccrual status are considered for impairment. Impairment is considered on an entire category basis for smaller-balance loans of similar nature such as residential real estate and consumer loans, and on an individual basis for other loans. In general, consumer and credit card loans are charged-off no later than 120 days after a consumer or credit card loan becomes past due.

Loans Held for Sale

Loans are identified as either held for investment or held for sale upon origination. Loans held for sale are recorded at the lower of amortized cost or fair value, as determined by outside commitments from investors. Unrealized losses, if any, are recognized on a current basis by charges to earnings. At December 31, 2009 and 2008, loans held for sale were $0 and $1,768, respectively. The cost and fair value of loans held for sale was approximately the same. Mortgage loans held for sale are generally sold with servicing released.

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

Other Real Estate

Other real estate includes properties acquired in partial or total settlement of problem loans. Assets acquired through or instead of loan foreclosure are initially recorded at fair value less anticipated costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to acquisition, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

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

Discontinued Operations

On December 4, 2009, the Company sold its prepaid solutions group. The current and comparative results related to the prepaid solutions group have been reflected as discontinued operations.

During 2010, the Company anticipates transferring substantially all of the outstanding balances on prepaid solutions cards, which represent the total of prepaid solutions cards deposits and prepaid solutions cards liabilities to another financial institution.

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

The Company adopted Financial Accounting Standards Board (“FASB”) guidance “Accounting for Uncertainty in Income Taxes” as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no impact on the Company’s financial condition or results of operations.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. During 2009, the Company did not record any interest or penalties related to income tax matters in income tax expense.

Employee Stock Ownership Plan (“ESOP”) and Other Retirement Plans

The West Suburban Bank 401(k) Profit Sharing Plan was established to assist the Company in recruiting and retaining its personnel. Participation in the plan is subject to certain age and service requirements. Although the Company currently intends to match a percentage of the contributions that each employee voluntarily makes to the plan, all contributions by the Company are discretionary and subject to review by the Board of Directors from time to time. The plan is also intended to enable long time employees of the Company that also participate in the ESOP to diversify their retirement savings.

The Bank also maintains an ESOP, which is a noncontributory tax qualified retirement plan that covers employees who have satisfied specific service requirements. Subject to review by the Board of Directors, the Bank makes contributions to the ESOP for the benefit of the participants from time to time. Dividends declared on common stock owned by the ESOP are charged against retained earnings.

Dividends paid on ESOP shares are passed through to participants. Earned and allocated ESOP shares are voted by the respective participants. Because participants may require the Company to purchase their ESOP shares upon termination of their employment, the appraised fair market value of all earned and allocated ESOP shares is reclassified from shareholders’ equity.

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

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank of $12,546 and $12,982 was required to meet regulatory reserve and clearing requirements at year end 2009 and 2008, respectively.

Dividend Restrictions

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to West Suburban or by West Suburban to shareholders. (See Note 12 in the Consolidated Financial Statements for more specific disclosure.)

Fair Value of Financial Instruments

Fair value of financial instruments are estimated using relevant market information and other assumptions. (See Note 10 for more specific disclosure.) Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications

Certain reclassifications have been made in prior years’ financial statements to conform to the current year’s presentation. All applicable information as of and for the years ended 2008 and 2007 has been reclassified for discontinued operations comparative purposes. To conform with the balance sheet presentation as of December 31, 2009, the Company reclassified $34,360 of December 31, 2008 prepaid solutions cards balances from liabilities to deposits. This reclassification is in accordance with the Federal Deposit Insurance Corporation’s (“FDIC”) General Counsel Opinion No. 8 — “Stored Value Cards,” which became effective in the fourth quarter of 2008 and clarifies which prepaid solutions cards balances are classified as deposits. The balances that have been reclassified as deposits are eligible for FDIC insurance coverage to the maximum extent permitted by law. The reclassification of the December 31, 2008 balances did not change the Company’s consolidated assets disclosed in the December 31, 2008 consolidated financial statements and had no impact on the December 31, 2008 consolidated statement of income, statement of changes in shareholders’ equity or statement of cash flows.

Adoption of New Accounting Standards

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification TM (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009.

In April 2009, the FASB amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings.  For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) other-than-temporary impairment (“OTTI”) related to other factors, which is recognized in other comprehensive income and (2) OTTI related to credit loss, which must be recognized in the income statement.  The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about OTTI for debt and equity securities were expanded. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly.  Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value.   Adjustments to those transactions or prices should be applied to determine the appropriate fair value.  The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In August 2009, the FASB amended existing guidance for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, that uses quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with existing fair value guidance. The amendments in this guidance also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance was effective for the first reporting period beginning after issuance. The adoption did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Newly Issued But Not Yet Effective Accounting Standards

In June 2009, the FASB amended previous guidance relating to transfers of financial assets and eliminated the concept of a qualifying special purpose entity.  This guidance must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. The disclosure provisions were also amended and apply to transfers that occurred both before and after the effective date of this guidance.  The Company does not expect the adoption to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2009, the FASB amended guidance for consolidation of variable interest entity guidance by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. Additional disclosures about an enterprise’s involvement in variable interest entities are also required. This guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early adoption is prohibited. The Company does not expect the adoption to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Note 2 - Securities

The amortized cost, unrealized gains and losses and fair value of securities available for sale are as follows at December 31:

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored enterprises	$49,621	$909	$(46)	$50,484
Mortgage-backed: residential	139,151	5,313	(13)	144,451
States and political subdivisions	10,367	314	(6)	10,675
Total debt securities	$199,139	$6,536	$(65)	$205,610

	2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate	$24,430	$—	$(753)	$23,677
Trust preferred	8,511	—	(5,048)	3,463
U.S. government sponsored enterprises	22,170	1,084	—	23,254
Mortgage-backed: residential	162,062	3,385	(153)	165,294
States and political subdivisions	10,160	57	(91)	10,126
Total debt securities	$227,333	$4,526	$(6,045)	$225,814

The amortized cost, unrealized gains and losses and fair value of securities held to maturity are as follows at December 31:

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored enterprises	$41,199	$392	$(48)	$41,543
Mortgage-backed: residential	178,129	7,029	(160)	184,998
States and political subdivisions	46,580	429	(234)	46,775
Total	$265,908	$7,850	$(442)	$273,316

	2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored enterprises	$28,072	$759	$—	$28,831
Mortgage-backed: residential	193,187	4,499	(26)	197,660
States and political subdivisions	18,975	98	(636)	18,437
Total	$240,234	$5,356	$(662)	$244,928

Securities with unrealized losses at year end 2009 and 2008 not recognized in income are presented below by the length of time the securities have been in a continuous unrealized loss position:

	2009
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government sponsored enterprises	$25,637	$(94)	$—	$—	$25,637	$(94)
Mortgage-backed: residential	21,072	(136)	751	(37)	21,823	(173)
States and political subdivisions	2,964	(97)	1,001	(143)	3,965	(240)
Total temporarily impaired	$49,673	$(327)	$1,752	$(180)	$51,425	$(507)

	2008
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate	$4,839	$(79)	$18,838	$(674)	$23,677	$(753)
Trust preferred	—	—	3,463	(5,048)	3,463	(5,048)
Mortgage-backed: residential	20,607	(143)	3,836	(36)	24,443	(179)
States and political subdivisions	15,297	(727)	—	—	15,297	(727)
Total temporarily impaired	$40,743	$(949)	$26,137	$(5,758)	$66,880	$(6,707)

Mortgage-backed: residential securities consist of securities issued by U.S. government sponsored enterprises and agencies, primarily Fannie Mae, Freddie Mac and Ginnie Mae, institutions which the government has affirmed its commitment to support.

Other-Than-Temporary Impairment Evaluation

Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio into two general segments and applying the appropriate OTTI model. Investment securities classified as available for sale or held to maturity are generally evaluated for OTTI under FASB guidance “Investments in Debt and Equity Securities.” However, certain purchased beneficial interests, including non-agency mortgage-backed securities and collateralized debt obligations that had credit ratings at the time of purchase of below AA are evaluated using the model outlined in FASB guidance “Beneficial Interests in Securitized Financial Assets.”

In determining OTTI on debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and near-term prospects of the issuer; (3) whether the market decline was affected by macroeconomic conditions; and (4) whether the Company has the intent to sell the debt security or whether it is more likely than not the Company will be required to sell the debt security before its anticipated recovery. The assessment of whether OTTI exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

In determining OTTI on purchased beneficial interests the Company evaluates the present value of future cash flows to determine if there has been an adverse change in the remaining expected future cash flows.

When management determines that OTTI exists under either model, the amount of the OTTI recognized in earnings depends on whether the Company intends to sell the security or it is more likely than not the Company will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If the Company intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI is recognized in earnings in an amount equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the portion of the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

The Company’s pooled trust preferred securities are evaluated for OTTI using an analysis to determine whether there has been an adverse change in the expected cash flows. The evaluation also includes monitoring the ratings assigned by national rating agencies such as Moody’s Investor Service to determine if any downgrades have occurred, and a detailed review of the underlying collateral to determine a break in yield point. These securities were investment grade at purchase, but at June 30, 2009 Moody’s rated these securities as Ca, which are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest, and C, which are judged to be of poor standing and are subject to very high credit risk. The issuers in these securities are primarily banks, but some of the pools do include a limited number of insurance companies.

The OTTI model considers the structure and term of the Collateralized Debt Obligation (“CDO”) and the financial condition of the underlying issuers. Specifically, the model details interest rates, principal balances of note classes and underlying issuers, the timing and amount of interest and principal payments of the underlying issuers, and the allocation of the payments to the note classes. The estimate of expected cash flows was based on the most recent trustee reports and any other relevant market information, including announcements of interest payment deferrals or defaults of underlying trust preferred securities. Assumptions used in the model included expected future default rates, prepayments, and recovery. Management treats all interest payment deferrals as defaults. In addition, management uses the model to “stress” each CDO, or make assumptions more severe than expected activity, to determine the degree to which assumptions could deteriorate before the CDO could no longer fully support repayment of the Company’s note class. As of June 30, 2009, the analysis revealed that OTTI existed on some of these investments, and accordingly, the Company recognized $891 of credit OTTI for the quarter ended June 30, 2009. Upon completion of the September 30, 2009 analysis, management’s model indicated that all of these securities had continued to experience significant additional defaults or deferrals during the third quarter of 2009 and additional OTTI existed on all of these securities. Based on this analysis, management decided to sell the pooled trust preferred securities and wrote down these investments to fair value as of September 30, 2009.  The fair value was calculated using bid prices obtained from independent brokerage houses. For the five pooled trust preferred securities owned by the Company, only one of the securities received multiple bids and the Company wrote this investment, with an amortized cost of $2,779, down to $255 as of September 30, 2009.  On October 27, 2009, the Company sold this pooled trust preferred security for $255. The remaining four pooled trust preferred securities, with an aggregate amortized cost of $4,905, received a bid totaling $19, which management considered to be inconsequential and thus wrote these securities down to $0, as a full impairment loss.

The table below presents a roll-forward of the credit losses recognized in earnings for the period ended December 31, 2009:

Beginning Balance, January 1, 2009	$—
Additional credit losses not previously recorded	8,320
Reductions for securities that are planned to be sold	(8,320)
Ending Balance, December 31, 2009	$—

The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 2009 by contractual maturity are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$8,538	$8,703	$30,713	$30,727
Due after 1 year through 5 years	33,945	34,686	12,237	12,488
Due after 5 years through 10 years	11,191	11,230	29,839	30,175
Due after 10 years	6,314	6,540	14,990	14,928
Mortgage-backed: residential	139,151	144,451	178,129	184,998
Total	$199,139	$205,610	$265,908	$273,316

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Approximately $66,155 of securities are callable in 2010. Most of these callable securities were issued by U.S. government sponsored enterprises.

Securities with a carrying value of approximately $114,177 and $130,118 at December 31, 2009 and 2008, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

Sales of securities available for sale were as follows:

	2009	2008	2007
Proceeds from sales	$19,777	$89,838	$470
Gross realized gains	245	135	—
Gross realized losses	(136)	(98)	(30)

Net gains on securities transactions in 2009, 2008 and 2007 include recoveries of $0, $64 and $24, respectively, on securities written down in 2001. The tax benefit/expense recorded on securities transactions was not material.

Note 3 - Loans

Major classifications of loans were as follows at December 31:

	2009	2008
Commercial	$267,432	$288,234
Consumer	3,031	4,276
Indirect automobile	2,395	4,454
Real estate
Residential	219,551	242,947
Commercial	280,442	276,995
Home equity	232,607	257,150
Construction	175,186	161,532
Held for sale	—	1,768
Credit card	9,874	10,484
Other	3,079	1,333
Total	1,193,597	1,249,173
Allowance for loan losses	(25,922)	(15,578)
Loans, net	$1,167,675	$1,233,595

The Company makes commercial, consumer and residential real estate loans primarily to customers throughout the western suburbs of Chicago. Construction loans are primarily made to customers engaged in the development and construction of residential real estate projects within the Company’s market area. From time to time the Company will make loans outside of its market area.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2009	2008	2007
Balance, beginning of year	$15,578	$9,269	$10,650
Provision for loan losses	24,925	10,360	375
Loans charged-off	(14,952)	(4,295)	(2,046)
Recoveries	371	244	290
Balance, end of year	$25,922	$15,578	$9,269

Impaired loans are summarized as follows at December 31:

	2009	2008	2007
Year-end loans with no allocated allowance for loan losses	$30,754	$21,187	$1,048
Year-end loans with allocated allowance for loan losses	14,636	9,036	2,685
Total	$45,390	$30,223	$3,733

Amount of the allowance for loan losses allocated to impaired loans at year-end	$1,527	$1,684	$421
Average impaired loans during the year	47,768	20,642	4,629
Interest income recognized during impairment	301	223	129

At December 31, 2009, the Company had $8,601 of loans considered troubled debt restructurings, which are considered impaired loans. The Company has not allocated any specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2009.  The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as troubled debt restructurings.

Nonperforming loans were as follows at December 31:

	2009	2008	2007
Loans past due 90 days or more still on accrual	$790	$1,705	$480
Nonaccrual loans	38,038	23,569	2,297
Total	$38,828	$25,274	$2,777

The Company generally sells mortgage loans with servicing rights released. Activity during the year is as follows:

	2009	2008	2007
Origination of loans held for sale	$50,847	$6,828	$6,175
Proceeds from sales of loans held for sale	53,168	5,480	5,875
Net gains on sales of loans held for sale	553	70	50

Note 4 - Premises and Equipment

Major classifications of assets comprising premises and equipment are summarized as follows at December 31:

	2009	2008
Land	$15,263	$15,263
Premises	47,607	45,893
Furniture and equipment	49,812	48,830
Total	112,682	109,986
Less accumulated depreciation	(68,914)	(65,643)
Premises and equipment, net	$43,768	$44,343

For 2008, the Company reclassified $955 of furniture and equipment, net to discontinued operations.

The Company leases certain branch properties and equipment under operating leases. Rent expense was $454, $421 and $465 for 2009, 2008 and 2007, respectively. Rent commitments before considering renewal options that generally are present, are summarized as follows:

2010	$576
2011	456
2012	316
2013	244
2014	241
Thereafter	344
Total	$2,177

Note 5 - Other Real Estate

Activity in other real estate was as follows at December 31:

	2009	2008
Beginning balance	$4,658	$824
Acquired through loan foreclosure	25,707	4,445
Reductions from sales	(3,922)	(490)
Direct write-down	(449)	(121)
Ending balance	$25,994	$4,658

Expenses relating to other real estate for 2009, 2008 and 2007 were $460, $127 and $0, respectively.

Note 6 - Deposits

The major categories of deposits are summarized as follows at December 31:

	2009	2008
Demand-noninterest-bearing	$125,132	$132,664
Prepaid solutions card deposits	30,577	34,360
NOW	328,405	310,178
Money market checking	403,155	322,207
Savings	330,197	320,763
Time deposits
Less than $100,000	392,501	361,313
$100,000 and greater	147,020	144,440
Total	$1,756,987	$1,625,925

At December 31, 2009, the scheduled maturities of time deposits were as follows:

2010	$346,086
2011	79,797
2012	26,249
2013	69,064
2014	18,124
Thereafter	201
Total	$539,521

Note 7 - Income Taxes

Income tax (benefit) expense is as follows for the years ended December 31:

	2009	2008	2007
Current tax (benefit) expense
Federal	$(2,199)	$8,252	$9,372
State	—	(1,311)	—
Deferred tax benefit	(5,603)	(1,861)	(1,269)
Total	$(7,802)	$5,080	$8,103

The Company recorded income tax expense of $2,248 for 2009, income tax benefit of $281 for 2008 and income tax expense of $395 for 2007 for discontinued operations.

A reconciliation between taxes computed at the statutory federal income tax rate and the consolidated effective tax rates follows:

	2009	2008	2007
Statutory federal income tax rate	(35.0)%	35.0%	35.0%
Decrease in taxes resulting from:
Tax-exempt income	(8.8)%	(2.7)%	(1.3)%
State income taxes, net of federal tax benefit	(10.1)%	(3.4)%	(1.1)%
Dividends on ESOP shares	(22.0)%	(5.2)%	(4.1)%
Bank-owned life insurance	(11.1)%	(3.5)%	(1.7)%
Other items, net	0.1%	2.0%	(0.2)%
Effective tax rate	(86.9)%	22.2%	26.6%

The temporary differences which created deferred tax assets and liabilities at December 31 are summarized below:

	2009	2008
Deferred tax assets
Allowance for loan losses	$10,304	$6,192
Deferred compensation	2,990	2,139
Net unrealized loss on securities available for sale	—	604
Nonaccrual loan interest income	827	515
Pension obligation adjustment	207	254
State net operating loss	2,029	2,053
Other	813	707
Total deferred tax assets	17,170	12,464
Deferred tax liabilities
Net unrealized gain on securities available for sale	2,573	—
Depreciation	499	799
Federal Home Loan Bank stock dividends	611	611
Deposit base intangible	277	266
Qualified prepaid expenses	365	323
Total deferred tax liabilities	4,325	1,999
Net deferred tax assets	$12,845	$10,465

Net deferred tax assets are included in accrued interest and other assets. No valuation allowance was considered necessary for net deferred tax assets. At December 31, 2009, the Company had net operating loss carryforwards for state tax purposes totaling approximately $42,800, which expire at various dates beginning in 2018.

The Company files income tax returns in the U.S. federal jurisdiction and in Illinois. The Company is no longer subject to examination by the U.S. federal tax authorities or by Illinois tax authorities for years prior to 2006.

During the third quarter of 2008, a new State of Illinois tax law was passed which provided clarification on an uncertain tax position previously adopted by the Company. As a result, the Company determined that the reserve on the uncertain tax position was no longer necessary and $1,311 of unrecognized tax positions was reversed. As of December 31, 2009, the Company, based on its evaluation of tax positions, determined that no reserve was necessary.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

2008
Balance at January 1	$1,500
Adjustments based on tax positions	229
Reductions of prior year tax positions	(1,729)
Balance at December 31	$—

Note 8 - Benefit Plans

The Bank maintains the West Suburban Bank 401(k) Profit Sharing Plan (the “401(k) Plan”), which currently serves as the Company’s principal retirement plan. The 401(k) Plan was established to address the limited availability of West Suburban common stock for acquisition by the ESOP and to offer participants an avenue to diversify their retirement savings. The Company recorded expenses totaling $668 and $1,623 during 2009 and 2008, respectively, for contributions to the 401(k) Plan.

The ESOP provides incentives to employees by granting participants an interest in West Suburban common stock, which represents the ESOP’s primary investment.

At December 31, 2009 and 2008, the ESOP held 91,317 and 90,270 shares of West Suburban common stock, respectively, that were allocated to ESOP participants. Upon termination of their employment, participants who elect to receive their benefit distributions in the form of West Suburban common stock may require the Company to purchase the common stock distributed at the appraised fair market value during two 60-day periods. The first purchase period begins on the date the benefit is distributed and the second purchase period begins on the first anniversary of the distribution date. This contingent repurchase obligation is reflected in the Company’s financial statements as “Common stock in ESOP subject to contingent repurchase obligation” and reduces shareholders’ equity by an amount that represents the independently appraised fair market value of all West Suburban common stock held by the ESOP and allocated to participants, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require the Company to purchase the shares.

During 2009 and 2008, the ESOP distributed $788 and $1,483, respectively, in cash representing the interests of participants. In addition, the ESOP distributed 80 shares of West Suburban common stock in 2009 and 192 shares in 2008.

An individual account is established for each participant under the 401(k) Plan and the ESOP, and the benefits payable upon retirement, termination, disability or death are based upon service, the amount of the employer’s, and for the 401(k) Plan, an employee’s, contributions and any income, expenses, gains and losses and forfeitures allocated to the participant’s account.

The Company maintains deferred compensation arrangements with certain former and current executive officers. The deferred compensation expense was $165 for each of the years ended December 31, 2009, 2008 and 2007. Executive officers can elect to defer the payment of a percentage of their salaries and cash bonuses and members of the board of directors can elect to defer the payment of their directors’ fees. In addition, the Company makes annual contributions for the benefit of current participants ($25 for certain senior executive officers and $5 for other executive officers) in the Company’s deferred compensation arrangements. As of December 31, 2009, 13 current executive officers participated in the deferred compensation plan.

The total accumulated liability for all deferred compensation arrangements was $7,522 and $5,381 at December 31, 2009 and 2008, respectively. These amounts are included in accrued interest and other liabilities in the consolidated balance sheets.

The Company maintains a noncontributory postretirement benefit plan covering certain senior executives. The plan provides postretirement medical, dental and long term care coverage for certain executives and their surviving spouses. The eligible retirement age under the plan is age 62. The Company used a December 31 measurement date for its postretirement benefit plan. The plan is unfunded.

Information about changes during 2009 and 2008 in obligations of the postretirement benefit plan follows:

	2009	2008
Change in benefit obligation:
Beginning benefit obligation	$980	$885
Service cost	41	37
Interest cost	61	52
Actuarial (gain) loss	(70)	28
Benefits paid	(19)	(22)
Ending benefit obligation	993	980

Change in plan assets, at fair value:
Beginning plan assets	—	—
Employer contributions	19	22
Benefits paid	(19)	(22)
Ending plan assets	—	—

Unfunded status at December 31	$993	$980

Amounts recognized in accumulated other comprehensive loss at December 31 consist of:

	2009	2008
Net actuarial loss	$290	$387
Prior service cost	231	252
Total	$521	$639

The accumulated benefit obligation was $993 and $980 at December 31, 2009 and 2008, respectively.

Net postretirement benefit costs included the following components:

	2009	2008	2007
Service cost	$41	$37	$26
Interest cost	61	52	38
Amortization of unrecognized prior service cost	21	21	21
Amortization of net loss	27	21	10
Net periodic postretirement benefit cost	150	131	95

Net (gain) loss	(70)	28	189
Prior service cost	—	—	—
Amortization of net gain	(27)	(21)	(9)
Amortization of prior service cost	(21)	(21)	(21)
Total recognized in other comprehensive (income) loss	(118)	(14)	159
Postretirement benefit cost and other comprehensive loss	$32	$117	$254

The estimated net loss and prior service costs for the defined postretirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $21 and $21, respectively.

The discount rate used to determine net periodic benefit costs and benefit obligations in 2009 and 2008 was 5.95% and 6.25%, respectively.

For measurement purposes, a 9% annual rate of increase in the per capita premium cost of covered health care benefits was assumed for 2010, with rates reducing .5% per annum to an ultimate rate of 5% in 2018. Dental benefits were assumed to increase 6% for 2010 with rates reducing .5% per annum to an ultimate rate of 5% in 2012.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest cost	$16	$(13)
Effect on accumulated postretirement benefit obligation	159	(133)

The Company expects to contribute amounts in 2010 to satisfy its obligations. The following benefit payments, which reflect expected future service, are expected for the years indicated:

2010	$20
2011	21
2012	15
2013	22
2014	30
Following 5 Years	257

Note 9 - Off-Balance-Sheet Risk, Contingent Liabilities and Guarantees

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

A summary of the contractual exposure to off-balance-sheet risk as of December 31 follows:

	2009			2008
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Commercial loans and lines of credit	$1,434	$169,158	$170,592	$4,940	$224,216	$229,156
Check credit lines of credit	1,027	—	1,027	1,033	—	1,033
Mortgage loans	8,419	—	8,419	6,712	—	6,712
Home equity lines of credit	2,508	152,281	154,789	—	174,739	174,739
Letters of credit	—	14,650	14,650	—	22,795	22,795
Credit card lines of credit	—	38,771	38,771	—	40,267	40,267
Total	$13,388	$374,860	$388,248	$12,685	$462,017	$474,702

Fixed rate commercial loan commitments at December 31, 2009 generally had interest rates ranging from 3.75% to 7.25% with remaining terms ranging from 1 month to 5 years. Fixed rate mortgage loan commitments at December 31, 2009 generally had interest rates ranging from 4.50% to 5.50% with terms ranging from 10 to 30 years. Fixed rate check credit lines of credit had an interest rate of 18.00% as of December 31, 2009.

Note 10 - Fair Value of Financial Instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Securities:  The fair value of securities is determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair value is calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair value is calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using spread to swap and LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

Impaired Loans:  The fair value of impaired loans secured by real estate with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate:  Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are

generally based on third party appraisals of the property, resulting in a Level 3 classification.   In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Assets and liabilities measured at fair value on a recurring basis and a non-recurring basis, are as follows at year end:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2009 Recurring basis
U.S. government sponsored enterprises	$50,484	$—	$50,484	$—
Mortgage-backed: residential	144,451	—	144,451	—
State and political subdivisions	10,675	—	10,675	—
Total securities available for sale	$205,610	$—	$205,610	$—

2009 Non-recurring basis
Impaired loans	$13,109	$—	$—	$13,109
Other real estate	25,994	—	—	25,994

2008 Recurring basis
Corporate	$23,677	$—	$23,677	$—
Trust preferred	3,463	—	—	3,463
U.S. government sponsored enterprises	23,254	—	23,254	—
Mortgage-backed: residential	165,294	—	165,294	—
State and political subdivisions	10,126	—	10,126	—
Total securities available for sale	$225,814	$—	$222,351	$3,463

2008 Non-recurring basis
Impaired loans	$7,352	$—	$—	$7,352
Other real estate	4,658	—	—	4,658

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $14,636, with a valuation allowance of $1,527 at December 31, 2009, resulting in an additional provision for loan losses of $1,527 during 2009. At December 31, 2008, impaired loans had a carrying amount of $9,036, with a valuation allowance of $1,684, resulting in an additional provision for loan losses of $1,263 during 2008.

Other real estate which is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $25,994, which is made up of the outstanding balance of $26,390, net of a valuation allowance of $396 at December 31, 2009, resulting in a write-down of $275 for the year ending December 31, 2009. At December 31, 2008 other real estate had a carrying amount of $4,658, which is made up of the outstanding balance of $4,779, net of a valuation allowance of $121, resulting in a write-down of $121 during 2008.

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

Securities Available For Sale
Beginning balance, January 1, 2009	$3,463
Increase in unrealized loss	5,048
Included in earnings - realized	(8,320)
Sales	(255)
Interest income on securities	64
Ending balance, December 31, 2009	$—

Carrying values and estimated fair values of the Company’s financial instruments as of December 31 is set forth in the table below:

	2009		2008
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$148,610	$148,610	$55,474	$55,474
Securities
Available for sale	205,610	205,610	225,814	225,814
Held to maturity	265,908	273,316	240,234	244,928
Federal Home Loan Bank stock	7,599	N/A	6,144	N/A
Loans, less allowance for loan losses	1,167,675	1,166,369	1,233,595	1,218,633
Accrued interest	6,048	6,048	6,136	6,136

Financial liabilities
Deposits	1,756,987	1,774,132	1,625,925	1,641,225
Federal funds purchased	—	—	55,000	55,000
Accrued interest	4,994	4,994	5,007	5,007

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

Note 11 - Related Party Transactions

Certain executive officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, are customers of the Bank and received loans from the Bank totaling $8,672 and $9,730 at December 31, 2009 and 2008, respectively. During 2009, $7,065 in new loans and $8,123 in principal payments were made. Related parties maintained deposits at the Bank totaling $39,946 and $49,261 at December 31, 2009 and 2008, respectively.

Note 12 - Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements may result in the initiation of actions by regulators that could have direct material effects on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, each entity must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Regulations require the Company and the Bank to maintain minimum capital amounts and ratios (set forth in the following table). Management believes that as of December 31, 2009, the Company and the Bank exceeded all capital adequacy requirements.

Management’s present policy is to limit dividends from the Bank so that the Bank qualifies as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991. This policy minimizes the amount of FDIC insurance premiums paid by the Bank and provides capital to fund growth. As of December 31, 2009, the Bank could pay, in the aggregate, dividends of approximately $17,400 to West Suburban while remaining a “well-capitalized” institution. Dividends from the Bank are West Suburban’s primary source of cash flow.

As of December 31, 2009 and 2008, the Bank exceeded the minimum capital ratios required for it to qualify as “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized”, the Bank must maintain minimum ratios for total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets as set forth in the following table. There are no conditions or events since that notification that management believes would result in a change of the category.

The capital amounts and ratios of the Company and the Bank for purposes of the prompt corrective action framework are presented in the table below:

	Actual		Minimum For Capital Adequacy Purposes		Minumum To Be Well- Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009
Total capital (to risk weighted assets)
Company	$171,609	12.0%	$114,005	8.0%	N/A	N/A
Bank	159,818	11.2%	113,908	8.0%	142,385	10.0%
Tier 1 capital (to risk weighted assets)
Company	153,696	10.8%	57,003	4.0%	N/A	N/A
Bank	141,920	10.0%	56,954	4.0%	85,431	6.0%
Tier 1 capital (to average assets)
Company	153,696	8.1%	76,396	4.0%	N/A	N/A
Bank	141,920	7.5%	76,091	4.0%	95,114	5.0%

As of December 31, 2008
Total capital (to risk weighted assets)
Company	$177,062	12.1%	$117,232	8.0%	N/A	N/A
Bank	161,575	11.0%	117,136	8.0%	146,421	10.0%
Tier 1 capital (to risk weighted assets)
Company	161,484	11.0%	58,616	4.0%	N/A	N/A
Bank	145,997	10.0%	58,568	4.0%	87,852	6.0%
Tier 1 capital (to average assets)
Company	161,484	8.7%	74,317	4.0%	N/A	N/A
Bank	145,997	7.9%	74,065	4.0%	92,581	5.0%

The appraised fair market value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Note 13 - Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

	2009	2008	2007
Net unrealized holding gain on available for sale securities	$8,098	$277	$6,968
Reclassification adjustments for losses and gains later recognized in income	(109)	(101)	387
Tax effect	(3,176)	(70)	(2,923)
Net unrealized gain on available for sale securities	4,813	106	4,432

Change in postretirement obligation, gain (loss)	118	15	(159)
Tax effect	(47)	(6)	63
Net change in postretirement obligation, gain (loss)	71	9	(96)
Other comprehensive income	$4,884	$115	$4,336

A summary of the accumulated other comprehensive (loss) income balances, net of tax were as follows:

	Balance at 12/31/08	Current Period Change	Balance at 12/31/09
Unrealized (losses) gains on securities available for sale	$(915)	$4,813	$3,898
Unrealized loss on postretirement obligation	(385)	71	(314)
Total	$(1,300)	$4,884	$3,584

Note 14 - Condensed Financial Information - Parent Only

Condensed Balance Sheets

December 31, 2009 and 2008

	2009	2008
Assets
Cash	$6,844	$14,977
Securities held to maturity (fair value $4,710 in 2009 and of $4,427 in 2008)	4,841	4,703
Investment in subsidiary	145,630	144,822
Other assets	959	985
Total assets	$158,274	$165,487

Liabilities and shareholders’ equity
Dividends payable	$—	$4,325
Other liabilities	281	263

Common stock in ESOP subject to contingent repurchase obligation	31,230	46,670

Shareholders’ equity	126,763	114,229
Total liabilities and shareholders’ equity	$158,274	$165,487

Condensed Statements of Income

Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Income
Dividends from subsidiary	$3,262	$11,761	$20,558
Interest income
Deposits	78	242	513
Securities	211	279	291
Net realized gains on securities transactions	—	16	—
Other	—	13	—
Total income	3,551	12,311	21,362

Expense
Other	452	659	417
Total expense	452	659	417
Income before income taxes	3,099	11,652	20,945
Income tax (benefit) expense	(143)	(190)	14
Income before equity in undistributed net income of subsidiary	3,242	11,842	20,931
Equity in undistributed net (loss) income of subsidiary	(4,077)	4,974	2,482
Net (loss) income	$(835)	$16,816	$23,413

Condensed Statements of Cash Flows

Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash flows from operating activities
Net (loss) income	$(835)	$16,816	$23,413
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income tax provision (benefit)	7	(7)	7
Equity in undistributed net loss (income) of subsidiary	4,077	(4,974)	(2,482)
Net discount accretion of securities	(139)	(131)	(121)
Net realized gains on securities transactions	—	(16)	—
Decrease (increase) in other assets	19	37	(69)
Increase (decrease) in other liabilities	18	(37)	41
Net cash provided by operating activities	3,147	11,688	20,789
Cash flows from investing activities
Securities available for sale
Sales	—	2,472	—
Maturities and calls	—	485	—
Net cash provided by investing activities	—	2,957	—
Cash flows from financing activities
Repurchase and retirement of common stock	(2,658)	—	—
Cash dividends paid	(8,622)	(17,300)	(21,625)
Net cash used in financing activities	(11,280)	(17,300)	(21,625)
Net decrease in cash	(8,133)	(2,655)	(836)
Beginning cash	14,977	17,632	18,468
Ending cash	$6,844	$14,977	$17,632

Note 15 - Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited income, expense and per share data on a quarterly basis for the three-month periods indicated:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year Ended December 31, 2009
Interest income	$19,825	$20,145	$20,793	$21,337
Interest expense	6,083	6,082	6,295	6,527
Net interest income	13,742	14,063	14,498	14,810
Provision for loan losses	10,375	5,600	7,650	1,300
Net interest income after provision for loan losses	3,367	8,463	6,848	13,510
Noninterest income	3,480	(3,516)	3,243	2,579
Noninterest expense	12,163	13,146	13,578	11,133
(Loss) income from continuing operations before income taxes	(5,316)	(8,199)	(3,487)	4,956
Income tax (benefit) expense	(2,749)	(5,132)	(1,190)	1,269
Net (loss) income from continuing operations	(2,567)	(3,067)	(2,297)	3,687
Gain on sale of prepaid solutions group, net of tax	3,313	—	—	—
Discontinued operations, net of tax	(335)	333	(109)	207
Net income (loss) from discontinued operations	2,978	333	(109)	207
Net income (loss)	$411	$(2,734)	$(2,406)	$3,894
(Loss) earnings from continuing operations per share	$(5.91)	$(7.16)	$(5.36)	$8.54
Earnings (loss) from discontinued operations per share	6.93	0.78	(0.25)	0.48
Earnings (loss) per share	1.02	(6.38)	(5.61)	9.02

Year Ended December 31, 2008
Interest income	$22,534	$23,785	$23,876	$24,865
Interest expense	7,567	7,951	8,331	10,123
Net interest income	14,967	15,834	15,545	14,742
Provision for loan losses	3,250	4,060	2,200	850
Net interest income after provision for loan losses	11,717	11,774	13,345	13,892
Noninterest income	1,715	2,827	3,359	4,563
Noninterest expense	9,461	10,143	10,949	10,317
Income from continuing operations before income taxes	3,971	4,458	5,755	8,138
Income tax expense	1,406	36	1,369	2,269
Net income (loss) from continuing operations	2,565	4,422	4,386	5,869
Discontinued operations, net of tax	(150)	55	(139)	(192)
Net income (loss)	$2,415	$4,477	$4,247	$5,677
Earnings (loss) from continuing operations per share	$5.94	$10.22	$10.14	$13.57
(Loss) earnings from discontinued operations per share	(0.36)	0.13	(0.32)	(0.44)
Earnings (loss) per share	5.58	10.35	9.82	13.13

During the fourth quarter of 2009, the Company’s provision for loan losses increased $4,775 primarily due to $9,688 in loan charge-offs during the quarter. Noninterest income increased $6,996 primarily due to the Company writing off its holdings of pooled trust preferred securities totaling $7,429 during the third quarter of 2009. Additionally, during the fourth quarter of 2009, the Company recorded a gain of $3,313, net of tax, on the sale of the prepaid solutions group.

During the fourth quarter of 2008, the Company’s noninterest income decreased $1,112 primarily due to a decrease in BOLI income as a result of a decrease in the market value of the underlying investments associated with the insurance policies that are tied to the deferred compensation plans. Income tax expense increased $1,370 during the fourth quarter of 2008 due to a State of Illinois tax law passed during the third quarter of 2008 which provided clarification on an uncertain tax position previously adopted by the Company. As a result, the Company determined that the reserve for the uncertain tax position was no longer necessary during the third quarter of 2008.

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

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among West Suburban Bancorp, Inc., The S&P 500 Index

and a Peer Group

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.

Fiscal year ending December 31.

Copyright© 2010 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

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

	Total Return Based on Initial Investment of $100.00
	2004	2005	2006	2007	2008	2009
The Company	$100.00	$106.79	$121.82	$120.99	$99.66	$68.46
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11
Peer Group	100.00	102.56	104.28	71.42	45.89	31.30

The Total Returns of the companies included in the above peer groups have been assigned various weights based on their relative market capitalizations.

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)

The following information should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report. All periods reported have been reclassified, as appropriate, for discontinued operations comparative purposes.

	Years Ended December 31,
	2009	2008	2007	2006	2005
Selected operating data
Interest income	$82,100	$95,060	$108,462	$105,736	$89,389
Interest expense	24,987	33,972	48,206	45,334	30,269
Net interest income	57,113	61,088	60,256	60,402	59,120
Provision for loan losses	24,925	10,360	375	150	1,375
Net interest income after provision for loan losses	32,188	50,728	59,881	60,252	57,745
Noninterest income (1)	5,786	12,464	13,684	14,570	15,797
Noninterest expense	50,020	40,870	42,648	39,929	38,109
(Loss) income from continuing operations before income taxes	(12,046)	22,322	30,917	34,893	35,433
Income tax (benefit) expense	(7,802)	5,080	8,103	9,764	10,174
Net (loss) income from continuing operations	(4,244)	17,242	22,814	25,129	25,259
Gain on sale of prepaid solutions group, net of tax	3,313	—	—	—	—
Discontinued operations, net of tax	96	(426)	599	222	227
Net income (loss) from discontinued operations	3,409	(426)	599	222	227
Net (loss) income	$(835)	$16,816	$23,413	$25,351	$25,486

Per share data
(Loss) earnings from continuing operations per share	$(9.89)	$39.87	$52.75	$58.11	$58.41
Earnings (loss) from discontinued operations per share	7.94	(0.99)	1.38	0.51	0.52
(Loss) earnings per share	(1.95)	38.88	54.13	58.62	58.93
Cash dividends declared	10.00	40.00	50.00	50.00	50.00
Book value (2)	370.14	372.03	373.34	359.18	344.60

Selected balances, end of year
Securities	$479,117	$472,192	$488,739	$503,201	$536,362
Loans, less allowance for loan losses	1,167,675	1,233,595	1,226,571	1,153,885	1,091,747
Total assets	1,938,583	1,867,420	1,851,357	1,876,643	1,827,191
Deposits	1,756,987	1,625,925	1,637,714	1,677,844	1,639,666
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (2)	157,993	160,899	161,468	155,344	149,038

Ratios
Return on average total assets	(0.04)%	0.90%	1.26%	1.38%	1.43%
Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (2)	(0.52)%	10.40%	14.83%	16.83%	17.05%
Cash dividends declared to net income	(514.61)%	102.88%	92.36%	85.30%	84.85%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (2)	8.57%	8.67%	8.49%	8.18%	8.40%
Net interest margin (3)	3.39%	3.58%	3.50%	3.54%	3.59%

(1)    Noninterest income includes gains (losses) on sales on securities of $109 in 2009, $101 in 2008, ($6) in 2007, $85 in 2006 and $206 in 2005. Noninterest income for 2009 includes ($8,320) for the impairment of pooled trust preferred securities and for 2007 includes the impairment of FHLMC stock of ($381).

(2)    See Note 8 to the Company’s consolidated financial statements and “Non-GAAP Financial Measures.” This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

(3) Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

NON-GAAP FINANCIAL MEASURES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States (“GAAP”). However, management uses certain non-GAAP measures and ratios to evaluate and measure the Company’s performance. These measures and ratios include book value per share, return on shareholders’ equity and average shareholders’ equity to average total assets. For each of these measures and ratios, the Company adds to shareholders’ equity the amount in “common stock in ESOP subject to contingent repurchase obligation.” Under the ESOP, the Company has certain contingent repurchase obligations to buy back common stock distributed to participants, as described in more detail in Note 8 to the Company’s audited financial statements. This contingent repurchase obligation is reflected in the Company’s financial statements as “common stock in ESOP subject to contingent repurchase obligation” and, in accordance with GAAP, reduces shareholders’ equity. The Company believes that it is unlikely that the Company would be required to satisfy its contingent repurchase obligation and therefore believes that adjusting shareholders’ equity by adding “common stock in ESOP subject to contingent repurchase obligation” to that amount provides a more meaningful view of the applicable measures and ratios. In addition, management believes that the return on average shareholders’ equity, a financial measure frequently considered to evaluate the performance of bank holding companies, would be significantly overstated.

The following table presents a reconciliation of certain non-GAAP performance measures and ratios used by the Company to the most directly comparable GAAP financial measures for the years ended December 31 (dollars in thousands, except per share data):

	2009	2008	2007	2006	2005
Shareholders’ equity (GAAP)	$126,763	$114,229	$104,561	$95,335	$94,660
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP)	157,993	160,899	161,468	155,344	149,038
Book Value Per Share (GAAP) (1)	296.97	264.12	241.76	220.43	218.87
Book Value Per Share (non-GAAP) (2)	370.14	372.03	373.34	359.18	344.60
Return on average shareholders’ equity (GAAP) (3)	(0.70)%	16.01%	24.04%	27.05%	26.62%
Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP) (4)	(0.52)%	10.40%	14.83%	16.83%	17.05%
Average shareholders’ equity to average total assets (GAAP) (5)	6.34%	5.63%	5.24%	5.09%	5.38%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (non-GAAP) (6)	8.57%	8.67%	8.49%	8.18%	8.40%

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

	Years Ended December 31,
	2009			2008			2007
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Federal funds sold	$61,280	$162	0.3%	$7,898	$198	2.5%	$58,267	$3,061	5.3%
Securities
Taxable	420,986	17,985	4.3%	465,555	21,109	4.5%	467,953	19,192	4.1%
Exempt from federal income tax (1)	28,253	1,730	6.1%	30,428	1,809	5.9%	27,789	1,725	6.2%
Total securities (1)	449,239	19,715	4.4%	495,983	22,918	4.6%	495,742	20,917	4.2%
Loans (1)(2)	1,201,646	63,131	5.3%	1,231,226	72,916	5.9%	1,185,439	85,181	7.2%
Total interest-earning assets (1)(2)	1,712,165	83,008	4.8%	1,735,107	96,032	5.5%	1,739,448	109,159	6.3%
Cash and due from banks	39,982			34,877			38,444
Premises and equipment, net	45,448			43,827			42,074
Other real estate	10,426			997			627
Allowance for loan losses	(19,859)			(11,505)			(9,985)
Accrued interest and other assets (2)	82,489			61,977			49,648
Total assets	$1,870,651			$1,865,280			$1,860,256
Liabilities and shareholders’ equity
Interest-bearing deposits
NOW	$314,199	275	0.1%	$307,033	1,347	0.4%	$306,680	2,881	0.9%
Money market checking	370,914	6,507	1.8%	326,367	8,021	2.5%	290,610	12,415	4.3%
Savings	333,243	1,392	0.4%	334,266	2,627	0.8%	359,173	6,347	1.8%
Time deposits
Less than $100,000	372,061	12,079	3.2%	368,943	15,282	4.1%	393,708	18,516	4.7%
$100,000 and greater	135,242	4,691	3.5%	146,492	6,031	4.1%	164,785	8,044	4.9%
Total interest-bearing deposits	1,525,659	24,944	1.6%	1,483,101	33,308	2.2%	1,514,956	48,203	3.2%
Other interest-bearing liabilities	8,468	43	0.5%	32,375	664	2.1%	65	3	4.6%
Total interest-bearing liabilities	1,534,127	24,987	1.6%	1,515,476	33,972	2.2%	1,515,021	48,206	3.2%
Demand-noninterest-bearing deposits	152,332			138,106			145,314
Accrued interest and other liabilities	23,953			50,035			42,001
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (3)	160,239			161,663			157,920
Total liabilities and shareholders’ equity	$1,870,651			$1,865,280			$1,860,256
Net interest income		$58,021			$62,060			$60,953
Interest rate spread			3.2%			3.3%			3.1%
Net interest margin (1)			3.4%			3.6%			3.5%

(1)    Interest income, net interest margin and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

(2)    The average balances of nonaccrual loans are included in accrued interest and other assets.

(3)    See Note 8 to the Company’s consolidated financial statements and “Non-GAAP Financial Measures.” This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company’s financial condition as of December 31, 2009 and 2008, and the results of operations for each of the three years in the period ended December 31, 2009. This discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report. The financial information provided below is rounded in order to simplify the presentation of management’s discussion and analysis. However, the ratios and percentages provided below are calculated using the more detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

Critical Accounting Policies

The Company’s financial statements are prepared in conformity with accounting principles generally accepted in the U.S. These accounting principles, which can be complex, are significant to our financial condition and our results of operations and require management to apply significant judgment with respect to various accounting, reporting and disclosure matters. Management must use estimates, assumptions and judgments to apply these principles where actual measurements are not possible or practical. These estimates, assumptions and judgments are based on information available as of the date of this report and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of West Suburban’s Board of Directors. This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report.

In management’s view, the accounting policies that are critical to the Company are those relating to estimates, assumptions and judgments regarding the determination of the adequacy of the allowance for loan losses, the Company’s federal and state tax obligations, the determination of the fair value of certain of the Company’s investment securities, and the carrying value of other real estate.

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

Loans are evaluated on a category by category basis to determine the appropriate allocation of allowance to each category. In addition, individual commercial, construction and commercial mortgage loans are evaluated to determine if a specific loss allocation is needed for problem loans deemed to have a shortfall in collateral. Management also considers the borrower’s current economic status including liquidity and future business viability. Other factors used in the allocation of the allowance include levels and trends of past dues and charge-offs along with concentrations of credit within the commercial and commercial real estate loan portfolios. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as developments occur. Along with the allocation of the allowance on a category by category basis and the specific allocations for individual borrowing relationships, the allowance includes a relatively small portion that remains unallocated. Management adjusts the allowance for loan losses by an amount sufficient to maintain the allowance at the level determined appropriate. A loan is fully or partially charged-off when all or portions of the loan is deemed to be uncollectible by management. The Company believes that the allowance for loan losses is adequate to provide for estimated probable incurred credit losses in the loan portfolio.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Loans for which the terms have been modified and the borrower is experiencing financial difficulties are considered troubled debt restructurings are and classified as impaired. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.

Income Taxes. The Company is subject to income tax laws of the U.S. and the State of Illinois. These laws are complex and subject to different interpretations by the taxpayer and the various taxing authorities. Management makes certain judgments and estimates about the application of these inherently complex laws when determining the provision for income taxes. Federal and state taxing authorities have recently become increasingly aggressive in challenging tax positions taken by financial institutions, including positions that may be taken by the Company. During the preparation of the Company’s tax returns, management makes reasonable interpretations of the tax laws which are subject to challenge upon audit by the tax authorities. These interpretations are also subject to reinterpretation based on management’s ongoing assessment of facts and evolving case law.

On a quarterly basis, management evaluates the reasonableness of its effective tax rate based upon its current best estimate of net income and applicable taxes expected for the full year. Deferred tax assets and liabilities are evaluated on a quarterly basis, or more frequently if necessary.

Temporary Decline in Fair Value of Securities. The Company evaluates its debt and equity securities for other-than-temporary impairment under FASB guidance “Investments in Debt and Equity Securities.” The guidance applies to debt securities, as well as equity securities not accounted for under the equity method (i.e., cost method investments), unless the investments are subject to other accounting guidance, such as FASB guidance “Beneficial Interest in Securitized Financial Assets.” Investments in securitized structures such as collateralized mortgage obligations and collateralized debt obligations that are not high quality investment grade securities upon acquisition are subject to this guidance. High quality investment grade securities are defined as securities with an investment grade of “AA” or higher.

In accordance with FASB guidance “Investments in Debt and Equity Securities,” declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In determining OTTI on debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and near-term prospects of the issuer; (3) whether the market decline was affected by macroeconomic conditions; and (4) whether the Company has the intent to sell the debt security or whether it is more likely than not the Company will be required to sell the debt security before its anticipated recovery. The assessment of whether OTTI exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

Management evaluates pooled trust preferred securities in accordance with FASB guidance “Beneficial Interest in Securitized Financial Assets,” which requires the evaluation of the expected cash flows to determine whether there has been an adverse change in the expected cash flows. Additionally, the Company monitors investment grades on the pooled trust preferred securities to determine whether there has been an adverse change in the investment grades and performs an analysis of the underlying collateral to determine a break in yield point. Any adverse changes in expected cash flows that are other-than-temporary are reflected as realized losses.

Other Real Estate. Assets acquired through or instead of loan foreclosure are initially recorded at lower of cost or fair value less costs to sell when acquired, establishing a new cost basis.  If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense.  Operating costs after acquisition are expensed as incurred.

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

The following table presents the Company’s significant fixed and determinable contractual obligations and significant commitments by payment date as of December 31, 2009 (dollars in thousands). The payment amounts represent those amounts contractually due to the recipient and do not include any carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced Note to the Company’s Consolidated Financial Statements included in this annual report.

	Note Reference	One Year or Less	Over One Year to Three Years	Over Three Years to Five Years	Over Five Years	Total
Deposits without a stated maturity	6	$1,186,889	$—	$—	$—	$1,186,889
Time deposits	6	346,086	106,046	87,188	201	539,521
Prepaid solutions cards deposits	6	30,577	—	—	—	30,577
Operating leases	4	576	772	485	344	2,177
Commitments to extend credit
Fixed rate	9					13,388
Variable rate	9					374,860
Deferred compensation	8					7,522
Postretirement benefit plan	8					993

Balance Sheet Analysis

Total Assets. Total consolidated assets at December 31, 2009, increased 3.8% from the prior year-end. This increase was primarily due to increases in cash and cash equivalents and other real estate owned, partially offset by decreases in the loan portfolio. Total average assets in 2009 increased .3% from the prior year primarily due to an increase in average federal funds sold.

Cash and Cash Equivalents. Cash and cash equivalents at December 31, 2009 increased 167.9% from the prior year-end due to increases in cash and federal funds sold. Although rates paid on federal funds sold are currently at historically low levels, the Company believes that it is prudent to maintain a higher level of liquidity with the current state of the economy.

Securities. The Company’s securities portfolio increased 1.5% at December 31, 2009 from the prior year-end. This increase was primarily due to increasing holdings in securities issued by U.S. government sponsored enterprises in order to earn a higher yield when compared to alternative investments such as federal funds sold. These securities were purchased due to their low credit risk and the Company’s high level of certainty that these securities would be called prior to maturity. Additionally, the Company purchased a $30.0 million municipal bond with a one year maturity as a short-term alternative to federal funds sold. These additions were partially offset by the Company liquidating its holdings in corporate securities in order to reduce credit risk in the portfolio. The Company also sold one of its holdings in pooled trust preferred securities and wrote off all of its remaining holdings in pooled trust preferred securities.

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

Securities available for sale are carried at fair value, while securities held to maturity and Federal Home Loan Bank stock are carried at cost. Security portfolio gross unrealized gains of $14.4 million were offset by gross unrealized losses of $.5 million as of December 31, 2009, as compared with gross unrealized gains of $9.9 million and gross unrealized losses of $6.7 million as of December 31, 2008.

Fair values for states and political subdivisions securities are generally determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Characteristics utilized by matrix pricing include insurer, credit support, state of issuance and bond rating. These factors are used to incorporate additional spreads and municipal curves. A separate curve structure is used for bank-qualified municipal bonds. This structure is different than the approach used for general market municipals. For the bank-qualified municipal bonds, active quotes are obtained when available.

Fair values for U.S. government sponsored enterprises issued securities are determined using a combination of daily closing prices, evaluations, income data, security master (descriptive) data and terms and conditions data. Additional data used to compute the fair value of U.S. government sponsored enterprises issued residential mortgage-backed pass-through securities (FHLMC, FNMA, and GNMA pools) includes daily composite seasoned, pool-specific, and generic coupon evaluations, and factors and descriptive data for individual pass-through pools. Additional data used to compute the fair value of U.S. government sponsored enterprises issued collateralized mortgage obligations include daily evaluations and descriptive data.

Loans. Total loans outstanding at December 31, 2009 decreased 4.4% from the prior year-end primarily due to decreases in the home equity, residential real estate and commercial loan portfolios. These decreases were partially offset by an increase in the construction loan portfolio, which was primarily due to the increase in the outstanding balance of one borrower with strong financial resources and a positive relationship with the Company. The decrease in the home equity loan portfolio was due to payoffs resulting from refinancing activity, as well as a decrease in home equity loan originations. The decrease in the residential real estate loan portfolio was due to refinancing activity in the mortgage loan portfolio. Additionally, the Company discontinued its purchase of mortgage loans from the secondary market.

Allowance for Loan Losses and Asset Quality. The ratio of the allowance for loan losses to total loans outstanding was 2.17% and 1.25% at December 31, 2009 and 2008, respectively. The following table is an analysis of the Company’s nonperforming loans and other real estate at December 31 (dollars in thousands):

	2009	2008	2007
Loans past due 90 days or more still on accrual	$790	$1,705	$480
Nonaccrual loans	38,038	23,569	2,297
Total nonperforming loans	$38,828	$25,274	$2,777
Nonperforming loans as a percent of total loans	3.25%	2.02%	0.22%
Allowance for loan losses as a percent of nonperforming loans	67%	62%	334%
Other real estate	$25,994	$4,658	$824
Nonperforming assets as a percent of total assets	3.34%	1.60%	0.19%

The level of the allowance for loan losses is determined by evaluating the general allowance, which is allocated to pools of loans, as well as the specific allowance allocated to impaired loans. The Company utilizes a matrix which tracks changes in various categories that management has determined to have direct effects on the performance of the loan portfolio. These categories include: charge-off history, trends in the national and local economies, loan concentrations, past due trends, loan volume trends and loan risk migration. The matrix assigns factors to each loan category which is used to determine the amount of the general allowance. The specific allowance allocated to impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the loan’s collateral, if repayment of the loan is collateral dependent.

Net loan charge-offs were $14.6 million and $4.1 million 2009 and 2008, respectively. This increase was primarily due to the increase in the level of nonperforming loans and declines in collateral values. Nonperforming loans (nonaccrual and loans past due 90 days or more still on accrual) increased to $38.8 million at December 31, 2009, from $25.3 million at December 31, 2008. Nonaccrual loans increased to $38.0 million at December 31, 2009 from

$23.6 million at December 31, 2008. During the second quarter of 2009, two commercial relationships totaling $19.5 million were classified as nonaccrual, partially offset by the transfer of two other commercial relationships totaling $14.3 million to other real estate. During the third quarter of 2009, commercial relationships totaling $13.2 million were classified as nonaccrual, partially offset by the transfer of $1.7 million of commercial and residential relationships to other real estate. During the fourth quarter of 2009, commercial relationships totaling $6.0 million were classified as nonaccrual, offset by the transfer of $8.6 million of commercial relationships to other real estate. The Company’s loans past due 90 days or more still on accrual decreased to $.8 million at December 31, 2009 from $1.7 million at December 31, 2008. This decrease was primarily due to the classification of three residential real estate loans along with one commercial real estate loan as nonaccrual. Additionally, three other residential real estate loans and two home equity loans were repaid, while one commercial loan became 90 days or more past due.

The provision for loan losses increased $14.6 million in 2009 over 2008. The Company determined that additional loan loss provisions were necessary due to the increased levels of charge-offs and nonperforming loans, an increase in loan loss reserves allocated to specific impaired loans and downward trends in the national and local economies.

Approximately $1.5 million, or 5.9%, of the $25.9 million allowance for loan losses at December 31, 2009, relates to loans specifically reserved. This compares to a specific reserve of $1.7 million, or 10.8%, of the total allowance for loan losses at December 31, 2008. The general reserve as a percent of overall loans was 2.04% at December 31, 2009, as compared to 1.11% at December 31, 2008. The increase in the general reserve as a percent of loans is due to actual historical losses, management’s review of internal classified loans, management’s expectation of overall economic conditions in the areas in which the Company operates and management’s expected losses with the overall level of real estate loans within the Company’s portfolio.

At December 31, 2009, the Company had $8.6 million of loans considered troubled debt restructurings, which are considered impaired loans. The Company has not allocated any specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2009.  The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as troubled debt restructurings.

Bank-Owned Life Insurance (“BOLI”). The carrying value of BOLI increased to $37.6 million at December 31, 2009 from $35.4 million at December 31, 2008. This increase was due to an increase in the market value of the underlying investments associated with the insurance policies that are tied to the deferred compensation plan. The increase was a direct result of the market conditions that existed during the year. The underlying investments consist of mutual funds and the investment decisions are made by the participants in the deferred compensation plan.

Other Real Estate. During 2009, the Company acquired properties with an aggregate carrying value of $25.7 million. Of this amount, $23.9 million related to eight commercial loan relationships, $1.0 million related to six residential real estate relationships and $.8 million related to two commercial real estate relationships. During 2009, the Company sold properties with an aggregate carrying value of $3.9 million of which $1.4 million was related to construction properties. On a monthly basis, the Company evaluates the carrying value of all other real estate properties and takes write-downs on these properties as necessary. During 2009, the Company recorded write downs of $.4 million on six commercial properties and $.1 million on a commercial real estate property. The Company is actively marketing the properties it holds in its other real estate portfolio in a continuing effort to reduce this portfolio.

Deposits. Total deposits at December 31, 2009 increased 8.1% from the prior year-end, primarily due to a significant increase in money market checking along with increased balances in NOW, savings and time deposits. These increases were partially offset by a decrease in demand-non-interest-bearing deposits and prepaid solutions cards deposits. Management believes that due to the current state of the economy, some customers have migrated from non-liquid time deposits to more liquid deposit products such as money market checking and savings. The increase in time deposits less than $100,000 was primarily in time deposits with short maturities. In general, management promotes the Company’s deposit products when it believes appropriate and prices its products in a manner intended to retain the Company’s current customers as well as attract new customers while maintaining an acceptable net interest margin. The Company currently holds $30.6 million of deposits related to balances on cards issued by the prepaid solutions group. The Company expects to transfer these deposits at carrying value during 2010 in connection with the transfer of the Company’s issuing bank responsibilities under the prepaid card programs originated by the Company’s former prepaid solutions group.

Federal Funds Purchased. The Company did not have any federal funds purchased at December 31, 2009, compared to $55.0 million at December 31, 2008. This decrease was the result of the maturity of 90-day term funds purchased by the Company in the fourth quarter of 2008 to take advantage of attractive interest rates available from the Federal Reserve. Purchases of federal funds are infrequent, but the Company accesses its various federal funds lines from time to time in order to meet liquidity needs when necessary.

Prepaid Solutions Cards. Outstanding balances on prepaid solutions cards, which represent the total of prepaid solutions cards deposits and prepaid solutions cards liabilities, decreased 2.8% at December 31, 2009 from the prior year-end. On December 4, 2009, the Company sold its prepaid solutions card division. The Bank remains the card issuing bank under the card programs transferred, although the Bank intends to transfer such responsibilities, and the related assets and liabilities to another financial institution. Although the outstanding balances on prepaid solutions cards will remain on the Company’s balance sheet for a period of time, the Company will no longer record the income and expense associated with the prepaid solutions cards.

Capital Resources

Shareholders’ equity at December 31, 2009 increased 11.0% from December 31, 2008. The increase was primarily due to a $15.4 million decrease in the amount reclassified on ESOP shares and a change in accumulated comprehensive income to a $3.6 million unrealized gain from an unrealized loss position of $1.3 million at December 31, 2008. This increase was partially offset by a net loss of $.8 million, dividends declared of $4.3 million and the repurchase and retirement of common stock of $2.7 million.

Banking regulations require the Company and the Bank to maintain minimum capital amounts and ratios. As of December 31, 2009, all capital ratios were in excess of the regulatory capital requirements which call for a minimum total risk-based capital ratio of 8% for each of the Company and the Bank, a minimum Tier 1 risk-based capital ratio of 4% for each of the Company and the Bank and a minimum leverage ratio (3% for the most highly rated banks and bank holding companies that do not expect significant growth; all other institutions are required to maintain a minimum leverage capital ratio of 4% to 5% depending on their particular circumstances and risk and growth profiles) for each of the Company and the Bank. Bank holding companies and their subsidiaries are generally expected to operate at or above the minimum capital requirements. As of December 31, 2009, all capital ratios were in excess of regulatory minimums and should allow the Company and the Bank to operate without significant capital adequacy concerns. In addition, the Bank operates a subsidiary that participates in the Bank’s real estate lending business and is intended to qualify as a real estate investment trust. This subsidiary is also intended to facilitate capital raising efforts, if such efforts become necessary, by enabling the Bank to access the capital markets through the subsidiary.

As of December 31, 2009 and 2008, the Bank exceeded the minimum capital ratios required to qualify as a “well-capitalized” institution as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended. On a consolidated basis, the Company also exceeded regulatory capital requirements. There are no conditions or events since December 31, 2009 that management believes would result in a change of it being considered “well-capitalized.” In accordance with applicable regulations, the appraised fair market value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Liquidity

Effective liquidity management ensures the availability of funding sources at minimum cost to meet fluctuating deposit balances, loan demand needs and to take advantage of earnings enhancement opportunities. A large, stable core deposit base and a strong capital position are the solid foundation for the Company’s liquidity position. Liquidity is enhanced by a securities portfolio structured to provide liquidity as needed. The Company also maintains relationships with correspondent banks to purchase federal funds subject to underwriting and collateral requirements. Additionally, subject to credit underwriting, collateral, capital stock, and other requirements of the Federal Home Loan Bank of Chicago (the “FHLB”), the Company is able to borrow from the FHLB on a “same day” basis. As of December 31, 2009, the Company could have borrowed up to approximately $152 million from the FHLB secured by certain of its real estate loans and securities. Furthermore, the Company has agreements in place to borrow up to $61 million in federal funds. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity and maturity schedules of interest-earning assets and interest-bearing liabilities.

Generally, the Company uses cash and cash equivalents and securities available for sale to meet its liquidity needs. As of December 31, 2009 and 2008, these liquid assets represented 18.3% and 15.1% of total assets, respectively. The increase in liquidity was due to significantly increased balances of cash and due from banks and federal funds sold. A more detailed discussion can be found in the cash and cash equivalents discussion of the Balance Sheet Analysis section of this report.

During 2009, the Company’s cash and cash equivalents increased $93.1 million. Net cash provided by operating activities for this period was $14.4 million, while net cash provided by investing activities was $6.9 million. Net cash provided by financing activities for this period was $71.8 million.

Income Statement Analysis — 2009 Compared to 2008

General. The Company’s net income decreased 105.0% in 2009 to a net loss of $.8 million compared to 2008. The net loss resulted primarily from an increase in the provision for loan losses of $14.6 million and the write-off of $8.3 million of its holdings of pooled trust preferred securities. Total noninterest income decreased $6.7 million while total noninterest expense increased $9.2 million primarily from increases in salaries and employee benefits expense and FDIC assessments. Net interest income before provision for loan losses decreased $4.0 million. Income tax expense decreased $10.4 million to a benefit position in 2009. On December 4, 2009, the Company sold its prepaid solutions group and recorded a gain of $3.3 million, net of tax.

Net Interest Income. Net interest income in 2009 (on a fully tax-equivalent basis) decreased 6.5% compared to 2008. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by changes in volume and yield on interest-earning assets and the volume and rates on interest-bearing liabilities. Interest-earning assets consist of federal funds sold, securities and loans. Interest-bearing liabilities primarily consist of deposits. The net interest margin is the percentage of tax-equivalent net interest income to average earning assets. The Company’s net interest margin (on a fully tax-equivalent basis) decreased to 3.4% at December 31, 2009 compared to 3.6% at December 31, 2008.

Total interest income (on a tax-equivalent basis) decreased 13.6% in 2009 primarily due to decreasing yields in the Company’s loan portfolio. Average loan balances decreased 2.4% during this period. The yield on the Company’s home equity loan portfolio decreased 60 basis points during this period primarily due to decreases in the interest rates charged for home equity lines of credit that adjusted as a result of decreases in the prime rate. These decreases were a direct result of the Federal Reserve initiating interest rate reductions of 400 basis points in 2008 and 100 basis points during the last six months of 2007. The average prime rate was 3.25% for 2009 and 5.08% for 2008. Yields on the Company’s commercial loan portfolio decreased 137 basis points during this period. This decrease was partially due to the majority of adjustable rate commercial loans being tied to the prime rate, as well as an $8.2 million increase in commercial nonaccrual loans during 2009, which accounted for $1.8 million of lost interest and a reduction in yield of 42 basis points. Yields on federal funds sold decreased 225 basis points due to decreases in interest rates initiated by the Federal Reserve. Yields on investment securities decreased 23 basis points as the Company liquidated its corporate securities portfolio, sold one of its holdings of pooled trust preferred securities and wrote off all of its remaining holdings of pooled trust preferred securities which had experienced increased interest payment deferrals during 2009.

Total interest expense decreased 26.4% in 2009. Lower interest on deposits, resulting from lower yields on interest-bearing deposits, accounted for most of the decrease. The decline was primarily due to lower cost of funds on interest-bearing deposits which decreased 62 basis points to 1.63% in 2009 from 2.25% in 2008. Approximately 64% of the Company’s certificates of deposit are scheduled to mature in 2010, which will reduce the cost of funds as management expects that the certificates of deposit will be either renewed at a substantially lower rate or replaced with lower costing alternative funding sources.

The following table reflects the impact of changes in volume and rates of interest-earning assets and interest-bearing liabilities on a tax equivalent basis for the years ended December 31, 2009 and 2008 (dollars in thousands):

	2009 compared to 2008			2008 compared to 2007
	Change due to		Total	Change due to		Total
	Volume	Rate	Change	Volume	Rate	Change
Interest Income
Federal funds sold	$141	$(177)	$(36)	$(1,263)	$(1,600)	$(2,863)
Securities	(2,051)	(1,152)	(3,203)	11	1,990	2,001
Loans	(1,554)	(8,231)	(9,785)	2,712	(14,977)	(12,265)
Total interest income	(3,464)	(9,560)	(13,024)	1,460	(14,587)	(13,127)

Interest Expense
Interest-bearing deposits	696	(9,060)	(8,364)	(715)	(14,180)	(14,895)
Other interest-bearing liabilities	(121)	(500)	(621)	661	—	661
Total interest expense	575	(9,560)	(8,985)	(54)	(14,180)	(14,234)
Net interest income	$(4,039)	$—	$(4,039)	$1,514	$(407)	$1,107

Provision for Loan Losses. The provision for loan losses increased $14.6 million in 2009. The Company determined that additional loan loss provisions were necessary due to the increased levels of charge-offs and nonperforming loans and continued downward trends in the national and local economies. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this annual report.

Noninterest Income. Total noninterest income decreased 53.6% during 2009 compared to 2008. During 2009, the Company wrote-off $8.3 million of the Company’s holdings in pooled trust preferred securities. Service fees on deposit accounts decreased $.4 million primarily due to decreased fees associated with the overdraft honors program. The BOLI investment increased $4.2 million to a gain of $2.0 million from a loss of $2.2 million for 2008 primarily due to an increase in the market value of the underlying investments associated with the insurance policies that are tied to the deferred compensation plans. Net gains on loans held for sale increased $.5 million primarily due to increased sales of loans held for sale in the secondary market. During 2008, the Company recorded a one-time gain of $2.1 million related to the redemption of VISA stock as part of the VISA initial public offering and recovery of expenses recorded for the Company’s obligation to indemnify VISA during the fourth quarter of 2007. Other income decreased $.5 million primarily due to a one time litigation settlement of $.4 million recorded in 2008.

Noninterest Expense. Total noninterest expense increased 22.4% during 2009 compared to 2008. Salaries and employee benefits increased $4.7 million primarily due to an increase in the market value of the underlying investments associated with the insurance policies that are tied to the Company’s deferred compensation plans. Additionally, the Company experienced increased salary and employee benefits expense related to Bank Secrecy compliance and other compliance related matters as well as $.6 million in severance payments associated with the sale of the prepaid solutions group. Occupancy expense decreased $.1 million, primarily due to reduced utilities expense. Advertising and promotion expense decreased $1.1 million primarily due to the Company reducing its use of an advertising agency and reduced newspaper advertising. Professional fees expense increased $1.8 million primarily due to increased costs related to Bank Secrecy Act compliance and other compliance related matters and increased legal costs related to commercial lending matters. FDIC assessments increased $3.1 million due to several factors, including increased assessments issued by the FDIC in support of the deposit insurance fund as well as the Temporary Liquidity Guarantee Program, the Company’s participation in the FDIC’s Transaction Account Guarantee Program, the prepaid solutions cards deposits becoming eligible for FDIC Insurance and the use of a credit balance the Company had with the FDIC in prior years. A portion of the increase in FDIC assessments is due to a one-time special assessment of $.9 million recognized during the second quarter of 2009. Loan administration expense increased $.9 million primarily due to real estate tax payments made for several commercial accounts.

Income Taxes. For 2009, the Company recorded an income tax benefit of $5.6 million compared to an income tax expense of $5.1 million for 2008. The effective tax rates for 2009 and 2008 were (86.9%) and 22.2%, respectively. The decline is due to a pretax loss and the impact of permanent differences resulting from, among other items, ESOP dividends, municipal income and BOLI income.

Income Statement Analysis — 2008 Compared to 2007

General. The Company’s net income decreased 28.2% in 2008 as compared to 2007. Net income was positively affected by an increase in net interest income of $.8 million, a decrease in total noninterest expense of $1.8 million and a decrease in income tax expense of $3.7 million. Net income was negatively affected by an increase in the provision for loan loss of $10.0 million and a decrease in total noninterest income of $1.2 million.

Net Interest Income. Net interest income in 2008 (on a fully tax-equivalent basis) increased 1.8% compared to 2007. Net interest income is the primary source of income for the Company. The Company’s net interest margin (on a fully tax-equivalent basis) was 3.6% in 2008 and 3.5% in 2007.

Total interest income (on a tax-equivalent basis) decreased 12.0% in 2008 primarily due to decreasing yields in the Company’s loan portfolio. Average loan balances increased 3.9% during this period. The yield on the Company’s home equity loan portfolio decreased 98 basis points during this period primarily due to decreases in the interest rate charged for home equity lines of credit that adjusted as a result of decreases in the prime rate. These decreases were a direct result of the Federal Reserve initiating interest rate reductions of 400 basis points in 2008 and 100 basis points during the last six months of 2007. The average prime rate was 5.08% for 2008 and 8.05% for 2007. Yields on the Company’s commercial loan portfolio decreased 259 basis points during this period. This decrease was partially due to the majority of adjustable rate commercial loans being tied to the prime rate, as well as a $21.3 million increase in nonaccrual loans during 2008, which accounted for $1.3 million of lost interest and a reduction in yield of 30 basis points. Yields on federal funds sold decreased 274 basis points due to decreases in interest rates initiated by the Federal Reserve. Yields on investment securities increased 40 basis points due to proceeds from maturities and sales of securities issued by U.S. government sponsored enterprises being invested in higher yielding mortgage-backed securities issued by U.S. government sponsored enterprises.

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

Noninterest Income. Total noninterest income decreased 8.9% during 2008 compared to 2007. BOLI income decreased $3.7 million, primarily due to the decline in the market value of the underlying investments associated with the insurance policies that are tied to the Company’s deferred compensation plans. During 2008, the Company recorded a gain of $1.1 million on the mandatory partial redemption of VISA stock in connection with the VISA public offering. A portion of the VISA stock allocated to the Company in the initial public offering was withheld to cover the costs and expenses associated with various lawsuits for which the Company, as a member of the VISA network, is obligated to indemnify VISA. As a result, the Company also recorded $.8 million of income related to the recovery of expenses recorded in the fourth quarter of 2007 and $.2 million in recovery of expenses recorded during the third quarter of 2008 in connection with the creation of litigation reserves relating to these lawsuits.

Noninterest Expense. Total noninterest expense decreased 4.2% during 2008 compared to 2007. Salaries and employee benefits decreased $3.0 million primarily due to a decline in the market value of the underlying investments associated with the insurance policies that are tied to the Company’s deferred compensation plans.  Additionally, the Company experienced increased employee insurance expense. Furniture and equipment expense increased $.3 million, primarily due to increased equipment depreciation and data processing expense. Occupancy expense increased $.7 million, primarily due to costs associated with increased maintenance and utilities expense. Advertising and promotion expense decreased $.2 million primarily due to reduced costs associated with home equity and commercial loan advertising. Professional fees expense increased $.3 million primarily due to increased legal expenses.

Income Taxes. Income tax expense decreased 37.3% in 2008, primarily due to lower pre-tax income. The effective tax rates for the years ended December 31, 2008 and 2007 were 22.2% and 26.6%, respectively. This decrease was primarily due to changes in the State of Illinois tax laws discussed in Note 7 to the Company’s financial statements. As a result of the changes in the State of Illinois tax laws, the Company expects the effective tax rates to be higher in future years.

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

Listed below are the Company’s projected changes in net interest income over a twelve-month horizon for the various rate shock levels as of the periods indicated (dollars in thousands):

December 31, 2009	Amount	Dollar Change	Percent Change
+200 basis points	$58,194	$2,388	4.3%
+100 basis points	56,317	511	0.9%
Base	55,806
-100 basis points	49,048	(6,758)	(12.1)%
-200 basis points	44,371	(11,435)	(20.5)%

December 31, 2008
+200 basis points	$59,584	$1,772	3.1%
+100 basis points	58,976	1,164	2.0%
Base	57,812
-100 basis points	52,497	(5,315)	(9.2)%
-200 basis points	46,324	(11,488)	(19.9)%

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

BOARDS OF DIRECTORS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chairman of the Board
David S. Bell	Certified Public Accountant
Duane G. Debs	President and Chief Financial Officer
Charles P. Howard	Parkview Community Church, Administrative Pastor
Peggy P. LoCicero	Former Banker

West Suburban Bank

Keith W. Acker	Chairman, President
Craig R. Acker	Former Banker
David S. Bell	Certified Public Accountant
Earl K. Harbaugh	Ditch Witch Midwest, President
John G. Williams	Bracing Systems, Vice President

OFFICERS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chief Executive Officer
Duane G. Debs	President and Chief Financial Officer
Keith W. Acker	Chief Operations Officer
Michael P. Brosnahan	Vice President
Timothy W. Clifford	Internal Audit Manager
George E. Ranstead	Secretary to the Board and Treasurer

West Suburban Bank

Senior Officers
Keith W. Acker	President, Trust Officer
Kevin J. Acker	Senior Vice President, Marketing
Michael P. Brosnahan	Senior Vice President, Lending
Duane G. Debs	Senior Vice President, Comptroller and Trust Officer

Bank Secrecy Act and Regulatory Compliance
Carolyn M. Hagner	Vice President, Bank Secrecy Act Officer and Director of Regulatory Compliance

Building Management
Edward J. Garvey	Vice President, Building Management

Cash Management
Gary Raczek	Vice President, Cash Management Manager

Community Reinvestment Act
Cyndia S. Heap	Community Reinvestment Act Officer

Commercial Loans
Stanley C. Celner, Jr.	Vice President, Commercial Loans
Grant O. Cowen	Vice President, Commercial Loans
Timothy P. Dineen	Vice President, Commercial Real Estate Loans
Michael F. Moone	Vice President, Commercial Real Estate Loans
David S. Orr	Vice President, Commercial Loans
John J. Schroeder	Vice President, Commercial Loans
Edwin S. Stephens IV	Vice President, Commercial Loans
Gregory L. Young	Vice President, Commercial Loans
Matthew R. Acker	Business Development

Compliance
Alice Anne Gaultney	Compliance Officer

Comptroller
Jay J.P. Greifenkamp	Vice President, Financial Analyst, Investment Officer and Secretary to the Board
George E. Ranstead	Vice President, Assistant Comptroller and Investment Officer

Consumer Loans
Charles J. Svoboda	Vice President, Consumer Loans - Department Head
Cynthia A. Meredith	Vice President, Consumer Loans
David J. Wanek	Vice President, Consumer Loans

Corporate Operations
Danielle Budig	Vice President, Corporate Operations and Visa
Michael J. Lynch	Vice President, Corporate Operations

Financial Services
Michael Abbatacola	Vice President, Financial Services

Human Resources
Mary Ellen Condon	Vice President, Human Resources

Information Systems
Steven A. Jennrich	Vice President, Information Systems
Jacqueline R. Weigand	Vice President, Project Manager

Internal Audit
Timothy W. Clifford	Vice President, Internal Audit Manager

Loan Operations
Kevin G. Carani	Vice President, Mortgage Processing, Loan Servicing
Sandra C. Boyce	Vice President, Residential Mortgage Loan Processing
Gary H. Brandes	Vice President, Consumer Loan Operations
Kevin Bussey	Vice President, Collections
Debra H. Crowley	Vice President, Commercial Loan Operations
Lawrence J. Ortman	Vice President, Credit Analysis and Loan Review

Marketing
Denise M. Zatarski	Director of Marketing

Purchasing
Helen G. Schmitt	Assistant Vice President, Purchasing Manager

Retail Banking
William J. Jennrich	Vice President, Retail Branch Banking
Jack Buscemi	Vice President, Regional Manager - Central Region
Marc L. DiNatale	Vice President, Regional Manager - East Region
Kirsten L. Erickson	Vice President, Regional Manager - West Region
Marcia K. Worobec	Vice President, Branch Operations and Branch Manager - Westmore
Jennifer Bentson	Assistant Vice President, Branch Manager - Warrenville
Kathleen M. Brockman	Assistant Vice President, Branch Manager - Eola Road
Jeanne L. Carlisle	Assistant Vice President, Branch Manager - Bolingbrook West
Jill E. Castillo	Assistant Vice President, Branch Manager - Oakbrook Terrace
Maribel Colon	Assistant Vice President, Branch Manager - Oswego West
Beverly D. Cornelious	Assistant Vice President, Branch Manager - Bolingbrook East
Gina M. Corral	Assistant Vice President, Branch Manager - President Street
Barbara D. Darden	Assistant Vice President, Branch Manager - Chicago Avenue, Naperville
Robert G. Dover, Jr.	Assistant Vice President, Branch Manager - Gary Avenue
Nansi E. Eivaz	Assistant Vice President, Branch Manager - Romeoville
Sharon A. Fonte	Assistant Vice President, Branch Manager - Glendale Heights
James R. Graziano	Assistant Vice President, Branch Manager - South Main
Priya Hira	Assistant Vice President, Branch Manager - Danada, Wheaton
Rosemary Kasal	Assistant Vice President, Branch Manager - Bartlett
Mary L. Kureja	Assistant Vice President, Branch Manager - Finley Road, Downtown Downers
Terry Leitner	Assistant Vice President, Branch Manager - Cass Avenue, 75th Street
Jeffery W. Miska	Assistant Vice President, Branch Manager - North Main
Carlos Muzquiz	Assistant Vice President, Branch Manager - Lake Street
Brian S. Nickleski	Assistant Vice President, Branch Manager - Westmont
Sandra Ochoa	Assistant Vice President, Branch Manager - Randall Road
Gwen B. O’Loughlin	Assistant Vice President, Branch Manager - Villa Park
Robert L. Pauling	Assistant Vice President, Branch Manager - Stratford Square
Cynthia A. Picton	Assistant Vice President, Branch Manager - West Galena
Matthew Remus	Assistant Vice President, Branch Manager - Fair Oaks
Laura Saad	Assistant Vice President, Branch Manager - Yorkville, Oswego
Gloria Santiago	Assistant Vice President, Branch Manager - Montgomery
Lisa M. Schmidt	Assistant Vice President, Branch Manager - South Elgin
Patience K. Tannenbaum	Assistant Vice President, Branch Manager - Charlestowne
Mihaela Tonchevici	Assistant Vice President, Branch Manager - River Run

Trust
Christine H. Pawlak	Trust Officer

West Suburban Insurance Services

Patricia Falstrom

Insurance Agent

ADDRESSES OF WEST SUBURBAN FACILITIES

(630) 652 - 2000

Aurora

Eola Road Branch: 335 North Eola Road, Aurora, Illinois 60504

West Galena Branch: 2000 West Galena Boulevard, Aurora, Illinois 60506

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

Duane G. Debs

President and Chief Financial Officer

West Suburban Bancorp, Inc.

2800 Finley Road

Downers Grove, Illinois 60515

(630) 652-2801

Annual Meeting of Shareholders

The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 12, 2010 at 8:00 a.m. All shareholders are cordially invited to attend.

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

Community Reinvestment Act Officer

West Suburban Bank

711 South Meyers Road

Lombard, Illinois 60148

(630) 652-2611

Independent Registered Public Accounting Firm

Crowe Horwath LLP

One Mid America Plaza, Suite 700

Post Office Box 3697

Oak Brook, Illinois 60522

Corporate Counsel

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 West Madison Street, Suite 3900

Chicago, Illinois 60606

MEMBER FDIC