Form 10-K, Exhibit 13
period 2010-12-31
WEST SUBURBAN BANCORP INC
filed 2011-03-14
CIK 805080

Exhibit 13

Profile

West Suburban Bancorp, Inc. (“West Suburban”) is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the “Bank” and, together with West Suburban, the “Company”). The Company had total assets at December 31, 2010 of approximately $2.0 billion. The Bank is one of the largest independent banks headquartered in DuPage County, Illinois.

West Suburban Bancorp, Inc.

Financial Highlights

	Years Ended December 31,
	(Dollars in thousands, except per share data)
	2010	2009	2008	2007	2006
Net income (loss) from continuing operations	$1,154	$(4,244)	$17,242	$22,814	$25,129
Net income (loss) from discontinued operations	—	3,409	(426)	599	222
Net income (loss)	1,154	(835)	16,816	23,413	25,351
Per share data
Earnings (loss) from continuing operations	2.70	(9.89)	39.87	52.75	58.11
Earnings (loss) from discontinued operations	—	7.94	(0.99)	1.38	0.51
Earnings (loss) per share	2.70	(1.95)	38.88	54.13	58.62
Book value (GAAP)	295.15	296.97	264.12	241.76	220.43
Book value (non-GAAP) (1)	365.11	370.14	372.03	373.34	359.18
Net loans	1,008,272	1,167,675	1,233,595	1,226,571	1,153,885
Total assets	1,961,624	1,938,583	1,867,420	1,851,357	1,876,643
Total deposits	1,778,427	1,756,987	1,625,925	1,637,714	1,677,844

(1)          Book value per share (non-GAAP) represents the aggregate amount of shareholders’ equity and common stock in Employee Stock Ownership Plan (“ESOP”) subject to contingent repurchase obligation divided by the number of outstanding shares. See Note 8 to the Company’s consolidated financial statements and “NON-GAAP FINANCIAL MEASURES.” This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

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

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the U.S. and global economies and financial markets in general and the strength of the local economies in which the Company conducts its operations, including the local residential and commercial real estate markets, which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company’s assets; (ii) the effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, taxation, insurance and monetary and financial matters, as well as any laws and regulations otherwise affecting the Company, including, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other laws and regulations intended to address the current stresses in the U.S. and global financial markets, national security and money laundering; (iii) the effects of continued adverse market conditions and volatility in investment securities generally, which may result in a deterioration in the value of the securities in the Company’s investment portfolio; (iv) the ability of the Company to comply with, and satisfy the requirements of, any informal or formal agreements with its regulators and the consequences that may result from any inability to comply; (v) the ability of the Company to comply with applicable federal, state and local laws, regulations and policies and the consequences that may result from any inability to comply; (vi) the effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company’s assets) and the policies of the Board of Governors of the Federal Reserve System; (vii) the ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector; (viii) the ability of the Company to maintain an acceptable net interest margin; (ix) the ability of the Company to obtain new customers and retain existing customers; (x) the timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet; (xi) technological changes implemented by the Company and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers, including technological changes implemented for, or related to, the Company’s website or new products; (xii) the ability of the Company, and certain of its vendors, to develop and maintain secure and reliable electronic systems, including systems developed for the Company’s website or new products; (xiii) the ability of the Company to retain directors, executives and key employees, and the difficulty that the Company may experience in replacing directors, executives and key employees in an effective manner; (xiv) consumer spending and saving habits which may change in a manner that affects the Company’s business adversely; (xv) the economic impact of past and any future terrorist attacks, acts of war or threats thereof and the response of the U.S. to any such attacks and threats; (xvi) the costs, effects and outcomes of existing or future litigation and disputes with third parties, including, but not limited to, claims in connection with collection actions, employment matters and sales of business units; (xvii) changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board, the Public Company Accounting Oversight Board and the Securities and Exchange Commission; (xviii) credit risks and the risks from concentrations (by geographic area or industry) within the Company’s loan portfolio; and (xix) the ability of the Company to manage the risks associated with the foregoing as well as anticipated.

Additional information concerning the Company and its business, including risk factors that could materially affect the Company’s results of operations and financial condition, is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 10-K.

To Our Shareholders, Customers and Friends

The challenges presented by the “Great Recession” continued throughout our markets during 2010.  Although the level of unemployment improved, it remains high at 6.7% throughout DuPage County.  Banks continued to fail in significant numbers, including 18 failures in Illinois during 2010 (and 40 failures since 2008).  Although the broad U.S. financial markets began to demonstrate stability and regained some of the losses from prior years, our local economies appear to be trailing and real estate values in our markets continued to decline in 2010.

While 2010 was disappointing to us, we were able to return to profitability.  Furthermore, although we continue to outperform many of our peers (U.S. banks between $1 and $3 billion in assets) according to Uniform Bank Performance, our performance is far from satisfactory and not consistent with our history of providing superior returns and attractive dividends.  Our efforts to continue to address the weaknesses in our real estate loan portfolio resulted in a small 2010 profit of $1.2 million.  As in 2009, during 2010 we continued to increase our allowance for loan losses (increasing the allowance to 2.71% of total loans) by recognizing an additional provision for loan losses of $18.7 million.  The contribution to the allowance, which almost entirely eliminated our pre-provision income of almost $20 million, was intended to reflect the increases that we continue to experience in the level of problem and nonaccrual loans in our loan portfolio.

On the positive side, we made significant progress in implementing improvements to our regulatory compliance systems.  During the last few years, we built our compliance staff to include more than 10 compliance professionals. Our progress was recognized by our regulators with the termination of regulatory orders that required us to implement improvements in the compliance and Bank Secrecy Act reporting areas.  These efforts will also position us well to address the significant regulatory changes that we anticipate will result from the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  Many of the regulatory initiatives mandated by the Dodd-Frank legislation will be introduced in 2011 and are likely to require banks, like West Suburban, to quickly implement changes to policies as well as to the products and services that we offer to our customers.

We did not pay a dividend during 2010 and do not anticipate paying dividends during 2011, as we continue to focus on building our regulatory capital levels and addressing problem loans.  Please be assured that it is our highest priority to protect your investment by continuing to evaluate all areas of our business, the local and national economies, as well as changes in banking regulations.  Our continuing focus on reducing or freezing operating costs, including salaries and discretionary benefits, evidences this commitment.

We would like to express our appreciation to everyone for the support that has allowed us to become and remain one of the largest independent banks headquartered in DuPage County, and we welcome your comments and suggestions. We could not have achieved our success without the support of our shareholders, customers, communities, friends and employees.  We are also mindful that providing high quality, responsive service is one element that distinguishes us from our competition and we will take great care to ensure that we don’t sacrifice this important advantage.

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

Common Stock, Book Value and Dividends

West Suburban has a single class of common stock issued and outstanding. The common stock is not traded on any stock exchange or on the over-the-counter market. West Suburban’s per share book value as of the end of each quarter and dividends declared for the last two years are set forth below:

Year	Quarter	BookValue GAAP	BookValue Non-GAAP (1)	Dividends Declared
2010	4th	$295.15	$365.11	$—
	3rd	318.34	385.64	—
	2nd	291.17	377.76	—
	1st	290.85	372.79	—

2009	4th	$296.97	$370.14	$—
	3rd	290.74	369.42	—
	2nd	280.02	365.53	2.00
	1st	271.55	370.49	8.00

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

As noted in the table above, during 2009, the Company’s Board of Directors decided to suspend the payment of the quarterly dividend.

Business Review

As of December 31, 2010, the Company had total assets of approximately $2.0 billion and maintained 35 full-service branches, six limited-service branches and four departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. The Bank focuses on providing retail and commercial banking products and services in its market area. The Company had 481 full-time equivalent employees at December 31, 2010.

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

Management assessed the Company’s systems of internal control over financial reporting as of December 31, 2010. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2010, the Company maintained effective internal control over financial reporting based on those criteria.

The Company’s independent auditors have issued an audit report on the effectiveness of the Company’s internal control over financial reporting.

March 14, 2011

Kevin J. Acker

Chairman of the Board and Chief Executive Officer

Duane G. Debs

President and Chief Financial Officer

Crowe Horwath LLP Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

West Suburban Bancorp, Inc.

Lombard, Illinois

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

March 14, 2011

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND 2009

(Dollars in thousands)

	2010	2009
Assets
Cash and due from banks	$70,490	$68,610
Federal funds sold	200	80,000
Total cash and cash equivalents	70,690	148,610
Securities
Available for sale (amortized cost of $517,589 in 2010 and $199,139 in 2009)	518,566	205,610
Held to maturity (fair value of $222,761 in 2010 and $273,316 in 2009)	215,365	265,908
Federal Home Loan Bank stock	7,599	7,599
Total securities	741,530	479,117
Loans, less allowance for loan losses of $28,072 in 2010 and $25,922 in 2009	1,008,272	1,167,675
Bank-owned life insurance	39,511	37,601
Premises and equipment, net	42,201	43,768
Other real estate owned	20,479	25,994
Accrued interest and other assets	38,941	35,818
Total assets	$1,961,624	$1,938,583

Liabilities and shareholders’ equity
Deposits
Demand-noninterest-bearing	$152,064	$125,132
Prepaid solutions card deposits	29,161	30,577
Interest-bearing	1,597,202	1,601,278
Total deposits	1,778,427	1,756,987
Prepaid solutions cards	8,778	6,315
Accrued interest and other liabilities	18,571	17,288

Common stock in ESOP subject to contingent repurchase obligation	29,865	31,230

Shareholders’ equity
Common stock, no par value; 15,000,000 shares authorized; 426,850 shares issued and outstanding at December 31, 2010 and at December 31, 2009	3,412	3,412
Surplus	35,453	35,453
Retained earnings	116,698	115,544
Accumulated other comprehensive income	285	3,584
Amount reclassified on ESOP shares	(29,865)	(31,230)
Total shareholders’ equity	125,983	126,763
Total liabilities and shareholders’ equity	$1,961,624	$1,938,583

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Dollars in thousands, except per share data)

	2010	2009	2008
Interest income
Loans, including fees	$57,437	$62,818	$72,577
Securities
Taxable	17,608	17,985	21,109
Exempt from federal income tax	1,089	1,135	1,176
Federal funds sold	56	162	198
Total interest income	76,190	82,100	95,060

Interest expense
Deposits	18,429	24,944	33,308
Other	—	43	664
Total interest expense	18,429	24,987	33,972
Net interest income	57,761	57,113	61,088
Provision for loan losses	18,725	24,925	10,360
Net interest income after provision for loan losses	39,036	32,188	50,728

Noninterest income
Service fees on deposit accounts	5,115	5,941	6,357
Debit card fees	2,123	2,052	2,150
Bank-owned life insurance	1,712	2,030	(2,179)
Net gain on sales of loans originated for sale	—	553	70
Net gain on sale of portfolio loans	2,803	—	—
Net realized gains on securities transactions	267	109	101
Impairment of trust preferred securities	—	(8,320)	—
Gain on redemption of VISA stock	—	—	2,075
Other	4,296	3,421	3,890
Total noninterest income	16,316	5,786	12,464

Noninterest expense
Salaries and employee benefits	23,703	24,671	19,925
Other real estate owned expense	6,885	909	127
Occupancy	5,246	5,038	5,172
Furniture and equipment	5,177	5,707	5,694
FDIC assessments	4,236	3,647	500
Loan administration	2,830	1,252	383
Professional fees	2,194	3,492	1,703
Advertising and promotion	997	727	1,834
Other	5,028	4,577	5,532
Total noninterest expense	56,296	50,020	40,870

(Loss) income from continuing operations before income taxes	(944)	(12,046)	22,322
Income tax (benefit) expense	(2,098)	(7,802)	5,080
Net income (loss) from continuing operations	1,154	(4,244)	17,242
Discontinued operations
Gain on sale of prepaid solutions group, net of tax	—	3,313	—
Discontinued operations, net of tax	—	96	(426)
Net income (loss) from discontinued operations	—	3,409	(426)
Net income (loss)	$1,154	$(835)	$16,816

Earnings (loss) from continuing operations per share	$2.70	$(9.89)	$39.87
Earnings (loss) from discontinued operations per share	$—	$7.94	$(0.99)
Earnings (loss) per share	$2.70	$(1.95)	$38.88
Average shares outstanding	426,850	429,137	432,495

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Dollars in thousands, except per share data)

	Common Stock and Surplus	Retained Earnings	Accumulated Other Compre- hensive Income (Loss)	Amount Reclassified on ESOP Shares	Total Shareholders’ Equity
Balance, January 1, 2008	$41,523	$121,160	$(1,415)	$(56,907)	$104,361

Comprehensive income
Net income		16,816			16,816
Change in unrealized loss on available for sale securities, net of reclassification and tax effects			106		106
Change in postretirement obligations, net of reclassificaton and tax effects			9		9
Total comprehensive income					16,931
Cash dividends declared - $40.00 per share		(17,300)			(17,300)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				10,237	10,237
Balance, December 31, 2008	41,523	120,676	(1,300)	(46,670)	114,229

Repurchase and retirement of 5,645 shares of common stock	(2,658)				(2,658)
Comprehensive income
Net loss		(835)			(835)
Change in unrealized loss on available for sale securities, net of reclassification and tax effects			4,813		4,813
Change in postretirement obligations, net of reclassificaton and tax effects			71		71
Total comprehensive income					4,049
Cash dividends declared - $10.00 per share		(4,297)			(4,297)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				15,440	15,440
Balance, December 31, 2009	38,865	115,544	3,584	(31,230)	126,763

Comprehensive income
Net income		1,154			1,154
Change in unrealized gain on available for sale securities, net of reclassification and tax effects			(3,310)		(3,310)
Change in postretirement obligations, net of reclassificaton and tax effects			11		11
Total comprehensive loss					(2,145)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				1,365	1,365
Balance, December 31, 2010	$38,865	$116,698	$285	$(29,865)	$125,983

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Dollars in thousands)

	2010	2009	2008
Cash flows from operating activities
Net income (loss)	$1,154	$(835)	$16,816
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities
Depreciation	3,025	3,246	3,342
Provision for loan losses	18,725	24,925	10,360
Deferred income tax benefit	(4,157)	(5,603)	(1,861)
Net discount accretion and premium amortization of securities	2,161	673	(148)
Net realized gain on securities transactions	(267)	(109)	(101)
Impairment of trust preferred securities	—	8,320	—
Gain on redemption of VISA stock	—	—	(2,075)
(Earnings) loss on bank-owned life insurance	(1,712)	(2,030)	2,179
Net gain on sales of loans originated for sale	—	(553)	(70)
Sales of loans originated for sale	—	53,168	5,480
Origination of loans held for sale	—	(50,847)	(6,828)
Net loss (gain) on sales of premises and equipment	4	19	(5)
Net (gain) loss on sales of other real estate owned	(159)	3	(29)
Write down of other real estate owned	5,537	449	121
Net gain on sale of portfolio loans	(2,803)	—	—
Decrease (increase) in accrued interest and other assets	3,211	(13,893)	3,122
Increase (decrease) in accrued interest and other liabilities	1,302	(7,288)	(5,637)
Net cash provided by discontinued operating activities	—	4,768	756
Net cash provided by operating activities	26,021	14,413	25,422
Cash flows from investing activities
Securities available for sale
Sales	964	19,777	89,838
Maturities, calls and redemptions	115,777	83,762	167,248
Purchases	(436,754)	(85,592)	(22,241)
Securities held to maturity and FHLB stock
Maturities, calls and redemptions	118,536	79,754	23,603
Purchases	(68,324)	(105,520)	(240,376)
Net decrease (increase) in loans	68,459	13,520	(20,411)
Sales of portfolio loans	67,519	—	—
Investment in bank-owned life insurance	(198)	(129)	(337)
Purchases of premises and equipment	(1,462)	(2,616)	(5,215)
Sales of premises and equipment	—	731	154
Sales of other real estate owned	7,639	3,919	519
Net cash used in discontinued investing activities	—	(701)	(779)
Net cash (used in) provided by continuing investing activities	(127,844)	6,905	(7,997)
Cash flows from financing activities
Net increase (decrease) in deposits	21,440	131,062	(46,149)
Net (decrease) increase in federal funds purchased	—	(55,000)	55,000
Repurchase and retirement of common stock	—	(2,658)	—
Net increase in prepaid solutions cards	2,463	2,711	13,315
Dividends paid	—	(4,297)	(17,300)
Net cash provided by financing activities	23,903	71,818	4,866
Net (decrease) increase in cash and cash equivalents	(77,920)	93,136	22,291
Beginning cash and cash equivalents	148,610	55,474	33,183
Ending cash and cash equivalents	$70,690	$148,610	$55,474
Supplemental disclosures
Cash paid for interest	$19,992	$25,000	$35,031
Cash paid for income taxes	3,503	1,918	7,824
Other real estate acquired through loan foreclosures	7,502	25,707	4,445

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Note 1 - Nature of Business and Summary of Significant Accounting Policies

West Suburban Bancorp, Inc. (“West Suburban”) through the branch network of its subsidiary, West Suburban Bank (the “Bank” and, together with West Suburban, the “Company”), operates 35 full-service branches, six limited-service branches and four departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. Customers in these areas are the primary consumers of the Company’s loan and deposit products and services. Although borrower cash flow is expected to be the primary source of repayment, the Company’s loans are generally secured by various forms of collateral or security, including real estate, business assets, consumer goods, personal guarantees and other items.

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

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions, which are subject to change, based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, fair value of common stock in ESOP subject to contingent repurchase obligation, carrying values of other real estate owned and other-than-temporary impairment of securities are particularly subject to change.

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

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.  For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer.  Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings.  For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement, and 2) OTTI related to other factors, which is recognized in other comprehensive income.  The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

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

The Company evaluates commercial, commercial real estate, construction and development and residential real estate (mortgage and home equity) loans monthly for impairment. A loan is considered impaired when, based on current information and events, full payment under the loan terms is not expected. Loans for which the terms have been modified and for which the borrower is experiencing financial difficulties are considered troubled debt restructurings (“TDR”) and classified as impaired. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the loan’s collateral, if repayment of the loan is collateral dependent. A valuation allowance is maintained for the amount of impairment. Generally, loans 90 days or more past due and loans classified as nonaccrual status are considered for impairment. Impairment is considered on an entire category basis for smaller-balance loans of similar nature such as residential real estate and consumer loans, and on an individual basis for other loans. In general, consumer and credit card loans are charged-off no later than 120 days after a consumer or credit card loan becomes past due.

The general component covers pools of other loans not classified as impaired and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on a rolling one year net charge-off history. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These factors include consideration of the following: levels and trends in past dues; trends in charge-offs and recoveries; trends in volume and terms of loans; effects of collateral deterioration; other changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staff; national and local economic trends; and trends in impaired loans including impaired loans, without specific allowance for loan losses. The following portfolio segments have been identified: construction and development, residential loans, commercial real estate, commercial loans and consumer and other loans.

Commercial loans are made based primarily on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral is accounts receivable, inventory, equipment or real estate. Repayment is primarily dependent upon the borrower’s ability to service the debt based upon the cash flows generated from the underlying business. Secondary support involves liquidation of the pledged collateral and enforcement of a personal guarantee, if a guarantee is obtained.

Residential real estate (mortgage and home equity) lending consists primarily of loans secured by first or second mortgages on primary residences. The loans are collateralized by owner-occupied properties located in the Company’s market area. Mortgage title insurance and hazard insurance are normally required.

Commercial real estate lending typically involves higher loan principal amounts, and the repayment of the loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic events or governmental regulations outside of the control of the borrower or the Company may negatively impact the future cash flow and market values of the affected properties.

Construction and development lending involves additional risks because funds are advanced based upon values associated with the completed project, which are uncertain. Because of the uncertainties inherent in evaluating the construction cost estimates that the Company receives from its customers and other third parties, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction and development loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest.

The Company’s consumer and other loans are primarily made up of credit card lines, indirect dealer loans and installment loans. Credit card lines present inherent risk due to the unsecured nature of the product. The indirect dealer and installment loan portfolios represent a relatively small portion of the Company’s loan portfolio and are primarily secured by automobiles.

Loans Held for Sale

Loans are identified as either held for investment or held for sale upon origination. Loans held for sale are recorded at the lower of amortized cost or fair value, as determined by outside commitments from investors. Unrealized losses, if any, are recognized on a current basis by charges to earnings. Mortgage loans held for sale have historically been sold with servicing released.

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

Other Real Estate Owned

Other real estate owned includes properties acquired in partial or total settlement of problem loans. Assets acquired through or instead of loan foreclosure are initially recorded at fair value less anticipated costs to sell when acquired, establishing a new basis. If fair value declines subsequent to acquisition, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed as incurred.

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

Discontinued Operations

On December 4, 2009, the Company sold its prepaid solutions group. The operating results related to the prepaid solutions group have been reflected as discontinued operations for 2009 and 2008.

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

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. During 2010, the Company did not record any interest or penalties related to income tax matters in income tax expense.

401(k) Profit Sharing Plan, ESOP and Other Retirement Plans

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

Dividends paid on ESOP shares are passed through to participants. Earned and allocated ESOP shares are voted by the respective participants. The appraised fair market value of all earned and allocated ESOP shares is reclassified from shareholders’ equity because participants may request that the Company, when the Company is legally permitted, purchase their ESOP shares upon termination of their employment.

The Company has a postretirement heathcare plan covering certain executives. Postretirement benefit costs are net of service and interest costs and amortization of gains and losses not immediately recognized.

The Company has deferred compensation arrangements with certain former and current executive officers and directors. Deferred compensation expense allocates the benefits over years of service.

Earnings Per Share

Earnings per share is calculated on the basis of the daily weighted average number of shares outstanding. ESOP shares are considered outstanding for this calculation.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. Net cash flows are reported for customer loan, deposit, federal funds purchased and prepaid solutions card transactions.

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

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank of $10,225 and $12,546 was required to meet regulatory reserve and clearing requirements at year end 2010 and 2009, respectively.

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

Adoption of New Accounting Standards

In July 2010, the Financial Accounting Standards Board (“FASB”) amended previous guidance relating to the disclosure of the allowance for credit losses and the credit quality of financing receivables. The objective of the amendments is for an entity to provide disclosures that facilitate financial statement users’ evaluation of the nature of credit risk inherent in the entity’s portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses and the changes and reasons for those changes in the allowance for credit losses. This update provides a list of amendments to existing disclosures about financing receivables on a disaggregated basis with two levels - portfolio segment and class of financing receivable, as well as a list of additional disclosures about financing receivables. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. In January 2011, the FASB temporarily delayed the effective date of the disclosures about TDRs. Those disclosures are anticipated to be effective for interim and annual reporting periods ending after June 15, 2011. The required disclosures effective at December 31, 2010 are presented in these consolidated financial statements.

Note 2 - Securities

The amortized cost, unrealized gains and losses and fair value of securities available for sale are as follows at December 31:

	2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasuries	$92,712	$585	$(2,141)	$91,156
U.S. government sponsored enterprises	99,705	500	(2,061)	98,144
Mortgage-backed: residential	303,229	5,558	(1,507)	307,280
States and political subdivisions	11,726	183	(31)	11,878
Corporate	10,217	—	(109)	10,108
Total	$517,589	$6,826	$(5,849)	$518,566

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored enterprises	$49,621	$909	$(46)	$50,484
Mortgage-backed: residential	139,151	5,313	(13)	144,451
States and political subdivisions	10,367	314	(6)	10,675
Total	$199,139	$6,536	$(65)	$205,610

The amortized cost, unrealized gains and losses and fair value of securities held to maturity are as follows at December 31:

	2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasuries	$9,956	$353	$—	$10,309
U.S. government sponsored enterprises	21,656	566	—	22,222
Mortgage-backed: residential	136,095	6,515	(49)	142,561
States and political subdivisions	47,658	292	(281)	47,669
Total	$215,365	$7,726	$(330)	$222,761

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored enterprises	$41,199	$392	$(48)	$41,543
Mortgage-backed: residential	178,129	7,029	(160)	184,998
States and political subdivisions	46,580	429	(234)	46,775
Total	$265,908	$7,850	$(442)	$273,316

Securities with unrealized losses at year end 2010 and 2009 not recognized in income are presented below by the length of time the securities have been in a continuous unrealized loss position:

	2010
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasuries	$60,937	$(2,141)	$—	$—	$60,937	$(2,141)
U.S. government sponsored enterprises	80,386	(2,061)	—	—	80,386	(2,061)
Mortgage-backed: residential	86,467	(1,507)	654	(49)	87,121	(1,556)
States and political subdivisions	5,863	(292)	1,227	(20)	7,090	(312)
Corporate	10,108	(109)	—	—	10,108	(109)
Total temporarily impaired	$243,761	$(6,110)	$1,881	$(69)	$245,642	$(6,179)

	2009
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government sponsored enterprises	$25,637	$(94)	$—	$—	$25,637	$(94)
Mortgage-backed: residential	21,072	(136)	751	(37)	21,823	(173)
States and political subdivisions	2,964	(97)	1,001	(143)	3,965	(240)
Total temporarily impaired	$49,673	$(327)	$1,752	$(180)	$51,425	$(507)

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

In determining OTTI on purchased beneficial interests, the Company evaluates the present value of future cash flows to determine if there has been an adverse change in the remaining expected future cash flows.

When management determines that OTTI exists under either model, the amount of the OTTI recognized in earnings depends on whether the Company intends to sell the security or whether it is more likely than not the Company will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If the Company intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI is recognized in earnings in an amount equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If the

Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the portion of the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

The majority of the unrealized losses at December 31, 2010 were in U.S Treasury securities, U.S government sponsored enterprises and residential mortgage backed securities. The Company’s residential mortgage backed securities were issued by U.S government-sponsored enterprises, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value on the debt securities in unrealized losses is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2010.

In September 2009, the Company wrote-down the pooled trust preferred securities to fair value. The Company’s pooled trust preferred securities were investment grade at purchase, but at June 30, 2009 Moody’s rated these securities as Ca, which are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest, and C, which are judged to be of poor standing and are subject to very high credit risk. The issuers of these securities were primarily banks, but also included a limited number of insurance companies.

The OTTI analysis uses a model which considers the structure and term of the investments and the financial condition of the underlying issuers. Assumptions used in the model include expected future default rates, prepayments, and recovery. In addition, management uses the model to “stress” each investment, or make assumptions more severe than expected activity, to determine the degree to which assumptions could deteriorate before the investment could no longer fully support repayment of the Company’s note class. Based on the analysis, the Company recognized $891 of OTTI in the second quarter and third quarter of 2009 as the model indicated that all of these securities had continued to experience significant additional defaults or deferrals. Management decided to sell the pooled trust preferred securities and wrote down these investments to fair value as of September 30, 2009. The fair value was calculated using bid prices obtained from independent brokerage houses. For the five pooled trust preferred securities owned by the Company, only one of the securities received multiple bids and the Company wrote this investment, with an amortized cost of $2,779, down to $255 as of September 30, 2009. On October 27, 2009, the Company sold this pooled trust preferred security for $255. The remaining four pooled trust preferred securities, with an aggregate amortized cost of $4,905, received a bid totaling $19, which management considered to be inconsequential and thus wrote these securities down to $0, as a full impairment loss.

The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 2010 by contractual maturity are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$5,751	$5,931	$1,644	$1,661
Due after 1 year through 5 years	94,252	94,136	65,775	66,732
Due after 5 years through 10 years	108,761	105,511	3,528	3,597
Due after 10 years	5,596	5,708	8,323	8,210
Mortgage-backed: residential	303,229	307,280	136,095	142,561
Total	$517,589	$518,566	$215,365	$222,761

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Approximately $77,717 of securities are callable in 2011. Most of these callable securities were issued by U.S. government sponsored enterprises.

At year-end 2010 and 2009, the Company held one $30,000 municipal security from one issuer that was in excess of 10% of shareholders’ equity. The security was issued by a local municipality, is a general obligation bond, and is classified by the Company as held to maturity.

Securities with a carrying value of approximately $94,720 and $114,177 at December 31, 2010 and 2009, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

Sales of securities available for sale were as follows:

	2010	2009	2008
Proceeds from sales	$964	$19,777	$89,838
Gross realized gains	267	245	135
Gross realized losses	—	(136)	(98)

The tax benefit/expense recorded on securities transactions was not material.

Note 3 - Loans

Major classifications of loans were as follows at December 31:

	2010	2009
Commercial	$253,746	$267,432
Commercial real estate	272,856	280,442
Construction and development	138,959	175,186
Residential real estate:
Mortgage	150,248	219,551
Home equity	206,191	232,607
Consumer and other	14,344	18,379
Total	1,036,344	1,193,597
Allowance for loan losses	(28,072)	(25,922)
Loans, net	$1,008,272	$1,167,675

The Company makes commercial, consumer and residential real estate loans primarily to customers throughout the western suburbs of Chicago. Construction and development loans are primarily made to customers engaged in the construction and development of residential real estate projects within the Company’s market area. From time to time, the Company will make loans outside of its market area. At December 31, 2010, the loans outside the market area totaled $12,386 and represented 1.2% of the total loans. There were no loans held for sale at December 31, 2010 and 2009.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2010	2009	2008
Balance, beginning of year	$25,922	$15,578	$9,269
Provision for loan losses	18,725	24,925	10,360
Loans charged-off	(16,820)	(14,952)	(4,295)
Recoveries	245	371	244
Balance, end of year	$28,072	$25,922	$15,578

The following table presents the balance of the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010:

	Commercial	Commercial Real Estate	Construction and Development	Residential Real Estate	Consumer and Other	Total
Allowance for loan losses:
Ending balance attributable to loans:
Individually evaluated for impairment	$2,137	$250	$2,485	$—	$—	$4,872
Collectively evaluated for impairment	10,501	3,929	3,758	4,308	704	23,200

Total ending Allowance Balance	$12,638	$4,179	$6,243	$4,308	$704	$28,072

Loans:
Individually evaluated for impairment	$41,184	$14,372	$70,513	$8,937	$—	$135,006
Collectively evaluated for impairment	212,562	258,484	68,446	347,502	14,344	901,338
Total ending loan balance	$253,746	$272,856	$138,959	$356,439	$14,344	$1,036,344

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Commercial	$39,142	$34,740	$—
Commercial real estate	13,563	13,563	—
Construction and development	56,737	51,871	—
Residential real estate:
Mortgage	8,224	8,164	—
Home equity	773	773	—
Consumer and other	—	—	—
With an allowance recorded:
Commercial	8,799	6,444	2,137
Commercial real estate	1,081	809	250
Construction and development	23,073	18,642	2,485
Residential real estate:
Mortgage	—	—	—
Home equity	—	—	—
Consumer and other	—	—	—
Total	$151,392	$135,006	$4,872

Impaired loans are summarized as follows at December 31:

	2010	2009	2008
Year-end loans with no allocated allowance for loan losses	$109,111	$30,754	$21,187
Year-end loans with allocated allowance for loan losses	25,895	14,636	9,036
Total	$135,006	$45,390	$30,223

Amount of the allowance for loan losses allocated to impaired loans at year-end	$4,872	$1,527	$1,684
Average impaired loans during the year	64,852	47,768	20,642
Interest income recognized during impairment	1,325	301	223

Nonperforming loans and loans past due 90 days or more still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following table presents the recorded investment in nonaccrual and loans past due 90 days or more still on accrual by class of loans as of December 31, 2010:

	Nonaccrual	Loans Past Due 90 Days or More Still on Accrual
Commercial	$22,224	$4
Commercial real estate	6,586	—
Construction and development	47,951	—
Residential real estate:
Mortgage	1,919	108
Home equity	1,664	—
Consumer and other	—	79
Total	$80,344	$191

Nonperforming loans at December 31, 2009 totaled $38,828, which included $38,038 of nonaccrual loans and $790 of loans past due 90 days or more still on accrual.

The following table presents the aging of the recorded investment in past due loans as of December 31, 2010:

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$324	$5,652	$20,807	$26,783	$226,963	$253,746
Commercial real estate	619	—	6,586	7,205	265,651	272,856
Construction and development	—	—	47,951	47,951	91,008	138,959
Residential real estate:
Mortgage	2,280	1,063	2,026	5,369	144,879	150,248
Home equity	49	237	1,504	1,790	204,401	206,191
Consumer and other	82	97	79	258	14,086	14,344
Total	$3,354	$7,049	$78,953	$89,356	$946,988	$1,036,344

At December 31, 2010, the Company had $21,555 of loans considered TDRs, which are considered impaired loans. Based on the nature of the modifications on these loans, no specific reserves have been allocated against these loans as of December 31, 2010. The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as TDRs.

The Company categorized its non-homogeneous loans into risk categories based on relevant information about the ability of borrowers to service their debt such as, among other factors: current financial information; historical payment experience; credit documentation; public information; and current economic trends. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes certain non-homogeneous loans, such as commercial, commercial real estate and construction and development loans. This analysis is done annually on a loan by loan basis. The Company uses the following definitions for classified risk ratings:

Substandard: Loans designated as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. As of December 31, 2010, and based on the most recent analysis performed, the risk categories of loans are as follows:

	Classified	Pass	Total
Commercial	$56,323	$197,423	$253,746
Commercial real estate	15,970	256,886	272,856
Construction and development	77,350	61,609	138,959
Total	$149,643	$515,918	$665,561

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Company evaluates credit quality based on the payment and aging status of the loan. Payment status is reviewed on a daily basis by the Bank’s collection department and on a monthly basis with respect to determining adequacy of the allowance for loan losses.

The Company generally sells mortgage loans with servicing rights released, although in 2010 the Company did not originate mortgage loans for the purpose of selling the loans. Activity during the year is as follows:

	2010	2009	2008
Origination of loans originated for sale	$—	$50,847	$6,828
Proceeds from sales of loans originated for sale	—	53,168	5,480
Net gains on sales of loans originated for sale	—	553	70

As part of an overall strategy to improve the Bank’s interest rate risk and to maintain strong regulatory capital in the present economic environment, the Company sold $64,716 of portfolio residential loans during the fourth quarter of 2010 at a gain of $2,803. The loans sold were fully amortizing first mortgage loans that had a lower yield, yet above the market rates at the time of sale. The sale was on a non-recourse basis, with servicing retained by the Company. The Company does not currently expect that portfolio loan sales will be part of management’s strategy, and therefore the Company does not expect that additional loans will be classified as held for sale.

At December 31, 2010, the outstanding balance of these serviced loans totaled $59,757. The related mortgage servicing rights and amortization of the mortgage servicing rights was not material.

Note 4 - Premises and Equipment

Major classifications of assets comprising premises and equipment are summarized as follows at December 31:

	2010	2009
Land	$15,263	$15,263
Premises	48,168	47,607
Furniture and equipment	50,671	49,812
Total	114,102	112,682
Less accumulated depreciation	(71,901)	(68,914)
Premises and equipment, net	$42,201	$43,768

The Company leases certain branch properties and equipment under operating leases. Rent expense was $649, $454 and $421 for 2010, 2009 and 2008, respectively. Rent commitments before considering renewal options that generally are present, are summarized as follows:

2011	$562
2012	402
2013	300
2014	298
2015	235
Thereafter	151
Total	$1,948

Note 5 - Other Real Estate Owned

Activity in other real estate owned was as follows at December 31:

	2010	2009
Beginning balance	$25,994	$4,658
Acquired through loan foreclosure	7,502	25,707
Reductions from sales	(7,480)	(3,922)
Write-downs	(5,537)	(449)
Ending balance	$20,479	$25,994

Included in the write-downs is a valuation allowance totaling $3,625 on one property at December 31, 2010. There was no valuation allowance at December 31, 2009. Expenses, excluding write-downs relating to other real estate owned, for 2010, 2009 and 2008 were $1,348, $460 and $127, respectively.

Activity in the valuation allowance on other real estate owned was as follows:

2010
Beginning balance	$—
Additions charged to expense	3,625
Write-downs	—
Ending balance	$3,625

Note 6 - Deposits

The major categories of deposits are summarized as follows at December 31:

	2010	2009
Demand-noninterest-bearing	$152,064	$125,132
Prepaid solutions card deposits	29,161	30,577
NOW	349,246	328,405
Money market checking	422,465	403,155
Savings	346,539	330,197
Time deposits
Less than $100,000	348,930	392,501
$100,000 and greater	130,022	147,020
Total	$1,778,427	$1,756,987

At December 31, 2010, the scheduled maturities of time deposits were as follows:

2011	$292,852
2012	62,166
2013	75,448
2014	18,453
2015	29,865
Thereafter	168
Total	$478,952

At December 31, 2010, the Company did not have brokered deposits.

Note 7 - Income Taxes

Income tax (benefit) expense is as follows for the years ended December 31:

	2010	2009	2008
Current tax expense (benefit)
Federal	$2,059	$(2,199)	$8,252
State	—	—	(1,311)
Deferred tax benefit	(4,157)	(5,603)	(1,861)
Total	$(2,098)	$(7,802)	$5,080

A reconciliation between taxes computed at the statutory federal income tax rate and the consolidated effective tax rates follows:

	2010	2009	2008
Statutory federal income tax rate	(35.0)%	(35.0)%	35.0%
(Decrease) increase in taxes resulting from:
Tax-exempt income	(61.8)%	(8.8)%	(2.7)%
State income taxes, net of federal tax benefit	(24.0)%	(10.1)%	(3.4)%
Dividends on ESOP shares	(41.8)%	(22.0)%	(5.2)%
Bank-owned life insurance	(63.5)%	(11.1)%	(3.5)%
Other items, net	3.9%	0.1%	2.0%
Effective tax rate	(222.2)%	(86.9)%	22.2%

The temporary differences which created deferred tax assets and liabilities at December 31 are summarized below:

	2010	2009
Deferred tax assets
Allowance for loan losses	$11,157	$10,304
Deferred compensation	3,369	2,990
Nonaccrual loan interest income	2,352	827
Pension obligation adjustment	200	207
State net operating loss	1,763	2,029
Other real estate owned	2,110	122
Other	210	691
Total deferred tax assets	21,161	17,170
Deferred tax liabilities
Net unrealized gain on securities available for sale	389	2,573
Depreciation	343	499
Federal Home Loan Bank stock dividends	611	611
Deposit base intangible	286	277
Qualified prepaid expenses	352	365
Total deferred tax liabilities	1,981	4,325
Net deferred tax assets	$19,180	$12,845

In 2010, the State of Illinois passed new tax legislation that restricts companies from utilizing state net operating loss carry forwards to offset state income tax expense for the next three years (2011-2013). At December 31, 2010, the Company had state net operating loss carry forwards totaling approximately $37,200, which expire at various dates beginning in 2021. As of December 31, 2010, the Company believes that it will generate sufficient taxable income to utilize the net operating loss carry forwards prior to expiration, and therefore, no valuation allowance has been established.

Based on the carry back available and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset as of December 31, 2010 and 2009, will be realized. Therefore, no valuation allowance has been established.

There were no unrecognized tax benefits as of December 31, 2010 and 2009. The Company does not expect a significant change in the unrecognized tax benefit in the next twelve months.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the State of Illinois. The Company is no longer subject to examination by taxing authorities for years before 2007.

Note 8 - Benefit Plans

The Bank maintains the West Suburban Bank 401(k) Profit Sharing Plan (the “401(k) Plan”), which currently serves as the Company’s principal retirement plan. The 401(k) Plan was established to address the limited availability of West Suburban common stock for acquisition by the ESOP and to offer participants an avenue to diversify their retirement savings. The Company recorded expenses totaling $625, $668 and $1,623 during 2010, 2009 and 2008, respectively, for contributions to the 401(k) Plan.

The Bank also maintains an ESOP, which is a noncontributory tax qualified retirement plan that covers employees who have satisfied specific service requirements. The ESOP provides incentives to employees by granting participants an interest in West Suburban common stock, which represents the ESOP’s primary investment.

At December 31, 2010 and 2009, the ESOP held 90,775 and 91,317 shares of West Suburban common stock, respectively, that were allocated to ESOP participants. Upon termination of their employment, participants who elect to receive their benefit distributions in the form of West Suburban common stock may request the Company to purchase, when the Company is legally permitted to purchase its common stock, the common stock distributed at the appraised fair market value during two 60-day periods. The first purchase period begins on the date the benefit is distributed and the second purchase period begins on the first anniversary of the distribution date. This contingent repurchase obligation is reflected in the Company’s financial statements as “Common stock in ESOP subject to contingent repurchase obligation” and reduces shareholders’ equity by an amount that represents the independently appraised fair market value of all West Suburban common stock held by the ESOP and allocated to participants, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require the Company to purchase the shares.

During 2010 and 2009, the ESOP distributed $434 and $788, respectively, in cash representing the interests of participants. In addition, the ESOP distributed 542 shares of West Suburban common stock in 2010 and 80 shares in 2009.

An individual account is established for each participant under the 401(k) Plan and the ESOP, and the benefits payable upon retirement, termination, disability or death are based upon service, the amount of the employer’s, and for the 401(k) Plan, an employee’s, contributions and any income, expenses, gains and losses and forfeitures allocated to the participant’s account.

The Company maintains deferred compensation arrangements with certain former and current executive officers and certain members of the Board of Directors. The deferred compensation expense was $150, $165 and $165 for the years ended December 31, 2010, 2009 and 2008, respectively. Executive officers can elect to defer the payment of a percentage of their salaries and cash bonuses, if any, and members of the Board of Directors can elect to defer the payment of their directors’ fees. In addition, the Company can elect to make annual contributions for the benefit of current participants in the Company’s deferred compensation arrangements. The annual contributions for certain senior executive officers were $25 in 2010, 2009 and 2008 and the annual contributions for certain other executive officers were $0, $5 and $5 in 2010, 2009 and 2008. An additional $50 was contributed to the plan in 2010 for the benefit of a former senior executive officer in conjunction with a severance payment.

The total accumulated liability for all deferred compensation arrangements was $8,478 and $7,522 at December 31, 2010 and 2009, respectively. These amounts are included in accrued interest and other liabilities in the consolidated balance sheets.

The Company maintains a noncontributory postretirement benefit plan covering certain senior executives. The plan provides postretirement medical, dental and long term care coverage for certain executives and their surviving spouses. The eligible retirement age under the plan is age 62. The Company used a December 31 measurement date for its postretirement benefit plan. The plan is unfunded.

Information about changes during 2010 and 2009 in obligations of the postretirement benefit plan follows:

	2010	2009
Change in benefit obligation:
Beginning benefit obligation	$993	$980
Service cost	34	41
Interest cost	58	61
Actuarial loss (gain)	23	(70)
Benefits paid	(20)	(19)
Ending benefit obligation	1,088	993

Change in plan assets, at fair value:
Beginning plan assets	—	—
Employer contributions	20	19
Benefits paid	(20)	(19)
Ending plan assets	—	—

Unfunded status at December 31	$1,088	$993

Amounts recognized in accumulated other comprehensive loss at December 31 consist of:

	2010	2009
Net actuarial loss	$293	$290
Prior service cost	211	231
Total	$504	$521

The accumulated benefit obligation was $1,088 and $993 at December 31, 2010 and 2009, respectively.

Net postretirement benefit costs included the following components for the years ended December 31:

	2010	2009	2008
Service cost	$34	$41	$37
Interest cost	58	61	52
Amortization of unrecognized prior service cost	21	21	21
Amortization of net loss	21	27	21
Net periodic postretirement benefit cost	134	150	131

Net loss (gain)	23	(70)	28
Prior service cost	—	—	—
Amortization of net loss	(21)	(27)	(21)
Amortization of prior service cost	(21)	(21)	(21)
Total recognized in other comprehensive income	(19)	(118)	(14)
Postretirement benefit cost and other comprehensive loss	$115	$32	$117

The estimated net loss and the prior service cost for the defined postretirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $21 and $21, respectively.

The discount rate used to determine the benefit obligations in 2010 and 2009 was 5.25% and 5.95%, respectively. The discount rate used to determine the net periodic benefit costs were 5.95% and 6.25% for 2010 and 2009, respectively.

For measurement purposes, an 8.5% annual rate of increase in the per capita premium cost of covered health care benefits was assumed for 2011, with rates reducing .5% per annum to an ultimate rate of 5% in 2018. Dental benefits were assumed to increase 5.5% for 2011 with rates reducing to an ultimate rate of 5% in 2012.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest cost	$14	$(12)
Effect on accumulated postretirement benefit obligation	169	(142)

The Company expects to contribute amounts in 2011 to satisfy its obligations. The following benefit payments, which reflect expected future service, are expected for the years indicated:

2011	$20
2012	14
2013	21
2014	29
2015	38
Following 5 Years	306

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. These commitments primarily consist of unused lines of credit, undrawn portions of construction and development loans and commitments to make new loans. Commitments generally have fixed expiration dates or other termination provisions and may require the payment of a fee. Since many of the commitments are expected to expire without being exercised or drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

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

A summary of the contractual exposure to off-balance-sheet risk as of December 31 follows:

	2010			2009
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Commercial loans and lines of credit	$821	$117,484	$118,305	$1,434	$169,158	$170,592
Check credit lines of credit	919	—	919	1,027	—	1,027
Mortgage loans	5,141	—	5,141	8,419	—	8,419
Home equity lines of credit	654	135,767	136,421	2,508	152,281	154,789
Letters of credit	—	11,814	11,814	—	14,650	14,650
Credit card lines of credit	—	37,483	37,483	—	38,771	38,771
Total	$7,535	$302,548	$310,083	$13,388	$374,860	$388,248

Fixed rate commercial loan commitments at December 31, 2010 had interest rates ranging from 3.8% to 7.3% with terms ranging from 1 month to 5 years. Fixed rate check credit lines of credit at December 31, 2010 had interest rates of 18.0%. Fixed rate mortgage loan commitments at December 31, 2010 had interest rates ranging from 4.3% to 5.3% with terms ranging from 10 to 30 years. Fixed rate home equity lines of credit at December 31, 2010 had interest rates ranging from 3.0% to 7.0% with terms ranging from 1 to 5 years.

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

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Securities:  The fair value of securities is determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair value is calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair value is calculated using discounted cash flows or other market indicators (Level 3). At December 31, 2010 and 2009, the Company did not have any securities where the fair value price was designated as Level 3. There were no transfers between Level 1 and Level 2 during 2010.

Impaired Loans:  The fair value of impaired loans secured by real estate with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned:  Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Assets and liabilities measured at fair value on a recurring basis and a non-recurring basis, are as follows at year end:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2010 Recurring basis
U.S. Treasuries	$91,156	$91,156	$—	$—
U.S. government sponsored enterprises	98,144	—	98,144	—
Mortgage-backed: residential	307,280	—	307,280	—
State and political subdivisions	11,878	—	11,878	—
Corporate	10,108	—	10,108	—
Total securities available for sale	$518,566	$91,156	$427,410	$—

2010 Non-recurring basis
Impaired loans:
Commercial	$4,307	$—	$—	$4,307
Commercial real estate	559	—	—	559
Construction and development	16,157	—	—	16,157
Other real estate owned:
Construction and development	10,919	—	—	10,919
Commercial real estate	984	—	—	984

2009 Recurring basis
U.S. government sponsored enterprises	$50,484	$—	$50,484	$—
Mortgage-backed: residential	144,451	—	144,451	—
State and political subdivisions	10,675	—	10,675	—
Total securities available for sale	$205,610	$—	$205,610	$—

2009 Non-recurring basis
Impaired loans	$13,109	$—	$—	$13,109
Other real estate owned	25,994	—	—	25,994

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $25,895 with a valuation allowance of $4,872 at December 31, 2010. At December 31, 2009, impaired loans had a carrying amount of $14,636, with a valuation allowance of $1,527. Provision for loan losses made for these loans for 2010 and 2009 was $4,872 and $1,527, respectively.

Other real estate owned, which are at fair value less costs to sell, had a net carrying amount of $11,903, which consisted of the outstanding balance of $15,528, net of a valuation allowance of $3,625 at December 31, 2010. Write-downs on the other real estate owned totaled $4,854 during 2010. At December 31, 2009, other real estate owned, had a net carrying amount of $25,994. Write-downs on other real estate owned totaled $275 during 2009.

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009:

Securities Available For Sale
Beginning balance, January 1, 2009	$3,463
Increase in unrealized loss	5,048
Included in earnings - realized	(8,320)
Sales	(255)
Interest income on securities	64
Ending balance, December 31, 2009	$—

Carrying values and estimated fair values of the Company’s financial instruments as of December 31 are set forth in the table below:

	2010		2009
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$70,690	$70,690	$148,610	$148,610
Securities
Available for sale	518,566	518,566	205,610	205,610
Held to maturity	215,365	222,761	265,908	273,316
Federal Home Loan Bank stock	7,599	N/A	7,599	N/A
Loans, less allowance for loan losses	1,008,272	1,018,030	1,167,675	1,166,369
Accrued interest receivable	5,217	5,217	6,048	6,048

Financial liabilities
Deposits	1,778,427	1,791,761	1,756,987	1,774,132
Accrued interest payable	3,431	3,431	4,994	4,994

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

Note 11 - Related Party Transactions

Certain executive officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, are customers of the Bank and received loans from the Bank totaling $21,574 and $8,672 at December 31, 2010 and 2009, respectively. During 2010, $16,574 in new loans and $3,672 in principal payments were made. Related parties maintained deposits at the Bank totaling $32,492 and $39,946 at December 31, 2010 and 2009, respectively.

Note 12 - Capital Requirements

As of December 31, 2010 and 2009, the Bank exceeded the minimum capital ratios required for it to qualify as “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-

capitalized”, the Bank must maintain minimum ratios for total capital to risk weighted assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets as set forth in the table below. There were no conditions or events since December 31, 2010, that management believes would result in a change of the category.

On January 13, 2011, the Bank agreed with its regulators to maintain minimum capital ratios in excess of the minimum ratios required by applicable federal regulations. Specifically, the Bank agreed to maintain minimum capital ratios equal to or exceeding 7.75% for Tier 1 capital to average total assets and equal to or exceeding 12.00% for total capital to risk-weighted assets, effective January 13, 2011. If these capital requirements were effective at December 31, 2010, the Bank would not have been in compliance with the Tier 1 capital to average total assets ratio. Additionally, effective after March 31, 2011, the minimum required ratio of Tier 1 capital to average total assets will increase from 7.75% to 8.00%. The Bank does not currently expect to be in compliance with these capital requirements at March 31, 2011. If the Bank is not in compliance with the regulatory requirements, the Bank may be subject to additional regulatory actions or restrictions.

Management has taken, and has the ability to continue to take, various steps to preserve and increase capital and strengthen the capital ratios of the Bank. These steps include the following, among others:

•      The Bank intends to continue the suspension of dividends to West Suburban.

•      The Bank intends to reduce its assets, including through normal run-offs of deposits and by ceasing to hold deposits on most prepaid solutions cards.

•      West Suburban intends to apply to participate in the U.S. Treasury’s Small Business Lending Fund, a program established by the U.S. Treasury for community banks, which will provide eligible institutions with between $1 billion and $10 billion in assets with Tier 1 capital of up to 3% of the institutions’ risk-weighted assets. There is no assurance that West Suburban will be accepted to participate in the program or that it will elect to participate if it is accepted.

•      West Suburban has the ability to inject capital into the Bank as West Suburban had $3.8 million in cash on hand at December 31, 2010.

In order to be considered compliant with the capital requirements had they been in effect at December 31, 2010, the Bank would have needed to have approximately $11,800 in additional Tier 1 capital or to shrink average assets by approximately $147,900 or a combination thereof. By implementing management’s strategies to preserve and increase capital, management believes that the Bank has the ability to become in compliance with the higher capital requirements during 2011.

The Bank also has agreed not to pay dividends to West Suburban without obtaining prior approval of its bank regulators. In addition, West Suburban’s Board of Directors has resolved to obtain regulatory approval prior to paying dividends or redeeming West Suburban common stock in order to preserve capital and maintain the Company’s financial strength given the economic environment and its impact on the Company.

The capital amounts and ratios of the Company and the Bank for purposes of the prompt corrective action framework are presented in the table below:

	Actual		Minimum For Capital Adequacy Purposes		Minumum To Be Well- Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010
Total capital (to risk weighted assets)
Company	$171,452	12.99%	$105,608	8.00%	N/A	N/A
Bank (1)	160,089	12.22%	104,795	8.00%	130,993	10.00%
Tier 1 capital (to risk weighted assets)
Company	154,808	11.73%	52,804	4.00%	N/A	N/A
Bank	143,570	10.96%	52,397	4.00%	78,596	6.00%
Tier 1 capital (to average assets)
Company	154,808	7.93%	78,101	4.00%	N/A	N/A
Bank (2)	143,570	7.39%	77,699	4.00%	97,124	5.00%

As of December 31, 2009
Total capital (to risk weighted assets)
Company	$171,609	12.04%	$114,005	8.00%	N/A	N/A
Bank	159,818	11.22%	113,908	8.00%	142,385	10.00%
Tier 1 capital (to risk weighted assets)
Company	153,696	10.79%	57,003	4.00%	N/A	N/A
Bank	141,920	9.97%	56,954	4.00%	85,431	6.00%
Tier 1 capital (to average assets)
Company	153,696	8.05%	76,396	4.00%	N/A	N/A
Bank	141,920	7.46%	76,091	4.00%	95,114	5.00%

(1)          The Bank has agreed to maintain minimum total capital to risk weighted assets of 12.00% effective as of January 13, 2011.

(2)          The Bank has agreed to minimum Tier 1 capital to risk-weighted assets of 7.75% effective as of January 13, 2011 and 8.00% effective after March 31, 2011.

The appraised fair market value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Note 13 - Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

	2010	2009	2008
Net unrealized holding (loss) gain on available for sale securities	$(5,227)	$8,098	$277
Reclassification adjustments for losses and gains later recognized in income	(267)	(109)	(101)
Tax effect	2,184	(3,176)	(70)
Net unrealized (loss) gain on available for sale securities	(3,310)	4,813	106

Change in postretirement obligation, gain	19	118	15
Tax effect	(8)	(47)	(6)
Net change in postretirement obligation, gain	11	71	9
Other comprehensive (loss) income	$(3,299)	$4,884	$115

A summary of the accumulated other comprehensive (loss) income balances, net of tax were as follows:

	Balance at 12/31/09	Current Period Change	Balance at 12/31/10
Unrealized gains on securities available for sale	$3,898	$(3,310)	$588
Unrealized loss on postretirement obligation	(314)	11	(303)
Total	$3,584	$(3,299)	$285

Note 14 - Condensed Financial Information - Parent Only

Condensed Balance Sheets

December 31, 2010 and 2009

	2010	2009
Assets
Cash	$3,789	$6,844
Securities held to maturity (fair value of $0 in 2010 and of $4,710 in 2009)	—	4,841
Investment in subsidiary	151,354	145,630
Other assets	2,995	959
Total assets	$158,138	$158,274

Liabilities and shareholders’ equity
Other liabilities	$2,290	$281

Common stock in ESOP subject to contingent repurchase obligation	29,865	31,230

Shareholders’ equity	125,983	126,763
Total liabilities and shareholders’ equity	$158,138	$158,274

Condensed Statements of Operations

Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Income
Dividends from subsidiary	$—	$3,262	$11,761
Interest income
Deposits	34	78	242
Securities	158	211	279
Net realized gains on securities transactions	—	—	16
Other	5	—	13
Total income	197	3,551	12,311

Expense
Other	406	452	659
Total expense	406	452	659
(Loss) income before income taxes	(209)	3,099	11,652
Income tax benefit	(144)	(143)	(190)
(Loss) income before equity in undistributed net income of subsidiary	(65)	3,242	11,842
Equity in undistributed net income (loss) of subsidiary	1,219	(4,077)	4,974
Net income (loss)	$1,154	$(835)	$16,816

Condensed Statements of Cash Flows

Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Cash flows from operating activities
Net income (loss)	$1,154	$(835)	$16,816
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income tax provision (benefit)	—	7	(7)
Equity in undistributed net (income) loss of subsidiary	(1,219)	4,077	(4,974)
Net discount accretion of securities	(104)	(139)	(131)
Net realized gains on securities transactions	—	—	(16)
(Increase) decrease in other assets	(2,037)	19	37
Increase (decrease) in other liabilities	2,135	18	(37)
Net cash (used in) provided by operating activities	(71)	3,147	11,688
Cash flows from investing activities
Investments in subsidiary	(3,024)	—	—
Securities available for sale
Sales	—	—	2,472
Maturities and calls	—	—	485
Securities held to maturity
Maturities and calls	40	—	—
Net cash (used in) provided by investing activities	(2,984)	—	2,957
Cash flows from financing activities
Repurchase and retirement of common stock	—	(2,658)	—
Cash dividends paid	—	(8,622)	(17,300)
Net cash used in financing activities	—	(11,280)	(17,300)
Net decrease in cash	(3,055)	(8,133)	(2,655)
Beginning cash	6,844	14,977	17,632
Ending cash	$3,789	$6,844	$14,977

Note 15 - Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited income, expense and per share data on a quarterly basis for the three-month periods indicated:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year Ended December 31, 2010
Interest income	$17,710	$19,553	$19,507	$19,420
Interest expense	3,632	4,501	4,928	5,368
Net interest income	14,078	15,052	14,579	14,052
Provision for loan losses	10,300	2,875	3,175	2,375
Net interest income after provision for loan losses	3,778	12,177	11,404	11,677
Noninterest income	7,662	2,730	2,794	3,130
Noninterest expense	18,375	12,756	12,387	12,778
(Loss) income before income taxes	(6,935)	2,151	1,811	2,029
Income tax (benefit) expense	(3,395)	348	563	386
Net (loss) income	$(3,540)	$1,803	$1,248	$1,643
Earnings (loss) per share	$(8.29)	$4.22	$2.92	$3.85

Year Ended December 31, 2009
Interest income	$19,825	$20,145	$20,793	$21,337
Interest expense	6,083	6,082	6,295	6,527
Net interest income	13,742	14,063	14,498	14,810
Provision for loan losses	10,375	5,600	7,650	1,300
Net interest income after provision for loan losses	3,367	8,463	6,848	13,510
Noninterest income	3,480	(3,516)	3,243	2,579
Noninterest expense	12,163	13,146	13,578	11,133
(Loss) income from continuing operations before income taxes	(5,316)	(8,199)	(3,487)	4,956
Income tax (benefit) expense	(2,749)	(5,132)	(1,190)	1,269
Net (loss) income from continuing operations	(2,567)	(3,067)	(2,297)	3,687
Gain on sale of prepaid solutions group, net of tax	3,313	—	—	—
Discontinued operations, net of tax	(335)	333	(109)	207
Net income (loss) from discontinued operations	2,978	333	(109)	207
Net income (loss)	$411	$(2,734)	$(2,406)	$3,894
(Loss) earnings from continuing operations per share	$(5.91)	$(7.16)	$(5.36)	$8.54
Earnings (loss) from discontinued operations per share	6.93	0.78	(0.25)	0.48
Earnings (loss) per share	1.02	(6.38)	(5.61)	9.02

During, the fourth quarter of 2010, the Company made a provision for loan losses of $10,300 due to increased charge-offs of $11,314 during the quarter primarily as a result of identification of new impaired loans and updated valuations received on other impaired loans during the quarter. Noninterest income increased $4,932 primarily due to the Company recording a gain on sale of loans of $2,803 along with an increase in BOLI income. Noninterest expense increased $5,619, the majority of which was due to write-downs on other real estate owned.

During the fourth quarter of 2009, the Company’s provision for loan losses increased $4,775 from the third quarter of 2009, primarily due to $9,688 in loan charge-offs during the quarter. Noninterest income increased $6,996 primarily due to the Company writing off its holdings of pooled trust preferred securities totaling $7,429 during the third quarter of 2009. Additionally, during the fourth quarter of 2009, the Company recorded a gain of $3,313, net of tax, on the sale of the prepaid solutions group.

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

The Securities and Exchange Commission requires that West Suburban include a line-graph presentation comparing cumulative, five-year shareholder returns on an indexed basis with the Standard & Poor’s 500 Stock Index (“S&P 500”) and either a nationally recognized industry standard or an index of peer companies selected by West Suburban. The Board of Directors has elected to compare an investment in its stock to a peer group index rather than a published industry index because it believes the peer group index includes companies whose businesses are more similar to that of the Company than any published index. The peer group index is comprised of the following companies selected by West Suburban (based on their similarity in size, loan portfolios and business markets): 1st Source Corporation; AMCORE Financial Inc.**; Corus Bankshares Inc.**; MB Financial Inc.; Midwest Banc Holdings Inc.**; Old Second Bancorp, Inc.; PrivateBancorp, Inc.; Taylor Capital Group, Inc.; and Wintrust Financial Corporation.

**Note: The banking subsidiaries of AMCORE Financial Inc., Corus Bankshares Inc. and Midwest Banc Holdings Inc. failed during the course of 2010.

The following table sets forth the dollar amounts of the annual Total Returns (as defined below) for the Company, the S&P 500 and the peer group, which are plotted on the line graph above. “Total Return” means the sum of dividends received, assuming dividend reinvestment, and the increase (or decrease) in the share price at the end of the period compared to the beginning of the period, divided by the share price at the beginning of the period.

	Total Return Based on Initial Investment of $100.00
	2005	2006	2007	2008	2009	2010
The Company	$100.00	$116.35	$117.67	$100.60	$67.93	$65.35
S&P 500	100.00	115.79	122.16	76.96	97.33	111.99
Peer Group	100.00	101.67	69.63	44.74	30.52	34.09

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

	Years Ended December 31,
	2010	2009	2008	2007	2006
Selected operating data
Interest income	$76,190	$82,100	$95,060	$108,462	$105,736
Interest expense	18,429	24,987	33,972	48,206	45,334
Net interest income	57,761	57,113	61,088	60,256	60,402
Provision for loan losses	18,725	24,925	10,360	375	150
Net interest income after provision for loan losses	39,036	32,188	50,728	59,881	60,252
Noninterest income (1)	16,316	5,786	12,464	13,684	14,570
Noninterest expense	56,296	50,020	40,870	42,648	39,929
(Loss) income from continuing operations before income taxes	(944)	(12,046)	22,322	30,917	34,893
Income tax (benefit) expense	(2,098)	(7,802)	5,080	8,103	9,764
Net income (loss) from continuing operations	1,154	(4,244)	17,242	22,814	25,129
Gain on sale of prepaid solutions group, net of tax	—	3,313	—	—	—
Discontinued operations, net of tax	—	96	(426)	599	222
Net income (loss) from discontinued operations	—	3,409	(426)	599	222
Net income (loss)	$1,154	$(835)	$16,816	$23,413	$25,351

Per share data
Earnings (loss) from continuing operations per share	$2.70	$(9.89)	$39.87	$52.75	$58.11
Earnings (loss) from discontinued operations per share	—	7.94	(0.99)	1.38	0.51
Earnings (loss) per share	2.70	(1.95)	38.88	54.13	58.62
Cash dividends declared	—	10.00	40.00	50.00	50.00
Book value (2)	365.11	370.14	372.03	373.34	359.18

Selected balances, end of year
Securities	$741,530	$479,117	$472,192	$488,739	$503,201
Loans, less allowance for loan losses	1,008,272	1,167,675	1,233,595	1,226,571	1,153,885
Total assets	1,961,624	1,938,583	1,867,420	1,851,357	1,876,643
Deposits	1,778,427	1,756,987	1,625,925	1,637,714	1,677,844
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (2)	155,848	157,993	160,899	161,468	155,344

Ratios
Return on average total assets	0.06%	(0.04)%	0.90%	1.26%	1.38%
Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (2)	0.71%	(0.52)%	10.40%	14.83%	16.83%
Cash dividends declared to net income	0.00%	(514.61)%	102.88%	92.36%	85.30%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (2)	8.25%	8.57%	8.67%	8.49%	8.18%
Net interest margin (3)	3.45%	3.39%	3.58%	3.50%	3.54%

(1)          Noninterest income includes gain on sale of portfolio residential real estate loans of $2,803 in 2010. Noninterest income for 2009 includes ($8,320) for the impairment of pooled trust preferred securities and for 2007 includes the impairment of FHLMC stock of ($381).

(2)          See Note 8 to the Company’s consolidated financial statements and “NON-GAAP FINANCIAL MEASURES.” This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

(3)          Net interest margin is presented on a tax equivalent basis, assuming a federal income tax rate of 35%.

NON-GAAP FINANCIAL MEASURES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States (“GAAP”). However, management uses certain non-GAAP measures and ratios to evaluate and measure the Company’s performance. These measures and ratios include book value per share, return on average shareholders’ equity and average shareholders’ equity to average total assets. For each of these measures and ratios, the Company adds to shareholders’ equity the amount in “common stock in ESOP subject to contingent repurchase obligation.” Under the ESOP, the Company has certain contingent repurchase obligations to buy back common stock distributed to participants, as described in more detail in Note 8 to the Company’s audited financial statements. This contingent repurchase obligation is reflected in the Company’s financial statements as “common stock in ESOP subject to contingent repurchase obligation” and, in accordance with GAAP, reduces shareholders’ equity. The Company believes that it is unlikely that the Company would be required to satisfy its contingent repurchase obligation and therefore believes that adjusting shareholders’ equity by adding “common stock in ESOP subject to contingent repurchase obligation” to that amount provides a more meaningful view of the applicable measures and ratios. In addition, management believes that the return on average shareholders’ equity, a financial measure frequently considered to evaluate the performance of bank holding companies, would be significantly overstated.

The following table presents a reconciliation of certain non-GAAP performance measures and ratios used by the Company to the most directly comparable GAAP financial measures for the years ended December 31 (dollars in thousands, except per share data):

	2010	2009	2008	2007	2006
Shareholders’ equity (GAAP)	$125,983	$126,763	$114,229	$104,561	$95,335
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP)	155,848	157,993	160,899	161,468	155,344
Book Value Per Share (GAAP) (1)	295.15	296.97	264.12	241.76	220.43
Book Value Per Share (non-GAAP) (2)	365.11	370.14	372.03	373.34	359.18
Return on average shareholders’ equity (GAAP) (3)	0.90%	(0.70)%	16.01%	24.04%	27.05%
Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP) (4)	0.71%	(0.52)%	10.40%	14.83%	16.83%
Average shareholders’ equity to average total assets (GAAP) (5)	6.52%	6.34%	5.63%	5.24%	5.09%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (non-GAAP) (6)	8.25%	8.57%	8.67%	8.49%	8.18%

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

	Years Ended December 31,
	2010			2009			2008
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Federal funds sold	$22,517	$56	0.2%	$61,280	$162	0.3%	$7,898	$198	2.5%
Securities
Taxable	553,802	17,608	3.2%	420,986	17,985	4.3%	465,555	21,109	4.5%
Exempt from federal income tax (1)	28,951	1,676	5.8%	28,253	1,730	6.1%	30,428	1,809	5.9%
Total securities (1)	582,753	19,284	3.3%	449,239	19,715	4.4%	495,983	22,918	4.6%
Loans (1)(2)	1,094,309	57,774	5.3%	1,201,646	63,131	5.3%	1,231,226	72,916	5.9%
Total interest-earning assets (1)(2)	1,699,579	77,114	4.5%	1,712,165	83,008	4.8%	1,735,107	96,032	5.5%
Cash and due from banks	100,779			39,982			34,877
Premises and equipment, net	42,882			45,448			43,827
Other real estate owned	24,161			10,426			997
Allowance for loan losses	(27,961)			(19,859)			(11,505)
Accrued interest and other assets (2)	122,427			82,489			61,977
Total assets	$1,961,867			$1,870,651			$1,865,280
Liabilities and shareholders’ equity
Interest-bearing deposits
NOW	$326,489	215	0.1%	$314,199	275	0.1%	$307,033	1,347	0.4%
Money market checking	419,385	3,516	0.8%	370,914	6,507	1.8%	326,367	8,021	2.5%
Savings	342,602	993	0.3%	333,243	1,392	0.4%	334,266	2,627	0.8%
Time deposits
Less than $100,000	381,132	9,625	2.5%	372,061	12,079	3.2%	368,943	15,282	4.1%
$100,000 and greater	143,174	4,080	2.8%	135,242	4,691	3.5%	146,492	6,031	4.1%
Total interest-bearing deposits	1,612,782	18,429	1.1%	1,525,659	24,944	1.6%	1,483,101	33,308	2.2%
Other interest-bearing liabilities	7,285	—	0.0%	8,468	43	0.5%	32,375	664	2.1%
Total interest-bearing liabilities	1,620,067	18,429	1.1%	1,534,127	24,987	1.6%	1,515,476	33,972	2.2%
Demand-noninterest-bearing deposits	163,906			152,332			138,106
Accrued interest and other liabilities	15,950			23,953			50,035
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (3)	161,944			160,239			161,663
Total liabilities and shareholders’ equity	$1,961,867			$1,870,651			$1,865,280
Net interest income		$58,685			$58,021			$62,060
Interest rate spread			3.4%			3.2%			3.3%
Net interest margin (1)			3.5%			3.4%			3.6%

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company’s financial condition as of December 31, 2010 and 2009, and the results of operations for each of the three years in the period ended December 31, 2010. This discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report. The financial information provided below is rounded in order to simplify the presentation of management’s discussion and analysis. However, the ratios and percentages provided below are calculated using the more detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

Executive Overview

At the end of 2007, the United States economy experienced a downturn that continued into 2010. During this period, the United States economy experienced rising unemployment, declining home values, extremely low liquidity in the debt markets and declining values and high volatility in the equity markets. As a result of these conditions, consumer confidence and spending decreased substantially and asset values declined. Like many other financial institutions, the Company’s financial results in recent reporting periods, including 2010, were impacted by the continuing economic downturn.

The economic downturn has impacted the entire State of Illinois, including the Company’s primary market area, located in the western suburbs of Chicago, Illinois. According to the Bureau of Labor and Statistics, the unemployment rate in the State of Illinois at December 31, 2010, was 9.2%. High levels of unemployment has adversely impacted the ability of certain of the Company’s borrowers to meet their ongoing debt obligations. In addition, real estate demand in the Company’s market area remains weak, resulting in declines in the values of the real estate serving as collateral for certain of the Company’s loans.

As a result of the continuing economic downturn in the national and local economies and declining real estate values, management has focused its attention primarily on improving the performance of the Bank’s loan portfolio. During 2010, the Bank’s nonaccrual loans increased, which adversely impacted its interest income. The deterioration in the Bank’s loan portfolio has forced the Bank to increase its allowance for loan losses to absorb additional losses in the loan portfolio. The Bank’s Board of Directors reviews the level of its allowance for loan losses on a monthly basis. The Board responds as promptly as practical to new developments in the Bank’s loan portfolio, but it often takes time to implement appropriate changes to the Bank’s allowance. Although management has increased the Bank’s allowance for loan losses in response to increasing levels of nonaccrual loans and believes that the allowance for loan losses is a reasonable estimate for probable incurred losses in the loan portfolio, future loan losses in excess of the allowance for loan losses would adversely affect the Bank’s financial condition and results of operations. In addition, as a result of increasing levels of foreclosures, the Bank’s other real estate owned portfolio increased dramatically in 2009 and remained at a high level in 2010, further decreasing the Bank’s interest income. Management believes that the level of the Bank’s other real estate owned portfolio will remain at a high level in 2011 and may increase. Management has had to focus additional time and effort on selling these properties, and the Bank has incurred significant costs in connection with maintaining the properties, including real estate taxes, management fees and insurance costs. Management continues to aggressively pursue sales of the foreclosed assets in the Bank’s portfolio, but due to weak real estate demand in the Bank’s market area, management is not able to dispose of these properties as promptly as desired.

During this difficult economic period the Bank has seen low levels of quality demand for credit. Although concerns over the credit quality in the Bank’s loan portfolio exist, the Bank continues to be willing to make loans to qualified applicants that meet its traditional, prudent lending standards, which have not changed.

In response to the economic downturn, the Federal Reserve has maintained interest rates at historically low levels and has used various forms of monetary policy in an attempt to drive down long-term interest rates. The presence of these historically low interest rates has created net interest challenges for the banking industry in general and the Bank in particular. This interest rate environment has resulted in low-yielding investment opportunities, adding to the downward pressure on the Bank’s interest income. Because management believes that interest rates will increase over the next few years, management has been focused on investments for the Bank’s securities portfolio that are expected to retain their value in a rising rate environment. Specifically, the Bank has invested in mortgage-backed securities issued by U.S. government sponsored enterprises with average maturities of less than five years. In addition, movements in general market interest rates are a key element in changes in the Bank’s interest rate margin, and management expects the interest rate environment to remain at historically low levels throughout 2011.

During 2010, management remained focused on resolving the issues raised by the Bank’s regulators in two Cease and Desist Orders, one related to the Bank’s Secrecy Act/Anti-Money Laundering Program and the other related to consumer compliance issues. Each of these orders was terminated in the fourth quarter of 2010.

On January 13, 2011, the Bank agreed with its regulators to maintain minimum capital ratios in excess of the minimum ratios required by applicable federal regulations. Specifically, the Bank agreed to maintain minimum capital ratios equal to or exceeding 7.75% for Tier 1 capital to average total assets and equal to or exceeding 12.00% for total capital to risk-weighted assets, effective January 13, 2011. If these capital requirements were effective at December 31, 2010, the Bank would not have been in compliance with the Tier 1 capital to average total assets ratio. Additionally, effective after March 31, 2011, the minimum required ratio of Tier 1 capital to average total assets will increase from 7.75% to 8.00%. The Bank does not currently expect to be in compliance with these capital requirements at March 31, 2011. If the Bank is not in compliance with the regulatory requirements, the Bank may be subject to additional regulatory actions or restrictions.

Recent Regulatory Developments

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which is perhaps the most significant financial reform since the Great Depression. Among other things, the law:

•                  Creates a Financial Services Oversight Council to identify emerging systemic risks and improve interagency cooperation;

•                  Creates a Consumer Financial Protection Agency authorized to promulgate and enforce consumer protection regulations relating to financial products, which would affect both banks and non-bank finance companies;

•                  Establishes strengthened capital standards for banks and bank holding companies, and disallows trust preferred securities from being included in the Tier 1 capital determination for certain financial institutions;

•                  Enhances regulation of financial markets, including derivatives and securitization markets;

•                  Contains a series of provisions covering mortgage loan original standards affecting, among other things, originator compensation, minimum repayment standards and pre-payments;

•                  Grants the Board of Governors of the Federal Reserve System the power to regulate debit card interchange fees;

•                  Prohibits certain trading activities by banks;

•                  Permanently increases the maximum standard FDIC deposit insurance amount to $250,000; and

•                  Creates an Office of National Insurance with the U.S. Department of Treasury.

While the provisions of the Act receiving the most public attention have generally been those more likely to affect larger institutions, the Act also contains many provisions which will affect smaller institutions such as the Company in substantial and unpredictable ways. Consequently, compliance with the Act’s provisions may curtail the Company’s revenue opportunities, increase its operating costs, require it to hold higher levels of regulatory capital and/or liquidity or otherwise adversely affect the Company’s business or financial results in the future. The Company’s management is actively reviewing the provisions of the Act and assessing its probable impact on the Company’s business, financial condition, and result of operations. However, because many aspects of the Act are subject to future rulemaking, it is difficult to precisely anticipate its overall financial impact on the Company and the Bank at this time.

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

In management’s view, the accounting policies that are critical to the Company are those relating to estimates, assumptions and judgments regarding the determination of the adequacy of the allowance for loan losses, the Company’s federal and state income tax obligations, the determination of the fair value of certain of the Company’s investment securities, the fair value of common stock subject to contingent repurchase obligation and the carrying value of other real estate owned.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses in the loan portfolio. The allowance is increased by a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan has been established. Subsequent recoveries, if any, are credited to the allowance. The allowance consists of specific and general components. The specific component relates to specific loans that are individually classified as impaired. The allowance for loan losses is evaluated monthly based on management’s periodic review of loan collectibility in light of historical loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values and prevailing economic conditions. Although allocations of the allowance may be made for specific loans, the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Management’s evaluation of loan collectibility is inherently subjective as it requires estimates that are subject to significant revision as more information becomes available or as relevant circumstances change.

The Company evaluates commercial, construction and development and commercial real estate loans monthly for impairment. A loan is considered impaired when, based on current information and events, full payment under the loan terms is not expected. Loans for which the terms have been modified and for which the borrower is experiencing financial difficulties are considered troubled debt restructurings (“TDR”) and classified as impaired. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the loan’s collateral, if repayment of the loan is collateral dependent. A valuation allowance is maintained for the amount of impairment. Generally, loans 90 days or more past due and loans classified as nonaccrual status are considered for impairment. Impairment is considered on an entire category basis for smaller-balance loans of similar nature such as residential real estate and consumer loans, and on an individual basis for other loans. In general, consumer and credit card loans are charged-off no later than 120 days after a consumer or credit card loan becomes past due.

The general component covers pools of other loans not classified as impaired and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on a rolling one year net charge-off history. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These factors include consideration of the following: levels and trends in past dues; trends in charge-offs and recoveries; trends in volume and terms of loans; effects of collateral deterioration; other changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staff; national and local economic trends; and trends in impaired loans including impaired loans, without specific allowance for loan losses. The following portfolio segments have been identified: construction and development, residential loans, commercial real estate, commercial loans and consumer and other loans.

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

Temporary Decline in Fair Value of Securities. The Company evaluates its debt and equity securities for OTTI under FASB guidance “Investments in Debt and Equity Securities.” The guidance applies to debt securities, as well as equity securities not accounted for under the equity method (i.e., cost method investments), unless the investments are subject to other accounting guidance, such as FASB guidance “Beneficial Interest in Securitized Financial Assets.” Investments in securitized structures such as collateralized mortgage obligations and collateralized debt obligations that are not high quality investment grade securities upon acquisition are subject to this guidance. High quality investment grade securities are defined as securities with an investment grade of “AA” or higher.

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

In order to determine OTTI for purchased beneficial interests that, on the purchase date, were not highly rated, the Company compares the present value of the remaining cash flows as estimated at the preceding evaluation date to the current expected remaining cash flows. OTTI is deemed to have occurred if there has been an adverse change in the remaining expected future cash flows.

Other Real Estate Owned. Assets acquired through or instead of loan foreclosure are initially recorded at fair value less anticipated costs to sell when acquired, establishing a new basis. If fair value declines subsequent to acquisition, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed as incurred.

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

The following table presents the Company’s significant fixed and determinable contractual obligations and significant commitments by payment date as of December 31, 2010 (dollars in thousands). The payment amounts represent those amounts contractually due to the recipient and do not include any carrying value adjustments.  Further discussion of the nature of each obligation is included in the referenced Note to the Company’s Consolidated Financial Statements included in this annual report.

	Note Reference	One Year or Less	Over One Year to Three Years	Over Three Years to Five Years	Over Five Years	Total
Deposits without a stated maturity	6	$1,270,314	$—	$—	$—	$1,270,314
Time deposits	6	292,852	137,614	48,318	168	478,952
Prepaid solutions card deposits	6	29,161	—	—	—	29,161
Operating leases	4	562	702	533	151	1,948
Commitments to extend credit
Fixed rate	9					7,535
Variable rate	9					302,548
Deferred compensation	8					8,478
Postretirement benefit plan	8					1,088

Balance Sheet Analysis

Total Assets. Total consolidated assets at December 31, 2010, increased 1.2% from the prior year-end. This increase was primarily due to an increase in the securities portfolio, offset by decreases in federal funds sold and the loan portfolio. Total average assets in 2010 increased 4.9% from the prior year primarily due to an increase in average investment securities, cash and due from banks and accrued interest and other assets.

Cash and Cash Equivalents. Cash and cash equivalents at December 31, 2010 decreased 52.4% from the prior year-end due to a decrease in federal funds sold. As rates paid on federal funds sold remained at historically low levels, the Company increased its available for sale securities portfolio to earn a higher rate of return compared to the rate paid on federal funds sold while maintaining a high level of liquidity in response to the uncertain economy.

Securities. The Company’s securities portfolio increased 54.8% at December 31, 2010 from the prior year-end. This increase was primarily due to investments in U.S. government sponsored enterprise issued residential mortgage-backed securities and U.S. Treasury securities. The Company made these investments to earn a higher yield when compared to alternative investments such as federal funds sold to offset the effects resulting from the decrease in the Company’s loan portfolio.

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

Securities available for sale are carried at fair value, while securities held to maturity and Federal Home Loan Bank stock are carried at cost. The securities available for sale portfolio had gross unrealized gains of $6.8 million, which were offset by gross unrealized losses of $5.8 million as of December 31, 2010, as compared with gross unrealized gains of $6.5 million and gross unrealized losses of $.1 million as of December 31, 2009.

Loans. Total loans outstanding at December 31, 2010 decreased 13.2% from the prior year-end with the Company experiencing decreases in all loan segments but particularly in the residential real estate loan portfolio. The decrease in the residential real estate portfolio was due to management’s decision to sell residential real estate loans that were at the lower end of the interest earning yield of the portfolio, yet were still above current market rates. This was done as part of an overall strategy to improve the Bank’s interest rate risk and to maintain strong regulatory capital in the present economic environment. In the fourth quarter of 2010, the Company sold $64.7 million of portfolio residential mortgage loans, which represented fully amortizing first mortgage loans, to a third party, on a non-recourse basis, with servicing retained. The sale of these portfolio loans resulted in a gain of $2.8 million. The Company does not currently expect that portfolio loan sales will continue to be part of management’s strategy in the future. The decrease in the construction and development loan portfolio was primarily due to the reduction, payoff or partial charge-off of loans. The decrease in the home equity loan portfolio was primarily due to payoffs resulting from financing activity, as well as a decrease in home equity originations. The decrease in the commercial loan portfolio was primarily due to customers paying down their commercial revolving lines of credit and charge-offs.

Allowance for Loan Losses and Asset Quality. The ratio of the allowance for loan losses to total loans outstanding was 2.71% and 2.17% at December 31, 2010 and 2009, respectively. The following table is an analysis of the Company’s nonperforming loans and other real estate owned at December 31 (dollars in thousands):

	2010	2009	2008
Loans past due 90 days or more still on accrual	$191	$790	$1,705
Nonaccrual loans	80,344	38,038	23,569
Total nonperforming loans	$80,535	$38,828	$25,274
Nonperforming loans as a percent of total loans	7.77%	3.25%	2.02%
Allowance for loan losses as a percent of nonperforming loans	35%	67%	62%
Other real estate owned	$20,479	$25,994	$4,658
Nonperforming assets as a percent of total assets	5.15%	3.34%	1.60%

The level of the allowance for loan losses is determined by evaluating the general allowance, which is allocated to pools of loans, as well as the specific allowance allocated to impaired loans. The Company utilizes a matrix which tracks changes in various factors that management has determined to have direct effects on the performance of the loan portfolio. These factors include consideration of the following: levels and trends in past dues; trends in charge-offs and recoveries; trends in volume and terms of loans; effects of collateral deterioration; other changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staff; national and local economic trends; and trends in impaired loans including impaired loans without specific allowance for loan losses. The matrix assigns factors to each loan category which is used to determine the amount of the general allowance. The specific allowance allocated to impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the loan’s collateral, if repayment of the loan is collateral dependent. A loan is considered impaired when, based on current information and events, full payment under the loan terms is not expected. Loans for which the terms have been modified and for which the borrower is experiencing financial difficulties are considered troubled debt restructurings and classified as impaired.

Net loan charge-offs were $16.6 million and $14.6 million in 2010 and 2009, respectively. This increase was primarily due to the increase in the level of nonperforming loans and declines in collateral values. Nonperforming loans (nonaccrual and loans past due 90 days or more still on accrual) increased to $80.5 million at December 31, 2010, from $38.8 million at December 31, 2009. Nonaccrual loans increased to $80.3 million at December 31, 2010 from $38.0 million at December 31, 2009. The increase in nonaccrual loans is directly related to the continued deterioration experienced by the Company in its construction and development loan portfolio and, to a lesser extent, deterioration in its commercial loan portfolio. Construction and development nonaccrual loans and commercial nonaccrual loans totaled $48.0 million and $22.2 million, respectively, at December 31, 2010. Included in nonaccrual loans is one loan relationship that has both construction and development loans and commercial loans, totaling $39.3 million, or 48% of the December 31, 2010 nonaccrual balance. This relationship was added to nonaccrual status during the fourth quarter of 2010. Management completed an impairment analysis on this loan relationship using the fair value of the underlying collateral, which was based on recent third party appraisals. The specific allowance allocated against this loan relationship totaled $.6 million at December 31, 2010. For additional discussion on nonaccrual loans, refer to Note 3 to the consolidated financial statements.

Impaired loans totaled $135.0 million at December 31, 2010 as compared to $45.4 million at December 31, 2009. Although impaired loans increased significantly, the allowance for loan losses allocated to impaired loans totaled $4.9 million at December 31, 2010 as compared to $1.5 million at December 31, 2009. The relatively low specific reserves on impaired loans is a result of the majority of the impaired loans being sufficiently collateralized as of December 31, 2010 and due to the Company being aggressive in recording partial charge-offs on impaired loans.

The general reserve as a percent of non-impaired loans was 2.57% at December 31, 2010, as compared to 2.12% at December 31, 2009. The increase in the general reserve as a percent of loans is due to actual historical loss history, management’s review of internal classified loans, management’s expectation of overall economic conditions in the areas in which the Company operates, management’s expected losses with the overall level of real estate loans and management’s expectations of future collateral values within the Company’s portfolio.

The provision for loan losses was $18.7 million and $24.9 million for 2010 and 2009, respectively. Based on the above discussions on nonperforming loans, impaired loans and overall decline in total loans of $157.3 million, the Company determined that the provision for loan losses of $18.7 million was necessary to have the allowance for loan losses at an adequate level for probable incurred losses inherent in the loan portfolio as of December 31, 2010.

At December 31, 2010, the Company had $21.6 million of loans considered troubled debt restructurings, which are considered impaired loans. The Company has not allocated any specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2010. The Company has not committed to lend additional amounts to customers with outstanding loans that are classified as troubled debt restructurings.

Bank-Owned Life Insurance (“BOLI”). The carrying value of BOLI increased to $39.5 million at December 31, 2010 from $37.6 million at December 31, 2009. This increase was due to an increase in the market value of the underlying investments associated with the insurance policies that are tied to the deferred compensation plan. The increase was a direct result of the market conditions that existed during the year. The underlying investments consist of mutual funds and the investment decisions are made by the participants in the deferred compensation plan.

Other Real Estate Owned. At December 31, 2010, the Company had $20.5 million in other real estate owned, compared to $26.0 million at December 31, 2009. During 2010, the Company acquired properties with an aggregate carrying value of $7.5 million, and the Company sold properties with an aggregate carrying value of $7.5 million. These sales produced a net gain of $.2 million. On a monthly basis, the Company evaluates the carrying value of all other real estate owned properties and takes write-downs on these properties as necessary. During 2010, the Company recorded aggregate write-downs of $5.5 million due to continued declines in real estate values. The Company is actively marketing the properties it holds in its other real estate owned portfolio in a continuing effort to reduce the size of this portfolio.

Deposits. Total deposits at December 31, 2010 increased 1.2% from the prior year-end due to increases in all non-maturity deposit components with the exception of prepaid solutions deposits. These increases were partially offset by continued decreases in time deposit components. Management believes that due to the current state of the economy, some customers have migrated from non-liquid time deposits to more liquid deposit products such as money market checking and savings. In general, management promotes the Company’s deposit products when it believes appropriate and prices its products in a manner intended to retain the Company’s current customers as well as attract new customers while maintaining an acceptable net interest margin. The Company currently holds $29.2 million of deposits related to balances on cards issued by the Bank’s former prepaid solutions group. The Bank plans to terminate or transfer its issuing bank responsibilities under the prepaid card programs originated by the Bank’s former prepaid solutions group. To the extent the Bank terminates, or is able to transfer, its issuing bank responsibilities under the prepaid card programs originated by the Bank’s former prepaid solutions group, the Company expects to cease to hold the deposits. As of December 31, 2010, in accordance with applicable regulatory call report instructions, the Bank reported that it had no brokered deposits.

Prepaid Solutions Cards. Outstanding balances on prepaid solutions cards, which represent the total of prepaid solution cards deposits and prepaid solutions cards liabilities, increased 2.8% at December 31, 2010 from the prior year-end. On December 4, 2009, the Company sold its prepaid solutions card division. The Bank remains the card issuing bank under the card programs transferred, although the Bank plans to terminate such responsibilities or to transfer such responsibilities and the related assets and liabilities, to another financial institution, if the former prepaid solutions group can identify an institution which is approved to hold such deposits by the financial institution’s regulators. The outstanding balances on prepaid solutions cards will remain on the Company’s balance sheet for a period of time, however, the Company will no longer record the income and expense associated with the prepaid solutions cards.

Capital Resources

Shareholders’ equity at December 31, 2010 decreased .6% from December 31, 2009. The decrease resulted from a decrease in accumulated other comprehensive income of $3.3 million. The decrease was partially offset by an increase in the amount reclassified on ESOP shares of $1.4 and net income of $1.2 million.

Banking regulations require the Company and the Bank to maintain minimum capital amounts and ratios. Regulatory capital requirements call for a minimum total risk-based capital ratio of 8% for each of the Company and the Bank, a minimum Tier 1 risk-based capital ratio of 4% for each of the Company and the Bank and a minimum leverage ratio (3% for the most highly rated banks and bank holding companies that do not expect significant growth; all other institutions are required to maintain a minimum leverage capital ratio of 4% to 5% depending on their particular circumstances and risk and growth profiles) for each of the Company and the Bank. Bank holding companies and their subsidiaries are generally expected to operate at or above the minimum capital requirements. As of December 31, 2010 and 2009, all capital ratios were in excess of these regulatory minimums.

On January 13, 2011, the Bank agreed with its regulators to maintain minimum capital ratios in excess of the minimum ratios required by applicable federal regulations. Specifically, the Bank agreed to maintain minimum capital ratios equal to or exceeding 7.75% for Tier 1 capital to average total assets and equal to or exceeding 12.00% for total capital to risk-weighted assets, effective January 13, 2011. If these capital requirements were effective at December 31, 2010, the Bank would not have been in compliance with the Tier 1 capital to average total assets ratio. Additionally, effective after March 31, 2011, the minimum required ratio of Tier 1 capital to average total assets will increase from 7.75% to 8.00%. The Bank does not currently expect to be in compliance with these capital requirements at March 31, 2011. If the Bank is not in compliance with the regulatory requirements, the Bank may be subject to additional regulatory actions or restrictions.

Management has taken, and has the ability to continue to take, various steps to preserve and increase capital and strengthen the capital ratios of the Bank. These steps include the following, among others:

•      The Bank intends to continue the suspension of dividends to West Suburban.

•      The Bank intends to reduce its assets, including through normal run-offs of deposits and by ceasing to hold deposits on most prepaid solutions cards.

•      West Suburban intends to apply to participate in the U.S. Treasury’s Small Business Lending Fund, a program established by the U.S. Treasury for community banks, which will provide eligible institutions with between $1 billion and $10 billion in assets with Tier 1 capital of up to 3% of the institutions’ risk-weighted assets. There is no assurance that West Suburban will be accepted to participate in the program or that it will elect to participate if it is accepted.

•      West Suburban has the ability to inject capital into the Bank as West Suburban had $3.8 million in cash on hand at December 31, 2010.

The Bank also has agreed not to pay dividends to West Suburban without obtaining prior approval of its bank regulators. In addition, West Suburban’s Board of Directors has resolved to obtain regulatory approval prior to paying dividends or redeeming West Suburban common stock in order to preserve capital and maintain the Company’s financial strength given the economic environment and its impact on the Company.

As of December 31, 2010 and 2009, the Bank exceeded the minimum capital ratios required for it to qualify as “well-capitalized” under the regulatory framework for prompt corrective action. There were no conditions or events since December 31, 2010, that management believes would result in a change of the Bank being considered “well-capitalized.”

On a consolidated basis, West Suburban also exceeded minimum regulatory capital requirements. In accordance with applicable regulations, the appraised fair market value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Liquidity

Effective liquidity management ensures the availability of funding sources at minimum cost to meet fluctuating deposit balances, loan demand needs and to take advantage of earnings enhancement opportunities. A large, stable core deposit base and a strong capital position are the solid foundation for the Company’s liquidity position. Liquidity is enhanced by a securities portfolio structured to provide liquidity as needed. The Company also maintains relationships with correspondent banks to purchase federal funds subject to underwriting and collateral requirements. Additionally, subject to credit underwriting, collateral, capital stock, and other requirements of the Federal Home Loan Bank of Chicago (the “FHLB”), the Company is able to borrow from the FHLB on a “same day” basis. As of December 31, 2010, the Company could have borrowed up to approximately $152 million from the FHLB secured by certain of its real estate loans and securities. Furthermore, the Company has agreements in place to borrow up to $40 million in federal funds. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity and maturity schedules of interest-earning assets and interest-bearing liabilities.

Generally, the Company uses cash and cash equivalents to meet its liquidity needs. As of December 31, 2010 and 2009, these liquid assets represented 30.0% and 18.3% of total assets, respectively. During 2010, the Company’s cash and cash equivalents decreased $77.9 million primarily due to a $79.8 million decrease in federal funds sold. As discussed above in the securities section of this annual report, the Company made significant investments in investment securities as an alternative to federal funds sold, as the Company has experienced reduced loan volume. If the Company’s cash and cash equivalents are not sufficient to meet its liquidity needs, the Company would access the federal funds available for a short period of time. If longer term liquidity is needed, the Company would meet those needs by using securities available for sale.

Net cash provided by operating activities during 2010 was $26.0 million. Net cash used in investing activities was $127.8 million, while net cash provided by financing activities for this period was $23.9 million.

Income Statement Analysis — 2010 Compared to 2009

General. The Company had net income in 2010 of $1.2 million compared to a net loss of $.8 million in 2009. The net loss in 2009 resulted primarily from an $8.3 million write-down of pooled trust preferred securities during 2009, while no similar write-downs were taken in 2010. Additionally, the Company recorded a $24.9 million provision for loan losses in 2009 compared to $18.7 million in 2010.

Net Interest Income. Net interest income in 2010 (on a fully tax-equivalent basis) increased 1.1% compared to 2009. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by changes in volume and yield on interest-earning assets and the volume and rates on interest-bearing liabilities. Interest-earning assets consist of federal funds sold, securities and loans. Interest-bearing liabilities primarily consist of deposits. The net interest margin is the percentage of tax-equivalent net interest income to average earning assets. The Company’s net interest margin (on a fully tax-equivalent basis) increased to 3.5% at December 31, 2010 compared to 3.4% at December 31, 2009.

Total interest income (on a tax-equivalent basis) decreased 7.1% in 2010 primarily due to decreased balances in the Company’s loan portfolio and an increase in loans classified as nonaccrual. Average loan balances decreased 8.9% during this period while the average yield on the loan portfolio increased 3 basis points. Securities average balances increased 29.7% in 2010, and the average yield on the securities portfolio decreased 108 basis points due to the purchased securities in 2010 being lower yielding than existing securities in the portfolio.

Total interest expense decreased 26.2% in 2010. The decline was primarily due to lower cost of funds on interest-bearing deposits which decreased 49 basis points to 1.14% in 2010 from 1.63% in 2009. Approximately 61% of the Company’s time deposits are scheduled to mature in 2011, which will reduce the cost of funds as management expects that the time deposits will be either renewed at a substantially lower rate or replaced with lower costing alternative funding sources.

The following table reflects the impact of changes in volume and rates of interest-earning assets and interest-bearing liabilities on a tax equivalent basis for the years ended December 31, 2010 and 2009 (dollars in thousands):

	2010 compared to 2009			2009 compared to 2008
	Change due to		Total	Change due to		Total
	Volume	Rate	Change	Volume	Rate	Change
Interest Income
Federal funds sold	$(96)	$(10)	$(106)	$141	$(177)	$(36)
Securities	4,418	(4,849)	(431)	(2,051)	(1,152)	(3,203)
Loans	(5,667)	310	(5,357)	(1,554)	(8,231)	(9,785)
Total interest income	(1,345)	(4,549)	(5,894)	(3,464)	(9,560)	(13,024)

Interest Expense
Interest-bearing deposits	996	(7,511)	(6,515)	696	(9,060)	(8,364)
Other interest-bearing liabilities	(42)	(1)	(43)	(121)	(500)	(621)
Total interest expense	954	(7,512)	(6,558)	575	(9,560)	(8,985)
Net interest income	$(2,299)	$2,963	$664	$(4,039)	$—	$(4,039)

Provision for Loan Losses. The provision for loan losses decreased $6.2 million in 2010. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this annual report.

Noninterest Income. Total noninterest income increased $10.5 million during 2010 compared to 2009. Although the Company did not record any OTTI on its securities portfolio in 2010, during 2009, the Company recorded OTTI on its pooled trust preferred securities in the amount of $8.3 million, which reduced noninterest income. The Company recorded a gain on sale of portfolio loans held for sale of $2.8 million. A more detailed discussion concerning this transaction is presented in the Balance Sheet Analysis of this annual report. The Company recorded BOLI income of $1.7 million for 2010, compared to $2.0 million for 2009. This decrease in BOLI income was primarily due to a smaller increase, in 2010 compared to 2009, in the market value of the underlying investments with specific account assets. The Company experienced an increase in net realized gains on securities transactions of $.2 million primarily due to a one-time sale of Mastercard stock. Service fees on deposit accounts decreased $.8 million primarily due to decreased fees associated with the overdraft honors program.

Noninterest Expense. Total noninterest expense increased 12.5% during 2010 compared to 2009. Salaries and employee benefits decreased $1.0 million primarily due to a smaller increase in 2010, compared to 2009, in the market value of the underlying investments associated with the insurance policies that are tied to the Company’s deferred compensation plans. Other real estate owned expense increased primarily due to $5.5 million of write-downs on other real estate owned in 2010 compared to write-downs on other real estate owned of $.4 million in 2009. Occupancy expense increased $.2 million primarily due to increased rent and real estate taxes. Furniture and equipment expense decreased $.5 million primarily due to reduced depreciation and maintenance expense. FDIC assessments increased $.6 million due to several factors, including increased assessments issued by the FDIC in support of the deposit insurance fund as well as the Temporary Liquidity Guarantee Program and the Company’s participation in the FDIC’s Transaction Account Guarantee Program. Loan administration expense increased $1.6 million primarily due to real estate tax payments on several nonaccrual commercial, commercial real estate and construction and development loans along with expenses incurred in connection with the collection of lease payments from a nonaccrual commercial loan. Professional fees decreased $1.3 million primarily due to reduced costs associated with the Company’s compliance with the enforcement actions related to the Bank Secrecy Act and other regulatory compliance related matters. Advertising and promotion expense increased $.3 million primarily due to increased advertising on cable television in 2010. Other expense increased $.5 million due to increased regulatory examination fees as a rebate occurred in the 2009 period. Additionally, Visa cardholder expense increased due to the increase in the accrual for quarterly Visa costs.

Income Taxes. The Company recorded an income tax benefit of $2.1 million for 2010 as compared to an income tax benefit of $7.8 million for 2009. The effective tax rates for 2010 and 2009 were (222.2%) and (86.9%), respectively.

The decrease in the income tax benefit in 2010 from 2009 was a result of a lower loss before income taxes. The Company recorded a larger income tax benefit than pre-tax net loss for 2010 due to the impact of large permanent differences resulting from tax-exempt income, BOLI income and ESOP dividends.

Income Statement Analysis — 2009 Compared to 2008

General. The Company’s net income decreased 105.0% in 2009 to a net loss of $.8 million compared to 2008. The net loss resulted primarily from an increase in the provision for loan losses of $14.6 million and the write-off of $8.3 million of its holdings of pooled trust preferred securities in 2009. Total noninterest income decreased $6.7 million while total noninterest expense increased $9.2 million primarily from increases in salaries and employee benefits expense and FDIC assessments. Net interest income before provision for loan losses decreased $4.0 million. Income tax expense decreased $10.4 million to a benefit position in 2009. On December 4, 2009, the Company sold its prepaid solutions group and recorded a gain of $3.3 million, net of tax.

Net Interest Income. Net interest income in 2009 (on a fully tax-equivalent basis) decreased 6.5% compared to 2008. Net interest income is the primary source of income for the Company. The Company’s net interest margin (on a fully tax-equivalent basis) decreased to 3.4% at December 31, 2009 compared to 3.6% at December 31, 2008.

Total interest income (on a tax-equivalent basis) decreased 13.6% in 2009 primarily due to decreasing yields in the Company’s loan portfolio. Average loan balances decreased 2.4% during this period. The yield on the Company’s home equity loan portfolio decreased 60 basis points during this period primarily due to decreases in the interest rates charged for home equity lines of credit that adjusted as a result of decreases in the prime rate. These decreases were a direct result of the Federal Reserve initiating interest rate reductions of 400 basis points in 2008 and 100 basis points during the last six months of 2007. The average prime rate was 3.25% for 2009 and 5.08% for 2008. Yields on the Company’s commercial loan portfolio decreased 137 basis points during this period. This decrease was partially due to the majority of adjustable rate commercial loans being tied to the prime rate, as well as an $8.2 million increase in commercial nonaccrual loans during 2009, which accounted for $1.8 million of lost interest and a reduction in yield of 42 basis points. Yields on federal funds sold decreased 225 basis points due to decreases in interest rates initiated by the Federal Reserve. Yields on investment securities decreased 23 basis points as the Company liquidated its corporate securities portfolio, sold one of its holdings of pooled trust preferred securities and wrote-off all of its remaining holdings of pooled trust preferred securities which had experienced increased interest payment deferrals during 2009.

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

Noninterest Income. Total noninterest income decreased 53.6% during 2009 compared to 2008. During 2009, the Company wrote-off $8.3 million of the Company’s holdings in pooled trust preferred securities. Service fees on deposit accounts decreased $.4 million primarily due to decreased fees associated with the overdraft honors program. The BOLI investment increased $4.2 million to a gain of $2.0 million from a loss of $2.2 million for 2008 primarily due to an increase in the market value of the underlying investments associated with the insurance policies that are tied to the deferred compensation plans. Net gains on loans held for sale increased $.5 million primarily due to increased sales of loans held for sale in the secondary market. During 2008, the Company recorded a one-time gain of $2.1 million related to the redemption of VISA stock as part of the VISA initial public offering and recovery of expenses recorded for the Company’s obligation to indemnify VISA during the fourth quarter of 2007. Other income decreased $.5 million.

Noninterest Expense. Total noninterest expense increased 22.4% during 2009 compared to 2008. Salaries and employee benefits increased $4.7 million primarily due to an increase in the market value of the underlying investments associated with the insurance policies that are tied to the Company’s deferred compensation plans.

Additionally, the Company experienced increased salary and employee benefits expense related to Bank Secrecy compliance and other compliance related matters as well as $.6 million in severance payments associated with the sale of the prepaid solutions group. Occupancy expense decreased $.1 million, primarily due to reduced utilities expense. Advertising and promotion expense decreased $1.1 million primarily due to the Company reducing its use of an advertising agency and reduced newspaper advertising. Professional fees expense increased $1.8 million primarily due to increased costs related to Bank Secrecy Act compliance and other compliance related matters and increased legal costs related to commercial lending matters. FDIC assessments increased $3.1 million due to several factors, including increased assessments issued by the FDIC in support of the deposit insurance fund as well as the Temporary Liquidity Guarantee Program, the Company’s participation in the FDIC’s Transaction Account Guarantee Program, the prepaid solutions card deposits becoming eligible for FDIC Insurance and the use of a credit balance the Company had with the FDIC in prior years. A portion of the increase in FDIC assessments is due to a one-time special assessment of $.9 million recognized during the second quarter of 2009. Loan administration expense increased $.9 million primarily due to real estate tax payments made for several commercial accounts.

Income Taxes. For 2009, the Company recorded an income tax benefit of $5.6 million compared to an income tax expense of $5.1 million for 2008. The effective tax rates for 2009 and 2008 were (86.9%) and 22.2%, respectively. The decline was due to a pretax loss and the impact of permanent differences resulting from, among other items, ESOP dividends, municipal income and BOLI income.

Interest Rate Sensitivity

The primary market risk faced by the Company is interest rate risk. The Company attempts to maintain a conservative posture with regard to interest rate risk by actively managing its asset/liability GAP position and monitoring the direction and magnitude of gaps and risk. The Company attempts to moderate the effects of changes in interest rates by adjusting its asset and liability mix to achieve desired relationships between rate sensitive assets and rate sensitive liabilities. Rate sensitive assets and liabilities are those instruments that reprice within a given time period. An asset or liability reprices when its interest rate is subject to change or upon maturity.

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

Listed below are the Company’s projected changes in net interest income over a twelve-month horizon for the various rate shock levels as of the periods indicated (dollars in thousands):

	Amount	Dollar Change	Percent Change
December 31, 2010
+200 basis points	$56,061	$(3,246)	(5.5)%
+100 basis points	56,799	(2,508)	(4.2)%
Base	59,307
-100 basis points	53,338	(5,969)	(10.1)%
-200 basis points	49,072	(10,235)	(17.3)%

December 31, 2009
+200 basis points	$58,194	$2,388	4.3%
+100 basis points	56,317	511	0.9%
Base	55,806
-100 basis points	49,048	(6,758)	(12.1)%
-200 basis points	44,371	(11,435)	(20.5)%

In a falling rate environment, the Company is projected to have a decrease in net interest income. However, it is not possible for many of the Company’s deposit rates to fall 100 or 200 basis points due to their current rates already being below 100 basis points at December 31, 2010. The target federal funds rate is currently set by the Federal Reserve at a rate between 0 and 25 basis points. As a result, a 200 basis point decline in overall rates would only have between a 0 and 25 basis point decline in both federal funds and the prime rate. Further, other rates that are currently below 1% or 2% (e.g. U.S. Treasuries and LIBOR) would not fall below 0% with an overall 100 or 200 basis point decrease in rates. Many of the Company’s variable rate loans are set to an index tied to prime, federal funds or LIBOR, and as a result, a further decrease in rates would not have a substantial impact on loan yields. Accordingly, management believes that the analyses resulting from 100 and 200 basis point downward changes are not meaningful in light of current interest rate levels.

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

BOARDS OF DIRECTORS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chairman of the Board
David S. Bell	Certified Public Accountant
Duane G. Debs	President and Chief Financial Officer
Charles P. Howard	Parkview Community Church, Administrative Pastor
Peggy P. LoCicero	Former Bank Officer

West Suburban Bank

Keith W. Acker	Chairman of the Board, President
Craig R. Acker	Former Bank Officer
David S. Bell	Certified Public Accountant
Earl K. Harbaugh	Ditch Witch Midwest, President
Keith Kotche	Levato & Kotche, Partner
John G. Williams	Bracing Systems, Vice President

OFFICERS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chief Executive Officer
Duane G. Debs	President and Chief Financial Officer
Keith W. Acker	Chief Operations Officer
Michael P. Brosnahan	Vice President
Timothy W. Clifford	Internal Audit Manager
George E. Ranstead	Secretary to the Board and Treasurer

West Suburban Bank

Senior Officers
Keith W. Acker	President, Trust Officer
Kevin J. Acker	Senior Vice President, Marketing
Michael P. Brosnahan	Senior Vice President, Lending
Duane G. Debs	Senior Vice President, Comptroller and Trust Officer

Bank Secrecy Act
Matthew Beckman	Bank Secrecy Act Officer

Building Management
Edward J. Garvey	Vice President, Building Management
Matthew R. Acker	Property and OREO Manager

Cash Management
Gary Raczek	Vice President, Cash Management Manager

Commercial Loans
Stanley C. Celner, Jr.	Vice President, Commercial Loans
Grant O. Cowen	Vice President, Commercial Loans
Timothy P. Dineen	Vice President, Commercial Real Estate Loans
Michael F. Moone	Vice President, Commercial Real Estate Loans
David S. Orr	Vice President, Commercial Loans
John J. Schroeder	Vice President, Commercial Loans
Edwin S. Stephens IV	Vice President, Commercial Loans
Gregory L. Young	Vice President, Commercial Loans

Compliance
Alice Anne Gaultney	Compliance Officer

Comptroller
Jay J.P. Greifenkamp	Vice President, Financial Analyst, Investment Officer and Secretary to the Board
Michael J. Lynch	Vice President, Accounting Officer
George E. Ranstead	Vice President, Assistant Comptroller and Investment Officer

Consumer Loans
Charles J. Svoboda	Vice President, Consumer Loans - Department Head
Cynthia A. Meredith	Vice President, Consumer Loans
David J. Wanek	Vice President, Consumer Loans

Corporate Operations
Danielle Budig	Vice President, Corporate Operations and Visa

Financial Services
Michael Abbatacola	Vice President, Financial Services

Human Resources
Mary Ellen Condon	Vice President, Human Resources

Information Systems
Steven A. Jennrich	Vice President, Information Systems
Jacqueline R. Weigand	Vice President, Project Manager

Internal Audit
Timothy W. Clifford	Vice President, Internal Audit Manager

Loan Operations
Kevin G. Carani	Vice President, Mortgage Processing, Loan Servicing
Sandra C. Boyce	Vice President, Residential Mortgage Loan Processing
Kevin Bussey	Vice President, Collections
Debra H. Crowley	Vice President, Commercial Loan Operations
Lawrence J. Ortman	Vice President, Credit Analysis and Loan Review

Marketing
Denise M. Zatarski	Director of Marketing

Regulatory Compliance and Community Reinvestment Act
Carolyn M. Hagner	Vice President, Director of Regulatory Compliance and Community Reinvestment Act Officer

Retail Banking
William J. Jennrich	Vice President, Retail Branch Banking
Jack Buscemi	Vice President, Regional Manager - Central Region
Marc L. DiNatale	Vice President, Regional Manager - East Region
Kirsten L. Erickson	Vice President, Regional Manager - West Region
Marcia K. Worobec	Vice President, Branch Operations and Branch Manager - Westmore
Jennifer Bentson	Assistant Vice President, Branch Manager - Warrenville
Kathleen M. Brockman	Assistant Vice President, Branch Manager - Eola Road
John Bruner	Assistant Vice President, Branch Manager - Bartlett
Jill E. Castillo	Assistant Vice President, Branch Manager - Oakbrook Terrace
Maribel Colon	Assistant Vice President, Branch Manager - Oswego West
Beverly D. Cornelious	Assistant Vice President, Branch Manager - Bolingbrook East
Gina M. Corral	Assistant Vice President, Branch Manager - Bolingbrook West
Barbara D. Darden	Assistant Vice President, Branch Manager - Chicago Avenue, Naperville
Robert G. Dover, Jr.	Assistant Vice President, Branch Manager - Gary Avenue
Nansi E. Eivaz	Assistant Vice President, Branch Manager - Romeoville
Sharon A. Fonte	Assistant Vice President, Branch Manager - Glendale Heights
James R. Graziano	Assistant Vice President, Branch Manager - South Main
Priya Hira	Assistant Vice President, Branch Manager - Danada, Wheaton
Mary L. Kureja	Assistant Vice President, Branch Manager - Finley Road, Downtown Downers
Terry Leitner	Assistant Vice President, Branch Manager - Cass Avenue, 75th Street
Jeffery W. Miska	Assistant Vice President, Branch Manager - North Main
Carlos Muzquiz	Assistant Vice President, Branch Manager - Lake Street
Brian S. Nickleski	Assistant Vice President, Branch Manager - Westmont
Sandra Ochoa	Assistant Vice President, Branch Manager - Randall Road
Gwen B. O’Loughlin	Assistant Vice President, Branch Manager - Villa Park
Robert L. Pauling	Assistant Vice President, Branch Manager - Stratford Square
Cynthia A. Picton	Assistant Vice President, Branch Manager - West Galena
Matthew Remus	Assistant Vice President, Branch Manager - Fair Oaks
Laura Saad	Assistant Vice President, Branch Manager - Yorkville, Oswego
Gloria Santiago	Assistant Vice President, Branch Manager - Montgomery
Lisa M. Schmidt	Assistant Vice President, Branch Manager - South Elgin
Ann M. Talavera	Assistant Vice President, Branch Manager - President Street
Patience K. Tannenbaum	Assistant Vice President, Branch Manager - Charlestowne
Mihaela Tonchevici	Assistant Vice President, Branch Manager - River Run

Trust
Christine H. Pawlak	Trust Officer

West Suburban Insurance Services
Patricia Falstrom	Insurance Agent

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

South Elgin

South Elgin Branch: 1870 Stearns Road, South Elgin, Illinois 60177

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

Villa St. Benedict: Lisle, Illinois 60532

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

Duane G. Debs

President and Chief Financial Officer

West Suburban Bancorp, Inc.

2800 Finley Road

Downers Grove, Illinois 60515

(630) 652-2801

Annual Meeting of Shareholders

The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 11, 2011 at 8:00 a.m. All shareholders are cordially invited to attend.

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

Carolyn M. Hagner

Community Reinvestment Act Officer

West Suburban Bank

711 South Meyers Road

Lombard, Illinois 60148

(630) 652-2193

Independent Registered Public Accounting Firm

Crowe Horwath LLP

One Mid America Plaza, Suite 700

Post Office Box 3697

Oak Brook, Illinois 60522

Corporate Counsel

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 West Madison Street, Suite 3900

Chicago, Illinois 60606

MEMBER FDIC