Form 10-K, Exhibit 13
period 2011-12-31
WEST SUBURBAN BANCORP INC
filed 2012-03-13
CIK 805080

Exhibit 13

Profile

West Suburban Bancorp, Inc. (“West Suburban”) is the parent bank holding company of West Suburban Bank, Lombard, Illinois (the “Bank” and, together with West Suburban, the “Company”). The Company had total assets at December 31, 2011 of approximately $1.9 billion. The Bank is one of the largest independent banks headquartered in DuPage County, Illinois.

West Suburban Bancorp, Inc.

Financial Highlights

	Years Ended December 31,
	(Dollars in thousands, except per share data)
	2011	2010	2009	2008	2007
Net income (loss) from continuing operations	$7,816	$1,154	$(4,244)	$17,242	$22,814
Net income (loss) from discontinued operations	—	—	3,409	(426)	599
Net income (loss)	7,816	1,154	(835)	16,816	23,413
Per share data
Earnings (loss) from continuing operations	18.31	2.70	(9.89)	39.87	52.75
Earnings (loss) from discontinued operations	—	—	7.94	(0.99)	1.38
Earnings (loss) per share	18.31	2.70	(1.95)	38.88	54.13
Book value (GAAP)	336.71	295.15	296.97	264.12	241.76
Book value (non-GAAP) (1)	391.13	365.11	370.14	372.03	373.34
Net loans	956,559	1,008,272	1,167,675	1,233,595	1,226,571
Total assets	1,928,684	1,961,624	1,938,583	1,867,420	1,851,357
Total deposits	1,739,544	1,778,427	1,756,987	1,625,925	1,637,714

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

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the U.S. and global economies and financial markets in general and the strength of the local economies in which the Company conducts its operations, including the local residential and commercial real estate markets, which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company’s assets; (ii) the effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, taxation, insurance and monetary and financial matters, as well as any laws and regulations otherwise affecting the Company, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and other laws and regulations intended to address recent stresses in the U.S. and global financial markets, national security and money laundering; (iii) the effects of adverse market conditions and volatility in investment securities generally, which may result in a deterioration in the value of the securities in the Company’s securities portfolio; (iv) the ability of the Company to comply with, and satisfy the requirements of, any informal or formal enforcement actions with its regulators and the consequences that may result from any inability to comply; (v) credit risks and the risks from concentrations (by geographic area or industry) within the Company’s loan portfolio; (vi) the ability of the Company to comply with applicable federal, state and local laws, regulations and policies and the consequences that may result from any inability to comply; (vii) the effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company’s assets) and the policies of the Board of Governors of the Federal Reserve System; (viii) the ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to the competitive pressures in the financial services sector; (ix) the ability of the Company to maintain an acceptable net interest margin; (x) the ability of the Company to obtain new customers and retain existing customers; (xi) the timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet; (xii) technological changes implemented by the Company and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers, including technological changes implemented for, or related to, the Company’s website or new products; (xiii) the ability of the Company, and certain of its vendors, to develop and maintain secure and reliable electronic systems, including systems developed for the Company’s website or new products; (xiv) the ability of the Company to retain directors, executives and key employees, and the difficulty that the Company may experience in replacing directors, executives and key employees in an effective manner; (xv) consumer spending and saving habits which may change in a manner that affects the Company’s business adversely; (xvi) the economic impact of past and any future terrorist attacks, acts of war or threats thereof and the response of the U.S. to any such attacks and threats; (xvii) the costs, effects and outcomes of existing or future litigation and disputes with third parties, including claims in connection with collection actions, employment matters and sales of business units; (xviii) changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board, the Public Company Accounting Oversight Board and the Securities and Exchange Commission; and (xix) the ability of the Company to manage the risks associated with the foregoing as well as anticipated.

Additional information concerning the Company and its business, including risk factors that could materially affect the Company’s results of operations and financial condition, is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 10-K.

To Our Shareholders, Customers and Friends

The challenges presented by the economic turmoil that we have experienced since 2009 continued throughout our markets during 2011. Although the level of unemployment improved slightly, it remains very high at 7.7% throughout DuPage County. Banks continued to fail in significant numbers throughout the U.S., including nine failures in Illinois during 2011 (and 49 failures in Illinois since 2008). While the broad U.S. financial markets began to demonstrate stability and regained some losses from prior years, our local markets appear to be trailing.  In fact, real estate values in our markets continued to decline in 2011.

Notwithstanding the challenges that we faced during 2011, we are pleased to report that our net income for the year increased to $7.8 million, which is a 577% increase over the 2010 net income of $1.2 million. These earnings represent net income per share of $18.31 in 2011 compared to $2.70 per share in 2010. Although our 2011 earnings are well below our historical performance levels, the trend is clearly moving in the right direction. We were also successful in our efforts to reduce our non-performing assets during 2011.  Non-performing assets decreased from $101.0 million (5.2% of total assets) as of December 31, 2010 to $76.8 million (4.0% of total assets) as of December 31, 2011. In addition, we reduced our net loan charge-offs from $16.6 million in 2010 to $12.4 million in 2011.

As you are aware, our 2011 earnings were not distributed to our shareholders.  Our earnings were retained and increased our GAAP book value to $336.71 per share at December 31, 2011 from $295.15 per share at December 31, 2010 — a 12.0% increase.  As of the date of this report, we do not anticipate paying dividends during 2012, as we continue to focus on building our regulatory capital levels and addressing our remaining problem loans.

Please be assured that it is our highest priority to protect your investment by continuing to evaluate, refine and improve all areas of our business and to react appropriately to changes in the local and national economies, as well as to changes in banking regulations. Although we continue to focus our efforts on reducing or freezing operating costs, including salaries and discretionary benefits, we remain committed to building the necessary infrastructure to implement the many changes required by regulatory reform.

We would like to express our appreciation to everyone for the support that has allowed us to become and remain one of the largest independent banks headquartered in DuPage County, and we welcome your comments and suggestions. We could not have achieved our success without the support of our shareholders, customers, communities, friends and employees. We are mindful that providing high quality, responsive service is one element that distinguishes us from our competition and we will take great care to ensure that we do not sacrifice this important advantage.

As we enter 2012, we are delighted to announce that we are celebrating our 50th year as your local community bank. We would like to express our sincere gratitude to everyone that has played a role in writing our story — which began on April 27, 1962. You have enabled us to reach almost $2 billion in assets and expand to 36 branches within the four counties that we serve. We look forward to celebrating our golden anniversary with you and celebrating many other successes in the years to come.

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

Common Stock, Book Value and Dividends

West Suburban has a single class of common stock issued and outstanding. The common stock is not traded on any stock exchange or on the over-the-counter market. West Suburban’s per share book value as of the end of each quarter and dividends declared for the last two years are set forth below:

Year	Quarter	BookValue GAAP	BookValue Non-GAAP (1)	Dividends Declared
2011	4th	$336.71	$391.13	$—
	3rd	329.02	390.12	—
	2nd	327.65	389.44	—
	1st	306.93	370.83	—

2010	4th	$295.15	$365.11	$—
	3rd	318.34	385.64	—
	2nd	291.17	377.76	—
	1st	290.85	372.79	—

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

Business Review

As of December 31, 2011, the Company had total assets of approximately $1.9 billion and maintained 36 full-service branches, six limited-service branches and four departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. The Bank focuses on providing retail and commercial banking products and services in its market area. The Company had 474 full-time equivalent employees at December 31, 2011.

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

Management assessed the Company’s systems of internal control over financial reporting as of December 31, 2011. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2011, the Company maintained effective internal control over financial reporting based on those criteria.

The Company’s independent auditors have issued an audit report on the effectiveness of the Company’s internal control over financial reporting.

March 13, 2012

Kevin J. Acker
Chairman of the Board and Chief Executive Officer

Duane G. Debs
President and Chief Financial Officer

Crowe Horwath LLP Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

West Suburban Bancorp, Inc.

Lombard, Illinois

We have audited the accompanying consolidated balance sheets of West Suburban Bancorp, Inc. (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Oak Brook, Illinois
March 13, 2012

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 AND 2010

(Dollars in thousands)

	2011	2010
Assets
Cash and due from banks	$116,039	$70,490
Federal funds sold	286	200
Total cash and cash equivalents	116,325	70,690
Securities
Available for sale (amortized cost of $447,496 in 2011 and $517,589 in 2010)	454,125	518,566
Held to maturity (fair value of $271,601 in 2011 and $222,761 in 2010)	259,035	215,365
Federal Home Loan Bank stock	7,599	7,599
Total securities	720,759	741,530
Loans, less allowance for loan losses of $27,584 in 2011 and $28,072 in 2010	956,559	1,008,272
Bank-owned life insurance	32,618	39,511
Premises and equipment, net	45,130	42,201
Other real estate owned, net	23,505	20,479
Accrued interest and other assets	33,788	38,941
Total assets	$1,928,684	$1,961,624

Liabilities and shareholders’ equity
Deposits
Demand-noninterest-bearing	$152,955	$152,064
Prepaid solutions card deposits	5,810	29,161
Interest-bearing	1,580,779	1,597,202
Total deposits	1,739,544	1,778,427
Prepaid solutions cards	9,980	8,778
Accrued interest and other liabilities	12,207	18,571

Common stock in ESOP subject to contingent repurchase obligation	23,230	29,865

Shareholders’ equity
Common stock, no par value; 15,000,000 shares authorized; 426,850 shares issued and outstanding	3,412	3,412
Surplus	35,453	35,453
Retained earnings	124,514	116,698
Accumulated other comprehensive income	3,574	285
Amount reclassified on ESOP shares	(23,230)	(29,865)
Total shareholders’ equity	143,723	125,983
Total liabilities and shareholders’ equity	$1,928,684	$1,961,624

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Dollars in thousands, except per share data)

	2011	2010	2009
Interest income
Loans, including fees	$48,600	$57,437	$62,818
Securities
Taxable	18,061	17,608	17,985
Exempt from federal income tax	1,213	1,089	1,135
Federal funds sold	28	56	162
Total interest income	67,902	76,190	82,100

Interest expense
Deposits	11,828	18,429	24,944
Other	1	—	43
Total interest expense	11,829	18,429	24,987
Net interest income	56,073	57,761	57,113
Provision for loan losses	11,928	18,725	24,925
Net interest income after provision for loan losses	44,145	39,036	32,188

Noninterest income
Service fees on deposit accounts	4,341	5,115	5,941
Debit card fees	2,259	2,123	2,052
Bank-owned life insurance	948	1,712	2,030
Net gain on sales of loans originated for sale	4	—	553
Net gain on sale of portfolio loans	—	2,803	—
Net realized gains on securities transactions	7,982	267	109
Impairment of trust preferred securities	—	—	(8,320)
Other	4,661	4,296	3,421
Total noninterest income	20,195	16,316	5,786

Noninterest expense
Salaries and employee benefits	23,348	23,703	24,671
Other real estate owned expense	8,078	6,885	909
Occupancy	5,022	5,246	5,038
Furniture and equipment	4,907	5,177	5,707
FDIC assessments	3,033	4,236	3,647
Loan administration	2,325	2,830	1,252
Professional fees	1,601	2,194	3,492
Advertising and promotion	1,083	997	727
Other	5,179	5,028	4,577
Total noninterest expense	54,576	56,296	50,020

Income (loss) from continuing operations before income taxes	9,764	(944)	(12,046)
Income tax expense (benefit)	1,948	(2,098)	(7,802)
Net income (loss) from continuing operations	7,816	1,154	(4,244)
Discontinued operations
Gain on sale of prepaid solutions group, net of tax	—	—	3,313
Discontinued operations, net of tax	—	—	96
Net income from discontinued operations	—	—	3,409
Net income (loss)	$7,816	$1,154	$(835)

Earnings (loss) from continuing operations per share	$18.31	$2.70	$(9.89)
Earnings from discontinued operations per share	$—	$—	$7.94
Earnings (loss) per share	$18.31	$2.70	$(1.95)
Average shares outstanding	426,850	426,850	429,137

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Dollars in thousands, except per share data)

	Common Stock and Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Amount Reclassified on ESOP Shares	Total Shareholders’ Equity
Balance, January 1, 2009	$41,523	$120,676	$(1,300)	$(46,670)	$114,229

Repurchase and retirement of 5,645 shares of common stock	(2,658)				(2,658)
Comprehensive income
Net loss		(835)			(835)
Change in unrealized loss on available for sale securities, net of reclassification and tax effects			4,813		4,813
Change in postretirement obligations, net of reclassificaton and tax effects			71		71
Total comprehensive income					4,049
Cash dividends declared - $10.00 per share		(4,297)			(4,297)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				15,440	15,440
Balance, December 31, 2009	38,865	115,544	3,584	(31,230)	126,763

Comprehensive income
Net income		1,154			1,154
Change in unrealized gain on available for sale securities, net of reclassification and tax effects			(3,310)		(3,310)
Change in postretirement obligations, net of reclassificaton and tax effects			11		11
Total comprehensive loss					(2,145)
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				1,365	1,365
Balance, December 31, 2010	38,865	116,698	285	(29,865)	125,983

Comprehensive income
Net income		7,816			7,816
Change in unrealized gain on available for sale securities, net of reclassification and tax effects			3,312		3,312
Change in postretirement obligations, net of reclassificaton and tax effects			(23)		(23)
Total comprehensive income					11,105
Reclassification due to change in fair value of common stock in ESOP subject to contingent repurchase obligation				6,635	6,635
Balance, December 31, 2011	$38,865	$124,514	$3,574	$(23,230)	$143,723

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Dollars in thousands)

	2011	2010	2009
Cash flows from operating activities
Net income (loss)	$7,816	$1,154	$(835)
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities
Depreciation	2,930	3,025	3,246
Provision for loan losses	11,928	18,725	24,925
Deferred income tax provision (benefit)	1,504	(4,157)	(5,603)
Net premium amortization of securities	2,536	2,161	673
Net realized gain on securities transactions	(7,982)	(267)	(109)
Impairment of trust preferred securities	—	—	8,320
Earnings on bank-owned life insurance	(948)	(1,712)	(2,030)
Net gain on sales of loans originated for sale	(4)	—	(553)
Sales of loans originated for sale	338	—	53,168
Origination of loans held for sale	(1,526)	—	(50,847)
Net (gain) loss on sales of premises and equipment	(10)	4	19
Net loss (gain) on sales of other real estate owned	187	(159)	3
Write down of other real estate owned	5,908	5,537	449
Net gain on sale of portfolio loans	—	(2,803)	—
Distribution of deferred compensation benefits	(6,077)	—	—
Decrease (increase) in accrued interest and other assets	1,337	3,211	(13,893)
(Decrease) increase in accrued interest and other liabilities	(338)	1,302	(7,288)
Net cash provided by discontinued operating activities	—	—	4,768
Net cash provided by operating activities	17,599	26,021	14,413
Cash flows from investing activities
Securities available for sale
Sales	190,505	964	19,777
Maturities, calls and redemptions	114,108	115,777	83,762
Purchases	(228,603)	(436,754)	(85,592)
Securities held to maturity and FHLB stock
Maturities, calls and redemptions	66,259	118,536	79,754
Purchases	(110,400)	(68,324)	(105,520)
Net (increase) decrease in loans	(14,409)	68,459	13,520
Sales of portfolio loans	—	67,519	—
Surrender of bank-owned life insurance	7,922	—	—
Investment in bank-owned life insurance	(81)	(198)	(129)
Purchases of premises and equipment	(5,869)	(1,462)	(2,616)
Sales of premises and equipment	20	—	731
Sales of other real estate owned	46,265	7,639	3,919
Net cash used in discontinued investing activities	—	—	(701)
Net cash provided by (used in) investing activities	$65,717	$(127,844)	$6,905

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(continued)

(Dollars in thousands)

	2011	2010	2009
Cash flows from financing activities
Net (decrease) increase in deposits	$(38,883)	$21,440	$131,062
Net decrease in federal funds purchased	—	—	(55,000)
Repurchase and retirement of common stock	—	—	(2,658)
Net increase in prepaid solutions cards	1,202	2,463	2,711
Dividends paid	—	—	(4,297)
Net cash (used in) provided by financing activities	(37,681)	23,903	71,818
Net increase (decrease) in cash and cash equivalents	45,635	(77,920)	93,136
Beginning cash and cash equivalents	70,690	148,610	55,474
Ending cash and cash equivalents	$116,325	$70,690	$148,610
Supplemental disclosures
Cash paid for interest	$12,789	$19,992	$25,000
Cash paid for income taxes	3,573	3,503	1,918
Other real estate acquired through or instead of loan foreclosure	55,386	7,502	25,707
Loans originated from the sale of other real estate owned	797	472	960

See accompanying notes to consolidated financial statements.

WEST SUBURBAN BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Note 1 - Nature of Business and Summary of Significant Accounting Policies

West Suburban Bancorp, Inc. (“West Suburban”) through the branch network of its subsidiary, West Suburban Bank (the “Bank” and, together with West Suburban, the “Company”), operates 36 full-service branches, six limited-service branches and four departments providing insurance, financial and other services for the convenience of the customers of the Bank throughout DuPage, Kane, Kendall and Will Counties in Illinois. Customers in these areas are the primary consumers of the Company’s loan and deposit products and services. Although borrower cash flow is expected to be the primary source of repayment, the Company’s loans are generally secured by various forms of collateral or security, including real estate, business assets, consumer goods, personal guarantees and other items.

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

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions, which are subject to change, based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, fair value of common stock in ESOP subject to contingent repurchase obligation and carrying values of other real estate owned are particularly subject to change.

Securities

Debt and marketable equity securities are classified into two categories: “available for sale” and “held to maturity.” Available for sale securities are carried at fair value with net unrealized gains and losses (net of deferred tax) reported in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. Held to maturity securities are carried at amortized cost as the Company has both the ability and positive intent to hold them to maturity. Other securities such as Federal Home Loan Bank stock are carried at cost. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method. The Company does not engage in trading activities.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, whether the market decline was affected by macroeconomic conditions, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement, and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

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

The Company evaluates commercial, commercial real estate, construction and development and residential real estate (mortgage and home equity) loans monthly for impairment. A loan is considered impaired when, based on current information and events, full payment under the loan terms is not expected. Loans for which the terms have been modified and for which the borrower is experiencing financial difficulties are considered troubled debt restructurings (“TDRs”) and classified as impaired. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the loan’s collateral, if repayment of the loan is collateral dependent. A valuation allowance is maintained for the amount of impairment. Generally, loans 90 days or more past due and loans classified as nonaccrual status are considered for impairment. Impairment is considered on an entire category basis for smaller-balance loans of similar nature such as residential real estate and consumer loans, and on an individual basis for other loans. In general, consumer and credit card loans are charged-off no later than 120 days after a consumer or credit card loan becomes past due.

The general component covers pools of other loans not classified as impaired and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on a rolling one year net charge-off history. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These factors include consideration of the following: levels and trends in past dues; trends in charge-offs and recoveries; trends in volume and terms of loans; effects of collateral deterioration; other changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staff; national and local economic trends; and trends in impaired loans including impaired loans, without specific allowance for loan losses. The following portfolio segments have been identified: commercial, residential, commercial real estate, construction and development and consumer and other loans.

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

Residential real estate (mortgage and home equity) lending consists primarily of loans secured by first or second mortgages on primary residences. The loans are collateralized by owner-occupied properties located in the Company’s market area. Mortgage title insurance is normally required on first mortgages and second mortgages $100,000 and greater. Hazard insurance is normally required on first and second mortgages.

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

Bank-Owned Life Insurance (“BOLI”)

The Company has purchased life insurance policies on certain officers and directors. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of the assets ranging from eight to 50 years for premises and from three to 15 years for furniture and equipment.

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

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are issued.

Discontinued Operations

On December 4, 2009, the Company sold its group. The operating results related to the prepaid solutions group have been reflected as discontinued operations for 2009.

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

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. During 2011, the Company did not record any interest or penalties related to income tax matters in income tax expense.

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

The Bank also maintains an ESOP, which is a noncontributory tax qualified retirement plan that covers employees who have satisfied specific service requirements. Subject to review by the Board of Directors, the Bank may make contributions to the ESOP for the benefit of the participants from time to time. Dividends declared on common stock owned by the ESOP are charged against retained earnings. Dividends paid on ESOP shares are passed through to participants. Earned and allocated ESOP shares are voted by the respective participants. The appraised fair market value of all earned and allocated ESOP shares is reclassified from shareholders’ equity because participants may request that the Company, when the Company is legally permitted, purchase their ESOP shares upon termination of their employment.

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

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank of $11,559 and $10,225 was required to meet regulatory reserve and clearing requirements at year-end 2011 and 2010, respectively.

Dividend Restrictions

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to West Suburban or by West Suburban to shareholders. (See Note 12 in the Consolidated Financial Statements for more specific disclosure.)

Fair Value of Financial Instruments

Fair value of financial instruments are estimated using relevant market information and other assumptions. (See Note 10 in the Consolidated Financial Statements for more specific disclosure.) Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications

Certain reclassifications have been made in prior years’ financial statements to conform to the current year’s presentation.

Adopted Accounting Guidance

In April 2011, the Financial Accounting Standards Board (“FASB”) issued the ASU, “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring.” This ASU amended Topic 310 and provides additional guidance to creditors for evaluating whether a modification or restructuring of a receivable is a TDR. The amendments in this update were effective for the first interim or annual period beginning on or after June 15, 2011 and were applied retrospectively to the beginning of the annual period of adoption. The new guidance requires creditors to evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications and restructurings being considered TDRs. For purposes of measuring impairment of these receivables, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011. Adoption of this accounting standard update did not have a material impact on our financial condition, results of operations or financial statement disclosures.

Issued But Not Yet Effective Accounting Guidance

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. Early adoption is permitted. The adoption of this amendment will change the presentation of the components of comprehensive income for the Company as part of the consolidated statement of shareholders’ equity.

Note 2 - Securities

The amortized cost, unrealized gains and losses and fair value of securities available for sale are as follows at December 31:

	2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasuries	$9,865	$555	$—	$10,420
U.S. government sponsored enterprises	65,784	1,101	—	66,885
Mortgage-backed: residential	298,324	3,988	(106)	302,206
States and political subdivisions	49,733	1,284	(58)	50,959
Corporate	23,790	142	(277)	23,655
Total	$447,496	$7,070	$(441)	$454,125

	2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasuries	$92,712	$585	$(2,141)	$91,156
U.S. government sponsored enterprises	99,705	500	(2,061)	98,144
Mortgage-backed: residential	303,229	5,558	(1,507)	307,280
States and political subdivisions	11,726	183	(31)	11,878
Corporate	10,217	—	(109)	10,108
Total	$517,589	$6,826	$(5,849)	$518,566

Mortgage-backed: residential securities consist of residential mortgage-backed securities issued by U.S. government sponsored enterprises and agencies, primarily Fannie Mae, Freddie Mac and Ginnie Mae, institutions which the government has affirmed its commitment to support. Corporate securities consist of investment grade corporate bonds.

The amortized cost, unrecognized gains and losses and fair value of securities held to maturity are as follows at December 31:

	2011
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
U.S. Treasuries	$30,005	$3,111	$—	$33,116
U.S. government sponsored enterprises	31,623	1,034	—	32,657
Mortgage-backed: residential	163,926	7,686	(4)	171,608
States and political subdivisions	33,481	832	(93)	34,220
Total	$259,035	$12,663	$(97)	$271,601

	2010
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
U.S. Treasuries	$9,956	$353	$—	$10,309
U.S. government sponsored enterprises	21,656	566	—	22,222
Mortgage-backed: residential	136,095	6,515	(49)	142,561
States and political subdivisions	47,658	292	(281)	47,669
Total	$215,365	$7,726	$(330)	$222,761

The amortized cost and fair value of debt securities available for sale and held to maturity at December 31, 2011 by contractual maturity are as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$284	$284	$292	$298
Due after 1 year through 5 years	100,521	101,107	64,287	66,161
Due after 5 years through 10 years	33,894	35,278	25,040	27,736
Due after 10 years	14,473	15,250	5,490	5,798
Mortgage-backed: residential	298,324	302,206	163,926	171,608
Total	$447,496	$454,125	$259,035	$271,601

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Approximately $57,120 of securities are callable in 2012. Most of these callable securities were issued by U.S. government sponsored enterprises.

Sales of securities available for sale were as follows:

	2011	2010	2009
Proceeds from sales	$190,505	$964	$19,777
Gross realized gains	7,982	267	245
Gross realized losses	—	—	(136)

Securities with a carrying value of approximately $85,413 and $94,720 at December 31, 2011 and 2010, respectively, were pledged to secure public deposits, fiduciary activities and for other purposes required or permitted by law.

Securities with unrealized losses at year-end 2011 and 2010 not recognized in income are presented below by the length of time the securities have been in a continuous unrealized loss position:

	2011
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-backed: residential	$29,707	$(106)	$282	$(4)	$29,989	$(110)
States and political subdivisions	15,350	(58)	1,157	(93)	16,507	(151)
Corporate	18,434	(277)	—	—	18,434	(277)
Total temporarily impaired	$63,491	$(441)	$1,439	$(97)	$64,930	$(538)

	2010
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasuries	$60,937	$(2,141)	$—	$—	$60,937	$(2,141)
U.S. government sponsored enterprises	80,386	(2,061)	—	—	80,386	(2,061)
Mortgage-backed: residential	86,467	(1,507)	654	(49)	87,121	(1,556)
States and political subdivisions	5,863	(292)	1,227	(20)	7,090	(312)
Corporate	10,108	(109)	—	—	10,108	(109)
Total temporarily impaired	$243,761	$(6,110)	$1,881	$(69)	$245,642	$(6,179)

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

When management determines that OTTI exists, the amount of the OTTI recognized in earnings depends on whether the Company intends to sell the security or whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If the Company intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the OTTI is recognized in earnings in an amount equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the OTTI is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the portion of the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

The unrealized losses at December 31, 2011 were in states and political subdivisions, mortgage-backed: residential and corporate securities. Because the decline in fair value on the debt securities in unrealized losses is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities and management believes it is not more likely than not that the Company will be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2011.

The Company held one municipal security with a carrying value of $19,000 and $30,000 at December 31, 2011 and 2010, respectively, that was in excess of 10% of the Company’s shareholders’ equity. The security was issued by a local municipality, is a general obligation bond and is classified by the Company as held to maturity.

Note 3 - Loans

Major classifications of loans were as follows at December 31:

	2011	2010
Commercial	$278,969	$253,746
Commercial real estate	284,065	272,856
Construction and development	79,197	138,959
Residential real estate:
Mortgage	151,378	150,248
Home equity	178,819	206,191
Consumer and other	11,715	14,344
Total	984,143	1,036,344
Allowance for loan losses	(27,584)	(28,072)
Loans, net	$956,559	$1,008,272

The Company makes commercial, residential real estate and consumer loans primarily to customers throughout the western suburbs of Chicago. From time to time, the Company will make loans outside of its market area. There were $1,192 of loans held for sale at December 31, 2011, which were included in the residential real estate: mortgage classification. There were no loans held for sale at December 31, 2010.

Changes in the allowance for loan losses by portfolio segment for the year ended December 31, 2011 were as follows:

	Commercial	Commercial Real Estate	Construction and Development	Residential Real Estate	Consumer and Other	Total
Balance, beginning of year	$12,638	$4,179	$6,243	$4,308	$704	$28,072
Provision for loan losses	8,349	(1,104)	2,536	2,020	127	11,928
Loans charged-off	(5,817)	(85)	(5,036)	(1,783)	(413)	(13,134)
Recoveries	34	—	527	36	121	718
Balance, end of year	$15,204	$2,990	$4,270	$4,581	$539	$27,584

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2010	2009
Balance, beginning of year	$25,922	$15,578
Provision for loan losses	18,725	24,925
Loans charged-off	(16,820)	(14,952)
Recoveries	245	371
Balance, end of year	$28,072	$25,922

The balance of the allowance for loan losses and the recorded investment (which does not include accrued interest) in loans by portfolio segment and based on impairment method were as follows:

	Commercial	Commercial Real Estate	Construction and Development	Residential Real Estate	Consumer and Other	Total
December 31, 2011
Allowance for loan losses attributable to loans:
Individually evaluated for impairment	$5,568	$805	$—	$331	$—	$6,704
Collectively evaluated for impairment	9,636	2,185	4,270	4,250	539	20,880
Total ending allowance balance	$15,204	$2,990	$4,270	$4,581	$539	$27,584

Loans:
Individually evaluated for impairment	$36,272	$20,066	$21,099	$13,130	$—	$90,567
Collectively evaluated for impairment	242,697	263,999	58,098	317,067	11,715	893,576
Total ending loan balance	$278,969	$284,065	$79,197	$330,197	$11,715	$984,143

December 31, 2010
Allowance for loan losses attributable to loans:
Individually evaluated for impairment	$2,137	$250	$2,485	$—	$—	$4,872
Collectively evaluated for impairment	10,501	3,929	3,758	4,308	704	23,200
Total ending allowance balance	$12,638	$4,179	$6,243	$4,308	$704	$28,072

Loans:
Individually evaluated for impairment	$41,184	$14,372	$70,513	$8,937	$—	$135,006
Collectively evaluated for impairment	212,562	258,484	68,446	347,502	14,344	901,338
Total ending loan balance	$253,746	$272,856	$138,959	$356,439	$14,344	$1,036,344

Loans individually evaluated for impairment by class of loans were as follows:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
December 31, 2011
With no related allowance recorded:
Commercial	$31,667	$25,062	$—
Commercial real estate	11,154	11,154	—
Construction and development	25,175	21,099	—
Residential real estate:
Mortgage	9,021	8,844	—
Home equity	1,544	1,508	—
With an allowance recorded:
Commercial	11,211	11,211	5,568
Commercial real estate	9,183	8,911	805
Residential real estate:
Mortgage	2,778	2,778	331
Total	$101,733	$90,567	$6,704

December 31, 2010
With no related allowance recorded:
Commercial	$39,142	$34,740	$—
Commercial real estate	13,563	13,563	—
Construction and development	56,737	51,871	—
Residential real estate:
Mortgage	8,224	8,164	—
Home equity	773	773	—
With an allowance recorded:
Commercial	8,799	6,444	2,137
Commercial real estate	1,081	809	250
Construction and development	23,073	18,642	2,485
Total	$151,392	$135,006	$4,872

Impaired loans were summarized as follows at December 31, 2009:

Year-end loans with no allocated allowance for loan losses	$30,754
Year-end loans with allocated allowance for loan losses	14,636
Total	$45,390

Amount of the allowance for loan losses allocated to impaired loans at year-end	$1,527

Average impaired loans by class were as follows at December 31:

2011
Commercial	$36,813
Commercial real estate	14,597
Construction and development	40,450
Residential real estate:
Mortgage	9,072
Home equity	1,172
Total	$102,104

Average impaired loans at December 31, 2010 and 2009 were $64,852 and $47,768, respectively.

Interest income recognized during impairment was $1,552, $1,325 and $301 for the years ended December 31, 2011, 2010 and 2009, respectively.

Nonperforming loans and loans past due 90 days or more still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

The recorded investment in nonaccrual and loans past due 90 days or more still on accrual by class of loans was as follows:

	Nonaccrual	Loans Past Due 90 Days or More Still on Accrual
December 31, 2011
Commercial	$27,141	$—
Commercial real estate	1,115	—
Construction and development	22,197	—
Residential real estate:
Mortgage	2,232	72
Home equity	161	205
Consumer and other	212	9
Total	$53,058	$286

December 31, 2010
Commercial	$22,224	$4
Commercial real estate	6,586	—
Construction and development	47,951	—
Residential real estate:
Mortgage	1,919	108
Home equity	1,664	—
Consumer and other	—	79
Total	$80,344	$191

Loans past due 90 days or more still on accrual are considered to be well-collateralized and in the process of collection as of December 31, 2011.

The aging of the recorded investment in past due loans were as follows:

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2011
Commercial	$1,030	$471	$26,903	$28,404	$250,565	$278,969
Commercial real estate	1,118	2,790	809	4,717	279,348	284,065
Construction and development	1,099	2,070	19,028	22,197	57,000	79,197
Residential real estate:
Mortgage	2,310	1,203	2,304	5,817	145,561	151,378
Home equity	1,048	526	365	1,939	176,880	178,819
Consumer and other	143	39	222	404	11,311	11,715
Total	$6,748	$7,099	$49,631	$63,478	$920,665	$984,143

December 31, 2010
Commercial	$324	$5,652	$20,807	$26,783	$226,963	$253,746
Commercial real estate	619	—	6,586	7,205	265,651	272,856
Construction and development	—	—	47,951	47,951	91,008	138,959
Residential real estate:
Mortgage	2,280	1,063	2,026	5,369	144,879	150,248
Home equity	49	237	1,504	1,790	204,401	206,191
Consumer and other	82	97	79	258	14,086	14,344
Total	$3,354	$7,049	$78,953	$89,356	$946,988	$1,036,344

During the year ended December 31, 2011, the terms of certain loans were modified as TDRs. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

Modifications involving a reduction of the stated interest rate of the loan were for interest rates ranging from 2.0% to 7.1% and periods ranging from six months to 30 years. Modifications involving an extension of the maturity date were for periods ranging from one month to 12 months.

At December 31, 2011, the Company had $37,711 of loans considered TDRs, which are considered impaired loans, compared to $21,555 as of December 31, 2010. As of December 31, 2011, the Company has specifically allocated allowance for loan losses of $1,584 on $14,375 of loans considered to be TDRs. The remaining $23,336 of TDRs did not have impaired cash flows or are considered to be collateral dependent and do not have specific allocations of the allowance due to partial charge-offs and the loans being well-collateralized. Management has not committed to lend additional amounts to customers with outstanding loans that are classified as TDRs.

The following table presents loans by class modified as TDRs during the year ended December 31, 2011:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial	9	$4,087	$4,086
Commercial real estate	11	12,791	12,810
Residential real estate:
Mortgage	18	4,088	4,217
Home equity	2	949	989
Total	40	$21,915	$22,102

The following table presents loans by class modified as TDRs during the year ended December 31, 2011 for which there was a payment default during the year ended December 31, 2011:

	Number of Loans	Recorded Investment

Commercial real estate	3	$1,742
Residential real estate: mortgage	5	927
Total	8	$2,669

A loan is considered to be in payment default once it is 90 days past due under the modified contractual terms. Loans less than $100 will not be evaluated for impairment under TDR accounting guidance.

The TDRs that subsequently defaulted described above did not increase the allowance for loan losses and did not result in any charge-offs during the year ended December 31, 2011, as these loans were considered to be collateral dependent and well-collateralized.

The terms of certain other loans were modified during the year ended December 31, 2011 that did not meet the definition of a TDR. These loans have a total recorded investment as of December 31, 2011 of $17,425. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties or a delay in a payment that was considered to be insignificant.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

The Company categorizes its non-homogeneous loans into risk categories based on relevant information about the ability of borrowers to service their debt such as, among other factors: current financial information; historical payment experience; credit documentation; public information; and current economic trends. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes certain non-homogeneous loans, such as commercial, commercial real estate and construction and development loans. This analysis is done annually on a loan by loan basis. The Company uses the following definitions for classified risk ratings:

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

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. The risk categories of loans were as follows:

	Classified	Pass	Total
December 31, 2011
Commercial	$43,143	$235,826	$278,969
Commercial real estate	29,666	254,399	284,065
Construction and development	28,493	50,704	79,197
Total	$101,302	$540,929	$642,231

December 31, 2010
Commercial	$56,323	$197,423	$253,746
Commercial real estate	15,970	256,886	272,856
Construction and development	77,350	61,609	138,959
Total	$149,643	$515,918	$665,561

The classified construction and development loans decreased to $28.5 million as of December 31, 2011 from $77.4 million as of December 31, 2010, primarily as a result of transfers of loans to other real estate owned.

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

The Company generally sells mortgage loans with servicing rights released. Activity in mortgage loans originated for sale was as follows:

	2011	2010	2009
Origination of loans originated for sale	$1,526	$—	$50,847
Proceeds from sales of loans originated for sale	338	—	53,168
Net gains on sales of loans originated for sale	4	—	553

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

At December 31, 2011, the outstanding balance of these serviced loans totaled $46,397. The related mortgage servicing rights and amortization of the mortgage servicing rights was not material.

Note 4 - Premises and Equipment

Major classifications of assets comprising premises and equipment are summarized as follows at December 31:

	2011	2010
Land	$15,740	$15,263
Premises	51,810	48,168
Furniture and equipment	51,802	50,671
Total	119,352	114,102
Less accumulated depreciation	(74,222)	(71,901)
Premises and equipment, net	$45,130	$42,201

The Company leases certain branch properties and equipment under operating leases. Rent expense was $632, $649 and $454 for 2011, 2010 and 2009, respectively. Rent commitments before considering renewal options that generally are present, are summarized as follows:

2012	$402
2013	300
2014	298
2015	235
2016	151
Total	$1,386

Note 5 - Other Real Estate Owned

Activity in other real estate owned was as follows at December 31:

	2011	2010
Beginning balance	$20,479	$25,994
Acquired through or instead of loan foreclosure	55,386	7,502
Reductions from sales	(46,452)	(7,480)
Write-downs	(5,908)	(5,537)
Ending balance	$23,505	$20,479

Other real estate owned is reported net of a valuation allowance of $3,625 as of December 31, 2011 and 2010. There were no changes in the valuation allowance during the year ended December 31, 2011. Expenses, excluding write-downs relating to other real estate owned, for 2011, 2010 and 2009 were $2,170, $1,348 and $460, respectively.

Activity in the valuation allowance on other real estate owned was as follows:

	2011	2010
Beginning balance	$3,625	$—
Additions charged to expense	—	3,625
Write-downs	—	—
Ending balance	$3,625	$3,625

Note 6 - Deposits

The major categories of deposits are summarized as follows at December 31:

	2011	2010
Demand-noninterest-bearing	$152,955	$152,064
Prepaid solutions card deposits	5,810	29,161
NOW	357,351	349,246
Money market checking	444,942	422,465
Savings	372,067	346,539
Time deposits
Less than $100,000	301,154	348,930
$100,000 and greater	105,265	130,022
Total	$1,739,544	$1,778,427

At December 31, 2011, the scheduled maturities of time deposits were as follows:

2012	$235,929
2013	103,416
2014	26,270
2015	29,976
2016	10,660
Thereafter	168
Total	$406,419

At December 31, 2011 and 2010, the Company did not have brokered deposits.

Note 7 - Income Taxes

Income tax expense (benefit) is as follows for the years ended December 31:

	2011	2010	2009
Current tax expense (benefit)
Federal	$444	$2,059	$(2,199)
State	—	—	—
Deferred tax expense (benefit)	1,504	(4,157)	(5,603)
Total	$1,948	$(2,098)	$(7,802)

A reconciliation between taxes computed at the statutory federal income tax rate and the consolidated effective tax rates follows:

	2011	2010	2009
Statutory federal income tax rate	35.0%	(35.0)%	(35.0)%
(Decrease) increase in taxes resulting from:
Tax-exempt income	(7.6)%	(61.8)%	(8.8)%
State income taxes, net of federal tax benefit	4.2%	(24.0)%	(10.1)%
Dividends on ESOP shares	(0.9)%	(41.8)%	(22.0)%
Bank-owned life insurance	4.0%	(63.5)%	(11.1)%
Change in tax rates	(11.6)%	—	—
Other items, net	(3.1)%	3.9%	0.1%
Effective tax rate	20.0%	(222.2)%	(86.9)%

The temporary differences which created deferred tax assets and liabilities at December 31 are summarized below:

	2011	2010
Deferred tax assets
Allowance for loan losses	$11,358	$11,157
Deferred compensation	1,125	3,369
Nonaccrual loan interest income	—	2,352
Bad debt conformity recoveries	2,176	—
Pension obligation adjustment	706	200
State net operating loss	1,906	1,763
Other real estate owned	2,879	2,110
AMT credit	119	—
Other	—	210
Total deferred tax assets	20,269	21,161
Deferred tax liabilities
Net unrealized gain on securities available for sale	2,730	389
Depreciation	725	343
Federal Home Loan Bank stock dividends	633	611
Deposit base intangible	302	286
Qualified prepaid expenses	413	352
Other	104	—
Total deferred tax liabilities	4,907	1,981
Net deferred tax assets	$15,362	$19,180

In 2010, the State of Illinois passed new tax legislation that restricts companies from utilizing state net operating loss carry forwards to offset state income tax expense for the years 2011-2013. At December 31, 2011, the Company had state net operating loss carry forwards totaling approximately $37,832, which expire at various dates beginning in 2021. As of December 31, 2011, the Company believes that it will generate sufficient taxable income to utilize the net operating loss carry forwards prior to expiration, and therefore, no valuation allowance has been established.

Based on the carry back available and expected future taxable income, management believes it is more likely than not that the remaining deferred tax asset as of December 31, 2011 and 2010, will be realized. Therefore, no valuation allowance has been established.

There were no unrecognized tax benefits as of December 31, 2011 and 2010. The Company does not expect a significant change in the unrecognized tax benefit in the next twelve months.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the State of Illinois. The Company is no longer subject to examination by taxing authorities for years before 2008.

Note 8 - Benefit Plans

The Bank maintains the West Suburban Bank 401(k) Profit Sharing Plan (the “401(k) Plan”), which currently serves as the Company’s principal retirement plan. The 401(k) Plan was established to address the limited availability of West Suburban common stock for acquisition by the ESOP and to offer participants an avenue to diversify their retirement savings. The Company recorded expenses totaling $649, $625 and $668 during 2011, 2010 and 2009, respectively, for contributions to the 401(k) Plan.

The Bank also maintains an ESOP, which is a noncontributory tax qualified retirement plan that covers employees who have satisfied specific service requirements. The ESOP provides incentives to employees by granting participants an interest in West Suburban common stock, which represents the ESOP’s primary investment.

At December 31, 2011 and 2010, the ESOP held 89,348 and 90,775 shares of West Suburban common stock, respectively, that were allocated to ESOP participants. Upon termination of their employment, participants who elect to receive their benefit distributions in the form of West Suburban common stock may request the Company to purchase, when the Company is legally permitted to purchase its common stock, the common stock distributed at the appraised fair market value during two 60-day periods. The first purchase period begins on the date the benefit is distributed and the second purchase period begins on the first anniversary of the distribution date. This contingent repurchase obligation is reflected in the Company’s financial statements as “Common stock in ESOP subject to contingent repurchase obligation” and reduces shareholders’ equity by an amount that represents the independently appraised fair market value of all West Suburban common stock held by the ESOP and allocated to participants, without regard to whether it is likely that the shares would be distributed or that the recipients of the shares would be likely to exercise their right to require the Company to purchase the shares.

During 2011 and 2010, the ESOP distributed $137 and $434, respectively, in cash representing the interests of participants. In addition, the ESOP distributed 1,427 shares of West Suburban common stock in 2011 and 542 shares in 2010.

An individual account is established for each participant under the 401(k) Plan and the ESOP, and the benefits payable upon retirement, termination, disability or death are based upon service, the amount of the employer’s, and for the 401(k) Plan, an employee’s, contributions and any income, expenses, gains and losses and forfeitures allocated to the participant’s account.

The Company maintains deferred compensation arrangements with certain former and current executive officers and certain members of the Board of Directors. The deferred compensation expense was $100, $150 and $165 for the years ended December 31, 2011, 2010 and 2009, respectively. Executive officers can elect to defer the payment of a percentage of their salaries and cash bonuses, if any, and members of the Board of Directors can elect to defer the payment of their directors’ fees. In addition, the Company can elect to make annual contributions for the benefit of current participants in the Company’s deferred compensation arrangements. The annual contributions for certain senior executive officers in 2011, 2010 and 2009 were $25 per officer. There were no annual contributions for certain other executive officers in 2011 and 2010 and $5 in annual contributions in 2009. An additional $50 was contributed to the plan in 2010 for the benefit of a former senior executive officer in conjunction with a severance payment.

The total accumulated liability for all deferred compensation arrangements was $2,733 and $8,478 at December 31, 2011 and 2010, respectively. These amounts are included in accrued interest and other liabilities in the consolidated balance sheets. During 2011, the Company disbursed $6,077 to certain participants of its deferred compensation plan in connection with the termination of a portion of the deferred compensation plan.

The Company maintains a noncontributory postretirement benefit plan covering certain senior executives. The plan provides postretirement medical, dental and long term care coverage for certain executives and their surviving spouses. The eligible retirement age under the plan is age 62. The Company used a December 31 measurement date for its postretirement benefit plan. The plan is unfunded.

Information about changes during 2011 and 2010 in obligations of the postretirement benefit plan follows:

	2011	2010
Change in benefit obligation:
Beginning benefit obligation	$1,088	$993
Service cost	31	34
Interest cost	57	58
Actuarial loss (gain)	93	23
Benefits paid	(21)	(20)
Ending benefit obligation	1,248	1,088

Change in plan assets, at fair value:
Beginning plan assets	—	—
Employer contributions	21	20
Benefits paid	(21)	(20)
Ending plan assets	—	—

Unfunded status at December 31	$1,248	$1,088

Amounts recognized in accumulated other comprehensive loss at December 31 consist of:

	2011	2010
Net actuarial loss	$363	$293
Prior service cost	190	211
Total	$553	$504

The accumulated benefit obligation was $1,248 and $1,088 at December 31, 2011 and 2010, respectively.

Net postretirement benefit costs included the following components for the years ended December 31:

	2011	2010	2009
Service cost	$31	$34	$41
Interest cost	57	58	61
Amortization of unrecognized prior service cost	21	21	21
Amortization of net loss	22	21	27
Net periodic postretirement benefit cost	131	134	150

Net loss (gain)	93	23	(70)
Prior service cost	—	—	—
Amortization of net loss	(22)	(21)	(27)
Amortization of prior service cost	(21)	(21)	(21)
Total recognized in other comprehensive income	50	(19)	(118)
Postretirement benefit cost and other comprehensive loss	$181	$115	$32

The estimated net loss and the prior service cost for the defined postretirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $33 and $21, respectively.

The discount rate used to determine the benefit obligations in 2011 and 2010 was 4.50% and 5.25%, respectively. The discount rate used to determine the net periodic benefit costs in 2011, 2010 and 2009 was 5.25%, 5.95% and 6.25%, respectively.

For measurement purposes, an 8% annual rate of increase in the per capita premium cost of covered health care benefits was assumed for 2012, with the rate of increase reducing .5% per annum to an ultimate rate of increase of 5% in 2018. Dental benefits were assumed to increase 5% for 2012, which rate of increase is assumed to apply to future periods.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest cost	$13	$(11)
Effect on accumulated postretirement benefit obligation	191	(160)

The Company expects to contribute amounts in 2012 to satisfy its obligations. The following benefit payments, which reflect expected future service, are expected for the years indicated:

2012	$13
2013	21
2014	28
2015	37
2016	48
Following 5 Years	330

Note 9 - Off-Balance Sheet Risk, Contingent Liabilities and Guarantees

The Company is a party to off-balance sheet financial instruments to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These financial instruments involve, to varying degrees, elements of credit and interest rate risks. Such financial instruments are recorded when funded.

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

A summary of the contractual exposure to off-balance sheet risk as of December 31 follows:

	2011			2010
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
Commercial loans and lines of credit	$2,522	$120,710	$123,232	$821	$117,484	$118,305
Check credit lines of credit	867	—	867	919	—	919
Mortgage loans	5,258	—	5,258	5,141	—	5,141
Home equity lines of credit	1,379	129,021	130,400	654	135,767	136,421
Letters of credit	—	6,537	6,537	—	11,814	11,814
Credit card lines of credit	—	29,349	29,349	—	37,483	37,483
Total	$10,026	$285,617	$295,643	$7,535	$302,548	$310,083

Fixed rate commercial loan commitments at December 31, 2011 had interest rates ranging from 4.0% to 7.2% with terms ranging from one month to five years. Fixed rate check credit lines of credit at December 31, 2011 had interest rates of 18.0%. Fixed rate mortgage loan commitments at December 31, 2011 had interest rates ranging from 3.5% to 5.0% with terms ranging from 10 to 30 years. Fixed rate home equity lines of credit at December 31, 2011 had interest rates ranging from 3.0% to 7.0% with terms ranging from three months to four years.

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

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Securities:  The fair value of securities is determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair value is calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair value is calculated using discounted cash flows or other market indicators (Level 3). At December 31, 2011, the Company had one municipal security where the fair value was determined using Level 3 inputs. This security was purchased during 2011. There were no such securities at December 31, 2010. There were no transfers between Level 1 and Level 2 during 2011 and 2010.

Impaired Loans:  The fair value of impaired loans secured by real estate with specific allocations of the allowance for loan losses is based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned:  Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower of carrying amount or fair value, less costs to sell.

Fair values are based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Assets and liabilities measured at fair value on a recurring basis and a non-recurring basis, are as follows at year end:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2011 Recurring basis
U.S. Treasuries	$10,420	$10,420	$—	$—
U.S. government sponsored enterprises	66,885	—	66,885	—
Mortgage-backed: residential	302,206	—	302,206	—
State and political subdivisions	50,959	—	50,382	577
Corporate	23,655	—	23,655	—
Total securities available for sale	$454,125	$10,420	$443,128	$577

2010 Recurring basis
U.S. Treasuries	$91,156	$91,156	$—	$—
U.S. government sponsored enterprises	98,144	—	98,144	—
Mortgage-backed: residential	307,280	—	307,280	—
State and political subdivisions	11,878	—	11,878	—
Corporate	10,108	—	10,108	—
Total securities available for sale	$518,566	$91,156	$427,410	$—

2011 Non-recurring basis
Impaired loans:
Commercial	$8,697	$—	$—	$8,697
Commercial real estate	8,106	—	—	8,106
Construction and development	4,840	—	—	4,840
Residential real estate	2,447	—	—	2,447
Other real estate owned:
Construction and development	8,560	—	—	8,560
Commercial real estate	3,484	—	—	3,484

2010 Non-recurring basis
Impaired loans:
Commercial	$4,307	$—	$—	$4,307
Commercial real estate	559	—	—	559
Construction and development	16,157	—	—	16,157
Other real estate owned:
Construction and development	10,919	—	—	10,919
Commercial real estate	984	—	—	984

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $30,795 with a valuation allowance of $6,704 at December 31, 2011. At December 31, 2010, impaired loans had a carrying amount of $25,895, with a valuation allowance of $4,872. Provision for loan losses made for these loans for 2011 and 2010 was $7,588 and $4,872, respectively.

Other real estate owned, which are at fair value less costs to sell, had a net carrying amount of $12,044, which consisted of the outstanding balance of $15,669, net of a valuation allowance of $3,625 at December 31, 2011. Write-downs on the other real estate owned totaled $5,908 and $5,537 during 2011 and 2010, respectively. At December 31, 2010, other real estate owned had a carrying amount of $11,903, which consisted of the outstanding balance of $15,528, net of a valuation allowance of $3,625.

Carrying values and estimated fair values of the Company’s financial instruments as of December 31 are set forth in the table below:

	2011		2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash and cash equivalents	$116,325	$116,325	$70,690	$70,690
Securities
Available for sale	454,125	454,125	518,566	518,566
Held to maturity	259,035	271,601	215,365	222,761
Federal Home Loan Bank stock	7,599	N/A	7,599	N/A
Loans, less allowance for loan losses	956,559	994,934	1,008,272	1,018,030
Accrued interest receivable	5,342	5,342	5,217	5,217

Financial liabilities
Deposits	1,739,544	1,748,988	1,778,427	1,791,761
Accrued interest payable	2,471	2,471	3,431	3,431

Estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits and variable rate loans or deposits that reprice frequently and fully are each based on carrying value. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to estimated life and credit. Fair value of debt is based on current rates for similar financing. It was not practical to determine the fair value of FHLB stock due to the restrictions placed on its transferability. The fair value of off-balance sheet items is not considered material.

Note 11 - Related Party Transactions

Certain executive officers and directors of the Company, their affiliates and companies in which they have 10% or more beneficial ownership, are customers of the Bank and received loans from the Bank with outstanding balances totaling $20,277 and $21,574 at December 31, 2011 and 2010, respectively. During 2011, $1,157 in new loans and $2,454 in principal payments were made. Related parties maintained deposits at the Bank totaling $18,191 and $32,492 at December 31, 2011 and 2010, respectively.

Note 12 - Capital Requirements

As of December 31, 2011 and 2010, the Bank exceeded the minimum capital ratios required for it to qualify as “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized”, the Bank must maintain minimum ratios for total capital to risk-weighted assets, Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets as set forth in the table below. There were no conditions or events since December 31, 2011, that management believes would result in a change of the category.

On January 13, 2011, the Bank agreed with its regulators to maintain minimum capital ratios in excess of the minimum ratios required by applicable federal regulations. Specifically, the Bank agreed to maintain minimum capital ratios equal to or exceeding 8.00% for Tier 1 capital to average total assets and 12.00% for total capital to risk-weighted assets. As of December 31, 2011, the Bank was in compliance with these heightened regulatory capital requirements. If the Bank is not in compliance with these requirements in the future, the Bank may become subject to additional regulatory actions or restrictions.

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

The capital amounts and ratios of the Company and the Bank for purposes of the prompt corrective action framework are presented in the table below:

	Actual		Minimum For Capital Adequacy Purposes		Minumum To Be Well- Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011
Total capital (to risk-weighted assets)
Company	$174,107	13.72%	$101,540	8.00%	N/A	N/A
Bank (1)	170,781	13.46%	101,540	8.00%	126,925	10.00%
Tier 1 capital (to risk-weighted assets)
Company	158,097	12.46%	50,770	4.00%	N/A	N/A
Bank	154,771	12.19%	50,770	4.00%	76,155	6.00%
Tier 1 capital (to average assets)
Company	158,097	8.31%	76,099	4.00%	N/A	N/A
Bank (1)	154,771	8.11%	76,290	4.00%	95,362	5.00%

As of December 31, 2010
Total capital (to risk-weighted assets)
Company	$171,452	12.99%	$105,608	8.00%	N/A	N/A
Bank	160,089	12.22%	104,795	8.00%	130,993	10.00%
Tier 1 capital (to risk-weighted assets)
Company	154,808	11.73%	52,804	4.00%	N/A	N/A
Bank	143,570	10.96%	52,397	4.00%	78,596	6.00%
Tier 1 capital (to average assets)
Company	154,808	7.93%	78,101	4.00%	N/A	N/A
Bank	143,570	7.39%	77,699	4.00%	97,124	5.00%

(1) The Bank has agreed to maintain minimum Tier 1 capital to average assets of 8.00% and total capital to risk-weighted assets of 12.00%.

The appraised fair market value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Note 13 - Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:

	2011	2010	2009
Net unrealized holding gain (loss) on available for sale securities	$13,635	$(5,227)	$8,098
Reclassification adjustments for losses and gains later recognized in income	(7,982)	(267)	(109)
Tax effect	(2,341)	2,184	(3,176)
Net unrealized gain (loss) on available for sale securities	3,312	(3,310)	4,813

Change in postretirement obligation, (loss) gain	(50)	19	118
Tax effect	27	(8)	(47)
Net change in postretirement obligation, (loss) gain	(23)	11	71
Other comprehensive income (loss)	$3,289	$(3,299)	$4,884

A summary of the accumulated other comprehensive income balances, net of tax were as follows:

	Balance at 12/31/10	Current Period Change	Balance at 12/31/11
Unrealized gains on securities available for sale	$588	$3,312	$3,900
Unrealized loss on postretirement obligation	(303)	(23)	(326)
Total	$285	$3,289	$3,574

Note 14 - Condensed Financial Information - Parent Only

Condensed Balance Sheets

December 31, 2011 and 2010

	2011	2010
Assets
Cash	$5,050	$3,789
Investment in subsidiary	162,690	151,354
Other assets	988	2,995
Total assets	$168,728	$158,138

Liabilities and shareholders’ equity
Other liabilities	$1,775	$2,290

Common stock in ESOP subject to contingent repurchase obligation	23,230	29,865

Shareholders’ equity	143,723	125,983
Total liabilities and shareholders’ equity	$168,728	$158,138

Condensed Statements of Income

Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Income
Dividends from subsidiary	$—	$—	$3,262
Interest income
Deposits	17	34	78
Securities	—	158	211
Other	—	5	—
Total income	17	197	3,551

Expense
Other	432	406	452
Total expense	432	406	452
(Loss) income before income taxes	(415)	(209)	3,099
Income tax benefit	(184)	(144)	(143)
(Loss) income before equity in undistributed net income of subsidiary	(231)	(65)	3,242
Equity in undistributed net income (loss) of subsidiary	8,047	1,219	(4,077)
Net income (loss)	$7,816	$1,154	$(835)

Condensed Statements of Cash Flows

Years Ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Cash flows from operating activities
Net income (loss)	$7,816	$1,154	$(835)
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed net (income) loss of subsidiary	(8,047)	(1,219)	4,077
Net discount accretion of securities	—	(104)	(139)
Decrease (increase) in other assets	2,007	(2,037)	19
(Decrease) increase in other liabilities	(515)	2,135	25
Net cash provided by (used in) operating activities	1,261	(71)	3,147
Cash flows from investing activities
Investments in subsidiary	—	(3,024)	—
Securities held to maturity
Maturities and calls	—	40	—
Net cash used in investing activities	—	(2,984)	—
Cash flows from financing activities
Repurchase and retirement of common stock	—	—	(2,658)
Cash dividends paid	—	—	(8,622)
Net cash used in financing activities	—	—	(11,280)
Net increase (decrease) in cash	1,261	(3,055)	(8,133)
Beginning cash	3,789	6,844	14,977
Ending cash	$5,050	$3,789	$6,844

Note 15 - Quarterly Results of Operations (Unaudited)

The following table sets forth certain unaudited income, expense and per share data on a quarterly basis for the three-month periods indicated:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year Ended December 31, 2011
Interest income	$16,544	$16,576	$17,231	$17,551
Interest expense	2,714	2,878	3,002	3,235
Net interest income	13,830	13,698	14,229	14,316
Provision for loan losses	2,360	4,750	1,818	3,000
Net interest income after provision for loan losses	11,470	8,948	12,411	11,316
Noninterest income	2,976	6,131	6,400	4,688
Noninterest expense	15,009	14,624	12,955	11,988
(Loss) income before income taxes	(563)	455	5,856	4,016
Income tax (benefit) expense	(1,649)	272	2,099	1,226
Net income	$1,086	$183	$3,757	$2,790
Earnings per share	$2.54	$0.43	$8.80	$6.54

Year Ended December 31, 2010
Interest income	$17,710	$19,553	$19,507	$19,420
Interest expense	3,632	4,501	4,928	5,368
Net interest income	14,078	15,052	14,579	14,052
Provision for loan losses	10,300	2,875	3,175	2,375
Net interest income after provision for loan losses	3,778	12,177	11,404	11,677
Noninterest income	7,662	2,730	2,794	3,130
Noninterest expense	18,375	12,756	12,387	12,778
(Loss) income before income taxes	(6,935)	2,151	1,811	2,029
Income tax (benefit) expense	(3,395)	348	563	386
Net (loss) income	$(3,540)	$1,803	$1,248	$1,643
(Loss) earnings per share	$(8.29)	$4.22	$2.92	$3.85

During the fourth quarter of 2011, the Company experienced a decrease in the provision for loan losses of $2,390 compared to the third quarter of 2011. The Company determined that the allowance for loan losses was deemed adequate with a reduced provision for loan losses due to a drop in the historical charge-off averages for construction and development and commercial loans. Noninterest income decreased $3,155 compared to the third quarter of 2011 primarily due to reduced gains on securities available for sale. Income tax expense decreased $1,921 compared to the third quarter of 2011, primarily due to an adjustment to deferred taxes from changes in the state and federal effective tax rate.

During the fourth quarter of 2010, the Company recognized a provision for loan losses of $10,300 due to increased charge-offs of $11,314 during the quarter primarily as a result of identification of newly impaired loans and updated valuations received on other impaired loans during the quarter. Noninterest income increased $4,932 compared to the third quarter of 2010 primarily due to the Company recording a gain on sale of loans of $2,803 along with an increase in BOLI income. Noninterest expense increased $5,619 compared to the third quarter of 2010, the majority of which was due to write-downs on other real estate owned.

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

The Securities and Exchange Commission requires that West Suburban include a line-graph presentation comparing cumulative, five-year shareholder returns on an indexed basis with the Standard & Poor’s 500 Stock Index (“S&P 500”) and either a nationally recognized industry standard or an index of peer companies selected by West Suburban. The Board of Directors has elected to compare an investment in its stock to a peer group index rather than a published industry index because it believes the peer group index includes companies whose businesses are more similar to that of the Company than any published index. The peer group index is comprised of the following companies selected by West Suburban (based on their similarity in size, loan portfolios and business markets): 1st Source Corporation; MB Financial Inc.; Old Second Bancorp, Inc.; PrivateBancorp, Inc.; Taylor Capital Group, Inc.; and Wintrust Financial Corporation. The peer group index previously included AMCORE Financial Inc., Corus Bankshares Inc. and Midwest Banc Holdings Inc., the banking subsidiaries of which failed during the course of 2010.

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

	Total Return Based on Initial Investment of $100.00
	2006	2007	2008	2009	2010	2011
The Company	$100.00	$100.73	$85.77	$57.86	$55.66	$43.99
S&P 500	100.00	105.49	66.46	84.05	96.71	98.75
Peer Group	100.00	73.82	62.87	44.45	50.31	45.85

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

	Years Ended December 31,
	2011	2010	2009	2008	2007
Selected operating data
Interest income	$67,902	$76,190	$82,100	$95,060	$108,462
Interest expense	11,829	18,429	24,987	33,972	48,206
Net interest income	56,073	57,761	57,113	61,088	60,256
Provision for loan losses	11,928	18,725	24,925	10,360	375
Net interest income after provision for loan losses	44,145	39,036	32,188	50,728	59,881
Noninterest income (1)	20,195	16,316	5,786	12,464	13,684
Noninterest expense	54,576	56,296	50,020	40,870	42,648
Income (loss) from continuing operations before income taxes	9,764	(944)	(12,046)	22,322	30,917
Income tax expense (benefit)	1,948	(2,098)	(7,802)	5,080	8,103
Net income (loss) from continuing operations	7,816	1,154	(4,244)	17,242	22,814
Gain on sale of prepaid solutions group, net of tax	—	—	3,313	—	—
Discontinued operations, net of tax	—	—	96	(426)	599
Net income (loss) from discontinued operations	—	—	3,409	(426)	599
Net income (loss)	$7,816	$1,154	$(835)	$16,816	$23,413

Per share data
Earnings (loss) from continuing operations per share	$18.31	$2.70	$(9.89)	$39.87	$52.75
Earnings (loss) from discontinued operations per share	—	—	7.94	(0.99)	1.38
Earnings (loss) per share	18.31	2.70	(1.95)	38.88	54.13
Cash dividends declared	—	—	10.00	40.00	50.00
Book value (2)	391.13	365.11	370.14	372.03	373.34

Selected balances, end of year
Securities	$720,759	$741,530	$479,117	$472,192	$488,739
Loans, less allowance for loan losses	956,559	1,008,272	1,167,675	1,233,595	1,226,571
Total assets	1,928,684	1,961,624	1,938,583	1,867,420	1,851,357
Deposits	1,739,544	1,778,427	1,756,987	1,625,925	1,637,714
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (2)	166,953	155,848	157,993	160,899	161,468

Ratios
Return on average total assets	0.40%	0.06%	(0.04)%	0.90%	1.26%
Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (2)	4.80%	0.71%	(0.52)%	10.40%	14.83%
Cash dividends declared to net income	0.00%	0.00%	(514.61)%	102.88%	92.36%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (2)	8.41%	8.25%	8.57%	8.67%	8.49%
Net interest margin (3)	3.49%	3.45%	3.39%	3.58%	3.50%

(1)

Noninterest income includes gain on sale of portfolio residential real estate loans of $2,803 in 2010. Noninterest income for 2009 includes $(8,320) for the impairment of pooled trust preferred securities and for 2007 includes the impairment of FHLMC stock of $(381).

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

The following table presents a reconciliation of certain non-GAAP performance measures and ratios used by the Company to the most directly comparable GAAP financial measures for the years ended December 31 (dollars in thousands, except per share data):

	2011	2010	2009	2008	2007
Shareholders’ equity (GAAP)	$143,723	$125,983	$126,763	$114,229	$104,561
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP)	166,953	155,848	157,993	160,899	161,468
Book Value Per Share (GAAP) (1)	336.71	295.15	296.97	264.12	241.76
Book Value Per Share (non-GAAP) (2)	391.13	365.11	370.14	372.03	373.34
Return on average shareholders’ equity (GAAP) (3)	5.78%	0.90%	(0.70)%	16.01%	24.04%
Return on average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (non-GAAP) (4)	4.80%	0.71%	(0.52)%	10.40%	14.83%
Average shareholders’ equity to average total assets (GAAP) (5)	6.99%	6.52%	6.34%	5.63%	5.24%
Average shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation to average total assets (non-GAAP) (6)	8.41%	8.25%	8.57%	8.67%	8.49%

(1)	Book Value Per Share (GAAP) equals shareholders’ equity divided by the number of outstanding shares.
(2)	Book Value Per Share (non-GAAP) equals shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation divided by the number of outstanding shares.
(3)	Return on average shareholders’ equity (GAAP) equals net income divided by average shareholders’ equity.
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

	Years Ended December 31,
	2011			2010			2009
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets
Federal funds sold	$9,543	$28	0.3%	$22,517	$56	0.2%	$61,280	$162	0.3%
Securities
Taxable	673,778	18,061	2.7%	553,802	17,608	3.2%	420,986	17,985	4.3%
Exempt from federal income tax (1)	34,196	1,866	5.5%	28,951	1,676	5.8%	28,253	1,730	6.1%
Total securities (1)	707,974	19,927	2.8%	582,753	19,284	3.3%	449,239	19,715	4.4%
Loans (1)(2)	921,757	49,121	5.3%	1,094,309	57,774	5.3%	1,201,646	63,131	5.3%
Total interest-earning assets (1)(2)	1,639,274	69,076	4.2%	1,699,579	77,114	4.5%	1,712,165	83,008	4.8%
Cash and due from banks	100,727			100,779			39,982
Premises and equipment, net	43,851			42,882			45,448
Other real estate owned	40,401			24,161			10,426
Allowance for loan losses	(28,341)			(27,961)			(19,859)
Accrued interest and other assets (2)	140,394			122,427			82,489
Total assets	$1,936,306			$1,961,867			$1,870,651
Liabilities and shareholders’ equity
Interest-bearing deposits
NOW	$341,840	194	0.1%	$326,489	215	0.1%	$314,199	275	0.1%
Money market checking	430,477	2,291	0.5%	419,385	3,516	0.8%	370,914	6,507	1.8%
Savings	365,543	1,014	0.3%	342,602	993	0.3%	333,243	1,392	0.4%
Time deposits
Less than $100,000	322,463	5,757	1.8%	381,132	9,625	2.5%	372,061	12,079	3.2%
$100,000 and greater	115,999	2,572	2.2%	143,174	4,080	2.8%	135,242	4,691	3.5%
Total interest-bearing deposits	1,576,322	11,828	0.8%	1,612,782	18,429	1.1%	1,525,659	24,944	1.6%
Other interest-bearing liabilities	6,160	1	0.0%	7,285	—	0.0%	8,468	43	0.5%
Total interest-bearing liabilities	1,582,482	11,829	0.7%	1,620,067	18,429	1.1%	1,534,127	24,987	1.6%
Demand-noninterest-bearing deposits	174,795			163,906			152,332
Accrued interest and other liabilities	16,191			15,950			23,953
Shareholders’ equity plus common stock in ESOP subject to contingent repurchase obligation (3)	162,838			161,944			160,239
Total liabilities and shareholders’ equity	$1,936,306			$1,961,867			$1,870,651
Net interest income		$57,247			$58,685			$58,021
Interest rate spread			3.5%			3.4%			3.2%
Net interest margin (1)			3.5%			3.5%			3.4%

(1)	Interest income, net interest margin and yields are presented on a tax equivalent basis, assuming a federal income tax rate of 35%.
(2)	The average balances of nonaccrual loans are included in accrued interest and other assets.
(3)

See Note 8 to the Company’s consolidated financial statements and “NON-GAAP FINANCIAL MEASURES.” This presentation is consistent with the Company’s belief that it is unlikely that the Company would be required to satisfy the contingent repurchase obligation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis provides information regarding the Company’s financial condition as of December 31, 2011 and 2010, and the results of operations for each of the three years in the period ended December 31, 2011. This discussion and analysis should be read in conjunction with the Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this annual report. The financial information provided below is rounded in order to simplify the presentation of management’s discussion and analysis. However, the ratios and percentages provided below are calculated using the more detailed financial information contained in the financial statements, notes and tables included elsewhere in this annual report.

Executive Overview

At the end of 2007, the United States economy experienced a downturn, the effects of which have continued into 2011. During this period, the United States economy experienced high levels of unemployment, depressed home values, extremely low liquidity in the debt markets and lower values and high volatility in the equity markets. As a result of these conditions, consumer confidence and spending decreased substantially and asset values declined. Like many other financial institutions, the Company’s financial results in recent reporting periods, including 2011, were impacted by the continuing economic downturn.

The economic downturn has impacted the entire State of Illinois, including the Company’s primary market area, located in the western suburbs of Chicago, Illinois. According to the Bureau of Labor and Statistics, the unemployment rate in the State of Illinois at December 31, 2011, was 9.8%. High levels of unemployment have adversely impacted the ability of certain of the Company’s borrowers to meet their ongoing debt obligations. In addition, real estate demand in the Company’s market area remains weak, resulting in declines in the values of the real estate serving as collateral for certain of the Company’s loans.

As a result of the continuing economic situation in the national and local economies and low real estate values, management has focused its attention primarily on improving the performance of the Bank’s loan portfolio. Although the Bank’s nonaccrual loans decreased during 2011 compared to 2010, the level of nonaccrual loans remained at a historically high level, which adversely impacted its interest income. The deterioration in the Bank’s loan portfolio has forced the Bank to increase its allowance for loan losses to absorb additional losses in the loan portfolio. The Bank’s Board of Directors reviews the level of its allowance for loan losses on a monthly basis. The Board responds as promptly as practical to new developments in the Bank’s loan portfolio. Although management has maintained a higher level of allowance for loan losses compared to historical levels in response to heightened levels of nonaccrual loans and believes that the allowance for loan losses is a reasonable estimate for probable incurred losses in the loan portfolio, future loan losses in excess of the allowance for loan losses would adversely affect the Bank’s financial condition and results of operations. In addition, as a result of increasing levels of foreclosures and acquisitions made in lieu of foreclosures, the Bank’s other real estate owned portfolio remained at a high level in 2011, further decreasing the Bank’s interest income. Management believes that the level of the Bank’s other real estate owned portfolio will remain at a high level in 2012 and may increase. Management has had to focus additional time and effort on selling these properties, and the Bank has incurred significant costs in connection with maintaining the properties, including real estate taxes, management fees and insurance costs. Management continues to aggressively pursue sales of the properties in the Bank’s portfolio, but due to weak real estate demand in the Bank’s market area, management is not able to dispose of these properties as promptly as desired.

During this difficult economic period the Bank has seen low levels of quality demand for credit. Although concerns over the credit quality in the Bank’s loan portfolio exist, the Bank continues to be willing to make loans to qualified applicants that meet its traditional, prudent lending standards, which have not changed.

In response to the economic downturn, the Federal Reserve has maintained and has indicated that it will hold interest rates at historically low levels through the next several years. Additionally, the Federal Reserve has used various forms of monetary policy in an attempt to drive down long-term interest rates during this economic downturn. The presence of these historically low interest rates has created net interest challenges for the banking industry in general and the Bank in particular. This interest rate environment has resulted in low-yielding investment opportunities, adding to the downward pressure on the Bank’s interest income. Management has been focused on investments for the Bank’s securities portfolio that are expected to retain their value in the event of an unexpected increase in market interest rates over the next few years. Specifically, the Bank has invested in mortgage-backed securities issued by U.S. government sponsored enterprises with average maturities of less than five years. In addition, movements in general market interest rates are a key element in changes in the Bank’s interest rate margin, and management expects the interest rate environment to remain at historically low levels throughout 2012.

On January 13, 2011, the Bank agreed with its regulators to maintain minimum capital ratios in excess of the minimum ratios required by applicable federal regulations. Specifically, the Bank agreed to maintain minimum capital ratios equal to or exceeding 8.00% for Tier 1 capital to average total assets and 12.00% for total capital to risk-weighted assets. As of December 31, 2011, the Bank was in compliance with these heightened regulatory capital requirements. If the Bank is not in compliance with the requirements in the future, the Bank may become subject to additional regulatory actions or restrictions.

At December 31, 2011, the Bank’s Tier 1 capital to average total assets ratio was 8.11%, .11%, or $2.2 million, above the 8.00% level the Bank agreed with its regulators to maintain, and the Bank’s total capital to risk-weighted assets was 13.46%, 1.46%, or $18.5 million, above the 12.00% the Bank agreed with its regulators to maintain.

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

The Company evaluates commercial, construction and development and commercial real estate loans monthly for impairment. A loan is considered impaired when, based on current information and events, full payment under the loan terms is not expected. Loans for which the terms have been modified and for which the borrower is experiencing financial difficulties are considered TDRs and classified as impaired. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the loan’s collateral, if repayment of the loan is collateral dependent. A valuation allowance is maintained for the amount of impairment. Generally, loans 90 days or more past due and loans classified as nonaccrual status are considered for impairment. Impairment is considered on an entire category basis for smaller-balance loans of similar nature such as residential real estate and consumer loans, and on an individual basis for other loans. In general, consumer and credit card loans are charged-off no later than 120 days after a consumer or credit card loan becomes past due.

The general component covers pools of other loans not classified as impaired and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on a rolling one year net charge-off history. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These factors include consideration of the following: levels and trends in past dues; trends in charge-offs and recoveries; trends in volume and terms of loans; effects of collateral deterioration; other changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staff; national and local economic trends; and trends in impaired loans including impaired loans, without a specific allowance for loan losses. The following portfolio segments have been identified: commercial, residential, commercial real estate, construction and development and consumer and other loans.

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

At December 31, 2011 and 2010, the ESOP held 89,348 and 90,775 shares of West Suburban common stock, respectively. Upon termination of their employment, participants who elect to receive their benefit distributions in the form of West Suburban common stock may request the Company to purchase, when the Company is legally permitted to purchase its common stock, the common stock distributed at fair value. A more detailed discussion concerning this obligation is presented in Note 8 to the Company’s Consolidated Financial Statements included in this report. At December 31, 2011 and 2010, this contingent repurchase obligation reduced shareholders’ equity by $23.2 million and $29.9 million, respectively.

The following table presents the Company’s significant fixed and determinable contractual obligations and significant commitments by payment date as of December 31, 2011 (dollars in thousands). The payment amounts represent those amounts contractually due to the recipient and do not include any carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced Note to the Company’s Consolidated Financial Statements included in this annual report.

	Note Reference	One Year or Less	Over One Year to Three Years	Over Three Years to Five Years	Over Five Years	Total
Deposits without a stated maturity	6	$1,327,315	$—	$—	$—	$1,327,315
Time deposits	6	235,929	129,686	40,636	168	406,419
Prepaid solutions card deposits	6	5,810	—	—	—	5,810
Operating leases	4	401,815	598,321	385,508	—	1,385,644
Commitments to extend credit
Fixed rate	9					10,026
Variable rate	9					285,617
Deferred compensation	8					2,733
Postretirement benefit plan	8					1,248

Balance Sheet Analysis

Total Assets. Total consolidated assets at December 31, 2011 decreased 1.7% from the prior year-end. This decrease was primarily due to decreases in the loan and securities portfolios, partially offset by increases in cash and due from banks. Total average assets in 2011 decreased 1.3% from the prior year primarily due to a decrease in average loans.

Cash and Cash Equivalents. Cash and cash equivalents at December 31, 2011 increased 64.6% from the prior year-end due to an increase in cash and due from banks. This increase was driven by decreases in the loan and securities portfolios partially offset by a decrease in deposits.

Securities. The Company’s securities portfolio decreased 2.8% at December 31, 2011 from the prior year-end, primarily due to sales of securities available for sale of $190.5 million during 2011 for a gain of $8.0 million. The Company manages its securities portfolio to maximize the return on invested funds within acceptable risk guidelines, to meet pledging and liquidity requirements and to adjust balance sheet interest rate sensitivity in an effort to insulate net interest income against the impact of interest rate changes. The Company will continue to monitor its level of available for sale and held to maturity securities and will classify new securities purchased in the appropriate category at the time of purchase. The Company has taken advantage of the current rate environment and realized gains on sales of available for sale securities with unrealized gain positions which has positively impacted net income and helped provide liquidity to fund the decrease in deposits.

Securities available for sale are carried at fair value, while securities held to maturity and Federal Home Loan Bank stock are carried at cost. The securities available for sale portfolio had gross unrealized gains of $7.1 million, which were offset by gross unrealized losses of $.4 million as of December 31, 2011, as compared with gross unrealized gains of $6.8 million and gross unrealized losses of $5.8 million as of December 31, 2010.

Loans. Total loans outstanding at December 31, 2011 decreased 5.0% from the prior year-end, primarily due to decreases in the construction and development and home equity loan portfolios. These decreases were partially offset by increases in the commercial and commercial real estate loan portfolios through originations. The decrease in the construction and development portfolio was primarily due to the transfer of loans to other real estate owned during the period. The decrease in the home equity loan portfolio was primarily due to payoffs resulting from refinancing activity, as well as a decrease in home equity loan originations. Although the Company experienced growth in the commercial and commercial real estate loan portfolios, overall loan demand in the Company’s market area remains low compared to historical periods.

Allowance for Loan Losses and Asset Quality. The ratio of the allowance for loan losses to total loans outstanding was 2.80% and 2.71% at December 31, 2011 and 2010, respectively. The following table is an analysis of the Company’s nonperforming loans and other real estate owned at December 31 (dollars in thousands):

	2011	2010	2009
Loans past due 90 days or more still on accrual	$286	$191	$790
Nonaccrual loans	53,058	80,344	38,038
Total nonperforming loans	$53,344	$80,535	$38,828
Nonperforming loans as a percent of total loans	5.42%	7.77%	3.25%
Allowance for loan losses as a percent of nonperforming loans	52%	35%	67%
Other real estate owned	$23,505	$20,479	$25,994
Nonperforming assets as a percent of total assets	3.98%	5.15%	3.34%

The level of the allowance for loan losses is determined by evaluating the general allowance, which is allocated to pools of loans, as well as the specific allowance allocated to impaired loans. The Company utilizes a matrix which tracks changes in various factors that management has determined to have direct effects on the performance of the loan portfolio. These factors include consideration of the following: levels and trends in past dues; trends in charge-offs and recoveries; trends in volume and terms of loans; effects of collateral deterioration; other changes in lending policies, procedures and practices; experience, ability and depth of lending management and other relevant staff; national and local economic trends; and trends in impaired loans including impaired loans without specific allowance for loan losses. The matrix assigns factors to each loan category which is used to determine the amount of the general allowance. The specific allowance allocated to impaired loans is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the loan’s collateral, if repayment of the loan is collateral dependent. A loan is considered impaired when, based on current information and events, full payment under the loan terms is not expected. Loans for which the terms have been modified and for which the borrower is experiencing financial difficulties are considered TDRs and classified as impaired.

Net loan charge-offs were $12.4 million and $16.6 million in 2011 and 2010, respectively. This decrease was primarily due to the decrease in the level of nonperforming loans. Nonperforming loans (nonaccrual and loans past due 90 days or more still on accrual) decreased to $53.3 million at December 31, 2011, from $80.5 million at December 31, 2010. This change was primarily due to decreases in nonaccrual loans as a result of $55.4 million in loans being transferred to other real estate owned, as well as $5.3 million in payments on nonaccrual loans and $2.4 million in charge-offs of nonaccrual loans during 2011. Despite the transfer of a significant amount of nonaccrual loans, other real estate owned increased only by $3.0 million as a result of sales of properties during 2011.

Additionally, $3.2 million of loans were brought current during 2011. These decreases to nonaccrual loans were partially offset by $35.0 million of loans being classified as nonaccrual during 2011.

The provision for loan losses was $11.9 million and $18.7 million for 2011 and 2010, respectively. Based on the above discussions on nonperforming loans, impaired loans and overall decline in total loans of $52.2 million, the Company determined that the provision for loan losses of $11.9 million was appropriate to maintain the allowance for loan losses at an adequate level for probable incurred losses inherent in the loan portfolio as of December 31, 2011. The provision for loan losses during 2011 was net of a negative provision of $1.1 million for commercial real estate. This negative provision was a result of reductions in the historical loss factors used in the general component of the allowance for loan losses.

Bank-Owned Life Insurance (“BOLI”). The carrying value of BOLI decreased to $32.6 million at December 31, 2011 from $39.5 million at December 31, 2010. This decrease was primarily due to the Company surrendering $7.9 million of bank-owned life insurance policies in connection with the termination of a portion of the deferred compensation plan.

Other Real Estate Owned. At December 31, 2011, the Company had $23.5 million in other real estate owned, compared to $20.5 million at December 31, 2010. During 2011, the Company acquired properties with an aggregate carrying value of $55.4 million, and the Company sold properties with an aggregate carrying value of $46.5 million. These sales produced a net loss of $.2 million. On a monthly basis, the Company evaluates the carrying value of all other real estate owned properties and takes write-downs on these properties as necessary. During 2011, the Company recorded aggregate write-downs of $5.9 million due to continued declines in real estate values. The Company is actively marketing the properties it holds in its other real estate owned portfolio in a continuing effort to reduce the size of this portfolio.

Deposits. Total deposits at December 31, 2011 decreased 2.2% from the prior year-end due to decreases in certificates of deposit and prepaid solutions deposits. These decreases were partially offset by continued increases in all other non-maturity deposits components. Management believes that due to the current state of the economy, some customers have migrated from non-liquid time deposits to more liquid deposit products such as money market checking and savings deposits. In general, management promotes the Company’s deposit products when it believes appropriate and prices its products in a manner intended to retain the Company’s current customers while maintaining an acceptable net interest margin. As of December 31, 2011, the Company held $5.8 million of deposits related to balances on cards issued by the Bank’s former prepaid solutions group. The Bank is in the process of winding down its issuing bank responsibilities under the prepaid card programs originated by the Bank’s former prepaid solutions group that were transferred, and the Bank expects to reduce the level of, and eventually cease to hold, these deposits. As of December 31, 2011, the Bank had no brokered deposits.

Prepaid Solutions Cards. Outstanding balances on prepaid solutions cards, which represent the total of prepaid solution cards deposits and prepaid solutions cards liabilities, decreased 58.4% at December 31, 2011 from December 31, 2010. On December 4, 2009, the Company sold its prepaid solutions card division. The Bank remains the card issuing bank under a number of the card programs transferred, although the Bank is in the process of winding down such responsibilities.

Capital Resources

Shareholders’ equity at December 31, 2011 increased 14.1% from December 31, 2010. The increase resulted from net income of $7.8 million, a change in the amount reclassified on ESOP shares of $6.6 million and an increase in accumulated other comprehensive income of $3.3 million. In accordance with applicable regulations, the appraised fair market value of West Suburban common stock owned by the ESOP is included in Tier 1 capital.

Banking regulations require the Company and the Bank to maintain minimum capital amounts and ratios. Regulatory capital requirements call for a minimum total risk-based capital ratio of 8% for each of the Company and the Bank, a minimum Tier 1 risk-based capital ratio of 4% for each of the Company and the Bank and a minimum leverage ratio (3% for the most highly rated banks and bank holding companies that do not expect significant growth; all other institutions are required to maintain a minimum leverage capital ratio of 4% to 5% depending on their particular circumstances and risk and growth profiles) for each of the Company and the Bank. On a consolidated basis, the Company exceeded these minimum regulatory capital requirements as of December 31, 2011. Bank holding companies and their subsidiaries are generally expected to operate at or above the minimum capital requirements.

On January 13, 2011, the Bank agreed with its regulators to maintain minimum capital ratios in excess of the minimum ratios required by applicable federal regulations. The Bank agreed to maintain minimum capital ratios equal to or exceeding 8.00% for Tier 1 capital to average total assets and 12.00% for total capital to risk-weighted assets. As of December 31, 2011 the Bank was in compliance with these heightened regulatory capital requirements. If the Bank is not in compliance with these requirements in the future, the Bank may become subject to additional regulatory actions or restrictions.

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

As of December 31, 2011, the Bank’s Tier 1 capital to average total assets ratio was 8.11%, .11%, or $2.2 million above the 8.00% level the Bank agreed with its regulators to maintain, and the Bank’s total capital to risk-weighted assets was 13.46%, 1.46%, or $18.5 million, above the 12.00% the Bank agreed with its regulators to maintain.

As of December 31, 2011 and 2010, the Bank exceeded the minimum capital ratios required for it to qualify as “well-capitalized” under the regulatory framework for prompt corrective action. There were no conditions or events since December 31, 2011, that management believes would result in a change of the Bank being considered “well-capitalized.”

Liquidity

Effective liquidity management ensures the availability of funding sources at minimum cost to meet fluctuating deposit balances, loan demand needs and to take advantage of earnings enhancement opportunities. A large, stable core deposit base and a strong capital position are the solid foundation for the Company’s liquidity position. Liquidity is enhanced by a securities portfolio structured to provide liquidity as needed. The Company also maintains relationships with correspondent banks to purchase federal funds subject to underwriting and collateral requirements. Additionally, subject to credit underwriting, collateral, capital stock, and other requirements of the Federal Home Loan Bank of Chicago (the “FHLB”), the Company is able to borrow from the FHLB on a “same day” basis. As of December 31, 2011, the Company could have borrowed up to approximately $152 million from the FHLB secured by certain of its real estate loans and securities. The Company manages its liquidity position through continuous monitoring of profitability trends, asset quality, interest rate sensitivity and maturity schedules of interest-earning assets and interest-bearing liabilities.

Generally, the Company uses cash and cash equivalents to meet its liquidity needs. As of December 31, 2011 and 2010, these liquid assets represented 29.6% and 30.0% of total assets, respectively. If the Company’s cash and cash equivalents are not sufficient to meet its liquidity needs, the Company would access the federal funds available for a short period of time. If longer term liquidity is needed, the Company would meet those needs by using securities available for sale.

Net cash provided by operating activities during 2011 was $17.6 million. Net cash provided by investing activities was $65.7 million, while net cash used in financing activities for this period was $37.7 million.

Income Statement Analysis — 2011 Compared to 2010

General. The Company’s net income increased $6.6 million to $7.8 million at December 31, 2011 from $1.2 million at December 31, 2010. This increase was primarily due to a decrease in the provision for loan losses expense of $6.8 million. Additionally, total noninterest income increased $3.9 million. Income tax expense increased $4.0 million, partially offsetting these increases to income.

Net Interest Income. Net interest income (on a fully tax-equivalent basis, assuming a tax rate of 35.0%) decreased 2.5% compared to 2010. Net interest income is the primary source of income for the Company. Net interest income is the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by changes in volume and yield on interest-earning assets and interest-bearing liabilities. Interest-earning assets consist of federal funds sold, securities and loans. Interest-bearing liabilities primarily consist of deposits. The net interest margin is the percentage of tax-equivalent net interest income to average earning assets. The Company’s net interest margin (on a fully tax-equivalent basis) was 3.5% for the years ended December 31, 2011 and 2010.

Total interest income (on a tax-equivalent basis, assuming a tax rate of 35.0%) decreased 10.4% during 2011 compared to 2010, primarily due to the decrease in total loans and decreasing yields in the Company’s securities portfolio. Average loan balances decreased 15.8% during 2011 while the average yield on the loan portfolio increased five basis points. Average securities balances increased 21.5% during 2011, and the average yield on the securities portfolio decreased 50 basis points. Management decided to sell securities as market rates declined during 2011. A large portion of these securities were sold in order to reduce the Company’s interest rate risk in the securities portfolio. Management’s analysis of these securities indicated that certain higher yielding securities could be sold at a gain and over time the proceeds could be reinvested at lower yields and continue to be accretive to earnings.

Total interest expense decreased 35.8% during 2011 compared to 2010. Lower interest on deposits, resulting from lower yields on interest-bearing deposits, accounted for most of the decrease. The average yield on interest-bearing deposits decreased 39 basis points to .7% during 2011 from 1.1% during 2010. Approximately 58.1% of time deposits are scheduled to mature within one year.

The following table reflects the impact of changes in volume and rates of interest-earning assets and interest-bearing liabilities on a tax equivalent basis for the years ended December 31, 2011 and 2010 (dollars in thousands):

	2011 compared to 2010			2010 compared to 2009
	Change due to		Total	Change due to		Total
	Volume	Rate	Change	Volume	Rate	Change
Interest Income
Federal funds sold	$(38)	$10	$(28)	$(96)	$(10)	$(106)
Securities	3,525	(2,882)	643	4,418	(4,849)	(431)
Loans	(9,195)	542	(8,653)	(5,667)	310	(5,357)
Total interest income	(5,708)	(2,330)	(8,038)	(1,345)	(4,549)	(5,894)

Interest Expense
Interest-bearing deposits	(274)	(6,327)	(6,601)	996	(7,511)	(6,515)
Other interest-bearing liabilities	(42)	43	1	(42)	(1)	(43)
Total interest expense	(316)	(6,284)	(6,600)	954	(7,512)	(6,558)
Net interest income	$(5,392)	$3,954	$(1,438)	$(2,299)	$2,963	$664

Provision for Loan Losses. The provision for loan losses decreased $6.8 million in 2011. A more detailed discussion concerning the allowance for loan losses is presented in the Allowance for Loan Losses and Asset Quality section of this annual report.

Noninterest Income. Total noninterest income increased $3.9 million during 2011 compared to 2010. During 2011, the Company sold $190.5 million of investment securities resulting in an increase in gains on sales of investment securities of $7.7 million. The Company also experienced an increase in other income of $.4 million primarily due to increased servicing fees on sold loans and mortgage loan application fees. During 2010, the Company recorded a gain on sale of portfolio loans held for sale of $2.8 million. The Company experienced a decrease in BOLI income of $.8 million primarily due to the surrendering of $7.9 million of BOLI policies in connection with the termination of a portion of the deferred compensation plan. Service fees on deposit accounts decreased $.8 million primarily due to decreased fees associated with the overdraft honor program.

Noninterest Expense. Total noninterest expense decreased 3.1% during 2011 compared to 2010. FDIC assessment expense decreased $1.2 million primarily due to changes in the assessment calculation implemented by the FDIC during 2011. Furniture and equipment expense decreased $.3 million primarily due to reduced depreciation expense. Professional fees expense decreased $.6 million primarily due to reduced costs associated with regulatory compliance issues and lending. Loan administration expense decreased $.5 million due to reduced expenses incurred in 2011 for real estate tax payments on collateral securing nonaccrual commercial, commercial real estate and construction and development loans. Occupancy expense decreased $.2 million primarily due to reduced rent expense net of rental income. This decrease was partially offset by increased maintenance building costs. Salaries and employee benefits expense decreased $.4 million primarily due to the surrendering of $7.9 million of BOLI policies in connection with the termination of a portion of the deferred compensation plan. Other real estate owned expense increased $1.2 million primarily due to increased property management expenses and increased write-downs during 2011.

Income Taxes. Income tax expense increased $4.0 million during 2011 compared to 2010. The effective tax rates for 2011 and 2010 were 20.0% and (222.2%), respectively. The increase was due to the higher pre-tax income and its impact on the ratio of pre-tax income to pre-tax income subject to income taxes. Furthermore, the Company surrendered a portion on the BOLI tied to the portion of the deferred compensation plan terminated in the third quarter of 2011, which resulted in the Company incurring additional tax expense on the life-to-date earnings of the surrendered BOLI. Additionally, a higher blended tax rate in 2011 as compared to 2010 is due to an increase in the State of Illinois and the federal effective tax rate. During 2011, the Company adjusted the deferred tax assets using the higher state and federal effective tax rates resulting in a decrease in the income tax expense of $1.1 million.

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

Listed below are the Company’s projected changes in net interest income over a twelve-month horizon for the various rate shock levels as of the periods indicated (dollars in thousands):

	Amount	Dollar Change	Percent Change
December 31, 2011
+200 basis points	$51,420	$(2,637)	(4.9)%
+100 basis points	50,949	(3,108)	(5.7)%
Base	54,057
-100 basis points	48,215	(5,842)	(10.8)%
-200 basis points	45,876	(8,181)	(15.1)%

December 31, 2010
+200 basis points	$56,061	$(3,246)	(5.5)%
+100 basis points	56,799	(2,508)	(4.2)%
Base	59,307
-100 basis points	53,338	(5,969)	(10.1)%
-200 basis points	49,072	(10,235)	(17.3)%

In a falling rate environment, the Company is projected to have a decrease in net interest income. However, it is not possible for many of the Company’s deposit rates to fall 100 or 200 basis points due to their current rates already being below 100 basis points at December 31, 2011. The target federal funds rate is currently set by the Federal Reserve at a rate between 0 and 25 basis points. As a result, a 200 basis point decline in overall rates would only have between a 0 and 25 basis point decline in both federal funds and the prime rate. Further, other rates that are currently below 1% or 2% (e.g. U.S. Treasuries and LIBOR) would not fall below 0% with an overall 100 or 200 basis point decrease in rates. Many of the Company’s variable rate loans are set to an index tied to prime, federal funds or LIBOR, and as a result, a further decrease in rates would not have a substantial impact on loan yields. Accordingly, management believes that the analyses resulting from 100 and 200 basis point downward changes are not meaningful in light of current interest rate levels.

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

BOARDS OF DIRECTORS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chairman of the Board
David S. Bell	Certified Public Accountant
Duane G. Debs	President and Chief Financial Officer
Charles P. Howard	Parkview Community Church, Administrative Pastor
Peggy P. LoCicero	Former Bank Officer

West Suburban Bank

Keith W. Acker	Chairman of the Board, President
Craig R. Acker	Former Bank Officer
David S. Bell	Certified Public Accountant
Keith J. Kotche	Levato & Kotche, Partner
William L. Smith, Jr.	Taslitz, Smith and Hemmesch, Partner
John G. Williams	Bracing Systems, Vice President

OFFICERS

West Suburban Bancorp, Inc.

Kevin J. Acker	Chief Executive Officer
Duane G. Debs	President and Chief Financial Officer
Keith W. Acker	Chief Operations Officer
Michael P. Brosnahan	Vice President
Timothy W. Clifford	Vice President, Director of Internal Audit
George E. Ranstead	Secretary to the Board and Treasurer

West Suburban Bank

Senior Officers
Keith W. Acker	President, Trust Officer
Kevin J. Acker	Senior Vice President, Marketing
Michael P. Brosnahan	Senior Vice President, Lending
Duane G. Debs	Senior Vice President, Comptroller and Trust Officer

Bank Secrecy Act
Matthew Beckmann	Bank Secrecy Act Officer

Cash Management
Gary Raczek	Vice President, Cash Management Manager

Commercial Loans
Stanley C. Celner, Jr.	Vice President, Commercial Loans
Grant O. Cowen	Vice President, Commercial Loans

Timothy P. Dineen	Vice President, Commercial Real Estate Loans
Michael F. Moone	Vice President, Commercial Real Estate Loans
David B. Lahl	Vice President, Commercial Loans
David S. Orr	Vice President, Commercial Loans
John J. Schroeder	Vice President, Commercial Loans
Edwin S. Stephens IV	Vice President, Commercial Loans
Gregory L. Young	Vice President, Commercial Loans

Comptroller
Jay J.P. Greifenkamp	Vice President, Senior Financial Analyst, Investment Officer and Secretary to the Board
George E. Ranstead	Vice President, Assistant Comptroller and Investment Officer

Consumer Loans
Charles J. Svoboda	Vice President, Consumer Loans - Department Head
David J. Wanek	Vice President, Consumer Loans

Facilities Management
Edward J. Garvey	Vice President, Facilities Management
Matthew R. Acker	Property and OREO Manager

Financial Services
Michael Abbatacola	Vice President, Financial Services

Human Resources
Mary Ellen Condon	Vice President, Human Resources

Information Systems
Steven A. Jennrich	Vice President, Information Systems
Jacqueline R. Weigand	Vice President, Project Manager

Internal Audit
Timothy W. Clifford	Vice President, Director of Internal Audit

Loan Operations
Kevin G. Carani	Vice President, Mortgage Processing, Loan Servicing
Sandra C. Boyce	Vice President, Residential Mortgage Loan Processing
Kevin Bussey	Vice President, Collections
Debra H. Crowley	Vice President, Commercial Loan Operations
Lawrence J. Ortman	Vice President, Credit Analysis and Loan Review

Marketing
Denise M. Zatarski	Director of Marketing

Operations
Danielle Budig	Vice President, Corporate Operations and Visa

Regulatory Compliance and Community Reinvestment Act
Alice Ann Gaultney	Vice President, Director of Regulatory Compliance and Community Reinvestment Act Officer

Retail Banking
William J. Jennrich	Vice President, Retail Branch Banking
Barbara D. Darden	Vice President, Regional Manager - Central Region
Marc L. DiNatale	Vice President, Regional Manager - East Region

Kirsten L. Erickson	Vice President, Regional Manager - West Region, Acting Branch Manager - Bartlett and Montgomery
Marcia K. Worobec	Vice President, Branch Operations and Branch Manager - Westmore
Jennifer Bentson	Assistant Vice President, Branch Manager - Oswego, Oswego West
Kathleen M. Brockman	Assistant Vice President, Branch Manager - Eola Road
John Bruner	Assistant Vice President, Branch Manager - South Main
Jill E. Castillo	Assistant Vice President, Branch Manager - Oakbrook Terrace
Maribel Colon	Assistant Vice President, Branch Manager - Lake Street
Beverly D. Cornelious	Assistant Vice President, Branch Manager - Bolingbrook East
Gina M. Corral	Assistant Vice President, Branch Manager - Bolingbrook West
Robert G. Dover, Jr.	Assistant Vice President, Branch Manager - Gary Avenue
Nansi E. Eivaz	Assistant Vice President, Branch Manager - Chicago Avenue, Naperville
Sharon A. Fonte	Assistant Vice President, Branch Manager - Glendale Heights
James R. Graziano	Assistant Vice President, Branch Manager - Finley Road, Downtown Downers
Jacqueline Green	Assistant Vice President, Branch Manager - Warrenville
Priya Hira	Assistant Vice President, Branch Manager - Danada, Wheaton
Desiree King	Assistant Vice President, Branch Manager - Fair Oaks
Terry Leitner	Assistant Vice President, Branch Manager - Cass Avenue, 75th Street
Jeffery W. Miska	Assistant Vice President, Branch Manager - North Main
Brian S. Nickleski	Assistant Vice President, Branch Manager - Westmont
Sandra Ochoa	Assistant Vice President, Branch Manager - Randall Road
Gwen B. O’Loughlin	Assistant Vice President, Branch Manager - Villa Park
Robert L. Pauling	Assistant Vice President, Branch Manager - Stratford Square
Cynthia A. Picton	Assistant Vice President, Branch Manager - West Galena
Michelle Rashad	Assistant Vice President, Branch Manager - Romeoville
Matthew Remus	Assistant Vice President, Branch Manager - Sugar Grove, Yorkville
Lisa M. Schmidt	Assistant Vice President, Branch Manager - South Elgin
Ann M. Talavera	Assistant Vice President, Branch Manager - President Street
Patience K. Tannenbaum	Assistant Vice President, Branch Manager - Charlestowne
Mihaela Tonchevici	Assistant Vice President, Branch Manager - River Run

Security and Loss Prevention
Jack Buscemi	Vice President, Security and Loss Prevention

Trust
Christine H. Pawlak	Trust Officer

West Suburban Insurance Services
Patricia Falstrom	Insurance Agent

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

Sugar Grove

Sugar Grove Branch: 522 Route 47, Sugar Grove, Illinois 60554

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

Duane G. Debs

President and Chief Financial Officer

West Suburban Bancorp, Inc.

2800 Finley Road

Downers Grove, Illinois 60515

(630) 652-2801

Annual Meeting of Shareholders

The annual meeting of shareholders of West Suburban Bancorp, Inc. will be held at West Suburban Bank, 711 South Meyers Road, Lombard, Illinois on Wednesday, May 9, 2012 at 8:00 a.m. All shareholders are cordially invited to attend.

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

Alice Ann Gaultney

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